Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160530

669 River Drive, Center 2 Elmwood Park, New Jersey 07407	111 Eighth Avenue New York, New York 10011

To the Stockholders of HLTH Corporation and WebMD Health Corp.:

On June 17, 2009, HLTH Corporation and WebMD Health Corp. entered into an agreement and plan of merger. This joint proxy statement/prospectus describes the merger contemplated by that agreement, including the reasons the merger was proposed, the negotiation process that led to the merger and other background information. We are sending you this joint proxy statement/prospectus and related materials in connection with the solicitation of proxies by the boards of directors of WebMD and HLTH for use at their Annual Meetings of Stockholders to be held on October 23, 2009. At the Annual Meetings, the stockholders of WebMD and HLTH will each be asked to consider and vote on a proposal to approve the merger of HLTH and WebMD, as well as the other proposals to be considered at the Annual Meetings. These proposals are discussed in greater detail in the remainder of this joint proxy statement/prospectus. We urge you to carefully read this joint proxy statement/prospectus, and the documents incorporated by reference into it. In particular, see “Risk Factors” beginning on page 28.

If the merger is approved by stockholders of HLTH and WebMD and the other conditions specified in the merger agreement are met:

•	HLTH will merge into WebMD, with WebMD continuing as the surviving company and HLTH will cease to exist as a separate entity;

•	each outstanding share of HLTH Common Stock will be converted into 0.4444 shares of WebMD Common Stock;

•	the WebMD Class B Common Stock held by HLTH will be canceled; and

•	holders of WebMD Class A Common Stock will continue to own their existing shares, which will not be affected by the merger, except that such shares will no longer be referred to as “Class A” and except as otherwise described in this joint proxy statement/prospectus.

Because of HLTH’s ownership of a controlling interest in WebMD, the WebMD Board of Directors formed a special committee to consider possible transactions between the companies. Each of the members of the special committee is an independent director and none of its members serves as a director of HLTH. The special committee retained its own financial and legal advisors and, with the assistance of those advisors, negotiated the terms and conditions of the merger with HLTH. After this negotiation, and upon receipt of the opinion of Morgan Joseph & Co. Inc., an independent investment banking firm retained by the special committee, that the merger consideration to be received by holders of HLTH Common Stock is fair, from a financial point of view, to the holders of WebMD Class A Common Stock (other than HLTH and the officers and directors of HLTH, WebMD and their respective affiliates), the special committee unanimously recommended to the WebMD Board of Directors that the merger be approved and that the WebMD board recommend that holders of WebMD Class A Common Stock vote in favor of the merger. Based on the recommendation of the special committee, the WebMD Board of Directors approved the merger and recommends that holders of WebMD Class A Common Stock vote “FOR” the proposal to approve the merger at the WebMD Annual Meeting.

The HLTH Board of Directors believes that the merger is fair to and in the best interests of the stockholders of HLTH and recommends that HLTH’s stockholders vote “FOR” the proposal to approve the merger at the HLTH Annual Meeting.

In the merger agreement, HLTH has agreed to vote all of the shares of WebMD Class B Common Stock that it holds in favor of approving the merger. Since HLTH controls approximately 96% of the voting power of all the outstanding WebMD Common Stock, it can cause the merger to be approved by WebMD without the vote of any other stockholder. However, HLTH and WebMD cannot complete the merger unless a majority of the outstanding shares of HLTH Common Stock approves it.

All HLTH and WebMD stockholders are cordially invited to attend their company’s Annual Meeting in person. However, to ensure your representation at the applicable Annual Meeting, you are urged to complete, sign, date and return the enclosed proxy card in the enclosed postage-prepaid envelope as promptly as possible.

Martin J. Wygod Chairman of the Board and Acting Chief Executive Officer, HLTH Corporation	Wayne T. Gattinella Chief Executive Officer and President, WebMD Health Corp.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger, approved or disapproved of the transaction, passed upon the merits or fairness of the transaction or determined if this joint proxy statement/prospectus is adequate, accurate or complete. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated September 14, 2009 and is first being mailed to stockholders on or about September 18, 2009.

SOURCES OF ADDITIONAL INFORMATION

This joint proxy statement/prospectus includes information also set forth in documents filed by WebMD and HLTH with the SEC, and those documents include information about each company that is not included in or delivered with this document. This joint proxy statement/prospectus also incorporates by reference important business and financial information about WebMD and HLTH from documents filed by WebMD and HLTH with the SEC that are not included in or delivered with this document. You can obtain any of those documents filed with the SEC from WebMD or HLTH, as the case may be, or through the SEC at the SEC’s web site. The address of that site is http://www.sec.gov. Stockholders of WebMD or HLTH may obtain documents filed with the SEC or documents incorporated by reference in this document, when available, free of cost, by directing a request to the appropriate company at:

HLTH Corporation 669 River Drive, Center 2 Elmwood Park, New Jersey 07407 Attention: Investor Relations Telephone Number: (201) 414-2002	WebMD Health Corp. 111 Eighth Avenue New York, New York 10011 Attention: Investor Relations Telephone Number: (212) 624-3817

If you would like to request documents, in order to ensure timely delivery, you must do so at least five business days before the date of the Annual Meetings. This means you must request this information no later than September 18, 2009. WebMD or HLTH, as the case may be, will mail properly requested documents to requesting stockholders by first class mail, or another equally prompt means, within one business day after receipt of such requests.

You should rely only on the information contained or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated September 14, 2009. You should not assume that the information contained in, or incorporated by reference into, this joint proxy statement/prospectus is accurate as of any date other than that date, except to the extent that such information is contained in an additional document filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, between the date of this joint proxy statement/prospectus and the date of the HLTH and WebMD annual meetings and is incorporated by reference herein. Neither the mailing of this joint proxy statement/prospectus to HLTH or WebMD stockholders nor the issuance by WebMD of WebMD Common Stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this document regarding HLTH has been provided by HLTH and information contained in this document regarding WebMD has been provided by WebMD.

See “Where You Can Find More Information” on page 255.

WEBMD HEALTH CORP.
111 Eighth Avenue
New York, New York 10011

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD OCTOBER 23, 2009

To the Stockholders of WebMD Health Corp.:

NOTICE IS HEREBY GIVEN that an Annual Meeting of Stockholders of WebMD Health Corp. will be held at 9:30 a.m., Eastern time, on October 23, 2009, at The Ritz-Carlton New York, Battery Park, Two West Street, New York, New York 10004, for the following purposes:

1. To consider and vote on a proposal to adopt the agreement and plan of merger, dated as of June 17, 2009, between HLTH Corporation and WebMD, and to approve the transactions contemplated by that agreement, including the merger.

2. To elect three Class I directors, each to serve a three-year term expiring at the Annual Meeting of Stockholders in 2012 or until his successor is elected and has qualified or his earlier resignation or removal.

3. To consider and vote on a proposal to ratify and approve an amendment to WebMD’s Amended and Restated 2005 Long-Term Incentive Plan to increase the number of shares of WebMD Common Stock issuable under that Plan by 1,100,000 shares, to a total of 15,600,000 shares.

4. To consider and vote on a proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as WebMD’s independent auditor for the fiscal year ending December 31, 2009.

5. To consider and transact such other business as may properly be brought before the Annual Meeting or any adjournment or postponement thereof.

Only stockholders of record at the close of business on September 8, 2009 will be entitled to vote at this meeting. The stock transfer books will not be closed.

All stockholders are cordially invited to attend the Annual Meeting in person. However, to ensure your representation at the Annual Meeting, you are urged to complete, sign, date and return the enclosed proxy card in the enclosed postage-prepaid envelope as promptly as possible.

By Order of the Board of Directors
of WebMD Health Corp.

Douglas W. Wamsley
Executive Vice President,
General Counsel and Secretary

New York, New York
September 14, 2009

YOUR VOTE IS IMPORTANT.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING,
PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY.

HLTH CORPORATION
669 River Drive, Center 2
Elmwood Park, New Jersey 07407-1361

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD OCTOBER 23, 2009

To the Stockholders of HLTH Corporation:

NOTICE IS HEREBY GIVEN that an Annual Meeting of Stockholders of HLTH Corporation will be held at 9:30 a.m., Eastern time, on October 23, 2009, at The Ritz-Carlton New York, Battery Park, Two West Street, New York, New York 10004, for the following purposes:

1. To consider and vote on a proposal to adopt the agreement and plan of merger, dated as of June 17, 2009, between WebMD Health Corp. and HLTH, and to approve the transactions contemplated by that agreement, including the merger.

2. To elect three Class II directors, each to serve a three-year term expiring at the Annual Meeting of Stockholders in 2012 or until his successor is elected and has qualified or his earlier resignation or removal.

3. To consider and vote on a proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as HLTH’s independent auditor for the fiscal year ending December 31, 2009, in the event that the merger is not completed.

4. To consider and transact such other business as may properly be brought before the Annual Meeting or any adjournment or postponement thereof.

Only stockholders of record at the close of business on September 8, 2009 will be entitled to vote at this meeting. The stock transfer books will not be closed.

All stockholders are cordially invited to attend the Annual Meeting in person. However, to ensure your representation at the Annual Meeting, you are urged to complete, sign, date and return the enclosed proxy card in the enclosed postage-prepaid envelope as promptly as possible.

By Order of the Board of Directors
of HLTH Corporation

Charles A. Mele
Executive Vice President,
General Counsel and Secretary

Elmwood Park, New Jersey
September 14, 2009

YOUR VOTE IS IMPORTANT.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING,
PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY.

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WHERE YOU CAN FIND MORE INFORMATION	255
WHAT INFORMATION YOU SHOULD RELY ON	256

FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains both historical and forward-looking statements. All statements, other than statements of historical fact, are or may be, forward-looking statements. For example, the following types of statements are, or may be, forward-looking statements:

•	projections, predictions, expectations, estimates or forecasts of the financial or operational performance of HLTH, WebMD or the combined company or of the value of assets or liabilities of HLTH, WebMD or the combined company;

•	HLTH’s, WebMD’s or the combined company’s objectives, plans or goals; and

•	conditions or events following the completion of the proposed merger of HLTH and WebMD.

These forward-looking statements reflect management’s current expectations concerning future results and events and can generally be identified by the use of expressions such as “may,” “will,” “should,” “could,” “would,” “likely,” “predict,” “potential,” “continue,” “future,” “estimate,” “believe,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” and other similar words or phrases, as well as statements in the future tense.

Examples of forward-looking statements in this joint proxy statement/prospectus include, but are not limited to, statements regarding:

•	expected benefits from the merger;

•	HLTH’s and WebMD’s ability to satisfy the conditions and terms of the merger, and to execute the merger in the estimated timeframe, if at all;

•	expected governance of WebMD upon completion of the merger; and

•	the anticipated tax consequences of the merger.

Forward-looking statements are not guarantees of future performance. They involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements. Factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, those disclosed in the section entitled “Risk Factors” and in other reports filed by WebMD and HLTH with the SEC and incorporated by reference in this joint proxy statement/prospectus.

The forward-looking statements included in this joint proxy statement/prospectus are made only as of the date of this joint proxy statement/prospectus. Except as required by applicable law or regulation, neither WebMD nor HLTH undertake any obligation to update any forward-looking statements to reflect subsequent events or circumstances.

2008 ANNUAL REPORTS TO STOCKHOLDERS

Annexes B-1 through B-4 of this joint proxy statement/prospectus constitute portions of the 2008 Annual Report required to be distributed with this joint proxy statement/prospectus to stockholders of HLTH. Annexes C-1 through C-5 of this joint proxy statement/prospectus constitute portions of the 2008 Annual Report required to be distributed with this joint proxy statement/prospectus to stockholders of WebMD. For 2008, the companies will not be distributing stand-alone Annual Report documents. The Annexes, together with other information contained in this joint proxy statement/prospectus, contain all of the information that HLTH and WebMD would have included in their respective Annual Reports, but in a format that they believe is more useful to stockholders of both HLTH and WebMD in connection with this year’s Annual Meetings.

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QUESTIONS AND ANSWERS

The Annual Meetings of Stockholders

Q:	When and where are the Annual Meetings of Stockholders?

A:	Both the HLTH Annual Meeting and the WebMD Annual Meeting will take place on October 23, 2009, at 9:30 a.m., at The Ritz-Carlton New York, Battery Park, Two West Street, New York, New York 10004.

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The Merger

Q:	What will HLTH stockholders receive in the merger?

A:	If the merger is completed, each outstanding share of HLTH Common Stock will be converted into 0.4444 shares of WebMD Common Stock.

WebMD will not issue any fractional shares of WebMD Common Stock in exchange for shares of HLTH Common Stock. Instead, each holder of a fractional share interest will be paid an amount in cash (without interest) equal to the fractional share interest multiplied by the closing price of a share of WebMD Class A Common Stock on the Nasdaq Global Select Market on the last trading day immediately preceding the effective time of the merger. For more information on the treatment of fractional shares, see “The Merger Agreement — Effect on Capital Stock; Merger Consideration; Exchange of Certificates — Exchange of Certificates.”

Q:	What will happen to shares of WebMD Common Stock in the merger?

A:	If the merger is completed, the shares of WebMD Class B Common Stock, all of which are held by HLTH, will be canceled. Holders of WebMD Class A Common Stock will continue to own their existing shares, which will not be converted or cancelled in the merger. However, since there will no longer be any WebMD Class B Common Stock outstanding following the effective time of the merger, the merger agreement provides for the certificate of incorporation of WebMD to be amended at the time of the merger to reflect there being only one class of WebMD Common Stock outstanding, all shares of which will have the same rights, and it will no longer be referred to as “Class A” after the merger. Based on 9.7 million shares of WebMD Class A Common Stock and 104.0 million shares of HLTH Common Stock outstanding as of August 31, 2009, there would be approximately 55.9 million shares of WebMD Common Stock outstanding on a pro forma basis, giving effect to the merger as of that date. The only further changes being made to WebMD’s certificate of incorporation merely give effect, at the time of the merger, to provisions of the existing certificate of incorporation that would automatically have become effective whenever HLTH ceased to own a majority of the voting power of WebMD’s outstanding Common Stock. For a description of the changes to be made to the certificate of incorporation of WebMD in connection with the merger, see “Description of WebMD Capital Stock — Amendments to Amended WebMD Charter and Amended and Restated By-laws.”

Q:	What will happen to HLTH in the merger?

A:	Upon effectiveness of the merger, the separate corporate existence of HLTH will cease and WebMD will continue as the surviving company in the merger and will succeed to and assume all the rights and obligations of HLTH.

Q:	Why was the merger proposed?

A:	The key goals for the merger include allowing HLTH’s stockholders to participate directly in the ownership of WebMD, while eliminating HLTH’s controlling interest in WebMD and the inefficiencies associated with having two separate public companies, increasing the ability of WebMD to raise capital and to obtain financing, and enhancing the liquidity of WebMD Common Stock by significantly increasing the public float. The boards of directors of HLTH and WebMD both believe that, as a result of the negotiations between HLTH and a special committee of the WebMD Board of Directors, which we refer to as the WebMD Special Committee, the merger agreement provides for a transaction that meets these goals and is fair to the holders of WebMD Class A Common Stock. The Board of Directors of HLTH also believes that the terms of the merger are fair to the holders of HLTH Common Stock. A detailed discussion of the background of, and reasons for, the merger are described in “The Merger — Background of the Merger,” “The Merger — HLTH’s Purposes and Reasons for the Merger” and “The Merger — WebMD’s Purposes and Reasons for the Merger.”

Q:	Are there risks I should consider in deciding whether to vote for the merger?

A.	Yes. A description of some of the risks that should be considered in connection with the merger are included in this joint proxy statement/prospectus under the heading “Risk Factors.”

Q:	Why did the WebMD Board of Directors appoint a Special Committee to negotiate with HLTH?

A:	Because of HLTH’s ownership of a controlling interest in WebMD, the Board of Directors of WebMD formed the WebMD Special Committee to consider and negotiate a possible transaction between the two companies to be proposed by HLTH. Each of the members of the WebMD Special Committee is an independent director and none of its members serves as a director of HLTH. The WebMD Special Committee retained its own financial and legal advisors and, with the assistance of those advisors, negotiated the terms and conditions of the merger with HLTH.

Q:	Do the boards of directors of HLTH and WebMD recommend voting “FOR” the proposals to adopt the merger agreement and approve the merger at the Annual Meetings?

A:	Yes. Based on the recommendation of the WebMD Special Committee, taking into consideration the fairness opinion of the WebMD Special Committee’s financial advisor, a copy of which is attached to this joint proxy statement/prospectus as Annex F, the Board of Directors of WebMD approved the merger agreement and the transactions contemplated thereby and declared the merger agreement advisable, and recommends that holders of WebMD Class A Common Stock vote “FOR” the proposal to adopt the merger agreement and approve the transactions contemplated thereby, including the merger, at the WebMD Annual Meeting.

Additionally, taking into consideration the fairness opinion of its financial advisor, a copy of which is attached to this joint proxy statement/prospectus as Annex E, the Board of Directors of HLTH also approved the merger agreement and the transactions contemplated thereby and declared the merger agreement advisable, and recommends that HLTH stockholders vote “FOR” the proposal to adopt the merger agreement and approve the transactions contemplated thereby, including the merger, at the HLTH Annual Meeting.

Pursuant to an engagement letter dated November 7, 2007 between HLTH and Raymond James, HLTH paid Raymond James a fee of $100,000 upon delivery of its fairness opinion to the HLTH Board of Directors in connection with the merger. The engagement letter also provides that Raymond James will be paid a $1,000,000 fee if the merger is completed. HLTH also previously paid a retainer fee of $50,000 and an opinion fee of $500,000 to Raymond James in connection with the terminated 2008 merger transaction between HLTH and WebMD. HLTH negotiated this fee structure so that it would not have to pay the additional $1,000,000 fee if the merger were not consummated. At the time HLTH’s Board of Directors requested delivery of a fairness opinion from Raymond James in connection with the merger, HLTH’s Board understood the potential incentives to issue a fairness opinion created by the applicable fee structure. However, HLTH’s Board believed that Raymond James would apply appropriate professional judgment in connection with its delivery of such opinion, regardless of the fee structure.

Q:	How do HLTH’s and WebMD’s directors and executive officers intend to vote on the proposal to adopt the merger agreement and approve the merger at the Annual Meetings?

A:	As of September 8, 2009, which is the record date for both the HLTH and WebMD Annual Meetings, the directors and executive officers of HLTH held and are entitled to vote, in the aggregate, shares of HLTH Common Stock representing approximately 8.4% of the outstanding shares, and the directors and executive officers of WebMD held and are entitled to vote, in the aggregate, shares of WebMD Class A Common Stock representing approximately 0.4% of the aggregate voting power of the outstanding shares of WebMD Common Stock. HLTH and WebMD each believe that its directors and executive officers intend to vote all of their shares of HLTH Common Stock and WebMD Class A Common Stock “FOR” the proposal to adopt the merger agreement and approve the merger at the respective Annual Meetings. In addition, HLTH has agreed in the merger agreement to vote the WebMD Class B Common Stock it owns, which represents approximately 96% of the combined voting power of all WebMD Common Stock, in favor of the merger.

Q:	When do you expect to complete the merger?

A:	If HLTH and WebMD receive the required stockholder approvals at their respective Annual Meetings to be held on October 23, 2009, they expect to complete the merger shortly after those meetings.

Q:	How will the combined company’s business be different?

A:	The combined company will consist of WebMD’s business and may also include HLTH’s Porex business, which HLTH is currently in the process of divesting. HLTH currently has no operating businesses other than Porex and WebMD.

Q:	What will be the composition of the Board of Directors of WebMD and HLTH following the merger?

A:	Immediately following the merger, the directors of HLTH who are not currently directors of WebMD will become directors of WebMD and, together with WebMD’s existing directors, those directors will constitute the Board of Directors of the surviving corporation until their respective successors are duly elected and qualified or until their earlier resignation or removal.

Q:	What will happen to HLTH stock options and shares of HLTH restricted stock?

A.	In addition to providing for the merger consideration to be paid to HLTH stockholders, the Merger Agreement contains provisions for the treatment of HLTH stock options and HLTH restricted stock. At the time of the merger, HLTH stock options and shares of HLTH restricted stock will be treated as follows:

• Stock Options:  All outstanding stock options of HLTH will be assumed by WebMD without any further action on the part of HLTH or the option holders. These assumed options will become options to acquire WebMD Common Stock. The new exercise price and number of shares of WebMD Common Stock subject to the assumed options will be determined based on the exchange ratio. For a more detailed description, see “The Merger — Interests of Certain Persons in the Merger — Treatment of Grants Under HLTH and WebMD Equity Plans — HLTH Stock Options.”

• Restricted Stock:  Each outstanding share of restricted stock of HLTH will be converted into 0.4444 shares of restricted WebMD Common Stock. For a more detailed description, see “The Merger — Interests of Certain Persons in the Merger — Treatment of Grants Under HLTH and WebMD Equity Plans — HLTH Restricted Stock Awards.”

Q:	What are the U.S. federal income tax consequences of the merger?

A:	The merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, so that a U.S. holder (as defined in “The Merger — Material U.S. Federal Income Tax Consequences of the Merger”) whose shares of HLTH Common Stock are exchanged in the merger solely for shares of WebMD Common Stock will not recognize gain or loss, except with respect to cash received in lieu of fractional shares of WebMD Common Stock. The merger is conditioned on the receipt of legal opinions that for U.S. federal income tax purposes the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of WebMD and HLTH will be a party to the reorganization within the meaning of Section 368(b) of the Code.

For a more complete discussion of the U.S. federal income tax consequences of the merger, see “The Merger — Material U.S. Federal Income Tax Consequences of the Merger.” Tax matters are complicated and the consequences of the merger to you will depend on your particular facts and circumstances. You are urged to consult with your tax advisor as to the specific tax consequences of the merger to you, including the applicability of U.S. federal, state, local, foreign and other tax laws.

Q:	What stockholder vote is required to adopt the merger agreement and approve the merger at the Annual Meetings?

A:	To be approved at the HLTH Annual Meeting, the proposal to adopt the merger agreement and approve the transactions contemplated by that agreement, including the merger, must receive the affirmative vote of the holders of a majority of the outstanding HLTH Common Stock entitled to vote thereon.

To be approved at the WebMD Annual Meeting, the proposal to adopt the merger agreement and approve the transactions contemplated thereby, including the merger, must receive the affirmative vote of the holders of a majority of the voting power of the outstanding WebMD Common Stock entitled to vote thereon. The terms of the merger agreement do not require that at least a majority of the holders of WebMD Common Stock other than HLTH and the officers and directors of HLTH, WebMD and their respective affiliates (who we refer to as the unaffiliated WebMD stockholders) approve the transactions contemplated by the merger agreement, including the merger. HLTH has agreed, in the merger agreement, to vote in favor of that proposal at the WebMD Annual Meeting. HLTH’s ownership of all of the outstanding shares of WebMD Class B Common Stock represents approximately 96% of the combined voting power of the two classes of WebMD Common Stock. As a result, HLTH is able, acting alone, to cause the approval of the proposal regarding the merger at the WebMD Annual Meeting.

Q:	What if I do not vote my HLTH shares or WebMD shares on the matters relating to the merger?

A:	If you are a HLTH stockholder or WebMD stockholder and you fail to respond with a vote or instruct your broker how to vote on the merger proposal, it will have the same effect as a vote “AGAINST” the proposal. If you respond and abstain from voting, your proxy will have the same effect as a vote “AGAINST” the proposal. Unless the shares are held in a brokerage account, if holders of shares of WebMD Class A Common Stock or HLTH Common Stock sign, date and send their proxy and do not indicate how they want to vote, their proxies will be voted “FOR” the adoption of the merger agreement and approval of the merger. If your shares are held in a brokerage account and you do not provide your bank or broker with instructions on how to vote your street name shares, your bank or broker will not be permitted to vote them with respect to the proposal regarding the merger. This results in a “broker non-vote.” A broker non-vote with respect to the proposal regarding the merger will have the same effect as a vote “AGAINST” such proposal.

Q:	Should I send in my HLTH share certificates now?

A:	No. If the merger is completed, written instructions will be sent to stockholders of HLTH with respect to the exchange of their share certificates for the merger consideration.

Q:	Are stockholders entitled to exercise dissenters’ rights?

A:	The holders of WebMD Class A Common Stock and of HLTH Common Stock will not be entitled to exercise dissenters’ rights with respect to any matter to be voted upon at the Annual Meetings.

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Other Proposals to be Voted on at the WebMD Annual Meeting

Q:	What are the proposals to be voted on at the WebMD Annual Meeting, other than the proposal regarding the merger?

A:	At the WebMD Annual Meeting, holders of WebMD Common Stock will be asked:

• to elect three Class I directors, each to serve a three-year term expiring at the Annual Meeting of Stockholders in 2012 or until his successor is elected and has qualified or his earlier resignation or removal;

• to consider and vote on a proposal to ratify and approve an amendment to WebMD’s Amended and Restated 2005 Long-Term Incentive Plan, which we refer to as the WebMD 2005 Plan, to increase the number of shares of WebMD Common Stock issuable under the WebMD 2005 Plan by 1,100,000 shares, to a total of 15,600,000 shares; and

• to consider and vote on a proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as WebMD’s independent auditor for the fiscal year ending December 31, 2009.

Holders of WebMD Common Stock will also be asked to consider and transact such other business as may properly come before the WebMD Annual Meeting or any adjournment or postponement thereof.

Q:	What stockholder vote is required to approve the items to be voted on at the WebMD Annual Meeting, other than the merger?

A:	With respect to the WebMD Annual Meeting:

• election of directors is by a plurality of the votes cast at the WebMD Annual Meeting with respect to the election; accordingly, the three nominees receiving the greatest number of votes for their election will be elected;

• in order to be approved, the proposal to amend the WebMD 2005 Plan to increase the number of shares of WebMD Common Stock issuable under the WebMD 2005 Plan by 1,100,000 shares, to a total of 15,600,000 shares, must receive the affirmative vote of the holders of a majority of the voting power of the outstanding shares present or represented at the WebMD Annual Meeting and entitled to vote on the matter; and

• in order to be approved, the proposal regarding ratification of the appointment of Ernst & Young LLP must receive the affirmative vote of the holders of a majority of the voting power of the outstanding shares present or represented at the meeting and entitled to vote on the matter.

HLTH’s ownership of all outstanding shares of WebMD Class B Common Stock represents approximately 96% of the combined voting power of the two classes of WebMD Common Stock. As a result, HLTH is able, acting alone, to cause the approval of all proposals submitted for a vote at the WebMD Annual Meeting. HLTH has indicated that it intends to vote in favor of the amendment to the WebMD 2005 Plan and the election of Mark J. Adler, M.D., Neil F. Dimick and James V. Manning and in favor of ratification of the appointment of Ernst & Young LLP.

Q:	How does the WebMD board recommend stockholders vote on the proposals to be voted on at the WebMD Annual Meeting, other than the merger?

A:	The WebMD Board of Directors recommends that stockholders vote “FOR” the election of Mark J. Adler, M.D., Neil F. Dimick and James V. Manning as Class I directors and vote “FOR” the proposals to amend the WebMD 2005 Plan and to ratify the appointment of Ernst & Young LLP.

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Other Proposals to be Voted on at the HLTH Annual Meeting

Q:	What are the proposals to be voted on at the HLTH Annual Meeting, other than the proposal regarding the merger?

A:	At the HLTH Annual Meeting, holders of HLTH Common Stock will be asked:

• to elect three Class II directors, each to serve a three-year term expiring at the Annual Meeting of Stockholders in 2012 or until his successor is elected and has qualified or his earlier resignation or removal; and

• to consider and vote on a proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as HLTH’s independent auditor for the fiscal year ending December 31, 2009, in the event that the merger is not completed.

Holders of HLTH Common Stock will also be asked to consider and transact such other business as may properly come before the HLTH Annual Meeting or any adjournment or postponement thereof.

Q:	What stockholder vote is required to approve the items to be voted on at the HLTH Annual Meeting, other than the merger?

A:	With respect to the HLTH Annual Meeting:

• election of directors is by a plurality of the votes cast at the HLTH Annual Meeting with respect to the election; accordingly, the three nominees receiving the greatest number of votes for their election will be elected; and

• in order to be approved, the proposal regarding ratification of the appointment of Ernst & Young LLP must receive the affirmative vote of the holders of a majority of the voting power of the shares present or represented at the meeting and entitled to vote on the matter.

Q:	How does the HLTH Board of Directors recommend stockholders vote on the proposals to be voted on at the HLTH Annual Meeting, other than the merger?

A:	The HLTH Board of Directors recommends that stockholders vote “FOR” the election of Paul A. Brooke, James V. Manning and Martin J. Wygod as Class II directors and vote “FOR” the proposal to ratify the appointment of Ernst & Young LLP.

*  *  *  *  *

General Matters

Q:	What do I need to do now?

A:	We urge you to read this joint proxy statement/prospectus carefully, including its annexes, as well as the documents incorporated by reference into this joint proxy statement/prospectus. You also may want to review the documents referenced under “Where You Can Find More Information” and consult with your accounting, legal and tax advisors.

Q:	How do I vote my shares?

A:	Holders of shares of WebMD Class A Common Stock or HLTH Common Stock may indicate how they want to vote on their proxy card and then sign, date and mail their proxy card in the enclosed return envelope as soon as possible so that their shares may be represented at the WebMD Annual Meeting or the HLTH Annual Meeting, as applicable. Please note that if you are a stockholder of both HLTH and WebMD, you will be receiving two separate mailings that contain the same joint proxy statement/prospectus, but two different proxy cards: one for the WebMD Annual Meeting and one for the HLTH Annual Meeting. Please complete, sign, date and return all proxy cards you receive in order to ensure that your shares are voted at the WebMD Annual Meeting or the HLTH Annual Meeting, as applicable. Holders of shares of WebMD Class A Common Stock or HLTH Common Stock may also attend their respective company’s meeting in person instead of submitting a proxy.

Unless the shares are held in a brokerage account, if holders of shares of WebMD Class A Common Stock or HLTH Common Stock sign, date and send their proxy and do not indicate how they want to vote, their proxies will be voted “FOR” the adoption of the merger agreement and approval of the merger and “FOR” all other proposals to be voted on at the respective company’s Annual Meeting. If the shares are held in a brokerage account, please see the answer to the next question.

If holders of shares of WebMD Class A Common Stock or HLTH Common Stock either fail to return their proxy card (and do not vote in person at the meeting) or if they “ABSTAIN” with respect to the proposal regarding the merger, the effect will be the same as a vote “AGAINST” such proposal. With respect to the election of directors, failure to return a proxy card or withholding your vote will result in fewer votes being received by the nominees, but will not affect whether the nominees receive a plurality of the votes. With respect to all other proposals to be voted on at the WebMD or HLTH Annual Meeting:

• shares held by holders of shares of WebMD Class A Common Stock or HLTH Common Stock, as applicable, who fail to return their proxy card and do not attend the meeting in person will not be counted as present or represented at the meeting and will have no effect on whether those proposals are approved;

• abstentions will be treated as shares that are present or represented at the meeting, but will not be counted in favor of that proposal and, accordingly, will have the same effect as a vote “AGAINST” those proposals.

Q:	If my WebMD Class A Common Stock or HLTH Common Stock is held in a brokerage account or in “street name,” will my broker vote my shares for me?

A:	If you do not provide your bank or broker with instructions on how to vote your street name shares, your bank or broker will not be permitted to vote them with respect to the proposal regarding the merger or with respect to the proposal, at the WebMD Annual Meeting, regarding the amendment of the WebMD 2005 Plan. This results in a “broker non-vote.”

These “broker non-votes” will be counted for purposes of establishing a quorum since the bank or broker has the discretion to vote on election of directors and ratification of the appointment of Ernst & Young LLP. A broker non-vote with respect to the proposal regarding the merger will have the same effect as a vote “AGAINST” such proposal since approval of the proposal requires the affirmative vote of a majority of the voting power of the outstanding shares entitled to vote thereon. A broker non-vote with respect to the amendment of the WebMD 2005 Plan will result in the shares not being considered present or represented at the meeting for purposes of that proposal and, accordingly, will have no impact on the outcome of the vote with respect to that proposal.

You should, therefore, provide your bank or broker with instructions on how to vote your shares or arrange to attend the WebMD Annual Meeting or the HLTH Annual Meeting, as the case may be, and vote your shares in person to avoid a broker non-vote. You are urged to utilize telephone or Internet voting if your bank or broker has provided you with the opportunity to do so. See the relevant voting instruction form for instructions. If your bank or broker holds your shares and you attend the Annual Meeting in person, you should bring a letter from your bank or broker identifying you as the beneficial owner of the shares and authorizing you to vote your shares at the meeting.

Q:	What constitutes a quorum?

A.	A quorum is present if a majority of the voting power of the outstanding shares of common stock entitled to vote at the meeting is present or represented. Broker non-votes and abstentions will be counted for purposes of determining whether a quorum is present.

Q:	Can I attend the WebMD Annual Meeting and vote my shares in person?

A.	Yes. All holders WebMD Common Stock, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the WebMD Annual Meeting. Holders of record of WebMD Common Stock as of the record date can vote in person at the WebMD Annual Meeting. If you are not a stockholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the WebMD Annual Meeting. If you plan to attend the WebMD Annual Meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. WebMD reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification.

Q:	Can I attend the HLTH Annual Meeting and vote my shares in person?

A:	Yes. All holders of HLTH Common Stock, including stockholders of record and stockholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the HLTH Annual Meeting. Holders of record of HLTH common stock as of the record date can vote in person at the HLTH Annual Meeting. If you are not a stockholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the HLTH Annual Meeting. If you plan to attend the HLTH Annual Meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted. HLTH reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification.

Q:	What do I do if I want to change my vote?

A:	You may change your vote at any time before the vote takes place at the WebMD Annual Meeting or the HLTH Annual Meeting, as the case may be. To do so, you may either complete and submit a new proxy card or send a written notice stating that you would like to revoke your proxy. In addition, you may elect to attend the WebMD Annual Meeting or the HLTH Annual Meeting, as the case may be, and vote in person, as described above.

Q:	Who can I contact with any additional questions?

A:	You may call the Investor Relations departments of WebMD or HLTH at:

WebMD Health Corp.	HLTH Corporation
111 Eighth Avenue	669 River Drive, Center 2
New York, New York 10011	Elmwood Park, New Jersey 07407
(212) 624-3817	(201) 414-2002

You may also contact HLTH and WebMD’s proxy solicitor at:

Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022 Stockholders call toll-free: (888) 750-5834 Banks and Brokers call collect: (212) 750-5833

Q:	Where can I find more information about the companies?

A:	You can find more information about WebMD and HLTH in the documents described under “Where You Can Find More Information.”

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all the information that is important to you. To fully understand the proposals to approve the merger to be voted on at the WebMD Annual Meeting and the HLTH Annual Meeting, and for a more complete description of the terms of the merger, you should read carefully this entire document, including the appendices, as well as the documents incorporated by reference into this joint proxy statement/prospectus, and the other documents to which we have referred you. For information on how to obtain the documents that we have filed with the SEC, see “Where You Can Find More Information.”

WebMD (page 92)

WebMD Health Corp., a Delaware corporation, is a leading provider of health information services to consumers, physicians and other healthcare professionals, employers and health plans through its public and private online portals and health-focused publications.

•	Public Portals. WebMD’s public portals for consumers enable them to obtain health and wellness information (including information on specific diseases or conditions), check symptoms, locate physicians, store individual healthcare information, receive periodic e-newsletters on topics of individual interest and participate in online communities with peers and experts. WebMD’s public portals for physicians and healthcare professionals make it easier for them to access clinical reference sources, stay abreast of the latest clinical information, learn about new treatment options, earn continuing medical education credit and communicate with peers. WebMD also publishes WebMD the Magazine, a consumer magazine distributed to physician office waiting rooms. WebMD’s public portals generate revenue primarily through the sale of advertising and sponsorship products, as well as continuing medical education services. The sponsors and advertisers include pharmaceutical, biotechnology, medical device and consumer products companies. WebMD also provides e-detailing promotion and physician recruitment services for use by pharmaceutical, medical device and healthcare companies.

•	Private Portals. WebMD’s private portals enable employers and health plans to provide their employees and plan members with access to personalized health and benefit information and decision-support technology that helps them make more informed benefit, provider and treatment choices. WebMD provides related services for use by such employees and members, including lifestyle education and personalized telephonic health coaching. WebMD generates revenue from its private portals through the licensing of these portals to employers and health plans either directly or through distributors.

WebMD Class A Common Stock, which has one vote per share, began trading on the Nasdaq National Market under the symbol “WBMD” on September 29, 2005 and now trades on a successor market, the Nasdaq Global Select Market. As of the date of this joint proxy statement/prospectus, HLTH Corporation owns all 48,100,000 shares of WebMD’s Class B Common Stock, which has five votes per share. As of August 31, 2009, the Class B Common Stock owned by HLTH represents approximately 83.2% of WebMD’s outstanding Common Stock; and, since WebMD Class B Common Stock has five votes per share and WebMD Class A Common Stock has one vote per share, HLTH’s ownership represents approximately 96% of the combined voting power of WebMD’s outstanding Common Stock.

WebMD’s executive offices are located at 111 Eighth Avenue, New York, New York 10011, and its telephone number is (212) 624-3700.

HLTH (page 92)

HLTH Corporation is a Delaware corporation that was incorporated in December 1995 and commenced operations in January 1996 as Healtheon Corporation. HLTH’s controlling interest in WebMD is described above. HLTH also owns the subsidiaries that constitute HLTH’s Porex business. Porex develops, manufactures and distributes proprietary porous plastic products and components used in healthcare, industrial and consumer applications. Porex’s customers include both end-users of its finished products, as well as manufacturers that include Porex components in their products. Porex is an international business with manufacturing operations in North America, Europe and Asia and customers in more than 75 countries. HLTH is in the process of divesting Porex and, accordingly, has reflected Porex as discontinued operations in its financial statements. See Note 3 to the Consolidated Financial Statements of HLTH included as Annex B-1 to this joint proxy statement/prospectus.

HLTH Common Stock, par value $0.0001 per share, began trading on the Nasdaq National Market under the symbol “HLTH” on February 11, 1999 and now trades under that symbol on the Nasdaq Global Select Market. As of August 31, 2009, there were 105,105,340 shares of HLTH Common Stock outstanding (including 1,121,850 unvested shares of restricted HLTH Common Stock granted to employees of HLTH).

HLTH’s executive offices are located at 669 River Drive, Center 2, Elmwood Park, New Jersey 07407-1361, and its telephone number is (201) 703-3400.

The WebMD Annual Meeting (page 185)

WebMD will hold its Annual Meeting of Stockholders at 9:30 a.m., Eastern time, on October 23, 2009, at The Ritz-Carlton New York, Battery Park, Two West Street, New York, New York 10004. At this meeting, stockholders of WebMD will be asked (1) to consider and vote on a proposal to adopt the merger agreement and approve the merger, (2) to elect three Class I directors, each to serve a three-year term expiring at the Annual Meeting of Stockholders in 2012 or until his successor is elected and has qualified or his earlier resignation or removal, (3) to consider and vote on a proposal to ratify and approve an amendment to WebMD’s Amended and Restated 2005 Long-Term Incentive Plan to increase the number of shares of WebMD Common Stock issuable under the Plan by 1,100,000 shares, to a total of 15,600,000 shares and (4) to consider and vote on a proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as WebMD’s independent auditor for the fiscal year ending December 31, 2009.

You can vote at the WebMD Annual Meeting only if you owned WebMD Common Stock at the close of business on September 8, 2009, which is the record date for that meeting.

The HLTH Annual Meeting (page 117)

HLTH will hold its Annual Meeting of Stockholders at 9:30 a.m., Eastern time, on October 23, 2009, at The Ritz-Carlton New York, Battery Park, Two West Street, New York, New York 10004. At this meeting, stockholders of HLTH will be asked (1) to consider and vote on the adoption of the merger agreement and approval of the merger, (2) to elect three Class II directors of HLTH, each to serve a three-year term expiring at the Annual Meeting of Stockholders in 2012 or until his successor is elected and has qualified or his earlier resignation or removal, and (3) to consider and vote on a proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as HLTH’s independent auditor for the fiscal year ending December 31, 2009, in the event that the merger is not completed.

You can vote at the HLTH Annual Meeting only if you owned HLTH Common Stock at the close of business on September 8, 2009, which is the record date for that meeting.

Terms of the Merger (page 96)

Under the terms of the merger agreement between HLTH and WebMD, HLTH will merge with and into WebMD and each outstanding share of HLTH Common Stock will be converted into 0.4444 shares of WebMD Common Stock. Upon effectiveness of the merger, the separate corporate existence of HLTH will cease and WebMD will succeed to and assume all the rights and obligations of HLTH in accordance with the General Corporation Law of the State of Delaware (which we refer to as the General Corporation Law). In the merger, the certificate of incorporation of WebMD will be amended and restated to eliminate the dual class structure of the Common Stock and to provide for a maximum number of shares of WebMD Common Stock of 650,000,000 (an amount equal to the sum of the maximum number of shares of Class A Common Stock and of Class B Common Stock under the existing certificate of incorporation). The only further changes being made to WebMD’s certificate of incorporation merely give effect, at the time of the merger, to provisions of the existing certificate of incorporation that would automatically have become effective whenever HLTH ceased to own a majority of the voting power of WebMD’s outstanding Common Stock. In the merger, existing shares of WebMD’s Class B Common Stock will be canceled. Existing shares of WebMD’s Class A Common Stock will remain outstanding as shares of WebMD Common Stock and all shares of WebMD Common Stock will have the same rights, including voting rights. After the merger, WebMD Common Stock will continue to be quoted on the Nasdaq Global Select Market, under the symbol “WBMD.”

Effect of the Merger on HLTH’s Convertible Notes (page 94)

Following the merger, WebMD as the surviving corporation will assume the obligations of HLTH under HLTH’s 3 1/8% Convertible Notes due September 1, 2025 and HLTH’s 1.75% Convertible Subordinated Notes due June 15, 2023 (which we collectively refer to as the Convertible Notes). In the event a holder of the Convertible Notes converts those Convertible Notes into shares of HLTH Common Stock pursuant to the terms of the applicable indenture prior to the effective time of the merger, those shares would be treated in the merger like all other shares of HLTH Common Stock. In the event a holder of the Convertible Notes converts those Convertible Notes pursuant to the applicable indenture following the effective time of the merger, those Convertible Notes would be converted into the merger consideration payable in respect of the HLTH shares into which such Convertible Notes would have been convertible prior to the merger. Based on the exchange ratio for the merger and the terms of the applicable indentures, the 3 1/8% Convertible Notes would have a conversion price of approximately $35.03 per share of WebMD Common Stock and the 1.75% Convertible Subordinated Notes would have a conversion price of approximately $34.63 per share of WebMD Common Stock.

Purposes and Reasons for the Merger (pages 59 and 61)

The key goals for the merger include allowing HLTH’s stockholders to participate directly in the ownership of WebMD, while eliminating HLTH’s controlling interest in WebMD and the inefficiencies associated with having two separate public companies, and enhancing the liquidity of WebMD Common Stock by significantly increasing the public float. The boards of directors of HLTH and WebMD both believe that, as result of the negotiations between HLTH and the WebMD Special Committee, the merger agreement provides for a transaction that meets these goals and is fair to the holders of WebMD Class A Common Stock. The Board of Directors of HLTH also believes that the terms of the merger are fair to the holders of HLTH Common Stock. A detailed discussion of the background of, and reasons for, the merger are described in “The Merger — Background of the Merger,” “The Merger — HLTH’s Purposes and Reasons for the Merger” and “The Merger — WebMD’s Purposes and Reasons for the Merger.”

Conditions to the Merger (page 103)

The merger will be completed only if specific conditions, including, among others, the following, are met or waived by the parties to the merger agreement:

•	the registration statement that includes this joint proxy statement/prospectus has been declared effective by the SEC;

•	the HLTH and WebMD proposals to adopt the merger agreement and approve the merger have been approved by the requisite votes of the HLTH and WebMD stockholders, as applicable;

•	the absence of any governmental law or order that would make the merger illegal or would otherwise prohibit the consummation of the merger;

•	the shares of WebMD Common Stock to be issued in the merger have been approved for listing on the Nasdaq Global Select Market;

•	the representations and warranties of the parties to the merger agreement are true and correct, except for inaccuracies that would not have a material adverse effect;

•	the requisite covenants of each of the parties have been performed in all material respects in accordance with the merger agreement;

•	the receipt by each of HLTH and WebMD of a legal opinion from its respective counsel with respect to certain U.S. federal income tax consequences of the merger;

•	since the date of the merger agreement, there has not been a material adverse effect relating to HLTH, on the one hand, or WebMD, on the other hand.

Ownership of WebMD After the Merger

Currently, the holders of WebMD’s Class A Common Stock hold approximately 17% of WebMD’s combined issued and outstanding shares and have approximately 4% of the combined voting power of the outstanding shares. In connection with the merger, WebMD’s Class B Common Stock will cease to be outstanding, and WebMD’s certificate of incorporation will be amended and restated to eliminate the dual class structure of its shares. If the merger is completed, holders of WebMD’s Class A Common Stock immediately before the merger will hold approximately 17% of WebMD’s issued and outstanding Common Stock immediately following the merger (based on shares outstanding as of August 31, 2009); this will also represent approximately 17% of the voting power of the issued and outstanding Common Stock, since there will be only one class of stock outstanding, and each share will have one vote. The ownership of 17% following the merger assumes that 48.1 million shares of WebMD currently held by HLTH are replaced by approximately 46.2 million new shares of WebMD Common Stock, which will be issued at the rate of 0.4444 shares of WebMD for each outstanding share of HLTH.

The WebMD Special Committee

Because of HLTH’s controlling interest in WebMD, the Board of Directors of WebMD formed the WebMD Special Committee to consider and negotiate a possible transaction with HLTH. Each of the members of the WebMD Special Committee is an independent director and neither of its members serves as a director of HLTH. The members of the WebMD Special Committee are Jerome C. Keller and Stanley S. Trotman. The WebMD Special Committee reviewed and considered the terms and conditions of the merger as well as the opinion of an independent investment banking firm retained by the WebMD Special Committee that the consideration to be paid in the merger by WebMD to holders of HLTH Common Stock is fair, from a financial point of view, to the unaffiliated WebMD stockholders.

Recommendations of the WebMD Special Committee and the Boards of Directors (pages 61 and 63)

•	Special Committee Recommendation. The WebMD Special Committee unanimously recommended to the Board of Directors of WebMD that the adoption of the merger agreement and approval of the merger were advisable and in the best interests of WebMD and the unaffiliated WebMD stockholders, and that the merger agreement and the transactions contemplated thereby, including the merger, should be approved.

•	WebMD Board Recommendation. Based on the recommendation of the WebMD Special Committee, taking into consideration the fairness opinion of the WebMD Special Committee’s financial advisor, a copy of which is attached to this joint proxy statement/prospectus as Annex F, the Board of Directors of WebMD unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, and recommends that holders of WebMD Class A Common Stock vote “FOR” the proposal to adopt the merger agreement and approve the transactions contemplated thereby, including the merger, at the WebMD Annual Meeting. The WebMD Board of Directors also recommends that, at the Annual Meeting, WebMD stockholders vote: “FOR” the election of Mark J. Adler, M.D., Neil F. Dimick and James V. Manning as Class I directors of WebMD; “FOR” the ratification and approval of the proposed amendment to the Amended and Restated 2005 Long-Term Incentive Plan; and “FOR” the ratification and appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as WebMD’s independent auditor for the fiscal year ending December 31, 2009.

•	HLTH Board Recommendation. Taking into consideration the fairness opinion of its financial advisor, a copy of which is attached to this joint proxy statement/prospectus as Annex E, the Board of Directors of HLTH unanimously approved the merger agreement and the transactions contemplated thereby, including the merger, and recommends that HLTH stockholders vote “FOR” the proposal to adopt the merger agreement and approve the transactions contemplated thereby, including the merger, at the HLTH Annual Meeting. The HLTH Board of Directors also recommends that, at the HLTH Annual Meeting, HLTH stockholders vote: “FOR” the election of Paul A. Brooke, James V. Manning and Martin J. Wygod as Class II directors of HLTH; and “FOR” the ratification and appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as HLTH’s independent auditor for the fiscal year ending December 31, 2009, in the event that the merger is not completed.

Interests of Certain Persons in the Merger (page 81)

In considering the recommendation of the HLTH Board of Directors, you should be aware that certain of HLTH’s executive officers and directors may have interests in the transaction that are different from, or are in addition to, the interests of HLTH’s unaffiliated stockholders. In considering the recommendation of the WebMD Board of Directors, you should be aware that certain of WebMD’s executive officers and directors may have interests in the transaction that are different from, or are in addition to, the interests of the unaffiliated WebMD stockholders. The WebMD Special Committee, the WebMD Board of Directors and the HLTH Board of Directors were aware of these potential or actual conflicts of interest and considered them along with other matters when they determined to recommend the merger. See “The Merger — Background of the Merger.”

HLTH’s and WebMD’s directors at the effective time of the merger will become directors of the surviving corporation.

It is expected that the officers of WebMD immediately prior to the effective time of the merger will be officers of the surviving corporation and will generally have the same positions they held at WebMD. Martin J. Wygod currently serves as Chairman of the Board of both HLTH and WebMD, which are executive officer positions, and as acting Chief Executive Officer of HLTH. Mr. Wygod’s employment agreement previously contemplated that he would serve as the non-executive Chairman of the Board of the surviving corporation following the merger. However, in July 2009, HLTH, WebMD and Mr. Wygod agreed that he will serve as the Executive Chairman of the Board of the surviving corporation following the merger. See “HLTH Executive Compensation — Employment Agreements with the HLTH Named Executive Officers — Martin J. Wygod” for additional information.

Certain of HLTH’s executives that have provided WebMD with services under a service agreement will also become employed by the surviving corporation after the consummation of the merger. The merger does not constitute a change in control under employment agreements with HLTH’s and WebMD’s executive officers. However, in connection with the merger, it is anticipated that Kevin Cameron and Charles Mele, HLTH’s Chief Executive Officer and General Counsel, respectively, will undergo changes in title and position that may permit them to terminate employment with the surviving corporation as HLTH’s successor for good reason and as a result be eligible to receive certain payments and benefits. See “— HLTH Executive Compensation — Employment Agreements with the HLTH Named Executive Officers” for additional information.

For more information on the effect of the merger on the current directors and executive officers of HLTH and WebMD, see “The Merger — Interests of Certain Persons in the Merger.”

Anticipated Accounting Treatment of the Merger (page 90)

The merger will be accounted for as a reverse merger. WebMD will be issuing WebMD Common Stock to effect the merger and it will survive as the publicly listed company after completion of the merger. However, because HLTH controlled WebMD prior to the merger and because HLTH’s shareholders, as a group, will own the majority of the total voting power of WebMD’s voting securities following the merger, FASB Statement No. 141(R), Business Combinations does not apply to the transaction, which will be accounted for as a merger of entities under common control, whereby, for accounting purposes, HLTH will be treated as the acquirer and WebMD will be treated as the acquired company. Accordingly, after the merger is completed, WebMD’s historical financial statements for periods prior to the completion of the merger will reflect the historical financial information of HLTH.

FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, requires that changes in a parent company’s ownership interest, while the parent company retains its controlling financial interest in its subsidiary, shall be accounted for as equity transactions. Although the holders of WebMD Class A Common Stock (the noncontrolling interest in WebMD) are not exchanging their shares in the merger, the common control merger accounting will require the transaction to be presented as if HLTH acquired the noncontrolling interest in WebMD. Accordingly, the deemed acquisition by HLTH of the portion of WebMD that it does not currently own will be accounted for as an equity transaction.

For additional information, see “Unaudited Pro Forma Condensed Consolidated Financial Statements.”

Termination of the Merger Agreement (page 104)

Even if the stockholders of WebMD and HLTH approve the WebMD and HLTH proposals to adopt the merger agreement and approve the merger, WebMD and HLTH can jointly agree to terminate the merger agreement by mutual written consent. The merger agreement also contains provisions addressing the circumstances under which either WebMD or HLTH may terminate the merger agreement. In the event of termination of the merger agreement pursuant to any such provision, the merger agreement does not provide for any termination fee to be paid by the terminating party. The merger agreement does, however, provide that all expenses incurred by either party and the WebMD Special Committee in connection with the transactions contemplated by the merger agreement will be paid by HLTH. For more information on the circumstances under which WebMD or HLTH may terminate the merger agreement, see “The Merger Agreement — Termination.”

Dissenters’ Rights (pages 90, 119 and 188)

The holders of WebMD Class A Common Stock and of HLTH Common Stock will not be entitled to exercise dissenters’ rights with respect to any matter to be voted on at the Annual Meetings.

Listing of WebMD Common Stock (page 87)

After the merger, the shares of WebMD Common Stock will continue to be listed on the Nasdaq Global Select Market under the symbol “WBMD.”

Market Price and Dividend Information (page 26)

WebMD Class A Common Stock is quoted on the Nasdaq Global Select Market under the symbol “WBMD.” HLTH Common Stock is quoted on the Nasdaq Global Select Market under the symbol “HLTH.” The following table shows the closing sale prices of WebMD Class A Common Stock and HLTH Common Stock as reported on the Nasdaq Global Select Market on June 17, 2009, the last full trading day prior to the public announcement of the proposed merger, and on September 11, 2009, the last practicable trading day prior to mailing this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration proposed for each share of HLTH Common Stock, which we calculated by multiplying the closing price of WebMD Class A Common Stock on those dates by the exchange ratio of 0.4444.

			Implied Value of
			One Share of
	WebMD Class A	HLTH Common	HLTH Common
	Common Stock	Stock	Stock

June 17, 2009	$28.21	$11.76	$12.54
September 11, 2009	$32.17	$14.14	$14.30

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF HLTH

The following tables set forth selected historical consolidated financial information for HLTH. The selected historical information is presented as of June 30, 2009 and for the six months ended June 30, 2009 and 2008 and as of and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004. HLTH derived the historical information for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 from its audited consolidated financial statements and the notes thereto. HLTH derived the historical information for the six months ended June 30, 2009 and 2008 from its unaudited consolidated financial statements for those periods. In the opinion of HLTH management, the unaudited consolidated interim financial statements incorporated by reference herein for the six months ended June 30, 2009 and 2008 have been prepared on a basis consistent with HLTH’s audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. The operating results for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2009 of HLTH or the combined company.

The selected information set forth below should be read in conjunction with HLTH’s consolidated financial statements and related footnotes, as well as the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in Annex B-1 and Annex B-2, respectively, to this joint proxy statement/prospectus and in HLTH’s quarterly reports on Form 10-Q, incorporated by reference in this joint proxy statement/prospectus. The historical results of operations are not necessarily indicative of future results.

	Six Months Ended
	June 30,(1)		Years Ended December 31,(1)(5)
	2009	2008	2008	2007	2006(2)(3)(4)	2005	2004
	(In thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue	$188,895	$166,614	$373,462	$319,232	$899,585	$842,660	$802,444
Cost of operations	75,794	62,895	135,138	114,000	542,723	525,405	510,661
Sales and marketing	54,358	50,047	106,080	91,035	116,258	101,939	111,834
General and administrative	43,851	43,627	88,053	102,661	130,056	116,589	105,042
Depreciation and amortization	14,059	13,989	28,410	27,808	44,073	43,013	38,611
Interest income	4,220	19,998	35,300	42,035	32,339	21,527	18,708
Interest expense	12,317	13,110	26,428	25,887	25,472	18,442	19,249
Gain on repurchases of convertible notes	10,120	—	—	—	—	—	—
Gain on sale of EBS Master LLC	—	538,024	538,024	—	—	—	—
Impairment of auction rate securities	—	60,108	60,108	—	—	—	—
Restructuring	—	—	7,416	—	—	—	—
Gain on 2006 EBS Sale	—	—	—	399	352,297	—	—
Other (expense) income, net	(821)	(4,810)	(5,949)	3,406	(4,252)	(27,965)	(13,308)

Income (loss) from continuing operations before income tax (benefit) provision	2,035	476,050	489,204	3,681	421,387	30,834	22,447
Income tax (benefit) provision	(467)	26,171	26,638	(9,053)	50,033	(2,461)	3,995
Equity in earnings of EBS Master LLC	—	4,007	4,007	28,566	763	—	—

Consolidated income from continuing operations	2,502	453,886	466,573	41,300	372,117	33,295	18,452
Consolidated (loss) income from discontinued operations, net of tax	(12,767)	(6)	94,682	(18,048)	393,527	34,170	18,159

Consolidated net (loss) income inclusive of noncontrolling interest	(10,265)	453,880	561,255	23,252	765,644	67,465	36,611
(Loss) income attributable to noncontrolling interest	(997)	2,774	(1,032)	(10,667)	(405)	(775)	—

Net (loss) income attributable to HLTH stockholders	$(11,262)	$456,654	$560,223	$12,585	$765,239	$66,690	$36,611

Amounts attributable to HLTH stockholders:
Income from continuing operations	$509	$456,711	$465,725	$31,845	$371,844	$32,725	$18,452
(Loss) income from discontinued operations	(11,771)	(57)	94,498	(19,260)	393,395	33,965	18,159

Net (loss) income attributable to HLTH stockholders	$(11,262)	$456,654	$560,223	$12,585	$765,239	$66,690	$36,611

Basic (loss) income per common share:
Income from continuing operations	$0.00	$2.50	$2.66	$0.18	$1.33	$0.10	$0.06
(Loss) income from discontinued operations	(0.11)	(0.00)	0.54	(0.11)	1.41	0.10	0.05

Net (loss) income attributable to HLTH stockholders	$(0.11)	$2.50	$3.20	$0.07	$2.74	$0.20	$0.11

Diluted (loss) income per common share:
Income from continuing operations	$0.00	$2.04	$2.19	$0.16	$1.20	$0.09	$0.06
(Loss) income from discontinued operations	(0.11)	(0.01)	0.42	(0.10)	1.18	0.10	0.05

Net (loss) income attributable to HLTH stockholders	$(0.11)	$2.03	$2.61	$0.06	$2.38	$0.19	$0.11

Weighted-average shares outstanding used in computing net (loss) income per common share:
Basic	102,178	182,399	174,928	179,330	279,234	341,747	320,080

Diluted	104,514	228,209	220,127	188,763	331,642	352,852	333,343

	As of
	June 30,	As of December 31,(1)(5)
	2009(1)	2008	2007	2006(2)(3)	2005	2004
	(In thousands)

Consolidated Balance Sheets Data:
Cash, cash equivalents and investments	$828,456	$918,268	$830,120	$651,464	$427,433	$617,493
Working capital (excluding assets and liabilities of discontinued operations)	551,544	633,462	860,181	617,101	397,555	43,681
Total assets	1,393,768	1,501,734	1,651,481	1,469,795	2,213,558	2,309,419
Convertible notes, net of discount	488,474	614,018	605,776	598,121	590,987	649,999
Convertible redeemable exchangeable preferred stock	—	—	—	98,768	98,533	98,299
Noncontrolling interest in WHC	149,058	134,223	131,353	101,860	43,096	—
HLTH stockholders’ equity	491,627	496,698	642,809	422,853	1,118,237	1,214,876

(1)	On July 22, 2008, HLTH completed the sale of its ViPS segment and in March 2009 and February 2008 HLTH decided to divest WebMD’s Little Blue Book print directory business and the Porex segment, respectively. Accordingly, the selected consolidated financial data has been reclassified to reflect the historical results for these businesses as discontinued operations for all periods presented.

(2)	For the year ended December 31, 2006, the consolidated financial position and results of operations reflect the sale of a 52% interest in HLTH’s Emdeon Business Services segment (which is refer to as EBS), as of November 16, 2006. Accordingly, the consolidated balance sheet as of December 31, 2006 excludes the assets and liabilities of EBS and includes an investment in EBS Master LLC accounted for under the equity method of accounting related to HLTH’s 48% ownership, and the consolidated statement of operations for the year ended December 31, 2006 includes the operations of EBS for the period January 1, 2006 through November 16, 2006 and our 48% equity in earnings of EBS Master LLC from November 17, 2006 through December 31, 2006.

(3)	On September 14, 2006, HLTH completed the sale of the Emdeon Practice Services segment. Accordingly, this selected consolidated financial data has been reclassified to reflect the historical results of the Emdeon Practice Services segment as a discontinued operation for this and all prior periods presented.

(4)	On January 1, 2006, HLTH adopted Statement of Financial Accounting Standards No. 123 “(Revised 2004): Share Based Payment” that resulted in additional non-cash stock-based compensation expense beginning in 2006 and subsequent periods.

(5)	The selected financial data for the years ended December 31, 2005 and 2004, do not reflect the adoption of Financial Accounting Standards Board’s Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” for HLTH’s 3 1/4% Convertible Notes, which were outstanding during those periods and were fully redeemed or converted to equity during the year ended December 31, 2005.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF WEBMD

The following tables set forth selected historical consolidated financial information for WebMD. The selected historical information is presented as of June 30, 2009 and for the six months ended June 30, 2009 and 2008 and as of and for the years ended December 31, 2008, 2007, 2006, 2005 and 2004. WebMD derived the historical information for the years ended December 31, 2008, 2007, 2006, 2005 and 2004 from its audited consolidated financial statements and the notes thereto. WebMD derived the historical information for the six months ended June 30, 2009 and 2008 from its unaudited consolidated financial statements for those periods. In the opinion of WebMD management, the unaudited consolidated interim financial statements incorporated by reference herein for the six months ended June 30, 2009 and 2008 have been prepared on a basis consistent with WebMD’s audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. The operating results for the six months ended June 30, 2009 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2009 of WebMD or the combined company.

The selected information set forth below should be read in conjunction with WebMD’s consolidated financial statements and related footnotes, as well as the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in Annex C-1 and Annex C-2, respectively, to this joint proxy statement/prospectus and WebMD’s quarterly reports on Form 10-Q, incorporated by reference in this joint proxy statement/prospectus. The historical results of operations are not necessarily indicative of future results.

	Six Months Ended
	June 30,(1)		Years Ended December 31,(1)
	2009	2008	2008	2007(2)	2006(3)(4)	2005	2004
			(In thousands, except per share data)

Consolidated Statement of Operations Data:
Revenue	$188,895	$166,654	$373,542	$319,493	$239,434	$154,560	$120,287
Cost of operations	75,794	62,895	135,138	114,000	98,692	63,077	45,123
Sales and marketing	54,358	50,047	106,080	91,035	73,344	49,026	44,976
General and administrative	29,865	27,691	56,635	59,326	50,060	27,937	20,461
Depreciation and amortization	13,741	13,759	27,921	26,785	17,154	10,113	5,094
Interest income	1,899	5,803	10,452	12,378	5,099	1,790	—
Impairment of auction rate securities	—	27,406	27,406	—	—	—	—
Restructuring	—	—	2,910	—	—	—	—

Income (loss) from continuing operations before income tax provision (benefit)	17,036	(9,341)	27,904	40,725	5,283	6,197	4,633
Income tax provision (benefit)	6,847	7,933	2,211	(17,644)	3,571	1,367	970

Income (loss) from continuing operations	10,189	(17,274)	25,693	58,369	1,712	4,830	3,663
(Loss) income from discontinued operations, net of tax	(5,290)	291	1,009	7,515	824	1,735	1,754

Net income (loss)	$4,899	$(16,983)	$26,702	$65,884	$2,536	$6,565	$5,417

Basic income (loss) per common share:
Income (loss) from continuing operations	$0.17	$(0.30)	$0.45	$1.02	$0.03	$0.10	$0.08
(Loss) income from discontinued operations	(0.09)	0.01	0.01	0.13	0.02	0.03	0.03

Net income (loss)	$0.08	$(0.29)	$0.46	$1.15	$0.05	$0.13	$0.11

Diluted income (loss) per common share:
Income (loss) from continuing operations	$0.17	$(0.30)	$0.44	$0.98	$0.03	$0.10	$0.08
(Loss) income from discontinued operations	(0.09)	0.01	0.01	0.12	0.01	0.03	0.03

Net income (loss)	$0.08	$(0.29)	$0.45	$1.10	$0.04	$0.13	$0.11

Weighted-average shares outstanding used in computing net income (loss) per common share:
Basic	57,625	57,664	57,717	57,184	56,145	50,132	48,100

Diluted	58,245	57,664	58,925	59,743	58,075	50,532	48,100

	As of
	June 30,	As of December 31,(1)
	2009(1)	2008	2007(2)	2006(3)	2005	2004
			(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents and investments	373,208	$325,222	$294,653	$54,150	$153,777	$3,456
Working capital (excluding assets and liabilities of discontinued operations)	220,429	186,571	290,614	184,966	152,337	9,011
Total assets	772,454	755,932	720,173	619,965	376,889	146,496
Other long-term liabilities	7,803	8,334	9,210	7,912	7,010	—
Stockholders’ equity	647,589	633,718	606,755	496,109	295,955	98,560

(1)	In March 2009, Board of Directors of WebMD decided to divest the Little Blue Book print directory business. Accordingly, this selected consolidated financial data has been reclassified to reflect the historical results of the Little Blue Book print directory business as discontinued operations for all periods presented.

(2)	As of December 31, 2007, WebMD completed the sale of its medical reference publications business. Accordingly, this selected consolidated financial data has been reclassified to reflect historical results of our medical reference publications business as discontinued operations for this and all prior periods presented.

(3)	During 2006, WebMD acquired Subimo LLC on December 15, 2006, Medsite Inc. on September 11, 2006, Summex Corporation on June 13, 2006 and eMedicine.com Inc. on January 17, 2006. The results of operations of these acquired companies have been included in our financial statements from the respective acquisition dates.

(4)	On January 1, 2006, WebMD adopted Statement of Financial Accounting Standards No. 123 “(Revised 2004): Share-Based Payment” that resulted in additional non-cash stock-based compensation expense beginning in 2006.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements are based on the historical financial statements of WebMD and HLTH after giving effect to the merger as a purchase of the minority interest in WebMD by HLTH, as more fully described in Note 1 below.

The unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2009 and the year ended December 31, 2008 assume the merger between WebMD and HLTH occurred on January 1, 2008. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2009 assumes the merger had occurred on June 30, 2009.

As more fully described in Note 2 below, the historical consolidated financial statements of HLTH have been adjusted to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the statements of operations, expected to have a continuing impact on the consolidated results. No adjustment has been made to reflect anticipated reductions in corporate expenses following the merger.

The unaudited pro forma condensed consolidated financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial condition or results of operations of future periods or the financial condition or results of operations that actually would have been realized had the entities been a single entity as of or for the periods presented. The unaudited pro forma condensed consolidated financial information should be read together with the historical financial statements and related notes of WebMD and HLTH that each have filed with the SEC and that are included in this joint proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2009
(In thousands)

		Pro Forma
	Historical HLTH	Adjustments		Pro Forma

ASSETS
Current assets:
Cash and cash equivalents	$555,247	$—		$555,247
Accounts receivable	78,674	—		78,674
Prepaid expenses and other current assets	48,974	—		48,974
Assets of discontinued operations	124,945	—		124,945

Total current assets	807,840	—		807,840
Investments	273,209	—		273,209
Property and equipment, net	56,864	—		56,864
Goodwill	202,104	—		202,104
Intangible assets, net	28,888	—		28,888
Other assets	24,863	—		24,863

TOTAL ASSETS	$1,393,768	$—		$1,393,768

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses	$45,090	$3,500	(b)	$48,590
Deferred revenue	86,261	—		86,261
Liabilities of discontinued operations	113,588	—		113,588

Total current liabilities	244,939	3,500		248,439
1.75% convertible subordinated notes due 2023	264,583	—		264,583
3 1/8% convertible notes due 2025, net of discount of $26,409	223,891	—		223,891
Other long-term liabilities	19,670	—		19,670
Equity:
Company stockholders’ equity	491,627	145,558	(a)(b)	637,185
Noncontrolling interest in WebMD	149,058	(149,058	)(a)	—

Total equity	640,685	(3,500)		637,185

TOTAL LIABILITIES AND EQUITY	$1,393,768	$—		$1,393,768

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2009
(In thousands, except per share data)

		Pro Forma
	Historical HLTH	Adjustments		Pro Forma

Revenue	$188,895	$—		$188,895
Cost of operations	75,794	—		75,794
Sales and marketing	54,358	—		54,358
General and administrative	43,851	—		43,851
Depreciation and amortization	14,059	—		14,059
Interest income	4,220	—		4,220
Interest expense	12,317	—		12,317
Gain on repurchase of convertible notes	10,120	—		10,120
Other expense	821	—		821

Income from continuing operations before income
tax benefit	2,035	—		2,035
Income tax benefit	(467)	—		(467)

Consolidated income from continuing operations	2,502	—		2,502
Consolidated loss from discontinued operations	(12,767)	—		(12,767)

Consolidated net loss inclusive of noncontrolling interest	(10,265)	—		(10,265)
Loss attributable to noncontrolling interest	(997)	997	(c)	—

Net loss attributable to Company stockholders	$(11,262)	$997		$(10,265)

Amounts attributable to Company stockholders:
Income from continuing operations	$509	$1,993	(c)	$2,502
Loss from discontinued operations	(11,771)	(996	)(c)	(12,767)

Net loss attributable to Company stockholders	$(11,262)	$997		$(10,265)

Income from continuing operations per common share (Note 3):
Basic	$0.00			$0.05

Diluted	$0.00			$0.04

Weighted-average shares outstanding used in computing income per common share (Note 3):
Basic	102,178			54,933

Diluted	104,514			56,591

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008
(In thousands, except per share data)

		Pro Forma
	Historical HLTH	Adjustments		Pro Forma

Revenue	$373,462	$—		$373,462
Cost of operations	135,138	—		135,138
Sales and marketing	106,080	—		106,080
General and administrative	88,053	—		88,053
Depreciation and amortization	28,410	—		28,410
Interest income	35,300	—		35,300
Interest expense	26,428	—		26,428
Gain on sale of EBS Master LLC	538,024	—		538,024
Impairment of auction rate securities	60,108	—		60,108
Restructuring	7,416	—		7,416
Other expense, net	5,949	—		5,949

Income from continuing operations before income tax provision	489,204	—		489,204
Income tax provision	26,638	—		26,638
Equity in earnings of EBS Master LLC	4,007	—		4,007

Consolidated income from continuing operations	466,573	—		466,573
Consolidated income from discontinued operations	94,682	—		94,682

Consolidated net income inclusive of noncontrolling interest	561,255	—		561,255
Income attributable to noncontrolling interest	(1,032)	1,032	(c)	—

Net income attributable to Company stockholders	$560,223	$1,032		$561,255

Amounts attributable to Company stockholders:
Income from continuing operations	$465,725	$848	(c)	$466,573
Income from discontinued operations	94,498	184	(c)	94,682

Net income attributable to Company stockholders	$560,223	$1,032		$561,255

Income from continuing operations per common share (Note 3):
Basic	$2.66			$5.34

Diluted	$2.19			$4.44

Weighted-average shares outstanding used in computing income from continuing operations per common share (Note 3):
Basic	174,928			87,355

Diluted	220,127			108,649

NOTES TO THE UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except per share data)

1.	Basis of Presentation

The unaudited pro forma condensed consolidated financial statements are based on the historical financial statements of WebMD and HLTH after giving effect to the merger, which is being accounted for as a reverse merger. WebMD is the legal acquirer in the merger as it will be issuing its equity to effect the merger and it will survive as the publicly listed company after completion of the merger. However, because HLTH controlled WebMD prior to the merger and because HLTH’s shareholders as a group will own the majority of the voting rights of WebMD following the merger, FASB Statement No. 141(R), Business Combinations does not apply to the transaction, which will be accounted for as a merger of entities under common control, whereby, for accounting purposes, HLTH will be treated as the acquirer and WebMD will be treated as the acquired company. Accordingly, after the merger is completed, WebMD’s historical financial statements for periods prior to the completion of the merger will reflect the historical financial information of HLTH.

FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary, shall be accounted for as equity transactions. Although the non-HLTH stockholders of WebMD are not exchanging their shares in the merger, the common control merger accounting requires the transaction to be presented as if HLTH acquired the noncontrolling interest in WebMD. Accordingly, the deemed acquisition by HLTH of the portion of WebMD it does not currently own (the noncontrolling interest) will be accounted for as an equity transaction.

2.	Pro Forma Adjustments

The pro forma adjustments related to the unaudited pro forma condensed consolidated balance sheet as of June 30, 2009 assume the merger took place on June 30, 2009 and are as follows:

(a) Reflects the elimination of the noncontrolling interest in WebMD.

(b) Reflects the accrual of estimated transaction expenses, primarily representing costs of financial and legal advisors. These costs will be charged to equity, consistent with the acquisition of the noncontrolling interest.

The pro forma adjustments to the unaudited pro forma condensed consolidated statements of operations for the six months ended June 30, 2009 and for the year ended December 31, 2008 assume the merger took place on January 1, 2008 and are as follows:

(c) Reflects the elimination of net income attributable to the noncontrolling interest in WebMD.

The unaudited pro forma condensed consolidated financial statements exclude any adjustments to reflect anticipated reductions in corporate expenses following the merger.

3.	Pro Forma Income Per Share

The weighted average number of shares used to calculate pro forma basic and diluted income per share is based on the weighted average number of basic and diluted shares of WebMD Common Stock outstanding during the pro forma periods, adjusted for (i) the retirement of the 48,100 shares of WebMD’s Class B Common Stock held by HLTH and (ii) the issuance of new WebMD shares equal to the weighted average number of basic and diluted shares of HLTH Common Stock outstanding during the pro forma periods, multiplied by the exchange ratio of 0.4444. Additionally, the convertible notes were dilutive to the calculation of pro forma earnings per share during the year ended December 31, 2008, and accordingly, the numerator and

NOTES TO THE UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

denominator were adjusted as if the convertible notes were converted during this period. The following table presents the calculation of pro forma basic and diluted income per common share:

	Six Months
	Ended	Year Ended
	June 30, 2009	December 31, 2008

Numerator:
Pro forma income from continuing operations — Basic	$2,502	$466,573
Interest expense on convertible notes, net of tax	—	15,855

Pro forma income from continuing operations — Diluted	$2,502	$482,428

Denominator:
Pro forma weighted average shares — Basic	54,933	87,355
Employee stock options and warrants	1,658	2,622
Convertible notes	—	18,672

Pro forma weighted average shares — Diluted	56,591	108,649

Pro forma income per share — Basic	$0.05	$5.34

Pro forma income per share — Diluted	$0.04	$4.44

The following table summarizes the components of the weighted average number of shares used to calculate pro forma basic and diluted income per share (all share amounts are reflected in terms of weighted averages during the periods presented):

	Six Months
	Ended	Year Ended
	June 30, 2009	December 31, 2008

WebMD common shares	57,625	57,717
WebMD Class B common shares being retired	(48,100)	(48,100)
HLTH common shares converted (Note d)	45,408	77,738

Pro forma shares outstanding — basic	54,933	87,355

Options and warrants:
WebMD (historical)	620	1,208
HLTH converted (Note d)	1,038	1,414

	1,658	2,622

Convertible notes (Note d)	—	18,672

Pro forma shares outstanding — diluted	56,591	108,649

NOTES TO THE UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d) The following table summarizes the weighted average shares outstanding of HLTH, multiplied by the exchange ratio:

	Historical Weighted Average Number of HLTH Shares Outstanding			Pro Forma Weighted Average Number of WebMD Shares Outstanding
	Six Months			Six Months
	Ended	Year Ended		Ended	Year Ended
	June 30, 2009	December 31, 2008	Exchange ratio	June 30, 2009	December 31, 2008

Common shares — basic	102,178	174,928	0.4444	45,408	77,738

Diluted shares — options and warrants	2,336	3,183	0.4444	1,038	1,414
Diluted shares — convertible notes	—	42,016	0.4444	—	18,672

Total diluted shares	2,336	45,199		1,038	20,086

MARKET PRICE AND DIVIDEND INFORMATION

WebMD Class A Common Stock and HLTH Common Stock are listed on the Nasdaq Global Select Market. The following table sets forth for the periods indicated the high and low per share sale price of WebMD’s Class A Common Stock and HLTH’s Common Stock.

	WebMD		HLTH
	High	Low	High	Low

2006
First Quarter	$44.27	$28.55	$11.18	$8.32
Second Quarter	$47.30	$34.10	$12.44	$10.41
Third Quarter	$46.85	$34.25	$12.60	$11.45
Fourth Quarter	$41.71	$33.93	$12.78	$11.37
2007
First Quarter	$57.28	$40.09	$16.23	$12.28
Second Quarter	$58.53	$46.07	$16.56	$13.72
Third Quarter	$58.65	$44.16	$15.25	$12.56
Fourth Quarter	$63.49	$38.73	$16.39	$12.93
2008
First Quarter	$41.99	$23.15	$13.56	$9.52
Second Quarter	$35.40	$21.86	$12.62	$9.52
Third Quarter	$35.00	$23.80	$12.70	$10.73
Fourth Quarter	$29.99	$13.63	$11.36	$6.80
2009
First Quarter	$25.20	$19.37	$12.00	$9.65
Second Quarter	$30.70	$20.15	$13.43	$10.11
Third Quarter (through September 11, 2009)	$34.43	$28.73	$15.20	$12.70

On June 17, 2009, the last full trading day prior to the public announcement of the proposed merger, the closing price per share of WebMD Class A Common Stock quoted on the Nasdaq Global Select Market was $28.21 and the closing price per share of HLTH Common Stock quoted on the Nasdaq Global Select Market was $11.76. On September 11, 2009, the last practicable trading day prior to mailing this joint proxy statement/prospectus, the closing price per share of WebMD Class A Common Stock reported on the Nasdaq Global Select Market was $32.17 and the closing price per share of HLTH Common Stock reported on the Nasdaq Global Select Market was $14.14.

HLTH stockholders are encouraged to obtain current market quotations for WebMD Class A Common Stock prior to making any decision with respect to the merger. No assurance can be given concerning the market price for WebMD Common Stock before or after the date on which the merger is consummated. The market price for WebMD Common Stock will fluctuate between the date of this joint proxy statement/prospectus and the date on which the merger is consummated and thereafter.

Neither WebMD nor HLTH has ever declared or paid any cash dividends on its Common Stock, and does not anticipate paying cash dividends in the foreseeable future. In addition, the terms of the merger agreement with WebMD prohibit HLTH from declaring or paying any dividends.

COMPARATIVE SHARE DATA

The historical per share income (loss) from continuing operations and book value of WebMD and HLTH shown in the table below are derived from their unaudited consolidated financial statements as of and for the Six months ended June 30, 2009 and their audited consolidated financial statements for the year ended December 31, 2008. The pro forma comparative per share data for WebMD Common Stock and HLTH Common Stock was derived from the unaudited pro forma condensed consolidated financial statements included in this joint proxy statement/prospectus beginning on page 19. The pro forma book value per share information was computed as if the merger had been completed on June 30, 2009. You should read this information in conjunction with such pro forma financial statements and the related notes and with the historical financial information of WebMD and HLTH included or incorporated elsewhere in this joint proxy statement/prospectus, including WebMD’s and HLTH’s financial statements and related notes. The pro forma shares outstanding as of June 30, 2009 assumes that (x) 103,199,609 shares of HLTH Common Stock are converted based on an exchange ratio of 0.4444 shares of WebMD Common Stock and (y) 57,715,851 shares of WebMD Common Stock are reduced by the 48,100,000 shares currently held by HLTH. The pro forma data is not necessarily indicative of actual results had the merger occurred during the periods indicated and is not necessarily indicative of future operations of the combined entity.

	HLTH	WebMD	Pro Forma

As of and for the Six Months Ended June 30, 2009 (Unaudited)
(Loss) income from continuing operations per common share:
Basic	$0.00	$0.17	$0.05
Diluted	$0.00	$0.17	$0.04
Net book value per common share	$4.76	$11.22	$11.49
Shares outstanding as of June 30, 2009	103,199,609	57,715,851	55,477,757
For the Year Ended December 31, 2008
Income from continuing operations per common share:
Basic	$2.66	$0.45	$5.34
Diluted	$2.19	$0.44	$4.44

RISK FACTORS

This section describes circumstances or events that could have a negative effect on HLTH’s and WebMD’s financial results or operations or that could change, for the worse, existing trends in some or all of their businesses. The occurrence of one or more of the circumstances or events described below could have a material adverse effect on either or both companies’ financial condition, results of operations and cash flows or on the trading prices of the capital stock that WebMD or HLTH has issued or securities either company may issue in the future. The risks and uncertainties described in this joint proxy statement/prospectus are not the only ones facing HLTH and WebMD. Additional risks and uncertainties that are not currently known to HLTH or WebMD or that HLTH and WebMD currently believe are immaterial may also adversely affect the respective companies’ business and operations.

Risks Related to the Merger for Holders of WebMD Class A Common Stock

In addition to the risk factors discussed in this section, holders of WebMD Class A Common Stock will, if the merger is consummated, also become subject to the risks described below in the sections entitled “Other Risks Related to HLTH” and, unless Porex is sold prior to completion of the merger, “Risks Related to Porex.”

The merger will result in a substantial increase in the number of shares of WebMD Common Stock available for trading, which could depress the price of such stock and/or increase the volatility of the price of such stock, both before and after completion of the merger

Although the merger is expected to reduce the total number of outstanding shares of WebMD Common Stock, the merger will greatly increase the number of such shares available for sale in the public markets. Currently, all 48,100,000 outstanding shares of WebMD Class B Common Stock are held by HLTH and do not trade in the public markets. As of August 31, 2009, approximately 9,710,000 shares of WebMD Class A Common Stock (the class traded publicly) were outstanding. Upon completion of the merger, the WebMD Class B Common Stock would be cancelled and would cease to be outstanding, but more than 46,210,000 new shares of WebMD Common Stock would be issued to holders of HLTH Common Stock and become immediately available for sale. Additional shares could become available for sale at or after that time depending upon:

•	whether holders of options to purchase HLTH Common Stock exercise those options and the timing of such exercises; and

•	whether holders of convertible notes issued by HLTH convert those notes and the timing of any such conversions.

Sales of large amounts of WebMD Common Stock could depress the market price of WebMD Common Stock. In addition, the potential that such sales may occur could depress prices even in advance of such sales. WebMD cannot predict the effect that the merger will have on the price of WebMD Common Stock, both before and after completion of the merger.

The merger is subject to closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the market price of WebMD Class A Common Stock to decline

The merger is subject to customary conditions to closing, including the receipt of required approvals of the stockholders of HLTH and WebMD and receipt of opinions of counsel relating to tax matters. If any condition to the merger is not satisfied or, if permissible, waived, the merger will not be completed. Generally, waiver by WebMD of a condition to closing of the merger will require approval of the WebMD Special Committee that negotiated the transaction with HLTH. WebMD cannot predict what the effect on the market price of WebMD Class A Common Stock would be if the merger is not able to be completed, but depending on market conditions at the time, it could result in a decline in that market price. In addition, if there is uncertainty regarding whether the merger will be completed (including uncertainty regarding whether the conditions to closing will be met), that could result in a decline in the market price of WebMD Class A Common Stock or an increase in the volatility of that market price.

In the event that HLTH does not sell Porex prior to the closing of the merger, WebMD would become exposed to the risks inherent in the ownership and disposition of Porex

HLTH has announced that it plans to divest its Porex business. However, the merger could be completed before the sale of such business is completed. In that case, WebMD (as the surviving company in the merger) would become the owner of that business and the sale process would continue. WebMD would then be subject to the risk that the proceeds from the sale of that business are less than expected and all other risks inherent in the ownership of that business. There can be no assurances regarding whether WebMD would be able to complete such sale or as to the timing or terms of such transaction and, if WebMD is unable to complete the sale of Porex, it could be required to reclassify the operations of Porex as continuing operations of WebMD. Even if HLTH has entered into an agreement with an acquirer with respect to the remaining business prior to completion of the merger, WebMD would be subject to the risk that the conditions to closing provided for in such agreement might not be met.

The financial results and operations of Porex could be adversely affected by the diversion of management resources to the sale process, including the efforts devoted to the sale process to date, and by uncertainty regarding the outcome of the process. For example, the uncertainty of who will own the business in the future could lead such business to lose or fail to attract employees, customers or business partners. This could adversely affect its operations and financial results and, as a result, the sale price that HLTH or WebMD may receive for such business.

Future results of the combined company may differ materially from the pro forma financial information presented in this document

Future results of the combined company may be materially different from those shown in the pro forma financial statements that are based on the historical results of WebMD and HLTH in conjunction with certain adjustments based on assumptions regarding the merger.

The fairness opinions obtained by WebMD and HLTH will not reflect changes in circumstances between the signing of the agreement and plan of merger and the merger

Neither WebMD nor HLTH has obtained updated opinions as of the date of this document from its financial advisors. By the time the merger is completed, changes in the operations and prospects of WebMD or HLTH, general market and economic conditions and other factors that may be beyond the control of WebMD and HLTH, and on which each financial advisor’s opinion was based, may significantly alter the value of WebMD or HLTH or the prices of shares of WebMD Common Stock or HLTH Common Stock from those prices and values on June 17, 2009, the date each such opinion was delivered. Neither of the opinions speaks as of the time the merger will be completed or as of any date other than the date of such opinions. Because neither WebMD nor HLTH currently anticipates asking their respective financial advisors to update their respective opinions, neither of the opinions will address the fairness of the merger consideration or the exchange ratio from a financial point of view at the time the merger is completed. Each of the HLTH Board of Directors’ recommendation that HLTH stockholders vote “FOR” the proposal to adopt the agreement and plan of merger and the WebMD Board of Directors’ recommendation that WebMD stockholders vote “FOR” the proposal to adopt the agreement and plan of merger, however, is as of the date of this document. For a description of the opinions that WebMD and HLTH received from their respective financial advisors, see “The Merger — Opinion of HLTH’s Financial Advisor, Raymond James & Associates, Inc.” and “The Merger — Opinion of Financial Advisor to the WebMD Special Committee, Morgan Joseph & Co. Inc.”

Following the merger, the utilization of the net operating loss and tax credit carryforwards of WebMD and HLTH may be subject to additional limitations under the Code

HLTH and WebMD each have substantial accumulated net operating loss carryforwards (which we refer to as NOL carryforwards) and tax credits that will be available to be carried forward to future tax periods following the merger. On November 25, 2008, HLTH repurchased 83,699,922 shares of its common stock in a tender offer. The tender offer resulted in a cumulative change of more than 50% of the ownership of HLTH’s stock, as determined under rules prescribed by the Code and applicable Treasury regulations. As a result of this ownership change, there will be an annual limitation on the amount of the NOL carryforwards and tax credits that HLTH and WebMD may use to offset income in each tax year following the ownership change. The merger may increase the possibility of another such annual limitation. Because substantially all of HLTH’s and WebMD’s NOL carryforwards have already been reduced by a valuation allowance for financial accounting purposes, we would not expect an annual limitation on the utilization of the NOL carryforwards to significantly reduce the net deferred tax asset, although the timing of cash flows may be impacted to the extent any such annual limitation deferred the utilization of NOL carryforwards to future tax years.

Risks Related to the Merger for Holders of HLTH Common Stock

The merger will result in a substantial increase in the number of shares of WebMD Common Stock available for trading, which could depress the price of such stock and/or increase the volatility of the price of such stock, both before and after completion of the merger

Upon completion of the merger, shares of HLTH Common Stock will be converted into shares of WebMD Common Stock. Although the merger is expected to reduce the total number of outstanding shares of WebMD Common Stock, the merger will greatly increase the number of such shares available for sale in the public markets. Currently, all 48,100,000 outstanding shares of WebMD Class B Common Stock are held by HLTH and do not trade in the public markets. As of August 31, 2009, approximately 9,710,000 shares of WebMD Class A Common Stock (the class traded publicly) were outstanding. Upon completion of the merger, the WebMD Class B Common Stock would be canceled and would cease to be outstanding, but more than 46,210,000 new shares of WebMD Common Stock would be issued to holders of HLTH Common Stock and become immediately available for sale. Additional shares could become available for sale at or after that time depending upon:

•	whether holders of options to purchase HLTH Common Stock exercise those options and the timing of such exercises; and

•	whether holders of convertible notes issued by HLTH convert those notes and the timing of any such conversions.

Sales of large amounts of WebMD Common Stock could depress the market price of WebMD Common Stock. In addition, the potential that such sales may occur could depress prices even in advance of such sales. HLTH cannot predict the effect that the merger will have on the price of WebMD Common Stock, either before or after completion of the merger.

As the market price of WebMD Common Stock may fluctuate, and the closing date of the merger is not yet ascertainable, HLTH stockholders cannot be certain of the market value of the WebMD common shares that they will receive in the merger

Upon completion of the merger, each share of HLTH Common Stock will be converted into merger consideration consisting of 0.4444 of a share of WebMD Common Stock. The market value of the merger consideration may vary from the closing price of WebMD Common Stock on the date we announced the merger, on the date that this document was mailed to HLTH stockholders, on the date of the HLTH Annual Meeting and on the date we complete the merger and thereafter. Any change in the market price of WebMD Common Stock prior to completion of the merger will affect the market value of the merger consideration that HLTH stockholders will receive upon completion of the merger. Accordingly, at the time of the HLTH Annual Meeting, HLTH stockholders will not know or be able to calculate the market value of the merger consideration they would receive upon completion of the merger. Neither company is permitted to terminate the merger agreement or resolicit the vote of HLTH stockholders solely because of changes in the market prices of either company’s stock. There will be no adjustment to the merger consideration for changes in the market price of either shares of WebMD Common Stock or shares of HLTH Common Stock. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control. You should obtain current market quotations for shares of HLTH Common Stock and for shares of WebMD Common Stock.

The merger is subject to closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the market price of HLTH Common Stock to decline

The merger is subject to customary conditions to closing, including the receipt of required approvals of the stockholders of HLTH and WebMD and receipt of opinions of counsel relating to tax matters. If any condition to the merger is not satisfied or, if permissible, waived, the merger will not be completed. Generally, waiver by WebMD of a condition to closing will require approval of the WebMD Special Committee that negotiated the transaction with HLTH. HLTH cannot predict what the effect on the market price of HLTH Common Stock would be if the merger is not able to be completed, but depending on market conditions at the time, it could result in a decline in that market price. In addition, if there is uncertainty regarding whether the merger will be completed (including uncertainty regarding whether the conditions to closing will be met), that could result in a decline in the market price of HLTH Common Stock or an increase in the volatility of that market price.

Future results of the combined company may differ materially from the pro forma financial information presented in this document

Future results of the combined company may be materially different from those shown in the pro forma financial statements that are based on the historical results of WebMD and HLTH in conjunction with certain adjustments based on assumptions regarding the merger.

The fairness opinions obtained by WebMD and HLTH will not reflect changes in circumstances between the signing of the agreement and plan of merger and the merger

Neither WebMD nor HLTH has obtained updated opinions as of the date of this document from its financial advisors. By the time the merger is completed, changes in the operations and prospects of WebMD or HLTH, general market and economic conditions and other factors that may be beyond the control of WebMD and HLTH, and on which each financial advisor’s opinion was based, may significantly alter the value of WebMD or HLTH or the prices of shares of WebMD Common Stock or HLTH Common Stock from those prices and values on June 17, 2009, the date each such opinion was delivered. Neither of the opinions speaks as of the time the merger will be completed or as of any date other than the date of such opinions. Because neither WebMD nor HLTH currently anticipates asking their respective financial advisors to update their respective opinions, neither of the opinions will address the fairness of the merger consideration or the exchange ratio from a financial point of view at the time the merger is completed. Each of the HLTH Board of Directors’ recommendation that HLTH stockholders vote “FOR” the proposal to adopt the agreement and plan of merger and the WebMD Board of Directors’ recommendation that WebMD stockholders vote “FOR” the proposal to adopt the agreement and plan of merger, however, is as of the date of this document. For a description of the opinions that WebMD and HLTH received from their respective financial advisors, see “The Merger — Opinion of HLTH’s Financial Advisor, Raymond James & Associates, Inc.” and “The Merger — Opinion of Financial Advisor to the WebMD Special Committee, Morgan Joseph & Co. Inc.”

The receipt of shares of WebMD Common Stock in the merger may be taxable to HLTH shareholders

If the merger fails to qualify as a reorganization, the receipt of shares of WebMD Common Stock in the merger will be taxable to HLTH shareholders for U.S. federal income tax purposes. Additionally, HLTH would recognize gain or loss in respect to the transfer of its assets (including WebMD stock) to WebMD pursuant to the Merger. The merger is conditioned upon the receipt by HLTH and WebMD of tax opinions from Shearman & Sterling LLP (which we refer to as Shearman) and Cahill Gordon & Reindel LLP (which we refer to as Cahill), respectively, dated as of the closing date of the merger that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on the accuracy of certain factual representations and covenants made by WebMD and HLTH (including those contained in officer’s certificates to be provided by WebMD and HLTH at the time of closing), and on customary factual assumptions, limitations and qualifications. The tax opinions do not bind the Internal Revenue Service, which we refer to as the IRS, and do not prevent the IRS from asserting a contrary opinion. In addition, if any of the representations or assumptions upon which the tax opinions are based are inconsistent with the actual facts, the merger might not qualify as a reorganization. For more information, see “The Merger — Material U.S. Federal Income Tax Consequences of the Merger.”

HLTH shareholders should consult their tax advisors to determine the specific tax consequences to them of the merger, including any federal, state, local, foreign or other tax consequences, and any tax return filing or other reporting requirements.

Following the merger, the utilization of the net operating loss and tax credit carryforwards of WebMD and HLTH may be subject to additional limitations under the Code

HLTH and WebMD each have substantial accumulated NOL carryforwards and tax credits that will be available to be carried forward to future tax periods following the merger. On November 25, 2008, HLTH repurchased 83,699,922 shares of its common stock in a tender offer. The tender offer resulted in a cumulative change of more than 50% of the ownership of HLTH’s stock, as determined under rules prescribed by the Code and applicable Treasury regulations. As a result of this ownership change, there will be an annual limitation on the amount of the NOL carryforwards and tax credits that HLTH and WebMD may use to offset income in each tax year following such ownership change. The merger may increase the possibility of another such annual limitation. Because substantially all of HLTH’s and WebMD’s NOL carryforwards have already been reduced by a valuation allowance for financial accounting purposes, we would not expect an annual limitation on the utilization of the NOL carryforwards to significantly reduce the net deferred tax asset, although the timing of cash flows may be impacted to the extent any such annual limitation deferred the utilization of NOL carryforwards to future tax years.

HLTH officers and directors have financial interests in the merger that differ from the interests of HLTH stockholders

HLTH’s executive officers and directors have financial interests in the merger that are different from, or in addition to, the interests of HLTH’s stockholders. The members of the HLTH Board of Directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to HLTH stockholders that the merger agreement be adopted. For more information about these interests, please see “The Merger — Interests of Certain Persons in the Merger.”

The structure of the potential compensation payable to Raymond James, the financial advisor to HLTH, contains incentives for issuing the fairness opinion.

Pursuant to an engagement letter dated November 7, 2007 between HLTH and Raymond James, HLTH paid Raymond James a fee of $100,000 upon delivery of its fairness opinion to the HLTH Board of Directors in connection with the merger. The engagement letter also provides that Raymond James will be paid a $1,000,000 fee if the merger is completed. HLTH also previously paid a retainer fee of $50,000 and an opinion fee of $500,000 to Raymond James in connection with the terminated 2008 merger transaction between HLTH and WebMD. HLTH negotiated this fee structure so that it would not have to pay the additional $1,000,000 fee if the merger were not consummated. At the time HLTH’s Board of Directors requested delivery of a fairness opinion from Raymond James in connection with the merger, HLTH’s Board understood the potential incentives to issue a fairness opinion created by the applicable fee structure. However, HLTH’s Board believed that Raymond James would apply appropriate professional judgment in connection with its delivery of such opinion, regardless of the fee structure. Nonetheless, HLTH stockholders should, in reviewing Raymond James’ fairness opinion, be aware of the incentives to issuing the fairness opinion created by the fee structure negotiated by HLTH with Raymond James.

Risks Related to WebMD and Ownership of its Securities

The following risks related to WebMD and ownership of its securities currently affect both holders of WebMD Class A Common Stock and, by virtue of HLTH’s ownership interest in WebMD, holders of HLTH Common Stock. After the merger, stockholders of the combined company will continue to be subject to these risks.

Risks Related to WebMD’s Operations and the Healthcare Content WebMD Provides

If WebMD is unable to provide content and services that attract and retain users to The WebMD Health Network on a consistent basis, its advertising and sponsorship revenue could be reduced

Users of The WebMD Health Network have numerous other online and offline sources of healthcare information services. WebMD’s ability to compete for user traffic on its public portals depends upon its ability to make available a variety of health and medical content, decision-support applications and other services that meet the needs of a variety of types of users, including consumers, physicians and other healthcare professionals, with a variety of reasons for seeking information. WebMD’s ability to do so depends, in turn, on:

•	its ability to hire and retain qualified authors, journalists and independent writers;

•	its ability to license quality content from third parties; and

•	its ability to monitor and respond to increases and decreases in user interest in specific topics.

We cannot assure you that WebMD will be able to continue to develop or acquire needed content, applications and tools at a reasonable cost. In addition, since consumer users of WebMD’s public portals may be attracted to The WebMD Health Network as a result of a specific condition or for a specific purpose, it is difficult for us to predict the rate at which they will return to the public portals. Because WebMD generates revenue by, among other things, selling sponsorships of specific pages, sections or events on The WebMD Health Network, a decline in user traffic levels or a reduction in the number of pages viewed by users could cause WebMD’s revenue to decrease and could have a material adverse effect on WebMD’s results of operations.

Developing and implementing new and updated applications, features and services for WebMD’s public and private portals may be more difficult than expected, may take longer and cost more than expected and may not result in sufficient increases in revenue to justify the costs

Attracting and retaining users of WebMD’s public portals and clients for WebMD’s private portals requires WebMD to continue to improve the technology underlying those portals and to continue to develop new and updated applications, features and services for those portals. If WebMD is unable to do so on a timely basis or if it is unable to implement new applications, features and services without disruption to existing ones, WebMD may lose potential users and clients.

WebMD relies on a combination of internal development, strategic relationships, licensing and acquisitions to develop its portals and related applications, features and services. Its development and/or implementation of new technologies, applications, features and services may cost more than expected, may take longer than originally expected, may require more testing than originally anticipated and may require the acquisition of additional personnel and other resources. There can be no assurance that the revenue opportunities from any new or updated technologies, applications, features or services will justify the amounts spent.

WebMD faces significant competition for its healthcare information products and services

The markets for healthcare information products and services are intensely competitive, continually evolving and, in some cases, subject to rapid change.

•	WebMD’s public portals face competition from numerous other companies, both in attracting users and in generating revenue from advertisers and sponsors. WebMD competes for users with online services and Web sites that provide health-related information, including both commercial sites and not-for-profit sites. WebMD competes for advertisers and sponsors with: health-related Web sites; general purpose consumer Web sites that offer specialized health sub-channels; other high-traffic Web sites that include both healthcare-related and non-healthcare-related content and services; search engines that provide specialized health search; and advertising networks that aggregate traffic from multiple sites. WebMD’s public portals also face competition from offline publications and information services.

•	WebMD’s private portals compete with: providers of healthcare decision-support tools and online health management applications, including personal health records; wellness and disease management vendors; and health information services and health management offerings of healthcare benefits companies and their affiliates.

Many of WebMD’s competitors have greater financial, technical, product development, marketing and other resources than WebMD does. These organizations may be better known than WebMD is and have more customers or users than WebMD does. We cannot provide assurance that WebMD will be able to compete successfully against these organizations or any alliances they have formed or may form. Since there are no substantial barriers to entry into the markets in which WebMD’s public portals participate, we expect that competitors will continue to enter these markets.

Failure to maintain and enhance the “WebMD” brand could have a material adverse effect on WebMD’s business

We believe that the “WebMD” brand identity that WebMD has developed has contributed to the success of its business and has helped it achieve recognition as a trusted source of health and wellness information. We also believe that maintaining and enhancing that brand is important to expanding the user base for WebMD’s public portals, to its relationships with sponsors and advertisers and to its ability to gain additional employer and healthcare payer clients for our private portals. WebMD has expended considerable resources on establishing and enhancing the “WebMD” brand and its other brands, and it has developed policies and procedures designed to preserve and enhance its brands, including editorial procedures designed to provide quality control of the information it publishes. WebMD expects to continue to devote resources and efforts to maintain and enhance its brands. However, WebMD may not be able to successfully maintain or enhance awareness of its brands, and events outside of its control may have a negative effect on its brands. If WebMD is unable to maintain or enhance awareness of its brands, and do so in a cost-effective manner, its business could be adversely affected.

WebMD’s online businesses have a limited operating history

WebMD’s online businesses have a limited operating history and participate in relatively new markets. These markets, and WebMD’s online businesses, have undergone significant changes during their short history and can be expected to continue to change. Many companies with business plans based on providing healthcare information and related services through the Internet have failed to be profitable and some have filed for bankruptcy and/or ceased operations. Even if demand from users exists, we cannot assure you that WebMD’s businesses will continue to be profitable.

WebMD’s failure to attract and retain qualified executives and employees may have a material adverse effect on its business

WebMD’s business depends largely on the skills, experience and performance of key members of its management team. WebMD also depends, in part, on its ability to attract and retain qualified writers and editors, software developers and other technical personnel and sales and marketing personnel. Competition for qualified personnel in the healthcare information services and Internet industries is intense. We cannot assure you that WebMD will be able to hire or retain a sufficient number of qualified personnel to meet its requirements, or that WebMD will be able to do so at salary and benefit costs that are acceptable to it. Failure to do so may have an adverse effect on WebMD’s business.

The timing of WebMD’s advertising and sponsorship revenue may vary significantly from quarter to quarter and is subject to factors beyond its control, including regulatory changes affecting advertising and promotion of drugs and medical devices and general economic conditions

WebMD’s advertising and sponsorship revenue may vary significantly from quarter to quarter due to a number of factors, many of which are not in its control, and some of which may be difficult to forecast accurately, including potential effects on demand for its services as a result of general economic conditions and regulatory changes affecting advertising and promotion of drugs and medical devices. The majority of WebMD’s advertising and sponsorship programs are for terms of approximately four to twelve months. WebMD has relatively few longer term advertising and sponsorship programs. We cannot assure you that WebMD’s current advertisers and sponsors will continue to use its services beyond the terms of their existing contracts or that they will enter into any additional contracts.

The time between the date of initial contact with a potential advertiser or sponsor regarding a specific program and the execution of a contract with the advertiser or sponsor for that program may be lengthy, especially for larger contracts, and may be subject to delays over which WebMD has little or no control, including as a result of budgetary constraints of the advertiser or sponsor or their need for internal approvals. Other factors that could affect the timing of contracting for specific programs with advertisers and sponsors, or receipt of revenue under such contracts, include:

•	the timing of FDA approval for new products or for new approved uses for existing products;

•	the timing of FDA approval of generic products that compete with existing brand name products;

•	the timing of withdrawals of products from the market;

•	the timing of rollouts of new or enhanced services on WebMD’s public portals;

•	seasonal factors relating to the prevalence of specific health conditions and other seasonal factors that may affect the timing of promotional campaigns for specific products; and

•	the scheduling of conferences for physicians and other healthcare professionals.

WebMD may be unsuccessful in its efforts to increase advertising and sponsorship revenue from consumer products companies

Most of WebMD’s advertising and sponsorship revenue has, in the past, come from pharmaceutical, biotechnology and medical device companies. WebMD has been focusing on increasing sponsorship revenue from consumer products companies that are interested in communicating health-related or safety-related information about their products to WebMD’s audience. However, while many consumer products companies are increasing the portion of their promotional spending used on the Internet, we cannot assure you that these advertisers and sponsors will find WebMD’s consumer Web sites to be as effective as other Web sites or traditional media for promoting their products and services. If WebMD encounters difficulties in competing with the other alternatives available to consumer products companies, this portion of its business may develop more slowly than we expect or may fail to develop. In addition, revenues from consumer products companies are more likely to reflect general economic conditions, and to be reduced to a greater extent during economic downturns or recessions, than revenues from pharmaceutical, biotechnology and medical device companies.

Lengthy sales and implementation cycles for WebMD’s private online portals make it difficult to forecast WebMD’s revenues from these applications and may have an adverse impact on its business

The period from WebMD’s initial contact with a potential client for a private online portal and the first purchase of its solution by the client is difficult to predict. In the past, this period has generally ranged from six to twelve months, but in some cases has been longer. Potential sales may be subject to delays or cancellations due to a client’s internal procedures for approving large expenditures and other factors beyond WebMD’s control, including the effect of general economic conditions on the willingness of potential clients to commit to licensing WebMD’s private portals. The time it takes to implement a private online portal is also difficult to predict and has lasted as long as six months from contract execution to the commencement of live operation. Implementation may be subject to delays based on the availability of the internal resources of the client that are needed and other factors outside of WebMD’s control. As a result, WebMD has limited ability to forecast the timing of revenue from new clients. This, in turn, makes it more difficult to predict WebMD’s financial performance from quarter to quarter.

During the sales cycle and the implementation period, WebMD may expend substantial time, effort and money preparing contract proposals, negotiating contracts and implementing the private online portal without receiving any related revenue. In addition, many of the expenses related to providing private online portals are relatively fixed in the short term, including personnel costs and technology and infrastructure costs. Even if WebMD’s private portal revenue is lower than expected, WebMD may not be able to reduce related short-term spending in response. Any shortfall in such revenue would have a direct impact on WebMD’s results of operations.

WebMD’s ability to provide comparative information on hospital cost and quality depends on its ability to obtain the required data on a timely basis and, if WebMD is unable to do so, its private portal services would be less attractive to clients

WebMD provides, in connection with its private portal services, comparative information about hospital cost and quality. WebMD’s ability to provide this information depends on its ability to obtain comprehensive, reliable data. WebMD currently obtains this data from a number of public and private sources, including the Centers for Medicare and Medicaid Services (CMS), many individual states and the Leapfrog Group. WebMD cannot provide assurance that it would be able to find alternative sources for this data on acceptable terms and conditions. Accordingly, WebMD’s business could be negatively impacted if CMS or WebMD’s other data sources cease to make such information available or impose terms and conditions for making it available that are not consistent with WebMD’s planned usage. In addition, the quality of the comparative information services that WebMD provides depends on the reliability of the information that WebMD is able to obtain. If the information WebMD uses to provide these services contains errors or is otherwise unreliable, WebMD could lose clients and its reputation could be damaged.

WebMD’s ability to renew existing agreements with employers and health plans will depend, in part, on its ability to continue to increase usage of its private portal services by their employees and plan members

In a healthcare market where a greater share of the responsibility for healthcare costs and decision-making has been increasingly shifting to consumers, use of information technology (including personal health records) to assist consumers in making informed decisions about healthcare has also increased. WebMD believes that, through its WebMD Health and Benefits Manager platform, including its personal health record application, it is well positioned to play a role in this consumer-directed healthcare environment, and that these services will be a significant driver for the growth of its private portals during the next several years. However, WebMD’s growth strategy depends, in part, on increasing usage of its private portal services by its employer and health plan clients’ employees and members, respectively. Increasing usage of WebMD’s services requires it to continue to deliver and improve the underlying technology and develop new and updated applications, features and services. In addition, WebMD faces competition in the area of healthcare decision-support tools and online health management applications and health information services. Many of WebMD’s competitors have greater financial, technical, product development, marketing and other resources than it does, and may be better known than it is. We cannot provide assurance that WebMD will be able to meet its development and implementation goals or that WebMD will be able to compete successfully against other vendors offering competitive services and, if WebMD is unable to do so, it may experience static or diminished usage for its private portal services and possible non-renewals of its customer agreements.

WebMD may be subject to claims brought against it as a result of content it provides

Consumers access health-related information through WebMD’s online services, including information regarding particular medical conditions and possible adverse reactions or side effects from medications. If WebMD’s content, or content that WebMD obtains from third parties, contains inaccuracies, it is possible that consumers, employees, health plan members or others may sue WebMD for various causes of action. Although

WebMD’s Web sites contain terms and conditions, including disclaimers of liability, that are intended to reduce or eliminate its liability, the law governing the validity and enforceability of online agreements and other electronic transactions is evolving. WebMD could be subject to claims by third parties that its online agreements with consumers and physicians that provide the terms and conditions for use of WebMD’s public or private portals are unenforceable. A finding by a court that these agreements are invalid and that WebMD is subject to liability could harm its business and require costly changes to its business.

WebMD has editorial procedures in place to provide quality control of the information that it publishes or provides. However, we cannot assure you that WebMD’s editorial and other quality control procedures will be sufficient to ensure that there are no errors or omissions in particular content. Even if potential claims do not result in liability to WebMD, investigating and defending against these claims could be expensive and time consuming and could divert management’s attention away from WebMD’s operations. In addition, WebMD’s business is based on establishing the reputation of its portals as trustworthy and dependable sources of healthcare information. Allegations of impropriety or inaccuracy, even if unfounded, could harm WebMD’s reputation and business.

Expansion to markets outside the United States will subject WebMD to additional risks

One element of WebMD’s growth strategy is to seek to expand its online services to markets outside the United States. Generally, WebMD expects that it would accomplish this through partnerships or joint ventures with other companies having expertise in the specific country or region. However, WebMD’s participation in international markets will still be subject to certain risks beyond those applicable to its operations in the United States, such as:

•	difficulties in staffing and managing operations outside of the United States;

•	fluctuations in currency exchange rates;

•	burdens of complying with a wide variety of legal, regulatory and market requirements;

•	variability of economic and political conditions, including the extent of the impact of recent adverse economic conditions in markets outside the United States;

•	tariffs or other trade barriers;

•	costs of providing and marketing products and services in different markets;

•	potentially adverse tax consequences, including restrictions on repatriation of earnings; and

•	difficulties in protecting intellectual property.

Risks Related to the Internet and WebMD’s Technological Infrastructure

Any service interruption or failure in the systems that we use to provide online services could harm our business

WebMD’s online services are designed to operate 24 hours a day, seven days a week, without interruption. However, WebMD has experienced and expects that it will, in the future, experience interruptions and delays in services and availability from time to time. WebMD relies on internal systems as well as third-party vendors, including data center providers and bandwidth providers, to provide its online services. WebMD may not maintain redundant systems or facilities for some of these services. In the event of a catastrophic event with respect to one or more of these systems or facilities, WebMD may experience an extended period of system unavailability, which could negatively impact its relationship with users. In addition, system failures may result in loss of data, including user registration data, content, and other data critical to the operation of WebMD’s online services, which could cause significant harm to its business and our reputation.

To operate without interruption or loss of data, both WebMD and its service providers must guard against:

•	damage from fire, power loss and other natural disasters;

•	communications failures;

•	software and hardware errors, failures and crashes;

•	security breaches, computer viruses and similar disruptive problems; and

•	other potential service interruptions.

Any disruption in the network access or co-location services provided by third-party providers to WebMD or any failure by these third-party providers or WebMD’s own systems to handle current or higher volume of use could significantly harm WebMD’s business. WebMD exercises little control over these third-party vendors, which increases WebMD’s vulnerability to problems with services they provide.

Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services or WebMD’s own systems could negatively impact WebMD’s relationships with users and adversely affect WebMD’s brand and its business and could expose it to liabilities to third parties. Although WebMD maintains insurance for its business, the coverage under its policies may not be adequate to compensate it for all losses that may occur. In addition, we cannot provide assurance that WebMD will continue to be able to obtain adequate insurance coverage at an acceptable cost.

Implementation of additions to or changes in hardware and software platforms used to deliver WebMD’s online services may result in performance problems and may not provide the additional functionality that was expected

From time to time, WebMD implements additions to or changes in the hardware and software platforms it uses for providing its online services. During and after the implementation of additions or changes, a platform may not perform as expected, which could result in interruptions in operations, an increase in response time or an inability to track performance metrics. In addition, in connection with integrating acquired businesses, WebMD may move their operations to WebMD’s hardware and software platforms or make other changes, any of which could result in interruptions in those operations. Any significant interruption in WebMD’s ability to operate any of its online services could have an adverse effect on its relationships with users and clients and, as a result, on its financial results. WebMD relies on a combination of purchasing, licensing, internal development, and acquisitions to develop its hardware and software platforms. WebMD’s implementation of additions to or changes in these platforms may cost more than originally expected, may take longer than originally expected, and may require more testing than originally anticipated. In addition, we cannot provide assurance that additions to or changes in these platforms will provide the additional functionality and other benefits that were originally expected.

If the systems WebMD uses to provide online portals experience security breaches or are otherwise perceived to be insecure, its business could suffer

WebMD retains and transmits confidential information, including personal health records, in the processing centers and other facilities that it uses to provide online services. It is critical that these facilities and infrastructure remain secure and be perceived by the marketplace as secure. A security breach could damage WebMD’s reputation or result in liability. WebMD may be required to expend significant capital and other resources to protect against security breaches and hackers or to alleviate problems caused by breaches. Despite the implementation of security measures, this infrastructure or other systems that WebMD interfaces with, including the Internet and related systems, may be vulnerable to physical break-ins, hackers, improper employee or contractor access, computer viruses, programming errors, denial-of-service attacks or other attacks by third parties or similar disruptive problems. Any compromise of WebMD’s security, whether as a result of its own systems or the systems that they interface with, could reduce demand for WebMD’s services and could subject it to legal claims from its clients and users, including for breach of contract or breach of warranty.

WebMD’s online services are dependent on the development and maintenance of the Internet infrastructure

WebMD’s ability to deliver its online services is dependent on the development and maintenance of the infrastructure of the Internet by third parties. The Internet has experienced a variety of outages and other delays as a result of damages to portions of its infrastructure, and it could face outages and delays in the future. The Internet has also experienced, and is likely to continue to experience, significant growth in the number of users and the amount of traffic. If the Internet continues to experience increased usage, the Internet infrastructure may be unable to support the demands placed on it. In addition, the reliability and performance of the Internet may be harmed by increased usage or by denial-of-service attacks. Any resulting interruptions in WebMD’s services or increases in response time could, if significant, result in a loss of potential or existing users of and advertisers and sponsors on WebMD’s Web sites and, if sustained or repeated, could reduce the attractiveness of WebMD’s services.

Customers who utilize WebMD’s online services depend on Internet service providers and other Web site operators for access to WebMD’s Web sites. All of these providers have experienced significant outages in the past and could experience outages, delays and other difficulties in the future due to system failures unrelated to WebMD’s systems. Any such outages or other failures on their part could reduce traffic to WebMD’s Web sites.

Third parties may challenge the enforceability of WebMD’s online agreements

The law governing the validity and enforceability of online agreements and other electronic transactions is evolving. WebMD could be subject to claims by third parties that the online terms and conditions for use of WebMD’s Web sites, including disclaimers or limitations of liability, are unenforceable. A finding by a court that these terms and conditions or other online agreements are invalid could harm WebMD’s business.

WebMD could be subject to breach of warranty or other claims by clients of its online portals if the software and systems WebMD uses to provide these services contain errors or experience failures

Errors in the software and systems WebMD uses could cause serious problems for clients of WebMD’s online portals. WebMD may fail to meet contractual performance standards or client expectations. Clients of WebMD’s online portals may seek compensation from WebMD or may seek to terminate their agreements with WebMD, withhold payments due to WebMD, seek refunds from us of part or all of the fees charged under those agreements or initiate litigation or other dispute resolution procedures. In addition, WebMD could face breach of warranty or other claims by clients or additional development costs. WebMD’s software and systems are inherently complex and, despite testing and quality control, we cannot be certain that they will perform as planned.

WebMD attempts to limit, by contract, its liability to its clients for damages arising from its negligence, errors or mistakes. However, contractual limitations on liability may not be enforceable in certain circumstances or may otherwise not provide sufficient protection to WebMD from liability for damages. WebMD maintains liability insurance coverage, including coverage for errors and omissions. However, it is possible that claims could exceed the amount of WebMD’s applicable insurance coverage, if any, or that this coverage may not continue to be available on acceptable terms or in sufficient amounts. Even if these claims do not result in liability to WebMD, investigating and defending against them would be expensive and time consuming and could divert management’s attention away from WebMD’s operations. In addition, negative publicity caused by these events may delay or hinder market acceptance of WebMD’s services, including unrelated services.

Risks Related to the Healthcare Industry, Healthcare Regulation and Internet Regulation

Developments in the healthcare industry could adversely affect WebMD’s business

Most of WebMD’s revenue is derived from the healthcare industry and could be affected by changes affecting healthcare spending. WebMD is particularly dependent on pharmaceutical, biotechnology and medical device companies for its advertising and sponsorship revenue. General reductions in expenditures by healthcare industry participants could result from, among other things:

•	government regulation or private initiatives that affect the manner in which healthcare providers interact with patients, payers or other healthcare industry participants, including changes in pricing or means of delivery of healthcare products and services;

•	consolidation of healthcare industry participants;

•	reductions in governmental funding for healthcare; and

•	adverse changes in business or economic conditions affecting healthcare payers or providers, pharmaceutical, biotechnology or medical device companies or other healthcare industry participants.

Federal and state legislatures and agencies periodically consider reforming aspects of the United States healthcare system and Congress is currently considering significant healthcare reform legislation. Healthcare reform legislation, if enacted, may increase governmental involvement in healthcare and health insurance, may change the way health insurance is funded (including the role that employers play in such funding), may change reimbursement rates and other terms of such insurance coverage, may affect the way information technology is used in healthcare, and may otherwise change the environment in which healthcare industry participants operate and the specific roles such participants play in the industry. Healthcare industry participants may respond to healthcare reform legislation or proposed legislation by reducing their expenditures or postponing expenditure decisions, including expenditures for WebMD’s services. We are unable to predict future legislation or proposals with any certainty or to predict the effect they could have on WebMD.

Even if general expenditures by industry participants remain the same or increase, developments in the healthcare industry may result in reduced spending in some or all of the specific market segments that WebMD serves or is planning to serve. For example, use of WebMD’s products and services could be affected by:

•	changes in the design of health insurance plans;

•	a decrease in the number of new drugs or medical devices coming to market; and

•	decreases in marketing expenditures by pharmaceutical or medical device companies, including as a result of governmental regulation or private initiatives that discourage or prohibit advertising or sponsorship activities by pharmaceutical or medical device companies.

In addition, the expectations of WebMD’s customers regarding pending or potential industry developments may also affect their budgeting processes and spending plans with respect to products and services of the types that WebMD provides.

The healthcare industry has changed significantly in recent years and we expect that significant changes will continue to occur. However, the timing and impact of developments in the healthcare industry are difficult to predict. We cannot assure you that the markets for WebMD’s products and services will continue to exist at current levels or that WebMD will have adequate technical, financial and marketing resources to react to changes in those markets.

Government regulation of healthcare creates risks and challenges with respect to WebMD’s compliance efforts and its business strategies

The healthcare industry is highly regulated and is subject to changing political, legislative, regulatory and other influences. Existing and new laws and regulations affecting the healthcare industry could create unexpected liabilities for WebMD, could cause it to incur additional costs and could restrict its operations. Many healthcare laws are complex, and their application to specific products and services may not be clear. In particular, many existing healthcare laws and regulations, when enacted, did not anticipate the healthcare information services that WebMD provides. However, these laws and regulations may nonetheless be applied to WebMD’s products and services. WebMD’s failure to accurately anticipate the application of these laws and regulations, or other failure to comply, could create liability for WebMD, result in adverse publicity and negatively affect its businesses. Some of the risks that WebMD faces from healthcare regulation are as follows:

•	Regulation of Drug and Medical Device Advertising and Promotion. The WebMD Health Network provides services involving advertising and promotion of prescription and over-the-counter drugs and medical devices. If the Food and Drug Administration (FDA) or the Federal Trade Commission (FTC) finds that any information on The WebMD Health Network or in WebMD the Magazine violates FDA or FTC regulations, they may take regulatory or judicial action against WebMD and/or the advertiser or sponsor of that information. State attorneys general may also take similar action based on their state’s consumer protection statutes. Any increase or change in regulation of drug or medical device advertising and promotion could make it more difficult for WebMD to contract for sponsorships and advertising. Members of Congress, physician groups and others have criticized the FDA’s current policies, and have called for restrictions on advertising of prescription drugs to consumers and increased FDA enforcement. We cannot predict what actions the FDA or industry participants may take in response to these criticisms. It is also possible that new laws would be enacted that impose restrictions on such advertising. In addition, recent private industry initiatives have resulted in voluntary restrictions, which advertisers and sponsors have agreed to follow. WebMD’s advertising and sponsorship revenue could be materially reduced by additional restrictions on the advertising of prescription drugs and medical devices to consumers, whether imposed by law or regulation or required under policies adopted by industry members.

•	Anti-kickback Laws. There are federal and state laws that govern patient referrals, physician financial relationships and inducements to healthcare providers and patients. The federal healthcare programs’ anti-kickback law prohibits any person or entity from offering, paying, soliciting or receiving anything of value, directly or indirectly, for the referral of patients covered by Medicare, Medicaid and other federal healthcare programs or the leasing, purchasing, ordering or arranging for or recommending the lease, purchase or order of any item, good, facility or service covered by these programs. Many states also have similar anti-kickback laws that are not necessarily limited to items or services for which payment is made by a federal healthcare program. These laws are applicable to manufacturers and distributors and, therefore, may restrict how WebMD and some of its customers market products to healthcare providers, including e-details. Any determination by a state or federal regulatory agency that any of WebMD’s practices violate any of these laws could subject it to civil or criminal penalties and require it to change or terminate some portions of its business and could have an adverse effect on its business. Even an unsuccessful challenge by regulatory authorities of WebMD’s practices could result in adverse publicity and be costly for it to respond to.

•	Medical Professional Regulation. The practice of most healthcare professions requires licensing under applicable state law. In addition, the laws in some states prohibit business entities from practicing medicine. If a state determines that some portion of WebMD’s business violates these laws, it may seek to have it discontinue those portions or subject it to penalties or licensure requirements. Any determination that WebMD is a healthcare provider and has acted improperly as a healthcare provider may result in liability to WebMD.

Government regulation of the Internet could adversely affect WebMD’s business

The Internet and its associated technologies are subject to government regulation. However, whether and how existing laws and regulations in various jurisdictions, including privacy and consumer protection laws, apply to the Internet is still uncertain. WebMD’s failure, or the failure of its business partners or third-party service providers, to accurately anticipate the application of these laws and regulations to WebMD’s products and services and the manner in which WebMD delivers them, or any other failure to comply with such laws and regulations, could create liability for WebMD, result in adverse publicity and negatively affect its business. In addition, new laws and regulations, or new interpretations of existing laws and regulations, may be adopted with respect to the Internet and online services, including in areas such as: user privacy, confidentiality, consumer protection, pricing, content, copyrights and patents, and characteristics and quality of products and services. We cannot predict how these laws or regulations will affect WebMD’s business.

Internet user privacy and the use of consumer information to track online activities are major issues both in the United States and abroad. For example, in February 2009, the FTC published Self Regulatory Principles to govern the tracking of consumers’ activities online in order to deliver advertising targeted to the interests of individual consumers (sometimes referred to as behavioral advertising). These principles serve as guidelines to industry. In addition, there is the possibility of proposed legislation and enforcement activities relating to behavioral advertising. WebMD has privacy policies posted on its Web sites that we believe comply with applicable laws requiring notice to users about WebMD’s information collection, use and disclosure practices. WebMD also notifies users about its information collection, use and disclosure practices relating to data that it receive through offline means such as paper health risk assessments. We cannot assure you that the privacy policies and other statements that WebMD provides to users of its products and services, or its practices will be found sufficient to protect it from liability or adverse publicity in this area. A determination by a state or federal agency or court that any of WebMD’s practices do not meet applicable standards, or the implementation of new standards or requirements, could adversely affect its business.

WebMD faces potential liability related to the privacy and security of personal health information it collects from or on behalf of users of its services

Privacy and security of personal health information, particularly personal health information stored or transmitted electronically, is a major issue in the United States. The Privacy Standards and Security Standards under the Health Insurance Portability and Accountability Act of 1996 (or HIPAA) establish a set of national privacy and security standards for the protection of individually identifiable health information by health plans, healthcare clearinghouses and healthcare providers (referred to as covered entities) and their business associates. Currently, only covered entities are directly subject to potential civil and criminal liability under these Standards. However, the American Recovery and Reinvestment Act of 2009 (which we refer to as ARRA) amends the HIPAA Privacy and Security Standards and makes certain provisions applicable to those portions of WebMD’s business (such as those managing employee or plan member health information for employers or health plans) that are business associates of covered entities. Currently, WebMD is bound by certain contracts and agreements to use and disclose protected health information in a manner consistent with the Privacy Standards and Security Standards. Beginning on February 17, 2010, some provisions of the HIPAA Privacy and Security Standards will apply directly to WebMD. Currently, depending on the facts and circumstances, WebMD could potentially be subject to criminal liability for aiding and abetting or conspiring with a covered entity to violate the Privacy Standards or Security Standards. As of February 17, 2010, WebMD will be directly subject to HIPAA’s criminal and civil penalties. We cannot assure you that WebMD will adequately address the risks created by these Standards.

We are unable to predict what changes to these Standards might be made in the future or how those changes, or other changes in applicable laws and regulations, could affect WebMD’s business. Any new legislation or regulation in the area of privacy of personal information, including personal health information, could affect the way WebMD operates its business and could harm its business.

Failure to maintain CME accreditation could adversely affect Medscape, LLC’s ability to provide online CME offerings

Medscape, LLC’s continuing medical education (or CME) activities are planned and implemented in accordance with the current Essential Areas and Policies of the Accreditation Council for Continuing Medical Education, or ACCME, which oversees providers of CME credit, and other applicable accreditation standards. ACCME’s standards for commercial support of CME are intended to ensure, among other things, that CME activities of ACCME-accredited providers, such as Medscape, LLC, are independent of “commercial interests,”

which are defined as entities that produce, market, re-sell or distribute healthcare goods and services, excluding certain organizations. “Commercial interests,” and entities owned or controlled by “commercial interests,” are ineligible for accreditation by the ACCME. The standards also provide that accredited CME providers may not place their CME content on Web sites owned or controlled by a “commercial interest.” In addition, accredited CME providers may not ask “commercial interests” for speaker or topic suggestions, and are also prohibited from asking “commercial interests” to review CME content prior to delivery.

From time to time, ACCME revises its standards for commercial support of CME. As a result of certain past ACCME revisions, WebMD adjusted its corporate structure and made changes to its management and operations intended to allow Medscape, LLC to provide CME activities that are developed independently from programs developed by its sister companies, which may not be independent of “commercial interests.” We believe that these changes allow Medscape, LLC to satisfy the applicable standards.

In June 2008, the ACCME published for comment several proposals, including the following:

•	The ACCME stated that due consideration should be given to eliminating commercial support of CME.

•	The ACCME proposed that: (a) accredited providers must not receive communications from commercial interests announcing or prescribing any specific content that would be a preferred, or sought-after, topic for commercially supported CME (e.g., therapeutic area, product-line, patho-physiology); and (b) receiving communications from commercial interests regarding a commercial interest’s internal criteria for providing commercial support would also not be permissible.

The comment period for these proposals ended on September 12, 2008, and the ACCME has determined not to take any action as to these proposals at this point. However, in April 2009, the ACCME published for comment several other proposals, including the following:

•	“Commercial Support-Free” Designation. In order to clarify the distinction between CME that does include relationships with industry from CME that does not include relationships with industry, the ACCME is considering creating a new designation and review process for CME providers that wish to identify their program of CME as one that does not utilize funds donated by commercial interests. The designation would be termed: “Commercial Support-Free.” The ACCME has indicated that a range of standards for “Commercial Support-Free” CME are possible, including for example: (1) the CME provider not accepting any commercial support for any CME activity, or any part of its CME program; and (2) the CME provider not using funds from advertising or promotion, paid by commercial interests, to underwrite the costs of CME.

•	Independent CME Funding Entity. The ACCME is considering creating a granting entity that would accept unrestricted donations for the purpose of funding CME. The funds would be distributed to ACCME recognized and accredited organizations for development and presentation of ACCME-compliant CME. The ACCME is proposing for comment that the entity would: (1) be independent of the ACCME; (2) not provide funds to the ACCME; (3) be managed by its own governance structure; (4) establish its own granting criteria reflecting practice gaps established through methods consistent with ACCME’s content validation policies; and (5) fund CME done for U.S. learners.

The comment period for these proposals ended on May 21, 2009. We cannot predict the ultimate outcome of the process, including what other alternatives may be considered by ACCME as a result of comments it has received. The elimination of, or restrictions on, commercial support for CME could adversely affect the volume of sponsored online CME programs implemented through WebMD’s Web sites.

Medscape, LLC’s current ACCME accreditation expires at the end of July 2010. In order for Medscape, LLC to renew its accreditation, it will be required to demonstrate to the ACCME that it continues to meet ACCME requirements. If Medscape, LLC fails to maintain its status as an accredited ACCME provider (whether at the time of such renewal or at an earlier time as a result of a failure to comply with existing or additional ACCME standards), it would not be permitted to accredit CME activities for physicians and other healthcare professionals. Instead, Medscape, LLC would be required to use third parties to provide such CME-

related services. That, in turn, could discourage potential supporters from engaging Medscape, LLC to develop CME or education-related activities, which could have a material adverse effect on WebMD’s business.

Government regulation and industry initiatives could adversely affect the volume of sponsored online CME programs implemented through Medscape, LLC’s Web sites or require changes to how it offers CME

CME activities may be subject to government oversight or regulation by Congress, the FDA, the Department of Health and Human Services (the federal agency responsible for interpreting certain federal laws relating to healthcare), and by state regulatory agencies. Medscape, LLC and/or the sponsors of the CME activities that Medscape, LLC accredits may be subject to enforcement actions if any of these CME activities are deemed improperly promotional, potentially leading to the termination of sponsorships.

During the past several years, educational activities, including CME, directed at physicians have been subject to increased governmental scrutiny to ensure that sponsors do not influence or control the content of the activities. For example, the U.S. Senate Finance Committee conducted an investigation of the sponsorship of CME activities, including an examination of the ACCME’s role in ensuring that CME activities are independent from the influence of their supporters. In response, pharmaceutical companies and medical device companies have developed and implemented internal controls and procedures that promote adherence to applicable regulations and requirements. In implementing these controls and procedures, supporters of CME may interpret the regulations and requirements differently and may implement varying procedures or requirements. These controls and procedures:

•	may discourage pharmaceutical companies from providing grants for independent educational activities;

•	may slow their internal approval for such grants;

•	may reduce the volume of sponsored educational programs that Medscape, LLC produces to levels that are lower than in the past, thereby reducing revenue; and

•	may require Medscape, LLC to make changes to how it offers or provides educational programs, including CME.

In addition, future changes to laws, regulations or accreditation standards, or to the internal compliance programs of supporters or potential supporters, may further discourage, significantly limit, or prohibit supporters or potential supporters from engaging in educational activities with Medscape, LLC, or may require Medscape, LLC to make further changes in the way it offers or provides educational activities.

Other Risks Applicable to WebMD and Ownership of its Securities

Negative conditions in the market for certain ARS may result in WebMD incurring a loss on such investments

As of June 30, 2009, WebMD had a total of approximately $163.9 million (face value) of investments in certain ARS. Those ARS had a book value of $126.3 million as of June 30, 2009. The types of ARS investments that WebMD owns are backed by student loans, 97% of which are guaranteed under the Federal Family Education Loan Program (FFELP), and all had credit ratings of AAA or Aaa when purchased. WebMD does not own any other type of ARS investments.

Since February 2008, negative conditions in the regularly held auctions for these securities have prevented holders from being able to liquidate their holdings through that type of sale. In the event WebMD needs to or wants to sell its ARS investments, it may not be able to do so until a future auction on these types of investments is successful or until a buyer is found outside the auction process. If potential buyers are unwilling to purchase the investments at their carrying amount, WebMD would incur a loss on any such sales. In addition, the credit ratings on some of the ARS investments in our portfolio have been downgraded, and there may be additional such rating downgrades in the future. If uncertainties in the credit and capital markets continue, these markets deteriorate further or ARS investments in our portfolio experience additional credit rating downgrades, there could be further fair value adjustments or other-than-temporary impairments in the carrying value of our ARS investments.

WebMD may not be successful in protecting its intellectual property and proprietary rights

WebMD’s intellectual property and proprietary rights are important to its businesses. The steps that WebMD takes to protect its intellectual property, proprietary information and trade secrets may prove to be inadequate and, whether or not adequate, may be expensive. WebMD relies on a combination of trade secret, patent and other intellectual property laws and confidentiality procedures and non-disclosure contractual provisions to protect our intellectual property. We cannot assure you that WebMD will be able to detect potential or actual misappropriation or infringement of its intellectual property, proprietary information or trade secrets. Even if WebMD detects misappropriation or infringement by a third party, we cannot assure you that it will be able to enforce its rights at a reasonable cost, or at all. In addition, WebMD’s rights to intellectual property, proprietary information and trade secrets may not prevent independent third-party development and commercialization of competing products or services.

Third parties may claim that WebMD is infringing their intellectual property, and it could suffer significant litigation or licensing expenses or be prevented from providing certain services, which may harm its business

WebMD could be subject to claims that it is misappropriating or infringing intellectual property or other proprietary rights of others. These claims, even if not meritorious, could be expensive to defend and divert management’s attention from WebMD’s operations. If WebMD becomes liable to third parties for infringing these rights, it could be required to pay a substantial damage award and to develop non-infringing technology, obtain a license or cease selling the products or services that use or contain the infringing intellectual property. WebMD may be unable to develop non-infringing products or services or obtain a license on commercially reasonable terms, or at all. WebMD may also be required to indemnify its customers if they become subject to third-party claims relating to intellectual property that WebMD licenses or otherwise provides to them, which could be costly.

Acquisitions, business combinations and other transactions may be difficult to complete and, if completed, may have negative consequences for WebMD’s business and its security holders

WebMD has been built, in part, through acquisitions. WebMD intends to continue to seek to acquire or to engage in business combinations with companies engaged in complementary businesses. In addition, WebMD may enter into joint ventures, strategic alliances or similar arrangements with third parties. These transactions may result in changes in the nature and scope of WebMD’s operations and changes in its financial condition. WebMD’s success in completing these types of transactions will depend on, among other things, its ability to locate suitable candidates and negotiate mutually acceptable terms with them, and to obtain adequate financing. Significant competition for these opportunities exists, which may increase the cost of and decrease the opportunities for these types of transactions. Financing for these transactions may come from several sources, including:

•	cash and cash equivalents on hand and marketable securities;

•	proceeds from the incurrence of indebtedness; and

•	proceeds from the issuance of additional common stock, of preferred stock, of convertible debt or of other securities.

The issuance of additional equity or debt securities could:

•	cause substantial dilution of the percentage ownership of WebMD’s stockholders at the time of the issuance;

•	cause substantial dilution of WebMD’s earnings per share;

•	subject WebMD to the risks associated with increased leverage, including a reduction in WebMD’s ability to obtain financing or an increase in the cost of any financing that it obtains;

•	subject WebMD to restrictive covenants that could limit its flexibility in conducting future business activities; and

•	adversely affect the prevailing market price for WebMD’s outstanding securities.

WebMD does not intend to seek security holder approval for any such acquisition or security issuance unless required by applicable law, regulation or the terms of then existing securities.

WebMD’s business will suffer if it fails to successfully integrate acquired businesses and technologies or to assess the risks in particular transactions

WebMD has in the past acquired, and may in the future acquire, businesses, technologies, services, product lines and other assets. The successful integration of the acquired businesses and assets into WebMD’s operations, on a cost-effective basis, can be critical to its future performance. The amount and timing of the expected benefits of any acquisition, including potential synergies between WebMD and the acquired business, are subject to significant risks and uncertainties. These risks and uncertainties include, but are not limited to, those relating to:

•	WebMD’s ability to maintain relationships with the customers of the acquired business;

•	WebMD’s ability to retain or replace key personnel;

•	potential conflicts in sponsor or advertising relationships or in relationships with strategic partners;

•	WebMD’s ability to coordinate organizations that are geographically diverse and may have different business cultures; and

•	compliance with regulatory requirements.

We cannot guarantee that any acquired businesses will be successfully integrated with WebMD’s operations in a timely or cost-effective manner, or at all. Failure to successfully integrate acquired businesses or to achieve anticipated operating synergies, revenue enhancements or cost savings could have a material adverse effect on WebMD’s business, financial condition and results of operations.

Although WebMD’s management attempts to evaluate the risks inherent in each transaction and to value acquisition candidates appropriately, we cannot assure you that WebMD will properly ascertain all such risks or that acquired businesses and assets will perform as WebMD expects or enhance the value of WebMD as a whole. In addition, acquired companies or businesses may have larger than expected liabilities that are not covered by the indemnification, if any, that WebMD is able to obtain from the sellers.

WebMD may not be able to raise additional funds when needed for its business or to exploit opportunities

WebMD’s future liquidity and capital requirements will depend upon numerous factors, including the success of its service offerings, market developments, and repurchases of its common stock. WebMD may need to raise additional funds to support expansion, develop new or enhanced applications and services, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. If required, WebMD may raise such additional funds through public or private debt or equity financing, strategic relationships or other arrangements. There can be no assurance that such financing will be available on acceptable terms, if at all, or that such financing will not be dilutive to WebMD’s stockholders.

As widely reported, financial markets have been experiencing extreme disruption recently, including volatility in the prices of securities and severely diminished liquidity and availability of credit. Until this disruption in the financial markets is resolved, financing will be even more difficult to obtain on acceptable terms and WebMD could be forced to cancel or delay investments or transactions that it would otherwise have made.

Risks Related to Porex

Risks related to Porex currently affect only holders of HLTH Common Stock. If Porex is not sold prior to the closing of the merger, the following risks would, following the closing, apply to all holders of WebMD Common Stock (including both those who held WebMD Class A Common Stock prior to the merger and those who held HLTH Common Stock prior to the merger).

The decision to sell Porex may have a negative impact on its business

As a result of HLTH’s announcement that it plans to divest Porex, the financial results and operations of Porex’s business may be adversely affected by the diversion of management resources to the sale process and by uncertainty regarding the outcome of the process. For example, the uncertainty of who will own the business in the future could lead Porex to lose or fail to attract employees, customers or business partners. Although HLTH has taken steps to address these risks, there can be no assurance that any such losses or distractions will not adversely affect the operations or financial results of Porex’s business.

Porex’s success depends upon demand for its products, which in some cases ultimately depends upon end-user demand for the products of Porex’s customers

Demand for Porex’s products may change materially as a result of economic or market conditions and other trends that affect the industries in which Porex participates. In addition, because a significant portion of Porex’s products are components that are eventually integrated into or used with products manufactured by customers for resale to end-users, the demand for these product components is dependent on product development cycles and marketing efforts of these other manufacturers, as well as variations in their inventory levels, which are factors that Porex is unable to control. Accordingly, the amount of Porex’s sales to manufacturer customers can be difficult to predict and subject to wide quarter-to-quarter variances. Porex’s sales to manufacturer customers that sell products used by consumers have been adversely affected by economic conditions during recent months. We cannot predict how long that adverse effect will continue and it could, depending on future economic conditions, become worse in future periods.

Porex faces significant competition for its products

Porex operates in highly competitive markets. The competitors for Porex’s porous plastic products include other producers of porous plastic materials, as well as companies that manufacture and sell products made from materials other than porous plastics that can be used for the same purposes as Porex’s products. For example, Porex’s porous plastic pen nibs compete with felt and fiber tips manufactured by a variety of suppliers worldwide. Other Porex porous plastic products compete, depending on the application, with membrane material, porous metals, metal screens, fiberglass tubes, pleated paper, resin-impregnated felt, ceramics and other substances and devices. Porex also competes with in-house design and manufacturing capabilities of its OEM customers. Some of Porex’s competitors may have greater financial, technical, product development, marketing and other resources than Porex does. We cannot provide assurance that Porex will be able to compete successfully against these companies or against particular products they provide or may provide in the future.

Porex’s product offerings must meet changing customer requirements

Porex’s products are, in general, used in applications that are affected by technological change. To satisfy its customers, Porex must develop and introduce, in a timely manner, products that meet changing customer requirements at competitive prices. To do this, Porex must:

•	develop new uses of existing porous plastics technologies and applications;

•	innovate and develop new porous plastics technologies and applications;

•	commercialize those technologies and applications;

•	manufacture at a cost that allows it to price its products competitively;

•	manufacture and deliver its products in sufficient volumes and on time;

•	accurately anticipate customer needs; and

•	differentiate its offerings from those of its competitors.

We cannot assure you that Porex will be able to develop new or enhanced products or that, if it does, those products will achieve market acceptance. If Porex does not introduce new products in a timely manner and make enhancements to existing products to meet the changing needs of its customers, some of its products could become obsolete over time, in which case Porex’s customer relationships, revenue and operating results would be negatively impacted.

Potential new or enhanced Porex products may not achieve sufficient sales to be profitable or justify the cost of their development

Porex cannot be certain, when it engages in research and development activities, whether potential new products or product enhancements will be accepted by the customers for whom they are intended. Achieving market acceptance for new or enhanced products may require substantial marketing efforts and expenditure of significant funds to create awareness and demand by potential customers. In addition, sales and marketing efforts with respect to these products may require the use of additional resources for training the existing Porex sales forces and for hiring and training additional salespersons. There can be no assurance that the revenue opportunities from new or enhanced products will justify amounts spent for their development and marketing. In addition, there can be no assurance that any pricing strategy that Porex implements for any new or enhanced products will be economically viable or acceptable to the target markets.

Porex may not be able to source the raw materials it needs or may have to pay more for those raw materials

Some of Porex’s products require high-grade plastic resins with specific properties as raw materials. While Porex has not experienced any material difficulty in obtaining adequate supplies of high-grade plastic resins that meet its requirements, it relies on a limited number of sources for some of these plastic resins. If Porex experiences a reduction or interruption in supply from these sources, it may not be able to access alternative sources of supply within a reasonable period of time or at commercially reasonable rates, which could have a material adverse effect on its business and financial results.

In addition, the prices of some of the raw materials that Porex uses depend, to a great extent, on the price of petroleum. As a result, increases in the price of petroleum could have an adverse effect on Porex’s margins and on the ability of Porex’s porous plastics products to compete with products made from other raw materials.

Disruptions in Porex’s manufacturing operations could have a material adverse effect on its business and financial results

Any significant disruption in Porex’s manufacturing operations, including as a result of fire, power interruptions, equipment malfunctions, labor disputes, material shortages, earthquakes, floods, computer viruses, sabotage, terrorist acts or other force majeure, could have a material adverse effect on Porex’s ability to deliver products to customers and, accordingly, its financial results.

Porex may not be able to keep third parties from using technology it has developed

Porex uses proprietary technology for manufacturing its porous plastics products and its success is dependent, to a significant extent, on its ability to protect the proprietary and confidential aspects of its technology. Although Porex owns certain patents, it relies primarily on non-patented proprietary manufacturing processes. To protect its proprietary processes, Porex relies on a combination of trade secret laws, license agreements, nondisclosure and other contractual provisions and technical measures, including designing and manufacturing its porous molding equipment and most of its molds in-house. Trade secret laws do not afford the statutory exclusivity possible for patented processes. There can be no assurance that the legal protections afforded to Porex or the steps taken by Porex will be adequate to prevent misappropriation of its technology. In addition, these protections do not prevent independent third-party development of competitive products or services.

Third parties may claim that Porex is infringing their intellectual property, and it could suffer significant litigation or licensing expenses or be prevented from providing certain services, which may harm its business

Porex could be subject to claims that it is misappropriating or infringing intellectual property or other proprietary rights of others. These claims, even if not meritorious, could be expensive to defend and divert management’s attention from Porex’s operations. If Porex becomes liable to third parties for infringing these rights, it could be required to pay a substantial damage award and to develop non-infringing technology, obtain a license or cease selling the products or services that use or contain the infringing intellectual property. Porex may be unable to develop non-infringing products or services or obtain a license on commercially reasonable terms, or at all.

The nature of Porex’s products exposes it to product liability claims that may not be adequately covered by indemnity agreements or insurance

The products sold by Porex, whether sold directly to end-users or sold to other manufacturers for inclusion in the products that they sell, expose it to potential risk of product liability claims, particularly with respect to Porex’s life sciences, clinical, surgical and medical products. In addition, Porex is subject to the risk that a government authority or third party may require it to recall one or more of its products. Some of Porex’s products are designed to be permanently implanted in the human body. Design defects and manufacturing defects with respect to such products sold by Porex or failures that occur with the products of Porex’s manufacturer customers that contain components made by Porex could result in product liability claims and/or a recall of one or more of Porex’s products. Porex believes that it carries adequate insurance coverage against product liability claims and other risks. We cannot assure you, however, that claims in excess of Porex’s insurance coverage will not arise. In addition, Porex’s insurance policies must be renewed annually. Although Porex has been able to obtain adequate insurance coverage at an acceptable cost in the past, we cannot assure you that Porex will continue to be able to obtain adequate insurance coverage at an acceptable cost.

In most instances, Porex has indemnity arrangements with its manufacturing customers. These indemnity arrangements generally provide that these customers would indemnify Porex from liabilities that may arise from the sale of their products that incorporate Porex components to, or the use of such products by, end-users. While Porex generally seeks contractual indemnification from its customers, any such indemnification is limited, as a practical matter, to the creditworthiness of the indemnifying party. If Porex does not have adequate contractual indemnification available, product liability claims, to the extent not covered by insurance, could have a material adverse effect on its business and its financial results.

Porex’s manufacturing and marketing of medical devices is subject to extensive regulation by the FDA and its failure to meet regulatory requirements could require it to pay fines, incur other costs or close facilities

Porex’s Surgical Products Group manufactures and markets medical devices, such as reconstructive and aesthetic surgical implants used in craniofacial applications and post-surgical drains. In addition, Porex manufactures and markets blood serum filters as a medical device for use in laboratory applications. These products are subject to extensive regulation by the FDA under the FDC Act. The FDA’s regulations govern, among other things, product development, testing, manufacturing, labeling, storage, premarket clearance (referred to as 510(k) clearance), premarket approval (referred to as PMA approval), advertising and promotion, and sales and distribution. In addition, the Porex facilities and manufacturing techniques used for manufacturing medical devices generally must conform to standards that are established by the FDA and other government agencies, including those of European and other foreign governments. These regulatory agencies may conduct periodic audits or inspections of such facilities or processes to monitor Porex’s compliance with applicable regulatory standards. If the FDA finds that Porex has failed to comply with applicable regulations, the agency can institute a wide variety of enforcement actions, including: warning letters or untitled letters; fines and civil penalties; unanticipated expenditures to address or defend such actions; delays in clearing or approving, or refusal to clear or approve, products; withdrawal or suspension of approval of products; product recall or seizure; orders for physician notification or device repair, replacement or refund; interruption of production; operating restrictions; injunctions; and criminal prosecution. Any adverse action by an applicable regulatory agency could impair Porex’s ability to produce its medical device products in a cost-effective and timely manner in order to meet customer demands. Porex may also be required to bear other costs or take other actions that may have a negative impact on its future sales of such products and its ability to generate profits.

Some of the companies to which Porex supplies its products are subject to extensive regulation by the FDA and their failure to meet regulatory requirements could adversely affect Porex’s business

Some of Porex’s customers are medical device manufacturers that use Porex products to make finished medical devices of their own. Those customers are subject to extensive regulation by the FDA and/or equivalent foreign regulatory authorities. Those regulatory agencies may conduct periodic audits or inspections of their facilities to monitor their compliance with applicable regulatory standards. If the FDA finds that a Porex customer’s facility has failed to comply with applicable regulations, the agency can institute, against such customer, any of the enforcement actions identified in the risk factor directly above regarding regulation of Porex. Any adverse action by an applicable regulatory agency could impair the customers’ ability to produce products and thus could decrease demand for Porex’s products or require Porex to bear additional costs.

In addition, modifications to Porex’s customers’ products may require new regulatory approvals or clearances, including 510(k) clearances or premarket approvals, or require them to recall or cease marketing the modified devices until these clearances or approvals are obtained. The FDA may not approve or clear these product modifications for the indications that are necessary or desirable for successful commercialization. Indeed, the FDA may refuse Porex’s customers’ requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products. Failure of such customers to receive clearance or approval for new or modified products could reduce or delay their purchases of Porex’s products.

Economic, political and other risks associated with Porex’s international sales and geographically diverse operations could adversely affect Porex’s operations and financial results

Since Porex sells its products worldwide, its business is subject to risks associated with doing business internationally. In addition, Porex has manufacturing facilities in the United Kingdom, Germany and Malaysia. Accordingly, Porex’s operations and financial results could be harmed by a variety of factors, including:

•	changes in foreign currency exchange rates;

•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets;

•	trade protection measures and import or export licensing requirements;

•	changes in tax laws;

•	differing protection of intellectual property rights in different countries; and

•	changes in regulatory requirements.

Environmental regulation could adversely affect Porex’s business

Porex is subject to foreign and domestic environmental laws and regulations and is subject to scheduled and random checks by environmental authorities. Porex’s business involves the handling, storage and disposal of materials that are classified as hazardous. Although Porex’s safety procedures for handling, storage and disposal of these materials are designed to comply with the standards prescribed by applicable laws and regulations, Porex may be held liable for any environmental damages that result from Porex’s operations. Porex may be required to pay fines, remediation costs and damages, which could have a material adverse effect on its results of operations.

Other Risks Related to HLTH

The following risks related to HLTH currently affect only holders of HLTH Common Stock. These risks would, following the closing of the merger, apply to all holders of WebMD Common Stock (including both those who held WebMD Class A Common Stock prior to the merger and those who held HLTH Common Stock prior to the merger).

The ongoing investigations of HLTH by the United States Attorney for the District of South Carolina and the SEC could negatively impact the combined company after the merger and divert management attention from business operations

The United States Attorney for the District of South Carolina is conducting an investigation of our company. Based on the information available to HLTH as of the date of this joint proxy statement/prospectus, we believe that the investigation relates principally to issues of financial accounting improprieties for Medical Manager Corporation, a predecessor of HLTH (by its merger into HLTH in September 2000), and Medical Manager Health Systems, a former subsidiary of HLTH; however, we cannot be sure of the investigation’s exact scope or how long it may continue. In addition, HLTH understands that the SEC is conducting a formal investigation into this matter. Adverse developments in connection with the investigations, if any, including as a result of matters that the authorities or HLTH may discover, could have a negative impact on our company and on how it is perceived by investors and potential investors and customers and potential customers. In addition, the management effort and attention required to respond to the investigations and any such developments could have a negative impact on our business operations.

HLTH intends to continue to fully cooperate with the authorities in this matter. We believe that the amount of the expenses that we will incur in connection with the investigations will continue to be significant and we are not able to determine, at this time, what portion of those amounts may ultimately be covered by insurance or may ultimately be repaid to us by individuals to whom we are advancing amounts for their defense costs. In connection with the sale of Emdeon Practice Services to Sage Software, we have agreed to indemnify Sage Software with respect to this matter.

Negative conditions in the market for certain auction rate securities may result in HLTH incurring a loss on such investments

As of June 30, 2009, HLTH had a total of approximately $353.9 million (face value) of investments in certain auction rate securities (ARS), of which approximately $163.9 million (face value) is attributable to WebMD. Those ARS had a book value of $270.7 million as of June 30, 2009, of which $126.3 million is attributable to WebMD. The types of ARS investments that HLTH owns are backed by student loans, 97% of which are guaranteed under the Federal Family Education Loan Program (FFELP), and all had credit ratings of AAA or Aaa when purchased. HLTH and its subsidiaries do not own any other type of ARS investments.

Since February 2008, negative conditions in the regularly held auctions for these securities have prevented holders from being able to liquidate their holdings through that type of sale. In the event HLTH needs to or wants to sell its ARS investments, it may not be able to do so until a future auction on these types of investments is successful or until a buyer is found outside the auction process. If potential buyers are unwilling to purchase the investments at their carrying amount, HLTH would incur a loss on any such sales. In addition, the credit ratings on some of the ARS investments in our portfolio have been downgraded, and there may be additional such rating downgrades in the future. If uncertainties in the credit and capital markets continue, these markets deteriorate further or ARS investments in our portfolio experience additional credit rating downgrades, there could be further fair value adjustments or other-than-temporary impairments in the carrying value of our ARS investments.

Risks Related to HLTH’s Control of, and Existing Relationships with, WebMD

The following risks currently affect holders of WebMD Class A Common Stock. These risks would, following the closing of the merger, cease to apply because HLTH would be merged into WebMD and would no longer control it.

The concentrated ownership of WebMD Common Stock by HLTH and certain corporate governance arrangements prevent WebMD’s other stockholders from influencing significant corporate decisions

WebMD currently has two classes of Common Stock:

•	Class A Common Stock, which entitles the holder to one vote per share on all matters submitted to stockholders; and

•	Class B Common Stock, which entitles the holder to five votes per share on all matters submitted to stockholders.

HLTH owns 100% of WebMD Class B Common Stock, which represents approximately 83.2% of WebMD outstanding Common Stock. These Class B shares collectively represent approximately 96% of the combined voting power of WebMD outstanding Common Stock. Given its ownership interest, HLTH is able to control the outcome of all matters submitted to WebMD stockholders for approval, including the election of directors and the merger (which HLTH has agreed, in the merger agreement, to vote to approve), but not including any amendment to the Restated Certificate of Incorporation of WebMD, including by merger, consolidation or otherwise, if such amendment would adversely affect the rights, powers or preferences of the WebMD Class A Common Stock. Accordingly, except as specifically provided in the merger agreement, either in its capacity as a stockholder or through its control of the WebMD Board of Directors, HLTH is able to control all key decisions regarding WebMD, including mergers or other business combinations and acquisitions, dispositions of assets, future issuances of WebMD Common Stock or other securities, the incurrence of debt by WebMD, the payment of dividends on WebMD Common Stock (including the frequency and the amount of dividends that would be payable on WebMD Common Stock, a substantial majority of which HLTH owns) and amendments to WebMD’s certificate of incorporation (other than amendments that would adversely affect the rights, powers and preferences of the WebMD Class A Common Stock) and bylaws. Further, as long as HLTH and its subsidiaries (excluding WebMD and its subsidiaries) continue to beneficially own shares representing at least a majority of the votes entitled to be cast by the holders of WebMD outstanding voting stock, it may take actions required to be taken at a meeting of stockholders without a meeting or a vote and without prior notice to holders of WebMD Class A Common Stock. In addition, HLTH’s controlling interest may discourage a change of control that the holders of WebMD Class A Common Stock may favor. Any of these provisions could be used by HLTH for its own advantage to the detriment of WebMD and its other stockholders. This in turn may have an adverse effect on the market price of WebMD Class A Common Stock.

In the merger, the certificate of incorporation of WebMD will be amended and restated to eliminate the dual class structure of the Common Stock and to increase the maximum number of shares of Common Stock having a par value of $.01 per share from 500,000,000 shares to 650,000,000 shares. As a result of the merger, existing shares of WebMD’s Class B Common Stock will be canceled. Existing shares of WebMD’s Class A Common Stock will remain outstanding as shares of WebMD Common Stock. After the merger, WebMD Common Stock will continue to be quoted on the Nasdaq Global Select Market under the symbol “WBMD.”

The interests of HLTH may conflict with the interests of WebMD’s other stockholders

WebMD cannot assure you that the interests of HLTH will coincide with the interests of the holders of WebMD Class A Common Stock. For example, except as specifically provided in the merger agreement, HLTH could cause WebMD to make acquisitions that increase the amount of WebMD’s indebtedness or outstanding shares of Common Stock or sell revenue-generating assets. Also, HLTH or its directors and officers may allocate to HLTH or its other affiliates corporate opportunities that could have been directed to

WebMD. So long as HLTH continues to own shares of WebMD Common Stock with significant voting power, HLTH will continue to be able to strongly influence or effectively control WebMD’s decisions.

Some of WebMD’s directors, officers and employees may have potential conflicts of interest as a result of having positions with or owning equity interests in HLTH

Martin J. Wygod, in addition to being Chairman of the Board of WebMD, is Chairman of the Board and Acting Chief Executive Officer of HLTH. Some of WebMD’s other directors, officers and employees also serve as directors, officers or employees of HLTH. In addition, some of WebMD’s directors, officers and employees own shares of HLTH’s Common Stock. Furthermore, because WebMD’s officers and employees have participated in HLTH’s equity compensation plans and because service at WebMD will, so long as it is a majority-owned subsidiary of HLTH, qualify those persons for continued participation and continued vesting of equity awards under HLTH’s equity plans, many of WebMD’s officers and employees and some of its directors hold, and may continue to hold, options to purchase HLTH’s Common Stock and shares of HLTH’s restricted stock.

These arrangements and ownership interests or cash- or equity-based awards could create, or appear to create, potential conflicts of interest when WebMD’s directors or officers who own HLTH’s stock or stock options or who participate in HLTH’s benefit plans are faced with decisions that could have different implications for HLTH than they do for WebMD. WebMD cannot assure you that the provisions in WebMD’s restated certificate of incorporation will adequately address potential conflicts of interest or that potential conflicts of interest will be resolved in WebMD’s favor.

Provisions in WebMD’s organizational documents and Delaware law may inhibit a takeover, which could adversely affect the value of WebMD Class A Common Stock

WebMD’s certificate of incorporation and bylaws, as well as Delaware corporate law, contain provisions that could delay or prevent a change of control or changes in management and the Board of Directors that holders of WebMD Class A Common Stock might consider favorable and may prevent them from receiving a takeover premium for their shares. These provisions include, for example, WebMD’s classified board structure, the disproportionate voting rights of the WebMD Class B Common Stock (relative to the WebMD Class A Common Stock) and the authorization of the Board of Directors to issue up to 50 million shares of Preferred Stock without a stockholder vote. In addition, WebMD’s Restated Certificate of Incorporation provides that after the time HLTH and its affiliates cease to own, in the aggregate, a majority of the combined voting power of WebMD’s outstanding capital stock, stockholders may not act by written consent and may not call special meetings. These provisions apply even if the offer may be considered beneficial by some of WebMD’s stockholders. If a change of control or change in management is delayed or prevented, the market price of WebMD Class A Common Stock could decline.

In the merger, the certificate of incorporation of WebMD will be amended and restated, which we refer to as the Amended WebMD Charter, to eliminate the dual class structure of WebMD’s Common Stock. The Amended WebMD Charter will continue to provide that WebMD shall have a classified board structure and that stockholders may not act by written consent or call a special meeting.

THE MERGER

Background of the Merger

In 2007, HLTH’s Board of Directors initiated a process of considering various strategic alternatives to enhance shareholder value. Because it believed that the primary reason of many of the holders of HLTH Common Stock for owning those shares was HLTH’s controlling interest in WebMD, the HLTH board eventually chose to focus on a transaction structure that would allow the HLTH stockholders to directly participate in the ownership of WebMD, while also reducing the capitalization of WebMD and unlocking the value of certain other non-core assets HLTH held at the time.

On February 20, 2008, HLTH and WebMD entered into a merger agreement (which we refer to as the 2008 Merger Agreement), pursuant to which HLTH would merge into WebMD (which we refer to as the Proposed 2008 Merger), with WebMD continuing as the surviving corporation. Pursuant to the Proposed 2008 Merger, each share of HLTH Common Stock would be converted into a combination of WebMD Common Stock and cash (and, in certain circumstances, a portion of the cash would be replaced by notes to be issued by WebMD).

The 2008 Merger Agreement resulted from extensive negotiations from October 2007 to February 2008 between HLTH and a special committee of the Board of Directors of WebMD (which we refer to as the 2008 Special Committee) and comprehensive due diligence by the 2008 Special Committee and its advisors with respect to HLTH. The 2008 Special Committee consisted of Stanley S. Trotman, Jr. and Jerome Keller, two independent members of the WebMD Board of Directors who were not on the HLTH Board of Directors, with Mr. Trotman appointed as its Chairman.

In connection with the Proposed 2008 Merger, HLTH retained O’Melveny & Myers LLP as outside counsel to HLTH and Raymond James & Associates, Inc. (which we refer to as Raymond James) to serve as its financial advisor. Raymond James is a nationally recognized investment banking services firm that regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, and similar transactions.

The 2008 Special Committee conducted a process of selecting independent legal and financial advisors, through which it retained Cahill Gordon & Reindel LLP (which we refer to as Cahill) to serve as its legal counsel, Abrams & Laster LLP (which we refer to as Abrams & Laster) to serve as its special Delaware counsel and Morgan Joseph & Co. Inc. (which we refer to as Morgan Joseph) to serve as its financial advisor with respect to the Proposed 2008 Merger. Morgan Joseph is a full service investment banking firm dedicated to serving middle market companies, with expertise in providing mergers and acquisitions advice, restructuring advice, private placements and public offering of debt and equity.

On August 26, 2008, in connection with the Proposed 2008 Merger, WebMD filed a joint proxy statement/prospectus on Form S-4 with the SEC. On October 14, 2008, WebMD filed an amended joint proxy statement/prospectus with the SEC. A further description of the background of the Proposed 2008 Merger can be found in that joint proxy statement/prospectus, as amended.

On October 19, 2008, pursuant to the terms of a termination agreement (which we refer to as the Termination Agreement), HLTH and WebMD mutually agreed, in light of the turmoil in financial markets and the decline in the price of both HLTH Common Stock and WebMD Common Stock, to terminate the 2008 Merger Agreement. The Termination Agreement was unanimously approved by the 2008 Special Committee and by the boards of directors of WebMD and HLTH. The boards of directors concluded that, by terminating the 2008 Merger Agreement, HLTH and WebMD would retain financial flexibility and be in a position to pursue potential acquisition opportunities expected to be available to companies with significant cash resources in a period of financial market uncertainty. See “Certain Relationships and Related Transactions of HLTH — Termination Agreement.”

In May 2009, representatives of HLTH met telephonically with representatives of WebMD and a member of the WebMD Board of Directors who had served on the 2008 Special Committee. During this call, HLTH informed WebMD of its interest in exploring the possibility of a potential transaction involving the combination of HLTH and WebMD into one company. Representatives of HLTH discussed a transaction that would take the form of an all-stock, tax-free direct merger of HLTH and WebMD, with WebMD surviving the merger. Further, representatives of HLTH discussed the key goals for such a transaction, which included, among other things, allowing HLTH’s stockholders to participate more directly in the ownership of WebMD commensurately with HLTH’s ownership interest in WebMD prior to the merger and reducing the expenses associated with maintaining two separate public companies, while eliminating HLTH’s controlling interest in WebMD and enhancing the liquidity of WebMD Common Stock. HLTH indicated that it was interested in negotiating terms for such a transaction that would be fair to HLTH and its stockholders and also fair to WebMD Class A Common stockholders.

On May 21, 2009, the WebMD Board of Directors met telephonically. At this meeting, the WebMD Board of Directors discussed the conversation among representatives of HLTH, WebMD and the WebMD Board of Directors regarding a potential merger between HLTH and WebMD. Following that discussion, the WebMD Board of Directors formed a special committee (which we refer to as the WebMD Special Committee) consisting of Mr. Keller and Mr. Trotman, the two directors who served on the 2008 Special Committee, each of whom is an independent member of the WebMD Board of Directors and is not on the HLTH Board of Directors, to consider a potential transaction with HLTH. The WebMD Special Committee was vested with the power to, among other things, retain independent legal and financial advisors and to review and negotiate the terms and conditions of a potential transaction with HLTH on behalf of the holders of WebMD Common Stock other than HLTH and the officers and directors of HLTH, WebMD and their respective affiliates (who we refer to as the unaffiliated WebMD stockholders). The WebMD Board of Directors also directed WebMD’s management to fully support and cooperate with the WebMD Special Committee. The WebMD Special Committee appointed Mr. Trotman as its Chairman.

On May 21, 2009, HLTH retained Shearman & Sterling LLP (which we refer to as Shearman) as outside counsel to HLTH to advise it in connection with its discussions with WebMD regarding a potential transaction.

On May 28, 2009, representatives of HLTH contacted representatives of Raymond James to advise Raymond James that the WebMD Special Committee had been formed and that, based on the terms of the engagement letter between HLTH and Raymond James for the Proposed 2008 Merger, HLTH’s retention of Raymond James as a financial advisor continued to apply. From May 28, 2009 through delivery of its fairness opinion on June 17, 2009, Raymond James, pursuant to oral and written communications, requested and received from HLTH updated due diligence information, schedules and analyses. Raymond James also requested and received copies of the information supplied by HLTH and WebMD to the WebMD Special Committee.

During the week of May 25, 2009, the WebMD Special Committee selected independent legal and financial advisors. Based, among other reasons, on their familiarity with the issues that would be involved in a potential merger between HLTH and WebMD from their previous experience in representing the 2008 Special Committee, the WebMD Special Committee retained Cahill to serve as its legal counsel, Abrams & Laster to serve as its special Delaware counsel and Morgan Joseph to serve as its financial advisor.

During the week of May 25, 2009, the WebMD Special Committee and its representatives and representatives of the WebMD senior management team met telephonically on various occasions to discuss the due diligence review that would be required in connection with a possible transaction.

On June 2, 2009, representatives of Morgan Joseph provided a written due diligence request list to HLTH setting forth specific requests for information concerning the finances, business and operations of HLTH and WebMD and HLTH’s ongoing efforts to sell Porex.

During the first week of June 2009, Cahill and Morgan Joseph, with the cooperation of HLTH representatives, conducted a significant portion of the due diligence required for the WebMD Special Committee to evaluate a new merger proposal, including confirming and updating the due diligence that was conducted in connection with the Proposed 2008 Merger. Contacts between representatives and advisors of HLTH regarding such investigation continued throughout the period in which discussions regarding a potential merger were being held between HLTH and the WebMD Special Committee and involved representatives of HLTH, WebMD and their respective advisors.

On June 9, 2009, the HLTH Board of Directors met telephonically. Also in attendance were representatives of the senior management team of HLTH and representatives of Shearman and Raymond James. At this meeting, representatives of HLTH’s senior management team updated the HLTH Board of Directors on the status of the discussions with WebMD regarding the proposed merger. Also at this meeting, representatives of HLTH management advised the Board that HLTH management was considering the following structure for a potential transaction between HLTH and WebMD:

•	a direct merger of HLTH into WebMD, with WebMD being the surviving corporation;

•	in the merger, HLTH Common Stock would be converted into WebMD Common Stock based upon a fixed exchange ratio; and

•	WebMD stockholders, other than HLTH, would continue to own their shares of WebMD Common Stock following the merger and WebMD’s dual class stock structure would be eliminated.

Upon completion of the transaction, WebMD would assume HLTH’s outstanding options and convertible notes, with customary adjustments to reflect the effect of the exchange ratio in the proposed merger.

The representatives of HLTH management indicated that it was HLTH’s goal to propose a transaction that would be fair to both HLTH stockholders and to the holders of WebMD Class A Common Stock. They then described certain of the objectives and benefits of such a transaction to stockholders of HLTH, including the following:

•	allowing HLTH stockholders to have direct ownership in WebMD in an amount commensurate with their ownership interest in WebMD prior to the merger through a tax-free transaction;

•	eliminating inefficiencies associated with having two separate public companies and managing intercompany affairs; and

•	increasing WebMD’s ability to raise capital, to obtain financing and to use its equity securities to make acquisitions;

They noted that the last point would also benefit holders of WebMD Class A Common Stock and that there would be other benefits to holders of WebMD Class A Common Stock, including:

•	increasing the public float and liquidity of WebMD shares; and

•	eliminating the controlling block of WebMD shares held by HLTH.

HLTH management indicated that it expected to propose to the WebMD Special Committee a transaction having the structure described above and an exchange ratio that would reflect HLTH’s existing ownership interest in WebMD, increased by an amount to reflect HLTH’s views regarding the net assets of HLTH (other than its ownership interest in WebMD) that would be acquired by WebMD in the merger. The HLTH Board of Directors was not asked to approve specific terms for such a transaction at that time, but did direct HLTH management to negotiate with the WebMD Special Committee regarding a proposed transaction having the structure discussed at this meeting.

On June 11, 2009, representatives of HLTH and its financial and legal advisors met telephonically with the WebMD Special Committee and its financial and legal advisors as well as representatives of WebMD management. During this call, representatives of HLTH management outlined HLTH’s proposed terms for the merger. Under HLTH’s proposal, HLTH would be merged with and into WebMD in a tax-free transaction in which each share of HLTH Common Stock would be converted into 0.4507 shares of WebMD Common Stock. The proposed 0.4507 exchange ratio was equal to the sum of 0.4444, which was the per-HLTH-share amount of the WebMD Common Stock owned by HLTH, plus 0.0063 (which we refer to as the Incremental Exchange Ratio), which represented the value of the net assets (other than HLTH’s ownership of WebMD) that would be acquired by WebMD in the merger attributable to the holders of WebMD Common Stock other than HLTH.

Immediately following the telephone conference, Shearman, on behalf of HLTH, delivered a term sheet to the WebMD Special Committee and its legal and financial advisors summarizing HLTH’s proposed terms of the merger between HLTH and WebMD. Later that day, Shearman, on behalf of HLTH, delivered a draft of the merger agreement for the proposed merger between HLTH and WebMD to the WebMD Special Committee and its legal and financial advisors for their review and consideration. Except as required to reflect the financial terms contained in the term sheet, the draft merger agreement prepared by HLTH was based on the 2008 Merger Agreement, containing similar representations, warranties, covenants and other terms and conditions.

On June 12, 2009, the Board of Directors of HLTH met telephonically to receive a status update from HLTH management and its legal and financial advisors about the proposed merger. At that meeting, HLTH management reported on the meeting of June 11, 2009 and discussed the expected next steps for the proposed merger.

On June 12, 2009, the WebMD Special Committee met telephonically with Cahill, Abrams & Laster and Morgan Joseph to discuss HLTH’s proposal. Among the topics discussed were the incremental assets to be received by WebMD in the merger, consisting of HLTH’s cash and investments (including ARS), its NOL carryforwards and Porex, and the incremental liabilities WebMD would assume, consisting of HLTH’s convertible notes, certain tax liabilities, contingent liabilities and severance costs and other expenses relating to the transaction. The WebMD Special Committee also discussed HLTH’s ongoing efforts to sell Porex and matters relating to the valuation of the ARS. The WebMD Special Committee’s advisors said they were continuing their due diligence and analysis and would be in a position to report their conclusions the following week. In the days thereafter, the WebMD Special Committee’s advisors finalized their due diligence.

Throughout the week of June 15, 2009, representatives of HLTH, the WebMD Special Committee, Shearman and Cahill had telephonic conferences to discuss the terms of the proposed merger agreement and related documentation. In connection with these discussions, the parties exchanged multiple drafts of the proposed merger agreement and related documentation. Each of HLTH’s and WebMD’s senior management teams met regularly with their respective advisors to receive an update on the status of the negotiations, review issues and concerns that arose during negotiations and provide direction and instruction to their advisors.

On the afternoon of June 17, 2009, the WebMD Special Committee met telephonically with Cahill and Morgan Joseph to discuss HLTH’s proposal. Morgan Joseph reviewed its analysis of the incremental assets and liabilities to be assumed by WebMD in the merger and Cahill described the terms of the draft merger agreement. Among the topics discussed were the benefit of removing WebMD’s controlling stockholder, which would allow the unaffiliated WebMD stockholders to participate in any future control premium for WebMD, the risks associated with acquiring Porex in the merger, the potential dilutive effect of the merger on WebMD’s earnings and EBITDA and the potential dilution of the ownership of the unaffiliated WebMD stockholders from WebMD’s assumption of HLTH’s options and convertible notes. At the conclusion of the meeting, the WebMD Special Committee authorized Cahill to communicate a counter-proposal to HLTH which included, among other things, the elimination of the Incremental Exchange Ratio and a condition that the merger be approved by a majority of the unaffiliated WebMD stockholders.

Immediately following the meeting, Cahill, on behalf of the WebMD Special Committee, delivered the WebMD Special Committee’s counter-proposal to HLTH and its advisors.

Later that day, in response to the WebMD Special Committee’s counter-proposal, HLTH met telephonically with its legal and financial advisors.

On the evening of June 17, 2009, HLTH and its legal and financial advisors met telephonically with the WebMD Special Committee and its legal and financial advisors. HLTH stated that it would be willing to proceed with the merger without an Incremental Exchange Ratio and to instead use a fixed exchange ratio of 0.4444 shares of WebMD Common Stock for each share of HLTH Common Stock, but that it would not be willing to proceed with a transaction conditioned on approval by a majority of unaffiliated WebMD stockholders because, in light of the small public float of WebMD’s Class A Common Stock, the requirement for such a vote could permit the holders of a relatively small number of shares to block the merger. Following these meetings, representatives of HLTH contacted Cahill to discuss a proposed resolution of the remaining open issues under the draft merger agreement.

After receiving HLTH’s counter-proposal, the WebMD Special Committee met telephonically with its advisors to discuss HLTH’s proposal and determined, in light of the benefits of the transaction and concessions that HLTH had agreed to on the other issues, to move forward with the merger on the basis proposed by HLTH. The WebMD Special Committee then instructed Cahill to communicate to Shearman that the WebMD Special Committee had accepted HLTH’s latest proposal and instructed Morgan Joseph to prepare its fairness opinion with respect to the merger consideration to be paid in the merger based upon the agreed terms.

On the evening of June 17, 2009, the HLTH Board of Directors met telephonically. Representatives of Shearman and Raymond James and HLTH’s senior management team also participated in this meeting. Representatives of HLTH’s senior management team updated the HLTH Board of Directors on negotiations with WebMD since the previous meeting. Representatives of Shearman reviewed the fiduciary duties of the directors in connection with the HLTH Board of Directors’ consideration of the proposed merger with WebMD and described the principal terms of the proposed merger agreement and related transactions. Representatives of Raymond James made a presentation regarding the financial analysis it had performed in respect of HLTH and WebMD, and described the fairness opinion it was prepared to deliver to the HLTH Board of Directors if requested. Extended discussion followed among the directors and their advisors, with numerous questions addressed by the HLTH Board of Directors regarding the draft merger agreement, the terms of the proposed transaction and the process between the signing of definitive agreements and the closing of the transaction. Following these discussions, Raymond James delivered an oral opinion, confirmed by a subsequent written opinion dated June 17, 2009, that the exchange ratio contemplated by the merger agreement would be fair to holders of HLTH Common Stock from a financial point of view, subject to the assumptions, qualifications and limitations contained in its written opinion. After considering both factors supporting the proposed merger and factors weighing against it (as more fully described below under “— HLTH’s Purposes and Reasons for the Merger), the members of the HLTH Board of Directors then unanimously:

•	determined that the terms of the merger agreement and the proposed transaction were substantively and procedurally fair to, and in the best interests of, HLTH and the holders of HLTH Common Stock, as well as being substantively and procedurally fair to the holders of WebMD Class A Common Stock;

•	declared the merger agreement advisable, approved and adopted the merger agreement and authorized and approved the proposed merger; and

•	recommended that holders of HLTH Common Stock approve and adopt the merger agreement and approve the proposed merger.

Also on the evening of June 17, 2009, the WebMD Special Committee met telephonically with its advisors. Representatives of Morgan Joseph reviewed with the members of the WebMD Special Committee their presentation and valuation analysis, copies of which had been previously provided to them, and delivered Morgan Joseph’s opinion, subject to the assumptions, qualifications and limitations contained therein, that the consideration to be paid to the stockholders of HLTH in the proposed transaction was fair, from a financial point of view, to unaffiliated WebMD stockholders. Representatives of Cahill then reviewed the merger agreement with the members of the WebMD Special Committee. After considering the factors weighing in favor or against the proposed transaction, including certain intangible benefits beyond the scope of Morgan Joseph’s valuation analysis, the members of the WebMD Special Committee concluded that, on balance, they favored the proposed transaction. For a discussion of the factors considered, see “— WebMD’s Purposes and Reasons for the Merger.” At the end of the meeting, the WebMD Special Committee unanimously:

•	determined that the terms of the merger agreement and the proposed transaction were substantively and procedurally fair to, and in the best interests of, WebMD and unaffiliated WebMD stockholders;

•	approved the merger agreement and the proposed merger;

•	recommended that the WebMD Board of Directors approve the merger agreement and the proposed merger; and

•	recommended that the stockholders of WebMD adopt the merger agreement and approve the proposed merger.

Shortly after the WebMD Special Committee meeting, a telephonic meeting of the WebMD Board of Directors was held to consider the proposed transaction. At that meeting, the WebMD Special Committee summarized for the WebMD Board of Directors the work it and its advisors had done regarding the transaction. The WebMD Special Committee informed the WebMD Board of Directors of the opinion it had received from Morgan Joseph and the conclusions and recommendations of the WebMD Special Committee regarding the transaction, as described above. Based on the recommendation of the WebMD Special Committee, the WebMD Board of Directors unanimously:

•	determined that the terms of the merger agreement and the proposed transaction were substantively and procedurally fair to, and in the best interests of, WebMD and unaffiliated WebMD stockholders;

•	declared the merger agreement advisable, approved and adopted the merger agreement and authorized and approved the proposed merger; and

•	recommended that holders of WebMD Class A Common Stock approve and adopt the merger agreement and approve the proposed merger.

Following the approval by the boards of directors of WebMD and HLTH, the merger agreement was executed and delivered by the respective parties on the evening of June 17, 2009 and the transaction was publicly announced prior to the opening of the financial markets on June 18, 2009.

HLTH’s Purposes and Reasons for the Merger

As discussed above in “— Background of the Merger,” the HLTH Board of Directors proposed the merger with WebMD to simplify the corporate structure of the two companies, in a transaction that would be fair to both the stockholders of HLTH and the holders of Class A Common Stock of WebMD. The HLTH Board believed that there were no longer any significant advantages in maintaining a separate public company above WebMD, since HLTH’s only remaining other business is Porex, which it is in the process of divesting. In determining the fairness of the merger and unanimously approving the merger agreement and the merger, the HLTH Board of Directors considered a number of factors which, in the opinion of the HLTH Board of Directors, supported the merger, including:

•	As a result of the transaction, HLTH stockholders would have direct ownership of shares of WebMD, with the exchange ratio of 0.4444 resulting in the ownership stake of HLTH stockholders in the combined company being, in the aggregate, substantially the same as HLTH’s ownership interest in WebMD prior to the merger, after taking into consideration dilution from certain outstanding options and shares of restricted stock.

•	The expectation that the WebMD Common Stock would be received by the HLTH stockholders on a tax-free basis.

•	WebMD Common Stock as the merger consideration enables HLTH stockholders to continue to benefit from future growth in WebMD’s businesses, as well as from any increase in the value of the net assets of HLTH, other than its ownership interest in WebMD, which will be owned by the combined company following the merger.

•	The WebMD Common Stock to be received by the HLTH stockholders is expected to have similar liquidity to existing HLTH Common Stock and greater liquidity than WebMD Class A Common Stock has prior to the merger.

•	The expectation that the merger would increase WebMD’s ability to raise capital and obtain financing.

•	The merger will eliminate inefficiencies associated with:

•	managing intercompany affairs between HLTH and WebMD; and

•	having two separate public companies, with separate shareholder bases;

although, in compliance with applicable financial reporting standards, such efficiencies will not be reflected in the pro forma financial statements included in this joint proxy statement/prospectus.

•	In connection with the sale of Porex and the merger, corporate overhead would be reduced to reflect the size required to service the surviving company’s operations and to reflect the elimination of one of the two public companies currently being maintained.

•	The high likelihood of closing the proposed transaction.

•	The financial presentation of Raymond James to the HLTH Board of Directors on June 17, 2009, including Raymond James’s opinion as to the fairness, from a financial point of view, of the exchange ratio for the proposed merger, subject to the assumptions, qualifications and limitations contained in its written opinion. Raymond James’s opinion is described under the heading “— Opinion of HLTH’s Financial Advisor, Raymond James & Associates, Inc.”

The HLTH Board of Directors also considered a variety of risks and other potentially negative factors concerning the merger. The material risks and potentially negative factors considered by the HLTH Board of Directors were as follows:

•	The consummation of the merger would result in the elimination of the opportunity to receive, through a sale to a third party, a control premium on HLTH’s interest in WebMD that would not be shared with the unaffiliated WebMD stockholders.

•	The fact that holders of WebMD Class A Common Stock will have the benefit of the combined company receiving the net assets of HLTH, other than its ownership interest in WebMD, the value of which may increase following the merger, a portion of which would then be shared with the holders of WebMD Class A Common Stock.

•	While HLTH expects to complete the merger, there can be no assurances that all conditions to the parties’ obligations to complete the merger agreement will be satisfied and, as a result, the merger may not be completed. In addition, if the merger is not completed, HLTH would pay the expenses of both parties.

•	The fact that certain of HLTH’s directors and executive officers have interests in connection with the merger that are different from, or in addition to, the interests of HLTH’s stockholders generally (for further information, see “— Interests of Certain Persons in the Merger”).

•	The restrictions on the conduct of HLTH’s business prior to completion of the merger, requiring HLTH to conduct its business only in the ordinary course, subject to specific limitations, which may delay or prevent HLTH from undertaking business opportunities that may arise pending completion of the merger.

•	The substantial costs to be incurred in connection with the merger, including the transaction expenses arising from the merger, as well as certain severance payments that may be required to be made to officers and other employees of HLTH.

•	Each of the factors described above in “Risk Factors — Risks Related to the Merger for Holders of HLTH Common Stock.”

The HLTH Board of Directors concluded, however, that these risks and potentially negative factors were outweighed by the potential benefits of the merger.

The foregoing discussion of the information and factors considered and given weight by the HLTH board in connection with the fairness of the merger to the stockholders of HLTH is not intended to be exhaustive but is believed to include all material factors considered by the HLTH board. The HLTH board did not find it practicable to assign, and did not assign, relative weights to the individual factors considered in reaching its conclusions as to the fairness of the proposed merger to the HLTH stockholders. Rather, its fairness determination was made after consideration of all of the foregoing factors as a whole.

Recommendation of the HLTH Board of Directors

On June 17, 2009, the HLTH Board of Directors, after carefully considering the factors described above, including the fairness opinion of Raymond James to the HLTH Board of Directors, unanimously determined that the merger is advisable, procedurally and substantively fair to and in the best interests of HLTH and its stockholders and approved the merger, the merger agreement and each of the transactions contemplated thereby, including the submission of the merger agreement to the HLTH stockholders for adoption.

WebMD’s Purposes and Reasons for the Merger

Because a transaction involving the combination of HLTH and WebMD would have the effect of eliminating HLTH’s controlling interest in WebMD and enhance the liquidity of WebMD Common Stock by significantly increasing the public float, the WebMD Board of Directors determined to evaluate any proposal for such a transaction and appointed a special committee of independent directors to negotiate the terms of and recommend the approval of any potential transaction. Following such negotiations, the WebMD Special Committee and the WebMD Board of Directors concluded that the transaction was in the best interests of WebMD and the unaffiliated WebMD stockholders. In determining the fairness of the merger and unanimously recommending approval of the merger agreement and the merger to the WebMD Board of Directors, the WebMD Special Committee also considered a number of factors which, in the opinion of the members of the WebMD Special Committee, supported the WebMD Special Committee’s recommendation, including:

•	By removing HLTH as WebMD’s controlling stockholder, WebMD’s stockholders will be able to participate in any premium from a change-of-control transaction.

•	By significantly increasing its public float, the merger should enhance the liquidity of WebMD’s common stock.

•	The merger will simplify corporate ownership structure and increase transparency for investors.

•	The merger should improve how WebMD is perceived by investors and increase WebMD’s ability to raise capital and obtain financing.

•	The merger will eliminate management and board of director inefficiencies associated with managing current intercompany affairs and will allow them to devote their full attention to the growth of WebMD’s business.

•	The expectation that the merger will qualify as a reorganization for United States federal income tax purposes.

•	The fact that, under the terms of the merger agreement, WebMD (with the approval of the WebMD Special Committee) may terminate the merger agreement if the WebMD Special Committee determines in good faith, after consultation with its legal counsel, that it is required by its fiduciary duties to terminate the merger agreement in order to enter into a definitive agreement with respect to a superior proposal.

•	All expenses incurred by either party and the WebMD Special Committee in connection with the merger and any related transactions will be paid by HLTH.

The WebMD Special Committee also considered a variety of risks and other potentially negative factors concerning the merger. The material risks and potentially negative factors considered by the WebMD Special Committee were as follows:

•	By agreeing to acquire Porex in light of HLTH’s continuing efforts to sell it, WebMD is assuming the divestiture risk with respect to a non-core, slower-growth business and such divestiture will continue to require the attention of management.

•	Retaining Porex could cause WebMD to be viewed by securities analysts as no longer being a “pure play” internet company, particularly if WebMD is required to stop treating Porex as a “discontinued

operation,” which could have adverse consequences for the valuation multiple at which WebMD’s stock trades.

•	Following the merger, the ownership of the unaffiliated WebMD stockholders in WebMD will be subject to dilution from the exercise of HLTH’s stock options and convertible notes that will be assumed by WebMD.

•	The issuance of a significant amount of WebMD Common Stock into the markets, as would happen in the merger, could cause a decline in its price and the increased size of WebMD’s public float thereafter could adversely affect the price at which it trades, to the extent it has been supported by a “scarcity” premium, as some analysts have speculated.

•	Following the merger, the combined company is expected to initially have slightly higher corporate overhead expenses than WebMD currently has, which could affect the trading price of WebMD Common Stock after the merger.

•	Delays or difficulties in eliminating certain redundant costs of the two companies could reduce earnings beyond the anticipated slight increase in corporate overhead costs.

•	The closing prices of WebMD Class A Common Stock and HLTH Common Stock on June 17, 2009, the date the merger agreement was executed, were $28.21 and $11.76, respectively. The merger consideration had a value on such date of $12.54 per HLTH share, representing a premium of approximately 6.6% over the $11.76 closing price of HLTH Common Stock, which is higher than the premiums in certain other controlling-stockholder transactions.

•	WebMD stockholders will be subject to risks related to any litigation pending against HLTH.

•	The fact that certain of WebMD’s directors and executive officers have interests in connection with the merger that are different from, or in addition to, the interests of WebMD stockholders generally (for further information, see “— Interests of Certain Persons in the Merger”).

•	The restrictions on the conduct of WebMD’s business prior to completion of the merger, requiring WebMD to conduct its business only in the ordinary course, subject to specific limitations, which may delay or prevent WebMD from undertaking business opportunities that may arise pending completion of the merger.

•	The costs to be incurred by WebMD following the merger, including certain severance payments that may be required to be made to officers and other employees of HLTH.

•	The risk that anticipated cost savings and other benefits sought in the merger might not be fully realized.

•	Each of the factors described above in “Risk Factors — Risks Related to the Merger for Holders of WebMD Class A Common Stock.”

The WebMD Special Committee concluded, however, that these risks and potentially negative factors were outweighed by the potential benefits of the merger.

The foregoing discussion of the information and factors considered and given weight by the WebMD Special Committee in connection with the fairness of the merger to the stockholders of WebMD is not intended to be exhaustive but is believed to include all material factors considered by the WebMD Special Committee. The WebMD Special Committee did not find it practicable to assign, and did not assign, relative weights to the individual factors considered in reaching its conclusions as to the fairness of the proposed merger to unaffiliated WebMD stockholders. Rather, its fairness determination was made after consideration of all of the foregoing factors as a whole.

In addition to determining that the merger is advisable and in the best interests of WebMD and unaffiliated WebMD stockholders, the WebMD Special Committee determined that the transaction was procedurally and substantively fair to unaffiliated WebMD stockholders, despite the fact that a majority vote of unaffiliated WebMD stockholders is not a condition to the merger. HLTH opposed making the merger contingent on such a vote because, in light of the small public float of WebMD’s Class A Common Stock, the requirement for such a vote could permit the holders of a relatively small number of shares to block the merger. The WebMD Special Committee believes that a number of factors support the determination of procedural and substantive fairness to WebMD and unaffiliated WebMD stockholders, including the following:

•	The unanimous recommendation of the WebMD Special Committee in favor of the merger and related transactions in light of (i) the composition of the two-member non-employee WebMD Special Committee, each of whom the WebMD Board of Directors had previously determined were unaffiliated with HLTH and (ii) the review of HLTH’s business, assets, liabilities and financial condition by the WebMD Special Committee’s financial advisors.

•	The WebMD Special Committee retained its own nationally recognized legal advisor, Cahill, which the WebMD Special Committee determined had no relationship creating a potential conflict.

•	The WebMD Special Committee retained its own nationally recognized financial advisor, Morgan Joseph, which the WebMD Special Committee determined had no relationships that would compromise its independence.

•	The financial presentation of Morgan Joseph to the WebMD Special Committee on June 17, 2009 and its opinion addressed to the WebMD Special Committee that the merger consideration to be paid by WebMD to HLTH stockholders in the merger was fair, from a financial point of view, to the unaffiliated WebMD stockholders. Morgan Joseph’s opinion is described in detail under the heading “— Opinion of Financial Advisor to the WebMD Special Committee, Morgan Joseph & Co. Inc.”

•	The merger consideration and other terms and conditions of the merger agreement were the result of negotiations between HLTH and the WebMD Special Committee and their respective financial and legal advisors following thorough due diligence.

•	The WebMD Special Committee had the exclusive authority to negotiate the terms of the merger on behalf of WebMD.

•	The WebMD Special Committee had the power to reject the proposed transaction and the resolutions establishing the WebMD Special Committee provided that the WebMD Board of Directors would not approve any strategic transaction with HLTH without the prior, favorable recommendation of the WebMD Special Committee.

•	WebMD’s business, financial strength and prospects made it viable as a stand-alone entity.

•	The HLTH Board of Directors did not participate in or have any influence over the conclusion reached by the WebMD Special Committee or the negotiating positions of the WebMD Special Committee.

Recommendations of the WebMD Special Committee and the Board of Directors

The WebMD Special Committee oversaw the performance of financial and legal due diligence by its advisors and conducted an extensive review, evaluation and negotiation of the terms and conditions of the merger on behalf of WebMD. The WebMD Special Committee, after giving careful consideration to the presentation made by Morgan Joseph, determined by a unanimous vote held at a meeting on June 17, 2009, that the merger is advisable, procedurally and substantively fair to and in the best interests of WebMD and the unaffiliated WebMD stockholders.

On June 17, 2009, the WebMD Special Committee unanimously recommended to the WebMD Board of Directors that it approve the merger, the merger agreement and each of the transactions contemplated thereby. The WebMD Board of Directors adopted the conclusions and analysis of the WebMD Special Committee regarding the fairness of the transaction and, following the WebMD Special Committee’s recommendation, the WebMD board determined that the merger is advisable, procedurally and substantively fair to and in the best interests of WebMD and the unaffiliated WebMD stockholders, approved the merger, the merger agreement and each of the transactions contemplated thereby, including the issuance of the WebMD Common Stock and the submission of the merger agreement to the WebMD stockholders for adoption, and recommended that holders of WebMD Class A Common Stock approve and adopt the merger agreement and approve the proposed merger.

Opinion of HLTH’s Financial Advisor, Raymond James & Associates, Inc.

Pursuant to an engagement letter dated November 7, 2007, HLTH retained Raymond James as its financial advisor in connection with the proposed merger. At the meeting of the HLTH Board of Directors on June 17, 2009, Raymond James gave its opinion that, as of such date and based upon, and subject to, various qualifications and assumptions described with respect to its opinion, the exchange ratio for the proposed merger was fair, from a financial point of view, to the holders of HLTH Common Stock.

The full text of the written opinion of Raymond James, dated June 17, 2009, which sets forth assumptions made, matters considered, and limits on the scope of review undertaken, is attached as Annex E to this joint proxy statement/prospectus. Raymond James’s opinion, which is addressed to the HLTH Board of Directors, is directed only to the fairness, from a financial point of view, to holders of HLTH Common Stock, of the exchange ratio for the proposed merger. Raymond James expressed no opinion on the relative merits of the merger compared to any alternative that might be available to HLTH or the terms of the merger agreement. Raymond James’s opinion does not constitute a recommendation to any holder of HLTH Common Stock as to how such stockholder should vote at the HLTH Annual Meeting and does not address any other aspect of the proposed merger or any related transaction. Raymond James’s opinion does not address the fairness of the proposed merger to, or any consideration that may be received by, the holders of any other class of securities, creditors or constituencies of HLTH, or the underlying decision by HLTH or its Board of Directors to engage in the proposed merger. Raymond James expressed no opinion as to the price at which HLTH Common Stock, WebMD Common Stock, or any other securities would trade at any future time. In addition, Raymond James did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by HLTH’s officers, directors, or employees, or any class of such persons, in connection with the merger. Raymond James’s opinion was authorized for issuance by the Fairness Opinion Committee of Raymond James. Raymond James has consented to the inclusion of its written opinion and the summary of the opinion in this joint proxy statement/prospectus. In giving such consent, Raymond James does not admit that it comes within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the SEC promulgated thereunder, nor does Raymond James admit that it is an expert with respect to any part of the Registration Statement on Form S-4 of which this joint proxy statement/prospectus forms a part, within the meaning of the terms “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the SEC thereunder. The summary of the opinion of Raymond James set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Holders of HLTH Common Stock are urged to read this opinion in its entirety.

In arriving at its opinion, Raymond James, among other things:

•	reviewed the financial terms and conditions of the merger as described in a draft of the merger agreement dated June 17, 2009;

•	reviewed the audited financial statements for each of HLTH and WebMD as of and for the fiscal year ended December 31, 2008 and the unaudited financial statements for the three month period ended March 31, 2009;

•	reviewed for each of HLTH and WebMD the annual reports filed on Form 10-K for the fiscal year ended December 31, 2008 and the quarterly reports filed on Form 10-Q for the quarter ended March 31, 2009;

•	reviewed certain other publicly available information on HLTH and WebMD;

•	reviewed certain other financial data and forecasts, balance sheet estimates, and other operating information requested from and provided by HLTH and WebMD;

•	reviewed the historical stock price and trading activity for the shares of HLTH Common Stock and WebMD Class A Common Stock;

•	discussed their respective businesses, operations, historical financial results, and future prospects with certain management team members of HLTH and WebMD;

•	discussed with senior management of HLTH and WebMD certain information related to the aforementioned; and

•	considered such other quantitative and qualitative factors that it deemed to be relevant to its evaluation.

Financial forecasts and projections are subjective in many respects and reflect numerous assumptions regarding general business, economic, market and financial conditions and other matters. None of HLTH, Raymond James or any of their respective affiliates or representatives makes any representation to any person regarding the financial forecasts and projections reviewed in connection with Raymond James’s opinion. Stockholders are cautioned not to place undue reliance on the financial forecasts and projections because they are subject to a variety of risks, uncertainties, and other factors that could cause actual results to differ materially. There can be no assurance that the financial forecasts and projections will be achieved.

Raymond James did not assume responsibility for independent verification of, and did not independently verify, any information, whether publicly available or furnished to it by HLTH or any other party, including, without limitation, any financial information, forecasts, or projections considered in connection with the rendering of its opinion. For purposes of its opinion, Raymond James assumed and relied upon, with permission from the HLTH Board of Directors, the accuracy and completeness of all such information. Raymond James did not conduct a physical inspection of any of the properties or assets, and did not prepare or obtain any independent evaluation or appraisal of any of the assets (including, without limitation, HLTH’s discontinued operations and related assets, the ARS owned by each of HLTH and WebMD, or other investment securities of HLTH and WebMD) or liabilities (contingent or otherwise), of either entity. With respect to financial forecasts and estimates, along with other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James has (i) assumed, with permission from the HLTH Board of Directors, that such forecasts, estimates and other such information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management and (ii) relied upon each party to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review.

In rendering its opinion, Raymond James assumed that the merger would be consummated on the terms described in the merger agreement. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement, and that all conditions to the consummation of the merger will be satisfied without being waived. Raymond James also assumed that all material governmental, regulatory, or other consents and approvals will be obtained and that, in the course of obtaining any necessary governmental, regulatory, or other consents and approvals necessary for the consummation of the merger, as contemplated by the merger agreement, no restrictions will be imposed or amendments, modifications, or waivers made that would have any material adverse effect on HLTH or WebMD. In the capacity of rendering the opinion, Raymond James expressed no opinion regarding the structure or tax consequences of the merger agreement, or the availability or advisability of any alternatives to the merger.

Raymond James’s opinion is necessarily based on economic, market, and other conditions and the information made available to Raymond James as of June 17, 2009. It should be understood that subsequent developments could affect Raymond James’s opinion and that, despite Raymond James’s agreement under its engagement letter to deliver subsequent or bring-down fairness opinions if requested by the HLTH Board of Directors, Raymond James does not have any obligation to reaffirm its opinion.

Summary of Financial Analyses Conducted by Raymond James

The following is a summary of the material financial analyses underlying Raymond James’s opinion, dated June 17, 2009, delivered to the HLTH Board of Directors in connection with the merger at a meeting of the HLTH Board of Directors on June 17, 2009. The order of the analyses described below does not represent the relative importance or weight given to those analyses by Raymond James or by the HLTH Board of Directors. Considering such data without considering the full narrative description of the financial analyses could create a misleading or incomplete view of Raymond James’s financial analyses.

In conducting its investigation, performing its analyses, and in arriving at its opinion, Raymond James took into account such accepted financial and investment banking procedures and considerations as it deemed relevant, including the review of: (i) the current and projected financial position and results of operations of HLTH and WebMD; (ii) the historical market prices and trading activity of the HLTH Common Stock and WebMD Class A Common Stock; (iii) the historical and projected revenues, operating earnings, net income, and capitalization of WebMD and certain other publicly held companies in businesses we believe to be similar, in whole or in part, to WebMD; (iv) the discounted present value of projected future cash flows of WebMD; and (v) the general condition of the securities markets.

In arriving at its opinion, Raymond James did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

The following summarizes the material financial analyses presented by Raymond James to the HLTH Board of Directors at its meeting on June 17, 2009 and considered by Raymond James in rendering its opinion. The description below explains Raymond James’s methodology for evaluating the exchange ratio. No company or transaction used in certain of the analyses described below was deemed to be directly comparable to HLTH, WebMD, or the merger, and the summary set forth below does not purport to be a complete description of the analyses or data presented by Raymond James.

Ownership Analysis:  The merger agreement calls for each HLTH stockholder to receive 0.4444 shares of WebMD Common Stock for each share of HLTH Common Stock held. As a result of the merger, 48.1 million shares of WebMD Class B Common Stock owned by HLTH will be canceled, the division of WebMD Common Stock into classes will be eliminated, and HLTH shareholders, on a fully diluted basis using the treasury stock method to account for the impact of in-the-money options, will receive an aggregate 48.0 million shares of WebMD Common Stock. Post-merger, HLTH shareholders, on a fully diluted basis, will own approximately 79.9% of WebMD, which is substantially similar to HLTH’s pre-merger WebMD ownership of approximately 79.9%.

Historical Stock Trading Analysis:  Raymond James analyzed the performance of HLTH Common Stock between June 15, 2007 and June 17, 2009. During this period, HLTH Common Stock achieved a closing price high of $16.19 and a closing price low of $7.79. The historical stock trading analysis was presented to the Board of Directors of HLTH as background information to compare to the closing stock price of HLTH Common Stock of $11.76 on June 17, 2009 prior to signing the merger agreement. Raymond James also presented a stock price histogram, for the trailing twelve-month and six-month periods, illustrating that approximately 85.0% of the trading activity in HLTH Common Stock during the six months prior to announcing the merger occurred at prices below the $11.76 closing stock price on June 17, 2009.

Historical Exchange Ratio Analysis:  Raymond James analyzed the historical exchange ratio implied by the terms of the merger agreement and the relative trading prices of HLTH Common Stock and WebMD Common Stock between June 15, 2007 and June 17, 2009. The historical exchange ratio was calculated by dividing the daily HLTH Common Stock per share closing price by the WebMD Common Stock per share closing price on the same day. During this period, the historical 30-day moving average exchange ratio reached a high of 0.5118 and a low of 0.2648 and averaged 0.3788.

Raymond James calculated the historical exchange ratio implied by the methodology described above as of the closing price on the following dates:

•	June 17, 2009: 0.4169 (at market exchange ratio one day prior to announcing the Agreement)

•	October 20, 2008: 0.4168 (the day of announcing termination of the previous merger between HLTH and WebMD)

•	February 20, 2008: 0.3468 (one day prior to announcing the previous merger between HLTH and WebMD)

Sum-of-Parts Analysis:  Raymond James provided the Board of Directors of HLTH with an estimated sum-of-parts valuation for HLTH to illustrate the estimated per share equity value of HLTH that may or may not be achievable in a disaggregation scenario as compared to HLTH’s $11.76 closing stock price on June 17, 2009. The sum-of-parts analysis included the combination of: (i) the public market value of HLTH’s ownership in WebMD, with a range of estimated divestiture proceeds of $12.44 to $12.40; (ii) the estimated capitalization of HLTH, excluding WebMD cash and cash equivalents but including (a) HLTH cash and cash equivalents, (b) HLTH ARS (at 75% of face value per the HLTH agreement with Citigroup) and (c) the face value of outstanding HLTH convertible debt securities, with estimated divestiture proceeds of ($0.89); (iii) the estimated proceeds to be received from the sale of Porex, net of applicable taxes and transaction expenses, with a range of estimated divestiture proceeds of $0.96 to $1.24; and (iv) the value of the residual HLTH NOL carryforward to be delivered to WebMD in the merger, with a range of estimated divestiture proceeds of $0.77 to $0.75. The analysis indicated a total sum-of-parts values ranging from $13.28 to $13.50. The number of diluted HLTH shares used in the calculation ranged from 109.1 million to 109.4 million, as the number of diluted HLTH shares increases as the total per share value of HLTH increases due to the impact of a larger number of in-the-money options.

Standalone WebMD Valuation:  Raymond James developed a view of the standalone valuation for WebMD to compare with the closing stock price of WebMD on June 17, 2009. Analyses comprising this valuation included a selected public companies analysis, a selected transactions analysis, and a discounted cash flow analysis. Raymond James noted that the reasons for, and circumstances surrounding, each of the companies and transactions reviewed were diverse and that the multiples fluctuated based on perceived growth, synergies, strategic value, trading history, and other factors. None of the companies considered is identical to WebMD and, accordingly, Raymond James’s analyses necessarily involved complex considerations and judgments concerning the differences in financial and operating characteristics and other factors that would necessarily affect the comparison.

Selected Public Companies Analysis

Raymond James compared certain operating, financial, trading, and valuation information for WebMD to certain publicly available operating, financial, trading, and valuation information for eight selected companies, each of which Raymond James believes to have a business model reasonably similar, in whole or in part, to that of WebMD. These selected companies included:

•	Bankrate Inc.,
•	Dice Holdings, Inc.,
•	Google Inc.,
•	IAC/InterActive Corp.,
•	Internet Brands, Inc.,
•	The Knot, Inc.,
•	Monster Worldwide, Inc., and
•	Yahoo! Inc.

For each of the selected companies, Raymond James analyzed the multiples of enterprise value (calculated as the sum of the value of common equity on a fully diluted basis and the value of net debt) divided by (i) estimated revenue and (ii) estimated earnings before interest, income taxes, depreciation, and amortization, or EBITDA, for the actual calendar year ended December 31, 2008 and projected years ending

December 31, 2009 and 2010. Raymond James reviewed the mean, median, low, and high relative valuation multiples of the selected companies and compared them to corresponding trading multiples for WebMD on June 17, 2009. The results of the selected public company analysis are summarized below:

Multiple	WebMD		Mean		Median		Low		High

Enterprise Value/Revenue:
CY2008	3.5	x	2.3	x	2.3	x	0.4	x	5.2	x
CY2009	3.2	x	2.6	x	2.6	x	0.5	x	5.2	x
CY2010	2.8	x	2.5	x	2.2	x	0.4	x	4.6	x
Enterprise Value/EBITDA:
CY2008	15.1	x	9.3	x	8.8	x	4.4	x	14.0	x
CY2009	11.9	x	10.0	x	9.5	x	5.2	x	15.2	x
CY2010	9.8	x	8.5	x	9.5	x	3.6	x	11.2	x

Raymond James then applied the mean and median multiples to the relevant WebMD revenue and EBITDA metrics to determine a range of implied WebMD enterprise values. After adjusting for WebMD’s capitalization, Raymond James reviewed the range of per share prices derived in the selected public companies analysis and compared them to the closing price per share for WebMD on June 17, 2009. The results of the selected public companies analysis are summarized below:

	Equity Value per share based on
	Revenue	EBITDA

Mean	$23.83	$23.60
Median	$23.19	$23.83
WebMD (June 17, 2009)	$28.21	$28.21

Selected Transaction Analysis

Raymond James derived a range of potential values for WebMD relative to select mergers and acquisitions involving companies that Raymond James believed to have similar business models, in whole or in part, to that of WebMD. The selected transactions considered since February 2005 included:

•	CBS Corporation’s acquisition of CNet Networks Inc., announced in May 2008;

•	The Bankrate, Inc. acquisition of InsureMe, Inc., announced in February 2008;

•	The Liberty Media Corp. acquisition of IAC/InterActive Corp., announced in January 2008;

•	The Tech Target, Inc. acquisition of KnowledgeStorm, Inc., announced in November 2007;

•	The R.H. Donnelley Corp. acquisition of Business.com, Inc., announced in July 2007; and

•	The ValueClick Inc. acquisition of MezMedia, Inc., announced in July 2007.

•	The Knot, Inc. acquisition of WeddingChannel.com, Inc., announced in June 2006

•	NBC Universal, Inc. acquisition of iVillage Inc., announced in March 2006

•	Google Inc. acquisition of AOL LLC (5% stake), announced in December 2005

•	PRIMEDIA Inc. acquisition of Automotive.com, Inc., announced in November 2005

•	News Corp. acquisition of IGN Entertainment, Inc., announced in September 2005

•	News Corp. acquisition of Intermix Media Inc., announced in July 2005

•	IAC/Interactive Corp. acquisition of Ask Jeeves Inc., announced in March 2005

•	The New York Times Company acquisition of About.com, Inc., announced in February 2005

Raymond James examined valuation multiples of transaction enterprise value compared to the revenue and EBITDA of the target companies, in each case for the reported twelve month period prior to announcement of the transaction, where such information was publicly available. Raymond James reviewed the mean, median, low, and high relative valuation multiples of the selected transactions and compared them to corresponding trading multiples for WebMD on June 17, 2009. The results of the selected transactions analysis are summarized below:

	Enterprise Value to Trailing Twelve Months
	Revenue		EBITDA

Mean	5.6	x	20.3	x
Median	5.1	x	18.5	x
Low	0.9	x	8.4	x
High	13.0	x	35.0	x

Raymond James then applied the mean and median multiples to the relevant WebMD revenue and EBITDA metrics to determine a range of implied WebMD enterprise values. After adjusting for WebMD’s capitalization, Raymond James reviewed the range of per share prices derived in the selected transactions analysis and compared them to the closing price per share for WebMD on June 17, 2009. The results of the selected transactions analysis are summarized below:

Equity
Value
per Share

Mean	$38.82
Median	$36.13
WebMD (June 17, 2009)	$28.21

In its oral presentation to the HLTH Board, Raymond James highlighted those transactions that have closed since July 2007. The results of the selected transactions analysis for that period are summarized below:

	Enterprise Value to Trailing
	Twelve Months
	Revenue		EBITDA

Mean	4.2	x	16.9	x
Median	4.6	x	17.9	x
Low	0.9	x	8.4	x
High	6.9	x	23.6	x

Discounted Cash Flow Analysis

Raymond James analyzed the discounted present value of WebMD’s projected free cash flows for the six months ending December 31, 2009 and for the years ending December 31, 2010 through 2014. Raymond James used unleveraged free cash flows, defined as earnings before interest, plus depreciation, plus amortization, less capital expenditures, less cash taxes for operations, less change in net working capital.

The discounted cash flow analysis was prepared using published research analyst projections of the financial performance of WebMD. Raymond James used calendar year 2014 as the final year for the analysis and applied transaction multiples, ranging from 8.0x to 12.0x, to calendar CY2014 EBITDA in order to derive a range of terminal values for the Company in 2014.

The projected unlevered free cash flows and terminal values were discounted using rates ranging from 10.0% to 14.0%, which reflected the average cost of capital for WebMD. The resulting range of present enterprise values was adjusted by the Company’s current capitalization and divided by the number of diluted shares outstanding in order to arrive at a range of present values per WebMD share. Raymond James reviewed the range of per share prices produced in the discounted cash flow analysis and compared them to the closing price per share for WebMD on June 17, 2009. The results of the discounted cash flow analysis are summarized below:

Equity
Value
per Share

Low	$26.13
High	$37.85
WebMD (June 17, 2009)	$28.21

Additional Considerations

The foregoing summary describes all analyses and quantitative factors that Raymond James deemed material in its presentation to the HLTH Board of Directors but is not a comprehensive description of all analyses performed and factors considered by Raymond James in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. In arriving at its fairness determination, Raymond James did not assign specific weights to any particular analyses.

The analyses conducted by Raymond James were prepared solely for the purpose of enabling Raymond James to provide its opinion to the HLTH Board of Directors as to the fairness of the exchange ratio, from a financial point of view, to the stockholders of HLTH. The analyses are not appraisals nor do they necessarily reflect the prices at which assets or securities actually may be sold. In performing its analyses, Raymond James made, and was provided by HLTH’s management with, numerous assumptions with respect to industry performance, general business, economic, and regulatory conditions and other matters, many of which are beyond the control of HLTH. The analyses performed by Raymond James, particularly those based on forecasts, are not necessarily indicative of actual values, trading values, or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses at the time of the opinion delivery. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of HLTH or its advisors, none of HLTH, Raymond James or any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions. All such analyses were prepared solely as a part of Raymond James’s analysis of the fairness, from a financial point of view, of the exchange ratio to the stockholders of HLTH. The opinion of Raymond James was one of many factors taken into consideration by the HLTH Board of Directors in making its determination to approve the merger. Consequently, the analyses described above should not be viewed as determinative of the opinion of the HLTH Board of Directors or management with respect to the value of HLTH. HLTH placed no limits of the scope of the analysis performed, or opinion expressed, by Raymond James. The HLTH Board of Directors selected Raymond James as financial advisor in connection with the merger based on Raymond James’s qualifications, expertise, reputation, and experience in mergers and acquisitions. For services rendered in connection with the delivery of its opinion, HLTH paid Raymond James a fee of $100,000 upon delivery of its opinion. HLTH will also pay Raymond James a customary fee for advisory services in the amount of $1,000,000 in connection with, and contingent upon consummation of, the merger. HLTH also agreed to reimburse Raymond James for expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James, including for liabilities under federal securities laws, relating to, or arising out of, its engagement.

Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of HLTH for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Raymond James was retained by the HLTH Board of Directors, pursuant to the engagement letter described above, in connection with the proposed merger that was entered into on February 20, 2008 and later terminated on October 19, 2008, for which it received a retainer fee of $50,000 and a fee of $500,000 for rendering its opinion with respect to certain financial aspects of such proposed merger. Other than the engagement of Raymond James by the HLTH Board of Directors described in this section, there are no existing or contemplated material relationships or arrangements for future services, nor have any such relationships or arrangements existed or been contemplated during the past two years, involving or resulting in the payment or receipt of compensation between Raymond James and any party to the transaction.

Opinion of Financial Advisor to the WebMD Special Committee, Morgan Joseph & Co. Inc.

In connection with its review and analysis of the merger, the WebMD Special Committee engaged Morgan Joseph to advise the WebMD Special Committee and to furnish a written opinion as to the fairness, from a financial point of view, to the WebMD stockholders (other than HLTH and the officers and directors of WebMD and HLTH and their respective affiliates) of the consideration to be paid by WebMD in the merger to holders of HLTH Common Stock. The WebMD Special Committee selected Morgan Joseph as its financial advisor because, among other reasons, Morgan Joseph has experience in the valuation of businesses and securities in connection with mergers and acquisitions.

At a meeting of the WebMD Special Committee on June 17, 2009, Morgan Joseph furnished to the WebMD Special Committee its opinion (which we refer to as the Morgan Joseph Opinion) that, as of such date, and based upon the assumptions made, matters considered and limitations of its review as set forth in its written opinion, the consideration to be paid by WebMD in the merger was fair, from a financial point of view, to the WebMD stockholders (other than HLTH and the officers and directors of WebMD and HLTH and their respective affiliates).

Morgan Joseph has consented to the inclusion of its written opinion and the summary of the opinion in this joint proxy statement/prospectus. The description of the Morgan Joseph Opinion set forth in this section is qualified by reference to the full text of the Morgan Joseph Opinion set forth in Annex F. You are urged to read the Morgan Joseph Opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the Morgan Joseph Opinion and the review and analyses undertaken by Morgan Joseph in furnishing to the WebMD Special Committee the Morgan Joseph Opinion.

The Morgan Joseph Opinion is addressed and was furnished solely to the WebMD Special Committee and addresses only the fairness, from a financial point of view, to the WebMD stockholders (other than HLTH and the officers and directors of WebMD and HLTH and their respective affiliates), from a financial point of view, of the consideration to be paid by WebMD in the merger. It does not address the merits of the underlying business decision by WebMD, the WebMD Special Committee or the WebMD Board of Directors to propose, consider, approve, recommend, declare advisable or consummate the merger, and does not constitute a recommendation to WebMD, the WebMD Special Committee, the WebMD Board of Directors, the WebMD stockholders, or any other WebMD constituent, person or entity as to how such person should vote or as to any other specific action that should be taken in connection with the transaction.

In connection with furnishing the Morgan Joseph Opinion, Morgan Joseph reviewed and analyzed, among other things, the following:

•	the June 11, 2009 draft of the merger agreement which WebMD represented to Morgan Joseph was, with respect to all of the material terms and conditions thereof, substantially in the form of the definitive agreement executed and delivered by the parties thereto promptly after the receipt of the Morgan Joseph Opinion;

•	the Annual Report on Form 10-K filed by WebMD with the SEC for its fiscal year ended December 31, 2008, the Quarterly Report on Form 10-Q filed by WebMD with the SEC for its fiscal quarter ended March 31, 2009, and certain other Exchange Act filings made by WebMD with the SEC;

•	the Annual Report on Form 10-K filed by HLTH with the SEC for its fiscal year ended December 31, 2008, the Quarterly Report on Form 10-Q filed by HLTH with the SEC for its fiscal quarter ended March 31, 2009, and certain other Exchange Act filings made by HLTH with the SEC;

•	certain other publicly available business and financial information concerning HLTH and its subsidiaries, including WebMD, and the industries in which they operate, which Morgan Joseph believed to be relevant to their analyses;

•	with respect to the valuation of the net operating losses of HLTH, certain information prepared internally by HLTH;

•	with respect to HLTH and its subsidiaries other than WebMD, certain information prepared internally by HLTH and other data relating to their respective businesses and prospects, including certain budgets, forecasts and presentations prepared by HLTH and WebMD, which were provided to Morgan Joseph by HLTH’s senior management;

•	with respect to WebMD, certain information prepared internally by WebMD and certain other data relating to its business and prospects, including certain budgets and presentations prepared by WebMD, which were provided to Morgan Joseph by WebMD’s senior management;

•	the reported prices and trading activity of WebMD Class A Common Stock and HLTH Common Stock;

•	certain publicly available information concerning certain other companies which Morgan Joseph believed to be relevant and the trading markets for certain of such other companies’ securities; and

•	the financial terms of certain recent business combinations which Morgan Joseph believes to be relevant.

Morgan Joseph also had discussions with various officers and employees of WebMD and HLTH concerning the transaction and their businesses, operations, assets, present condition and prospects and undertook such other studies, analyses and investigations as Morgan Joseph deemed relevant.

In performing its analyses, numerous assumptions, including the assumptions described below, were made with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Morgan Joseph, the WebMD Special Committee, WebMD and HLTH. Any estimates contained in the analyses performed by Morgan Joseph are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which those businesses or securities might actually be sold. Accordingly, the analyses and estimates are inherently subject to substantial uncertainty.

In arriving at its opinion, Morgan Joseph, with the WebMD Special Committee’s permission, assumed and relied upon the accuracy and completeness of the financial and other information and data, including financial forecasts and forward-looking financial data, provided to or otherwise reviewed by or discussed with it, and upon the assurances of the senior managements of HLTH and WebMD that all information relevant to its opinion had been disclosed and made available to it and did not attempt independently to verify such information, nor did it assume any responsibility to do so. Morgan Joseph further relied upon the assurances of the senior managements of HLTH and WebMD that they were not aware of any facts that would make such information inaccurate or misleading. Morgan Joseph utilized the financial projections and forecasts with respect to Porex in assessing the potential value for Porex in the analyses described below with respect to HLTH. Without limiting the foregoing, Morgan Joseph relied upon, without independent verification, the information provided to it by WebMD with respect to WebMD’s cash balances, including the value of auction rate securities included in WebMD’s cash balances and any impairment to the value thereto and the information provided to it by HLTH with respect to HLTH’s cash balances, including the value of auction rate securities included in HLTH’s cash balances and any impairment to the value thereto. With respect to Porex, Morgan Joseph further assumed, with the WebMD Special Committee’s permission, that HLTH’s forecasts and projections provided to and reviewed by it had been reasonably prepared in good faith based upon the best current estimates, information and judgment of the respective HLTH subsidiaries’ managements as to the future financial condition, cash flows and results of operations of HLTH and its consolidated subsidiaries other than WebMD. In that regard, Morgan Joseph assumed, with the WebMD Special Committee’s permission, that all of WebMD’s material assets and liabilities (contingent or otherwise) were as set forth in financial statements or other information made available to Morgan Joseph.

Morgan Joseph made no independent investigation of any legal, accounting or tax matters affecting WebMD or HLTH, and assumed the correctness of all legal, accounting and tax advice given to WebMD and its Board of Directors and the WebMD Special Committee. In particular, Morgan Joseph was instructed to assume that none of the NOL carryforwards of WebMD will be utilized by HLTH pursuant to the tax sharing agreement between WebMD and HLTH prior to the consummation of the transaction and that such net operating losses will be utilized pursuant to the estimates of WebMD’s taxable income as projected in the analyst’s model. Furthermore, Morgan Joseph was instructed to utilize an estimate of $19.0 million for the net costs related to HLTH’s Department of Justice investigation, irrespective of any differing amount set forth in any pro forma balance sheet prepared by WebMD. Morgan Joseph further assumed that the transaction would be consummated on the terms described in the drafts of the merger agreement, without any waiver, delay, amendment or modification of any material terms or conditions.

Morgan Joseph did not conduct a physical inspection of the properties and facilities of WebMD or HLTH, nor did it make or obtain any independent evaluation or appraisal of such properties and facilities. Morgan Joseph also took into account its assessment of general economic, market and financial conditions and its experience in similar transactions, as well as its experience in securities valuation in general. Morgan Joseph’s opinion necessarily is based upon economic, financial, political, regulatory and other conditions as they existed and could be evaluated on the date of the Morgan Joseph Opinion and Morgan Joseph assumed no responsibility to update or revise its opinion based upon events or circumstances occurring after such date. Morgan Joseph did not express any opinion as to what the market reaction might be to the proposed transaction or how WebMD Common Stock might trade after the announcement of the transaction.

In arriving at its opinion, Morgan Joseph was not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other transaction involving WebMD or its assets. Morgan Joseph also expressed no opinion about the fairness of the amount or nature of the compensation to any of WebMD’s or HLTH’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of WebMD.

In connection with furnishing to the WebMD Special Committee the Morgan Joseph Opinion, Morgan Joseph performed a variety of financial analyses, which are summarized below. These analyses were presented to the WebMD Special Committee at a meeting held on June 17, 2009. The summary set forth below does not purport to be a complete description of the analyses performed by Morgan Joseph in this regard. Certain of the summaries of financial analyses include information set forth in tabular format. In order to fully understand the financial analyses used by Morgan Joseph, the tables must be read together with the text of each summary. The preparation of an opinion regarding financial fairness involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to a partial analysis or summary description. Accordingly, notwithstanding the separate analyses summarized below, Morgan Joseph believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors considered by it, without considering all of its analyses and factors, or attempting to ascribe relative weights to some or all of its analyses and factors, could create an incomplete view of the evaluation process underlying the Morgan Joseph Opinion.

Morgan Joseph was specifically informed by management of WebMD and HLTH that the financial forecasts and forward-looking financial data regarding their respective companies were based upon numerous variables and assumptions. These variables and assumptions are inherently uncertain, including, without limitation, factors related to general market, industry, economic and competitive conditions. Accordingly, Morgan Joseph was informed that actual results could vary significantly from those set forth in such financial forecasts and forward-looking financial data.

No company or transaction used in the analyses described below is identical to WebMD, HLTH or the proposed merger. Accordingly, an analysis of the results thereof necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the proposed merger or the public trading or other values of WebMD, HLTH or companies to which they are being compared. Mathematical analysis (such as determining an average or median) is not in itself a meaningful method of using selected acquisition or company data. In addition, in performing such analyses, Morgan Joseph relied upon, with the WebMD Special Committee’s permission and without any independent verification, projections prepared by research analysts at established securities firms, any of which may or may not prove to be accurate.

In arriving at its opinion, Morgan Joseph did not attribute any particular weight to any analysis or factor considered by it. Each analysis was ultimately qualitative in nature given that the comparisons with other transactions or metrics did not lend themselves to mathematical “weights” contributing to a total which translated into a determination of fairness. These analyses and other factors were then evaluated together as a whole, reflecting qualitative judgments regarding the significance and relevance of each analysis and factor, which together informed the ultimate conclusions of Morgan Joseph, but no single analysis was determinative in rendering a conclusion regarding the fairness of the consideration to be paid in the proposed transaction. Accordingly, Morgan Joseph believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion.

The following is a summary of the material analyses performed by Morgan Joseph in connection with the Morgan Joseph Opinion.

Analyses With Respect to the Merger

Morgan Joseph conducted analyses with respect to the value of HLTH which were based upon the estimated component values of the various businesses and other assets that are owned by HLTH. These included: (i) approximately 48.1 million shares of WebMD Class B Common Stock; (ii) 100% of the outstanding capital stock of Porex; (iii) approximately $314.3 million in cash on hand and auction rate securities with a value of $146.9 million; and (iv) the value of NOL carryforwards which could be utilized by WebMD following the merger. Morgan Joseph also considered the principal factors that reduced the value of HLTH, which included: (i) the estimated value of HLTH’s obligations with respect to its convertible notes and associated tax liabilities; (ii) the estimated net costs related to the Department of Justice investigation; (iii) the estimated liabilities associated with the taxes and transaction fees and expenses that would be due upon the disposal of Porex; (iv) potential additional reductions in the value of the auction rate securities held by HLTH, calculated by reference to their loanable value; and (v) HLTH’s severance costs and transaction fees and expenses associated with the transaction. Morgan Joseph assumed, with the WebMD Special Committee’s permission, that all issued and outstanding HLTH stock options, whether exercisable or not, would convert into WebMD stock options at the effective time of the merger.

Analyses with Respect to Ownership of WebMD Common Stock

The most significant component of the value owned by HLTH is its ownership of approximately 48.1 million shares of WebMD Class B Common Stock. Based upon the analyses of the value of WebMD above, Morgan Joseph estimated the value of HLTH’s ownership of WebMD Class B Common Stock based upon WebMD’s trading price as of the close of business on June 17, 2009. No control premium was attributed to the value of HLTH’s ownership of WebMD Class B Common Stock in Morgan Joseph’s analysis. The resulting value of HLTH’s ownership of WebMD was between $12.54 and $12.55 per share of HLTH Common Stock depending upon the level of dilution from option exercises assumed.

With respect to Porex, Morgan Joseph conducted separate valuation analyses on the company, as summarized below. Net of estimated taxes and transaction fees and expenses, Morgan Joseph’s analysis indicated Porex had a value of between $91.2 million and $131.7 million, or between $0.84 and $1.22 per share of HLTH Common Stock. In combination with the other valuation factors described above, Morgan Joseph’s analysis indicated HLTH’s equity value was between $1.368 billion and $1.376 billion, or between $12.65 and $12.72 per share of HLTH Common Stock.

Analyses with Respect to Porex

Morgan Joseph prepared a series of analyses with respect to the value of Porex. Porex’s business is composed of two groups, the Porous Products Group and the Surgical Products Group. Because these groups exhibit different business and financial characteristics, and are comparable to different companies, Morgan Joseph analyzed separately the value of each of these groups. Morgan Joseph’s analysis indicated a range of values for Porex as a whole of approximately $100.0 million to $145.0 million.

Analyses with Respect to Porex — Porous Products Group

Selected Companies Analysis

Using publicly available company SEC filings, research analyst estimates and other publicly available information, Morgan Joseph analyzed, among other things, the implied value of the Porous Products Group based upon corresponding trading multiples of selected companies that Morgan Joseph believed were generally comparable to the Porous Products Group. These selected companies are set forth below.

•	Millipore Corporation
•	Pentair, Inc.
•	Pall Corporation
•	Donaldson Company, Inc.
•	Bemis Company, Inc.
•	CLARCOR Inc.
•	Polypore International, Inc.
•	Sartorius Group
•	Filtrona plc
•	Rogers Corporation
•	Porvair plc

In its analysis, Morgan Joseph derived a range of trading multiples for the selected companies, including, but not limited to, enterprise value as a multiple of projected EBITDA, calculated as follows:

•	Enterprise Value, which Morgan Joseph defined as market capitalization plus the par value of total debt including out-of-the-money convertible debt, capitalized leases and preferred stock (on an as converted basis, if applicable) minus cash, cash equivalents and marketable securities, divided by EBITDA, which excludes one-time charges and includes stock-based compensation.

Although none of the selected companies is directly comparable to the Porous Products Group in all respects, they were chosen because they have operations, lines of business and/or product segments that for purposes of analysis may be considered similar to certain of the Porous Products Group’s operations, lines of business and/or product segments.

The financial information reviewed by Morgan Joseph included trading multiples exhibited by the selected companies with respect to their 2009 projected financial performance. All trading multiples for the selected companies were based upon closing stock prices as of June 17, 2009. The table below provides a summary of these trading multiples:

Trading Multiples Observed from the Selected Companies

	Mean	Median	High	Low

Enterprise Value/2009 Projected EBITDA	9.0x	8.8x	12.7x	4.4x

Selected Comparable Transactions Analysis

Using publicly available information, Morgan Joseph analyzed, among other things, the implied enterprise value of the Porous Products Group, based upon corresponding transaction purchase price multiples paid in selected precedent merger and acquisition transactions that it deemed relevant in reviewing the financial terms of the proposed merger, which are presented in the table below in reverse chronological order based upon the date of announcement:

Date Announced	Target Company	Acquiror Company

October 16, 2008	Western Filter Corporation	Donaldson Company Inc.
February 4, 2008	Whatman plc	General Electric Company (GE Healthcare)
October 17, 2007	Perry Equipment Corporation	CLARCOR Inc.
March 6, 2007	Porous Media Corporation	Pentair Inc.
August 2, 2005	domnick hunter group plc	Parker Hannifin Corporation
May 12, 2005	CUNO Incorporated	3M Company
June 1, 2004	BHA Group Holdings, Inc.	General Electric Company
March 17, 2004	Apogent Technologies Inc.	Fisher Scientific International Inc.
February 3, 2004	Polypore, Inc.	Warburg Pincus LLC
February 2, 2004	Waterlink (UK) Limited	Calgon Carbon Corp
November 18, 2003	Everpure, Inc.	Pentair, Inc.
March 6, 2002	Filtrations & Separations Group	Pall Corp.

Morgan Joseph selected these transactions, among other reasons, because the targets involved in such transactions operate in similar industries and have similar lines of business to the Porous Products Group. However, none of the target companies is identical or directly comparable to the Porous Products Group, and no transaction involving the Porous Products Group has been proposed. For each precedent transaction, Morgan Joseph determined the transaction value (which is defined as the purchase price of the equity plus the par value of total debt including out-of-the-money convertible debt, capitalized leases and preferred stock (on an as converted basis, if applicable) less cash, cash equivalents and marketable securities) as a multiple of the target company’s EBITDA, which excludes one-time charges and includes stock-based compensation, for the LTM period. The table below provides a summary of these transaction purchase price multiples:

Purchase Price Multiples Observed from the Selected Transactions

	Mean	Median	High	Low

Transaction Value/LTM EBITDA	11.7x	11.4x	20.5x	6.7x

Discounted Cash Flow Analysis

Using HLTH’s projected financial information for the Porous Products Group for fiscal years 2009 through 2013, Morgan Joseph calculated the net present value of free cash flows of the Porous Products Group using discount rates ranging from 12.2% to 14.2%. Morgan Joseph’s estimate of the appropriate range of discount rates was based upon the estimated cost of capital for the selected companies used in the selected publicly traded companies analysis. Morgan Joseph also estimated a range of terminal values for the Porous Products Group based upon multiples of EBITDA in fiscal year 2013 that ranged from 5.0x to 7.0x and discounted these terminal values using the assumed range of discount rates. Morgan Joseph’s estimate of the appropriate range of terminal multiples was based upon the multiples from the selected companies and the selected transactions used in the selected comparable transactions analysis. The present values of the implied terminal values of the Porous Products Group were then added to the present value of the after-tax free cash flows to arrive at a range of enterprise values.

Leveraged Buyout Analysis

Based upon HLTH’s projected financial information for the Porous Products Group for fiscal years 2009 through 2013, Morgan Joseph performed a leveraged buyout analysis to determine the potential implied enterprise value that might be achieved in an acquisition of Porous Products Group in a leveraged buyout transaction assuming an exit from the business in fiscal year 2013. Estimated exit values were calculated by applying a range of multiples from 5.0x to 7.0x EBITDA in fiscal year 2013, the same terminal value multiples used in the discounted cash flow analysis. Morgan Joseph then derived a range of theoretical purchase prices based upon a range of assumed required internal rates of return on equity for a buyer of approximately 27.0% to 33.0%, which range was assumed to be generally reflective of the range of required internal rates of return on equity commonly assumed when performing a leveraged buyout analysis of this type.

Analyses with Respect to Porex — Surgical Products Group

Selected Companies Analysis

Using publicly available company SEC filings, research analyst estimates and other publicly available information, Morgan Joseph analyzed, among other things, the implied value of the Surgical Products Group based upon corresponding trading multiples of selected companies that Morgan Joseph believed were generally comparable to the Surgical Products Group. These selected companies are set forth below.

•	Stryker Corporation
•	Synthes, Inc.
•	Zimmer Holdings, Inc.
•	Smith & Nephew plc
•	Orthofix International N.V.
•	Wright Medical Group, Inc.
•	Symmetry Medical Inc.
•	Kensey Nash Corporation
•	Exactech, Inc.

In its analysis, Morgan Joseph derived a range of trading multiples for the selected companies, including, but not limited to, enterprise value as a multiple of projected EBITDA, calculated as follows:

•	Enterprise Value, which Morgan Joseph defined as market capitalization plus the par value of total debt including out-of-the-money convertible debt, capitalized leases and preferred stock (on an as converted basis, if applicable) minus cash, cash equivalents and marketable securities, divided by EBITDA, which excludes one-time charges and includes stock-based compensation.

Although none of the selected companies is directly comparable to the Surgical Products Group in all respects, they were chosen because they have operations, lines of business and/or product segments that for purposes of analysis may be considered similar to certain of the Surgical Products Group’s operations, lines of business and/or product segments.

The financial information reviewed by Morgan Joseph included trading multiples exhibited by the selected companies with respect to their 2009 projected financial performance. All trading multiples for the selected companies were based upon closing stock prices as of June 17, 2009. The table below provides a summary of these trading multiples:

Trading Multiples Observed from the Selected Companies

	Mean	Median	High	Low

Enterprise Value/2009 Projected EBITDA	7.3x	7.1x	8.6x	6.3x

Selected Comparable Transactions Analysis

Using publicly available information, Morgan Joseph analyzed, among other things, the implied enterprise value of the Porous Products Group, based upon corresponding transaction purchase price multiples paid in selected precedent merger and acquisition transactions that it deemed relevant in reviewing the financial terms of the proposed merger, which are presented in the table below in reverse chronological order based upon the date of announcement:

Date Announced	Target Company	Acquiror Company

December 1, 2008	Mentor Corporation	ETHICON, INC.
January 15, 2008	Lifecore Biomedical, Inc.	Warburg Pincus LLC
July 16, 2007	DJO Incorporated	ReABLE Therapeutics, Inc.
March 12, 2007	Plus Orthopedics AG	Smith & Nephew plc
November 14, 2006	Newdeal Technologies, SA	Integra Lifesciences Holdings Corporation
February 27, 2006	Aircast Incorporated	dj Orthopedics LLC
August 9, 2004	Empi, Inc.	Encore Medical Corporation
April 28, 2004	MedSource Technologies Inc.	Accellent, Inc. (Medical Device Manufacturing, Inc.)

Morgan Joseph selected these transactions, among other reasons, because the targets involved in such transactions operate in similar industries and have similar lines of business to the Surgical Products Group. However, none of the target companies is identical or directly comparable to the Surgical Products Group, and no transaction involving the Surgical Products Group has been proposed. For each precedent transaction, Morgan Joseph determined the transaction value (which is defined as the purchase price of the equity plus the par value of total debt including out-of-the-money convertible debt, capitalized leases and preferred stock (on an as converted basis, if applicable) less cash, cash equivalents and marketable securities) as a multiple of the target company’s EBITDA, which excludes one-time charges and includes stock-based compensation, for the LTM period. The table below provides a summary of these transaction purchase price multiples:

Purchase Price Multiples Observed from the Selected Transactions

	Mean	Median	High	Low

Transaction Value/LTM EBITDA	12.8x	14.0x	15.7x	7.3x

Discounted Cash Flow Analysis

Using HLTH’s projected financial information for the Surgical Products Group for fiscal years 2009 through 2013, Morgan Joseph calculated the net present value of free cash flows of the Surgical Products Group using discount rates ranging from 14.0% to 16.0%. Morgan Joseph’s estimate of the appropriate range of discount rates was based on the estimated cost of capital for the selected companies used in the selected publicly traded companies analysis. Morgan Joseph also estimated a range of terminal values for the Surgical Products Group based upon EBITDA in fiscal year 2013 that ranged from 6.0x to 8.0x and discounted these terminal values using the assumed range of discount rates. Morgan Joseph’s estimate of the appropriate range of terminal multiples was based upon the multiples of the selected companies and the selected transactions used in the selected comparable transactions analysis. The present values of the implied terminal values of the Surgical Products Group were then added to the present value of the after-tax free cash flows to arrive at a range of enterprise values.

Leveraged Buyout Analysis

Based upon HLTH’s projected financial information for the Surgical Products Group for fiscal years 2009 through 2013, Morgan Joseph performed a leveraged buyout analysis to determine the potential implied enterprise value that might be achieved in an acquisition of Surgical Products Group in a leveraged buyout transaction assuming an exit from the business in fiscal year 2013. Estimated exit values were calculated by applying a range of multiples from 6.0x to 8.0x EBITDA in fiscal year 2013, the same terminal value multiples used in the discounted cash flow analysis. Morgan Joseph then derived a range of theoretical purchase prices based upon a range of assumed required internal rates of return on equity for a buyer of approximately 27.0% to

33.0%, which range was assumed to be generally reflective of the range of required internal rates of return on equity commonly assumed when performing a leveraged buyout analysis of this type.

Miscellaneous

WebMD and Morgan Joseph entered into a letter agreement dated June 1, 2009 relating to the services to be provided by Morgan Joseph in connection with the proposed merger. WebMD agreed to pay Morgan Joseph a customary engagement fee in the amount of $100,000 and a fee in the amount of $850,000 upon delivery of its opinion. The fees were not contingent upon either the conclusion of its opinion or the consummation of the transaction. WebMD also agreed to reimburse Morgan Joseph for its reasonable out-of-pocket expenses incurred in connection with its engagement, including certain fees and disbursements of its legal counsel, and to indemnify Morgan Joseph against liabilities relating to or arising out of its engagement, including liabilities under the securities laws. The opinion was approved and issued by Morgan Joseph’s opinion committee. In the ordinary course of its business, Morgan Joseph may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions in equity and other securities and financial instruments (including loans and other obligations) of, or investments in, WebMD and HLTH. Within the past two years, Morgan Joseph acted as financial advisor to the WebMD Special Committee in connection with the Proposed 2008 Merger and, in connection therewith, received fees of $2,000,000 in the aggregate for such services. Other than these engagements, Morgan Joseph has not acted as a financial advisor to any party involved in the transaction within the past three years. In addition, there are no other existing material relationships involving the payment or receipt of compensation between Morgan Joseph and any party to the transaction during the last two years. Morgan Joseph may in the future seek to provide investment banking services to WebMD, HLTH, or any of their affiliates, and receive customary fees for such services.

Certain Effects of the Merger

Conversion of Outstanding HLTH Common Stock

Upon the merger agreement being adopted by the HLTH stockholders and the WebMD stockholders in accordance with the merger agreement and the General Corporation Law, and the other conditions to the closing of the merger being satisfied or waived, HLTH will be merged with and into WebMD, with WebMD continuing as the surviving corporation. Following the merger, the current HLTH stockholders and WebMD stockholders will directly own all of the outstanding shares of capital stock of WebMD. See “The Merger Agreement” for a complete description of the merger agreement.

Effect on Ownership Structure of WebMD

At the effective time of the merger, HLTH’s current stockholders will have ownership interests in WebMD and rights as WebMD stockholders. Therefore, HLTH’s current stockholders will participate alongside the current WebMD stockholders in any earnings or growth of WebMD following the merger and will benefit from any increase in the value of WebMD following the merger. For information regarding the interests in WebMD’s net book value and net income by HLTH and the holders of WebMD Class A Common Stock immediately before the merger and by HLTH stockholders and the holders of WebMD Class A Common Stock immediately following the merger, see “Interests in Net Income and Net Book Value of WebMD.”

Upon the filing of the certificate of merger, the WebMD certificate of incorporation will be amended, which we refer to, as amended, as the Amended WebMD Charter, to eliminate the dual class structure of Common Stock at WebMD, and all WebMD stockholders following the merger will own the same class of Common Stock. Pursuant to the merger agreement, each share of Class B Common Stock of WebMD issued and outstanding or held in treasury immediately prior to the completion of the merger will be cancelled.

Effect on Listing, Registration and Status of HLTH Common Stock

HLTH’s Common Stock is currently registered under the Exchange Act and is listed on the Nasdaq Global Select Market under the symbol “HLTH.” As a result of the merger, the separate corporate existence of HLTH will cease. After the merger, HLTH’s Common Stock will cease to be listed on the Nasdaq Global Select Market, and price quotations with respect to sales of shares of HLTH’s Common Stock in the public market will no longer be available. In addition, registration of the Common Stock of HLTH under the Exchange Act will be terminated, and HLTH’s obligation to file reports under the Exchange Act will be suspended.

Effect on Organization and Management of WebMD

At the effective time of the merger, the directors of both WebMD and HLTH will become the directors of the surviving corporation in the merger and the WebMD board will accordingly be increased to 12 members. It is expected that, immediately following the effective time of the merger, the officers of WebMD immediately prior to the effective time of the merger will remain officers of the surviving corporation and will generally have the same positions they held at WebMD. The certificate of incorporation of WebMD as amended upon the filing of the certificate of merger will, from and after the effective time of the merger, be the certificate of incorporation of the surviving corporation, until duly amended as provided therein or by applicable law. The amended and restated bylaws of WebMD, as in effect immediately prior to the effective time of the merger, will, from and after the effective time of the merger, be the bylaws of the surviving corporation, until duly amended as provided therein or by applicable law.

It is expected that, upon consummation of the merger, the operations of WebMD will be conducted substantially as they currently are being conducted. Management of WebMD does not have any present plans or proposals that relate to, or would result in, an extraordinary corporate transaction following completion of the merger involving WebMD’s corporate structure, business or management, such as a merger, reorganization, liquidation, relocation of any operations or sale or transfer of a material amount of assets. It is expected, however, that following the merger, WebMD’s management will continuously evaluate and review WebMD’s business and operations and may develop new plans and proposals that they consider appropriate to maximize the value of WebMD. WebMD reserves the right to make any changes deemed appropriate in light of its evaluation and review or in light of future developments.

Plans for the Companies if the Merger is Not Completed

It is expected that, if the merger is not completed, the current management of HLTH, under the direction of the HLTH Board of Directors, will continue to manage HLTH as a separate company, and the current management of WebMD, under the direction of the WebMD board, will continue to manage WebMD as an ongoing business that will continue to be controlled by HLTH. From time to time, it is expected that each of HLTH and WebMD will evaluate and review its respective business operations, properties, dividend policy and capitalization, among other things, make such changes as are deemed appropriate and continue to seek to identify strategic alternatives to maximize stockholder value. If the merger is not consummated for any reason, there can be no assurance that any other transaction acceptable to HLTH or WebMD will be offered or that their respective businesses and operations will not be adversely affected. As discussed herein, HLTH currently is in the process of pursuing the sale of its Porex business. If the proposed sale is successful and the merger is not completed, the only operating business of HLTH will be WebMD. HLTH may seek to acquire other businesses using cash or securities as consideration from time to time.

Approval of the Merger

WebMD Proposal to Adopt the Merger Agreement and Approve the Merger

The affirmative vote of the holders of a majority of the voting power of the outstanding shares of WebMD Common Stock entitled to vote thereon at the WebMD Annual Meeting is required to adopt the merger agreement and approve the merger. In the merger agreement, HLTH has agreed to vote all of the shares of WebMD Class B Common Stock that it holds in favor of the adoption of the merger agreement and the approval of the merger. Since HLTH controls approximately 96% of the voting power of the outstanding WebMD Common Stock, it can cause the merger to be approved by WebMD stockholders without the vote of any other stockholder.

HLTH Proposal to Adopt the Merger Agreement and Approve the Merger

The affirmative vote of the holders of a majority of the outstanding shares of HLTH Common Stock entitled to vote thereon at the HLTH Annual Meeting is required to adopt the merger agreement and approve the merger.

Interests of Certain Persons in the Merger

In considering the recommendation of the Board of Directors, you should be aware that certain of HLTH’s and WebMD’s executive officers and directors may have interests in the transaction that are different from, or are in addition to, the interests of HLTH’s and the unaffiliated WebMD stockholders generally. The WebMD Special Committee, WebMD Board of Directors and HLTH Board of Directors were aware of these potential or actual conflicts of interest and considered them along with other matters when they determined to recommend the merger. See “— Background of the Merger.”

HLTH Directors

Certain members of the HLTH Board of Directors are affiliated with WebMD and have actual or potential conflicts of interest in evaluating the merger. Each of Mark J. Adler, M.D., Neil F. Dimick and James V. Manning is a director of WebMD; and Martin J. Wygod is a director, Chairman of the Board and an executive officer of WebMD. For additional information on these members of the Board of Directors, see “HLTH Directors and Executive Officers.”

WebMD Directors

Certain members of the WebMD Board of Directors are affiliated with HLTH and have conflicts of interest in evaluating the merger. Each of Mark J. Adler, M.D., Neil F. Dimick and James V. Manning is a director of HLTH; and Martin J. Wygod is a director, Chairman of the Board and an executive officer of HLTH. For additional information on these members of the Board of Directors, see “WebMD Directors and Executive Officers.”

HLTH Executive Officers

Certain executive officers of HLTH are affiliated with WebMD. Mark D. Funston is the Executive Vice President and Chief Financial Officer of HLTH and the Executive Vice President and Chief Financial Officer of WebMD; and Martin J. Wygod is Chairman of the Board and Acting Chief Executive Officer of HLTH and Chairman of the Board of WebMD. For additional information on these executive officers, see “HLTH Directors and Executive Officers.”

WebMD Executive Officers

Certain executive officers of WebMD are affiliated with HLTH. Mark D. Funston is the Executive Vice President and Chief Financial Officer of HLTH and the Executive Vice President and Chief Financial Officer of WebMD; and Martin J. Wygod is Chairman of the Board and Acting Chief Executive Officer of HLTH and Chairman of the Board of WebMD. Mr. Gattinella, Chief Executive Officer and President of WebMD, because of that position, is also deemed to be an executive officer of HLTH. For additional information on these executive officers, see “WebMD Directors and Executive Officers.”

Employment with the Surviving Corporation Post-Merger

It is expected that, immediately following the effective time of the merger, the officers of WebMD immediately prior to the effective time of the merger will be officers of the surviving corporation and will generally have the same positions they held at WebMD. Additionally, since WebMD’s initial public offering, it has relied on HLTH to provide it with certain services for its business pursuant to a services agreement it entered into with HLTH in September 2005. Certain of the HLTH executives that have provided WebMD with services under the service agreement will be employed by WebMD after the consummation of the merger.

The merger does not constitute a change in control under employment agreements with HLTH’s and WebMD’s executive officers. However, in connection with the merger, it is anticipated that Mr. Cameron and Mr. Mele, HLTH’s Chief Executive Officer and General Counsel, respectively, will undergo changes in title and position that may permit them to terminate employment with WebMD (as HLTH’s successor) for good reason if they choose to do so. See “— Employment Arrangements” below for additional information.

Martin J. Wygod currently serves as Chairman of the Board of both HLTH and WebMD, which are executive officer positions, and as acting Chief Executive Officer of HLTH. Mr. Wygod’s employment agreement had previously contemplated that he would serve as the non-executive Chairman of the Board of WebMD following the merger. However, as described below under “— Employment Agreements — Martin J. Wygod,” HLTH, WebMD and Mr. Wygod have agreed that he will serve as the Executive Chairman of the Board of WebMD following the merger pursuant to the terms of his amended employment contract.

Directors of the Surviving Corporation Post-Merger

The Board of Directors of both WebMD and HLTH at the effective time of the merger will, from and after the effective time of the merger, be the directors of the surviving corporation, until their successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of WebMD.

Treatment of Grants Under HLTH and WebMD Equity Plans

HLTH Stock Options.  Outstanding stock options of HLTH will be assumed by WebMD without any further action on the part of HLTH or the option holders; these assumed options will become options to acquire WebMD Common Stock. The number of shares of WebMD Common Stock underlying each converted stock option will be equal to (i) the number of shares of HLTH Common Stock underlying each HLTH stock option immediately prior to the effective time of the merger multiplied by (ii) 0.4444. The exercise price per share of WebMD Common Stock with respect to each converted stock option will equal to the quotient of (x) the exercise price per share of the HLTH Common Stock subject to each HLTH stock option immediately before effective time of the merger divided by (y) 0.4444.

The following directors and executive officers of HLTH and/or WebMD hold options to purchase the following number of shares of HLTH Common Stock that, if still outstanding at the closing of the merger, would be assumed by WebMD and converted into options to purchase WebMD Common Stock, as described above:

Name	Options Outstanding	Weighted Average Exercise Price

Kevin M. Cameron	4,002,168	$10.22
Nan-Kristen Forte	556,853	$23.45
Mark D. Funston	360,000	$10.53
Wayne T. Gattinella	454,881	$6.89
Charles A. Mele	2,070,000	$12.29
William Midgette	410,000	$8.41
Anthony Vuolo	1,540,000	$13.23
Martin J. Wygod	4,955,000	$11.86
Steven Zatz, M.D.	750,000	$11.89
Mark J. Adler	296,000	$10.36
Paul A. Brooke	270,000	$8.71
Neil F. Dimick	117,916	$10.47
James W. Manning	308,000	$9.32
Herman Sarkowsky	420,000	$11.34
Joseph E. Smith	226,000	$11.47

HLTH Restricted Stock Awards.  All outstanding shares of restricted stock of HLTH will be converted into shares of restricted stock of WebMD. For each share of restricted stock of HLTH, the holder thereof will receive 0.4444 shares of restricted stock of WebMD. It is currently estimated that, as of the effective time of the merger, the following directors and executive officers will hold the following number of shares of HLTH restricted stock that will convert, at the effective time, into shares of WebMD restricted stock as described above: Kevin M. Cameron, 183,250; Mark D. Funston, 42,500; Charles A. Mele, 72,500; Martin J. Wygod, 360,000; and William Midgette, 10,000.

The merger, by itself, will not result in any accelerated vesting of HLTH stock options or shares of restricted stock of HLTH held by HLTH’s directors and executive officers or any changes to the terms and conditions of those stock options or shares of restricted stock of HLTH (other than the conversion of such awards into awards covering WebMD Common Stock as described above).

Employment Arrangements

Martin J. Wygod.  Mr. Wygod is party to an agreement with HLTH dated as of August 3, 2005, as amended on each of February 1, 2006, December 1, 2008, December 29, 2008 and July 9, 2009. Pursuant to the December 1, 2008 amendment, upon the closing of the merger, (i) Mr. Wygod’s employment would have terminated, (ii) Mr. Wygod would have become the Non-Executive Chairman of WebMD and (iii) Mr. Wygod would have been entitled to receive the cash severance and benefits provided in the employment agreement (described below). However, HLTH, WebMD and Mr. Wygod have agreed that Mr. Wygod will continue to carry out his duties as an executive officer and employee following the merger. The July 2009 amendment to Mr. Wygod’s employment agreement provides that following the closing date of the merger, Mr. Wygod will continue to serve as the Executive Chairman of the Board of WebMD. Upon the consummation of the merger, Mr. Wygod’s salary will be reduced to $120,000. The terms of Mr. Wygod’s employment agreement will generally remain in effect following the closing of the merger; however if his employment terminates for any reason or for no reason, Mr. Wygod will be entitled to the severance benefits he would have received if his employment terminated upon the consummation of the merger as had been contemplated, calculated as if such termination occurred immediately prior to the closing date of the merger. The following describes the payments Mr. Wygod would be entitled to receive upon his termination of employment for any reason, assuming the closing occurs on or prior to December 31, 2009:

(i) A severance payment of $975,000 (Mr. Wygod’s current base salary), per year payable for three years following the date of termination in equal installments at the same time as WebMD’s payroll practices (for an aggregate of $2,925,000); provided that the first six months of severance shall be delayed for six months and will be paid in a lump sum after such six month period in accordance with Section 409A of the Code.

(ii) A bonus payment in the amount of $933,333.34 (the average of the three annual bonuses prior to the closing date excluding the special bonus in connection with the sales of Emdeon Business Services and Emdeon Practice Services) for each of the three calendar years following the date of termination (for an aggregate of $2.8 million). The payments will be made at such time as bonuses are paid to executive officers generally for each such year but not later than December 31 of the year following the year to which the bonus relates.

(iii) Continued participation in WebMD’s health, dental, vision and life insurance plans in which he participates on the date of termination (or reasonably equivalent plans) for three years from the date of termination (or, if earlier, until eligible for comparable coverage with a subsequent employer).

If his employment is terminated by WebMD following the merger without Cause, by Mr. Wygod for Good Reason or as a result of death or disability, the vesting of all of his equity would accelerate and his options would remain outstanding for three years (but in no event longer than the expiration of the original term) or, if on or following a Change in Control, through the expiration of the original term. At such time as Mr. Wygod’s employment terminates, he will not be required to provide any consulting services in order to receive payments and benefits under the employment agreement. See “HLTH Executive Compensation — Employment Agreements with the HLTH Named Executive Officers — Martin J. Wygod” below.

Kevin Cameron.  HLTH is party to an employment agreement with Kevin Cameron effective September 23, 2004, which was subsequently amended effective February 1, 2006 and December 16, 2008. In February 2008, Mr. Cameron went on medical leave from his position as Chief Executive Officer. Mr. Cameron is also a Director of HLTH.

As it is anticipated that Mr. Cameron will undergo a change in title and position as of the closing, Mr. Cameron may terminate his employment for “good reason” as defined in his employment agreement. In such event, he would be entitled to certain severance benefits from WebMD as successor to HLTH. Under Mr. Cameron’s employment agreement, a termination for good reason includes any of the following: (i) a material breach by HLTH of its obligations to Mr. Cameron under the employment agreement; (ii) a material demotion of Mr. Cameron’s position with HLTH; and (iii) if Mr. Cameron is required by HLTH to commute, on a regular basis, to HLTH’s headquarters and such headquarters is outside of the New York City metropolitan area. Mr. Cameron must provide HLTH with 30 days, written notice of a termination for good reason, and such notice must specify the basis for such termination. HLTH must be given the opportunity to cure the basis for such good reason termination within such 30-day period. Mr. Cameron also has the right to terminate his employment upon 30 days’ written notice after eleven months following a change in control of HLTH; however, he has acknowledged that the transactions contemplated by the merger agreement will not constitute a change in control of HLTH for purposes of his employment agreement.

If Mr. Cameron terminates his employment for good reason, his employment agreement generally provides for the following benefits:

•	As a result of his serving as Chief Executive Officer for over three years, he would be entitled to continuation of his base salary for three years from his termination date at the rate in effect on his termination date; this rate is currently $660,000 per year (an aggregate of $1.98 million); provided that the first six months of severance shall be delayed for six months and will be paid in a lump sum after such six month period in accordance with Section 409A of the Code.

•	He would generally be entitled to continue to participate for three years, on the same terms and conditions that would have applied had he remained employed by HLTH during such period, in all health, medical, dental, life, and disability plans provided to him at the time of such termination and which are provided to employees generally following the date of termination (or comparable plans).

•	His HLTH stock options and restricted stock granted on or before October 1, 2004, would remain outstanding and continue to vest, and would otherwise be treated as if he remained in the employ of HLTH through the three-year period he is receiving continuation of base salary. The only such equity that currently has an unvested portion is (i) the option granted on October 1, 2004 at a per share exercise price of $6.99, with 345,000 shares scheduled to vest on October 1, 2009 and (ii) the restricted stock granted on that same date with 63,250 shares scheduled to vest on October 1, 2009.

•	The portion of the WebMD stock option granted to him on September 28, 2005 at a per share price of $17.50, that would have vested on the next vesting date following the termination date would vest on his termination date and would remain exercisable for the 90-day post-termination exercise period specified in such option plus an extension to the later of (i) the fifteenth day of the third month following such exercise period or (ii) December 31 of the calendar year in which such post-termination exercise period would terminate, but in no event beyond the expiration of the option’s original ten-year term. The last vesting of this grant (with respect to 13,750 shares) is scheduled to occur on September 28, 2009.

•	The HLTH stock option granted to him on October 23, 2006, would remain outstanding and continue to vest until the next vesting date, and the next vesting date of the HLTH restricted stock grant made on the same date would accelerate to the date of termination. The last vesting of this grant, (in the case of the option, with respect to 360,000 shares and in the case of the restricted stock, 120,000 shares) is scheduled to occur on October 23, 2009.

In addition, as Mr. Cameron has been on medical leave since February 2008, the Company may terminate his employment as a result of disability, as defined in his employment agreement. In such event, he would be entitled to receive the benefits described above as well as accelerated vesting of the equity granted to Mr. Cameron after October 1, 2004 (including the grant of options made on December 10, 2008).

Charles Mele.  HLTH is party to an employment agreement with Charles Mele, pursuant to which he serves as HLTH’s Executive Vice President, General Counsel and Secretary. Mr. Mele’s employment agreement became effective February 1, 2006 and was subsequently amended on each of December 16, 2008 and February 19, 2009.

As it is anticipated that Mr. Mele will undergo a change in title and position as of the closing, Mr. Mele may terminate his employment for “good reason,” as defined in his employment agreement. In such event, he would be entitled to certain severance benefits from WebMD as successor to HLTH. Under Mr. Mele’s employment agreement, a termination for good reason includes any of the following: (i) a material reduction in Mr. Mele’s title or responsibilities with HLTH; (ii) if, for any reason, Mr. Mele is required to report to anyone other than the chief executive officer of HLTH; (iii) any reduction in Mr. Mele’s base salary or material fringe benefits provided by HLTH; (iv) any material breach by HLTH of the employment agreement; (v) Mr. Mele is required to relocate his place of work to a location that is more than 25 miles from his current residence; or (vi) six months following a change in control of HLTH, so long as Mr. Mele remains in the employ of HLTH’s successor or HLTH during such six-month period. Mr. Mele, however, has acknowledged that the transactions contemplated by the merger agreement will not constitute a change in control of HLTH for purposes of his employment agreement. Mr. Mele must provide HLTH with 30 days’ written notice of a termination for good reason, and such notice must specify the basis for such termination.

If Mr. Mele terminates his employment for good reason, his employment agreement provides for the following benefits:

•	He would be entitled to continuation of his base salary for three years from his termination date at the rate in effect on his termination date; this rate is currently $450,000 per year.

•	He would be entitled to an amount for each of the three years from his termination date equal to the greater of (i) the average of the annual bonuses (excluding the special bonuses he received in connection with the sales of EBS and EPS) he received in the three years prior to his termination and (ii) the amount of the bonus he received in the last of those years. Mr. Mele’s annual bonus for 2006, 2007 and 2008 was $350,000, $233,000 and $350,000, respectively.

•	He would be entitled to continue to participate for three years, on the same terms and conditions that would have applied had he remained employed by HLTH during such period, in all health, medical, dental, and life insurance plans provided to him at the time of such termination and which are provided to employees generally following the date of termination. In addition, in lieu of participation in a comparable disability plan, WebMD would pay an amount equal to the greater of (i) two times the company cost of such insurance and (ii) $10,000 per year for three years.

•	All HLTH stock options granted to him prior to March 17, 2004, which are all currently vested, would remain exercisable until they would otherwise expire under the terms of the option agreement pursuant to which they were granted.

•	The HLTH stock options granted on March 17, 2004, which are all currently vested, would remain exercisable for the 90-day post-termination exercise period specified in such options plus an extension to the later of (i) the fifteenth day of the third month following such exercise period or (ii) December 31 of the calendar year in which such post-termination exercise period would terminate, but in no event beyond the expiration of the options’ original ten year term.

•	The portion of the WebMD stock options granted to him on September 28, 2005 at a price per share exercise price of $17.50, that would have vested on the next vesting date following the date of termination would be deemed vested on the termination date and remain exercisable for the 90-day post-termination exercise period specified in such options plus an extension to the later of (i) the fifteenth day of the third month following such exercise period or (ii) December 31 of the calendar year in which such post-termination exercise period would terminate, but in no event beyond the expiration of the options’ original ten year term. The last vesting of this grant (with respect to 11,000 shares) is scheduled to occur on September 28, 2009.

•	The HLTH stock options granted to Mr. Mele on October 23, 2006 at a per share exercise price of $11.86, would remain outstanding and continue to vest until the next vesting date, and the next vesting date of the HLTH restricted stock grant made on the same date would accelerate to the date of termination. The last vesting date of this grant (in the case of the option, with respect to 120,000 shares and in the case of the restricted stock, 40,000 shares) is scheduled to occur on October 23, 2009.

•	The HLTH option to purchase 300,000 shares granted to him on December 10, 2008 at a per share exercise price of $9.46, would remain outstanding and continue to vest until the next vesting date. These options vest in equal annual installments of 25% commencing on December 10, 2009.

Security Ownership by HLTH Management

For information regarding the beneficial ownership of HLTH Common Stock and WebMD Class A Common Stock by HLTH’s directors and executive officers, see “Security Ownership of Certain HLTH Beneficial Owners and HLTH Management.”

Security Ownership by WebMD Management

For information regarding the beneficial ownership of WebMD Class A Common Stock and HLTH Common Stock by WebMD’s directors and executive officers, see “Security Ownership of Certain WebMD Beneficial Owners and WebMD Management.”

Indemnification and Insurance

Pursuant to the merger agreement, HLTH and WebMD will cooperate to maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the effective time covering those persons who are currently covered on the date of the merger agreement by the directors’ and officers’ liability insurance policy of HLTH or who become covered prior to the effective time on terms with respect to coverage and amount no less favorable than those in the current directors’ and officers’ liability insurance policy maintained by HLTH in effect on the date of the merger agreement.

In addition, pursuant to the merger agreement, the certificate of incorporation and the bylaws of the surviving corporation may not be amended, modified or repealed for a period of six years from the completion of the merger in a manner that would adversely affect the rights with respect to indemnification, advancement of expenses and exculpation of individuals who, at or prior to the completion of the merger, were officers or directors of HLTH, unless such amendment, modification or repeal is required by applicable law after the completion of the merger.

Compensation of the WebMD Special Committee

In consideration of the expected time and other commitments that would be required of WebMD Special Committee members, the Compensation Committee of the WebMD Board of Directors determined that Jerome C. Keller and Stanley S. Trotman would each receive a one-time fee of $50,000 for service on the WebMD Special Committee. Mr. Trotman also received a one-time fee of $20,000 for serving as Chairperson of the WebMD Special Committee. Such fees are being paid without regard to whether the WebMD Special Committee ultimately recommended approval of the merger agreement or whether the merger is consummated. In addition, the members of the WebMD Special Committee will also be reimbursed for their reasonable out-of-pocket travel and other expenses in connection with their service on the WebMD Special Committee.

Listing of WebMD Common Stock

The shares of WebMD Common Stock issuable to HLTH stockholders pursuant to the merger agreement have been or will be approved for listing on the Nasdaq Global Select Market. After the merger, the shares of WebMD Common Stock will continue to be listed on the Nasdaq Global Select Market under the symbol “WBMD.”

Exchange Agent

Prior to the effective time of the merger, WebMD will enter into an agreement with an exchange agent reasonably acceptable to HLTH for the payment of the merger consideration described in the merger agreement.

Material U.S. Federal Income Tax Consequences of the Merger

The following summary discusses the material U.S. federal income tax consequences applicable to a U.S. holder (as defined below) as a result of the merger and certain other matters specified below. This summary is based upon the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change or different interpretations, possibly with retroactive effect. This summary is limited to U.S. holders that hold their shares of HLTH Common Stock as capital assets within the meaning of Section 1221 of the Code. As used in this summary, a “U.S. holder” is a beneficial owner of HLTH Common Stock that is, for U.S. federal income tax purposes, (a) an individual who is a citizen or resident of the United States, (b) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any State or the District of Columbia, (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (d) a trust (other than a grantor trust) if (A) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) it has a valid election in effect to be treated as a U.S. person.

This summary does not address all of the U.S. federal income tax consequences that may be relevant to particular HLTH stockholders in light of their own investment circumstances or HLTH stockholders that are subject to special rules under U.S. federal income tax laws, including, without limitation, persons receiving payment for terminated options, persons who have acquired HLTH stock upon the exercise of stock options or pursuant to other compensatory arrangements, stockholders that are not U.S. holders, insurance companies, tax-exempt organizations, financial institutions, investment companies, broker-dealers, mutual funds, real estate investment trusts, partnerships (including for this purpose any entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes), and persons holding their HLTH Common Stock through such entities, persons whose “functional” currency is not the U.S. dollar, and persons who hold HLTH Common Stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction. This summary does not discuss the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the merger, whether or not in connection with the merger. In addition, this discussion does not address the tax consequences of the merger under state, local or foreign tax laws or under U.S. federal tax laws other than those pertaining to income taxation.

If a partnership (including any entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) holds HLTH Common Stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. A partner in a partnership holding HLTH Common Stock should consult its own tax advisor regarding the tax consequences of the merger.

No ruling has been or is expected to be sought from the Internal Revenue Service, or the IRS, as to the U.S. federal income tax consequences of the merger. The following discussion is not binding on the IRS or any court, and no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

The obligations of HLTH and WebMD to consummate the merger are conditioned upon the receipt by HLTH and WebMD of tax opinions from Shearman and Cahill, respectively, dated as of the closing date of the merger, substantially to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and each of WebMD and HLTH will be a party to the reorganization within the meaning of Section 368(b) of the Code. These opinions will be based on the accuracy of certain factual representations and covenants made by WebMD and HLTH (including those contained in officer’s certificates to be provided by WebMD and HLTH at the time of closing), and on customary factual assumptions, limitations and qualifications. The tax opinions do not bind the IRS and do not prevent the IRS from asserting a contrary opinion. In addition, if any of the representations or assumptions upon which the tax opinions are based are inconsistent with the actual facts, the tax consequences of the merger could be different.

U.S. Federal Income Tax Treatment of the Merger

Subject to the assumptions, qualifications and limitations set forth herein, in the opinion of Shearman, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and each of WebMD and HLTH will be a party to the reorganization within the meaning of Section 368(b) of the Code.

In rendering the opinion set forth above, Shearman has relied, among other things, on (i) representations and covenants made by HLTH and WebMD, including those contained in officer’s certificates provided by HLTH and WebMD, and (ii) certain assumptions, including an assumption regarding the completion of the merger in the manner contemplated by the merger agreement and this joint proxy statement/prospectus. In addition, Shearman’s opinion assumes the absence of changes in existing facts or in law between the date of this joint proxy statement/prospectus and the effective time of the merger, and that all of the representations and covenants made by HLTH and WebMD will continue to be true and accurate in all respects as of the effective time of the merger. If any of the representations, covenants or assumptions are inaccurate, incomplete or untrue, or any of the covenants are breached, Shearman’s opinion contained herein could be affected.

U.S. Federal Income Tax Treatment of the Merger to WebMD and HLTH

Based on the treatment of the merger as a reorganization within the meaning of Section 368(a) of the Code, neither WebMD or HLTH will recognize gain or loss for U.S. federal income tax purposes as a result of the merger.

U.S. Federal Income Tax Treatment of the Merger to WebMD Stockholders

The merger will not be a taxable transaction to WebMD Class A Common stockholders in respect of their WebMD shares, which will remain outstanding after the merger.

Exchange of HLTH Common Stock for WebMD Common Stock.

Based upon the treatment of the merger as a reorganization within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences of the merger to U.S. holders are as follows:

•	a U.S. holder whose shares of HLTH Common Stock are exchanged in the merger solely for shares of WebMD Common Stock will not recognize gain or loss, except with respect to cash received in lieu of fractional shares of WebMD Common Stock (as discussed below);

•	a U.S. holder’s aggregate tax basis in shares of WebMD Common Stock received in the merger (including any fractional shares deemed received and exchanged for cash) will equal the aggregate tax basis of the HLTH Common Stock surrendered in the merger; and

•	a U.S. holder’s holding period for shares of WebMD Common Stock received in the merger will include the holding period for the shares of HLTH Common Stock surrendered in the merger.

The above discussion does not specifically address tax basis issues with respect to a U.S. holder that acquired different blocks of HLTH Common Stock at different times or different prices. If a U.S. holder acquired different blocks of HLTH Common Stock at different times or different prices, such U.S. holder’s tax basis and holding periods in WebMD Common Stock may be determined with reference to each block of HLTH Common Stock.

Any cash received by a U.S. holder instead of a fractional share of WebMD Common Stock pursuant to the merger generally will be treated as if such fractional share had been issued in the merger and then redeemed by WebMD. This deemed redemption generally will be treated as a sale or exchange of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the tax basis allocated to such fractional share of WebMD Common Stock. If a U.S. holder’s holding period with respect to HLTH Common Stock surrendered in the merger is greater than one year as of the date of the merger, the gain or loss recognized generally will be long-term capital gain or loss. For non-corporate U.S. holders, long-term capital gain is currently taxable at a maximum U.S. federal income tax rate of 15%. The deductibility of losses is subject to limitations under the Code.

Backup Withholding

The amount of any cash payments received by a U.S. holder instead of a fractional share of WebMD Common Stock in connection with the merger may be subject to backup withholding of U.S. federal income tax, unless (1) the U.S. holder is a corporation or comes within certain other exempt categories or (2) prior to payment, the U.S. holder provides an accurate taxpayer identification number and certifies as required on a duly completed and executed IRS Form W-9 (or permitted substitute form), and otherwise complies with the requirements of the backup withholding rules. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided the required information is timely furnished to the IRS.

The foregoing discussion is not intended to be legal or tax advice to any particular HLTH stockholder. Tax matters regarding the merger are complicated, and the tax consequences of the merger to any particular HLTH stockholder will depend on that stockholder’s particular situation. HLTH’s stockholders are urged to consult their own tax advisors regarding the specific tax consequences of the merger, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws to them.

Anticipated Accounting Treatment of the Merger

The merger will be accounted for as a reverse merger. WebMD will be issuing WebMD Common Stock to effect the merger and it will survive as the publicly listed company after completion of the merger. However, because HLTH controlled WebMD prior to the merger and because HLTH’s shareholders, as a group, will own the majority of the total voting power of WebMD’s voting securities following the merger, FASB Statement No. 141(R), Business Combinations does not apply to the transaction which will be accounted for as a merger of entities under common control, whereby, for accounting purposes, HLTH will be treated as the acquirer and WebMD will be treated as the acquired company. Accordingly, after the merger is completed, WebMD’s historical financial statements for periods prior to the completion of the merger will reflect the historical financial information of HLTH.

FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, requires that changes in a parent company’s ownership interest, while the parent company retains its controlling financial interest in its subsidiary, shall be accounted for as equity transactions. Although the holders of WebMD Class A Common Stock (the noncontrolling interest in WebMD) are not exchanging their shares in the merger, the common control merger accounting will require the transaction to be presented as if HLTH acquired the noncontrolling interest in WebMD. Accordingly, the deemed acquisition by HLTH of the portion of WebMD that it does not currently own will be accounted for as an equity transaction.

For additional information, see “Unaudited Pro Forma Condensed Consolidated Financial Statements.”

Litigation Relating to the Merger

A purported class action was filed on behalf of WebMD stockholders in the Supreme Court of the State of New York, County of New York. Roberta Feinstein v. WebMD Health Corporation, et al., No. 650369/2009 (Sup. Ct. N.Y. Co.). The action names as defendants WebMD; certain directors of WebMD; and HLTH. The action alleges, among other things, that the members of the WebMD board of directors breached their fiduciary duties of care, loyalty, good faith and candor in agreeing to the merger and have attempted to unfairly deprive WebMD stockholders of the true value of their investment in WebMD, with the action containing additional allegations that HLTH aided and abetted the WebMD directors’ breaches of fiduciary duty. The lawsuit seeks, among other things, to certify plaintiff as class representative, to enjoin the completion of the merger, a declaration that the members of the WebMD board of directors have breached their fiduciary duties, and an award of attorneys’ and experts’ fees and expenses.

WebMD and HLTH believe that the class claim asserted by WebMD stockholders relating to the merger is without merit and intend to contest it vigorously.

Dissenters’ Rights

The holders of WebMD Class A Common Stock and HLTH Common Stock will not be entitled to exercise dissenters’ rights with respect to any matter to be voted upon at the Annual Meetings.

Section 262 of the General Corporation Law provides that stockholders have the right, in some circumstances, to dissent from certain corporate action and to instead demand payment of the fair value of their shares. Stockholders do not have appraisal rights with respect to shares of any class or series of stock if such shares of stock, or depositary receipts in respect thereof, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is publicly listed or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing.

Therefore, because HLTH’s Common Stock is listed on the Nasdaq Global Select Market and pursuant to the merger, each outstanding share of HLTH Common Stock will be converted into 0.4444 shares of WebMD Common Stock, holders of HLTH Common Stock will not be entitled to dissenters’ appraisal rights in the merger with respect to their shares of HLTH Common Stock.

HLTH, the sole holder of WebMD Class B Common Stock, has agreed to vote in favor of the merger, which would waive its dissenters’ rights.

INFORMATION ABOUT THE COMPANIES

WebMD

WebMD Health Corp., a Delaware corporation, is a leading provider of health information services to consumers, physicians and other healthcare professionals, employers and health plans through its public and private online portals and health-focused publications.

•	Public Portals. WebMD’s public portals for consumers enable them to obtain health and wellness information (including information on specific diseases or conditions), check symptoms, locate physicians, store individual healthcare information, receive periodic e-newsletters on topics of individual interest and participate in online communities with peers and experts. WebMD’s public portals for physicians and healthcare professionals make it easier for them to access clinical reference sources, stay abreast of the latest clinical information, learn about new treatment options, earn continuing medical education credit and communicate with peers. WebMD also publishes WebMD the Magazine, a consumer magazine distributed to physician office waiting rooms. WebMD’s public portals generate revenue primarily through the sale of advertising and sponsorship products, as well as continuing medical education services. The sponsors and advertisers include pharmaceutical, biotechnology, medical device and consumer products companies. WebMD also provides e-detailing promotion and physician recruitment services for use by pharmaceutical, medical device and healthcare companies.

•	Private Portals. WebMD’s private portals enable employers and health plans to provide their employees and plan members with access to personalized health and benefit information and decision-support technology that helps them make more informed benefit, provider and treatment choices. WebMD provides related services for use by such employees and members, including lifestyle education and personalized telephonic health coaching. WebMD generates revenue from its private portals through the licensing of these portals to employers and health plans either directly or through distributors.

WebMD Class A Common Stock, which has one vote per share, began trading on the Nasdaq National Market under the symbol “WBMD” on September 29, 2005 and now trades on a successor market, the Nasdaq Global Select Market. As of the date of this joint proxy statement/prospectus, HLTH Corporation owns all 48,100,000 shares of WebMD Class B Common Stock, which has five votes per share. As of the date of this joint proxy statement/prospectus, the Class B Common Stock owned by HLTH represents approximately 83.2% of WebMD’s outstanding Common Stock and, since WebMD Class B Common Stock has five votes per share and Class A Common Stock has one vote per share, HLTH ownership represents approximately 96% of the combined voting power of WebMD’s outstanding Common Stock. After the merger, WebMD Common Stock will continue to be quoted on the Nasdaq Global Select Market under the symbol “WBMD.” WebMD executive offices are located at 111 Eighth Avenue, New York, New York 10011, and its telephone number is (212) 624-3700.

Important business and financial information about WebMD is incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

HLTH

HLTH Corporation is a Delaware corporation that was incorporated in December 1995 and commenced operations in January 1996 as Healtheon Corporation. Healtheon changed its name to Healtheon/WebMD Corporation in November 1999, to WebMD Corporation in September 2000, to Emdeon Corporation in October 2005 and to HLTH Corporation in May 2007. As of the date of this joint proxy statement/prospectus, HLTH owns the following: approximately 83.2% of the outstanding Common Stock of WebMD; and the wholly-owned subsidiaries that constitute HLTH’s Porex business. Porex develops, manufactures and distributes proprietary porous plastic products and components used in healthcare, industrial and consumer applications. Porex’s customers include both end-users of its finished products, as well as manufacturers that include Porex components in their products. Porex is an international business with manufacturing operations in North America, Europe and Asia and customers in more than 75 countries.

HLTH Common Stock, par value $0.0001 per share, began trading on the Nasdaq National Market under the symbol “HLTH” on February 11, 1999 and now trades under that symbol on the Nasdaq Global Select Market. As of August 31, 2009, there were 105,105,340 shares of HLTH Common Stock outstanding (including 1,121,850 unvested shares of restricted HLTH Common Stock).

HLTH executive offices are located at 669 River Drive, Center 2, Elmwood Park, New Jersey 07407-1361, and its telephone number is (201) 703-3400.

Important business and financial information about HLTH is incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

EFFECT OF THE MERGER ON HLTH’S CONVERTIBLE NOTES

In connection with the merger, WebMD has agreed to assume all of HLTH’s obligations under HLTH’s convertible notes indentures.

3 1/8% Convertible Notes Due 2025

As of June 30, 2009, HLTH had outstanding approximately $250 million aggregate principal amount of 3 1/8% Convertible Notes due 2025, which we refer to as the 3 1/8% Notes. Holders of the 3 1/8% Notes may convert the notes at any time into shares of HLTH Common Stock. In the event a holder of 3 1/8% Notes converts those Notes into shares of HLTH Common Stock pursuant to the terms of the applicable indenture prior to the effective time of the merger, those shares would be treated in the merger like all other shares of HLTH Common Stock. In the event a holder of the 3 1/8% Notes converts those Notes pursuant to the applicable indenture following the effective time of the merger, those Notes would be converted into the merger consideration payable in respect of the HLTH shares into which such 3 1/8% Notes would have been convertible. Based on the exchange ratio for the merger and the terms of the applicable indenture, the 3 1/8% Convertible Notes would have a conversion price of approximately $35.03 per share of WebMD Common Stock.

In connection with the merger, WebMD will enter into a supplemental indenture to the indenture underlying the 3 1/8% Notes providing for conversion and settlement of the 3 1/8% Notes.

At least fifteen days prior to the merger, HLTH will mail a notice of the merger to holders of the 3 1/8% Notes and the indenture trustee and, prior to the merger, will deliver an officer’s certificate and opinion of legal counsel stating that the proposed merger and supplemental indenture will comply with the existing indenture. Upon the effectiveness of the merger, the surviving corporation will file an officer’s certificate with the indenture trustee describing any adjustment to the conversion rate applicable to the 3 1/8% Notes and stating the facts requiring the adjustment. In addition, the surviving corporation will mail a notice of any merger-related adjustment to the conversion rate applicable to the 3 1/8% Notes to the holders of the 3 1/8% Notes describing the adjusted conversion rate and the date the rate becomes effective. Upon executing the supplemental indenture, the surviving corporation will file an officer’s certificate with the indenture trustee stating briefly the reasons for the supplemental indenture, the consideration payable upon conversion of the notes, and any adjustment to be made with respect to the applicable conversion rate. Within twenty days following the execution of the supplemental indenture, the surviving corporation will mail a notice to holders of the 3 1/8% Notes of the execution of the supplemental indenture.

1.75% Convertible Subordinated Notes Due 2023

As of June 30, 2009, HLTH had outstanding approximately $265 million aggregate principal amount of 1.75% Convertible Subordinated Notes due 2023, which we refer to as the 1.75% Notes. Holders of 1.75% Notes may convert the notes into shares of HLTH Common Stock between the date that is 15 days prior to the anticipated effective time of the merger and the date that is 15 days after the actual effective date of the merger. After the merger, the holders of 1.75% Notes may convert the notes into shares of WebMD Common Stock if the sale price of WebMD Common Stock exceeds 120% of the conversion price set forth in the indenture for the 1.75% Notes for 20 out of 30 trading days. HLTH (or, after the merger, the surviving corporation) may redeem the 1.75% Notes between June 15, 2008 and June 20, 2010 if the sale price of HLTH Common Stock (or, after the merger, WebMD Common Stock) exceeds 125% of the conversion price set forth in the indenture for the 1.75% Notes for 20 out of 30 trading days or upon certain other events.

In the event a holder of 1.75% Notes converts those Notes into shares of HLTH Common Stock pursuant to the terms of the applicable indenture prior to the effective time of the merger, those shares would be treated in the merger like all other shares of HLTH Common Stock. In the event a holder of the 1.75% Notes converts those Notes pursuant to the applicable indenture following the effective time of the merger, those Notes would be converted into the merger consideration payable in respect of the HLTH shares into which such 1.75% Notes would have been convertible. Based on the exchange ratio for the merger and the terms of the applicable indenture, the 1.75% Convertible Subordinated Notes would have a conversion price of approximately $34.63 per share of WebMD Common Stock.

In connection with the merger, WebMD will enter into a supplemental indenture to the indenture underlying the 1.75% Notes providing for conversion and settlement of the 1.75% Notes.

At least fifteen days prior to the merger, HLTH will mail a notice of the merger to holders of the 1.75% Notes and the indenture trustee and, prior to the merger, will deliver an officer’s certificate and opinion of legal counsel stating that the proposed merger and supplemental indenture will comply with the existing indenture. Upon the effectiveness of the merger, the surviving corporation will file an officer’s certificate with the indenture trustee describing facts requiring the adjustment and the method of computing such adjustment. In addition, the surviving corporation will mail a notice of any adjustment to the conversion rate applicable to the 1.75% Notes to the holders of the 1.75% Notes. Upon executing the supplemental indenture, the surviving corporation will file an officer’s certificate with the indenture trustee stating briefly the reasons for the supplemental indenture, the consideration payable upon conversion of the notes, and any adjustment to be made with respect to the applicable conversion rate. Promptly after the supplemental indenture becomes effective, the surviving corporation will mail a notice to holders of the 1.75% Notes of the execution of the supplemental indenture.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus, and is incorporated into this joint proxy statement/prospectus by reference. You should read the merger agreement in its entirety, as it is the legal document governing the merger, and the provisions of the merger agreement are not easily summarized.

The Merger

The merger agreement provides for the merger of HLTH with and into WebMD. As a result of the merger, the separate corporate existence of HLTH will cease and WebMD will continue as the surviving company.

Effective Time; Closing

The closing will occur no later than the second business day following the satisfaction or waiver of the conditions set forth in the merger agreement; provided, however, that the closing must occur by no later than December 31, 2009.

Effect of the Merger

Upon completion of the merger, all the property, rights, privileges, powers and franchises of HLTH will vest in WebMD, and all debts, liabilities, obligations, restrictions, disabilities and duties of HLTH will become the debts, liabilities, obligations, restrictions, disabilities and duties of WebMD.

Certificate of Incorporation and Bylaws

At the effective time, the Restated Certificate of Incorporation of WebMD will be amended in its entirety in the form of Annex G, and, as so amended will be the Restated Certificate of Incorporation of the surviving corporation.

As of the effective time, the Amended and Restated Bylaws of WebMD, as in effect immediately prior to the effective time, shall be the bylaws of the surviving corporation.

Directors and Officers

The directors of both WebMD and HLTH immediately prior to the merger will be the directors of WebMD following the merger and will hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, removal or resignation. The directors of HLTH who are not currently on the board of directors of WebMD are Messrs. Paul A. Brooke, Kevin M. Cameron, Herman Sarkowsky and Joseph E. Smith. Messrs. Brooke and Cameron will be added as WebMD Class II directors with terms expiring in 2010. Mr. Sarkowsky will be added as a WebMD Class III director with a term expiring in 2011. Mr. Smith will be added as a WebMD Class I director with a term expiring in 2012. The WebMD Board of Directors, by resolution of the WebMD Board, shall increase the number of directors constituting the WebMD Board to effect this change.

The officers of WebMD immediately prior to the merger will be the officers of WebMD following the merger and will hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, removal or resignation.

Effect on Capital Stock; Merger Consideration; Exchange of Certificates

Effect on Capital Stock; Merger Consideration

Upon completion of the merger:

•	Effect on WebMD Capital Stock. Each share of WebMD stock not owned by HLTH or any HLTH subsidiary issued and outstanding immediately prior to the merger will remain issued and outstanding after the merger, and each share of WebMD stock owned by HLTH or any HLTH subsidiary will be canceled.

•	Conversion of HLTH Common Stock. Each share of HLTH Common Stock (other than any shares to be cancelled as described below) will be cancelled and converted automatically into 0.4444 shares of WebMD Common Stock.

•	Cancellation of Treasury Stock and WebMD-Owned Stock. Each share of HLTH Common Stock held in the treasury of HLTH, and each share of HLTH Common Stock owned by WebMD or any wholly-owned subsidiary of WebMD or HLTH, will be cancelled without any conversion thereof and no payment or distribution will be made with respect thereto.

Exchange of Certificates

Exchange Agent.  Prior to the effective time of merger, WebMD will enter into an agreement with an exchange agent in connection with the conversion of HLTH Common Stock. At or immediately after the merger, WebMD will authorize the exchange agent to issue an aggregate number of shares of WebMD Common Stock equal to the merger consideration, as well as the certificates evidencing such shares. WebMD will also make available from time to time as needed to the exchange agent cash sufficient to pay cash in lieu of fractional shares.

Exchange Procedures.  WebMD will cause the exchange agent to mail to each holder of HLTH Common Stock as of the record date entitled to receive the merger consideration a letter of transmittal and accompanying instructions for surrendering the certificates evidencing their shares. In addition, HLTH will use its best efforts to make the letter of transmittal available to all persons who become holders of HLTH Common Stock during the period between the record date and the HLTH stockholders’ meeting. Upon surrender to the exchange agent of a certificate for cancellation, together with a duly completed and validly executed letter of transmittal and such other documents as may be required, the holder of such certificate will be entitled to receive the merger consideration in the form of a certificate representing that number of whole shares of WebMD Common Stock which the holder has the right to receive in respect of the shares of HLTH Common Stock formerly represented by such certificate (after taking into account all shares of HLTH Common Stock then held by the holder) and the certificate so surrendered will be cancelled.

Distributions with Respect to Unexchanged Shares of WebMD Common Stock.  No dividends or other distributions declared or made after the merger with respect to WebMD Common Stock with a record date after the merger will be paid to the holder of any unsurrendered HLTH certificate, until the holder surrenders the certificate. Subject to the effect of escheat, tax or other applicable laws, following surrender of any certificate, the holder of the certificates representing whole shares of WebMD Common Stock issued in exchange therefor will be paid, without interest, (i) the amount of any cash payable with respect to a fractional share of WebMD Common Stock to which the holder is entitled and dividends or other distributions with a record date after the merger and theretofore paid with respect to such whole shares of WebMD Common Stock, and (ii) at the appropriate payment date, dividends or other distributions, with a record date after the merger but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of WebMD Common Stock.

No Fractional Shares.  WebMD will not issue any fractional shares of WebMD Common Stock upon the surrender for exchange of certificates, and fractional share interests will not entitle the owner to any rights of a stockholder of WebMD. Instead, each holder of a fractional share interest will be paid an amount in cash (without interest) equal to the fractional share interest multiplied by the closing price of a share of WebMD

Class A Common Stock on the Nasdaq Global Select Market on the last trading day immediately preceding the effective time of the merger.

No Further Ownership Rights.  The merger consideration issued (and paid) upon conversion of any shares of HLTH Common Stock will be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares of HLTH Common Stock subject, however, to WebMD’s obligation to pay any dividends or other distributions with a record date prior to the merger that have been declared or made by HLTH on such shares of HLTH Common Stock in accordance with the merger agreement and which remain unpaid at the effective time of the merger.

Adjustments to Exchange Ratio.  The exchange ratio will be adjusted to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into WebMD Class A Common Stock or HLTH Common Stock), extraordinary cash dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to WebMD Class A Common Stock or HLTH Common Stock after execution of the merger agreement and before the merger.

Termination of Exchange Fund.  Any portion of the Exchange Fund remaining undistributed to the HLTH stockholders for six months after the merger will be delivered to WebMD, upon demand, and any HLTH stockholders who have not complied with the exchange procedures may thereafter look only to WebMD for the merger consideration and any dividends or distributions with respect to WebMD Common Stock to which they are entitled. Any portion of the Exchange Fund that remains unclaimed by HLTH stockholders immediately prior to the time such amounts would otherwise escheat to or become property of any governmental authority will, to the extent permitted by law, become WebMD’s property free and clear of any claims or interest of any person previously entitled thereto.

No Liability.  WebMD will not be liable to any HLTH stockholder for any share of WebMD Common Stock (or dividends or distributions with respect thereto) or cash properly delivered to a public official pursuant to any abandoned property, escheat or similar law.

Withholding Rights.  WebMD is entitled to deduct and withhold from the merger consideration otherwise payable to any HLTH stockholder the amounts it is required to deduct and withhold under any provision of tax law. If withheld, those amounts will be treated for purposes of the merger agreement as having been paid to the HLTH stockholder.

Lost Certificates.  If any certificate is lost, stolen or destroyed, upon an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if required by WebMD, the posting of a bond as indemnity against any claim that may be made against WebMD with respect to such certificate, the exchange agent will issue in exchange for such certificate the merger consideration, any cash in lieu of fractional shares of WebMD Common Stock to which the holders thereof are entitled and any dividends, other distributions or payments of principal or interest to which the holders thereof are entitled.

Stock Transfer Books

At the effective time of the merger, the stock transfer books of HLTH will be closed and there will be no further registration of transfers of shares of HLTH Common Stock. After the merger, the holders of certificates representing HLTH Common Stock outstanding immediately prior to the merger will cease to have any rights with respect to such shares, except as otherwise provided in the merger agreement or by applicable law. If, after the merger, any certificates are presented to the exchange agent or WebMD for transfer, they will be cancelled and exchanged for the proper merger consideration.

HLTH Stock Options

All outstanding stock options of HLTH will be assumed by WebMD without any further action on the part of HLTH or the option holders; these assumed options will become options to acquire WebMD Common Stock. The new exercise price and number of shares of WebMD Common Stock subject to the assumed options will be determined based on the exchange ratio. For a more detailed description, see “The Merger —

Interests of Certain Persons in the Merger — Treatment of Grants Under HLTH and WebMD Equity Plans — HLTH Stock Options.”

HLTH Restricted Stock

Each outstanding share of restricted stock of HLTH will be converted into 0.4444 shares of restricted WebMD Common Stock. For a more detailed description, see “The Merger — Interests of Certain Persons in the Merger — Treatment of Grants Under HLTH and WebMD Equity Plans — HLTH Restricted Stock Awards.”

Representations and Warranties of HLTH

Under the merger agreement, HLTH has made various representations and warranties to WebMD, which are qualified by reference to a confidential disclosure schedule and publicly-available documents HLTH has filed with the SEC prior to the date of the merger agreement, and, in many instances, by “Material Adverse Effect,” materiality or similar qualifications. The representations and warranties relate to the following:

•	Corporate Organization

•	Capitalization

•	Authority

•	No Conflict; Required Filings and Consents

•	SEC Filings; Financial Statements

•	Compliance with Laws

•	Absence of HLTH Material Adverse Effect

•	Absence of Litigation

•	Employee Benefit Plans

•	Taxes

•	Board Approval; Vote Required

•	Opinion of Financial Advisor

•	Joint Proxy Statement/Prospectus

•	Brokers

•	Labor

•	Environmental Laws

•	Intellectual Property

For purposes of conditions to closing, the representations and warranties of HLTH must be true and correct in all respects (without giving effect to materiality or “Material Adverse Effect” (as described below) qualifications) except when the failure to be true and correct would not have a Material Adverse Effect.

Representations and Warranties of WebMD

Under the merger agreement, WebMD has made various representations and warranties to HLTH, which are qualified by reference to a confidential disclosure schedule and publicly-available documents HLTH has filed with the SEC prior to the date of the merger agreement, and, in many instances, by “Material Adverse Effect,” materiality or similar qualifications. The representations and warranties relate to the following:

•	Corporate Organization

•	Capitalization

•	Authority

•	No Conflict; Required Filings and Consents

•	SEC Filings; Financial Statements

•	Absence of WebMD Material Adverse Effect

•	Absence of Litigation

•	Board Approval; Vote Required

•	Ownership of HLTH Capital Stock

•	Opinion of Financial Advisor

•	Joint Proxy Statement/Prospectus

•	Brokers

For purposes of conditions to closing, the representations and warranties of WebMD must be true and correct in all respects (without giving effect to materiality or “Material Adverse Effect” (as described below) qualifications) except when the failure to be true and correct would not have a Material Adverse Effect.

HLTH Material Adverse Effect

With respect to HLTH, “Material Adverse Effect” means any event, circumstance, change or effect that is or would reasonably be expected to have a material adverse effect on the results of operations, assets, liabilities or financial condition of HLTH and its subsidiaries (excluding WebMD and its subsidiaries) taken as a whole.

However, any change arising from the following events will not be considered a Material Adverse Effect:

•	changes in general economic conditions or changes in the financial or securities markets in general which do not affect HLTH disproportionately (relative to other industry participants);

•	the public announcement or the pendency of the merger and the other transactions related to the merger;

•	any action taken by HLTH with the consent of the WebMD Special Committee;

•	any agreement for, the public announcement or pendency of, or the consummation of, the divestiture of Porex; or

•	any event, circumstance, change or effect relating to WebMD.

WebMD Material Adverse Effect

With respect to WebMD, “Material Adverse Effect” means any event, circumstance, change or effect that is or would reasonably be expected to have a material adverse effect on the results of operations, assets, liabilities or financial condition of WebMD and its subsidiaries taken as a whole.

However, any change arising from the following events will not be considered a Material Adverse Effect:

•	changes in general economic conditions or changes in the financial or securities markets in general which do not affect WebMD disproportionately (relative to other industry participants);

•	general changes in the industries in which WebMD and its subsidiaries operate which do not affect WebMD disproportionately (relative to other industry participants);

•	the public announcement or the pendency of the transactions related to the merger;

•	any action taken by WebMD with the consent of HLTH; or

•	any agreement for, the public announcement or pendency of, or the consummation of, the divestiture of the Little Blue Book print directory business.

Conduct of Business by HLTH and WebMD Pending the Merger

Interim Operations

The merger agreement requires HLTH and WebMD to conduct their respective businesses (and the businesses of their respective subsidiaries) in the ordinary course and to use commercially reasonable efforts to preserve their business organization, keep available the services of current officers, directors and employees and maintain significant business relationships.

Limitations on Conduct

The merger agreement also places limitations (subject to exceptions or the consent of the WebMD Special Committee or HLTH, as the case may be) on HLTH and WebMD (and their respective subsidiaries) taking the following actions:

•	amending organizational documents;

•	issuing or redeeming any capital stock or other ownership interests (provided, however, that WebMD may make grants of stock options or restricted stock under WebMD’s Amended and Restated 2005 Long-Term Incentive Plan);

•	declaring or paying any dividend or other distribution;

•	reclassifying, redeeming, splitting, purchasing or otherwise acquiring any of its capital stock;

•	acquiring any entity or business;

•	making any material loan;

•	creating or permitting any material encumbrance on any asset or property;

•	incurring any material indebtedness;

•	as to HLTH (but not WebMD), modifying compensation payable to directors or certain employees;

•	as to HLTH (but not WebMD), granting any severance or termination pay to, or entering into an employment or severance agreement with, directors or certain employees;

•	making any material tax election or settling any material tax liability;

•	changing independent accountants or accounting methods;

•	failing to pay a material liability when due;

•	permitting any material insurance policy to be cancelled or terminated; and

•	adopting a plan of liquidation relating to HLTH.

None of the above restrictions prevent WebMD from entering into, without the consent of HLTH, one or more agreements for, and consummating a transaction with respect to the divestiture of the Little Blue Book print directory business. Similarly, none of the above restrictions prevent HLTH from entering into, without the consent of WebMD, one or more agreements for, and consummating a transaction with respect to the divestiture of Porex.

Efforts to Complete Merger

Each of HLTH and WebMD must use its reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the merger, the issuance of WebMD stock and the other transactions contemplated by the merger agreement, including using its reasonable best efforts to:

•	obtain all permits, consents, approvals and orders necessary for the consummation of the transactions; and

•	fulfill the conditions to the merger.

Filings

The regulatory filing of this Joint Proxy Statement/Prospectus is contemplated by the merger agreement.

Stockholders’ Meetings

Each of HLTH and WebMD is required to call a stockholders’ meeting for the purpose of voting upon the adoption of the merger agreement and approval of the merger as promptly as practicable, and must use reasonable best efforts to solicit from its stockholders proxies in favor of the merger, and take all other actions necessary to secure the required vote of its stockholders.

In the merger agreement, HLTH has agreed to vote all of the shares of WebMD Class B Common Stock that it holds in favor of the adoption of the merger agreement and the approval of the merger. Since HLTH controls approximately 96% of the voting power of the outstanding WebMD Common Stock, it can cause the merger to be approved by WebMD stockholders without the vote of any other stockholder.

Access to Information

Each of HLTH and WebMD is required to provide the other party with access to officers, directors, employees, facilities and books and records, and to provide the other party with reasonably requested information (subject to certain limitations).

D&O Insurance

HLTH and WebMD will cooperate to maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the effective time covering those persons who are currently covered on the date of the merger agreement by the directors’ and officers’ liability insurance policy of HLTH or who become covered prior to the effective time on terms with respect to coverage and amount no less favorable than those in the current directors’ and officers’ liability insurance policy maintained by HLTH in effect on the date of the merger agreement.

D&O Indemnification

Pursuant to the merger agreement, the certificate of incorporation and the bylaws of the surviving corporation may not be amended, modified or repealed for a period of six years from the completion of the merger in a manner that would adversely affect the rights with respect to indemnification, advancement of expenses and exculpation of individuals who, at or prior to the completion of the merger, were officers or directors of HLTH, unless such amendment, modification or repeal is required by applicable law after the completion of the merger.

Plan of Reorganization

Each of HLTH and WebMD will use their reasonable best efforts to cause the merger to qualify as a “reorganization” for U.S. federal income tax purposes.

Nasdaq Quotation

Promptly after the date of the merger agreement and in any event prior to the closing date, WebMD will use its reasonable best efforts to cause to be approved for listing on the Nasdaq Global Select Market the shares of WebMD Common Stock issuable in the merger and pursuant to the HLTH stock options assumed by WebMD. HLTH will cooperate with WebMD with respect to such approval.

Public Announcements

HLTH and WebMD agree that they will each use reasonable best efforts to consult with the other party before issuing any press release or making any public statements regarding the merger.

Assumption of Existing Indentures

WebMD agrees to assume all HLTH obligations under HLTH’s convertible notes indentures. See “Effect of the Merger on HLTH’s Convertible Notes.”

Notification of Certain Matters

Until completion of the merger, each party will promptly notify the other party in writing of: (i) any impending, threatened or actual event or circumstance that could reasonably be expected to cause any of its representations or warranties in the merger agreement to be materially untrue or inaccurate through completion of the merger; (ii) any impending, alleged, threatened or actual event or circumstance that could reasonably be expected to cause any condition, covenant or agreement in the merger agreement to fail to be satisfied; and (iii) any notice from any entity alleging that its approval is or may be required in connection with the merger and related transactions or that such transactions constitute a default under a contract that is material to such entity. The delivery of any notice described above will not affect the remedies available to the party receiving such notice.

Conditions to the Merger

Conditions to the Obligations of Each Party

The obligations of HLTH and WebMD to consummate the merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

•	the Registration Statement on Form S-4 having been declared effective;

•	adoption of the merger agreement and approval of the merger by the stockholders of HLTH;

•	adoption of the merger agreement, including the issuance of shares of WebMD Common Stock in connection with the merger, and approval of the merger by the stockholders of WebMD;

•	absence of any governmental law or order that would make the merger illegal or would otherwise prohibit the consummation of the merger; and

•	authorization for quotation on the Nasdaq Global Select Market of the WebMD shares to be issued in the merger.

Conditions to the Obligations of WebMD

The obligations of WebMD to consummate the merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

•	accuracy of representations and warranties of HLTH;

•	performance by HLTH of its covenants in all material respects;

•	receipt of tax opinion from counsel as to the treatment of the merger as a reorganization for U.S. federal income tax purposes; and

•	absence of Material Adverse Effect on HLTH.

Conditions to the Obligations of HLTH

The obligations of HLTH to consummate the merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

•	accuracy of representations and warranties of WebMD;

•	performance by WebMD of its covenants in all material respects;

•	receipt of tax opinion from counsel as to the treatment of the merger as a reorganization for U.S. federal income tax purposes; and

•	absence of Material Adverse Effect on WebMD.

Termination

The merger agreement may be terminated and the related transactions may be abandoned at any time prior to completion of the merger, notwithstanding any requisite adoption of the merger agreement and approval of the merger by the stockholders of HLTH and WebMD, as follows:

•	by mutual written consent duly authorized by the WebMD Board of Directors (with the approval of the WebMD Special Committee) and the Board of Directors of HLTH; or

•	by either WebMD (upon the approval of the WebMD Special Committee) or HLTH if the merger has not occurred by December 31, 2009; provided, however, that a party will not have the right to terminate if its failure to fulfill any obligation under the merger agreement has caused the failure of the merger to occur on or before that date; or

•	by either WebMD (upon the approval of the WebMD Special Committee) or HLTH if any law or governmental order has the effect of making the merger illegal or preventing or prohibiting the merger; or

•	by either WebMD (upon the approval of the WebMD Special Committee) or HLTH if: (i) the other party’s board of directors recommends a “Competing Transaction” (defined below) to its stockholders or enters into an agreement with respect to a Competing Transaction, (ii) a tender offer or exchange offer for 15% or more of the outstanding shares of capital stock of the other party is made and the other party’s board of directors fails to recommend against it, or (iii) the other party’s board of directors withdraws or changes its recommendation of the merger agreement or the merger in a manner adverse to the terminating party; or

•	by either WebMD (upon the approval of the WebMD Special Committee) or HLTH if HLTH stockholders fail to adopt the merger agreement and approve the merger at the HLTH stockholders’ meeting; or

•	by either WebMD (upon the approval of the WebMD Special Committee) or HLTH if WebMD stockholders fail to adopt the merger agreement, including the issuance of shares of WebMD Common Stock in connection with the merger, and approve the merger; or

•	by WebMD (upon the approval of the WebMD Special Committee) upon HLTH’s breach of any representation, warranty, covenant or agreement, or if any representation or warranty of HLTH has become untrue, such that the condition to closing regarding HLTH’s representations and warranties and covenants would not be satisfied. However, if the breach or inaccuracy is curable, WebMD may not terminate for so long as HLTH exercises its best efforts to cure such breach, unless such breach is not cured within 15 business days after receipt of written notice of such breach; or

•	by HLTH upon WebMD’s breach of any representation, warranty, covenant or agreement, or if any representation or warranty of WebMD has become untrue, such that the condition to closing regarding WebMD’s representations and warranties and covenants would not be satisfied. However, if the breach or inaccuracy is curable, HLTH may not terminate for so long as WebMD exercises its best efforts to cure such breach, unless such breach is not cured within 15 business days after receipt of written notice of such breach; or

•	by HLTH, (upon the approval of the HLTH Board of Directors) if the HLTH Board of Directors determines in good faith after consultation with counsel that it is required by its fiduciary duties under law to terminate the merger agreement in order to enter into a definitive agreement with respect to a “Superior Proposal” (defined below); or

•	by WebMD, upon the approval of the WebMD Special Committee, if the Special Committee determines in good faith after consultation with counsel that it is required by its fiduciary duties under law to terminate the merger agreement in order to enter into a definitive agreement with respect to a “Superior Proposal” (defined below).

For purposes of the discussion above, a “Competing Transaction” means:

•	with respect to any party (other than any divestitures of the Porex business or the Little Blue Book print directory business), (a) a merger transaction resulting in that party’s stockholders owning less than 90% of the voting power of the resulting entity; (b) a sale of more than 10% of the aggregate fair market value of that party’s consolidated assets; (c) a sale of more than 10% of any class of that party’s equity securities; (d) a tender offer or exchange offer that would result in any person beneficially owning more than 10% of any class of that party’s equity securities; or (e) a transaction which would reasonably be expected to impede, interfere with, prevent or materially delay any of the transactions under the merger agreement;

•	with respect to HLTH, any solicitation opposing the HLTH stockholders’ adoption of the merger agreement and approval of the merger; or

•	with respect to WebMD, any solicitation opposing the WebMD stockholders’ adoption of the merger agreement and approval of the merger or approval of the issuance of WebMD shares in the merger.

For purposes of the discussion above, a “Superior Proposal” means any bona fide proposal with respect to a Competing Transaction received by either party which the HLTH Board of Directors or the WebMD Special Committee, as applicable, determines in good faith, after consultation with its legal counsel, is reasonably capable of being consummated, and would, if consummated in accordance with its terms, be more favorable to the stockholders (in their capacity as such) of such party than the merger; provided, that, for purposes of this definition of “Superior Proposal,” each reference to “10%” and “90%” in the definition of “Competing Transaction” will instead be deemed to be a reference to “50%”.

General Provisions

Governing Law; Jurisdiction

The merger agreement and the legal relations between the parties will be governed by, and construed in accordance with, Delaware law. All actions and proceedings arising out of or relating to the merger agreement will be heard and determined exclusively in Delaware Chancery Court.

Fees and Expenses

All expenses incurred by either party and the WebMD Special Committee in connection with the merger will be paid by HLTH.

INTERESTS IN NET INCOME AND NET BOOK VALUE OF WEBMD

The table below sets forth the interests in WebMD’s net book value and net income by HLTH and the holders of WebMD Class A Common Stock immediately before the merger and by HLTH stockholders and the holders of WebMD Class A Common Stock immediately following the merger, in each case based upon the net book value of WebMD as of June 30, 2009 and the net income of WebMD for the three months ended June 30, 2009. As more fully described above in “The Merger — Certain Effects of the Merger — Effect on Ownership Structure of WebMD,” shares held by WebMD Class A Common Stockholders will remain outstanding following the merger, though they will no longer be called “Class A” since there will no longer be two classes of WebMD Common Stock.

			WebMD	WebMD
			Class A	Class A
		HLTH	Common	Common
	HLTH	Stockholders	Stockholders	Stockholders
	Immediately	Immediately	Immediately	Immediately
	Before the	After the	Before the	After the
	Merger(1)	Merger(2)	Merger(1)	Merger(2)

Ownership Percentage	83.2%	82.6%	16.8%	17.4%
Share of WebMD Net Income for the Six Months Ended June 30, 2009 (in thousands)	$4,076	$4,047	$823	$852
Share of WebMD Net Book Value as of June 30, 2009 (in thousands)	$538,794	$534,909	$108,795	$112,680

(1)	Calculated as of August 31, 2009, based on HLTH ownership of all 48,100,000 shares of WebMD Class B Common Stock and 9,712,421 shares outstanding of WebMD Class A Common Stock.

(2)	Calculated assuming that, following the merger: HLTH stockholders will own 46,210,263 shares of the outstanding common stock of the surviving corporation which represents 103,983,490 of HLTH Common Stock (based on shares outstanding as of August 31, 2009) multiplied by the exchange ratio of 0.4444; and WebMD Class A Common stockholders will own 9,712,421 shares, based on shares outstanding as of August 31, 2009.

DESCRIPTION OF WEBMD CAPITAL STOCK

If the proposal to adopt the merger agreement and approve the merger is approved by stockholders and the merger is effected, the certificate of incorporation of WebMD will be amended and restated in the merger. A copy of the WebMD certificate of incorporation, as so amended (which we refer to as the Amended WebMD Charter) is attached to this joint proxy statement/prospectus as Annex G. As more fully described below, the Amended WebMD Charter would provide for a maximum number of shares of WebMD Common Stock of 650,000,000 (an amount equal to the sum of the maximum number of shares of Class A Common Stock and the maximum number of shares of Class B Common Stock under the existing certificate of incorporation). The Amended WebMD Charter would also make certain other changes required in order to implement the removal of the existing dual-class capitalization structure. The only further changes contemplated by the Amended WebMD Charter merely give effect, at the time of the merger, to provisions of the existing certificate of incorporation that would automatically have become effective whenever HLTH ceased to own a majority of the voting power of WebMD’s outstanding Common Stock.

The WebMD Common Stock to be issued in connection with the merger will be issued under the Amended WebMD Charter. The following summary of the material terms of the WebMD Common Stock to be issued in connection with the merger does not include all of the terms of the WebMD Common Stock to be issued in connection with the merger and should be read together with the Amended WebMD Charter and the WebMD Amended and Restated By-laws, as well as the laws of Delaware.

Authorized Capital Stock

The Amended WebMD Charter will authorize the issuance by WebMD of a maximum of 700,000,000 shares of stock divided into two classes: 50,000,000 shares of Preferred Stock, par value $.01 per share; and 650,000,000 shares of Common Stock, par value $.01 per share.

The Amended WebMD Charter provides that each share of WebMD’s Class A Common Stock, par value $.01 per share (which we refer to as the Old Class A Common Stock), issued and outstanding or held in treasury immediately prior to the effectiveness of the Amended WebMD Charter will be automatically reclassified as and converted into one (1) share of Common Stock.

The Amended WebMD Charter further provides that each share of WebMD’s Class B Common Stock, per value of $.01 or share, issued and outstanding or held in treasury immediately prior to the effectiveness of the Amended WebMD Charter shall be cancelled pursuant to and in accordance with the merger agreement and no consideration shall be issued in respect thereof.

Accordingly, the merger would alter the authorized shares of capital stock of WebMD as summarized below:

Existing Authorized Capital Stock

50,000,000	Preferred Stock
500,000,000	Class A Common Stock
150,000,000	Class B Common Stock
700,000,000	Total

Proposed Authorized Capital Stock

50,000,000	Preferred Stock
650,000,000	Common Stock
700,000,000	Total

Common Stock

Voting rights

Holders of shares of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. Except as otherwise limited by applicable law, the Amended WebMD Charter or WebMD’s Amended and Restated By-laws, all questions presented to stockholders at a meeting at which a quorum is present shall be decided by an affirmative vote of a majority of the voting power of the shares present in person or by proxy and entitled to vote thereon. Subject to the special rights of the holders of any shares of Preferred Stock, if any, to elect directors, the holder of shares of Common Stock shall have the exclusive right to vote for the election of directors and, at all meetings of stockholder for the election of directors at which a quorum is present, a plurality of votes cast shall be sufficient. There is no cumulative voting with respect to the election of directors.

Dividend rights

Holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor on a per share basis in any dividend declared by the Board of Directors, subject to any preferential rights of any outstanding shares of Preferred Stock.

Liquidation Rights

If the event of liquidation, dissolution or winding up, all holders of Common Stock are entitled to receive all of the remaining assets of WebMD available for distribution to its stockholders, ratably in proportion to the number of shares held by them, after satisfaction of liabilities and subject to any rights, powers and preferences of any outstanding Preferred Stock.

Preemption and Redemption Rights

Holders of the shares of Common Stock have no preemptive or other subscription rights, and there are no redemption provisions applicable to the shares of Common Stock. The outstanding shares of Common Stock, upon payment, will be validly issued, fully paid and nonassessable.

Preferred Stock

The WebMD Board of Directors is authorized to issue Preferred Stock in one or more series and, with respect to each series, to determine the number of shares constituting any series, as well as the preferences, conversion and other rights, voting powers, restrictions and limitations as to dividends, qualifications and terms and conditions of redemption.

The WebMD Board of Directors is able to, without stockholder approval, and subject to any requirements of any applicable national securities exchange or the Nasdaq Global Select Market, issue Preferred Stock with voting and other rights that could adversely affect all of the rights of the holders of Common Stock, including, but without limitation, their voting power.

WebMD has no present plans to issue any shares of Preferred Stock. The ability of the Board of Directors to issue Preferred Stock without stockholder approval could have the effect of delaying, deferring or preventing a change in control or the removal of existing management.

The Preferred Stock and the variety of characteristics available for it offers WebMD flexibility in financing and acquisition transactions. An issuance of preferred stock could dilute the book value or adversely affect the relative voting power of WebMD’s shares of Common Stock. For example, the issuance of such Preferred Stock could be used to discourage unsolicited business combinations by providing for a series of Preferred Stock with voting rights that would enable the holder thereof to block such a transaction. Although the WebMD Board of Directors is required when issuing such stock to act based on its judgment as to the best interests of the stockholders of WebMD, the Board of Directors could act in a manner that would discourage or prevent a transaction some stockholders might believe is in WebMD’s best interests or in which stockholders could or would receive a premium for their shares of Common Stock over the market price.

Election of Directors; Classified Board

Directors of WebMD are divided into three classes serving staggered three-year terms. At each annual meeting of stockholders, one class of directors will be elected to succeed the class of directors whose terms have expired. This classification of the WebMD Board of Directors may have the effect of increasing the length of time necessary to change the composition of a majority of the Board of Directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the Board of Directors.

Subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances, any director may be removed from office only for cause, and only by the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding voting stock, voting together as a single class. With respect to vacancies on the Board of Directors resulting from the death, resignation, retirement, disqualification, removal or other cause, and newly created directorships resulting from an increase in the authorized number of directors, such vacancies may be filled only by the affirmative vote of a majority of the remaining directors.

Stockholder Proposals and Nominations

Stockholders seeking to bring business before or to nominate candidates for election as directors at an annual meeting of stockholders must provide timely notice of such proposed business in writing. To be timely, a stockholder’s notice generally must be delivered to or mailed and received at WebMD’s principal executive office not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. The WebMD Amended and Restated By-laws also specify certain requirements as to the form and content of a stockholder’s notice. Similar requirements apply to nominations that stockholders propose to make a special meeting of stockholders. These provisions may preclude stockholders from bringing matters before or from making nominations for directors at an annual meeting of stockholders or (solely with respect to nominations) a special meeting of stockholders.

Amendments to Amended WebMD Charter and Amended and Restated By-laws

The WebMD Amended and Restated By-laws and the provisions of the Amended WebMD Charter relating to adopting amendments to WebMD’s bylaws; the classification, removal, appointment and election of directors; the prohibition against stockholder action by written consent and against the power of stockholders to call special meetings; and WebMD’s election to be governed by Section 203 of the General Corporation Law may only be amended by the vote of holders of at least 80% of the outstanding voting stock, voting as a single class.

Limitation of Liability and Indemnification Matters

The Amended WebMD Charter provides that WebMD’s directors will not be liable to WebMD or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law. The provision does not apply to claims against directors for any breach of the director’s duty of loyalty to WebMD or its stockholders, for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, including federal securities laws, for unlawful dividends or stock repurchases, or for any transaction from which the director derived an improper personal benefit. The WebMD Amended and Restated By-laws also contain provisions requiring WebMD to indemnify and advance expenses to its directors and officers to the fullest extent permitted by the General Corporation Law and to pay the attorneys’ fees and expenses of such persons incurred in defending proceedings in advance of their final disposition. These provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors.

Note, however, that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Business Combinations

Subject to certain exceptions, Section 203 of the General Corporation Law prohibits a public Delaware corporation from engaging in a business combination (as defined therein) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the date that such stockholder became an interested stockholder, unless (i) prior to such date the Board of Directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned (a) by directors who are also officers of such corporation and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or subsequent to such date the business combination is approved by the Board of Directors of such corporation and authorized at a meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock of such corporation not owned by the interested stockholder.

The Amended WebMD Charter provides that WebMD elects to be governed by Section 203 of the General Corporation Law.

COMPARISON OF STOCKHOLDER RIGHTS

If the proposal to adopt the merger agreement and approve the merger is approved by stockholders and the merger becomes effective, the certificate of incorporation of WebMD will be amended and restated in the merger. A copy of the WebMD certificate of incorporation, as so amended (which we refer to as the Amended WebMD Charter) is attached to this joint proxy statement/prospectus as Annex G. The Amended WebMD Charter would provide for a maximum number of shares of WebMD Common Stock of 650,000,000 (an amount equal to the sum of the maximum number of shares of Class A Common Stock and the maximum number of shares of Class B Common Stock under the existing certificate of incorporation). The Amended WebMD Charter would also make certain other changes required in order to implement the removal of the existing dual-class capitalization structure. The only further changes contemplated by the Amended WebMD Charter merely give effect, at the time of the merger, to provisions of the existing certificate of incorporation that would automatically have become effective whenever HLTH ceased to own a majority of the voting power of WebMD’s outstanding Common Stock.

The WebMD Common Stock to be issued in connection with the merger will be issued under the Amended WebMD Charter. The following is a summary of certain material differences between the rights of holders of the WebMD Common Stock to be issued in connection with the merger and the rights of HLTH stockholders. This summary focuses on those differences that the companies believe are most relevant to existing stockholders. This summary is not intended to be complete and is qualified by reference to the Amended WebMD Charter and the WebMD Amended and Restated By-laws, HLTH’s Eleventh Amended and Restated Certificate of Incorporation, as amended, and HLTH’s Amended and Restated Bylaws, as well as the laws of Delaware. The WebMD Amended and Restated By-laws, HLTH’s Eleventh Amended and Restated Certificate of Incorporation, as amended, and HLTH’s Amended and Restated Bylaws have each been previously filed with the SEC. Stockholders of WebMD and HLTH may request copies of these documents as provided in the section entitled “Where You Can Find More Information.”

WebMD	HLTH

Authorized Capital Stock

The Amended WebMD Charter authorizes WebMD to issue 700,000,000 shares of stock divided into two classes: 50,000,000 shares of Preferred Stock, par value $.01 per share; and 650,000,000 shares of Common Stock, par value of $.01 per share.

HLTH’s Eleventh Amended and Restated Certificate of Incorporation authorizes HLTH to issue 905,000,000 shares of stock including: 900,000,000 shares of Common Stock, par value $0.0001 per share; 10,000 shares of Preferred Stock, par value $0.0001 per share; and 4,990,000 shares of new Preferred Stock, par value $0.0001 per share.

Special Meetings of Stockholders

Special meetings of stockholders of WebMD may be called for any purpose or purposes at any time by a majority of the members of the WebMD Board of Directors, and any power of stockholders to call special meetings is specifically denied.

Special meetings of the stockholders of HLTH may be called for any purpose or purposes at any time by a majority of the members of the HLTH Board of Directors or by the Chairman of the Board or Chief Executive Officer. Special meetings of the stockholders of HLTH may not be called by any other person or persons. The place of said meetings and the business transacted shall be limited to the purpose or purposes specified in the notice of the meeting.

Stockholder Action Without a Meeting

Any action required or permitted to be taken by the stockholders must be taken only upon the vote of the stockholders at an annual or special meeting duly announced and called and may not be taken by a written consent of the stockholders without a meeting.

Any action required or permitted to be taken at any annual or special meeting of stockholders must be taken only upon the vote of the stockholders at an annual or special meeting duly announced and called and may not be taken by a written consent of the stockholders without a meeting.

WebMD	HLTH

Stockholder Proposals and Nominations of Candidates for Election

The WebMD Amended and Restated By-Laws allow stockholders to propose business to be brought before an annual meeting, subject to timely notice of such business in accordance with the requirements set forth in such bylaws. In addition, stockholders who are entitled to vote in the election of directors may nominate candidates for election to the WebMD Board of Directors at an annual meeting or a special meeting called for the purpose of electing directors, provided such stockholder gives timely notice in writing to the Secretary of WebMD prior to the meeting and such notice complies with all other applicable requirements of such bylaws.

HLTH’s Amended and Restated Bylaws allow stockholders to propose business to be brought before an annual meeting, subject to timely notice of such business in accordance with the requirements set forth in such bylaws. In addition, stockholders who are entitled to vote in the election of directors may nominate candidates for election to the HLTH Board of Directors, provided such stockholder gives timely notice in writing to the Secretary of HLTH prior to the meeting, and such notice complies with all other applicable requirements of such bylaws.

To be timely, a stockholder’s notice must be delivered to WebMD’s principal executive offices not less than 90 nor more than 120 days prior to the anniversary date of the immediately preceding year’s annual meeting of stockholders; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice must be delivered no earlier than the close of business on the 120th day prior to such annual meeting and no later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day public announcement is first made by WebMD.

To be timely, a stockholder’s notice must be delivered to HLTH’s principal executive offices not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the date of the date of the annual meeting is more than 30 days before or more than 30 days after such anniversary date, notice must be delivered no earlier than the close of business on the 10th day following the earlier of (i) the day on which notice of the annual meeting is mailed to stockholders and (ii) the day on which public announcement of the date of the annual meeting is first made by HLTH.

Size of the Board of Directors; Classification of Board

Under the Amended WebMD Charter subject to the rights of holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors which constitute the WebMD Board of Directors shall be fixed from time to time by the Board of Directors. The WebMD Amended and Restated By-laws currently provide that the WebMD Board of Directors shall consist of 1 or more members.

Under HLTH’s Eleventh Amended and Restated Certificate of Incorporation, as amended, the number of directors which constitute the Board of Directors of HLTH shall be fixed exclusively from time to time by the Board of Directors. HLTH’s Amended and Restated Bylaws currently provide that the Board of Directors of WebMD shall consist of 9 members, unless such number is changed exclusively by a resolution of a majority of the Board of Directors of HLTH.

WebMD currently has 8 directors.	HLTH currently has 8 directors.

The WebMD Board of Directors is divided into three classes, two of which currently have three directors and one of which currently has two directors. At each Annual Meeting, the term of one of the classes of directors expires and WebMD stockholders vote to elect nominees for the directorships in that class for a new three-year term.

The HLTH Board of Directors is divided into three classes, two of which currently have three directors and one of which currently has two directors. At each Annual Meeting, the term of one of the classes of directors expires and HLTH stockholders vote to elect nominees for the directorships in that class for a new three-year term.

For more information regarding the effect of the merger on the WebMD Board of Directors following the merger, see “The Merger Agreement — The Merger — Directors and Officers.”

WebMD	HLTH

Removal of Directors

Subject to the rights of any Preferred Stock to elect directors under specified circumstances, any WebMD director may be removed from office at any time only with cause by the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding voting stock, voting together as a single class.

Unless otherwise restricted by statute, any HLTH director may be removed from office at any time only with cause by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors.

Filling Director Vacancies

Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances and unless otherwise restricted by statute, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause, and newly created directorships resulting from any increase in the authorized number of directors, shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires and until such director’s successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the whole Board of Directors shall shorten the term of any incumbent director.

Unless otherwise restricted by statute, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal, or other causes, and newly created directorships resulting from any increase in the authorized number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires and until such director’s successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the whole Board of Directors shall shorten the term of any incumbent director.

During any period when the holders of any series of Preferred Stock have the right to elect additional directors, then upon commencement and for the duration of the period during which such right continues, the then otherwise total authorized number of directors shall automatically be increased by such specified number of directors and the holders of such Preferred Stock shall be entitled to elect these additional directors, to serve until each such director’s successor shall have been duly elected and qualified or until such director’s right to hold such office terminates, whichever occurs earlier, subject to his earlier death, disqualification, resignation or removal.

Limitation on Liability of Directors

Under the Amended WebMD Charter, a director of WebMD shall not be liable to WebMD or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law.

Under HLTH’s Eleventh Amended and Restated Certificate of Incorporation, as amended, a director of HLTH shall not be personally liable to HLTH or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the General Corporation Law.

WebMD	HLTH

Indemnification

Pursuant to the WebMD Amended and Restated By-laws, WebMD shall, to the maximum extent and in the manner permitted by the General Corporation Law, indemnify and hold harmless any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of WebMD or, while a director or officer of WebMD, is or was serving at the request of WebMD as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred.

Pursuant to HLTH’s Amended and Restated Bylaws, HLTH shall, to the maximum extent and in the manner permitted by the General Corporation Law, indemnify each of its directors and officers against expenses (including attorneys’ fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of HLTH, including any person (i) who is or was a director or officer of HLTH or any subsidiary of HLTH, (ii) who is or was serving at the request of HLTH as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was a director or officer of a corporation which was a predecessor corporation of HLTH or any of its subsidiaries or of another enterprise at the request of such predecessor corporation or subsidiary.

WebMD shall, to the fullest extent not prohibited by law, pay the expenses (including attorneys’ fees) incurred by any such person in defending any proceeding in advance of its final disposition, provided that, if required by law, such person has provided an undertaking to repay all amounts advanced if it should be ultimately determined that such person is not entitled to be indemnified.

In addition, HLTH shall have the power, to the extent and in the manner permitted by the General Corporation Law, to indemnify each of its employees and agents (other than directors and officers) against expenses (including attorneys’ fees), judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding, arising by reason of the fact that such person is or was an agent of the Corporation, including any person (i) who is or was an employee or agent of the Corporation or any subsidiary of the Corporation, (ii) who is or was serving at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (iii) who was an employee or agent of a corporation which was a predecessor corporation of the Corporation or any of its subsidiaries or of another enterprise at the request of such predecessor corporation or subsidiary.

Dissolution

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of WebMD, all holders of Common Stock are entitled to receive all of the remaining assets of WebMD available for distribution to its stockholders, ratably in proportion to the number of shares held by them, subject to any rights, powers, and preferences of any outstanding Preferred Stock.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, before any payment or distribution of the Company’s assets (whether capital or surplus) shall be made to or set apart for the holders of Common Stock, holders of Preferred Stock shall be entitled to receive $10,000 per share of preferred stock and shall not be entitled to any further payment. Thereafter, holders of shares of HLTH Common Stock shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed.

WebMD	HLTH

Amendment of Certificate of Incorporation

Any of the provisions of the Amended WebMD Charter may be amended, altered or repealed in accordance with the laws of the State of Delaware at the time in force, and all rights conferred upon WebMD’s stockholders are granted subject to such reservation; provided, however, that the affirmative vote of the holders of at least 80% of the voting power of the then outstanding voting stock, voting together as a single class, shall be required to amend, repeal or adopt certain provisions of the Amended WebMD Charter.

Any of the provisions of the HLTH Eleventh Amended and Restated Certificate of Incorporation, as amended, may be amended, altered or repealed in accordance with the laws of the State of Delaware at the time in force, and all rights conferred upon HLTH’s stockholders are granted subject to such reservation.

Amendment of Bylaws

The WebMD Amended and Restated By-laws may be amended or repealed at any time by the WebMD Board of Directors; provided, however, that, notwithstanding any other provision of the Amended WebMD Charter or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the stock required by law or the Amended WebMD Charter, the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding voting stock, voting together as a single class, shall be required in order for the stockholders of WebMD to alter, amend or repeal any provision of the WebMD Amended and Restated By-laws or to adopt additional bylaws.

HLTH’s Amended and Restated Bylaws may be altered, amended or repealed, and new bylaws made either (a) by the affirmative vote of the holders of a majority of the total voting power of all classes of outstanding capital stock voting thereon as a single class or (b) by the HLTH Board of Directors.

LEGAL MATTERS

The validity of the WebMD Common Stock issued in connection with the merger will be passed upon by Shearman & Sterling LLP. Shearman & Sterling LLP, on behalf of HLTH, will pass upon certain U.S. federal income tax consequences of the merger.

EXPERTS

The consolidated financial statements and schedule at December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008 of WebMD included in Annex C-1 of this joint proxy statement/prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its report included herein. Such consolidated financial statements are included herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing. The effectiveness of WebMD’s internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its report included in WebMD’s Annual Report (Form 10-K) for the year ended December 31, 2008 and incorporated by reference herein.

The consolidated financial statements and schedule at December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008 of HLTH and its subsidiaries included in Annex B-1 of this joint proxy statement/prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its report included herein. Such consolidated financial statements are included herein in reliance upon such report given upon the authority of said firm as experts in accounting and auditing. The effectiveness of HLTH’s internal control over financial reporting as of December 31, 2008 has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in its report included in HLTH’s Annual Report (Form 10-K) for the year ended December 31, 2008 and incorporated by reference herein.

THE HLTH ANNUAL MEETING

HLTH is furnishing this joint proxy statement/prospectus and the accompanying Notice of Annual Meeting and proxy card to HLTH stockholders as part of the solicitation of proxies by the HLTH Board of Directors for use at the HLTH Annual Meeting.

Date, Time and Place of the HLTH Annual Meeting

The HLTH Annual Meeting will be held at 9:30 a.m., Eastern time, on October 23, 2009, at The Ritz-Carlton New York, Battery Park, Two West Street, New York, New York 10004.

Purpose of the HLTH Annual Meeting

The following proposals will be considered and voted on at the HLTH Annual Meeting:

•	Proposal 1: A proposal to consider and vote on the adoption of the merger agreement and approval of the transactions contemplated by that agreement, including the merger of HLTH into WebMD, with WebMD continuing as the surviving company.

•	Proposal 2: Election of three Class II directors of HLTH, each to serve a three-year term expiring at the Annual Meeting of Stockholders in 2012 or until his successor is elected and has qualified or his earlier resignation or removal. The three nominees are:

Paul A. Brooke
James V. Manning
Martin J. Wygod

•	Proposal 3: A proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as HLTH’s independent auditor for the fiscal year ending December 31, 2009 in the event that the merger is not completed.

The Board of Directors of HLTH has determined that Proposal 1 is advisable and in the best interest of the holders of HLTH Common Stock. The Board of Directors of HLTH recommends that you vote “FOR” the approval and adoption of Proposal 1. The Board of Directors also recommends a vote “FOR” the election of each of the nominees for director listed in Proposal 2 and “FOR” Proposal 3.

Record Date

Only holders of record of HLTH Common Stock at the close of business on September 8, 2009, the HLTH record date, are entitled to notice of and to vote at the HLTH Annual Meeting. On the HLTH record date, approximately 105,117,374 shares of HLTH Common Stock were issued and outstanding and held by approximately 3,100 holders of record, although HLTH believes that there are approximately 50,000 beneficial owners of HLTH Common Stock. Unvested shares of restricted HLTH Common Stock granted under HLTH’s equity compensation plans (which we refer to as HLTH restricted stock) are entitled to vote at the HLTH Annual Meeting and are included in the above number of outstanding shares of HLTH Common Stock. No other voting securities of HLTH are outstanding.

Vote and Quorum Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of HLTH Common Stock entitled to vote at the HLTH Annual Meeting is necessary to constitute a quorum at the meeting. Abstentions will be counted as shares that are present and entitled to vote for purposes of determining whether a quorum is present. Shares held by nominees for beneficial owners will also be counted for purposes of determining whether a quorum is present if the nominee has the discretion to vote on at least one of the matters presented and even though the nominee may not exercise discretionary voting power with respect to other matters and voting instructions have not been received from the beneficial owner (sometimes referred to as a “broker non-vote”). If a quorum is not present, the HLTH Annual Meeting may be adjourned from time to time until a quorum is obtained.

On all matters to be considered at the HLTH Annual Meeting, each share of HLTH Common Stock is entitled to one vote per share.

Proposal 1 (Adoption of Merger Agreement).  The affirmative vote of the holders of a majority of HLTH Common Stock outstanding and entitled to vote at the HLTH Annual Meeting is required by the stockholders of HLTH in order to adopt the merger agreement and approve the transactions contemplated by that agreement, including the merger.

Because the required vote on the merger is based on the number of shares of HLTH Common Stock outstanding rather than on the number of votes cast, failure to vote your shares of HLTH Common Stock (including as a result of broker non-votes) and abstentions will have the same effect as voting “AGAINST” approval of the merger.

Proposal 2 (Election of Directors).  Election of directors is by a plurality of the votes cast at the HLTH Annual Meeting with respect to such election. Accordingly, the three nominees receiving the greatest number of votes for their election will be elected. Abstentions and instructions on the accompanying proxy card to withhold authority to vote with respect to a nominee will result in that nominee receiving fewer votes for the election.

Proposal 3 (Ratification of Appointment of Independent Registered Public Accounting Firm).  The affirmative vote of the holders of a majority of the shares present or represented at the meeting and entitled to vote on the matter is required to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as HLTH’s independent auditor described in Proposal 3. Abstentions with respect to Proposal 3 will be treated as shares that are present or represented at the meeting, but will not be counted in favor of the proposal. Broker non-votes with respect to Proposal 3 will not be considered as present or represented at the meeting for purposes of the proposal and, accordingly, will have no impact on the outcome of the vote with respect to Proposal 3.

As of September 8, 2009, which is the record date for the HLTH Annual Meeting, the directors and executive officers of HLTH held and are entitled to vote, in the aggregate, shares of HLTH Common Stock representing approximately 8.4% of the outstanding shares. HLTH believes that its directors and executive officers intend to vote all of their shares of HLTH Common Stock “FOR” the proposal to adopt the merger agreement and approve the merger at the HLTH Annual Meeting. For a description of the reasons for the merger, see “The Merger — HLTH’s Purposes and Reasons for the Merger.”

Voting of Proxies

If you hold shares of HLTH Common Stock in your name, please sign, date and return your proxy card with voting instruction. All shares represented by properly executed proxies received in time for the HLTH Annual Meeting will be voted at the HLTH Annual Meeting in the manner specified by the stockholders giving those proxies. Unless your shares of HLTH Common Stock are held in a brokerage account, if you sign, date and send your proxy and do not indicate how you want to vote, your proxy will be voted “FOR” Proposal 1 (Adoption of Merger Agreement) and all other proposals to be voted on at the HLTH Annual Meeting.

If your stock is held in “street name” through a bank or a broker, please direct your bank or broker to vote your stock in the manner described in the instructions you have received from your bank or broker. If you do not provide your bank or broker with instructions on how to vote your street name shares, your bank or broker will not be permitted to vote them on any proposal with respect to which the broker does not have discretionary authority. This situation results in a “broker non-vote.” Brokers do not have discretionary authority to vote on the proposal to adopt the merger agreement. A broker non-vote with respect to the proposal to adopt the merger agreement will have the effect of a vote “AGAINST” the merger.

All stockholders should, therefore, provide their broker with instructions on how to vote their shares or arrange to attend the HLTH Annual Meeting and vote their shares in person to avoid a broker non-vote. Stockholders are urged to utilize telephone or Internet voting if their bank or broker has provided them with the opportunity to do so. See the relevant voting instruction form for instructions. If a stockholder’s bank or broker holds its shares and such stockholder attends the HLTH Annual Meeting in person, such stockholder should please bring a letter from its bank or broker identifying it as the beneficial owner of the shares and authorizing it to vote such shares at the meeting.

HLTH does not expect that any matters other than those discussed above will be brought before the HLTH Annual Meeting. If, however, other matters are properly presented at the HLTH Annual Meeting, the individuals named as proxies will vote on such matters in their discretion.

Revocability of Proxies

Submitting a proxy on the enclosed form does not preclude an HLTH stockholder of record from voting in person at the HLTH Annual Meeting. A HLTH stockholder of record may revoke a proxy at any time before it is voted by taking any of the following actions:

•	delivering to the Secretary of HLTH, at the address set forth above, prior to the vote at the HLTH Annual Meeting, a written notice, bearing a date later than the date of the proxy, stating that the proxy is revoked;

•	signing and so delivering a proxy relating to the same shares and bearing a later date prior to the vote at the HLTH Annual Meeting; or

•	attending the HLTH Annual Meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy.

HLTH stockholders whose shares are held in street name should contact their broker, bank or nominee for instructions regarding voting at the HLTH Annual Meeting or revoking previously submitted instructions regarding how their shares are to be voted.

Solicitation of Proxies

HLTH will pay the expenses of soliciting proxies from its stockholders to be voted at the HLTH Annual Meeting and the cost of preparing and mailing this joint proxy statement/prospectus to its stockholders. Following the original mailing of this joint proxy statement/prospectus and other soliciting materials, HLTH and its agents also may solicit proxies by mail, telephone, facsimile or in person. In addition, proxies may be solicited from HLTH stockholders by HLTH’s directors, officers and employees in person or by telephone, facsimile or other means of communication. These officers, directors and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with the solicitation. Following the original mailing of this joint proxy statement/prospectus and other soliciting materials, HLTH will request brokers, custodians, nominees and other record holders of HLTH Common Stock to forward copies of this joint proxy statement/prospectus and other soliciting materials to persons for whom they hold shares of HLTH Common Stock and to request authority for the exercise of proxies. In these cases, HLTH will, upon the request of the record holders, reimburse these holders for their reasonable expenses. HLTH has retained Innisfree M&A Incorporated, a proxy solicitation firm, for assistance in connection with the solicitation of proxies for the HLTH Annual Meeting and will pay customary fees plus reimbursement of out-of-pocket expenses.

Dissenters’ Rights

The stockholders of HLTH will not be entitled to exercise dissenters’ rights with respect to any matter to be voted upon at the HLTH Annual Meeting.

HLTH PROPOSAL 1: ADOPTION OF THE MERGER AGREEMENT

Adoption of the agreement and plan of merger, dated as of June 17, 2009, between HLTH and WebMD, and approval of the transactions contemplated by that agreement, including the merger.

As described in further detail in “Questions and Answers,” “Summary,” “The Merger,” and “The Merger Agreement,” the Board of Directors of HLTH has approved the merger of HLTH with and into WebMD, subject to receipt of the approval of the stockholders of HLTH at the HLTH Annual Meeting. The merger cannot be completed unless HLTH receives the affirmative vote of the holders of a majority of all HLTH Common Stock outstanding and entitled to vote on the proposal to adopt the merger agreement and approve the merger.

THE HLTH BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

HLTH DIRECTORS AND EXECUTIVE OFFICERS

The charts below list HLTH’s directors and executive officers and are followed by biographic information about them and a description of certain corporate governance matters.

Directors

Name	Age	Positions

Mark J. Adler, M.D.(3)(4)	53	Director; Chairman of the Compensation Committee
Paul A. Brooke(1)(2)(5)(6)	63	Director
Kevin M. Cameron	43	Director
Neil F. Dimick(4)(5)	60	Director; Chairman of the Nominating Committee; Chairman of the Governance & Compliance Committee
James V. Manning(1)(2)(4)	62	Director; Chairman of the Audit Committee
Herman Sarkowsky(3)(5)(6)	84	Director
Joseph E. Smith(1)(2)(3)(6)	70	Director
Martin J. Wygod(1)	69	Chairman of the Board; Acting Chief Executive Officer

(1)	Member of the Executive Committee

(2)	Member of the Audit Committee

(3)	Member of the Compensation Committee

(4)	Member of the Governance & Compliance Committee

(5)	Member of the Nominating Committee

(6)	Member of the Related Parties Committee

For a description of each of the standing committees of the HLTH Board of Directors and other corporate governance matters, see “HLTH Corporate Governance” below. Dr. Adler and Messrs. Dimick, Manning and Wygod are also members of the Board of Directors of WebMD.

HLTH Executive Officers

Name	Age	Positions

Martin J. Wygod	69	Chairman of the Board and Acting Chief Executive Officer
Mark D. Funston	49	Executive Vice President and Chief Financial Officer
Wayne T. Gattinella	57	CEO and President of WebMD
Charles A. Mele	53	Executive Vice President, General Counsel and Secretary
William G. Midgette	53	CEO and President of Porex

Mark J. Adler, M.D., has been a director of HLTH since September 2000. Since September 2005, he has also served as a member of the Board of Directors of WebMD. Dr. Adler is an oncologist and has, for more than five years, been CEO and Medical Director of the San Diego Cancer Center and a director of the San Diego Cancer Research Institute. Until April 2006, he had also been, for more than five years, the Chief Executive Officer of the Internal Medicine and Oncology Group of Medical Group of North County, which is based in San Diego, California, and he continues to be a member of that Medical Group.

Paul A. Brooke has been a director of HLTH since November 2000. Mr. Brooke has been Chairman of the Board of Alsius Corporation, a medical device company, since June 2007 and was Chairman and Chief Executive Officer of a predecessor company from 2005 to June 2007. Mr. Brooke has been the Managing Member of PMSV Holdings LLC, a private investment firm, since 1993. Mr. Brooke has also been a Senior Advisor to Morgan Stanley since April 2000. From 1997 through 2006, Mr. Brooke was a Venture Partner of MPM Capital, a venture capital firm specializing in the healthcare industry. From 1983 until April 1999, Mr. Brooke was a Managing Director and the Global Head of Healthcare Research and Strategy at

Morgan Stanley. From April 1999 until May 2000, he was a Managing Director at Tiger Management LLC. He serves as a member of the Boards of Directors of the following other public companies: Incyte Corporation, a drug discovery company; and Viropharma Incorporated, a pharmaceutical company.

Kevin M. Cameron has served as a director of HLTH since October 2004. He also served as Chief Executive Officer of HLTH from October 2004 until February 2008, when he went on medical leave. From November 2005 until November 2006, Mr. Cameron also served as Acting CEO of Emdeon Business Services, which was then one of HLTH’s segments. From January 2002 until October 2004, Mr. Cameron was Special Advisor to the Chairman of HLTH. From September 2000 to January 2002, he served as Executive Vice President, Business Development of HLTH and, in addition, from September 2001 through January 2002, was a member of the Office of the President. From April 2000 until its merger with HLTH in September 2000, Mr. Cameron served as Executive Vice President, Business Development of a predecessor to HLTH. Prior to April 2000, Mr. Cameron was a Managing Director of the Health Care Investment Banking Group of UBS and held various positions at Salomon Smith Barney.

Neil F. Dimick has been a director of HLTH since December 2002. Since September 2005, he has also served as a member of the WebMD Board of Directors. Mr. Dimick served as Executive Vice President and Chief Financial Officer of AmerisourceBergen Corporation, a wholesale distributor of pharmaceuticals, from 2001 to 2002 and as Senior Executive Vice President and Chief Financial Officer and as a director of Bergen Brunswig Corporation, a wholesale distributor of pharmaceuticals, for more than five years prior to its merger in 2001 with AmeriSource Health Corporation to form AmerisourceBergen. He also serves as a member of the Boards of Directors of the following companies: Alliance Imaging Inc., a provider of outsourced diagnostic imaging services to hospitals and other healthcare companies; Global Resources Professionals, an international professional services firm that provides outsourced services to companies on a project basis; Mylan Laboratories, Inc., a pharmaceutical manufacturer; and Thoratec Corporation, a developer of products to treat cardiovascular disease.

Mark D. Funston has served as Executive Vice President and Chief Financial Officer of HLTH since November 2006 and of WebMD since August 2007. Prior to joining HLTH, Mr. Funston was Interim Chief Financial Officer of Digital Harbor, Inc., a privately held software company, from November 2005. Prior to that, Mr. Funston served as Chief Financial Officer of Group 1 Software, Inc., a publicly traded software company, from 1996 until its acquisition by Pitney Bowes in 2004. From 1989 to 1996, Mr. Funston was Chief Financial Officer of COMSAT RSI, Inc. (formerly Radiation Systems, Inc.), a publicly traded telecommunications manufacturing company acquired by COMSAT Corporation in 1994.

Wayne T. Gattinella has served, since 2005, as Chief Executive Officer and President of WebMD and as a member of the WebMD Board of Directors. Prior to that, he served as President of HLTH’s WebMD segment from the time he joined HLTH in 2001. From 2000 to 2001, Mr. Gattinella was Executive Vice President and Chief Marketing Officer for People PC, an Internet services provider. Mr. Gattinella had previously held senior management positions with Merck-Medco (now Medco Health Solutions) and MCI Telecommunications. Mr. Gattinella currently serves on Drexel University’s LeBow College of Business Advisory Board.

James V. Manning has been a director of HLTH since September 2000 and, prior to that, was a member of a predecessor company’s Board of Directors for more than five years. Since September 2005, he has also served as a member of the WebMD Board of Directors.

Charles A. Mele has been Executive Vice President, General Counsel and Secretary of HLTH since January 2001 and has served in senior executive positions for HLTH and predecessor companies since 1995.

William G. Midgette has been Chief Executive Officer and President of Porex since August 2002. For more than five years prior to that, Mr. Midgette served in senior management positions at C. R. Bard, Inc., a healthcare products company, the last of which was President, Bard International.

Herman Sarkowsky has been a director of HLTH since November 2000 and, prior to that, was a member of a predecessor company’s Board of Directors for more than five years. Mr. Sarkowsky has been President of Sarkowsky Investment Corporation, a private investment company, for more than five years.

Joseph E. Smith has been a director of HLTH since September 2000. Mr. Smith served in various positions with Warner-Lambert Company, a pharmaceutical company, from March 1989 to September 1997, the last of which was Corporate Executive Vice President and a member of the Office of the Chairman and the firm’s Management Committee. Mr. Smith serves on the Board of Directors of Par Pharmaceutical Companies, Inc., a manufacturer and distributor of generic and branded pharmaceuticals, and on the Board of Trustees of the International Longevity Center, a non-profit organization.

Martin J. Wygod has served as Acting Chief Executive Officer of HLTH since February 2008, as Chairman of the Board of Directors of HLTH since March 2001, and as a director since September 2000. Since May 2005, he has also served as Chairman of the Board of WebMD. From October 2000 until May 2003, Mr. Wygod also served as HLTH’s Chief Executive Officer. From September 2000 until October 2000, Mr. Wygod served as Co-Chief Executive Officer of HLTH. Mr. Wygod is also engaged in the business of racing, boarding and breeding thoroughbred horses, and is President of River Edge Farm, Inc.

No family relationship exists among any of HLTH’s directors or executive officers. No arrangement or understanding exists between any director or executive officer of HLTH and any other person pursuant to which any of them were selected as a director or executive officer.

Under the terms of the merger agreement, it is contemplated that the members of the HLTH Board of Directors who are not currently members of the WebMD Board of Directors (Paul A. Brooke, Kevin M. Cameron, Herman Sarkowsky and Joseph E. Smith) will join the WebMD Board of Directors upon the closing of the merger.

SECURITY OWNERSHIP OF CERTAIN HLTH BENEFICIAL
OWNERS AND HLTH MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of HLTH Common Stock and WebMD Class A Common Stock, as of August 31, 2009 (except where otherwise indicated), by each person or entity known by HLTH to beneficially own more than 5% of HLTH Common Stock, by each of HLTH’s directors, by each of HLTH’s Named Executive Officers, and by all of HLTH’s directors and executive officers as a group. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons listed in the table below have sole voting and investment power with respect to all shares of HLTH Common Stock and WebMD Class A Common Stock shown as beneficially owned by them. Unless otherwise indicated, the address of each of the beneficial owners identified is c/o HLTH Corporation, 669 River Drive, Center 2, Elmwood Park, New Jersey 07407-1361.

						WebMD
	HLTH			Total	Percent of	Class A
	Common		HLTH	HLTH	HLTH Shares	Common	WebMD
Name and Address of Beneficial Owner	Stock(1)		Other(2)	Shares	Outstanding(2)	Stock(3)	Other(2)

FMR LLC(4)	11,212,021		—	11,212,021	10.7%	1,038,354	—
82 Devonshire Street Boston, MA 02109

CalPERS/PCG Corporate Partners, LLC(5)	10,638,297		—	10,638,297	10.1%	n/a	n/a
1200 Prospect Street, Suite 200
La Jolla, CA 92037

Samana Capital, L.P., Morton Holdings, Inc. and Philip B. Korsant(6)	8,147,807		—	8,147,807	7.8%	n/a	n/a
283 Greenwich Avenue Greenwich, CT 06830

Kensico Capital Management Corporation, Michael Lowenstein and Thomas J. Coleman(7)	7,777,350		—	7,777,350	7.4%	n/a	n/a
55 Railroad Avenue, 2nd Floor Greenwich, CT 06830

Morgan Stanley(8)	6,824,858		—	6,824,858	6.5%	n/a	n/a
1585 Broadway
New York, NY 10036

Mark J. Adler, M.D.	600	(9)	237,250	237,850	*	13,853	33,000
Paul A. Brooke	271,667	(10)	211,250	482,917	*	41,808	—
Kevin M. Cameron	501,184	(11)	3,962,168	4,463,352	4.1%	—	20,500
Neil F. Dimick	—		59,166	59,166	*	19,350	33,000
Mark D. Funston	72,500	(12)	90,000	162,500	*	—	—
Wayne T. Gattinella	8,630		454,881	463,511	*	129,453	220,000
James V. Manning	507,572	(13)	249,250	756,822	*	58,039	33,000
Charles A. Mele	129,404	(14)	1,770,000	1,899,404	1.8%	12,400	44,000
William Midgette	10,011	(15)	310,000	320,011	*	2,400	—
Herman Sarkowsky	316,970		361,250	678,220	*	85,808	—
Joseph E. Smith	29,250		167,250	196,500	*	20,700	—
Martin J. Wygod	6,988,271	(16)	4,325,000	11,313,271	10.3%	496,207	220,000

All executive officers and directors as a group (12 persons)	8,832,888		12,197,465	21,030,353	17.9%	880,018	603,500

*	Less than 1%.

(1)	The amounts set forth in this column include 156, 1,855 and 236 shares of HLTH Common Stock held in the respective accounts of each of Messrs. Cameron, Mele and Wygod in the HLTH 401(k) Plan (which we refer to in this table as 401(k) Plan Shares), all of which are vested in accordance with terms of the Plan. The amount set forth in this column for “All executive officers and directors as a group” includes 2,247 401(k) Plan Shares, all of which are vested in accordance with the terms of the HLTH 401(k) Plan.

Messrs. Cameron, Funston, Mele, Midgette and Wygod are beneficial owners of shares of HLTH restricted stock in the respective amounts stated in the footnotes below. Holders of HLTH restricted stock have voting power, but not dispositive power, with respect to unvested shares of HLTH restricted stock. For information regarding the vesting schedules of the HLTH restricted stock, see “HLTH Executive Compensation — Executive Compensation Tables — Outstanding Equity Awards at End of 2008” below.

(2)	Beneficial ownership is determined under the rules and regulations of the SEC, which provide that shares of common stock that a person has the right to acquire within 60 days are deemed to be outstanding and beneficially owned by that person for the purpose of computing the total number of shares beneficially owned by that person and the percentage ownership of that person. However, those shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Accordingly, we have set forth, (a) in the column entitled “HLTH Other,” where applicable, the number of shares of HLTH Common Stock that the person has the right to acquire pursuant to options that are currently exercisable or that will be exercisable within 60 days of August 31, 2009 and (b) in the column entitled “WebMD Other,” where applicable, the number of shares of WebMD Class A Common Stock that the person has the right to acquire pursuant to options that are currently exercisable or that will be exercisable within 60 days of August 31, 2009. HLTH has calculated the percentages set forth in the column entitled “Percent of HLTH Shares Outstanding” based on the number of shares outstanding as of August 31, 2009 (which was 105,105,340, including unvested shares of HLTH restricted stock) plus, for each listed person or group, the number of additional shares deemed outstanding, as set forth in the column entitled “HLTH Other.”

(3)	Includes beneficial ownership of shares of unvested restricted WebMD Class A Common Stock in the following amounts: for Dr. Adler, 1,100 shares; for Mr. Dimick, 1,100 shares; for Mr. Gattinella, 73,750 shares; for Mr. Manning, 1,100 shares; and for Mr. Wygod, 73,750 shares. Holders of unvested restricted WebMD Class A Common Stock have voting power, but not dispositive power, with respect to those shares. Additional information regarding beneficial ownership of shares of WebMD Class A Common Stock by the following persons is contained in the footnotes to the table entitled “Security Ownership of Certain WebMD Beneficial Owners and WebMD Management”: for Dr. Adler, see footnote 7; for Mr. Dimick, see footnote 8; for Mr. Gattinella, see footnote 9; for Mr. Manning, see footnote 11; and for Mr. Wygod, see footnote 16.

(4)	The information shown with respect to HLTH Common Stock is as of March 9, 2009 and is based upon information disclosed by FMR LLC, Fidelity Management & Research Company and Edward C. Johnson, 3d in a Schedule 13G filed with the SEC. Such persons reported that FMR LLC and the other members of the filing group had, as of March 9, 2009, sole power to dispose of or to direct the disposition of 11,212,021 shares of HLTH Common Stock and sole power to vote or direct the vote of 1,016 shares of HLTH Common Stock. Sole power to vote the other shares of HLTH Common Stock beneficially owned by the filing group resides in the respective boards of trustees of the funds that have invested in the shares. The information shown with respect to WebMD Class A Common Stock is as of May 8, 2009 and is based on a Schedule 13G filed with the SEC. For additional information, see footnote 6 to the table entitled Security Ownership of Certain WebMD Beneficial Owners and WebMD Management.”

(5)	The information shown is as of December 3, 2008 and is based upon information disclosed by CalPERS/PCG Corporate Partners, LLC in a Form 3 filed with the SEC.

(6)	The information shown is as of December 31, 2008 and is based upon information disclosed by Samana Capital, L.P., Morton Holdings, Inc. and Philip B. Korsant in a Schedule 13G filed with the SEC. Such persons reported that Morton Holdings, Inc. and Philip B. Korsant had, as of December 31, 2008, shared power to dispose of or to direct the disposition of 8,147,807 shares of HLTH Common Stock and shared power to vote or to direct the voting of those shares of HLTH Common Stock, with Samana Capital, L.P. also having shared voting power and shared dispositive power with respect to 6,820,839 of those shares.

(7)	The information shown is as of June 18, 2009 and is based upon information disclosed by Kensico Capital Management Corporation, Michael Lowenstein and Thomas J. Coleman in a Schedule 13G filed with the SEC. Such persons reported that they had, as of June 18, 2009, sole power to dispose of or to direct the disposition of 7,777,350 shares of HLTH Common Stock and sole power to vote or to direct the vote of 7,777,350 shares of HLTH Common Stock. No Schedule 13G or 13D was filed by these persons or entities with respect to WebMD Class A Common Stock.

(8)	The information shown is as of December 3, 2008 and is based upon information disclosed by Morgan Stanley and Morgan Stanley Capital Services Inc. in a Schedule 13G filed with the SEC. Such persons reported that Morgan Stanley had, as of December 3, 2008, sole power to vote or direct the voting of 6,800,988 shares of HLTH Common Stock and shared power to vote or direct the voting of 23,870 shares of HLTH Common Stock, and sole power to dispose of or to direct the disposition of all such shares, with Morgan Stanley Capital Services Inc. having sole voting power and sole dispositive power with respect to. 6,366,077 of those shares.

(9)	Represents 600 shares held by Dr. Adler’s son.

(10)	Represents 70,000 shares held by Mr. Brooke and 201,667 shares held by PMSV Holdings LLC, of which Mr. Brooke is the managing member.

(11)	Represents 317,778 shares held by Mr. Cameron, 156 401(k) Plan Shares and 183,250 unvested shares of HLTH Restricted Stock.

(12)	Represents 30,000 shares held by Mr. Funston and 42,500 unvested shares of HLTH Restricted Stock.

(13)	Represents 503,018 shares held by Mr. Manning (including 12,500 through an IRA), 3,000 shares held by Mr. Manning’s wife through an IRA, and 1,554 shares held by the WebMD Health Foundation, Inc., a charitable foundation of which Messrs. Manning and Wygod are trustees and share voting and dispositive power.

(14)	Represents 53,432 shares held by Mr. Mele, 1,855 401(k) Plan Shares, 72,500 unvested shares of HLTH Restricted Stock and 1,617 shares held by the Rose Foundation, a private charitable foundation of which Messrs. Mele and Wygod are trustees and share voting and dispositive power.

(15)	Represents 11 shares held by Mr. Midgette and 10,000 unvested shares of HLTH Restricted Stock.

(16)	Represents 6,458,532 shares held by Mr. Wygod, 236 401(k) Plan Shares, 360,000 shares of unvested HLTH Restricted Stock, 5,000 shares held by Mr. Wygod’s spouse through an IRA, 161,332 shares held by SYNC, Inc., which is controlled by Mr. Wygod, 1,554 shares held by the WebMD Health Foundation, Inc., a charitable foundation of which Messrs. Wygod and Manning are trustees and share voting and dispositive power, and 1,617 shares held by the Rose Foundation, a private charitable foundation of which Messrs. Wygod and Mele are trustees and share voting and dispositive power.

HLTH SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires HLTH’s executive officers and directors, and persons who beneficially own more than ten percent of a registered class of HLTH’s equity securities, to file reports of ownership and changes in ownership of these securities with the SEC. Officers, directors and greater than ten percent beneficial owners are required by applicable regulations to furnish HLTH with copies of all Section 16(a) forms they file. Based solely upon a review of the forms furnished to HLTH during or with respect to its most recent fiscal year, all of HLTH’s directors and officers subject to the reporting requirements and each beneficial owner of more than ten percent of HLTH’s Common Stock satisfied all applicable filing requirements under Section 16(a).

HLTH PROPOSAL 2: ELECTION OF DIRECTORS

Election of three Class II directors of HLTH, each to serve a three-year term expiring at the HLTH Annual Meeting of Stockholders in 2012 or until his successor is elected and has qualified or his earlier resignation or removal.

The HLTH Board of Directors has eight members and is divided into three classes, two of which currently have three directors and one of which currently has two directors. At each annual meeting, the term of one of the classes of directors expires and HLTH stockholders vote to elect nominees for the directorships in that class for a new three-year term. At this year’s annual meeting, the terms of the three Class II directors, Messrs. Brooke, Manning and Wygod, will expire. The terms of Dr. Adler and Messrs. Cameron and Sarkowsky will expire at the annual meeting in 2010; and the terms of Messrs. Dimick and Smith will expire at the annual meeting in 2011.

The Board of Directors, based on the recommendation of the Nominating Committee of the Board of Directors, has nominated Messrs. Brooke, Manning, and Wygod for re-election at the HLTH Annual Meeting, each to serve a three-year term expiring at the annual meeting of stockholders in 2012 or until his successor is elected and has qualified or his earlier resignation or removal. For biographical information regarding the nominees and other directors, see “HLTH Directors and Executive Officers” above.

The persons named in the enclosed proxy intend to vote for the election of Messrs. Brooke, Manning, and Wygod, unless you indicate on the proxy card that your vote should be withheld.

HLTH has inquired of each nominee and has determined that each will serve if elected. While the HLTH Board of Directors does not anticipate that any of the nominees will be unable to serve, if any nominee is not able to serve, proxies will be voted for a substitute nominee unless the Board of Directors chooses to reduce the number of directors serving on the board.

For information regarding corporate governance and related matters involving the HLTH Board of Directors and its committees, see “HLTH Corporate Governance” below. For information regarding the compensation of non-employee directors, see “HLTH Non-Employee Director Compensation” below. Employees of HLTH who serve on the Board of Directors do not receive additional compensation for board service.

THE HLTH BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”
THE ELECTION OF THESE NOMINEES AS DIRECTORS.

HLTH CORPORATE GOVERNANCE

Board of Directors

The HLTH Board of Directors has eight members.  Two of the members are also employees of HLTH: Mr. Cameron, who served as HLTH’s Chief Executive Officer and is currently on medical leave; and Mr. Wygod, Chairman of the Board and Acting Chief Executive Officer. Six of the members are non-employee directors: Dr. Adler and Messrs. Brooke, Dimick, Manning, Sarkowsky and Smith. The Governance & Compliance Committee of the HLTH Board of Directors has determined that each of the non-employee directors is also an independent director under applicable SEC rules and Nasdaq Global Select Market listing standards. See “— Director Independence” below. The non-employee directors meet regularly in private sessions with the Chairman of the Board and also meet regularly without any employee directors or other HLTH employees present. For information regarding the compensation of HLTH’s non-employee directors, see “HLTH Non-Employee Director Compensation” below.

The HLTH Board of Directors is divided into three classes, two of which currently have three directors and one of which currently has two directors. At each Annual Meeting, the term of one of the classes of directors expires and HLTH stockholders vote to elect nominees for the directorships in that class for a new three-year term. The terms of Messrs. Brooke, Manning and Wygod will expire at HLTH’s 2009 Annual Meeting; the terms of Dr. Adler and Messrs. Sarkowsky and Cameron will expire at HLTH’s 2010 Annual Meeting; and the terms of Messrs. Dimick and Smith will expire at HLTH’s 2011 Annual Meeting.

The HLTH Board of Directors met 14 times during 2008.  During 2008, each of HLTH’s directors attended 75% or more of the meetings held by the Board and the Board committees on which he served. In addition to meetings, HLTH’s Board and its committees reviewed and acted upon matters by unanimous written consent. The HLTH Board of Directors encourages its members to attend the HLTH Annual Meetings. Three of HLTH’s directors attended its 2008 Annual Meeting. All but two of HLTH’s directors attended its 2007 Annual Meeting.

The HLTH Board of Directors currently has six standing committees: an Executive Committee, a Compensation Committee, an Audit Committee, a Governance & Compliance Committee, a Nominating Committee, and a Related Parties Committee. The Compensation Committee, the Audit Committee, the Governance & Compliance Committee, the Nominating Committee and the Related Parties Committee each has the authority to retain such outside advisors as it may determine to be appropriate.

Director Independence

The HLTH Board of Directors has delegated to the HLTH Governance & Compliance Committee the authority to make determinations regarding the independence of members of the HLTH Board of Directors. The Governance & Compliance Committee has determined that Dr. Adler, and Messrs. Brooke, Dimick, Manning, Sarkowsky and Smith (all six of HLTH’s non-employee directors) are “independent” in accordance with the published listing requirements of the Nasdaq Global Select Market applicable generally to members of the HLTH Board of Directors and, with respect to the committees of the HLTH Board of Directors on which they serve, those applicable to the specific committees. The other two directors, Messrs. Cameron and Wygod, as officers of HLTH, are not independent.

The Nasdaq independence definition includes a series of objective tests, including one that requires a three year period to have elapsed since employment by the listed company and other tests relating to specific types of transactions or business dealings between a director (or persons or entities related to the director) and the listed company. In addition, as further required by the Nasdaq Marketplace Rules, the HLTH Governance & Compliance Committee has made a subjective determination as to each non-employee director that no relationships exist which, in the opinion of the HLTH Governance & Compliance Committee, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In considering whether Mr. Manning qualified as “independent,” the HLTH Governance & Compliance Committee considered that (1) he had previously served as an executive officer of a predecessor of HLTH, more than ten years ago and (2) he and Mr. Wygod both serve as trustees of the WebMD Health Foundation, Inc., a charitable foundation. In considering whether Mr. Sarkowsky qualified as “independent,” the HLTH

Governance & Compliance Committee considered the fact that he and Mr. Wygod have jointly owned race horses and been involved in related transactions. Each member of the HLTH Governance & Compliance Committee abstained from voting with respect to his own independence.

Communications with HLTH’s Directors

The HLTH Board of Directors encourages its security holders to communicate in writing to HLTH’s directors. Security holders may send written communications to the HLTH Board of Directors or to specified individual directors by sending such communications care of the Corporate Secretary’s Office, HLTH Corporation, 669 River Drive, Center 2, Elmwood Park, New Jersey 07407-1361. Such communications will be reviewed by HLTH’s Legal Department and, depending on the content, will be:

•	forwarded to the addressees or distributed at the next scheduled HLTH Board meeting; or

•	if they relate to financial or accounting matters, forwarded to the HLTH Audit Committee or discussed at the next scheduled HLTH Audit Committee meeting; or

•	if they relate to the recommendation of the nomination of an individual, forwarded to the HLTH Nominating Committee or discussed at the next scheduled HLTH Nominating Committee meeting; or

•	if they relate to the operations of HLTH, forwarded to the appropriate officers of HLTH, and the response or other handling reported to the Board at the next scheduled Board meeting.

Committees of the HLTH Board of Directors

This section describes the roles of the Committees of HLTH’s Board in the corporate governance of HLTH. With respect to certain committees, including the HLTH Audit Committee, the HLTH Compensation Committee and the HLTH Nominating Committee, a portion of their responsibilities are specified by SEC rules and Nasdaq listing standards. These Committees work with their counterparts at WebMD where their responsibilities overlap or where they otherwise believe it is appropriate to do so. To assist in that coordination of responsibilities, the Chairpersons of the HLTH Audit Committee, the HLTH Compensation Committee, the HLTH Governance & Compliance Committee and the HLTH Nominating Committee are the same persons who hold those positions on those committees of the WebMD Board.

Executive Committee.  The HLTH Executive Committee, which met once during 2008, is currently comprised of Messrs. Brooke, Manning, Smith and Wygod. Mr. Cameron was also a member of the HLTH Executive Committee until February 2008. The HLTH Executive Committee has the power to exercise, to the fullest extent permitted by law, the powers of the entire Board.

Audit Committee.  The HLTH Audit Committee, which met 10 times during 2008, is currently comprised of Messrs. Brooke, Manning and Smith; Mr. Manning is its Chairman. Each of the members of the HLTH Audit Committee meets the standards of independence applicable to audit committee members under applicable SEC rules and Nasdaq Global Select Market listing standards and is financially literate, as required under applicable Nasdaq Global Select Market listing standards. In addition, the HLTH Governance and Compliance Committee has determined that Mr. Manning qualifies as an “audit committee financial expert,” as that term is used in applicable SEC regulations implementing Section 407 of the Sarbanes-Oxley Act of 2002, based on his training and experience as a certified public accountant, including as a partner of a major accounting firm, and based on his service as a senior executive and chief financial officer of public companies.

The HLTH Audit Committee operates under a written charter adopted by the HLTH Board of Directors, which sets forth the responsibilities and powers delegated by the HLTH Board to the HLTH Audit Committee. A copy of that Charter, as amended through July 26, 2007, was included as Annex A to the Proxy Statement for HLTH’s 2007 Annual Meeting. The HLTH Audit Committee’s responsibilities are summarized below in “Report of the HLTH Audit Committee.”

Compensation Committee.  The HLTH Compensation Committee, which met seven times during 2008, is currently comprised of Dr. Adler and Messrs. Sarkowsky and Smith; Dr. Adler is its Chairman. Each of these directors is a non-employee director within the meaning of the rules promulgated under Section 16 of the Securities Exchange Act, an outside director within the meaning of Section 162(m) of the Code and an independent director under applicable Nasdaq Global Select Market listing standards. The responsibilities delegated by the HLTH Board to the HLTH Compensation Committee include:

•	oversight of HLTH’s executive compensation program and its incentive and equity compensation plans;

•	determination of compensation levels for and grants of incentive and equity-based awards to HLTH’s executive officers and the terms of any employment agreements with them;

•	determination of compensation levels for non-employee directors; and

•	review of and making recommendations regarding other matters relating to HLTH’s compensation practices.

The HLTH Compensation Committee operates under a written charter adopted by the HLTH Board of Directors, which sets forth the responsibilities and powers delegated by the HLTH Board to the HLTH Compensation Committee. A copy of that Charter, as amended through July 26, 2007, was included as Annex B to the Proxy Statement for HLTH’s 2007 Annual Meeting. For additional information regarding the HLTH Compensation Committee and its oversight of executive compensation, see “HLTH Executive Compensation — Compensation Discussion and Analysis” below.

Nominating Committee.  The HLTH Nominating Committee, which met once during 2008, is currently comprised of Messrs. Brooke, Dimick and Sarkowsky; Mr. Dimick is its Chairman. Each of these directors is an independent director under applicable Nasdaq Global Select Market listing standards. The responsibilities delegated by the HLTH Board to the HLTH Nominating Committee include:

•	identifying individuals qualified to become members of the HLTH Board of Directors;

•	recommending to the HLTH Board the director nominees for each Annual Meeting; and

•	recommending to the HLTH Board candidates for filling vacancies that may occur between Annual Meetings.

The HLTH Nominating Committee operates pursuant to a written charter adopted by the HLTH Board of Directors, which sets forth the responsibilities and powers delegated by the Board to the Nominating Committee. A copy of that Charter, as amended through July 26, 2007, was included as Annex C to the Proxy Statement for HLTH’s 2007 Annual Meeting. The HLTH Nominating Committee has not adopted specific objective requirements for service on the HLTH Board. Instead, the HLTH Nominating Committee considers various factors in determining whether to recommend to the HLTH Board potential new Board members, or the continued service of existing members, including:

•	the amount and type of the potential nominee’s managerial and policy-making experience in complex organizations and whether any such experience is particularly relevant to HLTH;

•	any specialized skills or experience that the potential nominee has and whether such skills or experience are particularly relevant to HLTH;

•	in the case of non-employee directors, whether the potential nominee has sufficient time to devote to service on the HLTH Board and the nature of any conflicts of interest or potential conflicts of interest arising from the nominee’s existing relationships;

•	in the case of non-employee directors, whether the nominee would be an independent director and would be considered a “financial expert” or to have “financial sophistication” under applicable SEC rules and the listing standards of The Nasdaq Global Select Market;

•	in the case of potential new members, whether the nominee assists in achieving a mix of Board members that represents a diversity of background and experience, including with respect to age, gender, race, areas of expertise and skills; and

•	in the case of existing members, the nominee’s contributions as a member of the HLTH Board during his or her prior service.

The HLTH Nominating Committee will consider candidates recommended by stockholders in the same manner as described above. Any such recommendation should be sent in writing to the HLTH Nominating Committee, care of Secretary, HLTH Corporation, 669 River Drive, Center 2, Elmwood Park, New Jersey 07407-1361. To facilitate consideration by the Nominating Committee, the recommendation should be accompanied by a full statement of the qualifications of the recommended nominee, the consent of the recommended nominee to serve as a director of HLTH if nominated and to be identified in HLTH’s proxy materials and the consent of the recommending stockholder to be named in HLTH’s proxy materials. The recommendation and related materials will be provided to the HLTH Nominating Committee for consideration at its next regular meeting.

Governance & Compliance Committee.  The HLTH Governance & Compliance Committee is currently comprised of Dr. Adler and Messrs. Dimick and Manning; Mr. Dimick is its Chairman. The HLTH Governance & Compliance Committee met three times in 2008. The responsibilities delegated by the HLTH Board to the HLTH Governance & Compliance Committee include:

•	evaluating and making recommendations to the HLTH Board regarding matters relating to the governance of HLTH;

•	assisting the HLTH Board in coordinating the activities of the Board’s other standing committees, including with respect to HLTH’s compliance programs and providing additional oversight of those compliance programs; and

•	providing oversight of senior executive recruitment and management development.

As part of its responsibilities relating to corporate governance, the HLTH Governance & Compliance Committee evaluates and makes recommendations to the HLTH Board regarding any proposal for which a stockholder has provided required notice that such stockholder intends to make at an Annual Meeting, including recommendations regarding the HLTH Board’s response and regarding whether to include such proposal in HLTH’s proxy statement.

The HLTH Governance & Compliance Committee operates pursuant to a written charter adopted by the HLTH Board of Directors. A copy of that Charter, as amended through July 26, 2007, was included as Annex D to the Proxy Statement for HLTH’s 2007 Annual Meeting. Pursuant to that Charter, the membership of the HLTH Governance & Compliance Committee consists of the Chairpersons of the HLTH Nominating, Audit and Compensation Committees and the Chairperson of the HLTH Nominating Committee serves as the Chairperson of the HLTH Governance & Compliance Committee, unless otherwise determined by the HLTH Governance & Compliance Committee.

Related Parties Committee.  The HLTH Related Parties Committee is currently comprised of Messrs. Brooke, Sarkowsky and Smith. Each of the members of the HLTH Related Parties Committee is an independent director and none of its members serve as a director of WebMD. The HLTH Related Parties Committee met once during 2008. The responsibilities delegated by the HLTH Board to the HLTH Related Parties Committee include:

•	oversight of transactions between HLTH and WebMD; and

•	oversight of other matters in which the interests of HLTH and WebMD conflict or may potentially conflict.

Other Committees.  From time to time, the HLTH Board of Directors forms additional committees to make specific determinations or to provide oversight of specific matters or initiatives. For example:

•	Special Committee. Messrs. Brooke, Manning, Sarkowsky and Smith and Dr. Adler are members of a special committee of the Board to oversee matters relating to the investigations described in “Commitments and Contingencies — Legal Proceedings — Investigations by United States Attorney for

the District of South Carolina and the SEC” in Note 14 to the HLTH Consolidated Financial Statements included as Annex B-1 to this joint proxy statement/prospectus; and

•	Stock Repurchase Committee. Messrs. Wygod, Manning and Smith are members of a committee of the HLTH Board authorized to make determinations relating to repurchases of HLTH Common Stock.

Code of Conduct

A copy of the joint HLTH and WebMD Code of Business Conduct, as amended, is filed as Exhibit 14.1 to HLTH’s Annual Report on Form 10-K for the year ended December 31, 2008, as amended. The Code of Business Conduct applies to all directors and employees of HLTH and its subsidiaries. Any waiver of applicable requirements in the Code of Business Conduct that is granted to any of HLTH’s directors, to HLTH’s principal executive officer, to any of HLTH’s senior financial officers (including HLTH’s principal financial officer, principal accounting officer or controller) or to any other person who is an executive officer of HLTH requires the approval of the Audit Committee and waivers will be disclosed on HLTH’s corporate Web site, www.hlth.com in the “Investor Relations” section, or in a Current Report on Form 8-K.

HLTH NON-EMPLOYEE DIRECTOR COMPENSATION

Introduction

This section describes the compensation paid by HLTH during 2008 to the members of the HLTH Board of Directors who are not also HLTH or WebMD employees. We refer to these individuals as HLTH Non-Employee Directors. The HLTH Compensation Committee is authorized to determine the compensation of the HLTH Non-Employee Directors. As described below, only two types of compensation were paid by HLTH to HLTH Non-Employee Directors in 2008 for their Board and Board Committee service: (1) cash and (2) grants of non-qualified options to purchase HLTH Common Stock. None of the HLTH Non-Employee Directors received any other compensation from HLTH during 2008 and none of them provided any services to HLTH during 2008, except their service as a director. HLTH does not offer any deferred compensation plans or retirement plans to the HLTH Non-Employee Directors.

2008 Director Compensation Table

This table provides information regarding the value of the compensation of the HLTH Non-Employee Directors for 2008, as calculated in accordance with applicable SEC regulations. This table should be read together with the additional information under the headings “— Cash Compensation” and “— Option Grants” below.

(a)	(b)	(c)	(d)
	Fees Earned or
	Paid in Cash	Option Awards	Total
Name	($)	($)(1)(2)	($)

Mark J. Adler, M.D.(3)	62,500	61,686	124,186
Paul A. Brooke	75,000	61,686	136,686
Neil F. Dimick(3)	57,500	61,686	119,186
James V. Manning(3)	80,000	61,686	141,686
Herman Sarkowsky	65,000	61,686	126,686
Joseph E. Smith	75,000	61,686	136,686

(1)	The amounts reported in Column (c) above reflect the aggregate dollar amounts recognized by HLTH in 2008 for stock option awards for income statement reporting purposes under SFAS No. 123R, Share-based Payments (which we refer to as SFAS 123R) (disregarding any estimate of forfeitures related to service-based vesting conditions). See Note 15 (Stock-Based Compensation) to the HLTH Consolidated Financial Statements included in Annex B-1 to this joint proxy statement/prospectus for an explanation of the methodology and assumptions used in determining the fair value of stock option awards granted. The amounts reported in Column (c) reflect HLTH’s accounting expense for these stock option awards, not amounts realized by HLTH Non-Employee Directors. The actual amounts, if any, ultimately realized by HLTH Non-Employee Directors from options to purchase HLTH Common Stock will depend on the price of HLTH Common Stock at the time they exercise vested stock options.

(2)	Under HLTH’s Amended and Restated 2000 Long-Term Incentive Plan (which we refer to as the HLTH 2000 Plan), each HLTH Non-Employee Director automatically receives a non-qualified option to purchase 20,000 shares of HLTH Common Stock on each January 1, with an exercise price equal to the closing price on the last trading date of the prior year and a vesting schedule as follows: 1/4 of the grant on the first anniversary of the date of grant and 1/48 of the grant on a monthly basis over the next three years (full vesting on the fourth anniversary of the date of grant). In addition, each HLTH Non-Employee Director received, pursuant to a discretionary grant made on December 10, 2008, a non-qualified option to purchase 20,000 shares of HLTH Common Stock and with the same vesting schedule as the automatic grant. The grants made on January 1, 2008 each had an exercise price of $13.40 per share and a total grant date fair value equal to $78,398 and the grants made on December 10, 2008 each had an exercise price of $9.46 per share and a total grant date fair value equal to $56,872 (the fair value, in each case, being based on the methodology and assumptions referred to in Footnote 1 above). The following lists the total number of shares of HLTH Common Stock subject to outstanding unexercised option awards held by each of the HLTH Non-Employee Directors as of December 31, 2008 and the weighted average exercise price of those options:

	Number of Shares Subject	Weighted Average
Name	to Outstanding Options	Exercise Price

Mark J. Adler, M.D.	276,000	$10.35
Paul A. Brooke	250,000	$8.57
Neil F. Dimick	97,916	$10.48
James V. Manning	288,000	$9.24
Herman Sarkowsky	425,000	$11.04
Joseph E. Smith	206,000	$11.57

See “— Option Grants” below for additional information.

(3)	These three HLTH Non-Employee Directors are also non-employee directors of WebMD, for which they received compensation from WebMD. For information regarding the compensation they received from WebMD, see below under “— Option Grants — Compensation for Service on WebMD Board.”

Cash Compensation

Overview.  For each of the HLTH Non-Employee Directors, the amount set forth in Column (b) of the 2008 Director Compensation Table represents the sum of the following amounts, each of which is described below:

•	an annual retainer for service on the HLTH Board;

•	annual fees for service on standing Committees of the HLTH Board;

•	annual fees, if any, for serving as Chairperson of standing Committees of the HLTH Board; and

•	fees, if any, for service on other Committees of the HLTH Board.

HLTH Non-Employee Directors do not receive per meeting fees but are reimbursed for out-of-pocket expenses they incur in connection with attending meetings of the HLTH Board and its committees and HLTH’s Annual Meetings.

Board Service.  Each HLTH Non-Employee Director receives an annual retainer of $30,000 for service on the HLTH Board.

Service on Standing Committees.  HLTH pays annual fees for service by HLTH Non-Employee Directors on the standing committees of the HLTH Board, other than the Executive Committee (for which no fees are paid). We also pay annual fees to the Chairperson, if any, of those Committees. The amounts of such annual fees are as follows:

Type of Service	Annual Fee

Membership on Audit Committee (Messrs. Brooke, Manning and Smith)	$15,000
Membership on Compensation Committee (Dr. Adler and Messrs. Sarkowsky and Smith) or Nominating Committee (Messrs. Brooke, Dimick and Sarkowsky)	$5,000
Membership on Governance & Compliance Committee (Dr. Adler and Messrs. Dimick and Manning) or Related Parties Committee (Messrs. Brooke, Sarkowsky and Smith)	$10,000
Chairperson of Compensation Committee (Dr. Adler) or Nominating Committee (Mr. Dimick)	$2,500
Chairperson of Audit Committee (Mr. Manning) or Governance & Compliance Committee (Mr. Dimick)	$10,000

The amounts of the fees payable to HLTH Non-Employee Directors for service on the HLTH Board and its standing Committees are determined by the Compensation Committee and may be changed by it from time to time. The Compensation Committee also has discretion to determine whether such compensation is paid in cash, in HLTH Common Stock or some other form of compensation.

Service on Other Committees.  HLTH Non-Employee Directors may also receive additional fees for service on committees established by the HLTH Board for specific purposes. Those fees are generally paid on a quarterly basis for the period that the committee exists and may be set by the HLTH Board, the HLTH Compensation Committee or the committee itself. Messrs. Brooke, Manning, Sarkowsky and Smith and Dr. Adler were each paid $15,000 for their service in 2008 as members of a special committee of the Board to oversee matters relating to the investigations described in “Commitments and Contingencies — Legal Proceedings — Investigations by United States Attorney for the District of South Carolina and the SEC” in Note 14 to the HLTH Consolidated Financial Statements included in Annex B-1 to this joint proxy statement/prospectus. Members of this special committee will continue to receive compensation for their service on the committee. The current quarterly payment is $3,750 per member.

Option Grants

Annual Stock Option Grants.  On January 1 of each year, each HLTH Non-Employee Director receives a non-qualified option to purchase 20,000 shares of HLTH Common Stock pursuant to automatic annual grants of stock options under the HLTH 2000 Plan. The annual stock option awards are granted with a per-share exercise price equal to the fair market value of a share of HLTH Common Stock on the grant date. For these purposes, and in accordance with the terms of the HLTH 2000 Plan and HLTH’s equity award grant practices, the fair market value is equal to the closing price of a share of HLTH Common Stock on the Nasdaq Global Select Market on the last trading day of the prior year. The vesting schedule for each automatic annual grant is as follows: 1/4 of the grant on the first anniversary of the date of grant and 1/48 of the grant on a monthly basis over the next three years (full vesting on the fourth anniversary of the date of grant). Each of the HLTH Non-Employee Directors received automatic annual grants of options to purchase 20,000 shares of HLTH Common Stock on January 1, 2009 (with an exercise price of $10.46 per share) and January 1, 2008 (with an exercise price of $13.40 per share). The options granted to HLTH Non-Employee Directors do not include any dividend or dividend equivalent rights. Each such option will expire, to the extent not previously exercised, ten years after the date of grant or earlier if their service as a director ends (generally, three years from the date such service ends).

Under the HLTH 2000 Plan, outstanding unvested options held by HLTH Non-Employee Directors vest and become fully exercisable: (a) upon the HLTH Non-Employee Director’s death or termination of service as a result of disability; and (b) upon a “Change in Control” of HLTH. Those options, and any others that had previously vested, will then continue to be exercisable or lapse in accordance with the other provisions of the HLTH 2000 Plan and the award agreement. For purposes of the HLTH 2000 Plan, a “Change in Control” generally includes (i) a change in the majority of the Board of Directors of HLTH without the consent of the incumbent directors, (ii) any person or entity becoming the beneficial owner of 25% or more of the voting shares of HLTH and the Compensation Committee determining that such transaction constitutes a change in control, taking into consideration all relevant facts, (iii) consummation of a reorganization, merger or similar transaction as a result of which HLTH’s stockholders prior to the consummation of the transaction no longer represent 50% of the voting power and (iv) consummation of a sale of all or substantially all of HLTH’s assets. The merger will not constitute a Change in Control under the HLTH 2000 Plan.

Discretionary Grants.  The HLTH Non-Employee Directors may receive grants of stock options under the HTLH 2000 Plan at the discretion of the Compensation Committee of the HLTH Board. On December 10, 2008, each HLTH Non-Employee Director received a non-qualified option to purchase 20,000 shares of HLTH Common Stock. The grants had an exercise price of $9.46 per share and the same vesting schedule and other terms as described above with respect to the annual grants to HLTH Non-Employee Directors. The most recent prior such discretionary grants were made in 2002 and also consisted of grants of non-qualified options to purchase 20,000 shares of HLTH Common Stock.

Compensation for Service on the WebMD Board.  Dr. Adler and Messrs. Dimick and Manning serve as non-employee directors of WebMD and receive compensation from WebMD for their service. The WebMD Compensation Committee is authorized to determine the compensation of WebMD’s non-employee directors. The HLTH directors serving on the WebMD Board received three types of compensation in 2008 from WebMD for their Board and Board Committee service: (1) annual fees paid in the form of shares of WebMD Class A Common Stock; (2) grants of non-qualified options to purchase WebMD Class A Common Stock and (3) cash fees for service on the Strategic Planning Committee of the WebMD Board. None of these non-employee directors received any other compensation from WebMD during 2008 and none of them provided any services to WebMD during 2008, except their service as a director. WebMD does not offer any deferred compensation plans or retirement plans to its non-employee directors.

The following table provides information regarding the value of the compensation from WebMD to the individuals listed for 2008, as calculated in accordance with applicable SEC regulations:

(a)	(b)	(c)	(d)	(e)
			Cash Fees for
			Strategic Planning
	Stock Awards	Option Awards	Committee Service	Total
Name	($)(1)	($)(2)(3)	($)	($)

Mark J. Adler, M.D.	57,089	168,184	3,750	229,023
Neil F. Dimick	82,089	168,184	3,750	254,023
James V. Manning	74,589	168,184	3,750	246,523

(1)	Shares of WebMD Class A Common Stock were issued by WebMD on September 28, 2008 (the anniversary of WebMD’s initial public offering) in payment for annual fees for service on the WebMD Board and its standing committees. These shares are not subject to vesting requirements or forfeiture. The amounts (expressed in dollars) of the fees are the same as those applicable to the HLTH Board and its standing Committees, as described above. For each individual listed in Column (a) of this table, the number of shares to be issued was determined by dividing the aggregate dollar amount of the fees by $32.75 (the closing price of WebMD Class A Common Stock on the Nasdaq Global Select Market on September 26, 2008, the last trading day prior to the anniversary of WebMD’s 2005 initial public offering on September 28, 2008, which fell on a Sunday), with cash paid in lieu of issuing fractional shares. Dr. Adler received 1,450 shares of WebMD Class A Common Stock; Mr. Dimick received 2,213 shares; and Mr. Manning received 1,984 shares. In addition, this column includes $9,589 for each individual, which reflects the aggregate dollar amounts recognized by WebMD in 2008, for income statement reporting purposes under SFAS 123R (based on the methodology and assumptions referred to in Footnote 2 below), for grants of WebMD Restricted Stock made to these directors at the time of WebMD’s initial public offering. That amount reflects WebMD’s accounting expense for these WebMD Restricted Stock awards, not amounts realized by HLTH Non-Employee Directors. The actual amounts, if any, ultimately realized by HLTH Non-Employee Directors from WebMD Restricted Stock will depend on the price of WebMD Class A Common Stock at the time the WebMD Restricted Stock vests.

(2)	The amounts reported in Column (c) above reflect the aggregate dollar amounts recognized by WebMD in 2008 for stock option awards for income statement reporting purposes under SFAS 123R (disregarding any estimate of forfeitures related to service-based vesting conditions). See “Stock Based Compensation — WebMD Plans” in Note 15 (Stock-Based Compensation) to the HLTH Consolidated Financial Statements included in Annex B-1 to this joint proxy statement/prospectus for an explanation of the methodology and assumptions used in determining the fair value of stock option awards granted. The amounts reported in Column (c) reflect WebMD’s accounting expense for these stock option awards, not amounts realized by the individuals listed in the table. The actual amounts, if any, ultimately realized by these individuals from WebMD equity compensation will depend on the price of WebMD Class A Common Stock at the time they exercise vested stock options or at the time of vesting of WebMD Restricted Stock.

(3)	Under the WebMD 2005 Plan, each non-employee director of WebMD automatically receives a non-qualified option to purchase 13,200 shares of WebMD Class A Common Stock on each January 1, with an exercise price equal to the closing price on the last trading date of the prior year. In addition, each non-employee director of WebMD received, pursuant to a discretionary grant made on December 10, 2008, a non-qualified option to purchase 13,200 shares of WebMD Class A Common Stock. The grants made on January 1, 2008 each had an exercise price of $41.07 per share and a total grant date fair value equal to $183,939 and the grants made on December 10, 2008 each had an exercise price of $23.61 and a total grant date fair value equal to $133,440 (the fair value, in each case, being based on the methodology and assumptions referred to in Footnote 2 above). The vesting schedule for all such grants is 25% of the original amount granted on each of the first, second, third and fourth anniversaries of the date of grant. The following lists the total number of shares of WebMD Class A Common Stock subject to outstanding unexercised option awards held by the listed individuals as of December 31, 2008 and the weighted average exercise price of those options:

	Number of Shares Subject	Weighted Average
Name	to Outstanding WebMD Options	Exercise Price

Mark J. Adler, M.D.	66,000	$30.25
Neil F. Dimick	66,000	$30.25
James V. Manning	66,000	$30.25

In addition, as of December 31, 2008, each of the listed individuals held 1,100 shares of unvested WebMD Restricted Stock that were granted at the time of WebMD’s initial public offering.

HLTH EXECUTIVE COMPENSATION

Overview

This section contains information regarding HLTH’s compensation programs and policies and, in particular, their application to a specific group of individuals that we refer to as the HLTH Named Executive Officers. Under applicable SEC rules, the HLTH Named Executive Officers for this joint proxy statement/prospectus consist of the two individuals who served as Chief Executive Officer of HLTH during 2008, HLTH’s Chief Financial Officer during that year and the four other executive officers of HLTH who received the most compensation for 2008 (including one such individual who is no longer an executive officer of HLTH). This section is organized as follows:

•	2008 Report of the HLTH Compensation Committee. This section contains a report of the HLTH Compensation Committee regarding the “Compensation Discussion and Analysis” section described below. The material in the 2008 Report of the HLTH Compensation Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this joint proxy statement/prospectus into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that HLTH specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

•	Compensation Committee Interlocks and Insider Participation. This section contains information regarding certain types of relationships involving the HLTH Compensation Committee members.

•	Compensation Discussion and Analysis. This section contains a description of the specific types of compensation HLTH pays, a discussion of HLTH’s compensation policies, information regarding how those policies were applied to the compensation of the HLTH Named Executive Officers for 2008 and other information that HLTH believes may be useful to investors regarding compensation of the HLTH Named Executive Officers and other employees.

•	Executive Compensation Tables. This section provides information, in tabular formats specified in applicable SEC rules, regarding the amounts or value of various types of compensation paid to the HLTH Named Executive Officers and related information.

•	Potential Payments and Other Benefits Upon Termination or Change in Control. This section provides information regarding amounts that could or have become payable to the HLTH Named Executive Officers following specified events.

•	Employment Agreements with the HLTH Named Executive Officers. This section contains summaries of the employment agreements between HLTH (or its subsidiaries) and the HLTH Named Executive Officers. We refer to these summaries in various other places in this Executive Compensation section.

The parts of this section described above are intended to be read together and each provides information not included in the others. In addition, for background information regarding the HLTH Compensation Committee and its responsibilities, please see “HLTH Corporate Governance — Committees of the HLTH Board of Directors — Compensation Committee” above.

2008 Report of the HLTH Compensation Committee

The HLTH Compensation Committee provides oversight of HLTH’s compensation programs and makes specific decisions regarding compensation of the HLTH Named Executive Officers and HLTH’s other executive officers. The Compensation Discussion and Analysis section below contains a discussion of HLTH’s executive compensation programs and policies and their application by the HLTH Compensation Committee for 2008 to the HLTH Named Executive Officers. The HTLH Compensation Committee has reviewed and discussed with management the disclosures contained in that Compensation Discussion and Analysis. Based upon this review and our discussions, the HLTH Compensation Committee has recommended to the HLTH Board of Directors that the Compensation Discussion and Analysis section be included in this joint proxy statement/prospectus.

Mark J. Adler, M.D. (Chairperson)
Herman Sarkowsky
Joseph E. Smith

Compensation Committee Interlocks and Insider Participation

Each of the members of the HLTH Compensation Committee whose name appears under the HLTH Compensation Committee Report was a member of the HLTH Compensation Committee for all of 2008. No current member of the HLTH Compensation Committee is a current or former executive officer or employee of HLTH or had any relationships in 2008 requiring disclosure by HLTH or WebMD under the SEC’s rules requiring disclosure of certain relationships and related-party transactions.

None of HLTH’s executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of the HLTH Compensation Committee or of the WebMD Compensation Committee during the fiscal year ended December 31, 2008.

Compensation Discussion and Analysis

This section contains a description of the specific types of compensation HLTH pays, a discussion of HLTH’s compensation policies, information regarding how the compensation of the HLTH Named Executive Officers for 2008 was determined under those policies and other information that HLTH believes may be useful to investors regarding compensation of the HLTH Named Executive Officers and other employees.

Overview of Types of Compensation Used by HLTH.  The compensation of the HLTH Named Executive Officers consists primarily of the following:

•	cash salary;

•	an annual cash bonus, the amount of which was determined, for 2008, by the HLTH Compensation Committee in its discretion (or, with respect to Mr. Gattinella, by the WebMD Compensation Committee);

•	special bonuses to provide recognition for specific accomplishments or at the time of a promotion, if determined by the HLTH Compensation Committee to be appropriate and in amounts determined by the HLTH Compensation Committee in its discretion;

•	grants of non-qualified options to purchase shares of HLTH Common Stock, subject to vesting based on continued employment, with an exercise price that is equal to the fair market value of HLTH Common Stock on the grant date (and, in the case of certain of the HLTH Named Executive Officers, options to purchase shares of WebMD Class A Common Stock, with an exercise price that is equal to the fair market value of WebMD Class A Common Stock on the grant date); and

•	grants of shares of restricted HLTH Common Stock (which we refer to as HLTH Restricted Stock), subject to vesting based on continued employment and, in the case of Messrs. Gattinella and Wygod only, shares of restricted WebMD Class A Common Stock (which we refer to as WebMD Restricted Stock), subject to vesting based on continued employment.

A discussion of the above types of compensation, to the extent used in 2008, follows under the heading “— Use of Specific Types of Compensation in 2008.” The compensation of HLTH’s other executives generally consists of the same types (other than WebMD equity compensation), with the specific amounts determined by HLTH’s Chief Executive Officer and other members of its senior management.

In determining the forms of compensation to be used by HLTH, the HLTH Compensation Committee considers various factors, including the effectiveness of the incentives provided, tax and accounting considerations, the compensation practices of other companies and the expectations of HLTH’s employees and investors. In addition, the HLTH Compensation Committee believes that it is important that compensation be understood by the employees who receive it and by HLTH’s investors. The HLTH Compensation Committee believes that HLTH’s compensation programs, including the types of stock options and restricted stock that HLTH uses, are effective forms of compensation and well understood. HLTH has not offered any deferred compensation plans to its executive officers or to its other employees. HLTH has also not offered any retirement plans to its executive officers, other than 401(k) plans generally available to its employees. Subject to the terms of the HLTH 401(k) Savings and Employee Stock Ownership Plan (which we refer to as the HLTH 401(k) Plan), HLTH matches, in cash, 25% of amounts contributed to that Plan by each Plan participant, up to 6% of eligible pay. The matching contribution made by HLTH is subject to vesting, based on continued employment, with 50% scheduled to vest on each of the first and second anniversaries of an employee’s date of hire (with employees vesting immediately in any matching contribution made after the second anniversary). Messrs. Cameron, Funston and Gattinella are the Named Executive Officers who chose to participate in the HLTH 401(k) Plan in 2008. WebMD employees are eligible to participate in the HLTH 401(k) Plan. HLTH’s Porex subsidiary also sponsors a 401(k) plan for its employees and Mr. Midgette, who is CEO of Porex and an executive officer of HLTH, is a participant in that 401(k) plan. The Porex 401(k) Plan matches 100% of the first 3% of eligible pay contributed to the Plan and 50% of the next 2% of eligible pay. Such matching contributions are fully vested. Arthur Lehrer, who was an executive officer of HLTH in 2008 until completion of the ViPS Sale, participated in a 401(k) plan sponsored by ViPS.

Discussion of Compensation Policies.  The HLTH Compensation Committee’s guiding philosophy is to establish a compensation program that is:

•	Competitive with the market in order to help attract, motivate and retain highly qualified managers and executives. HLTH seeks to attract and retain talent by offering competitive base salaries, annual incentive opportunities, and the potential for long-term rewards through equity-based awards, such as stock options and restricted stock. HLTH has, in the past, granted and may continue to grant equity-based awards to a large portion of HLTH’s employees, not just its executives. Those awards have been primarily in the form of non-qualified options to purchase HLTH Common Stock.

•	Performance-based to link executive pay to company performance over the short term and long term and to facilitate shareholder value creation. It is HLTH’s practice to provide compensation opportunities in addition to base salary that are linked to HLTH’s performance and the individual’s performance. Achievement of short-term goals is rewarded through annual cash bonuses, while achievement of long-term objectives is encouraged through nonqualified stock option grants and restricted stock awards that are subject to vesting over periods generally ranging from three to four years. Through annual and long-term incentives, a major portion of the total potential compensation of HLTH’s executive officers (and other members of senior management) is placed at risk in order to motivate them to improve the performance of HLTH’s businesses and to increase the value of the company.

•	Designed to foster a long-term commitment by management. The HLTH Compensation Committee believes that there is great value to HLTH in having a team of long-tenured, seasoned executives and managers. HLTH’s compensation practices are designed to foster a long-term commitment to HLTH by its management team. The vesting schedules attributable to equity grants are typically 3 to 4 years with, in some cases (particularly for more senior executives), scheduled vestings that are smaller in the early vesting periods and greater in the later vesting periods.

The HLTH Compensation Committee has not retained outside consultants to assist it in implementing these policies or making specific decisions relating to executive compensation. The HLTH Compensation Committee does, from time to time, review general information regarding the compensation practices of other companies, including some that are likely to compete with HLTH for the services of its executives and employees and that information is a factor used by the HLTH Compensation Committee in its decisions and in its general oversight of compensation practices at HLTH. However, the HLTH Compensation Committee does not use that information to generate specific compensation amounts or targets and does not seek to create an objective standard for HLTH compensation based on what other companies have done. Instead, in each compensation decision, the HTLH Compensation Committee exercises its business judgment regarding the appropriateness of types and amounts of compensation in light of the value to HLTH of specific individuals. With respect to 2008 compensation, the HLTH and WebMD Compensation Committees took into account recommendations made by Martin J. Wygod, the Chairman of the Board and Acting Chief Executive Officer of HLTH and Chairman of the Board of WebMD and, with respect to compensation paid by WebMD, by Wayne T. Gattinella, Chief Executive Officer of WebMD, with respect to determinations of the types and amounts of compensation to be paid to the other executive officers and also discussed with Mr. Wygod the types and amounts he believed would be appropriate to pay to him in light of the amounts being recommended for, and paid to, the other HLTH executive officers. The key compensation decisions for 2008 for which Messrs. Wygod and Gattinella provided input to the Compensation Committees relating to HLTH’s executive officers (including themselves) were:

•	the amounts of the annual bonuses for 2008 (and, with respect to Mr. Gattinella, the amount contributed to the Supplemental Bonus Plan) that were approved by the Compensation Committees in February 2009, as more fully described below under “— Use of Specific Types of Compensation in 2008 — Bonuses”;

•	the size and terms of the equity grants that were approved by the Compensation Committees in December 2008, as more fully described below under “— Use of Specific Types of Compensation in 2008 — Equity Compensation”; and

•	the amounts paid to Mr. Lehrer in connection with the sale of ViPS, as more fully described below under “— Compensation Following Termination of Employment or Change in Control — Application in 2008 — Mr. Lehrer”.

In connection with the above, Mr. Wygod and, with respect to compensation paid by WebMD, Mr. Gattinella, provided their views to the Compensation Committees regarding key accomplishments of the executive management team for 2008 and the contribution made by individual executive officers to those accomplishments, including the individuals’ respective roles in connection with the transactions described below under “— Key Corporate Transactions Affecting Compensation Decisions for 2008,” and other background information relevant to the performance of the individual executive officers, as described under “— Application of Compensation Policies to Individual Named Executive Officers” below. In addition, Messrs. Wygod and Gattinella have discussions, from time to time, with the Compensation Committees and the full Boards of Directors regarding compensation policies generally, compensation planning and other compensation matters unrelated to specific compensation decisions and give their views on these matters to the members of the Committees and of the full Boards. The Compensation Committees seek the input from Messrs. Wygod and Gattinella described above because they believe that understanding management’s views regarding its own performance helps the Compensation Committees apply the compensation policies discussed earlier in this section to specific compensation decisions. However, all the decisions regarding the compensation paid to executive officers of HLTH and WebMD for 2008 were made by the Compensation Committees of HLTH and WebMD.

HLTH’s senior management generally applies a similar philosophy and similar policies to determine the compensation of officers and managers who are not executive officers and reports to the HLTH Compensation Committee regarding these matters.

The HLTH Compensation Committee and the WebMD Compensation Committee coordinate their decision-making to the extent they believe appropriate, including by having Mark J. Adler, M.D. serve as Chairman of both Compensation Committees and by having many of the meetings of the Compensation Committees be joint meetings that include discussion of compensation at both HLTH and WebMD. That coordination began when WebMD first became a public company in 2005, at a time when the compensation of its executive officers had, historically, been determined by, or under the oversight of, the HLTH Compensation Committee and one goal of that coordination was to facilitate continuity in decision-making. The reason for continued coordination of the decision-making of the two Compensation Committees has been to have the executive compensation philosophies and practices at HLTH and at WebMD (companies that share some of their executive officers) be generally consistent with each other, except to the extent the Compensation Committees choose to maintain or implement specific differences that they believe to be appropriate. Notwithstanding these efforts to coordinate the work of the two Compensation Committees, the HLTH Compensation Committee is responsible for making specific determinations regarding executive compensation paid by HLTH and the WebMD Compensation Committee is responsible for making specific determinations regarding executive compensation paid by WebMD. In addition to Dr. Adler, the members of the WebMD Compensation Committee are: A.R. Moossa, M.D. and Stanley S. Trotman, Jr. Biographical information regarding them can be found under the heading “WebMD Directors and Executive Officers” below.

Key Corporate Transactions Affecting Compensation Decisions for 2008.  The following key corporate transactions were relevant to compensation decisions for 2008:

•	2008 EBSCo Sale. On November 16, 2006, HLTH sold a 52% interest in the business that constituted its Emdeon Business Services segment, excluding its ViPS business unit (which we refer to as EBS) to an affiliate of General Atlantic LLC (which we refer to as GA). In this joint proxy statement/prospectus, we refer to this transaction as the 2006 EBS Sale. HLTH received cash proceeds of approximately $1.2 billion from the 2006 EBS Sale. From the closing of the 2006 EBS Sale to the closing of the 2008 EBSCo Sale (described below), we owned 48% of EBS Master LLC (which we refer to as EBSCo), the entity that acquired EBS in the 2006 EBS Sale. In this joint proxy statement/prospectus, we use the names Emdeon Business Services and EBS to refer to the business owned by EBSCo and, with respect to periods prior to the consummation of the 2006 EBS Sale, to the reporting segment of HLTH. In February 2008, HLTH completed the sale of its 48% minority ownership interest in EBSCo (which we refer to as the 2008 EBSCo Sale) to an affiliate of GA and affiliates of Hellman & Friedman, LLC. HLTH received cash proceeds of approximately $575 million from the 2008 EBSCo Sale.

•	ViPS Sale. In February 2008, HLTH announced its intention to divest its ViPS segment. On July 22, 2008, HLTH completed the sale of its ViPS segment to an affiliate of General Dynamics Corporation. In this joint proxy statement/prospectus, we refer to this transaction as the ViPS Sale. Through ViPS, HLTH had provided healthcare data management, analytics, decision-support and process automation solutions and related information technology services to governmental, Blue Cross Blue Shield and commercial healthcare payers. In the ViPS Sale, HLTH received cash proceeds of approximately $223 million, net of a working capital adjustment, professional fees and other expenses.

•	Terminated WebMD Merger. In February 2008, HLTH and WebMD entered into an Agreement and Plan of Merger (which we refer to as the 2008 Merger Agreement), pursuant to which HLTH would merge into WebMD (which we refer to as the Proposed 2008 Merger), with WebMD continuing as the surviving corporation. The 2008 Merger Agreement resulted from negotiations between HLTH and a special committee of the Board of Directors of WebMD during late 2007 and early 2008. The HLTH Board of Directors had initiated the process leading to the entry into the 2008 Merger Agreement with WebMD because it believed that the primary reason of many of the holders of HLTH Common Stock for owning those shares was HLTH’s controlling interest in WebMD and that the value of HLTH’s other businesses was not adequately reflected in the trading price of HLTH Common Stock. In connection with the entry by HLTH and WebMD into the 2008 Merger Agreement, the HLTH Board made a determination to divest Porex and ViPS (which divestitures were not, however, dependent on the Proposed 2008 Merger occurring). Pursuant to the terms of a Termination Agreement entered into on October 19, 2008 (which we refer to as the Termination Agreement), HLTH and WebMD mutually agreed, in light of the turmoil in financial markets, to terminate the 2008 Merger Agreement. The termination of the 2008 Merger Agreement was by mutual agreement of the companies and was unanimously approved by the Board of Directors of each of the companies and by the special committee of independent directors of WebMD. The Boards determined that both HLTH, as controlling stockholder of WebMD, and the public stockholders of WebMD would benefit from WebMD continuing as a publicly-traded subsidiary with no long-term debt and approximately $340 million in cash and investments. The Boards concluded that, by terminating the merger, HLTH and WebMD would retain financial flexibility and be in a position to pursue potential acquisition opportunities expected to be available to companies with significant cash resources in a period of financial market uncertainty.

•	2008 Tender Offer. Following the termination of the Proposed 2008 Merger, the HLTH Board of Directors determined that repurchasing HLTH Common Stock through a tender offer would be an efficient means to provide value to HLTH stockholders. In deciding to make the offer, the HLTH Board of Directors considered that, following the termination of the Proposed 2008 Merger, some holders of HLTH Common Stock might wish to have the opportunity to sell some or all of their holdings for cash. On October 27, 2008, HLTH commenced a tender offer to purchase up to 80,000,000 shares of HLTH Common Stock at a price of $8.80 per share. In this joint proxy statement/prospectus, we refer to this tender offer as the 2008 Tender Offer. The 2008 Tender Offer represented an opportunity for HLTH to return capital to stockholders who elected to tender their shares of HLTH Common Stock, while stockholders who chose not to participate in the 2008 Tender Offer automatically increased their relative percentage interest in HLTH at no additional cost to them. Prior to the closing of the 2008 Tender Offer, HLTH exercised its right to purchase an additional 2% of its outstanding shares without extending the tender offer. On November 25, 2008, the 2008 Tender Offer was completed and, as a result, HLTH repurchased 83,699,922 shares of HLTH Common Stock at a price of $8.80 per share. The shares purchased in the 2008 Tender Offer represented approximately 45% of the outstanding shares of HLTH Common Stock immediately prior to the tender offer. As a result of the 2008 Tender Offer, a prior tender offer in 2006 and additional repurchases of HLTH Common Stock under repurchase programs, the number of shares of HLTH Common Stock outstanding declined from 278,327,825 on December 31, 2005 to 101,374,536 on December 31, 2008 (in each case, excluding unvested shares of HLTH Restricted Stock granted under HLTH’s equity plans).

•	Planned Porex Sale. In February 2008, HLTH announced its intention to divest its Porex segment. The divestiture process for Porex remains ongoing.

For additional information regarding the above transactions, see Notes 3, 4, 6 and 17 to the HLTH Consolidated Financial Statements included in Annex B-1 to this joint proxy statement/prospectus and see “Certain Relationships and Related Transactions of HLTH — Transactions with WebMD — Termination Agreement” below. The efforts of management with respect to the above transactions was taken into consideration in compensation decisions with respect to 2008, both by the HLTH Compensation Committee in its decisions relating to executive officer compensation and by HLTH’s Chief Executive Officer and other members of senior management in their decisions relating to other executives.

Use of Specific Types of Compensation in 2008.

Base Salary.  The HLTH Compensation Committee reviews the base salaries of HLTH’s executive officers from time to time, but has made few changes in those salaries in recent years except upon a change in position. In 2008, no changes were made to the salaries of any of the HLTH Named Executive Officers, other than Mr. Midgette, whose salary was increased from $280,000 to $300,000 near the end of the year, which was the only increase in his salary since he joined Porex in 2002. In general, it is the HLTH Compensation Committee’s view that increases in the cash compensation of HLTH’s executive officers should be performance-based and achieved through the bonus-setting process, rather than through an increase in base salary. However, the HLTH Compensation Committee considers various factors when it contemplates an adjustment to base salary, including: company performance, the executive’s individual performance, scope of responsibility and changes in that scope (including as a result of promotions), tenure, prior experience and market practice. HLTH’s senior management considers similar factors in determining whether to make adjustments to salaries of other HLTH employees, and such changes are made more frequently.

Bonuses.  The HLTH Named Executive Officers have the opportunity to earn annual cash bonuses. However, the HLTH Named Executive Officers (and its other executive officers) do not participate in a formal annual bonus plan and the HLTH Compensation Committee did not set quantitative performance targets, in advance, for use in determining bonus amounts for executive officers for 2008. After the end of 2008, the HLTH Compensation Committee determined such amounts based on its subjective assessment of (a) the performance of HLTH’s businesses in 2008, taking into consideration its views regarding the extent to which financial and operational goals discussed by management and the HLTH Board at various times during 2008 were achieved; and (b) the efforts of the individual Named Executive Officers in connection with the transactions described above under “— Discussion of Compensation Policies — Key Corporate Transactions Affecting Compensation Decisions for 2008.” The Compensation Committee believes that, for HLTH at this time, a flexible annual bonus process is a more appropriate one for motivating HLTH’s executive officers than setting quantitative targets in advance because it allows the HLTH Compensation Committee to consider, in its bonus determinations:

•	goals of any type set by the HLTH Board and communicated to senior management at any point in the year;

•	the effects of acquisitions and dispositions of businesses made during the year; and

•	the effects of unexpected events and changes in HLTH’s businesses during the year.

The Compensation Committee may, at some point in the future, determine that it will use quantitative targets set in advance in determining executive officer bonuses. In addition, in some years, bonus awards for some of HLTH’s executive officers (particularly newly-hired executive officers) may be dictated by the terms of the executive’s employment agreement, providing for payment of a specified bonus amount or an amount within a specific range with respect to a specific employment period. No such requirements applied with respect to the HLTH Named Executive Officers for 2008.

While the HLTH Compensation Committee does not set quantitative performance targets in advance, it does set individual target bonus opportunities, as a percentage of base salary, for each of the HLTH Named Executive Officers who receive bonuses paid by HLTH. In some cases, these percentages are reflected in an employment agreement approved by the HLTH Compensation Committee. The higher the target percentage of an individual’s salary that the annual bonus opportunity represents, the greater the percentage of total annual cash compensation that is not guaranteed for that individual. Generally, the target percentage (and therefore the percentage of annual compensation that is not guaranteed) increases with the level and scope of responsibility of the executive, as does salary. The target bonus opportunities for the HLTH Named Executive Officers who served for all of 2008 (which does not include Messrs. Cameron and Lehrer, whose bonuses are discussed below under “— Application of Compensation Policies to Individual Named Executive Officers”) are set forth in the following table:

				Target Annual
			Target Annual	Bonus Amount
		Annual	Bonus	as a Percent
Named Executive Officer	Title	Salary	Opportunity	of Salary

Martin J. Wygod	Chairman of the Board and Acting CEO	$975,000	$975,000	100%
Mark D. Funston	Executive Vice President and Chief Financial Officer	$375,000	$187,000	50%
Wayne T. Gattinella	CEO of WebMD	$560,000	$560,000	100%
Charles A. Mele	Executive Vice President, General Counsel & Secretary	$450,000	$225,000	50%
William Midgette	CEO of Porex	$280,000	$140,000	50%

However, the HLTH Compensation Committee (or, in the case of Mr. Gattinella, the WebMD Compensation Committee) retained discretion in 2008 regarding the actual annual bonus amounts to be paid, which could be less than, equal to or more than the target bonus opportunity. The following table lists the amount of the annual cash bonuses paid to these individuals with respect to 2008 and 2007 and the percentage this represented of the target bonus opportunity:

		2008 Annual Bonus			2007 Annual Bonus
Named Executive Officer	Title	Amount		% of Target	Amount		% of Target

Martin J. Wygod	Chairman of the Board and Acting CEO	$1,500,000		154%	$520,000		53%
Mark D. Funston	Executive Vice President and Chief Financial Officer	$130,000		70%	$100,000		53%
Wayne T. Gattinella	CEO of WebMD	$270,000	(1)	48%	$270,000	(1)	48%
Charles A. Mele	Executive Vice President, General Counsel & Secretary	$350,000		156%	$233,000		104%
William Midgette	CEO of Porex	$91,000		65%	$108,500		78%

(1)	Includes $135,000 contributed to the Supplemental Bonus Trust described under “— Supplemental Bonus Plan (SBP)” below.

In determining 2008 annual bonuses for HLTH’s executive officers, the HLTH Compensation Committee did not attempt to tie the amounts of the bonuses to any specific financial or operational measures and, instead, based its bonus determinations on its subjective view of HLTH’s financial and operational results and of management’s performance in connection with key strategic transactions during 2008. In particular, the HLTH Compensation Committee believed it was appropriate to reward the HLTH Named Executive Officers for their efforts, on an individualized basis, in connection with the transactions described above under “— Key Corporate Transactions Affecting Compensation Decisions for 2008.” Differences in the amounts of 2008 bonuses among the HLTH Named Executive Officers resulted from differences in the general level of responsibility within the company of the individual HLTH Named Executive Officers and differences in their level of involvement in those transactions. Messrs. Wygod and Mele were the HLTH Named Executive Officers with the most significant involvement in all of the transactions, including in analysis of alternatives, structuring, negotiations, interfacing with outside advisors, supervision of internal staff, and the making of recommendations to the HLTH Board. With respect to Mr. Midgette, his bonus took into consideration not only Porex’s results (which did not meet expectations), but also his efforts in connection with the sales process relating to Porex. Finally, in the case of Mr. Wygod, the amount of his bonus also reflected recognition of the additional responsibilities he assumed, without any change in salary, as Acting CEO beginning in February 2008 when Mr. Cameron went on medical leave.

For 2008, there were two separate bonus amounts for Mr. Gattinella: a cash bonus of $135,000 paid in March 2009; and an award of $135,000 under the Supplemental Bonus Program described under “— Supplemental Bonus Plan (SBP)” below. The two amounts were the same for Mr. Gattinella in 2008 as they had been in 2007. As discussed above, the WebMD Compensation Committee did not attempt to tie the amounts of the 2008 annual bonus for Mr. Gattinella to any specific measures. The WebMD Compensation Committee determined these amounts based on its subjective view of WebMD’s financial and operational performance and Mr. Gattinella’s individual performance. Because WebMD’s financial performance in 2008 did not fully achieve expectations, including publicly disclosed guidance issued by management, but did reflect significant year-over-year growth in a difficult economic environment, the WebMD Compensation Committee set bonus amounts near 50% of target for Mr. Gattinella, with his bonus being equal to the amount for the prior year.

Supplemental Bonus Plan (SBP).  The WebMD Compensation Committee approved the contribution, in March 2008, to a trust (which we refer to Supplemental Bonus Trust) of Supplemental Bonus Plan (SBP) Awards for certain WebMD officers and employees, including a $135,000 contribution for Mr. Gattinella. In March 2009, the Supplemental Bonus Trust distributed the March 2008 SBP Awards, together with actual net interest earned on the respective amounts, to SBP participants and, at that time, Mr. Gattinella received $136,869. In order to receive the applicable payment from the Supplemental Bonus Trust, each SBP participant was required to be employed by WebMD on March 1, 2009 (subject to limited exceptions for death, disability, or certain terminations of employment in connection with a sale of a subsidiary, the closing of a business location or certain other position eliminations). In February 2009, the WebMD Compensation Committee approved the contribution, in March 2009, to the Supplemental Bonus Trust of SBP Awards, including a $135,000 contribution for Mr. Gattinella. The Supplemental Bonus Trust will distribute the March 2009 SBP Awards, together with actual net interest earned on the respective amounts, to SBP participants as promptly as practicable following March 1, 2010 (but in no event later than 2 1/2 months following such date); provided, however, that in order to receive such payment, the SBP participant must continue to be employed by WebMD on March 1, 2010 (subject to the limited exceptions described above). Any contributions to the Supplemental Bonus Trust that are forfeited for failure to meet the employment condition by an SBP participant are shared by the remaining SBP participants, except that SBP participants who are executive officers of WebMD are not eligible to receive any portion of such forfeitures. Except for Mr. Gattinella, no Named Executive Officer of HLTH has been an SBP participant.

Equity Compensation.  HLTH uses two types of long-term incentives: non-qualified stock options and restricted stock. Stock options are granted with an exercise price that is equal to the fair market value of HLTH Common Stock on the grant date. Thus, the HLTH Named Executive Officers will only realize value on their stock options if the price of HLTH Common Stock increases after the grant date. The HLTH Compensation Committee believes that equity compensation, subject to vesting periods of three to four years, encourages employees to focus on the long-term performance of HLTH. The amount that employees receive from equity awards increases when the price of HLTH Common Stock increases, which rewards employees for increasing shareholder value. The vesting schedules applicable to these equity awards are intended to further promote retention of employees during the vesting period.

The HLTH Compensation Committee does not make equity grants to HLTH’s executive officers on an annual or other pre-determined basis. In determining whether and when to make equity grants, the HLTH Compensation Committee considers the history of prior grants made to individual executive officers, their vesting status and the amounts that have been or may be realized by those individuals from those grants. In addition, the HLTH Compensation Committee considers factors similar to those it considers in its decisions relating to cash compensation, as described above, including factors relating to individual and company performance. Finally, the HLTH Compensation Committee typically makes larger grants to the executive officers it believes have the greatest potential to affect the value of the company and improve results for stockholders. Similar considerations apply to grants made to other officers and employees. The WebMD Compensation Committee takes a similar approach with respect to equity grants to WebMD’s executive officers and a similar approach is taken with respect to grants made to other WebMD officers and employees.

In December 2008, the HLTH Compensation Committee approved the making of a broad-based equity grant to HLTH Corporate employees (and to certain members of Porex’s management, including Mr. Midgette). Similarly, in December 2008, the WebMD Compensation Committee approved the making of a broad-based equity grant to most of WebMD’s employees, following an increase in the number of shares available for grant under the WebMD 2005 Plan approved at the WebMD 2008 Annual Meeting. The respective Compensation Committees also specifically determined the size and terms of the grants to be made to executive officers. The specific grants for the HLTH Named Executive Officers are listed in “— Executive Compensation Tables — Grants of Plan-Based Awards in 2008” below. HLTH had not made any grants to the HLTH Named Executive Officers since the fourth quarter of 2006 (with no grant being made to Mr. Gattinella at that time) and WebMD had not made any grants to any of the HLTH Named Executive Officers since the grants made at the time of WebMD’s initial public offering in September 2005. In making grants of WebMD equity in December 2008, the WebMD Compensation Committee took into consideration that those September 2005 grants will be fully vested in September 2009. The vesting schedule for the December 2008 WebMD equity grants is 25% on March 31 of each of 2010 through 2013. This vesting schedule, which differs from the standard vesting scheduled used by WebMD (25% on the first four anniversaries of grant), was designed so that the initial vesting would be six months after the last vesting of the grants made in connection with WebMD’s initial public offering. In making grants of HLTH equity in December 2008, the HLTH Compensation Committee took into consideration the fact that the option grants made in 2006 were out-of-the-money in December 2008, with an exercise price of $11.86 (or, in the case of Mr. Funston, of $11.60). The grants made in December 2008 had an exercise price of $9.46 (the closing price of HLTH Common Stock on December 10, 2008, the date of grant), other than the grant to Mr. Wygod, which had an exercise price of $8.49 (the closing price of HLTH Common Stock on December 1, 2008, the date of grant).

For additional information regarding equity compensation by WebMD, see “WebMD Executive Compensation — Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Equity Compensation” below.

Application of Compensation Policies to Individual Named Executive Officers.  Differences in compensation among the HLTH Named Executive Officers result from a number of factors and may vary from year to year. The primary factors that may create differences in compensation are disparities in: (a) the level of responsibility of the individual HLTH Named Executive Officers, including for those also compensated by WebMD, their responsibilities at WebMD; (b) individual performance of the HLTH Named Executive Officers; and (c) HLTH’s need to motivate and retain specific individuals at specific points in time. In general, larger equity grants are made to HLTH’s most senior executive officers because they have the greatest potential to affect the value of the company and to improve results for stockholders. Similarly, a greater portion of their total cash compensation is likely to come from their annual bonus. Similar considerations apply with respect to compensation from WebMD.

In 2008, no changes were made to the salaries of the HLTH Named Executive Officers, other than a $20,000 increase for Mr. Midgette. Accordingly, the application of compensation policies to individual Named Executive Officers in 2008 related primarily to: (a) their bonuses (see “— Bonuses” above for discussion of the determinations of the specific bonus amounts for the HLTH Named Executive Officers who served for all of 2008 and see the next two paragraphs in this section for discussions regarding bonus amounts for Messrs. Cameron and Lehrer, the two who served only for part of 2008); and (b) grants of equity made to them. With respect to the December 2008 equity grants, differences in the size of the grants related primarily to the nature and scope of the individual Named Executive Officer’s level of responsibility within HLTH and, with respect to Messrs. Wygod and Funston, their level of responsibility within WebMD. In the case of Mr. Wygod, the grant to him of HLTH Restricted Stock and options to purchase HLTH Common Stock was made in connection with an amendment to his employment agreement that, among other things, extended its term to the end of 2012. See “— Employment Agreements with the HLTH Named Executive Officers — Martin J. Wygod” below for a description of the other changes made by the December 2008 amendment to Mr. Wygod’s employment agreement. Messrs. Wygod and Funston each received equity grants from both HLTH and WebMD in December 2008 because of their responsibilities and positions at both companies, with Mr. Wygod serving as Chairman of the Board of WebMD and Mr. Funston as WebMD’s Chief Financial Officer. For Mr. Funston, this was his first grant of options to purchase WebMD Class A Common Stock. Mr. Gattinella received grants only from WebMD. The WebMD equity grants were determined by the WebMD Compensation Committee, with such approval occurring in a joint meeting with the HLTH Compensation Committee and each Compensation Committee took into consideration, in approving the December 2008 grants, the grants being approved by the other Compensation Committee.

For Mr. Cameron, who served as Chief Executive Officer of HLTH at the beginning of 2008, until beginning medical leave in February 2008, his bonus was based on his performance prior to the medical leave, including his role in leading HLTH management’s efforts in connection with the 2008 EBSCo Sale and the successful completion of that sale. Mr. Cameron has continued to serve as a member of the HLTH Board while on medical leave, and the December 2008 grant of options to purchase 40,000 shares of HLTH Common Stock to him was intended to provide similar equity compensation as received by HLTH’s Non-Employee Directors, who each received two grants of options to purchase 20,000 shares of HLTH Common Stock (a discretionary grant in December 2008 and an automatic annual grant on January 1, 2009). See “HLTH Non-Employee Director Compensation — Option Grants” above.

The HLTH Compensation Committee, in its compensation decisions in 2008 regarding Mr. Lehrer, the CEO of ViPS, focused on providing incentives to him relating to the sales process for ViPS, including with respect to cash bonuses. Because those decisions related to compensation received by Mr. Lehrer after he left

HLTH in connection with the closing of the VIPS Sale, they are described under “— Compensation Following Termination of Employment or a Change in Control — Application in 2008 — Mr. Lehrer” below.

Benefits and Perquisites.  HLTH’s executive officers are generally eligible to participate in HLTH’s benefit plans on the same basis as HLTH’s other employees (including matching contributions to a 401(k) Plan and company-paid group term life insurance). HLTH, for the past several years, has maintained a sliding scale for the cost of employee premiums for its health plan, under which employees with higher salaries pay a higher amount. The limited perquisites (or “perks”) received by the HLTH Named Executive Officers in 2008 are described in the footnotes to the Summary Compensation Table and consisted primarily of car allowances. In addition, HLTH’s executive officers (as part of a larger group of employees generally having a salary of $180,000 or more) receive company-paid supplemental disability insurance, the cost of which is listed in those footnotes.

Compensation Following Termination of Employment or a Change in Control

Overview.  HLTH does not offer any deferred compensation plans to its executive officers or other employees and does not offer any retirement plans to its executive officers, other than 401(k) plans generally available to its other employees. Accordingly, the payment and benefit levels for the HLTH Named Executive Officers applicable upon a termination or a change in control result from provisions in the employment agreements between HLTH or WebMD and the individual Named Executive Officers. However, unlike annual or special bonuses or the amounts of equity grants (which the Compensation Committees of HLTH and WebMD generally determines in their discretion at the time of payment or grant), the terms of employment agreements are the result of negotiations between HLTH or WebMD and those individuals, generally occurring at the time the individual joined HLTH or WebMD or in connection with a promotion to a more senior position (subject to the approval of the HLTH Compensation Committee or the WebMD Compensation Committee in the case of executive officer employment agreements). The HLTH Compensation Committee and the WebMD Compensation Committee have, in the past, usually been willing to include, in connection with the renewal of or an extension to an employment agreement with an existing executive officer, provisions relating to potential terminations and changes in control that are similar to those in the existing employment agreement with that executive officer. The employment agreements with the HLTH Named Executive Officers are described under the heading “— Employment Agreements with the HLTH Named Executive Officers” below and summaries of the types of provisions relating to post-termination compensation included in those agreement are included in this section under the headings “— Employment Agreement Provisions Regarding Termination Benefits” and “— Employment Agreement Provisions Regarding Change in Control Benefits” below.

In determining whether to approve executive officer employment agreements (or amendments of or extensions to those agreements), the HLTH Compensation Committee considers HLTH’s need for the services of the specific individual and the alternatives available, as well as potential alternative employment opportunities available to the individual from other companies. In considering whether to approve employment agreement terms that may result in potential payments and other benefits for executives that could become payable following a termination or change in control, the HLTH Compensation Committee considers both the costs that could potentially be incurred by HLTH, as well as the potential benefits to HLTH, including benefits to HLTH from post-termination confidentiality, non-solicit and non-compete obligations imposed on the executive and provisions relating to post-termination services required of certain of the HLTH Named Executive Officers. In the case of potential payments and other benefits that could potentially become payable following a change in control, the HLTH Compensation Committee considers whether those provisions would provide appropriate benefit to an acquiror, in light of the cost the acquiror would incur, as well as benefits to HLTH during the period an acquisition is pending. The WebMD Compensation Committee considers similar factors with respect to employment agreement terms for WebMD executive officers.

Employment Agreement Provisions Regarding Termination Benefits.  The employment agreements with the HLTH Named Executive Officers provide for some or all of the following to be paid if the HLTH Named

Executive Officer is terminated without cause or resigns for good reason (the definitions of which are typically set forth in the applicable employment agreement), dies or ceases to be employed as a result of disability:

•	continuation of cash compensation (including salary and, in some cases, an amount based on past bonuses) for a period following termination;

•	continuation of vesting and/or exercisability of some or all options or restricted stock; and

•	continued participation in certain of HLTH’s health and welfare insurance plans or payment of COBRA premiums.

The amount and nature of these benefits vary by individual, with the most senior of the HLTH Named Executive Officers typically receiving more of these benefits and receiving them for a longer period. These benefits also vary depending on the reason for the termination. See “— Employment Agreements with the HLTH Named Executive Officers” below for a description of the specific provisions that apply to each of the HLTH Named Executive Officers and “— Potential Payments and Other Benefits Upon Termination of Employment or Change in Control” below for a sample calculation, based on applicable SEC rules, of the amounts that would have been payable if termination for specified reasons had occurred as of December 31, 2008. No such post-termination benefits apply if a HLTH Named Executive Officer is terminated for cause. The HLTH Compensation Committee believes that the protections provided to executive officers by the types of employment agreement provisions described above are appropriate for the attraction and retention of qualified and talented executives and consistent with good corporate governance.

Employment Agreement Provisions Regarding Change in Control Benefits.  The HLTH Compensation Committee believes that executives should generally not be entitled to severance benefits solely upon the occurrence of a change in control, but that it is appropriate to provide for such benefits if a change in control is followed by a termination of employment or other appropriate triggering event. See “— Employment Agreement Provisions Regarding Termination Benefits” above. However, as more fully described below under “— Employment Agreements with the HLTH Named Executive Officers” and “— Potential Payments and Other Benefits Upon Termination of Employment or Change in Control” below, the HLTH Compensation Committee has approved the following exceptions:

•	Mr. Wygod’s employment agreement includes terms providing that if there is a change in control of HLTH, all of his outstanding options and other equity compensation (including WebMD equity) would become immediately vested and, if his employment terminates for any reason other than cause, the options would remain exercisable for the remainder of the originally scheduled term. The employment agreement also contains provisions providing that he may resign and receive severance payments.

•	With respect to Messrs. Cameron and Mele, their employment agreements include terms providing that:

—	they would be able to resign following a change in control, after the completion of a transition period with the successor, and receive the same benefits that they would be entitled to upon a termination without cause following the change in control (as set forth in the tables below and the descriptions of their respective employment agreements that follow); and

—	they would receive accelerated vesting of the options to purchase shares of WebMD Class A Common Stock granted to them on September 28, 2005 in the event of a change in control of WebMD or if WebMD is no longer an affiliate of HLTH since, as a result of such a transaction, they would no longer have a direct involvement with WebMD’s business.

•	In the case of Mr. Gattinella, his employment agreement provides that, so long as he remains employed for one year following a change in control of WebMD, his options to purchase WebMD Class A Common Stock granted on December 10, 2008 would continue to vest until the second anniversary of the change in control, even if he resigns from the employ of WebMD prior to such vesting date. In addition, that portion of the restricted stock grant made on December 10, 2008 that would have vested through the second anniversary of the change in control will accelerate to the date of his resignation.

In the negotiations with those individuals regarding their employment agreements, the HLTH Compensation Committee recognized that, for those individuals, a change in control is likely to result in a fundamental change in the nature of their responsibilities. Accordingly, under their employment agreements, the HLTH Compensation Committee approved those individuals having, following a change in control, the rights described above. The HLTH Compensation Committee believes that the rights provided are likely to be viewed as appropriate by a potential acquiror in the case of those specific individuals. In addition, the HLTH Compensation Committee sought to balance the rights given to those HLTH Named Executive Officers with certain requirements to provide transitional services in types and amounts likely to be viewed as reasonable by a potential acquiror. The merger will not constitute a change of control of HLTH.

If the benefits payable to Mr. Cameron, Mr. Mele, or Mr. Wygod in connection with a change in control would be subject to the excise tax imposed under Section 280G of the Code (which we refer to as Section 280G), HLTH has agreed to make an additional payment to the executive so that the net amount of such payment (after taxes) that such individual receives is sufficient to pay the excise tax due.

Application in 2008.  During 2008, all employment agreements with the HLTH Named Executive Officers were amended in a manner intended to bring such agreements into compliance with Section 409A of the Code (which we refer to below as Section 409A). In addition:

•	Mr. Wygod. The amendment to Mr. Wygod’s employment agreement in December 2008 included certain changes to HLTH’s obligations in the event of certain terminations of employment, including: (i) setting the severance period at three years (the prior agreement provided for a severance period equal to the remainder of the term, or if longer, two years); and (ii) including bonus as a component of the 3 year severance payment calculation (based on the average of the bonuses received over the prior three years) in recognition of the fact that bonuses have been a significant portion of the compensation paid to Mr. Wygod. See “— Employment Agreements with the HLTH Named Executive Officers — Martin J. Wygod” below for additional description of the December 2008 amendment, as well as an additional amendment made in July 2009 in connection with the merger of HLTH and WebMD. The remaining provisions related to post-termination compensation (including the Section 280G gross-up provision described above) in that employment agreement were carried forward from the existing employment agreement with Mr. Wygod. The HLTH Compensation Committee believed that it was appropriate to maintain those provisions in the employment agreement in connection with extending the term of the agreement and that the rights provided to Mr. Wygod under those provisions, taken together with the changes made to the employment agreement, were reasonable in order to retain the services of Mr. Wygod and in light of the other provisions of the employment agreement. The merger of HLTH and WebMD is not a change in control under Mr. Wygod’s employment agreement. For additional information regarding the amendment to Mr. Wygod’s employment agreement in July 2009 and the effect of the completion of the merger on his compensation, see “The Merger — Interests of Certain Persons in the Merger — Employment Arrangements — Martin J. Wygod.”

•	Mr. Midgette. Mr. Midgette’s employment agreement was amended in March 2008, in connection with the Porex divestiture process, to provide enhanced severance benefits and acceleration of equity upon a change in control of Porex. His employment agreement, as amended, provides that if, within 15 months following a change in control of Porex, he is terminated without cause or required to take a salary reduction or to relocate beyond a specified distance, he would be entitled to continuation of his base salary, as severance, for a period of two years (rather than the one year of severance payable if the termination did not follow a change in control of Porex) and payment of his COBRA premiums for up to 18 months. With respect to the options to purchase HLTH Common Stock and HLTH Restricted Stock granted to him on December 10, 2008, if there is a change in control of Porex prior to the first vesting date (December 10, 2009), he would receive the first vesting of such grants, accelerated to the closing date of the change in control transaction. The HLTH Compensation Committee also approved an aggregate of $100,000 in potential retention bonuses, which would generally be payable to Mr. Midgette if he remains employed for 60 days following a sale of Porex and/or Porex Surgical (or if he is terminated without cause or resigns for good reason on or after the closing date but before such 60th day). The HLTH Compensation Committee believed that the terms and conditions described above are appropriate incentives for Mr. Midgette to remain with Porex during the divestiture process and to assist HLTH in that process. For additional information, see “— Employment Agreements with the HLTH Named Executive Officers — William Midgette” below.

•	Mr. Lehrer. Mr. Lehrer’s employment agreement was amended in March 2008, in connection with the ViPS divestiture process, to provide enhanced severance benefits and acceleration of equity upon a change in control of ViPS. Mr. Lehrer left HLTH in July 2008 in connection with the consummation of the ViPS Sale. As contemplated by the March 2008 amendment, Mr. Lehrer’s post-termination compensation included: (a) a retention bonus of $100,000 payable 60 days after closing of the ViPS Sale; (b) a success bonus of $150,000, the amount of which was determined by the HLTH Compensation Committee, in its discretion, following the completion of the ViPS Sale, based on its evaluation that Mr. Lehrer made significant efforts in connection with the divestiture process and the successful completion of that process; (c) accelerated vesting, on the closing date of the ViPS Sale, of 13,334 shares of HLTH Restricted Stock that were scheduled to vest between the closing date and June 6, 2009 (with an aggregate value of $152,140 on the closing date); and (d) accelerated vesting, on the closing date of the ViPS Sale, of options to purchase 78,750 shares of HLTH Common Stock that were scheduled to vest between the closing date and June 6, 2009 (with an aggregated realized value on the date of exercise of $156,250). The HLTH Compensation Committee believed that the terms and conditions described above were appropriate incentives for Mr. Lehrer to remain with ViPS during the divestiture process and to assist HLTH in that process.

Deductibility of Compensation.  Section 162(m) of the Code generally limits the ability of a publicly held corporation to deduct compensation in excess of $1 million per year paid to certain executive officers. It is the policy of the HLTH Compensation Committee to structure, where practicable, compensation paid to its executive officers so that it will be deductible under Section 162(m) of the Code. Accordingly, HLTH’s equity plans under which awards are made to officers and directors are generally designed to ensure that compensation attributable to stock options granted will be tax deductible by HLTH. However, cash bonuses for HLTH’s executive officers and grants of restricted stock do not qualify as performance-based within the meaning of Section 162(m) and, therefore, are subject to its limits on deductibility. In determining that the compensation of HLTH’s executive officers for 2008 was appropriate under the circumstances and in the best interests of HLTH and its stockholders, the HLTH Compensation Committee considered the amount of NOL carryforwards available to HLTH to offset income for Federal income tax purposes. See Note 18 to the HLTH Consolidated Financial Statements included in Annex B-1 to this joint proxy statement prospectus.

Executive Compensation Tables

This section provides information, in tabular formats specified in applicable SEC rules, regarding the amounts of compensation paid to the HLTH Named Executive Officers and related information. The tables included are:

•	Summary Compensation Table, which presents information regarding each individual’s total compensation and the types and value of its components; and

•	three tables providing additional information regarding HLTH’s equity compensation, entitled: Grants of Plan-Based Awards in 2008; Outstanding Equity Awards at End of 2008; and Option Exercises and Stock Vested in 2008.

As permitted by the SEC rules relating to these tables, HLTH’s tables reflect only the types of compensation that HLTH and WebMD paid to the HLTH Named Executive Officers. For example, since HLTH’s only retirement plan is a 401(k) plan, we do not include tables applicable to other types of retirement plans. For a general description of the types of compensation paid by WebMD and HLTH, see “— Compensation Discussion and Analysis — Overview of Types of Compensation Used by HLTH” above.

Summary Compensation Table

Table.  The following table presents information regarding the amount of the total compensation of the HLTH Named Executive Officers for services rendered during the years covered, as well as the amount of the specific components of that compensation. The compensation reported in the table reflects all compensation to the HLTH Named Executive Officers by HLTH and its subsidiaries (including WebMD and its subsidiaries). Amounts reflecting equity grants by HLTH are noted with an “H” and amounts reflecting equity grants by WebMD are noted with a “W.”

						(e)		(f)		(g)
(a)			(c)	(d)		Stock		Option		All Other		(h)
Name and	(b)		Salary	Bonus		Awards		Awards		Compensation		Total
Principal Position	Year		($)	($)(1)		($)(2)		($)(2)		($)		($)

Kevin M. Cameron	2008		101,538	250,000		1,354,078	H	1,834,261	H	235,888	(5)	3,848,974
Chief Executive Officer (on medical								73,209	W

leave)(3)(4)								1,907,470

	2007		660,000	520,000		1,478,740	H	2,227,811	H	17,627	(5)	5,038,119
								133,941	W

								2,361,752

	2006		660,000	3,530,000		714,830	H	1,682,494	H	17,552	(5)	6,843,998
								239,122	W

								1,921,616

Martin J. Wygod	2008		975,000	1,500,000		1,669,304	H	1,843,880	H	10,847	(6)	6,464,420
Chairman of the Board and Acting						138,791	W	326,598	W

Chief Executive Officer(3)						1,808,095		2,170,478

	2007		975,000	520,000		1,623,018	H	1,813,757	H	10,847	(6)	5,710,783
						229,931	W	538,230	W

						1,852,949		2,351,987

	2006		975,000	3,530,000		629,691	H	709,598	H	10,847	(6)	7,255,798
						439,809	W	960,853	W

						1,069,500		1,670,451

Mark D. Funston	2008		375,000	130,000		176,625	H	190,360	H	7,930	(7)	888,018
Executive VP and Chief								8,103	W

Financial Officer								198,463

	2007		375,000	100,000		173,881	H	182,503	H	169,948	(7)	1,001,332

	2006	(8)	46,875	35,000		22,867	H	24,000	H	526	(7)	129,268

Wayne T. Gattinella	2008		560,000	135,000	(9)	138,791	W	326,598	W	9,758	(10)	1,170,147
Chief Executive Officer and President of WebMD	2007		560,000	135,000	(9)	7,457	H	84,850	H	9,214	(10)	1,564,682
						229,931	W	538,230	W

						237,388		623,080

	2006		560,000	340,000		46,977	H	229,800	H	8,313	(10)	2,585,752
						439,809	W	960,853	W

						486,786		1,190,653

						(e)		(f)		(g)
(a)		(c)		(d)		Stock		Option		All Other		(h)
Name and	(b)	Salary		Bonus		Awards		Awards		Compensation		Total
Principal Position	Year	($)		($)(1)		($)(2)		($)(2)		($)		($)

Arthur Lehrer	2008	173,077	(11)	250,000	(11)	200,115	H	287,862	H	7,587	(12)	918,641
Formerly CEO of ViPS

Charles A. Mele	2008	450,000		350,000		401,951	H	452,183	H	16,663	(13)	1,729,365
Executive VP, General Counsel and								58,568	W

Secretary								510,751

	2007	450,000		233,000		402,430	H	523,569	H	16,663	(13)	1,732,815
								107,153	W

								630,722

	2006	450,000		1,350,000		121,643	H	312,736	H	16,663	(13)	2,442,339
								191,297	W

								504,033

William Midgette	2008	280,000		91,000		1,814	H	4,087	H	25,333	(14)	402,234
CEO of Porex

(1)	The amounts reported in Column (d) above for Messrs. Cameron, Mele and Wygod in 2006 reflect both regular annual bonuses for that year, as well as special bonuses that were made in recognition of the contributions of those individuals to the completion of the EPS Sale and the 2006 EBS Sale and the related repositioning of the company. The amounts of the special bonuses, which were determined by the HLTH Compensation Committee in its discretion, were as follows: Mr. Cameron — $2,750,000; Mr. Mele — $1,000,000; and Mr. Wygod — $2,750,000.

(2)	The amounts reported in Columns (e) and (f) above reflect the aggregate dollar amounts recognized by HLTH for stock awards and option awards for income statement reporting purposes under SFAS 123R (disregarding any estimate of forfeitures related to service-based vesting conditions). See Note 15 (Stock-Based Compensation) to the HLTH Consolidated Financial Statements included in Annex B-1 to this joint proxy statement/prospectus for an explanation of the methodology and assumptions used in determining the fair value of stock and stock option awards granted. The amounts reported in Columns (e) and (f) reflect the accounting expense for these equity awards, not amounts realized by the HLTH Named Executive Officers. The actual amounts, if any, ultimately realized by the HLTH Named Executive Officers from equity compensation will depend on the price of HLTH Common Stock (or the price of WebMD Class A Common Stock in the case of WebMD equity awards) at the time they exercise vested stock options or at the time of vesting of restricted stock. Holders of shares of HLTH Restricted Stock and WebMD Restricted Stock have voting power and the right to receive dividends, if any, that are declared on those shares, but their ability to sell those shares is subject to vesting requirements based on continued employment.

(3)	In February 2008, Mr. Cameron went on medical leave and Mr. Wygod began serving as HLTH’s Acting Chief Executive Officer, while also continuing as Chairman of the Board.

(4)	Mr. Cameron’s salary and bonus for 2008 reflect compensation for service prior to the medical leave that began in February 2008. Mr. Cameron has continued to serve as a member of the Board of Directors of HLTH and, in his capacity as a director, received a grant of options to purchase HLTH Common Stock in December 2008. See “— Grant of Plan Based Awards in 2008 — Table” below for additional information, including the grant date fair value of these option awards under SFAS 123R.

(5)	For 2008, consists of: (a) $3,450 in company matching contributions under the HLTH 401(k) Plan; (b) $285 for company-paid supplemental disability insurance; (c) $360 for company-paid group term life insurance; (d) an automobile allowance of $8,308; (e) a $100 gift card (an incentive for employees who completed a WebMD Health Manager online questionnaire); and (f) $223,385 paid to him under HLTH’s short-term disability plan. For 2007, consists of: (a) $3,375 in company matching contributions under the HLTH 401(k) Plan; (b) $1,712 for company-paid supplemental disability insurance; (c) $540 for company-paid group term life insurance; and (d) an automobile allowance of $12,000. For 2006 consists of: (a) $3,300 in company matching contributions under the HLTH 401(k) Plan; (b) $1,712 for company-paid supplemental disability insurance; (c) $540 for company-paid group term life insurance; and (d) an automobile allowance of $12,000.

(6)	For each of 2008, 2007 and 2006, consists of: (a) $3,989 for company-paid supplemental disability insurance; and (b) $6,858 for company-paid group term life insurance.

(7)	For 2008, consists of: (a) $3,450 in company matching contributions under the HLTH 401(k) Plan; (b) $3,570 for company-paid supplemental disability insurance; (c) a $100 gift card (an incentive for employees who completed a WebMD Health Manager online questionnaire); and (d) $810 for company-paid group term life insurance. For 2007, consists of: (a) $3,338 in company matching contributions under the HLTH 401(k) Plan; (b) $3,570 for company-paid supplemental disability insurance; (c) $810 for company-paid group term life insurance; and (d) $88,545 for reimbursement of relocation costs plus $73,685 for reimbursement of amounts required to pay income taxes resulting from the payment for such relocation costs. For 2006, consists of: (a) $433 in company matching contributions under the HLTH 401(k) Plan; and (b) $93 for company-paid group term life insurance.

(8)	The information for 2006 reflects compensation beginning in mid-November 2006, when Mr. Funston joined HLTH.

(9)	See “— Background Information Regarding the Summary Compensation Table — WebMD Supplemental Bonus Plan (SBP)” below for a description of contributions made to a Supplemental Bonus Trust on behalf of Mr. Gattinella for each of 2007 and 2008, but not reflected in this table since such contributions are subject to forfeiture during the periods covered by this table.

(10)	For 2008, consists of: (a) $3,450 in company matching contributions under the HLTH 401(k) Plan; (b) $3,986 for company-paid supplemental disability insurance; and (c) $2,322 for company-paid group term life insurance. For 2007, consists of: (a) $2,906 in company matching contributions under the HLTH 401(k) Plan; (b) $3,986 for company-paid supplemental disability insurance; and (c) $2,322 for company-paid group term life insurance. For 2006, consists of: (a) $3,085 in company matching contributions under the HLTH 401(k) Plan; (b) $3,986 for company-paid supplemental disability insurance; and (c) $1,242 for company-paid group term life insurance.

(11)	Mr. Lehrer left HLTH in July 2008 in connection with the consummation of the ViPS Sale. Mr. Lehrer’s salary and bonus for 2008 reflect compensation for service prior to his leaving HLTH. The amount reported for bonus in Column (d) consisted of (a) a retention bonus of $100,000, approved by the HLTH Compensation Committee near the beginning of the sale process relating to ViPS and payable 60 days after closing of a sale transaction; and (b) a success bonus of $150,000, determined at the discretion of the HLTH Compensation Committee following the completion of the ViPS Sale. For additional information, see “— Compensation Discussion and Analysis — Compensation Following Termination of Employment or a Change in Control — Application in 2008 — Mr. Lehrer” above and “— Potential Payments and Other Benefits Upon Termination of Employment or a Change in Control — Background and Assumptions” below.

(12)	Consists of: (a) $5,227 in company matching contributions under the ViPS 401(k) Plan; (b) $972 for company-paid supplemental disability insurance; (c) a $100 gift card (an incentive for employees who completed a WebMD Health Manager online questionnaire); and (d) $1,288 for company-paid group term life insurance.

(13)	For each of 2008, 2007 and 2006, consists of: (a) $3,421 for company-paid supplemental disability insurance; (b) $1,242 for company-paid group term life insurance; and (c) an automobile allowance of $12,000.

(14)	Consists of: (a) $5,161 in company matching contributions under the Porex 401(k) Plan; (b) $2,536 for company-paid group term life insurance; (c) an automobile allowance of $14,400; and (d) $3,236 for country club dues.

Background Information Regarding the Summary Compensation Table

General.  The Summary Compensation Table above quantifies the amount or value of the different forms of compensation earned by or awarded to the HLTH Named Executive Officers and provides a dollar amount for total compensation for each year covered. All amounts reported in the Summary Compensation Table for Mr. Gattinella reflect compensation from WebMD, except for amounts reflecting grants of HLTH Restricted Stock and options to purchase HLTH Common Stock which he received prior to WebMD’s initial public offering and which continue to vest in accordance with their terms. The amounts reported in the Summary Compensation Table for all other individuals listed reflect compensation from HLTH, except for amounts reflecting grants of WebMD Restricted Stock and options to purchase WebMD Class A Common Stock. Employees of HLTH who serve on the HLTH Board of Directors do not receive additional compensation for Board service; provided, however, that Mr. Cameron, while on medical leave and continuing to serve on the Board, received a December 2008 grant of options to purchase HLTH Common Stock in his capacity as a director.

Employment Agreements.  Descriptions of the material terms of the employment agreement of each of the HLTH Named Executive Officers and related information is provided under “— Employment Agreements with the HLTH Named Executive Officers” below. The agreements provide the general framework and some of the specific terms for the compensation of the HLTH Named Executive Officers. Approval of the HLTH Compensation Committee is required prior to HLTH entering into employment agreements with its executive officers or amendments to those agreements. However, many of the decisions relating to compensation for a specific year made by the HLTH Compensation Committee (or, in the case of Mr. Gattinella, by the WebMD Compensation Committee) are implemented without changes to the general terms of employment set forth in those agreements. For a discussion of the salary, bonus and equity compensation of the HLTH Named Executive Officers for 2008 and the decisions made by the HLTH Compensation Committee relating to 2008 compensation, see “— Compensation Discussion and Analysis” above. In addition, the HLTH Named Executive Officers received the other benefits listed in Column (g) of the Summary Compensation Table and described in the related footnotes to the table.

WebMD Supplemental Bonus Plan (SBP).  As more fully described in “— Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Supplemental Bonus Program (SBP)” above,

the WebMD Compensation Committee approved the contribution, in March 2008, to the Supplemental Bonus Trust of SBP Awards for certain WebMD officers and employees, including a $135,000 contribution for Mr. Gattinella. In March 2009, the Supplemental Bonus Trust distributed the March 2008 SBP Awards, together with actual net interest earned on the respective amounts, to SBP participants and, at that time, Mr. Gattinella received $136,869. In order to receive the applicable payment from the Supplemental Bonus Trust, the SBP participant was required to be employed by WebMD on March 1, 2009 (subject to limited exceptions for death, disability, or certain terminations of employment in connection with a sale of a subsidiary, the closing of a business location or certain other position eliminations). Accordingly, the amount received from the Supplemental Bonus Trust by Mr. Gattinella in March 2009 is not reflected in the 2008 Summary Compensation Table, but would be reflected in next year’s Summary Compensation Table if he is a HLTH Named Executive Officer for 2009. In February 2009, the WebMD Compensation Committee approved the contribution, in March 2009, to the Supplemental Bonus Trust of SBP Awards, including a $135,000 contribution for Mr. Gattinella. The Supplemental Bonus Trust will distribute the March 2009 SBP Awards, together with actual net interest earned on the respective amounts, to SBP participants as promptly as practicable following March 1, 2010 (but in no event later than 2 1/2 months following such date); provided, however, that in order to receive such payment, each SBP participant must continue to be employed by WebMD on March 1, 2010 (subject to the limited exceptions described above). Except for Mr. Gattinella, none of the HLTH Named Executive Officers has been an SBP participant.

Grants of Plan-Based Awards in 2008

Table.  The following table presents information regarding the equity incentive awards granted by HLTH and by WebMD to the HLTH Named Executive Officers during 2008. Awards of HLTH equity are indicated with “(H)” in columns (d) and (e) and awards of WebMD equity are indicated with “(W)” in those columns. The material terms of each grant are described under “— Additional Information Regarding HLTH Awards” and “— Additional Information Regarding WebMD Awards” below.

			(d)				(f)
			All Stock		(e)		Exercise or
			Awards:		All Option Awards:		Base Price of	(g)
	(b)	(c)	Number of		Number of Securities		Option	Grant Date Fair Value of
(a)	Approval	Grant	Shares of Stock		Underlying Options		Awards	Stock and Option Awards
Name	Date	Date	(#)		(#)		($/Sh)	($)

Kevin M. Cameron	12/10/08	12/10/08	—		40,000	(H)	9.46	113,744
Martin J. Wygod	12/01/08	12/01/08	240,000	(H)	480,000	(H)	8.49	3,262,560
	12/10/08	12/10/08	60,000	(W)	240,000	(W)	23.61	3,842,784
Mark D. Funston	12/10/08	12/10/08	12,500	(H)	180,000	(H)	9.46	630,098
	12/10/08	12/10/08	—		60,000	(W)	23.61	606,546
Wayne T. Gattinella	12/10/08	12/10/08	60,000	(W)	240,000	(W)	23.61	3,842,784
Arthur Lehrer	—	—	—		—		—	—
Charles A. Mele	12/10/08	12/10/08	32,500	(H)	300,000	(H)	9.46	1,160,530
William Midgette	12/10/08	12/10/08	10,000	(H)	100,000	(H)	9.46	378,960

Additional Information Regarding HLTH Awards.  Each option to purchase HLTH Common Stock granted to the HLTH Named Executive Officers during 2008 was granted pursuant to the HLTH 2000 Plan. All such grants were made with a per-share exercise price equal to the fair market value of a share of HLTH Common Stock on the grant date. For these purposes, and in accordance with the terms of the HLTH 2000 Plan and HLTH’s option grant practices, the fair market value is equal to the closing price of a share of HLTH Common Stock on the Nasdaq Global Select Market on the grant date. Each such stock option granted to the HLTH Named Executive Officers in 2008 is subject to a four (4) year vesting schedule (with 25% vesting on each of the first four anniversaries of the grant date), other than the grant made on December 10, 2008 to Mr. Cameron, which has the same vesting schedule that applied to the grants made on that date to HLTH’s outside directors: 25% of the grant on the first anniversary of the date of grant and 1/48 of the grant on a monthly basis over the next three years (full vesting on the fourth anniversary of the date of grant). Once vested, each such stock option will generally remain exercisable until its normal expiration date. Each such stock option granted to the HLTH Named Executive Officers in 2008 has a term of 10 years. For information regarding the effect on the vesting and exercisability of these stock options of the death, disability or termination of employment of the HLTH Named Executive Officers or a change in control of HLTH or WebMD, see “— Potential Payments and Other Benefits Upon Termination of Employment or a Change in Control” and “— Employment Agreements with the HLTH Named Executive Officers” below. If the employment of one of the HLTH Named Executive Officers is terminated for cause, outstanding stock options (whether vested or unvested) granted to such person would immediately terminate.

Each award of HLTH Restricted Stock to the HLTH Named Executive Officers in 2008 represents an award of HLTH Common Stock that is subject to certain restrictions, including restrictions on transferability, and was made under, and is subject to the terms of, the HLTH 2000 Plan. The restrictions lapse in accordance with the terms of the award agreement. Holders of shares of HLTH Restricted Stock have voting power and the right to receive dividends, if any, that are declared on those shares. All the grants of HLTH Restricted Stock made in 2008 to the Named Executive Officers are subject to a 3 year vesting schedule, with one-third vesting on each of the first three anniversaries of the date of grant, other than the grant made to Mr. Wygod on December 1, 2008, which is subject to a 4 year vesting schedule, with one-quarter vesting on each of the first four anniversaries of the date of grant. For information regarding the effect on vesting of HLTH Restricted Stock of the death, disability or termination of employment of the HLTH Named Executive Officer or a change of control of HLTH, see “— Potential Payments and Other Benefits Upon Termination of Employment or a Change in Control” and “— Employment Agreements with the HLTH Named Executive Officers” below. If the employment of one of the HLTH Named Executive Officers is terminated for cause, unvested shares of HLTH Restricted Stock granted to such person are forfeited.

The HLTH 2000 Plan is administered by the HLTH Compensation Committee. The HLTH Compensation Committee has authority to interpret the plan provisions and make all required determinations under the HLTH 2000 Plan. This authority includes making required proportionate adjustments to outstanding awards upon the occurrence of certain corporate events such as reorganizations, mergers and stock splits, and making provision to ensure that any tax withholding obligations incurred in respect of awards are satisfied. Awards granted under the HLTH 2000 Plan are generally transferable only to a beneficiary of a Plan participant upon his or her death or to certain family members or family trusts. However, the HLTH Compensation Committee may establish procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable laws.

For information regarding shares available for grant under HLTH’s equity compensation plans, as of the end of 2008, see “HLTH Equity Compensation Plan Information” below.

Additional Information Regarding WebMD Awards.  Each option to purchase WebMD Class A Common Stock granted to the HLTH Named Executive Officers was granted pursuant to the WebMD 2005 Plan and was part of a broad-based grant to most of WebMD’s employees made on December 10, 2008, following an increase in the number of shares available for grant under the WebMD 2005 Plan approved at the WebMD 2008 Annual Meeting of Stockholders. All such grants were made with a per-share exercise price equal to the fair market value of a share of WebMD Class A Common Stock on the grant date. For these purposes, and in accordance with the terms of the WebMD 2005 Plan and WebMD’s option grant practices, the fair market value is equal to the closing price of a share of WebMD Class A Common Stock on the Nasdaq Global Select Market on the grant date. The vesting schedule for each of the stock options in the December 2008 grant to employees is as follows: 25% on March 31 of each of 2010 through 2013. This vesting schedule, which differs from the standard vesting scheduled used by WebMD (25% on the first four anniversaries of grant), was designed so that the initial vesting would be six months after the last vesting of the grants made in connection with WebMD’s initial public offering. Once vested, each such stock option will generally remain exercisable until its normal expiration date. Each such stock option has a term of 10 years. For information regarding the effect on the vesting and exercisability of these stock options of the death, disability or termination of employment of the HLTH Named Executive Officers or a change in control of WebMD or HLTH, see “— Potential Payments and Other Benefits Upon Termination of Employment or a Change in

Control” and “— Employment Agreements with the HLTH Named Executive Officers” below. If the employment of one of the HLTH Named Executive Officers is terminated for cause, outstanding stock options (whether vested or unvested) granted to such person would immediately terminate.

Each award of WebMD Restricted Stock to the HLTH Named Executive Officers in 2008 represents an award of WebMD Class A Common Stock that is subject to certain restrictions, including restrictions on transferability, and was made under, and is subject to the terms of, the WebMD 2005 Plan. The restrictions lapse in accordance with the terms of the award agreement. Holders of shares of WebMD Restricted Stock have voting power and the right to receive dividends, if any, that are declared on those shares. The vesting schedule for these grants of WebMD Restricted Stock is 25% on March 31 of each of 2010 through 2013, the same as for the options granted by WebMD on the date (the reason for which is discussed above). For information regarding the effect on vesting of WebMD Restricted Stock of the death, disability or termination of employment of the HLTH Named Executive Officers or a change of control of WebMD or HLTH, see “— Potential Payments and Other Benefits Upon Termination of Employment or a Change in Control” and “— Employment Agreements with the HLTH Named Executive Officers” below. If the employment of one of the HLTH Named Executive Officers is terminated for cause, unvested shares of WebMD Restricted Stock granted to such person are forfeited.

The WebMD 2005 Plan is administered by the WebMD Compensation Committee. The WebMD Compensation Committee has authority to interpret the plan provisions and make all required determinations under the WebMD 2005 Plan. This authority includes making required proportionate adjustments to outstanding awards upon the occurrence of certain corporate events such as reorganizations, mergers and stock splits, and making provision to ensure that any tax withholding obligations incurred in respect of awards are satisfied. Awards granted under the WebMD 2005 Plan are generally transferable only to a beneficiary of a Plan participant upon his or her death or to certain family members or family trusts. However, the WebMD Compensation Committee may establish procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable laws.

Outstanding Equity Awards at End of 2008

The following table presents information regarding the outstanding equity awards held by each of the HLTH Named Executive Officers as of December 31, 2008, including the vesting dates for the portions of these awards that had not vested as of that date. Awards of HLTH equity are indicated with “(H)” at the beginning of column (b) in the table and awards of WebMD equity are indicated with “(W)” at the beginning of that column.

(a)	(b)			(c)		(d)	(e)	(f)	(g)		(h)	(i)
	Option Awards(1)								Stock Awards(2)
	Number of			Number of								Market
	Securities			Securities					Number of			Value of
	Underlying			Underlying					Shares of			Shares of
	Unexercised			Unexercised		Option			Stock That		Stock	Stock
	Options			Options		Exercise	Option	Option	Have Not		Award	That Have
	(#)			(#)		Price	Grant	Expiration	Vested		Grant	Not Vested
Name	Exercisable			Unexercisable		($)	Date	Date	(#)		Date	($)(3)

Kevin M. Cameron	(H	)	—	40,000	(8)	9.46	12/10/08	12/10/18	—		—	—
	(H	)	540,000	360,000	(4)	11.86	10/23/06	10/23/16	120,000	(4)	10/23/06	1,255,200
	(W	)	6,750	13,750	(6)	17.50	9/28/05	9/28/15	—		—	—
	(H	)	1,155,000	345,000	(5)	6.99	10/01/04	10/01/14	63,250	(5)	10/01/04	661,595
	(H	)	200,000	—		8.59	3/17/04	3/17/14	—		—	—
	(H	)	87,168	—		3.43	9/20/01	9/20/11	—		—	—
	(H	)	200,000	—		12.75	8/21/00	8/21/10	—		—	—
	(H	)	125,000	—		11.55	6/05/00	6/05/10	—		—	—
	(H	)	325,000	—		17.55	4/04/00	4/04/10	—		—	—
	(H	)	625,000	—		12.21	4/04/00	4/04/10	—		—	—

Martin J. Wygod	(W	)	—	240,000	(9)	23.61	12/10/08	12/10/18	60,000	(9)	12/10/08	1,415,400
	(H	)	—	480,000	(6)	8.49	12/01/08	12/01/18	240,000	(6)	12/01/08	2,510,400
	(H	)	540,000	360,000	(4)	11.86	10/23/06	10/23/16	120,000	(4)	10/23/06	1,255,200
	(H	)	175,000	300,000	(6)	8.77	1/27/06	1/27/16	50,000	(7)	1/27/06	523,000
	(W	)	165,000	55,000	(6)	17.50	9/28/05	9/28/15	13,750	(6)	9/28/05	324,363
	(H	)	3,000,000	—		12.75	8/21/00	8/21/10	—		—	—
	(H	)	585,000	—		13.85	6/15/99	6/15/09	—		—	—
	(H	)	25,000	—		22.90	7/01/98	7/01/13	—		—	—
	(H	)	25,000	—		15.50	7/01/97	7/01/12	—		—	—
	(H	)	25,000	—		14.80	7/01/96	7/01/11	—		—	—
	(H	)	25,000	—		10.00	7/03/95	7/03/10	—		—	—

Mark D. Funston	(H	)	—	180,000	(6)	9.46	12/10/08	12/10/18	12,500	(7)	12/10/08	130,750
	(W	)	—	60,000	(9)	23.61	12/10/08	12/10/18	—		—	—
	(H	)	90,000	90,000	(6)	11.60	11/13/06	11/13/16	30,000	(6)	11/13/06	313,800

Wayne T. Gattinella	(W	)	—	240,000	(9)	23.61	12/10/08	12/10/18	60,000	(9)	12/10/08	1,415,400
	(W	)	165,000	55,000	(6)	17.50	9/28/05	9/28/15	13,750	(6)	9/28/05	324,363
	(H	)	250,000	—		8.59	3/17/04	3/17/14	—		—	—
	(H	)	204,881	—		4.81	8/20/01	8/20/11	—		—	—

Arthur Lehrer			—	—		—	—	—	—		—	—

Charles A. Mele	(H	)	—	300,000	(6)	9.46	12/10/08	12/10/18	32,500	(7)	12/10/08	339,950
	(H	)	180,000	120,000	(4)	11.86	10/23/06	10/23/16	40,000	(4)	10/23/06	418,400
	(W	)	33,000	11,000	(6)	17.50	9/28/05	9/28/15	—		—	—
	(H	)	250,000	—		8.59	3/17/04	3/17/14	—		—	—
	(H	)	110,000	—		3.43	9/20/01	9/20/11	—		—	—
	(H	)	200,000	—		12.75	8/21/00	8/21/10	—		—	—
	(H	)	625,000	—		11.55	6/05/00	6/05/10	—		—	—
	(H	)	97,500	—		34.23	10/04/99	10/04/09	—		—	—
	(H	)	187,500	—		18.20	10/04/99	10/04/09	—		—	—
	(H	)	208,000	—		13.85	6/15/99	6/15/09	—		—	—

William Midgette	(H	)	—	100,000	(6)	9.46	12/10/08	12/10/18	10,000	(7)	12/10/08	104,600
	(H	)	250,000	—		8.59	3/17/04	3/17/14	—		—	—
	(H	)	60,000	—		5.92	8/19/02	8/19/12	—		—	—

(1)	Each stock option grant reported in the table above was granted under, and is subject to, the HLTH 2000 Plan, the HLTH 1996 Stock Plan, the WebMD 2005 Plan or another plan or agreement that contains substantially the same terms. The option expiration date shown in Column (f) above is the normal expiration date, and the last date that the options may be exercised. For each of the HLTH Named Executive Officers, the unexercisable options shown in Column (c) above are also unvested. Unvested options are generally forfeited if the HLTH Named Executive Officer’s employment terminates, except to the extent otherwise provided in an employment agreement. For information regarding the effect on vesting of options on the death, disability or termination of employment of one of the HLTH Named Executive Officers or a change in control of HLTH, see “— Potential Payments and Other Benefits Upon Termination of Employment or a Change in Control” below. If the employment of one of the HLTH Named Executive Officers is terminated by HLTH for cause, options (including the vested portion) granted to such person are generally forfeited. The exercisable options shown in Column (b) above, and any unexercisable options shown in Column (c) above that subsequently become exercisable, will generally expire earlier than the normal expiration date if the HLTH Named Executive Officer’s employment terminates, except as otherwise specifically provided in the Named Executive Officer’s employment agreement. For a description of the material terms of the employment agreements of each of the HLTH Named Executive Officers, see “— Employment Agreements with the HLTH Named Executive Officers” below.

(2)	Unvested shares of restricted stock are generally forfeited if the HLTH Named Executive Officer’s employment terminates, except to the extent otherwise provided in an employment agreement. The stock awards held by some of the HLTH Named Executive Officers are subject to accelerated or continued vesting in connection with a change in control of HLTH or WebMD, as the case may be, and upon certain terminations of employment, as described below in more detail under “— Employment Agreements with the HLTH Named Executive Officers” and “— Potential Payments and Other Benefits Upon Termination of Employment or a Change in Control.” Except as otherwise indicated in those sections, unvested stock awards will generally be forfeited if the HLTH Named Executive Officer’s employment terminates.

(3)	The market or payout value of stock awards reported in Column (i) is computed by multiplying the number of shares of stock reported in Column (g) by (A) $10.46, the closing market price of HLTH Common Stock on December 31, 2008 (the last trading day of 2008), for HLTH Restricted Stock, or (B) $23.59, the closing market price of WebMD Class A Common Stock on that date, for WebMD Restricted Stock.

(4)	Vesting schedule is: 27% of the original amount granted on first anniversary of the date of the grant, 33% on second anniversary and 40% on third anniversary.

(5)	Vesting schedule is: 17% of the original amount granted on first anniversary of the date of the grant, 18.5% on second anniversary, 20% on third anniversary; 21.5% on fourth anniversary; and 23% on fifth anniversary.

(6)	Vesting schedule is: 25% of the original amount granted on each of first, second, third and fourth anniversaries of the date of the grant.

(7)	Vesting schedule is: 1/3 of the original amount granted on each of the first, second and third anniversaries of the date of grant.

(8)	Vesting schedule is: 1/4 of the original amount granted on first anniversary of the grant and 1/48 of the original amount granted on a monthly basis over the next three years (full vesting on the fourth anniversary of the date of grant).

(9)	Vesting schedule is: 25% of the original amount granted on March 31 of each of 2010, 2011, 2012 and 2013.

Option Exercises and Stock Vested in 2008

The following table presents information regarding the exercise of options to purchase HLTH Common Stock and options to purchase WebMD Class A Common Stock by the HLTH Named Executive Officers during 2008, and regarding the vesting during 2008 of HLTH Restricted Stock and WebMD Restricted Stock previously granted to the HLTH Named Executive Officers. Amounts with respect to HLTH equity are noted with an “H” and amounts with respect to WebMD equity are noted with a “W.”

(a)	(b)		(c)		(d)		(e)
	Option Awards				Stock Awards
	Number of Shares		Value Realized		Number of Shares		Value Realized
	Acquired on Exercise		on Exercise		Acquired on Vesting		on Vesting
Name	(#)		($)(1)		(#)		($)(2)

Kevin M. Cameron	34,500	W	419,676	W	158,125	H	1,477,369	H
Martin J. Wygod	—		—		149,000	H	1,379,760	H
					13,750	W	450,313	W

							1,830,073
Mark D. Funston	—		—		15,000	H	127,950	H
Wayne T. Gattinella	35,000	H	125,526	H	13,750	W	450,313	W
Arthur Lehrer	212,500	H	625,006	H	26,667	H	316,404	H
Charles A. Mele	—		—		33,000	H	271,920	H
William Midgette	—		—		—		—

(1)	The dollar amounts shown in Column (c) above for option awards are determined by multiplying (i) the number of shares of HLTH Common Stock or WebMD Class A Common Stock to which the exercise of the option related, by (ii) the difference between (1) the per-share closing price of HLTH Common Stock or WebMD Class A Common Stock on the date of exercise (or, for any shares sold on the date of exercise, the actual sale price received) and (2) the exercise price of the options.

(2)	The dollar amounts shown in Column (e) above for stock awards are determined by multiplying the number of shares that vested by the per-share closing price of HLTH Common Stock or WebMD Class A Common Stock on the vesting date.

Potential Payments and Other Benefits Upon Termination of Employment or a Change in Control

Background and Assumptions.  In this section, we provide tables containing estimates of amounts that may become payable to the HLTH Named Executive Officers under their employment agreements as a result of a termination of employment under specific circumstances, as well as estimates regarding the value of other benefits they may become entitled to receive as a result of such termination. No table is provided for Mr. Lehrer, who is no longer an executive officer of HLTH. Instead, we have included a description of the compensation that he actually received after he left HLTH in connection with the ViPS Sale. For a general discussion of matters relating to compensation that may become payable by HLTH after termination of employment or a change in control, see “— Compensation Discussion and Analysis — Compensation Following Termination of Employment or a Change in Control” above and for a detailed description of the applicable provisions of the employment agreements of the HLTH Named Executive Officers, see “— Employment Agreements with the HLTH Named Executive Officers” below. As prescribed by applicable SEC rules, in estimating the amount of any potential payments to the HLTH Named Executive Officers under their employment agreements and the value of other benefits they may become entitled to receive, we have assumed that the applicable triggering event (i.e., termination of employment or change in control) occurred on December 31, 2008, that the price per share of HLTH Common Stock is $10.46 (the closing price per share on December 31, 2008, the last trading day in 2008); and that the price per share of WebMD Class A Common Stock is $23.59 (the closing price per share on December 31, 2008). We have also treated the right to continue to vest in options as being accelerated to December 31, 2008 for purposes of this disclosure only.

If the benefits payable to Mr. Cameron, Mr. Mele, or Mr. Wygod in connection with a change in control would be subject to the excise tax imposed under Section 280G. HLTH has agreed to make an additional payment to the executive so that the net amount of such payment (after taxes) that such individual receives is sufficient to pay the excise tax due. In the tables below, we have calculated the Section 280G excise tax on the basis of IRS regulations and Rev. Proc. 2003-68 and have assumed that the Named Executive Officer’s outstanding equity awards would be accelerated and terminated in exchange for a cash payment upon the change in control. The value of this acceleration (and thus the amount of the additional payment) would be slightly higher if the accelerated awards were assumed by the acquiring company rather than terminated upon the transaction. For purposes other than calculating the Section 280G excise tax, we have calculated the value of any option or stock award that may be accelerated in connection with a change in control to be the amount the holder can realize from such award as of December 31, 2008: for options, that is the market price of the shares that would be received upon exercise, less the applicable exercise price; and for restricted stock, that is the market value of the shares that would vest. We have also assumed that they have no accrued and unused vacation at December 31, 2008.

Mr. Lehrer left HLTH in July 2008 in connection with the consummation of the ViPS Sale. Mr. Lehrer’s employment agreement with ViPS had been amended in March 2008, in connection with the ViPS divestiture process, to provide enhanced severance benefits and acceleration of equity upon a change in control of ViPS. As contemplated by the March 2008 amendment, Mr. Lehrer received the following in connection with his departure from HLTH: (i) a retention bonus of $100,000, payable 60 days after the closing of the ViPS Sale; (ii) a success bonus of $150,000 (the amount of which was determined by the HLTH Compensation Committee, in its discretion, following the closing of the ViPS Sale); (iii) accelerated vesting, on the closing date of the ViPS Sale, of 13,334 shares of HLTH Restricted Stock that were scheduled to vest between the closing date and June 6, 2009 (with an aggregate value of $152,140 on the closing date); and (d) accelerated vesting, on the closing date of the ViPS Sale, of options to purchase 78,750 shares of HLTH Common Stock that were scheduled to vest between the closing date and June 6, 2009 (with an aggregated realized value on the date of exercise of $156,250). For additional information, see “— Compensation Discussion and Analysis — Compensation Following Termination of Employment or a Change in Control — Application in 2008 — Mr. Lehrer” above.

For a discussion of the interests that certain executive officers of HLTH and WebMD may have in the merger with WebMD and the expected effect of the consummation of that merger under the terms of their respective employment agreements, see “The Merger — Interests of Certain Persons in the Merger.”

Tables.  The tables below set forth estimates (rounded to the nearest $1,000), based on assumptions described above and in the footnotes to the tables, of the potential payments and the potential value of other benefits applicable to the HLTH Named Executive Officers, other than Mr. Lehrer (who left HLTH in July 2008 in connection with the ViPS Sale), upon the occurrence of specified termination or change in control triggering events. The terms used in the tables have the meanings given to them in the employment agreements of the respective HLTH Named Executive Officers, as described below under “— Employment Agreements with the HLTH Named Executive Officers.” In addition, the amounts set forth in each table reflect the following:

•	In the column entitled “Permanent Disability or Death,” the amounts reflect both provisions in those employment agreements and the fact that HLTH’s and WebMD’s equity plans generally provide for acceleration of vesting of awards in the event of a termination of employment as a result of death or disability.

•	Under their employment agreements, Messrs. Cameron, Mele and Wygod are eligible to continue to participate in certain of HLTH’s health and welfare plans (or comparable plans) for a specified period and Messrs. Funston, Gattinella and Midgette are eligible to receive payment for their COBRA premiums for a specified period. In the row entitled “Health and Welfare Benefits Continuation,” the amounts are based upon the current average cost to HLTH of these benefits per employee and are net of amounts that the executives would continue to be responsible for. We have not made any reduction in the amounts in this row to reflect the fact that the obligation to continue benefits ceases in the event the executive becomes eligible for comparable coverage with a subsequent employer.

Kevin M. Cameron, Chief Executive Officer

												Termination of
			Voluntary									Employment
			Termination									without “Cause” or
	Voluntary		in Connection							Involuntary		for “Good Reason”
	Termination		with a		Other		Permanent		Involuntary	Termination		Following a
	for “Good		‘‘Change in		Voluntary		Disability or		Termination	without		‘‘Change in
Executive Benefits and Payments	Reason”		Control”(1)		Termination		Death		for “Cause”	“Cause”		Control”

Cash Severance	2,500,000	(2)	4,060,000		520,000	(3)	2,500,000	(2)	-0-	2,500,000	(2)	4,060,000
Stock Options	1,281,000		1,321,000	(4)	-0-		1,321,000		-0-	1,281,000		1,321,000	(4)
Restricted Stock	1,917,000		1,917,000		-0-		1,917,000		-0-	1,917,000		1,917,000
Health and Welfare Benefits Continuation	38,000		38,000		-0-		38,000		-0-	38,000		38,000
280G Tax Gross-Up(5)	-0-		-0-		-0-		-0-		-0-	-0-		-0-
Other	-0-		-0-		-0-		-0-		-0-	-0-		-0-
TOTAL	5,736,000		7,336,000		520,000		5,776,000		-0-	5,736,000		7,336,000

(1)	Mr. Cameron may resign from his employment upon 30 days notice after 11 months following a Change in Control of HLTH and receive the benefits as if he was terminated without Cause or for Good Reason following a Change in Control (3 years of salary and bonus, plus the bonus for the year of termination). He may not unilaterally resign without Good Reason prior to such date and receive these benefits. However, for purposes of calculating the amounts included in the column for “Voluntary Termination in Connection with Change in Control” we treat such resignation as occurring on December 31, 2008 and assume that the requirement for the transition period has been met.

(2)	Represents 3 years of salary and an annual bonus for 2008. We have assumed, solely for purposes of preparing this table, that the amount of such annual bonus is $520,000 (based on what was actually paid for 2007, the year prior to the year of the assumed termination). Mr. Cameron’s actual bonus for 2008 was $250,000. See Note 4 to the Summary Compensation Table, above.

(3)	Mr. Cameron is entitled to receive his annual bonus (if any) so long as he remains employed through December 31 of the applicable year. Solely for purposes of preparing this table, we have assumed that the amount of such bonus is $520,000, the actual amount of the annual bonus paid to him for 2007 (the year prior to the year of the assumed termination).

(4)	The option to purchase HLTH Common Stock granted to Mr. Cameron on December 10, 2008 is governed by the same terms as the grants made to HLTH’s Non-Employee Directors. Accordingly, the vesting of this grant will automatically accelerate upon a Change in Control.

(5)	We have assumed, solely for purposes of preparing this table, that 50% of the salary continuation portion of the severance (for up to 2 years) constitutes “reasonable compensation” for the restrictive covenants to which the executive is bound following the termination of employment. In addition, the portion of the cash severance attributable to his bonus for 2008 is excluded from the calculation as “reasonable compensation” for services rendered during such year. Accordingly, we have not treated that portion of the salary continuation or the 2008 bonus amount as a parachute payment for purposes of Section 280G. Such assumption may change at the time of an actual change in control.

Martin J. Wygod, Chairman of the Board and Acting Chief Executive Officer(1)

							Termination of
							Employment
		Voluntary					without ‘‘Cause”
		Termination					or for
	Voluntary	in Connection				Involuntary	“Good Reason”
	Termination	with a	Other	Permanent	Involuntary	Termination	Following a
Executive Benefits and	for “Good	“Change in	Voluntary	Disability	Termination	without	“Change in
Payments(2)	Reason”	Control”	Termination	or Death	for “Cause”	“Cause”	Control”

Cash Severance(3)	5,258,000	5,258,000	-0-	5,258,000	-0-	5,258,000	5,258,000
Stock Options	1,788,000	1,788,000	-0-	1,788,000	-0-	1,788,000	1,788,000
Restricted Stock	6,028,000	6,028,000	-0-	6,028,000	-0-	6,028,000	6,028,000
Health and Welfare Benefits Continuation	38,000	38,000	-0-	38,000	-0-	38,000	38,000
280G Tax Gross-Up(4)	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Other	-0-	-0-	-0-	-0-	-0-	-0-	-0-
TOTAL	13,112,000	13,112,000	-0-	13,112,000	-0-	13,112,000	13,112,000

(1)	This table assumes a termination on December 31, 2008 and does not reflect the 2009 Amendment to Mr. Wygod’s employment agreement. For additional information regarding the amendment to Mr. Wygod’s employment agreement in July 2009 and the effect of the completion of the merger on his compensation, see “The Merger — Interests of Certain Persons in the Merger — Employment Arrangements — Martin J. Wygod.”

(2)	If there is a Change in Control of WebMD only (and not HLTH) or if Mr. Wygod resigns as a result of a material reduction in his title or responsibilities by WebMD, WebMD’s only obligation relates to vesting and exercisability of the WebMD equity grants made to him. If either of such events occurred on December 31, 2008, he would have received an aggregate value of $1,740,000 representing WebMD accelerated restricted stock and $335,000 representing WebMD accelerated options.

(3)	Represents salary and bonus for three years as well as a bonus for the year of termination (the bonus is determined by averaging bonus amounts for the prior three years). Prior to the 2009 Amendment, Mr. Wygod would have been required to provide certain consulting services during the period he is receiving severance payments, but at no more than 20% of the level he provided in the three year period prior to the date of termination.

(4)	We have assumed, solely for purposes of preparing this table, that the salary continuation portion of the severance and the bonus for the year of termination are the only portion of the benefits that constitutes “reasonable compensation” for the consulting services required of Mr. Wygod, the restrictive covenants to which the executive is bound following the termination of employment and the services rendered for 2008. Accordingly, we have not treated the salary continuation portion and such bonus as a parachute payment for purposes of Section 280G. Such assumption may change at the time of an actual change in control. Pursuant to the 2009 Amendment, Mr. Wygod’s salary will be reduced to $120,000 per annum upon consummation of the merger and he will no longer be required to provide consulting services following the termination of his employment in order to receive the benefits of his employment agreement.

Mark D. Funston, Executive VP and Chief Financial Officer

		Voluntary					Termination of
		Termination					Employment
	Voluntary	in Connection				Involuntary	without “Cause”
	Termination	with a	Other	Permanent	Involuntary	Termination	Following a
	for “Good	“Change in	Voluntary	Disability	Termination	without	“Change in
Executive Benefits and Payments	Reason”	Control”	Termination	or Death	for “Cause”	“Cause”	Control”

Cash Severance(1)	-0-	-0-	-0-	750,000	-0-	750,000	750,000
Stock Options	-0-	-0-	-0-	180,000	-0-	-0-	-0-
Restricted Stock	-0-	-0-	-0-	445,000	-0-	314,000	314,000
Health and Welfare Benefits Continuation	-0-	-0-	-0-	21,000	-0-	21,000	21,000
280G Tax Gross-Up	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Other	-0-	-0-	-0-	-0-	-0-	-0-	-0-
TOTAL	-0-	-0-	-0-	1,396,000	-0-	1,085,000	1,085,000

(1)	$750,000 represents two years of salary.

Wayne T. Gattinella, Chief Executive Officer and President of WebMD

								Termination of
		Voluntary						Employment
		Termination						without “Cause” or
	Voluntary	in Connection					Involuntary	for “Good Reason”
	Termination	with a	Other	Permanent		Involuntary	Termination	Following a
	for “Good	‘‘Change in	Voluntary	Disability		Termination	without	‘‘Change in
Executive Benefits and Payments	Reason”	Control”(1)	Termination	or Death		for “Cause”	“Cause”	Control”

Cash Severance(2)	830,000	-0-	-0-	135,000	(3)	-0-	830,000	830,000
Stock Options	335,000	335,000	-0-	335,000		-0-	335,000	335,000
Restricted Stock	-0-	708,000	-0-	1,740,000		-0-	-0-	708,000
Health and Welfare Benefits Continuation	18,000	-0-	-0-	-0-		-0-	18,000	18,000
280G Tax Gross-Up	-0-	-0-	-0-	-0-		-0-	-0-	-0-
Other	-0-	-0-	-0-	-0-		-0-	-0-	-0-
TOTAL	1,183,000	1,043,000	-0-	2,210,000		-0-	1,183,000	1,891,000

(1)	In the event of a Change in Control of WebMD, the unvested portion of the options granted to Mr. Gattinella at the time of WebMD’s initial public offering would continue to vest until the next vesting date following the Change in Control, so long as he remains employed for 6 months following the Change in Control. In addition, in the event of a Change in Control of either WebMD or HLTH, the December 2008 option and restricted stock awards will continue to vest through the second anniversary of the Change in Control so long as he remains employed for one year following the Change in Control. However, for purposes of calculating the amounts included in the column entitled “Voluntary Termination in Connection with Change in Control” we treat such resignation as occurring on December 31, 2008 and assume that the requirement for the applicable transition period has been met.

(2)	Represents one year of salary and an annual bonus for 2008. We have assumed, solely for purposes of this table, that the amount of the annual bonus used for calculating the amounts in this line of the table, is $270,000, the amount of Mr. Gattinella’s actual cash bonus for 2007 (the year prior to the year of the assumed termination) together with the amount contributed on his behalf to the

WebMD Supplemental Bonus Trust (for additional information, see “— Executive Compensation Tables — Background Information Regarding the Summary Compensation Table — WebMD Supplemental Bonus Plan (SBP)” above).

(3)	Represents the amount contributed on Mr. Gattinella’s behalf to the WebMD Supplemental Bonus Trust, which would be paid to him in the event of a termination of his employment as a result of death or disability.

Charles A. Mele, Executive VP, General Counsel and Secretary

											Termination of
											Employment
			Voluntary								without “Cause”
			Termination								or for
	Voluntary		in Connection						Involuntary		“Good Reason”
	Termination		with a		Other	Permanent		Involuntary	Termination		Following a
	for “Good		‘‘Change in		Voluntary	Disability or		Termination	without		‘‘Change in
Executive Benefits and Payments	Reason”		Control”(1)		Termination	Death		for “Cause”	“Cause”		Control”

Cash Severance	2,491,000	(2)	2,491,000	(2)	-0-	2,491,000	(2)	-0-	2,491,000	(2)	2,491,000
Stock Options	142,000		367,000		-0-	367,000		-0-	142,000		367,000
Restricted Stock	418,000		758,000		-0-	758,000		-0-	418,000		758,000
Health and Welfare Benefits Continuation	72,000		72,000		-0-	72,000		-0-	72,000		72,000
280G Tax Gross-Up(3)	-0-		-0-		-0-	-0-		-0-	-0-		-0-
Other	-0-		-0-		-0-	-0-		-0-	-0-		-0-
TOTAL	3,123,000		3,688,000		-0-	3,688,000		-0-	3,123,000		3,688,000

(1)	Mr. Mele may resign from his employment after 6 months following a Change in Control of HLTH and receive the same benefits as if he was terminated without Cause or for Good Reason following a Change in Control (salary and bonus for three years and full vesting of then outstanding equity grants, including grants from WebMD). He may not unilaterally resign without Good Reason prior to such date and receive these benefits. However, for purposes of calculating the amounts included in the column for “Voluntary Termination in Connection with a Change in Control” we treat such resignation as occurring on December 31, 2008 and assume that the 6 month transition period requirement has been met.

(2)	Represents 3 years of salary and 3 years of annual bonuses, plus an annual bonus for 2008. We have assumed, solely for purposes of preparing this table, that the amount of such annual bonus is $233,000 (based on what was actually paid for 2007, the year prior to the year of the assumed termination).

(3)	We have assumed, solely for purposes of preparing this table, that 50% of the salary continuation portion of the severance (for up to 2 years) constitutes “reasonable compensation” for the restrictive covenants to which the executive is bound following the termination of employment. In addition, the portion of the cash severance attributable to his bonus for 2008 is excluded from the calculation as “reasonable compensation” for services rendered during such year. Accordingly, we have not treated that portion of the salary continuation or the 2008 bonus amount as a parachute payment for purposes of Section 280G. Such assumption may change at the time of an actual change in control.

William Midgette, CEO of Porex

		Voluntary					Termination of
		Termination					Employment
	Voluntary	in Connection				Involuntary	without “Cause”
	Termination	with a	Other	Permanent	Involuntary	Termination	Following a
	for “Good	‘‘Change in	Voluntary	Disability	Termination	without	‘‘Change in
Executive Benefits and Payments	Reason”	Control”	Termination	or Death	for “Cause”	“Cause”	Control”(1)

Cash Severance	300,000	-0-	-0-	-0-	-0-	300,000	700,000	(2)
Stock Options	-0-	-0-	-0-	100,000	-0-	-0-	25,000	(3)
Restricted Stock	-0-	-0-	-0-	105,000	-0-	-0-	35,000	(3)
Health and Welfare Benefits Continuation	-0-	-0-	-0-	-0-	-0-	-0-	20,000
280G Tax Gross-Up	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Other	-0-	-0-	-0-	-0-	-0-	-0-	-0-
TOTAL	300,000	-0-	-0-	205,000	-0-	300,000	780,000

(1)	As discussed in Note 3 to the HLTH Consolidated Financial Statements included in Annex B-1 to this joint proxy statement/prospectus, HLTH is involved in a divestiture process relating to Porex. Mr. Midgette’s employment agreement contains certain provisions in contemplation of that divestiture. Accordingly, for purposes of this column, “Change in Control” is treated as being a change in control at the Porex level, rather than of HLTH. Mr. Midgette is not entitled to any additional payments or benefits in connection with a change in control of HLTH.

(2)	Represents two years of base salary plus retention bonuses of $100,000, to the extent not previously paid.

(3)	Represents the first vesting of the HLTH equity grant to Mr. Midgette on December 10, 2008.

Employment Agreements with the HLTH Named Executive Officers

The following are summaries of the employment agreements with the HLTH Named Executive Officers. The agreements provide the general framework and some of the specific terms for the compensation of the HLTH Named Executive Officers. Approval of the HLTH Compensation Committee is required prior to HLTH entering into employment agreements with its executive officers or any amendments to those agreements. However, many of the decisions relating to the compensation of the HLTH Named Executive Officers for a specific year made by the HLTH Compensation Committee (or, in the case of Mr. Gattinella, by the WebMD Compensation Committee) are implemented without changes to the general terms of employment set forth in those agreements. With respect to 2008, those decisions and their implementation are discussed earlier in this “HLTH Executive Compensation” section.

Kevin M. Cameron

HLTH is party to an employment agreement with Kevin M. Cameron entered into in September 2004, at the time he was elected by the Board to be HLTH’s Chief Executive Officer, and amended on each of February 1, 2006 and December 16, 2008. The following is a description of Mr. Cameron’s employment agreement, as amended:

•	The agreement provides for an employment period through September 23, 2009, provided that a notice of non-renewal by HLTH will be treated as a termination without cause and have the consequences described below.

•	The agreement provides for an annual base salary of $660,000 and an annual bonus of up to 100% of base salary. For the portion of 2008 prior to Mr. Cameron’s medical leave (which began in mid-February), Mr. Cameron received a bonus of $250,000, an amount that was determined by the HLTH Compensation Committee in its discretion. Mr. Cameron is eligible for a bonus so long as he is employed on December 31 of the applicable year. See “— Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Application of Compensation Policies to Individual Named Executive Officers” above. For information regarding Mr. Cameron’s equity compensation, see “— Executive Compensation Tables” above.

•	In the event of the termination of Mr. Cameron’s employment by HLTH without “Cause” or by Mr. Cameron for “Good Reason,” prior to a “Change in Control” (as those terms are described below), he would be entitled to:

—	continue to receive his base salary at the rate in effect at the time of termination for a period of three years; and

—	continue to participate in HLTH’s benefit plans (or comparable plans) during the severance period (or if earlier, until he is eligible for comparable benefits).

In addition: (i) all options to purchase HLTH Common Stock and all HLTH Restricted Stock granted to Mr. Cameron at or prior to October 1, 2004 would remain outstanding and continue to vest, and would otherwise be treated as if Mr. Cameron remained employed by HLTH through the three year period that his salary is continued; and (ii) the portion of the options to purchase WebMD Class A Common Stock granted to Mr. Cameron by WebMD on September 28, 2005 that would have vested on the next vesting date following the date of termination will vest on the date of termination and the vested portion of those options will remain exercisable for 90 days plus an additional period of 2 1/2 months or, if longer, through the remainder of the calendar year during which the termination occurred, but not beyond the expiration of the original 10 year term (we refer to this period of extension as the “Permitted 409A Extension Period”). In addition, pursuant to the applicable award agreement, the option to purchase HLTH Common Stock granted to Mr. Cameron on October 23, 2006 would remain outstanding and continue to vest until the next vesting date, and the next vesting of the HLTH Restricted Stock grant made on the same date would accelerate to the date of termination.

•	For purposes of the employment agreement: (a) “Cause” includes (i) any willful misconduct relating, directly or indirectly, to HLTH or any of its affiliates, that remains uncured, if susceptible to cure, after 30 days following written notice from HLTH detailing such misconduct; (ii) any breach of any material provision contained in the employment agreement or any material policy, which breach remains uncured, if susceptible to cure, after 30 days following written notice from HLTH detailing such breach, or (iii) conviction of a felony or crime involving moral turpitude; and (b) “Good Reason” includes any of the following which remains uncured 30 days after written notice is provided to HLTH: (i) HLTH’s material breach of the employment agreement, (ii) a material demotion of his position, and (iii) required relocation from his present residence or a requirement that he commute, on a regular basis, to HLTH’s headquarters and such headquarters is outside of the New York City metropolitan area.

•	For purposes of the employment agreement:

—	a “Change in Control” of HLTH includes (i) a change in the majority of the Board of Directors of HLTH without the consent of the incumbent directors, (ii) any person or entity becoming the beneficial owner of 25% or more of the voting shares of HLTH and the Compensation Committee determining that such transaction constitutes a change in control, taking into consideration all relevant facts, (iii) consummation of a reorganization, merger or similar transaction as a result of which HLTH’s stockholders prior to the consummation of the transaction no longer represent 50% of the voting power, and (iv) consummation of a sale of all or substantially all of HLTH’s assets; and

—	a “Change in Control” of WebMD includes (i) a change in the majority of the Board of Directors of WebMD without the consent of the incumbent directors, (ii) any person or entity becoming the beneficial owner of 50% or more of the voting shares of WebMD, (iii) consummation of a reorganization, merger or similar transaction as a result of which WebMD’s stockholders prior to the consummation of the transaction no longer represent 50% of the voting power, (iv) consummation of a sale of all or substantially all of WebMD’s assets, and (v) adoption of a plan of liquidation by WebMD;

provided that no public offering nor any split-off, spin-off, or other divestiture of WebMD pursuant to which voting securities of WebMD are distributed to stockholders of either HLTH or WebMD nor any merger or similar combination only between HLTH and WebMD will constitute a Change in Control of WebMD or HLTH.

•	Mr. Cameron may terminate his employment upon 30 days’ notice after 11 months following a Change in Control of HLTH and, if this occurs he would be entitled to the same benefits as if terminated without Cause, but with the following additional payments:

—	Mr. Cameron would be entitled to annual bonus payments for the three year period of salary continuance, each in an amount equal to the amount of his bonus for the year prior to the termination or, if higher, the bonus paid for the year immediately prior to the Change in Control;

—	all options to purchase HLTH Common Stock and HLTH Restricted Stock granted to Mr. Cameron at or prior to October 1, 2004 that have not vested prior to the date of termination would be vested as of the date of termination and all such options would remain exercisable as if he remained in HLTH’s employ through the expiration date specified in the respective stock option plans and agreements;

—	any remaining unvested portion of the option to purchase WebMD Class A Common Stock would be vested as of the date of termination and all such options would remain exercisable through the 90 day post-termination exercise period plus the Section 409A Extension Period;

—	pursuant to the applicable award agreement, Mr. Cameron would vest in the remaining unvested portion of the grants to him made on October 23, 2006; and

—	the option granted on December 10, 2008 will automatically accelerate upon the Change in Control as it was treated in the same manner as the grants made to HLTH’s Non-Employee Directors given his medical leave.

In addition, Mr. Cameron would be entitled to these benefits if his employment is terminated without Cause following a Change in Control.

•	In the event of a Change in Control of WebMD or if WebMD is no longer an affiliate of HLTH, the options granted to Mr. Cameron by WebMD on September 28, 2005 that have not vested prior to such event would be vested as of the date of such event and would remain exercisable for 90 days plus the Permitted 409A Extension Period.

•	If Mr. Cameron’s employment is terminated by HLTH for Cause or by him without Good Reason, he (a) would not be entitled to any further compensation or benefits and (b) would not be entitled to any additional rights or vesting with respect to his stock options following the date of termination.

•	In the event of the termination of Mr. Cameron’s employment as a result of his death or permanent disability, he (or his estate) would be entitled to three years of salary continuation, three years of benefits continuation and three years of vesting of the equity granted on or prior to October 1, 2004 and three years of continued exercisability of such options to purchase HLTH Common Stock. For grants made after October 1, 2004, the 2000 Plan provided for full acceleration of vesting upon a termination of employment as a result of death or permanent disability. In accordance with the WebMD 2005 Plan, the options to purchase WebMD Class A Common Stock would vest on the date of termination as a result of death or disability and remain outstanding for one year.

•	The employment agreement contains confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that end on the second anniversary of the date of cessation of Mr. Cameron’s employment. The severance payments and other post-employment benefits due to Mr. Cameron under the employment agreement are subject to Mr. Cameron’s continued compliance with these covenants.

•	The employment agreement contains a tax gross-up provision relating to any excise tax that Mr. Cameron incurs by reason of his receipt of any payment that constitutes an excess parachute payment as defined in Section 280G. Any excess parachute payments and related tax gross-up payments made to Mr. Cameron will not be deductible by HLTH for federal income tax purposes.

•	The December 2008 amendment made changes to the agreement that were intended to bring its terms into compliance with Section 409A by, among other things, clarifying the timing of certain payments.

•	The employment agreement is governed by the laws of New Jersey.

Martin J. Wygod

On August 3, 2005, the employment agreement, dated October 8, 2001, between HLTH and Martin J. Wygod, was amended and restated. The agreement was further amended on February 1, 2006, December 1, 2008, December 29, 2008 and July 9, 2009 (we refer to the December 1, 2008 amendment as the 2008 Amendment and the July 9, 2009 amendment as the 2009 Amendment). Under the amended agreement, Mr. Wygod serves as HLTH’s Chairman of the Board, and also serves as the Chairman of the Board of WebMD. In these positions, Mr. Wygod focuses on the overall strategy, strategic relationships and transactions intended to create long-term value for stockholders. Mr. Wygod is also currently serving as Acting Chief Executive Officer of HLTH. The purposes of the 2008 Amendment included: (i) bringing the terms of the employment agreement into compliance with Section 409A by, among other things, clarifying the timing of certain payments, (ii) setting the severance period at three years (it had previously been the remainder of the five year term or, if longer, two years); and (iii) including bonus compensation (but excluding special or supplemental bonuses) as a component of the severance payment calculation, in recognition of the fact that bonuses have been a significant portion of the compensation paid to Mr. Wygod. Notwithstanding the 2008 Amendment (as described below), HLTH, WebMD and Mr. Wygod have agreed that and Mr. Wygod will continue to carry out his duties as an executive officer and employee following the merger. The purpose of the 2009 Amendment is to provide for the terms of Mr. Wygod’s continued employment and to ensure that he continues to receive the severance he would have received under the 2008 Amendment had his employment with WebMD and HLTH terminated upon the closing date of the merger as had been contemplated.

The following is a description of Mr. Wygod’s amended employment agreement. In this description, the term “Change in Control” has the same meanings, as applied to HLTH and WebMD, as in the description of Mr. Cameron’s employment agreement, above.

•	The 2008 Amendment extended the employment period, under the employment agreement, through December 31, 2012, provided that a non-renewal by HLTH will be treated as a termination without “Cause” (as that term is described below) and have the consequences described below.

•	Under the employment agreement, Mr. Wygod received an annual base salary of $1.26 million until the completion of WebMD’s initial public offering; when the initial public offering was completed in September 2005, Mr. Wygod’s base salary was reduced to $975,000 per year. Upon the closing date of the merger, Mr. Wygod’s salary will be reduced to $120,000. The amount of any bonus is in the discretion of the HLTH Compensation Committee. For 2008, Mr. Wygod received an annual bonus of $1,500,000. See “— Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Bonuses” above. For information regarding Mr. Wygod’s equity compensation, see “— Executive Compensation Tables” above.

•	In the event of the termination of Mr. Wygod’s employment by HLTH without “Cause” or by Mr. Wygod for “Good Reason” (as those terms are described below), Mr. Wygod would be entitled to receive: (i) continuation of his salary, at the higher of his salary on December 1, 2008 or his salary on the date of his termination, and continuation of benefits until the third anniversary of the date of such termination; and (ii) for the year of such termination (and, if termination is after the end of a fiscal year for which bonuses have not yet been paid, for such fiscal year) and for each of the two years following such termination, an amount equal to the average of the annual bonuses received by Mr. Wygod for the three years prior to such termination (with any special or supplemental bonuses excluded for the purposes of such calculation). In addition, all options, or other forms of equity compensation, granted to Mr. Wygod by HLTH or any of its affiliates (which would include WebMD) that have not vested prior to the date of termination would become vested as of the date of termination and, assuming there has not been a Change in Control of HLTH or of WebMD, would continue to be exercisable for such three year period. In the event that Mr. Wygod’s employment is terminated due to death or disability, he or his estate would receive the same benefits as described above.

•	The employment agreement provides that in the event there is a Change in Control of HLTH, all outstanding options and other forms of equity compensation (including equity compensation granted by WebMD) would become immediately vested on the date of the Change in Control and, if following the Change in Control, Mr. Wygod’s employment terminates for any reason other than Cause, they would continue to be exercisable until expiration of its original term. A Change in Control of HLTH is also an event that constitutes Good Reason for purposes of a termination by Mr. Wygod. In the event there is a Change in Control of WebMD, any portion of Mr. Wygod’s equity that relates to WebMD will fully vest and become exercisable on the date of such event, and if following such event, Mr. Wygod’s engagement with WebMD is terminated for any reason other than Cause, such equity will remain outstanding until the expiration of its original term. In addition, in the event of a Change of Control of HLTH, amounts payable under the employment agreement would be required to be placed in a rabbi trust for the benefit of Mr. Wygod.

•	For purposes of the employment agreement: (a) “Cause” includes a final court adjudication that Mr. Wygod (i) committed fraud or a felony directed against HLTH or an affiliate relating to his employment, or (ii) materially breached any of the material terms of the employment agreement; and (b) the definition of “Good Reason” includes the following conditions or events: (i) a material reduction in title or responsibility that remains in effect for 30 days after written notice, (ii) a final court adjudication that we materially breached any material provisions of the employment agreement,

(iii) failure to serve on the HLTH Board or the HLTH Executive Committee, or (iv) the occurrence of a Change in Control of HLTH.

•	In the event Mr. Wygod terminates his engagement with WebMD for “Good Reason” (as described in the following sentence), any portion of equity that relates to WebMD will fully vest and become exercisable on the date his engagement terminates and will remain exercisable for the three year severance period. For the purposes of a termination of Mr. Wygod’s engagement with WebMD by him, “Good Reason” means a material reduction in Mr. Wygod’s title or responsibilities as Chairman of the Board of WebMD.

•	Pursuant to the 2008 Amendment, in the event of a transaction between HLTH and WebMD that does not constitute a Change in Control but in which the two entities combine, Mr. Wygod would have served as a non-employee, non-executive Chairman with no salary and (i) he would have received the cash severance and benefit continuation provided in the employment agreement and (ii) provisions contained in the employment agreement applicable to equity awards would have remained in effect and would apply in the event that Mr. Wygod were to cease serving as Chairman of the Board for certain reasons. Pursuant to the 2009 Amendment, however, Mr. Wygod will continue to serve as the Executive Chairman of the Board of WebMD and will continue to be an employee and executive officer of WebMD following the closing date of the merger. The terms of Mr. Wygod’s employment agreement (as amended in December 2008) will generally remain in effect as described above; however (i) his base salary will be reduced to $120,000 and (ii) if his employment terminates for any reason or for no reason following the merger, Mr. Wygod will be entitled to the cash severance and continued benefit participation he would have received if his employment terminated upon the consummation of the merger as had been contemplated, calculated as if such termination occurred immediately prior to the closing date of the merger. Mr. Wygod will not be required to provide any consulting services following his termination of employment in order to receive these payments. Mr Wygod may not resign without “Good Reason” and receive the acceleration of vesting of his equity.

•	The employment agreement contains confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that continue until the third anniversary of the date his employment has ceased. The post-employment payments and benefits due to Mr. Wygod under the employment agreement are subject to his continued compliance with these covenants.

•	The employment agreement contains a tax gross-up provision relating to any excise tax that Mr. Wygod incurs by reason of his receipt of any payment that constitutes an excess parachute payment as defined in Section 280G. Any excess parachute payments and related tax gross-up payments made to Mr. Wygod will not be deductible by HLTH for federal income tax purposes.

Mark D. Funston

HLTH is a party to an employment agreement with Mark Funston entered into in November 2006, at the time he was initially hired to be HLTH’s Chief Financial Officer, and amended in December 2008. Since August 2007, Mr. Funston has also been serving as WebMD’s Chief Financial Officer. The following is a description of Mr. Funston’s employment agreement:

•	The agreement provides for an employment period for five years from November 13, 2006.

•	Under the agreement, Mr. Funston’s annual base salary is $375,000 and Mr. Funston is eligible to receive an annual bonus of up to 50% of his annual base salary. The amount of any bonus is in the discretion of the HLTH Compensation Committee. For 2008, Mr. Funston received a bonus of $130,000. See “— Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Bonuses” above. For information regarding Mr. Funston’s equity compensation, see “— Executive Compensation Tables” above.

•	In the event of the termination of Mr. Funston’s employment by HLTH without “cause” (as described below), he would be entitled to: (i) continuation of his base salary, as severance, for one year for each year of completed service with a minimum of one year and a maximum of three years (provided that if the termination occurs following a Change in Control (as defined in the HLTH 2000 Plan), the minimum severance pay period will be two years); (ii) payment of COBRA premiums as if he were an active employee with similar coverage for 18 months (or if earlier, until he is eligible for comparable coverage); (iii) the restricted stock granted in November 2006, at the inception of his employment, will vest and the restrictions thereon will lapse on the date of termination for that portion of the award that would have vested on the next two vesting dates (to the extent not previously vested); and (iv) the option granted in November 2006, at the inception of his employment, will continue to vest and remain outstanding through the next two vesting dates (to the extent not previously vested). If his employment is terminated as a result of his becoming disabled or his death, he (or his estate) will be entitled to the payments and benefits as if his employment had been terminated by HLTH without cause. The purposes of the December 2008 amendment were to (i) bring the terms of the employment agreement into compliance with Section 409A by, among other things, clarifying the timing of certain payments and (ii) clarify that if Mr. Funston is solely serving as the Chief Financial Officer of WebMD and not of HLTH, the severance obligations will not be triggered. If, however, a transaction occurs that would result in the forfeiture of the HLTH equity granted to Mr. Funston in November 2006, the vesting of such equity will be treated, under the employment agreement, as if his employment was terminated without cause.

•	If Mr. Funston’s employment is terminated by HLTH for “cause” or by him, he (a) would not be entitled to any further compensation or benefits and (b) would not be entitled to any additional rights or vesting with respect to the restricted stock or the stock options following the date of termination.

•	For purposes of Mr. Funston’s employment agreement, “cause” generally includes: (i) his bad faith in connection with the performance of his duties or his willful failure to follow the lawful instructions of the Chief Executive Officer, the Board or the Audit Committee, following written notice and a 20 day period of time to remedy such failure; (ii) his engaging in any willful misconduct that is, or is reasonably likely to be, injurious to HLTH (or any of its affiliates) or which could reasonably be expected to reflect negatively upon HLTH or otherwise impair or impede its operations; (iii) his material breach of a policy of HLTH, which breach is not remedied (if susceptible to remedy) following written notice and a 20 day period of time to remedy such breach; (iv) his material breach of the employment agreement, which breach is not remedied (if susceptible to remedy) following written notice and a 20 day period of time to remedy such breach; or (v) his commission of a felony in respect of a dishonest or fraudulent act or other crime of moral turpitude.

•	The employment agreement contains confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that end on the second anniversary of the date employment has ceased for any reason. The severance payments and other post-employment benefits due to Mr. Funston under the employment agreement are subject to Mr. Funston’s continued compliance with these covenants.

•	The employment agreement is governed by the laws of the State of New Jersey.

Wayne T. Gattinella

A subsidiary of WebMD is party to an employment agreement, dated as of April 28, 2005 and amended on December 10, 2008, with Wayne Gattinella, who serves as CEO and President of WebMD. The following is a description of Mr. Gattinella’s employment agreement, as amended:

•	Mr. Gattinella currently receives an annual base salary of $560,000 and is eligible to earn a bonus of up to 100% of his base salary, the actual amount to be determined by the WebMD Compensation Committee in its discretion. For 2008, Mr. Gattinella received an annual bonus of $135,000, determined by the WebMD Compensation Committee in its discretion (and ratified by HLTH’s Compensation Committee). In addition, WebMD’s Compensation Committee approved an SBP Award of $135,000 with respect to Mr. Gattinella. See “— Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Bonuses” and “— Supplemental Bonus Program (SBP)” above. For information regarding Mr. Gattinella’s equity compensation, see “— Executive Compensation Tables” above.

•	In the event of the termination of Mr. Gattinella’s employment, prior to April 30, 2009, by WebMD without “Cause” or by Mr. Gattinella for “Good Reason” (as those terms are described below), he would be entitled to continue to receive his base salary for one year from the date of termination, to receive any unpaid bonus for the year preceding the year in which the termination occurs, and to receive payment of COBRA premiums for one year following his termination (or if earlier, until he is eligible for comparable coverage). Amounts with respect to Mr. Gattinella’s SBP Award are payable only in accordance with the terms of the Supplemental Bonus Program Trust (see “— Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Bonuses” and “— Supplemental Bonus Program (SBP)” above). In addition, in the event that a termination of Mr. Gattinella’s employment by WebMD without Cause or by Mr. Gattinella for Good Reason occurs before the fourth anniversary of the grant of the options to purchase WebMD Class A Common Stock made in connection with WebMD’s initial public offering, 25% of such options would continue to vest on the next vesting date following the date of termination.

•	The December 2008 amendment described the material terms of the December 2008 equity awards to Mr. Gattinella. Specifically, Mr. Gattinella may resign one year after the occurrence of a Change in Control of WebMD (as defined in the WebMD 2005 Plan) or of HLTH (as defined in the HLTH 2000 Plan) and (i) he would continue to vest in the option granted on December 10, 2008 through the second anniversary of the Change in Control and (ii) that portion of the restricted stock award made on the same date that would have vested over the two year period following the Change in Control will accelerate to the date of resignation. The grant made at the time of WebMD’s initial public offering had a similar provision (with a 6 month transition requirement), but given that the last vesting of such grant is September 28, 2009, such provision has no further effect.

•	For purposes of the employment agreement: (a) “Cause” includes (i) a continued willful failure to perform duties after 30 days’ written notice, (ii) willful misconduct or violence or threat of violence that would harm WebMD, (iii) a breach of a material WebMD policy or a material breach of the employment agreement or the Trade Secret and Proprietary Information Agreement (as described below), that remains unremedied after 30 days’ written notice, or (iv) conviction of a felony in respect of a dishonest or fraudulent act or other crime of moral turpitude; and (b) “Good Reason” means Mr. Gattinella’s resignation within one year of any of the following conditions or events remaining in effect after applicable notice periods: (i) a material reduction in base salary, (ii) a material reduction in authority, or (iii) any material breach of the employment agreement by WebMD.

•	The December 2008 amendment also made changes to the agreement that were intended to bring its terms into compliance with Section 409A by, among other things, clarifying the timing of certain payments.

•	The employment agreement and the related agreement described below are governed by the laws of the State of New York.

Mr. Gattinella is also a party to a related Trade Secret and Proprietary Information Agreement that contains confidentiality obligations that survive indefinitely. The agreement also includes non-solicitation provisions that prohibit Mr. Gattinella from hiring WebMD’s employees or soliciting any of WebMD’s clients or customers that he had a relationship with during the time he was employed by WebMD, and non-competition provisions that prohibit Mr. Gattinella from being involved in a business that competes with WebMD’s business or that competes with any other business engaged in by any affiliates of WebMD if he is directly involved in such business. The non-solicitation and non-competition obligations end on the first anniversary of the date his employment has ceased. The severance payments and other post-employment benefits due to Mr. Gattinella under the employment agreement are subject to Mr. Gattinella’s continued compliance with the covenants contained in the Trade Secret and Proprietary Information Agreement and the employment agreement that are described in this paragraph.

Charles A. Mele

HLTH is party to an employment agreement with Charles A. Mele, its Executive Vice President, General Counsel and Secretary, which was amended and restated as of February 1, 2006. The employment agreement was further amended as of December 16, 2008 and February 19, 2009. The December 2008 amendment made changes to the agreement that were intended to bring its terms into compliance with Section 409A by, among other things, clarifying the timing of certain payments. The February 2009 Amendment made certain modifications to the December 10, 2008 equity awards made to Mr. Mele relating to the impact of certain terminations of employment (as described below). The following is a description of Mr. Mele’s employment agreement, as amended. In this description, the term “Change in Control” has the same meanings, as applied to HLTH and WebMD, as in the description of Mr. Cameron’s employment agreement, above.

•	The agreement provides for an employment period through February 1, 2011, provided that a non-renewal by HLTH will be treated as a termination without “Cause” (as that term is described below) and have the consequences described below.

•	Mr. Mele receives an annual base salary of $450,000. The amount of any bonus is in the discretion of the HLTH Compensation Committee. For 2008, Mr. Mele received an annual bonus of $350,000. See “— Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Bonuses” above. For information regarding Mr. Mele’s equity compensation, see “— Executive Compensation Tables” above.

•	If Mr. Mele’s employment is terminated due to his death or disability, by HLTH without “Cause” or by Mr. Mele for “Good Reason” (as those terms are described below), he would be entitled to: (a) continuation of his base salary, at the rate then in effect, for three years; (b) an amount for each of the three years equal to the greater of the average annual bonus he received in the three years prior to termination or the amount of the bonus he received in the last of those years; and (c) continued participation in HLTH’s benefit plans (or comparable plans) for three years (or if earlier, until he is eligible for comparable benefits); provided that, pursuant to the December 2008 amendment, he will no longer be entitled to participate in HLTH’s disability plans and will instead be entitled to a payment equal to the greater of $10,000 and 200% of HLTH’s cost of his coverage for up to three years. If such termination occurs after the end of a fiscal year but before payment of the bonus for that year, he would also be entitled to receive the bonus, if any, earned for that fiscal year. In addition:

—	All options to purchase HLTH Common Stock and HLTH Restricted Stock granted to Mr. Mele by HLTH prior to February 1, 2006 that have not vested prior to the date of termination would be vested as of the date of termination and the options would remain exercisable as if he remained in HLTH’s employ through the expiration date specified in each applicable stock option agreement, except that the options granted to Mr. Mele on March 17, 2004 would remain exercisable only for 90 days plus the Permitted 409A Extension Period;

—	The portion of the options to purchase WebMD Class A Common Stock granted to Mr. Mele by WebMD on September 28, 2005 that would have vested on the next vesting date following the date of termination will vest on the date of termination and the vested portion of those options will remain exercisable for 90 days plus the Permitted 409A Extension Period; provided, however, that, if termination is for Good Reason or without Cause following a Change in Control of HLTH, all of the options that have not vested prior to the date of termination would be vested as of the date of termination; and

—	Pursuant to the applicable award agreement, the option to purchase HLTH Common Stock granted to Mr. Mele on October 23, 2006 would remain outstanding and continue to vest until the next vesting date and the next vesting of the HLTH Restricted Stock grant made on the same date would accelerate to the date of termination (provided, however, that if his employment is terminated without Cause or for Good Reason following a Change in Control, then such awards are deemed fully vested on the date of termination). Pursuant to the February 2009 amendment, (i) the option to purchase HLTH Common Stock granted to Mr. Mele on December 10, 2008 will be treated in the same manner as the option granted on October 23, 2006 except that, in the case where there is a Change in Control of HLTH, the option will continue to vest (rather than accelerate) and remain exercisable for the remainder of its term as if Mr. Mele remained in HLTH’s employ through the expiration date and (ii) in the case of a termination without Cause or for Good Reason following a Change in Control, the HLTH Restricted Stock granted to Mr. Mele on December 10, 2008 will be deemed fully vested on the date of termination.

•	In the event of a Change in Control of WebMD or if WebMD is no longer an affiliate of HLTH, the options granted to Mr. Mele by WebMD on September 28, 2005 that have not vested prior to such event would be vested as of the date of such event and would remain exercisable for 90 days plus the Permitted 409A Extension Period.

•	If Mr. Mele’s employment is terminated by HLTH for Cause or by him without Good Reason, he (a) would not be entitled to any further compensation or benefits and (b) would not be entitled to any additional rights or vesting with respect to the stock options or restricted stock following the date of termination.

•	For purposes of Mr. Mele’s employment agreement: (a) “Cause” includes (i) a material breach of the employment agreement that remains unremedied after 30 days’ written notice, or (ii) conviction of a felony; and (b) “Good Reason” includes (i) a material reduction in title or responsibilities, (ii) a requirement that Mr. Mele report to anyone other than the Chief Executive Officer of HLTH, (iii) a reduction in base salary or material fringe benefits, (iv) a material breach of the employment agreement, (v) a requirement that Mr. Mele relocate to a location that is more than 25 miles from his current residence, or (vi) a Change in Control of HLTH occurs and he remains in the employ of HLTH for six months after the Change in Control.

•	Mr. Mele is subject to confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that survive for two years or, if applicable, for the three year period in which severance is payable under the agreement. The severance payments and other post-employment benefits due to Mr. Mele under the employment agreement are subject to Mr. Mele’s continued compliance with these covenants.

•	There is a tax gross-up provision relating to any excise tax that Mr. Mele incurs by reason of his receipt of any payment that constitutes an excess parachute payment as defined in Section 280G. Any excess parachute payments and related tax gross-up payments made to Mr. Mele will not be deductible by HLTH for federal income tax purposes.

William Midgette

Porex is party to an employment agreement with William Midgette entered into in July 2002 at the time he was hired as the President and CEO of Porex, which was amended on each of March 15, 2008 and December 18, 2008. The following is a description of Mr. Midgette’s employment agreement, as amended:

•	The initial term of the agreement was 5 years, which expired on September 1, 2007; however, the agreement automatically renews on a monthly basis, unless notice of termination is given prior to the end of any renewal period.

•	Under the agreement, Mr. Midgette’s annual base salary is $300,000 and he is eligible for an annual bonus of up to 50% of his base salary. The amount of any bonus is in the discretion of the HLTH Compensation Committee. For 2008, Mr. Midgette received a bonus of $91,000. See “— Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Bonuses” above. For information regarding Mr. Midgette’s equity compensation, see “— Executive Compensation Tables” above.

•	In the event of the termination of Mr. Midgette’s employment by Porex without “Cause” or by Mr. Midgette for “Good Reason” (as those terms are described below) absent a Change in Control of Porex (as described below), he would be entitled to continuation of his base salary, as severance, for a period of one year.

•	In the event of a Change in Control of Porex:

—	If Mr. Midgette’s employment is terminated by Porex without “Cause” or by him for “Change of Control Good Reason” (as such terms are described below) within 15 months following a Change in Control of Porex, Mr. Midgette would be entitled to continuation of his base salary, as severance, for a period of two years and payment of COBRA premiums for 18 months (or if earlier, until he is eligible for comparable coverage);

—	If there is a Change in Control of Porex on or before December 31, 2009 (or such later date to which Porex’s change in control retention plan may be extended), Mr. Midgette would be entitled to a retention bonus of $66,667 (or a greater amount as may be determined by the Board of Directors of HLTH). Mr. Midgette would be entitled to an additional retention bonus of $33,333 if there is a Change in Control of Porex and a Sale of Porex Surgical (as defined below) on or before December 31, 2009 (or such later date, if extended) and Mr. Midgette remains employed with Porex or its successor for the later of (i) 60 days following the Change in Control of Porex or (ii) the sale of Porex Surgical. If Mr. Midgette’s employment is terminated by Porex or its successor without Cause or by Mr. Midgette for Change of Control Good Reason following a Change in Control of Porex, but before the 60 day retention date, he is still entitled to receive the applicable retention bonuses. If there is only a Sale of Porex Surgical, Mr. Midgette is not entitled to either piece of the retention bonus.

—	The first vesting date of the stock option and restricted stock grants made to him on December 10, 2008 will be accelerated to the closing date of the Change in Control of Porex.

•	If Mr. Midgette’s employment is terminated by Porex for “Cause,” he (i) would not be entitled to any further compensation or benefits and (ii) would not be entitled to any additional rights or vesting with respect to the restricted stock or the stock options following the date of termination.

•	For purposes of Mr. Midgette’s employment agreement:

—	“Cause” includes (i) continued failure to satisfactorily perform his duties in any material respect following written notice and a reasonable period of time (but not in excess of 30 days) to correct such failure, (ii) misconduct, negligence, act of dishonesty, violence or threat of violence that is demonstrably injurious to Porex, (iii) a material breach of Porex’s policies or the employment agreement, that remains unremedied after notice and a reasonable period of time to correct (but not in excess of 30 days), (iv) failure to adhere to the lawful instructions of the Chairman of the HLTH Board of Directors, or (v) conviction of a felony in respect of a dishonest or fraudulent act or other crime of moral turpitude involving Porex, or which could otherwise reflect negatively on Porex or otherwise impair or impede its operations.

—	“Good Reason” includes any of the following conditions or events remaining in effect after 30 days written notice: (i) a reduction in base salary, (ii) a material breach of the employment agreement by Porex, or (iii) the relocation of his place of work more than 50 miles from his work location, so long as his place of relocation is also a further distance from his residence.

—	“Change of Control Good Reason” includes any of the following conditions or events remaining in effect after 30 days written notice: (i) a reduction in base salary, or (ii) the relocation of his place of work more than 50 miles from his work location, so long as his place of relocation is also a further distance from his residence.

—	A “Change in Control of Porex” includes (i) HLTH ceasing to own 50% or more of the voting power of Porex or (ii) the sale of all or substantially all of the assets of Porex, provided that a Change in Control in Porex does not occur if the successor is HLTH or an affiliate of HLTH.

—	A “Porex Surgical Sale” includes (i) HLTH ceasing to own 50% or more of the voting power of Porex Surgical, Inc. or (ii) the sale of all or substantially all of the assets of Porex Surgical, Inc., provided that a Porex Surgical Sale does not occur if the successor is HLTH or an affiliate of HLTH.

•	Mr. Midgette is subject to certain restrictive covenants contained in his employment agreement and a restrictive covenant agreement. The restrictive covenants in those agreements include: (i) trade secret obligations that survive in perpetuity, so long as they remain trade secrets, (ii) confidentiality obligations that survive for 5 years after the termination of his employment; (iii) non-solicitation provisions that prohibit Mr. Midgette from soliciting employees of Porex or from soliciting any of Porex’s clients or customers with whom he had material contact during the 12 month period prior to the termination of his employment, and (iv) non-competition provisions that prohibit Mr. Midgette from being involved in a business that competes with Porex’s business. The non-solicitation and non-competition obligations end on the second anniversary of the date his employment has ceased. The severance payments and other post-employment benefits due to Mr. Midgette under the employment agreement are subject to Mr. Midgette’s continued compliance with his restrictive covenant obligations.

•	The employment agreement is governed by the laws of the state of Georgia.

HLTH EQUITY COMPENSATION PLAN INFORMATION

The following table contains certain information, as of December 31, 2008, about HLTH’s equity compensation plans.

	(a)	(b)	(c)
			Number of Securities
	Number of	Weighted-Average	Remaining Available for
	Securities to be	Exercise Price of	Future Issuance under Equity
	Issued upon Exercise of	Outstanding	Compensation Plans
	Outstanding Options, Warrants	Options, Warrants	(Excluding Securities
Plan Category(1)	and Rights	and Rights	Reflected in Column (a))

Equity compensation plans approved by security holders	23,109,043	$12.40	2,562,834
Equity compensation plans not approved by security holders(2)	1,377,085	$8.47	280,841	(3)

Total	24,486,128	$12.18	2,843,675	(3)(4)

(1)	This table does not include outstanding options to acquire 20,017,962 shares of HLTH Common Stock at a weighted-average exercise price of $17.15 per share that were assumed by HLTH in mergers or acquisitions. HLTH cannot grant additional awards under these assumed plans. For additional information regarding the assumed options, see Note 15 to the HLTH Consolidated Financial Statements included in Annex B-1 to this joint proxy statement/prospectus. In addition, this table does not include equity plans of WebMD providing for options to purchase shares of WebMD Class A Common Stock and shares of WebMD Restricted Stock. For information regarding those equity compensation plans, see Note 15 to the HLTH Consolidated Financial Statements included in Annex B-1 to this joint proxy statement/prospectus.

(2)	The plans included in this category did not require approval of HLTH’s stockholders under applicable law and Nasdaq rules at the time such plans were adopted. See “— Description of Plans Not Approved by Stockholders” below for descriptions of the equity compensation plans in this category. In accordance with the rules and regulations of the SEC, “equity compensation plans” also includes, for purposes of this table, warrants issued to third parties. Accordingly, this category includes warrants to acquire 22,466 shares of HLTH Common Stock at a weighted-average exercise price of $30.00 per share that were outstanding on December 31, 2008. None of these warrants are held by HLTH employees. HLTH cannot grant additional awards under the relevant agreements pursuant to which those warrants were issued. For additional information regarding these warrants, see Note 17 to the HLTH Consolidated Financial Statements included in Annex B-1 to this joint proxy statement/prospectus.

(3)	Includes 262,508 shares of HLTH Common Stock available, as of December 31, 2008, for grant of restricted stock awards under HLTH’s 2002 Restricted Stock Plan.

(4)	Under HLTH’s equity compensation plans, if any outstanding stock option expires or is terminated before being fully exercised or any restricted stock or other share-based award is forfeited, then the shares allocable to the unexercised or forfeited portion would again become available for issuance under the applicable plan (other than plans under which no further grants are being made). Optionholders may exercise options granted under HLTH’s equity plans by net settlement, pursuant to which the optionholder is not required to pay the exercise price in cash and HLTH reduces the amount of shares to be issued upon exercise to reflect the amount of the exercise price and the amount of the required tax withholding for the exercise. In addition, with respect to stock options granted during or after December 2008, HLTH may require optionholders to exercise those stock options by net settlement. Shares that are not issued or delivered as a result of the net settlement of a stock option and shares used to pay the withholding taxes related to a stock award do not become available again for future grants under HLTH’s equity plans; instead, the full number of shares underlying options exercised by net settlement are deemed to have already been used for purposes of determining the number of shares remaining available for future grants.

Description of Plans Not Approved by Stockholders

2001 Stock Plan.  The 2001 Employee Non-Qualified Stock Option Plan authorizes the granting of awards of non-qualified stock options to purchase shares of HLTH Common Stock to HLTH’s employees who are not subject to Section 16(a) of the Securities Exchange Act of 1934. As of December 31, 2008, options to purchase 18,333 shares of HLTH Common Stock were available for grant under the 2001 Stock Plan. The maximum number of shares of HLTH Common Stock with respect to one or more options that may be granted during any one calendar year under the 2001 Stock Plan to any one person is 200,000. Generally, options become exercisable ratably over a three to four year period based on their individual grant dates and expire on the tenth anniversary of the date of grant. Options are granted with exercise prices not less than fair market value on the date of grant. The exercise price may be paid in cash or shares of HLTH Common Stock (which may be withheld from the shares acquired upon the exercise) or through a cashless exercise arrangement, as determined by the Compensation Committee. Upon termination of employment, unvested options generally are forfeited and vested options generally expire 90 days after termination (one year in the case of termination as a result of death or disability or immediately in the event of termination for “cause”). The 2001 Stock Plan is administered by the HLTH Compensation Committee and all or a portion of such authority may be delegated to one or more officers of HLTH. The HLTH Compensation Committee has the authority to designate participants, determine the number, terms and conditions of options, establish, adopt or revise any rules and regulations as it may deem advisable to administer the 2001 Stock Plan and make all other decisions and determinations that may be required under the 2001 Stock Plan. The HLTH Compensation Committee has delegated to the Chief Executive Officer of HLTH the authority to grant options (up to certain per employee limits) and to determine the terms and conditions of such grants in accordance with the terms of the Plan.

2002 Restricted Stock Plan.  The 2002 Restricted Stock Plan authorizes the granting of awards of shares of HLTH Common Stock that are subject to restrictions on transfer until such time as they are vested. As of December 31, 2008, 262,508 shares of HLTH Restricted Stock were available for grant under the 2002 Restricted Stock Plan. All of HLTH’s employees, other than those officers who are subject to Section 16(a) of the Securities Exchange Act, are eligible for grants under this Plan. The vesting schedule applicable to a HLTH Restricted Stock grant is generally 25% per year subject to the holder’s continued employment on the applicable dates. Unvested HLTH Restricted Stock is subject to forfeiture upon termination of employment. The 2002 Restricted Stock Plan is administered by the HLTH Compensation Committee, with responsibilities and authority similar to those described above for the 2001 Stock Plan. The authority to grant HLTH Restricted Stock and determine the terms and conditions thereof in accordance with the terms of this Plan (up to certain per employee limits) has been delegated to the Chief Executive Officer of HLTH.

Envoy Stock Plan.  In January 2000, the HLTH Board of Directors adopted the Envoy Stock Plan in connection with the acquisition of Envoy Corporation. The Envoy Stock Plan authorized the granting of awards of non-qualified stock options to purchase shares of HLTH Common Stock and grants of shares of HLTH Common Stock. As a result of the sale of EBS in September 2006, no further grants will be made under this Plan. The other terms of the Envoy Stock Plan and its administration are substantially similar to those described above for the 2001 Stock Plan.

Option Agreement with Wayne Gattinella.  The option agreement, entered into on August 20, 2001, provided for a nonqualified stock option to purchase 600,000 shares of Common Stock, at an exercise price of $4.81 per share. The exercise price is equal to the closing price of HLTH Common Stock on the date of grant. No further shares of HLTH Common Stock are available for grant under this option agreement. The option, which has vested with respect to all 600,000 shares and has been exercised with respect to 395,119 shares, expires on August 20, 2011. For additional information, see “HLTH Executive Compensation — Employment Agreements with the HLTH Named Executive Officers — Wayne T. Gattinella” above.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF HLTH

Transactions with WebMD

This section describes the material provisions of agreements between WebMD (or one of its subsidiaries) and HLTH (or one of its subsidiaries other than WebMD and its subsidiaries). The Consolidated Financial Statements of HLTH include the accounts of HLTH and all of its majority owned subsidiaries. Accordingly, transactions between HLTH and WebMD are eliminated in consolidation. For additional information regarding certain of these agreements and charges from WebMD to HLTH and from HLTH to WebMD under certain of these agreements and certain predecessor arrangements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Transactions with HLTH” in Annex C-2 to this joint proxy statement/prospectus and Note 5 to the WebMD Consolidated Financial Statements included in Annex C-1 to this joint proxy statement/prospectus.

Merger Agreement

For information regarding the merger agreement entered into between HLTH and WebMD on June 17, 2009, see “The Merger Agreement” above.

Termination Agreement

On October 19, 2008, pursuant to the terms of a termination agreement (the “Termination Agreement”), HLTH and WebMD mutually agreed, in light of recent turmoil in financial markets, to terminate the 2008 Merger Agreement. The termination was by mutual agreement of the companies and was unanimously approved by the Board of Directors of each of the companies and by a special committee of independent directors of WebMD. The Termination Agreement maintained HLTH’s obligation, under the terms of the 2008 Merger Agreement, to pay the expenses of WebMD incurred in connection with the Proposed 2008 Merger. In connection with the termination of the 2008 Merger Agreement, HLTH and WebMD amended the Tax Sharing Agreement between them (see “— Tax Sharing Agreement” below) and HLTH assigned to WebMD a data license agreement with EBS (see “— Other Arrangements with WebMD” below).

Services Agreement

HLTH has entered into a Services Agreement with WebMD pursuant to which HLTH charges WebMD for specified services provided by HLTH. Under the Services Agreement, HLTH receives an amount that reasonably approximates its cost of providing services to WebMD. The services that HLTH provides to WebMD include certain administrative services, including services relating to payroll, accounting, tax planning and compliance, employee benefit plans, legal matters and information processing. In addition, WebMD reimburses HLTH for an allocated portion of certain expenses that HLTH incurs for outside services and similar items, including insurance and audit fees, outside personnel, facilities costs, professional fees, software maintenance fees and telecommunications costs. HLTH has agreed to make the services available to WebMD for a term of up to 5 years following WebMD’s initial public offering. However, WebMD is not required, under the Services Agreement, to continue to obtain services from HLTH. In the event WebMD wishes to receive those services from a third party or provide them internally, WebMD has the option to terminate services, in whole or in part, at any time it chooses to do so, generally by providing, with respect to the specified services or groups of services, 60 days’ notice and, in some cases, paying a termination fee of not more than $30,000 to cover costs of HLTH relating to the termination. HLTH has the option to terminate the services that it provides to WebMD, in whole or in part, if it ceases to provide such services for itself, upon at least 180 days’ written notice to WebMD. WebMD paid HLTH approximately $3,410,000 for services in 2008 under the Services Agreement and approximately $3,340,000 for such services in 2007.

Registration Rights Agreement

HLTH has entered into a Registration Rights Agreement with WebMD, which requires WebMD to use its reasonable best efforts, upon HLTH’s request, to register under the applicable federal and state securities laws any of the shares of WebMD’s equity securities owned by HLTH for sale in accordance with HLTH’s intended method of disposition, and to take such other actions as may be necessary to permit the sale in other jurisdictions, subject to specified limitations. HLTH has the right to include the shares of WebMD’s equity securities it beneficially owns in other registrations of these equity securities WebMD initiates. WebMD is required to pay all expenses incurred in connection with each registration, excluding underwriters’ discounts, if any. Subject to specified limitations, the registration rights are assignable by HLTH and its assignees. The Registration Rights Agreement contains customary indemnification and contribution provisions.

Tax Sharing Agreement

HLTH is a party to a Tax Sharing Agreement with WebMD that governs the respective rights, responsibilities, and obligations of HLTH and WebMD with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding taxes and related tax returns. In general, the Tax Sharing Agreement does not require HLTH or WebMD to reimburse the other party to the extent of any net tax savings realized by the consolidated group, as a result of the group’s utilization of WebMD’s or HLTH’s attributes, including net operating losses, during the period of consolidation. However, under the Tax Sharing Agreement, HLTH was required to compensate WebMD for any use of WebMD’s NOL carryforwards that resulted from certain extraordinary transactions that occurred prior to January 1, 2008. Specifically, the Tax Sharing Agreement provides that, with respect such extraordinary transactions, if HLTH or any corporation that is controlled, directly or indirectly, by HLTH, other than WebMD or its subsidiaries (the “WebMD Subgroup”), had income or gain from the sale of assets (including a subsidiary) outside the ordinary course of business, extinguishment of debt or other extraordinary transaction (which we refer to as Extraordinary Gains) that occurred prior to January 1, 2008, HLTH was required to make a payment to WebMD equal to 35% of the amount of the WebMD Subgroup’s NOL carryforwards that were absorbed in the consolidated tax return as a result of the incurrence of such Extraordinary Gains. Under the Tax Sharing Agreement, HLTH reimbursed WebMD approximately $150 million with respect to the EPS Sale and the 2006 EBS Sale.

WebMD has agreed in the Tax Sharing Agreement that it will not knowingly take or fail to take any action that could reasonably be expected to preclude HLTH’s ability to undertake a split-off or spin-off on a tax-free basis. WebMD has also agreed that, in the event that HLTH decides to undertake a split-off or spin-off of WebMD’s capital stock to HLTH’s stockholders, WebMD will enter into a new Tax Sharing Agreement with HLTH that will set forth the parties’ respective rights, responsibilities and obligations with respect to any such split-off or spin-off.

Beneficial ownership of at least 80% of the total voting power and value of WebMD’s capital stock is required in order for HLTH to continue to include the WebMD Subgroup in its consolidated group for federal income tax purposes. It is the present intention of HLTH to continue to file a single consolidated federal income tax return with its eligible subsidiaries. Each member of the consolidated group for federal income tax purposes will be jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax Sharing Agreement allocates tax liabilities between WebMD and HLTH during the period in which WebMD is included in the consolidated group of HLTH, WebMD could be liable for the federal income tax liability of any other member of the consolidated group in the event any such liability is incurred and not discharged by such other member. The Tax Sharing Agreement provides, however, that HLTH will indemnify WebMD to the extent that, as a result of being a member of the consolidated group of HLTH, WebMD becomes liable for the federal income tax liability of any other member of the consolidated group, other than the WebMD Subgroup. Correspondingly, the Tax Sharing Agreement requires WebMD to indemnify HLTH and the other members of the consolidated group with respect to WebMD’s federal income tax liability. Similar principles generally will apply for income tax purposes in some state, local and foreign jurisdictions.

Indemnity Agreement

WebMD and HLTH have entered into an Indemnity Agreement, under which WebMD and HLTH have agreed to indemnify each other with respect to some matters. WebMD has agreed to indemnify HLTH against liabilities arising from or based on:

•	the operations of WebMD’s business;

•	any material untrue statements or omissions in the prospectus included in the registration statement for WebMD’s initial public offering (the “WebMD IPO Prospectus”), other than material untrue statements or omissions contained in or pertaining to information relating solely to HLTH; and

•	guarantees or undertakings made by HLTH to third parties in respect of WebMD’s liabilities or obligations or those of WebMD’s subsidiaries.

HLTH has agreed to indemnify WebMD against liabilities arising from or based on:

•	the operations of HLTH’s business;

•	any material untrue statements or omissions in the WebMD IPO Prospectus, other than material untrue statements or omissions contained in or pertaining to information relating solely to WebMD; and

•	certain pre-existing legal proceedings.

The agreement contains provisions governing notice and indemnification procedures.

Intellectual Property License Agreement

The Intellectual Property License Agreement governs certain rights, responsibilities, and obligations of HLTH and WebMD with respect to the name “WebMD” and related intellectual property that HLTH has used. Under the Intellectual Property License Agreement, HLTH transferred its rights to the name “WebMD” and related intellectual property to WebMD prior to the completion of WebMD’s initial public offering.

Private Portals License

HLTH licenses WebMD’s private portal health and benefits management services for use by employees of HLTH. The fees payable by HLTH to WebMD for this license were approximately $80,000 for 2008 and $250,000 for 2007.

Other Arrangements with WebMD

On January 31, 2006, HLTH entered into agreements with WebMD in which both parties agreed to support each other’s product development and marketing efforts regarding specified product lines. These agreements were amended, in connection with the EPS Sale and the 2006 EBS Sale, to separate the provisions applicable to each of HLTH, EPS and EBS and to make certain modifications in the relationships between WebMD and each of those parties. In addition, in connection with the VIPS Sale, the remaining provisions applicable to HLTH and ViPS were terminated. For information regarding the EPS Sale, the 2006 EBS Sale and the ViPS Sale, see Notes 3 and 4 to the HLTH Consolidated Financial Statements included in Annex B-1 to this joint proxy statement/prospectus. In an amended agreement with WebMD, EPS agreed to continue its strategic relationship with WebMD following the EPS Sale and agreed to integrate WebMD’s personal health record with the clinical products of EPS, including the electronic medical record, to allow import of data from one to the other, subject to applicable law and privacy and security requirements. In an amended agreement with WebMD, EBS agreed to continue its strategic relationship with WebMD and to market WebMD’s online decision-support platform and tools that support consumer directed health plans and health savings accounts to its payer customers for integration into their consumer directed health offerings. In addition, pursuant to a data license agreement, EBS agreed to license certain de-identified data to HLTH and its subsidiaries for use in the development and commercialization of certain applications that use clinical information, including consumer decision-support applications. As noted above under “— Termination Agreement,” HLTH assigned the data license agreement to WebMD in connection with the termination of the merger agreement with WebMD.

HLTH has in the past entered into, and may from time to time in the future enter into, ordinary course business arrangements with WebMD or its subsidiaries that are not material to either company and may not be the subject of any ongoing contract. For example, from time to time, subsidiaries of HLTH have advertised some of their products and services on WebMD’s physician portals.

Other Related Party Transactions

HLTH was reimbursed approximately $297,000 and $278,000 for 2008 and 2007, respectively, by Martin J. Wygod (its Chairman of the Board and Acting Chief Executive Officer) and a corporation that he controls, for personal use of certain of HLTH staff and office facilities and for the personal portion of certain travel expenses.

FMR Corp. reported beneficial ownership, as of December 31, 2008, of shares that represented approximately 9.9% of HLTH’s outstanding Common Stock and approximately 5.2% of the outstanding WebMD Class A Common Stock. Affiliates of FMR Corp. provide services to HLTH in connection with the HLTH 401(k) Plan and the Porex 401(k) Savings Plan. The aggregate amount charged to HLTH for these services was approximately $74,000 for 2008 and approximately $37,000 for 2007. In 2004, HLTH’s WebMD segment entered into an agreement with Fidelity Human Resources Services Company LLC (which we refer to as FHRS) (formerly known as Fidelity Employer Services Company LLC), an affiliate of FMR Corp., to integrate WebMD’s private portals product into the services FHRS provides to its clients. FHRS provides human resources administration and benefit administration services to employers. HLTH recorded revenue of $9,399,000 in 2008 and $10,362,000 in 2007 related to the FHRS agreement, and $2,070,000 and $2,069,000, respectively, were included in accounts receivable, related to the FHRS agreement, as of December 31, 2008 and December 31, 2007. For additional information, see Note 21 to the HLTH Consolidated Financial Statements included in Annex B-1 to this joint proxy statement/prospectus.

Audit Committee Review of Related Party Transactions

Under HLTH’s Code of Business Conduct, directors and executive officers of HLTH are required to disclose to its General Counsel or its Compliance Officer any transactions or relationships they are involved in that present or may present a conflict of interest with HLTH, including those that would be required to be disclosed as a related party transaction under applicable SEC rules. Under HLTH’s Code of Business Conduct and the HLTH Audit Committee Charter, the HLTH Audit Committee has authority to determine whether to approve or ratify such transactions and relationships on behalf of HLTH, other than transactions between HLTH and WebMD which, as described below, are overseen by the Related Parties Committee of the HLTH Board. The HLTH Audit Committee considers whether to ratify or approve such transactions and relationships on a case-by-case basis, rather than pursuant to a general policy.

If not disclosed to the HLTH Audit Committee or if, after disclosure, not ratified or approved by the HLTH Audit Committee, a transaction or relationship presenting a conflict of interest or potential conflict of interest between a director or executive officer and HLTH may violate HLTH’s Code of Business Conduct and other company policies. When reviewing such a relationship or transaction, the HLTH Audit Committee will examine the terms of the transaction to determine how close they are to terms that would be likely to be found in a similar arms’-length transaction and, if not, whether they are otherwise reasonable and fair to HLTH. In addition, the HLTH Audit Committee will consider the nature of the related party’s interest in the transaction and the significance of the transaction to the related party. If the transaction involves a non-employee director, the HLTH Audit Committee may also consider whether the transaction would compromise the director’s independence. The HLTH Audit Committee may condition its ratification or approval of a transaction or relationship on imposition of specified limitations on the transaction or relationship or specific monitoring requirements on an ongoing basis.

In the case of transactions and relationships between HLTH and WebMD, the HLTH Board has delegated ongoing authority to ratify, approve and monitor them to the Related Parties Committee of the HLTH Board. See “HLTH Corporate Governance — Committees of the HLTH Board of Directors — Related Parties Committee” above. The Related Parties Committee of the HLTH Board consists solely of non-employee directors who are not also directors of WebMD. WebMD has a similar committee with authority to ratify, approve and monitor those transactions and relationships on its behalf, consisting solely of non-employee directors who are not also directors of HLTH.

REPORT OF THE HLTH AUDIT COMMITTEE

The current members of the HLTH Audit Committee are Paul A. Brooke, James V. Manning and Joseph E. Smith and Mr. Manning is the Chairman. The HLTH Audit Committee is responsible for, among other things:

•	retaining and overseeing the registered public accounting firm that serves as HLTH’s independent auditor and evaluating their performance and independence;

•	reviewing the annual audit plan with HLTH’s management and registered public accounting firm;

•	pre-approving any permitted non-audit services provided by HLTH’s registered public accounting firm;

•	approving the fees to be paid to HLTH’s registered public accounting firm;

•	reviewing the adequacy and effectiveness of HLTH’s internal controls with HLTH’s management, internal auditors and registered public accounting firm;

•	reviewing and discussing the annual audited financial statements and the interim unaudited financial statements with HLTH’s management and registered public accounting firm;

•	approving HLTH’s internal audit plan and reviewing reports of HLTH’s internal auditors;

•	determining whether to approve certain related party transactions; and

•	overseeing the administration of HLTH’s Code of Business Conduct.

The HLTH Audit Committee operates under a written charter adopted by the HLTH Board of Directors.

This report reviews the actions taken by the HLTH Audit Committee with regard to HLTH’s financial reporting process for 2008 and particularly with regard to HLTH’s audited consolidated financial statements and the related schedule included in HLTH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

HLTH’s management has the primary responsibility for HLTH’s financial statements and reporting process, including the systems of internal controls. HLTH’s independent auditors are responsible for performing an independent audit of HLTH’s consolidated financial statements and the related schedule in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon and a report on the effectiveness of internal control over financial reporting. The HLTH Audit Committee’s responsibility is to monitor and oversee these processes. In carrying out its oversight responsibilities, the HLTH Audit Committee is not providing any expert or special assurance as to HLTH’s financial statements or systems of internal controls or any professional certification as to the independent auditors’ work. The HLTH Audit Committee has implemented procedures to ensure that, during the course of each fiscal year, it devotes the attention that it deems necessary or appropriate to fulfill its oversight responsibilities under the HLTH Audit Committee’s charter.

In fulfilling its oversight responsibilities, the HLTH Audit Committee reviewed and discussed with management the audited financial statements and the Report of Management on Internal Control Over Financial Reporting included in HLTH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008. In addition, the HLTH Audit Committee reviewed with HLTH’s independent auditors, Ernst & Young LLP, who are responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles, their judgments as to the quality, rather than just the acceptability, of HLTH’s accounting principles and such other matters as are required to be discussed with the HLTH Audit Committee under Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, other standards of the Public Company Accounting Oversight Board (United States) SEC rules, and other professional standards. The HLTH Audit Committee also reviewed with Ernst & Young LLP the “Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting” included in HLTH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008. In addition, the HLTH Audit Committee discussed with Ernst & Young LLP their independence from management and HLTH, including the matters in the written disclosures required of Ernst & Young LLP by the applicable requirements of the Public Company

Accounting Oversight Board regarding the independent accountant’s communications with the HLTH Audit Committee concerning independence. The HLTH Audit Committee also considered whether the provision of non-audit services (see “HLTH Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm — Services and Fees of Ernst & Young LLP”) during 2008 by Ernst & Young LLP is compatible with maintaining Ernst & Young LLP’s independence.

Additionally, the HLTH Audit Committee discussed with HLTH’s independent auditors the overall scope and plan for their audit of HLTH’s financial statements and their audits of its internal control over financial reporting. The HLTH Audit Committee met with the independent auditors, with and without management present, to discuss the results of their examination, their evaluation of HLTH’s internal controls and the overall quality of HLTH’s financial reporting.

In reliance on the reviews and discussions referred to above, the HLTH Audit Committee recommended to the HLTH Board of Directors that the audited financial statements and related schedule and management’s assessment of the effectiveness of HLTH’s internal control over financial reporting be included in HLTH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 for filing with the SEC. The HLTH Audit Committee has also approved the retention of Ernst & Young LLP as HLTH’s independent auditors for 2009 in the event that the merger is not completed.

Paul A. Brooke
James V. Manning
Joseph E. Smith

HLTH PROPOSAL 3: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

A proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as HLTH’s independent auditor for the fiscal year ending December 31, 2009, in the event that the merger is not completed.

The HLTH Audit Committee has appointed the firm of Ernst & Young LLP, an independent registered public accounting firm, to be HLTH’s independent auditor for the current fiscal year in the event that the merger is not completed and, with the endorsement of the Board, recommends to stockholders that they ratify that appointment. Ernst & Young LLP has served as HLTH’s independent auditors since 1995.

Although stockholder approval of the HLTH Audit Committee’s appointment of Ernst & Young LLP is not required by law, the Board of Directors believes that it is advisable and a matter of good corporate practice to give stockholders an opportunity to ratify this appointment. If this proposal is not approved at the Annual Meeting, the Audit Committee will reconsider its appointment of Ernst & Young LLP.

A representative of Ernst & Young LLP is expected to be present at the Annual Meeting. The representative will be afforded an opportunity to make a statement and will be available to respond to questions by stockholders. If the selection of Ernst & Young LLP is ratified, the HLTH Audit Committee nevertheless retains the discretion to select different accounting firms in the future, should the HLTH Audit Committee then deem such selection to be in HLTH’s best interest and in the best interest of the stockholders. Any such selection need not be submitted to a vote of stockholders.

THE HLTH BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”
THE APPROVAL OF PROPOSAL 3.

Services and Fees of Ernst & Young LLP

In addition to retaining Ernst & Young LLP to audit HLTH’s consolidated financial statements for 2008 and 2007 and to review HLTH’s quarterly financial statements during those years, HLTH retained Ernst & Young LLP to provide certain related services. The fees for Ernst & Young LLP’s services to HLTH (including services to WebMD) were:

Type of Fees	2008	2007

Audit Fees	$1,507,981	$1,903,198
Audit-Related Fees	1,217,026	162,775
Tax Fees	298,600	353,561
All Other Fees	1,500	1,500

Total Fees	$3,025,107	$2,421,034

In the above table, in accordance with applicable SEC rules:

•	“audit fees” include: (a) fees for professional services (i) for the audit of consolidated financial statements of HLTH and WebMD for that fiscal year, (ii) for review of the consolidated financial statements included in HLTH’s and WebMD’s Quarterly Reports on Form 10-Q filed during that fiscal year, and (iii) for the audits of internal control over financial reporting for that fiscal year with respect to HLTH and WebMD; and (b) fees for services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements for that year;

•	“audit-related fees” are fees in the year for assurance and related services that are reasonably related to the performance of the audit or review of HLTH’s financial statements, and consisted of fees related to audits of HLTH’s employee benefit plans and fees for services related to the terminated WebMD Merger, the ViPS Sale, the 2008 EBSCo Sale and the proposed Porex Sale;

•	“tax fees” are fees in the year for professional services for tax compliance, tax advice, and tax planning and analysis, a portion of which related to the Proposed 2008 Merger; and

•	“all other fees” are fees in the year for any products and services not included in the first three categories and consisted of a subscription to Ernst & Young LLP’s online research tool.

None of these services was provided pursuant to a waiver of the requirement that such services be pre-approved by the HLTH Audit Committee. The HLTH Audit Committee has determined that the provision by Ernst & Young LLP of non-audit services to HLTH in 2008 is compatible with Ernst & Young LLP maintaining their independence.

The HLTH Audit Committee considers whether to pre-approve audit and permissible non-audit services and fees on a case-by-case basis, rather than pursuant to a general policy, with the exception of acquisition-related due diligence engagements, which have been pre-approved by the HLTH Audit Committee and are subject to monitoring by the Chairman of the HLTH Audit Committee. To ensure prompt handling of unexpected matters, the HLTH Audit Committee has delegated to its Chairman the authority to pre-approve audit and permissible non-audit services and fees and to amend or modify pre-approvals that have been granted by the entire HLTH Audit Committee. A report of any such actions taken by the Chairman is provided to the HLTH Audit Committee at the next HLTH Audit Committee meeting.

THE WEBMD ANNUAL MEETING

WebMD is furnishing this joint proxy statement/prospectus and the accompanying Notice of Annual Meeting and proxy card to WebMD stockholders as part of the solicitation of proxies by the WebMD Board of Directors for use at the WebMD Annual Meeting.

Date, Time and Place of WebMD Annual Meeting

WebMD will hold the WebMD Annual Meeting at 9:30 a.m., Eastern time, on October 23, 2009, at The Ritz-Carlton New York, Battery Park, Two West Street, New York, New York 10004.

Proposals to be Considered at the WebMD Annual Meeting

The following proposals will be considered and voted on at the WebMD Annual Meeting:

•	Proposal 1: A proposal to adopt the agreement and plan of merger, dated as of June 17, 2009, between HLTH and WebMD, and to approve the transactions contemplated by that agreement, including the merger.

•	Proposal 2: Election of three Class I directors, each to serve a three-year term expiring at the Annual Meeting of Stockholders in 2012 or until his successor is elected and has qualified or his earlier resignation or removal. The three nominees are:

Mark J. Adler, M.D.
Neil F. Dimick
James V. Manning

•	Proposal 3: A proposal to ratify and approve an amendment to the WebMD 2005 Plan to increase the number of shares of WebMD Common Stock issuable under the Plan by 1,100,000 shares, to a total of 15,600,000 shares.

•	Proposal 4: A proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as WebMD’s independent auditor for the fiscal year ending December 31, 2009.

The Board of Directors of WebMD has determined that Proposal 1 is advisable and in the best interest of the holders of WebMD Class A Common Stock. The Board of Directors of WebMD recommends that you vote “FOR” the approval and adoption of Proposal 1. The Board of Directors also recommends a vote “FOR” the election of each of the nominees for director listed in Proposal 2 and “FOR” Proposals 3 and 4.

Record Date

Only holders of record of WebMD Common Stock at the close of business on September 8, 2009, the record date for the WebMD Annual Meeting, are entitled to notice of and to vote at the WebMD Annual Meeting. As of the close of business on the record date, there were 10,421,684 shares of WebMD Class A Common Stock outstanding and entitled to vote held of record by approximately 120 stockholders, although WebMD believes that there are approximately 5,000 beneficial owners of Class A Common Stock. Unvested shares of restricted Class A Common Stock granted under the WebMD 2005 Plan and the WebMD Health Corp. Long-Term Incentive Plan for Employees of Subimo, LLC (which we refer to as WebMD restricted stock) are entitled to vote at the Annual Meeting and are included in the above number of outstanding shares of Class A Common Stock. As of the close of business on the record date, there were 48,100,000 shares of WebMD’s Class B Common Stock outstanding and entitled to vote, all of which are held of record by HLTH. No other voting securities of WebMD are outstanding.

Vote and Quorum Required

On all matters to be considered at the WebMD Annual Meeting:

•	the holders of Class A Common Stock and the holders of Class B Common Stock vote together as a single class and their votes are counted and totaled together;

•	each share of Class A Common Stock is entitled to one vote per share; and

•	each share of Class B Common Stock is entitled to five votes per share.

Accordingly, the aggregate voting power of the outstanding shares of WebMD Common Stock is equal to the 10,421,684 votes that the 10,421,684 shares of Class A Common Stock are entitled to cast plus the 240,500,000 votes that the 48,100,000 shares of Class B Common Stock are entitled to cast, which totals 250,921,684. HLTH’s ownership of the 48,100,000 shares of Class B Common Stock represents approximately 96% of the combined voting power of the two classes of Common Stock. As a result, HLTH is able, acting alone, to cause the approval of all proposals submitted for a vote at the Annual Meeting. HLTH has indicated that it intends to vote in favor of the election of each of the nominees for director listed in Proposal 2 and in favor of each of Proposals 1, 3 and 4.

The presence, in person or by properly executed proxy, of the holders of a majority of the voting power of the outstanding shares entitled to vote at the WebMD Annual Meeting is necessary to constitute a quorum at the meeting. Abstentions will be counted as shares that are present and entitled to vote for purposes of determining whether a quorum is present. Shares held by nominees for beneficial owners will also be counted for purposes of determining whether a quorum is present if the nominee has the discretion to vote on at least one of the matters presented and even though the nominee may not exercise discretionary voting power with respect to other matters and voting instructions have not been received from the beneficial owner (sometimes referred to as a broker non-vote). If a quorum is not present, the WebMD Annual Meeting may be adjourned from time to time until a quorum is obtained.

Proposal 1 (Adoption of Merger Agreement).  The affirmative vote of the holders of a majority of the voting power of the outstanding shares entitled to vote at the WebMD Annual Meeting is required to adopt the merger agreement and approve the merger. Because the required vote on the merger is based on the number of shares of WebMD Common Stock outstanding rather than on the number of votes cast, failure to vote your shares of WebMD Common Stock (including as a result of broker non-votes) and abstentions will have the same effect as voting “AGAINST” adoption of the merger agreement and approval of the merger.

Proposal 2 (Election of Directors).  Election of directors is by a plurality of the votes cast at the Annual Meeting with respect to such election. Accordingly, the three nominees receiving the greatest number of votes for their election to Class I will be elected as Class I directors. Abstentions and instructions on the accompanying proxy card to withhold authority to vote with respect to a nominee will result in that nominee receiving fewer votes for election.

Proposal 3 (Amendment to WebMD 2005 Plan).  The affirmative vote of the holders of a majority of the voting power of the outstanding shares present or represented at the WebMD Meeting and entitled to vote on the matter is required to ratify and approve the amendment to WebMD’s Amended and Restated 2005 Long-Term Incentive Plan to increase the number of shares of WebMD Common Stock issuable under that Plan by 1,100,000 shares, to a total of 15,600,000 shares described in Proposal 3.

Proposal 4 (Ratification of Appointment of Independent Registered Public Accounting Firm).  The affirmative vote of the holders of a majority of the voting power of the outstanding shares present or represented at the meeting and entitled to vote on the matter is required to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as WebMD’s independent auditor described in Proposal 4. Abstentions with respect to Proposal 4 will be treated as shares that are present or represented at the meeting, but will not be counted in favor of the proposal. Broker non-votes with respect to Proposal 4 will not be considered as present or represented at the meeting for purposes of the proposal and, accordingly, will have no impact on the outcome of the vote with respect to Proposal 4.

As of September 8, 2009, which is the record date for the WebMD Annual Meeting, the directors and executive officers of WebMD held and are entitled to vote, in the aggregate, shares of WebMD Class A Common Stock representing approximately 0.4% of the aggregate voting power of the outstanding shares of WebMD Common Stock. WebMD believes that its directors and executive officers intend to vote all of their shares of WebMD Class A Common Stock “FOR” the proposal to adopt the merger agreement and approve the merger at the WebMD Annual Meeting. For a description of the reasons for the merger, see “The Merger — WebMD’s Purposes and Reasons for the Merger.”

Voting of Proxies

All properly signed proxies that are received prior to the vote at the WebMD Annual Meeting and that are not revoked will be voted (or withheld from voting, as the case may be) at the WebMD Annual Meeting according to the instructions indicated on the proxies or, if no direction is indicated, as follows:

•	FOR the adoption of the merger agreement and approval of the merger, as described in Proposal 1;

•	FOR the election of each of the nominees for director listed below in Proposal 2;

•	FOR the ratification and approval of the amendment of WebMD’s Amended and Restated 2005 Long-Term Incentive Plan to increase the number of shares of WebMD Common Stock issuable under that Plan by 1,100,000 shares, to a total of 15,600,000 shares; and

•	FOR the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as WebMD’s independent auditor for the fiscal year ending December 31, 2009.

None of the proposals requires the approval of any other proposal to become effective.

Please note, however, that if a stockholder’s shares are held of record by a broker, bank or other nominee and that stockholder wishes to vote at the WebMD Annual Meeting, the stockholder must bring to the meeting a letter from the broker, bank or other nominee confirming the stockholder’s beneficial ownership of the shares.

The WebMD Board of Directors does not know of any matter that is not referred to herein to be presented for action at the WebMD Annual Meeting. If any other matters are properly brought before the meeting, the persons named in the proxies will have discretion to vote on these matters in accordance with their judgment.

Revocability of Proxies

Submitting a proxy on the enclosed form does not preclude a WebMD stockholder of record from voting in person at the WebMD Annual Meeting. A WebMD stockholder of record may revoke a proxy at any time before it is voted by taking any of the following actions:

•	delivering to the Secretary of WebMD, at the address set forth above, prior to the vote at the WebMD Annual Meeting, a written notice, bearing a date later than the date of the proxy, stating that the proxy is revoked;

•	signing and so delivering a proxy relating to the same shares and bearing a later date prior to the vote at the WebMD Annual Meeting; or

•	attending the WebMD Annual Meeting and voting in person, although attendance at the meeting will not, by itself, revoke a proxy.

WebMD stockholders whose shares are held in street name should contact their broker, bank or nominee for instructions regarding voting at the WebMD Annual Meeting or revoking previously submitted instructions regarding how their shares are to be voted.

Solicitation of Proxies

HLTH will pay the expenses of soliciting proxies from its stockholders to be voted at the WebMD Annual Meeting and the cost of preparing and mailing this joint proxy statement/prospectus to its stockholders. Following the original mailing of this joint proxy statement/prospectus and other soliciting materials, WebMD and its agents also may solicit proxies by mail, telephone, facsimile or in person. In addition, proxies may be solicited from WebMD stockholders by WebMD’s directors, officers and employees in person or by telephone, facsimile or other means of communication. These officers, directors and employees will not be additionally compensated but may be reimbursed for reasonable out-of-pocket expenses in connection with the solicitation by HLTH. Following the original mailing of this joint proxy statement/prospectus and other soliciting materials, WebMD will request brokers, custodians, nominees and other record holders of WebMD’s Class A Common Stock to forward copies of this joint proxy statement/prospectus and other soliciting materials to persons for whom they hold shares of WebMD Class A Common Stock and to request authority for the exercise of proxies. In these cases, HLTH will, upon the request of the record holders, reimburse these holders for their reasonable expenses. WebMD has retained Innisfree M&A Incorporated, a proxy solicitation firm, for assistance in connection with the solicitation of proxies for the WebMD Annual Meeting. Any customary fees of Innisfree M&A Incorporated plus reimbursement of out-of-pocket expenses will be paid by HLTH.

Dissenters’ Rights

The holders of WebMD Class A Common Stock will not be entitled to exercise dissenters’ rights with respect to any matter to be voted upon at the WebMD Annual Meeting. The holders of WebMD Class B Common Stock have agreed to vote in favor of the merger, which would waive their dissenters’ rights.

WEBMD PROPOSAL 1: ADOPTION OF THE MERGER AGREEMENT

Adoption of the agreement and plan of merger, dated as of June 17, 2009, between HLTH and WebMD, and approval of the transactions contemplated by that agreement, including the merger.

As described in further detail in “Questions and Answers,” “Summary,” “The Merger,” and “The Merger Agreement,” the WebMD Board of Directors has approved the merger of HLTH with and into WebMD, subject to receipt of the approval of the stockholders of WebMD at the WebMD Annual Meeting. The merger cannot be completed unless WebMD receives the affirmative vote of the holders of a majority of the voting power of the outstanding shares entitled to vote on the proposal to adopt the merger agreement and approve the merger. HLTH has agreed, in the merger agreement, to vote the shares of WebMD Common Stock that it owns in favor of WebMD Proposal 1. HLTH’s ownership of all outstanding shares of Class B Common Stock represents approximately 96% of the combined voting power of the outstanding WebMD Common Stock. As a result, HLTH is able, acting alone, to cause the approval of WebMD Proposal 1.

If the merger agreement is adopted and the merger approved, the certificate of incorporation of WebMD will be amended and restated in the merger, in the form included in Annex G, upon the filing with the Secretary of State of the State of Delaware of the certificate of merger with respect to the merger. As so amended and restated, the WebMD certificate of incorporation would provide for a maximum number of shares of WebMD Common Stock of 650,000,000 (an amount equal to the sum of the maximum number of shares of Class A Common Stock and the maximum number of shares of Class B Common Stock under the existing certificate of incorporation). The amendment contemplated by Annex G would also make certain other changes required in order to implement the removal of the existing dual-class capitalization structure. The only further changes contemplated by Annex G merely give effect, at the time of the merger, to provisions of the existing certificate of incorporation that would automatically have become effective whenever HLTH ceased to own a majority of the voting power of WebMD’s outstanding Common Stock.

THE WEBMD BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

WEBMD DIRECTORS AND EXECUTIVE OFFICERS

The charts below list WebMD’s directors and executive officers and are followed by biographic information about them and a description of certain corporate governance matters.

Directors

Name	Age	Positions

Mark J. Adler, M.D.(3)(4)	53	Director; Chairman of the Compensation Committee
Neil F. Dimick(1)(2)(4)(5)	60	Director; Chairman of the Nominating Committee; Chairman of the Governance & Compliance Committee
Wayne T. Gattinella(1)	57	Director; Chief Executive Officer and President
Jerome C. Keller	67	Director
James V. Manning(1)(2)(4)	62	Director; Chairman of the Audit Committee
Abdool Rahim Moossa, M.D.(3)(5)(6)	69	Director
Stanley S. Trotman, Jr.(2)(3)(5)(6)	66	Director; Chairman of the Related Parties Committee
Martin J. Wygod(1)	69	Chairman of the Board

(1) Member of the Executive Committee

(2) Member of the Audit Committee

(3) Member of the Compensation Committee

(4) Member of the Governance & Compliance Committee

(5) Member of the Nominating Committee

(6) Member of the Related Parties Committee

For a description of each of the standing committees of the WebMD Board of Directors and other corporate governance matters, see “WebMD Corporate Governance” below. Dr. Adler and Messrs. Dimick, Manning and Wygod are also members of the HLTH Board of Directors.

Executive Officers

Name	Age	Positions

Wayne T. Gattinella	57	Chief Executive Officer and President
Anthony Vuolo	51	Chief Operating Officer
Mark D. Funston	49	Executive Vice President and Chief Financial Officer
Nan-Kirsten Forte	47	Executive Vice President — Consumer Services
Craig Froude	42	Executive Vice President — WebMD Health Services
William Pence	46	Executive Vice President and Chief Technology Officer
Douglas W. Wamsley	50	Executive Vice President, General Counsel and Secretary
Martin J. Wygod	69	Chairman of the Board
Steven Zatz, M.D.	52	Executive Vice President — Professional Services

Mark J. Adler, M.D., has been a member of the WebMD Board of Directors since September 2005 and a member of the HLTH Board of Directors since September 2000. Dr. Adler is an oncologist and has, for more than five years, been CEO and Medical Director of the San Diego Cancer Center and a director of the San Diego Cancer Research Institute. Until April 2006, he had also been, for more than five years, the Chief Executive Officer of the Internal Medicine and Oncology Group of Medical Group of North County, which is based in San Diego, California, and he continues to be a member of that Medical Group.

Neil F. Dimick has been a member of the WebMD Board of Directors since September 2005 and a member of the HLTH Board of Directors since December 2002. Mr. Dimick served as Executive Vice President and Chief Financial Officer of AmerisourceBergen Corporation, a wholesale distributor of pharmaceuticals, from 2001 to 2002 and as Senior Executive Vice President and Chief Financial Officer and as a director of Bergen Brunswig Corporation, a wholesale distributor of pharmaceuticals, for more than five years prior to its merger in 2001 with AmeriSource Health Corporation to form AmerisourceBergen. He also serves as a member of the Boards of Directors of the following companies: Alliance Imaging Inc., a provider of outsourced diagnostic imaging services to hospitals and other healthcare companies; Global Resources Professionals, an international professional services firm that provides outsourced services to companies on a project basis; Mylan Laboratories, Inc., a pharmaceutical manufacturer; and Thoratec Corporation, a developer of products to treat cardiovascular disease.

Nan-Kirsten Forte has, since July 2005, served as Executive Vice President, Consumer Services of WebMD, overseeing marketing and brand management for WebMD’s consumer websites. Additionally, she is Editor in Chief of WebMD the Magazine. For more than five years prior to that, Ms. Forte served as an Executive Vice President of WebMD, Inc., a subsidiary that HLTH contributed to WebMD in connection with WebMD’s initial public offering, where she focused on the consumer portals. From 1997 until its merger with HLTH in November 1999, Ms. Forte was President, Programming and Product Development of Medcast, Greenberg News Networks. Prior to Medcast, she served as President of Health of iVillage, where she launched iVillage’s first health channel.

Craig Froude has served, since July 2005, as Executive Vice President — WebMD Health Services of WebMD and as General Manager of WebMD Health Services, which conducts WebMD’s private portals business. From October 2002 until July 2005, Mr. Froude served as a Senior Vice President of HLTH and as General Manager of WebMD Health Services, prior to HLTH’s contribution of that business to WebMD in connection with WebMD’s initial public offering. From December 1996 until its acquisition by HLTH in October 2002, Mr. Froude served as Chairman and Chief Executive Officer of WellMed, Inc., a predecessor to WebMD Health Services.

Mark D. Funston has served as Executive Vice President and Chief Financial Officer of WebMD since August 2007 and of HLTH since November 2006. Prior to joining HLTH, Mr. Funston was Interim Chief Financial Officer of Digital Harbor, Inc., a privately held software company, from November 2005. Prior to that, Mr. Funston served as Chief Financial Officer of Group 1 Software, Inc., a publicly traded software company, from 1996 until its acquisition by Pitney Bowes in 2004. From 1989 to 1996, Mr. Funston was Chief Financial Officer of COMSAT RSI, Inc. (formerly Radiation Systems, Inc.), a publicly traded telecommunications manufacturing company acquired by COMSAT Corporation in 1994.

Wayne T. Gattinella has served, since 2005, as Chief Executive Officer and President of WebMD and as a member of WebMD’s board of directors. Prior to that, he served as President of HLTH’s WebMD segment from the time he joined HLTH in 2001. From 2000 to 2001, Mr. Gattinella was Executive Vice President and Chief Marketing Officer for People PC, an Internet services provider. Mr. Gattinella had previously held senior management positions with Merck-Medco (now Medco Health Solutions) and MCI Telecommunications. Mr. Gattinella currently serves on Drexel University’s LeBow College of Business Advisory Board.

Jerome C. Keller has been a member of the WebMD Board of Directors since September 2005. From 1997 until he retired in October 2005, Mr. Keller served as Senior Vice President, Sales and Marketing at Martek Biosciences Corporation, a company that develops and sells microalgae products, and he has served, since October 2005, as a member of its Board of Directors. He served as Vice President of Sales for Merck & Co. Inc., a pharmaceutical company, from 1986 to 1993.

James V. Manning has been a member of the WebMD Board of Directors since September 2005. He has been a member of HLTH’s Board of Directors since September 2000 and, prior to that, was a member of a predecessor company’s Board of Directors for more than five years.

Abdool Rahim Moossa, M.D. has been a member of the WebMD Board of Directors since September 2005. He currently serves as the Distinguished Professor of Surgery and Emeritus Chairman, Associate Dean and Special Counsel to the Vice Chancellor for Health Sciences, Director of Tertiary and Quaternary Referral Services for the University of California, San Diego, or UCSD. Prior to that he served as Professor and

Chairman, Department of Surgery, UCSD from 1983 to 2003. He also serves as a member of the Board of Directors of U.S. Medical Instruments, Inc., a technology-based medical device manufacturer, and the Foundation for Surgical Education.

William Pence joined WebMD as Executive Vice President and Chief Technology Officer in November 2007. Before joining WebMD, Dr. Pence had served as Chief Technology Officer and Senior Vice President at Napster since 2003. From 2000 to 2003, Dr. Pence was the Chief Technology Officer for Universal Music Group’s online initiatives and for the pressplay joint venture with Sony. That joint venture later served as the basis for the relaunched Napster service. Previously Dr. Pence spent more than a decade at IBM, where he held various technology management positions in Research as well as in the Software Division, focused on guiding research and development and commercializing technology for IBM product divisions. Dr. Pence received a B.S. degree in Physics from the University of Virginia, and a Ph.D. in Electrical Engineering from Cornell University.

Stanley S. Trotman, Jr. has been a member of the WebMD Board of Directors since September 2005. Mr. Trotman retired in 2001 from UBS Financial Services, Inc. after it acquired, in 2000, PaineWebber Incorporated, an investment banking firm where he had been a Managing Director with the Health Care Group since 1995. He serves as a member of the Board of Directors of American Shared Hospital Services, a public company that provides radiosurgery services to medical centers for use in brain surgery. He also serves as a director of Ascend Health Care Corp., a privately-held company that provides services to acute psychiatric patients.

Anthony Vuolo became Chief Operating Officer of WebMD in July 2007. From May 2005 until August 2007, Mr. Vuolo served as Executive Vice President and Chief Financial Officer of WebMD. Mr. Vuolo served as Executive Vice President, Business Development of HLTH from May 2003 until July 2005. From September 2000 to May 2003, Mr. Vuolo was Executive Vice President and Chief Financial Officer of HLTH. Prior to that, Mr. Vuolo served in senior management positions at HLTH and its predecessors for more than five years.

Douglas W. Wamsley has, since July 2005, served as Executive Vice President, General Counsel and Secretary of WebMD. From September 2001 until July 2005, Mr. Wamsley served as Senior Vice President — Legal of HLTH, focusing on its WebMD segment. Prior to joining HLTH, Mr. Wamsley served as Executive Vice President and General Counsel of Medical Logistics, Inc. from February 2000 through July 2001.

Martin J. Wygod has, since May 2005, served as Chairman of the Board of WebMD. In addition, he has served as HLTH’s Acting Chief Executive Officer since February 2008, as HLTH’s Chairman of the Board since March 2001 and as a member of the Board of Directors of HLTH since September 2000. From October 2000 until May 2003, he also served as HLTH’s Chief Executive Officer and, from September 2000 until October 2000, he also served as Co-CEO of HLTH. He is also engaged in the business of racing, boarding and breeding thoroughbred horses, and is President of River Edge Farm, Inc.

Steven Zatz, M.D. has, since July 2005, served as Executive Vice President, Professional Services of WebMD, overseeing the operations of WebMD’s websites for healthcare professionals. From October 2000 to July 2005, Dr. Zatz has served as an Executive Vice President of WebMD, Inc., a subsidiary that HLTH contributed to WebMD in connection with WebMD’s initial public offering, where he focused on the physician portals, and also served as an Executive Vice President of HLTH. Dr. Zatz was Senior Vice President, Medical Director of CareInsite, Inc. from June 1999 until its acquisition by HLTH in September 2000. Prior to joining CareInsite, Dr. Zatz was senior vice president of RR Donnelly Financial in charge of its healthcare business from October 1998 to May 1999. From August 1995 to May 1998, Dr. Zatz was President of Physicians’ Online, an online portal for physicians.

No family relationship exists among any of WebMD’s directors or executive officers. No arrangement or understanding exists between any director or executive officer of WebMD and any other person pursuant to which any of them were selected as a director or executive officer; provided, however, that HLTH has the ability to cause the election or removal of WebMD’s entire Board of Directors.

Under the terms of the merger agreement, it is contemplated that the members of the HLTH Board of Directors who are not currently members of the WebMD Board of Directors (Paul A. Brooke, Kevin M. Cameron, Herman Sarkowsky and Joseph E. Smith) will join that Board of Directors upon the closing of the merger.

SECURITY OWNERSHIP OF CERTAIN WEBMD BENEFICIAL OWNERS
AND WEBMD MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of WebMD Class A Common Stock and HLTH Common Stock, as of August 31, 2009 (except where otherwise indicated), by each person or entity known by WebMD to beneficially own more than 5% of its Class A Common Stock, by each of its directors, by each of its Named Executive Officers and by all of its directors and executive officers as a group. This table also provides information with respect to the beneficial ownership of WebMD Class B Common Stock (all of which is owned by HLTH) taken together with WebMD Class A Common Stock. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons listed in the table below have sole voting and investment power with respect to all shares of WebMD Class A Common Stock and HLTH Common Stock shown as beneficially owned by them. Unless otherwise indicated, the address of each of the beneficial owners identified is c/o WebMD Health Corp., 111 Eighth Avenue, New York, NY 10011.

						Percent of
	WebMD		Percent of	WebMD		Total WebMD
	Class A		WebMD	Class B	Total	Class A and	HLTH
Name and Address	Common		Class A	Common	WebMD	Class B	Common
of Beneficial Owner	Stock(1)		Outstanding(2)	Stock(3)	Shares	Outstanding(2)	Stock(4)

HLTH Corporation	48,100,000	(2)	82.2%	48,100,000	48,100,000	82.2%	n/a
669 River Drive, Center 2
Elmwood Park, NJ 07407

Baron Capital Group(5)	1,244,887		12.0%	—	1,244,887	2.1%	n/a
767 Fifth Avenue
New York, NY 10153

FMR LLC(6)	1,038,354		10.0%	—	1,038,354	1.8%	11,212,021
82 Devonshire Street Boston, MA 02109

Mark J. Adler, M.D.	46,853	(7)	*	—	46,853	*	237,850
Neil F. Dimick	52,350	(8)	*	—	52,350	*	59,166
Mark D. Funston	—		*	—	—	*	162,500
Wayne T. Gattinella	349,453	(9)	3.3%	—	349,453	*	463,511
Jerome C. Keller	51,775	(10)	*	—	51,775	*	157
James V. Manning	91,039	(11)	*	—	91,039	*	756,822
Abdool Rahim Moossa, M.D.	47,793	(12)	*	—	47,793	*	—
William Pence	72,888	(13)	*	—	72,888	*	—
Stanley S. Trotman, Jr.	73,391	(14)	*	—	73,391	*	35,000
Anthony Vuolo	281,900	(15)	2.7%	—	281,900	*	1,372,500
Martin J. Wygod	716,207	(16)	6.7%	—	716,207	1.2%	11,313,271

All executive officers and directors as a group (15 persons)	2,237,264		19.4%	—	2,237,264	3.8%	15,713,055

*	Less than 1%.

(1)	Beneficial ownership is determined under the rules and regulations of the SEC, which provide that shares of common stock that a person has the right to acquire within 60 days are deemed to be outstanding and beneficially owned by that person for the purpose of computing the total number of shares beneficially owned by that person and the percentage ownership of that person. However, those shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. Accordingly, the amounts set forth below include shares of WebMD Class A Common Stock that such person has the right to acquire pursuant to options that are currently exercisable or that will become exercisable within 60 days of August 31, 2009 (which we refer to in this table as Option Shares). The amount of Option Shares, if any, held by each person is indicated in the footnotes below. In addition, the amounts set forth below include shares of WebMD Restricted Stock, which are subject to vesting requirements based on continued employment, in the respective amounts stated in the footnotes below. Holders of WebMD Restricted Stock have voting power, but not dispositive power, with respect to unvested shares of WebMD Restricted Stock. For information regarding the vesting schedules of the WebMD Restricted Stock, see “WebMD Executive Compensation — Executive Compensation Tables — Summary Compensation Table” and “WebMD Non-Employee Director Compensation” below.

(2)	Shares of Class B Common Stock are convertible, at the option of the holder, on a one-for-one basis for Class A Common Stock. Accordingly, under the rules and regulations of the SEC, which provide that shares of common stock that a person has the right to acquire within 60 days are deemed to be outstanding and beneficially owned by that person for the purpose of computing the total number of shares beneficially owned by that person and the percentage ownership of that person, HLTH is the beneficial owner of 48,100,000 shares of Class A Common Stock, which would represent 82.2% of the outstanding Class A Common Stock on that basis. However, those shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person, each of which is based on the total number of shares of our outstanding Class A Common Stock which, as of August 31, 2009, was 10,415,559 (including unvested shares of WebMD Restricted Stock). The column entitled “Percent of Total Class A and Class B Outstanding” provides information on each listed holder’s percentage ownership of the total number of shares of our outstanding common stock which, as of August 31, 2009, was 58,515,559 (including all outstanding unvested shares of WebMD Restricted Stock).

(3)	Since each share of Class B Common Stock is entitled to five votes per share and each share of Class A Common Stock is entitled to one vote per share, HLTH controls, through its ownership of Class B Common Stock, approximately 96% of the combined voting power of the outstanding Common Stock of WebMD.

(4)	Includes beneficial ownership of shares of restricted HLTH Common Stock, which are subject to vesting requirements based on continued employment, in the following amounts: for Mr. Funston, 42,500 shares; and for Mr. Wygod, 360,000 shares. Holders of restricted HLTH Common Stock have voting power, but not dispositive power, with respect to unvested shares of restricted HLTH Common Stock. Also includes beneficial ownership of shares of HLTH Common Stock that the following persons have the right to acquire pursuant to options that are currently exercisable or that will become exercisable within 60 days of August 31, 2009: for Dr. Adler, 237,250 shares; Mr. Dimick, 59,166 shares; Mr. Funston, 90,000 shares; Mr. Gattinella, 454,881 shares; Mr. Manning, 249,250 shares; Mr. Vuolo, 1,360,000 shares; and Mr. Wygod, 4,325,000 shares. Additional information regarding beneficial ownership of shares of HLTH Common Stock by the following persons is contained in the footnotes to the table entitled “Security Ownership of Certain HLTH Beneficial Owners and HLTH Management”: for Dr. Adler, see footnote 9; for Mr. Funston, see footnote 12; for Mr. Manning, see footnote 13; and for Mr. Wygod, see footnote 16.

(5)	The information shown is as of February 28, 2009 and is based upon information disclosed by Baron Capital Group, Inc. (which we refer to as BCG), BAMCO, Inc., Baron Capital Management, Inc. (which we refer to as BCM), Baron Growth Fund (which we refer to as BGF) and Ronald Baron in a Schedule 13G filed with the SEC. Such persons reported that: BCG and Ronald Baron had shared power to dispose or direct the disposition of 1,244,887 shares of WebMD Class A Common Stock, with BAMCO having shared dispositive power with respect to 1,200,697 of those shares, BGF having shared dispositive power with respect to 928,953 of those shares and BCM having shared dispositive power with respect to 44,190 of those shares; and that BCG and Ronald Baron had shared power to vote or direct the voting of 1,115,833 shares of WebMD Class A Common Stock, with BAMCO having shared voting power with respect to 1,071,643 of those shares, BGF having shared voting power with respect to 928,953 of those shares and BCM having shared voting power with respect to 44,190 of those shares.

(6)	The information shown with respect to WebMD Class A Common Stock is as of April 30, 2009 and is based upon information disclosed by FMR LLC, Fidelity Management and Research Company and Edward C. Johnson, 3d in a Schedule 13G filed with the SEC. Such persons reported that the members of the filing group, had, as of April 30, 2009, sole power to dispose of or to direct the disposition of 982,524 shares of WebMD Class A Common Stock. Such persons also reported that the members of the filing group, other than Fidelity Management and Research Company, had, as of April 30, 2009, sole power to dispose of or to direct the disposition of and sole power to vote 55,830 shares of WebMD Class A Common Stock through Pyramis Global Advisors, LLC. The information shown with respect to HLTH Common Stock is as of March 9, 2009 and is based on a Schedule 13G filed with the SEC. For additional information, see footnote 4 to the table entitled “Security Ownership of Certain HLTH Beneficial Owners and HLTH Management.”

(7)	Represents 12,753 shares of Class A Common Stock and 33,000 Option Shares held by Dr. Adler and 1,100 unvested shares of WebMD Restricted Stock granted to Dr. Adler.

(8)	Represents 18,250 shares of Class A Common Stock and 33,000 Option Shares held by Mr. Dimick and 1,100 unvested shares of WebMD Restricted Stock granted to Mr. Dimick.

(9)	Represents 55,703 shares of Class A Common Stock and 220,000 Option Shares held by Mr. Gattinella and 73,750 unvested shares of WebMD Restricted Stock granted to Mr. Gattinella.

(10)	Represents 17,675 shares of Class A Common Stock and 33,000 Option Shares held by Mr. Keller and 1,100 unvested shares of WebMD Restricted Stock granted to Mr. Keller.

(11)	Represents 56,939 shares of Class A Common Stock and 33,000 Option Shares held by Mr. Manning and 1,100 unvested shares of WebMD Restricted Stock granted to Mr. Manning.

(12)	Represents 13,693 shares of Class A Common Stock and 33,000 Option Shares held by Dr. Moossa and 1,100 unvested shares of WebMD Restricted Stock granted to Dr. Moossa.

(13)	Represents 4,138 shares of Class A Common Stock and 37,500 Option Shares held by Dr. Pence and 31,250 unvested shares of WebMD Restricted Stock granted to Dr. Pence.

(14)	Represents 23,791 shares of Class A Common Stock and 33,000 Option Shares held by Mr. Trotman, 15,500 shares of Class A Common Stock held by the Stanley S. Trotman, Jr. Irrevocable Trust and 1,100 unvested shares of WebMD Restricted Stock granted to Mr. Trotman.

(15)	Represents 45,900 shares of Class A Common Stock and 176,000 Option Shares held by Mr. Vuolo and 60,000 unvested shares of WebMD Restricted Stock granted to Mr. Vuolo.

(16)	Represents 414,936 shares of Class A Common Stock and 220,000 Option Shares held by Mr. Wygod, 4,000 shares of Class A Common Stock held by The Emily Wygod Trust u/t/a/d 12-31-1987 (as to which shares, Mr. Wygod disclaims beneficial ownership), 3,521 shares of Class A Common Stock held by The Max Wygod Trust u/t/a/d 12-31-1987 (as to which shares, Mr. Wygod disclaims beneficial ownership), and 73,750 unvested shares of WebMD Restricted Stock granted to Mr. Wygod.

WEBMD SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires WebMD’s executive officers and directors, and persons who beneficially own more than ten percent of a registered class of WebMD’s equity securities, to file reports of ownership and changes in ownership of these securities with the SEC. Officers, directors and greater than ten percent beneficial owners are required by applicable regulations to furnish WebMD with copies of all Section 16(a) forms they file. Based solely upon a review of the forms furnished to WebMD during or with respect to its most recent fiscal year, all of WebMD’s directors and officers subject to the reporting requirements and each beneficial owner of more than ten percent of WebMD’s Class A Common Stock satisfied all applicable filing requirements under Section 16(a).

WEBMD PROPOSAL 2: ELECTION OF DIRECTORS

Election of three Class I directors, each to serve a three-year term expiring at the Annual Meeting of Stockholders in 2012 or until his successor is elected and has qualified or his earlier resignation or removal.

The WebMD Board of Directors has eight members and, under its Restated Certificate of Incorporation, is divided into three classes, two of which currently have three directors and one of which currently has two directors. Under WebMD’s Restated Certificate of Incorporation, the term of one of the classes of directors expires at each of its annual meetings and WebMD stockholders vote to elect nominees for the directorships in that class for a new three-year term. At this year’s annual meeting, the terms of the three Class I directors, Dr. Adler and Messrs. Dimick and Manning, will expire; the terms of Dr. Moossa and Messrs. Gattinella and Trotman will expire at the annual meeting in 2010; and the terms of Messrs. Keller and Wygod, will expire at the annual meeting in 2011.

The WebMD Board of Directors, based on the recommendation of the WebMD Nominating Committee, has nominated Dr. Adler and Messrs. Dimick and Manning for re-election at the WebMD Annual Meeting, each to serve a three-year term expiring at the annual meeting of stockholders in 2012 or until his successor is elected and has qualified or his earlier resignation or removal. For biographical information regarding the nominees and other directors, see “WebMD Directors and Executive Officers” above.

The persons named in the enclosed proxy intend to vote for the election of Dr. Adler and Messrs. Dimick and Manning, unless you indicate on the proxy card that your vote should be withheld.

WebMD has inquired of each nominee and has determined that each will serve if elected. While the WebMD Board of Directors does not anticipate that any of the nominees will be unable to serve, if any nominee is not able to serve, proxies will be voted for a substitute nominee unless the Board of Directors chooses to reduce the number of directors serving on the board.

For information regarding corporate governance and related matters involving the WebMD Board of Directors and its committees, and see “WebMD Corporate Governance” below. For information regarding the compensation of non-employee directors, see “WebMD Non-Employee Director Compensation” below. Employees of WebMD who serve on the WebMD Board of Directors do not receive additional compensation for board service.

THE WEBMD BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”
THE ELECTION OF THESE NOMINEES AS DIRECTORS.

WEBMD CORPORATE GOVERNANCE

Control by HLTH

HLTH, as a result of its ownership of approximately 96% of the total voting power of WebMD’s outstanding common stock, has the ability to cause the election or removal of WebMD’s entire Board of Directors, to determine matters submitted to a vote of WebMD’s stockholders without the consent of WebMD’s other stockholders, and to exercise a controlling influence over WebMD’s business and affairs.

Board of Directors

The WebMD Board of Directors has eight members. Two of the members are also members of management and executive officers of WebMD: Mr. Gattinella, WebMD’s Chief Executive Officer; and Mr. Wygod, Chairman of the Board. Six of the members are non-employee directors: Drs. Adler and Moossa and Messrs. Dimick, Keller, Manning and Trotman. The Governance & Compliance Committee of the WebMD Board has determined that each of the non-employee directors is also an independent director under applicable SEC rules and Nasdaq Global Select Market listing standards. The non-employee directors meet regularly in private sessions with the Chairman of the Board and also meet regularly without any employee directors or other WebMD employees present. For information regarding the compensation of WebMD’s non-employee directors, see “WebMD Non-Employee Director Compensation” below.

The WebMD Board of Directors is divided into three classes, two of which currently have three directors and one of which currently has two directors. At each Annual Meeting, the term of one of the classes of directors expires and WebMD stockholders vote to elect nominees for the directorships in that class for a new three-year term. The terms of Dr. Adler and Messrs. Dimick and Manning will expire at WebMD’s 2009 Annual Meeting; the terms of Messrs. Gattinella and Trotman and Dr. Moossa will expire at WebMD’s 2010 Annual Meeting; and the terms of Messrs. Keller and Wygod will expire at WebMD’s 2011 Annual Meeting.

The WebMD Board of Directors met 11 times in 2008. During 2008, each member of the WebMD Board of Directors attended 75% or more of the meetings held by the WebMD Board and the WebMD Board committees on which he served. In addition to meetings, WebMD’s Board and its committees reviewed and acted upon matters by unanimous written consent. The WebMD Board of Directors encourages its members to attend WebMD’s Annual Meetings. Three of WebMD’s directors attended its 2008 Annual Meeting. All but one of WebMD’s directors attended its 2007 Annual Meeting.

The WebMD Board of Directors currently has six standing committees: an Executive Committee, a Compensation Committee, an Audit Committee, a Governance & Compliance Committee, a Nominating Committee and a Related Parties Committee. The Compensation Committee, the Audit Committee, the Governance & Compliance Committee, the Nominating Committee and the Related Parties Committee each has the authority to retain such outside advisors as it may determine to be appropriate.

Communications with WebMD Directors

The WebMD Board of Directors encourages WebMD’s security holders to communicate in writing to WebMD’s directors. Security holders may send written communications to the WebMD Board of Directors or to specified individual directors by sending such communications care of the Corporate Secretary’s Office, WebMD Health Corp., 111 Eighth Avenue, New York, New York 10011. Such communications will be reviewed by WebMD’s Legal Department and, depending on the content, will be:

•	forwarded to the addressees or distributed at the next scheduled Board meeting; or

•	if they relate to financial or accounting matters, forwarded to the Audit Committee or discussed at the next scheduled Audit Committee meeting; or

•	if they relate to the recommendation of the nomination of an individual, forwarded to the Nominating Committee or discussed at the next scheduled Nominating Committee meeting; or

•	if they relate to the operations of WebMD, forwarded to the appropriate officers of WebMD, and the response or other handling reported to the Board at the next scheduled Board meeting.

Committees of the WebMD Board of Directors

This section describes the roles of the Committees of the Board of Directors of WebMD in the corporate governance of WebMD. With respect to certain committees, including the Audit Committee, the Compensation Committee and the Nominating Committee, a portion of their responsibilities are specified by SEC rules and Nasdaq listing standards. These Committees work with their counterparts at HLTH where their responsibilities overlap or where they otherwise believe it is appropriate to do so. To assist in that coordination of responsibilities, the Chairpersons of WebMD’s Audit Committee, Compensation Committee, Governance & Compliance Committee and Nominating Committee are the same persons who hold those positions on those committees of the HLTH Board.

Executive Committee.  The Executive Committee, which did not meet during 2008, is currently comprised of Messrs. Dimick, Gattinella, Manning and Wygod. The Executive Committee has the power to exercise, to the fullest extent permitted by law, the powers of the entire Board.

Audit Committee.  The Audit Committee, which met nine times during 2008, is currently comprised of Messrs. Dimick, Manning and Trotman; Mr. Manning is its Chairman. Each of the members of the Audit Committee meets the standards of independence applicable to audit committee members under applicable SEC rules and Nasdaq Global Select Market listing standards and is financially literate, as required under applicable Nasdaq Global Select Market listing standards. In addition, the Governance & Compliance Committee of the Board of Directors of WebMD has determined that Messrs. Dimick and Manning qualify as “audit committee financial experts,” as that term is used in applicable SEC regulations implementing Section 407 of the Sarbanes-Oxley Act of 2002. The determination with respect to Mr. Dimick was based on his training and experience as a certified public accountant, including as a partner of a major accounting firm, and based on his service as a senior executive and chief financial officer of a public company. The determination with respect to Mr. Manning was based on his training and experience as a certified public accountant, including as a partner of a major accounting firm, and based on his service as a senior executive and chief financial officer of public companies.

The Audit Committee operates under a written charter adopted by the WebMD Board of Directors, which sets forth the responsibilities and powers delegated by the WebMD Board to the Audit Committee. A copy of that Charter, as amended through July 26, 2007, was included as Annex A to the Proxy Statement for WebMD’s 2007 Annual Meeting.

Compensation Committee.  The Compensation Committee, which met seven times during 2008, is currently comprised of Dr. Adler, Dr. Moossa and Mr. Trotman; Dr. Adler is its Chairman. Each of these directors is a non-employee director within the meaning of the rules promulgated under Section 16 of the Securities Exchange Act, an outside director within the meaning of Section 162(m) of the Code, and an independent director under applicable Nasdaq Global Select Market listing standards. The responsibilities delegated by the WebMD Board to the Compensation Committee include:

•	oversight of WebMD’s executive compensation program and WebMD’s incentive and equity compensation plans;

•	determination of compensation levels for and grants of incentive and equity-based awards to WebMD’s executive officers and the terms of any employment agreements with them;

•	determination of compensation levels for non-employee directors; and

•	review of and making recommendations regarding other matters relating to WebMD’s compensation practices.

The Compensation Committee operates under a written charter adopted by the WebMD Board, which sets forth the responsibilities and powers delegated by the WebMD Board to the Compensation Committee. A copy of that Charter, as amended through July 26, 2007, was included as Annex B to the Proxy Statement for WebMD’s 2007 Annual Meeting. For additional information regarding WebMD’s Compensation Committee and its oversight of executive compensation, see “WebMD Executive Compensation — Compensation Discussion and Analysis” below.

Nominating Committee.  The Nominating Committee, which met once during 2008, is currently comprised of Dr. Moossa and Messrs. Dimick and Trotman; Mr. Dimick is its Chairman. Each of these directors is an independent director under applicable Nasdaq Global Select Market listing standards. The responsibilities delegated by the WebMD Board to the Nominating Committee include:

•	identifying individuals qualified to become WebMD Board members;

•	recommending to the WebMD Board the director nominees for each Annual Meeting of Stockholders; and

•	recommending to the WebMD Board candidates for filling vacancies that may occur between Annual Meetings.

The Nominating Committee operates pursuant to a written charter adopted by the WebMD Board, which sets forth the responsibilities and powers delegated by the WebMD Board to the Nominating Committee. A copy of that Charter, as amended through July 26, 2007, was included as Annex C to the Proxy Statement for WebMD’s 2007 Annual Meeting. The Nominating Committee has not adopted specific objective requirements for service on the WebMD Board. Instead, the Nominating Committee intends to consider various factors in determining whether to recommend to the WebMD Board potential new Board members, or the continued service of existing members, including:

•	the amount and type of the potential nominee’s managerial and policy-making experience in complex organizations and whether any such experience is particularly relevant to WebMD;

•	any specialized skills or experience that the potential nominee has and whether such skills or experience are particularly relevant to WebMD;

•	in the case of non-employee directors, whether the potential nominee has sufficient time to devote to service on the WebMD Board and the nature of any conflicts of interest or potential conflicts of interest arising from the nominee’s existing relationships;

•	in the case of non-employee directors, whether the nominee would be an independent director and would be considered a “financial expert” or to have “financial sophistication” under applicable SEC rules and the listing standards of The Nasdaq Global Select Market;

•	in the case of potential new members, whether the nominee assists in achieving a mix of WebMD Board members that represents a diversity of background and experience, including with respect to age, gender, race, areas of expertise and skills; and

•	in the case of existing members, the nominee’s contributions as a member of the WebMD Board during his or her prior service.

The Nominating Committee will consider candidates recommended by stockholders in the same manner as described above. Any such recommendation should be sent in writing to the Nominating Committee, care of Secretary, WebMD Health Corp., 111 Eighth Avenue, New York, NY 10011. To facilitate consideration by the Nominating Committee, the recommendation should be accompanied by a full statement of the qualifications of the recommended nominee, the consent of the recommended nominee to serve as a director of WebMD if nominated and to be identified in WebMD’s proxy materials and the consent of the recommending stockholder to be named in WebMD’s proxy materials. The recommendation and related materials will be provided to the Nominating Committee for consideration at its next regular meeting.

Governance & Compliance Committee.  The Governance & Compliance Committee, which met three times during 2008, is currently comprised of Dr. Adler and Messrs. Dimick and Manning; Mr. Dimick is its Chairman. The responsibilities delegated by the WebMD Board to the Governance & Compliance Committee include:

•	evaluating and making recommendations to the WebMD Board regarding matters relating to the governance of WebMD;

•	assisting the WebMD Board in coordinating the activities of the WebMD Board’s other standing committees, including with respect to WebMD’s compliance programs and providing additional oversight of those compliance programs; and

•	providing oversight of senior executive recruitment and management development.

As part of its responsibilities relating to corporate governance, the Governance & Compliance Committee will evaluate and make recommendations to the WebMD Board regarding any proposal for which a stockholder has provided required notice that such stockholder intends to make at an Annual Meeting, including recommendations regarding the WebMD Board’s response and regarding whether to include such proposal in WebMD’s proxy statement.

The Governance & Compliance Committee operates pursuant to a written charter adopted by the WebMD Board. A copy of that Charter, as amended through July 26, 2007, was included as Annex D to the Proxy Statement for WebMD’s 2007 Annual Meeting. Pursuant to that Charter, the membership of the Governance & Compliance Committee consists of the Chairpersons of the Nominating, Audit and Compensation Committees of the WebMD Board and the Chairperson of the Nominating Committee serves as the Chairperson of the Governance & Compliance Committee, unless otherwise determined by the Governance & Compliance Committee.

Related Parties Committee.  The Related Parties Committee, which met once during 2008, is currently comprised of Dr. Moossa and Messrs. Keller and Trotman; Mr. Trotman is its Chairman. Each of the members of the Related Parties Committee is an independent director and none of its members serves as a director of HLTH. The responsibilities delegated by the WebMD Board to the Related Parties Committee include:

•	oversight of transactions between WebMD and HLTH; and

•	oversight of other matters in which the interests of WebMD and HLTH conflict or may potentially conflict.

As described below under “— Other Committees,” the WebMD Board formed a special committee with authority and responsibilities relating to the Proposed 2008 Merger and a special committee with authority and responsibilities relating to the merger of HLTH and WebMD that is the subject of WebMD Proposal 1 above.

Other Committees.  From time to time, the WebMD Board forms additional committees to make specific determinations or to provide oversight of specific matters or initiatives. For example:

•	Special Committee with Respect to Proposed 2008 Merger. Messrs. Stanley S. Trotman, Jr. and Jerome C. Keller (two non-management members of the WebMD Board who do not serve on HLTH’s Board of Directors) were members of the 2008 Special Committee formed in October 2007 to evaluate the HLTH Merger and negotiate with HLTH regarding its terms. Following the termination of the HLTH Merger in October 2008, the 2008 Special Committee was disbanded.

•	2009 Special Committee. Messrs. Stanley S. Trotman, Jr. and Jerome C. Keller were members of a special committee formed in May 2009 to evaluate the merger of HLTH and WebMD that is the subject of WebMD Proposal 1 above and to negotiate with HLTH regarding its terms.

•	Strategic Planning Committee. Dr. Adler and Messrs. Dimick, Keller, Manning Trotman and Wygod are members of a Strategic Planning Committee of the Board, which was formed in May 2008 and meets informally between regularly scheduled Board meetings regarding strategic planning and related matters.

•	Stock Repurchase Committee. Messrs. Keller and Trotman are members of a committee of the Board, formed in December 2008, that is authorized to make determinations relating to repurchases of WebMD Class A Common Stock.

Code of Conduct

A copy of the joint HLTH and WebMD Code of Business Conduct, as amended, is filed as Exhibit 14.1 to WebMD’s Annual Report on Form 10-K for the year ended December 31, 2008, as amended. The Code of Business Conduct applies to all directors and employees of HLTH and its subsidiaries, including WebMD. Any waiver of applicable requirements in the Code of Business Conduct that is granted to any of WebMD’s directors, to WebMD’s principal executive officer, to any of WebMD’s senior financial officers (including WebMD’s principal financial officer, principal accounting officer or controller) or to any other person who is an executive officer of WebMD requires the approval of the WebMD Audit Committee and waivers will be disclosed on WebMD’s corporate Web site, www.wbmd.com, in the “Investor Relations” section, or in a Current Report on Form 8-K.

WEBMD NON-EMPLOYEE DIRECTOR COMPENSATION

Introduction

This section describes the compensation paid by WebMD during 2008 to the members of its Board of Directors who are not also WebMD or HLTH employees. We refer to these individuals as WebMD Non-Employee Directors. The Compensation Committee of the WebMD Board is authorized to determine the compensation of the WebMD Non-Employee Directors. As described below, WebMD paid three types of compensation to WebMD Non-Employee Directors in 2008 for their Board and Board Committee service:

•	annual fees for service on the WebMD Board and its standing committees, paid in the form of shares of WebMD Class A Common Stock;

•	grants of non-qualified options to purchase WebMD Class A Common Stock; and

•	cash fees for service on the Strategic Planning Committee of the WebMD Board.

None of the WebMD Non-Employee Directors received any other compensation from WebMD during 2008 and none of them provided any services to WebMD during 2008, except their service as a director. WebMD does not offer any deferred compensation plans or retirement plans to WebMD Non-Employee Directors.

2008 Director Compensation Table

This table provides information regarding the value of the compensation of the WebMD Non-Employee Directors for 2008, as calculated in accordance with applicable SEC regulations. This table should be read together with the additional information under the headings “— Annual Fees” and “— Option Grants” below.

(a)	(b)	(c)	(d)	(e)
			Cash Fees for
			Strategic Planning
	Stock Awards	Option Awards	Committee Service	Total
Name	($)(1)	($)(2)(3)	($)(4)	($)

Mark J. Adler, M.D.(5)	57,089	168,184	3,750	229,023
Neil F. Dimick(5)	82,089	168,184	3,750	254,023
Jerry C. Keller	39,589	168,184	3,750	211,523
James V. Manning(5)	74,589	168,184	3,750	246,523
A. R. Moossa, M.D.	59,589	168,184	—	227,773
Stanley S. Trotman, Jr.	84,589	168,184	3,750	256,523

(1)	On September 28, 2008 (the anniversary of WebMD’s 2005 initial public offering), WebMD issued shares of WebMD Class A Common Stock to the WebMD Non-Employee Directors in payment of annual fees for service on the WebMD Board and its standing committees. These shares are not subject to vesting requirements or forfeiture. For each WebMD Non-Employee Director, the number of shares to be issued was determined by dividing the aggregate dollar amount of the fees payable to such WebMD Non-Employee Director (see “— Annual Fees” below) by $32.75 (the closing price of WebMD Class A Common Stock on the Nasdaq Global Select Market on September 26, 2008, the last trading day prior to the anniversary of WebMD’s initial public offering on September 28, 2008, which fell on a Sunday), with cash paid in lieu of issuing fractional shares. Dr. Adler received 1,450 shares of WebMD Class A Common Stock; Mr. Dimick received 2,213 shares; Mr. Keller received 916 shares; Mr. Manning received 1,984 shares; Dr. Moossa received 1,526 shares; and Mr. Trotman received 2,290 shares. In addition, this column includes $9,589 for each individual, which reflects the aggregate dollar amounts recognized by WebMD in 2008 for income statement reporting purposes under SFAS 123R (based on the methodology and assumptions referred to in Footnote 2 below), for grants of WebMD Restricted Stock made to these directors at the time of WebMD’s initial public offering. That amount reflects WebMD’s accounting expense for these WebMD Restricted Stock awards, not amounts realized by the WebMD Non-Employee Directors. The actual amounts, if any, ultimately realized by the WebMD Non-Employee Directors from WebMD Restricted Stock will depend on the price of WebMD Class A Common Stock at the time the WebMD Restricted Stock vests.

(2)	The amounts reported in Column (c) above reflect the aggregate dollar amounts recognized by WebMD in 2008 for stock option awards for income statement reporting purposes under SFAS 123R, (disregarding any estimate of forfeitures related to service-based vesting conditions). See Note 13 (Stock-Based Compensation Plans) to the WebMD Consolidated Financial Statements included in Annex C-1 to this joint proxy statement/prospectus for an explanation of the methodology and assumptions used in determining the fair value of stock option awards granted. The amounts reported in Column (c) reflect WebMD’s accounting expense for these stock option awards, not amounts realized by WebMD Non-Employee Directors. The actual amounts, if any, ultimately realized by WebMD Non-Employee Directors from WebMD stock options will depend on the price of WebMD Class A Common Stock at the time they exercise vested stock options.

(3)	Under WebMD’s Amended and Restated 2005 Long-Term Incentive Plan (which we refer to as the WebMD 2005 Plan), each WebMD Non-Employee Director automatically receives a non-qualified option to purchase 13,200 shares of WebMD Class A Common Stock on each January 1, with an exercise price equal to the closing price on the last trading date of the prior year. In addition, each WebMD Non-Employee Director received, pursuant to a discretionary grant made on December 10, 2008, a non-qualified option to purchase 13,200 shares of WebMD Class A Common Stock. The grants made on January 1, 2008 each had an exercise price of $41.07 per share and a total grant date fair value equal to $183,939 and the grants made on December 10, 2008 each had an exercise price of $23.61 and a total grant date fair value equal to $133,440 (the fair value, in each case, being based on the methodology and assumptions referred to in Footnote 2 above). The vesting schedule for all such grants is 25% of the original amount granted on each of the first, second, third and fourth anniversaries of the date of grant. The following lists the total number of shares of WebMD Class A Common Stock subject to outstanding unexercised option awards held by each WebMD Non-Employee Director as of December 31, 2008 and the weighted average exercise price of those options:

	Number of Shares Subject	Weighted Average
Name	to Outstanding Options	Exercise Price

Mark J. Adler, M.D.	66,000	$30.25
Neil F. Dimick	66,000	$30.25
Jerry C. Keller	66,000	$30.25
James V. Manning	66,000	$30.25
A.R. Moossa, M.D.	66,000	$30.25
Stanley S. Trotman, Jr.	66,000	$30.25

See “— Option Grants” below for additional information. In addition, each of WebMD’s Non-Employee Directors held 1,100 shares of unvested WebMD Restricted Stock that were granted in September 2005 at the time of WebMD’s initial public offering.

(4)	The amounts in Column (d) reflect fees for service on the Strategic Planning Committee. See “WebMD Corporate Governance — Committees of the WebMD Board of Directors — Other Committees — Strategic Planning Committee” above. In addition, each WebMD Non-Employee Directors held 1,100 shares of unvested WebMD Restricted Stock that were granted in September 2005 at the time of WebMD’s initial public offering.

(5)	These three WebMD Non-Employee Directors are also non-employee directors of HLTH, for which they received compensation from HLTH. For information regarding the compensation they received from HLTH, see below under “— Compensation for Service on HLTH Board.”

Annual Fees

Overview.  For each of the WebMD Non-Employee Directors, the amount set forth in Column (b) of the 2008 Director Compensation Table represents the sum of the value of shares issued to pay the following amounts, each of which is described below:

•	an annual retainer for service on the WebMD Board;

•	annual fees for service on standing Committees of the WebMD Board; and

•	annual fees, if any, for serving as Chairperson of standing Committees of the WebMD Board.

WebMD Non-Employee Directors do not receive per-meeting fees but are reimbursed for out-of-pocket expenses they incur in connection with attending Board and Board Committee meetings and WebMD Annual Meetings.

Board Service.  Each WebMD Non-Employee Director receives an annual retainer of $30,000 for service on the WebMD Board, payable in WebMD Class A Common Stock.

Service on Standing Committees.  WebMD pays annual fees for service on some of the standing committees of the WebMD Board, as well as an additional fee to the Chairperson of each of those Committees, in the following amounts, payable in WebMD Class A Common Stock:

Type of Service	Annual Fee

Membership on Audit Committee (Messrs. Dimick, Manning and Trotman)	$15,000
Membership on Compensation Committee (Dr. Adler, Dr. Moossa and Mr. Trotman) or Nominating Committee (Messrs. Dimick and Trotman and Dr. Moossa)	$5,000
Membership on Governance & Compliance Committee (Dr. Adler and Messrs. Dimick and Manning) or Related Parties Committee (Dr. Moossa and Messrs. Keller and Trotman)	$10,000
Chairperson of Compensation Committee (Dr. Adler) or Nominating Committee (Mr. Dimick)	$2,500
Chairperson of Audit Committee (Mr. Manning), Governance & Compliance Committee (Mr. Dimick) or Related Parties Committee (Mr. Trotman)	$10,000

The amounts of the fees payable to WebMD Non-Employee Directors for service on the WebMD Board and its standing Committees are determined by the Compensation Committee and may be changed by it from time to time. The Compensation Committee also has discretion to determine whether such compensation is paid in cash, in WebMD Class A Common Stock or some other form of compensation.

Service on Other Committees.  WebMD Non-Employee Directors may also receive additional fees for service on committees established by the WebMD Board for specific purposes. Those fees will generally be paid in cash on a quarterly basis for the period that the committee exists and may be set by the Board, the Compensation Committee or the committee itself. The fees paid to WebMD Non-Employee Directors who are members of the Strategic Planning Committee of the Board for their service on that committee in 2008 are listed in column (d) of the 2008 Director Compensation Table above. WebMD Non-Employee Directors who serve on this committee will continue to receive compensation for that service. The current quarterly payment for such service is $1,500, which was set by the Compensation Committee of the WebMD Board.

Option Grants

Annual Stock Option Grants.  On January 1 of each year, each WebMD Non-Employee Director receives a non-qualified option to purchase 13,200 shares of WebMD Class A Common Stock pursuant to automatic annual grants of stock options under the WebMD 2005 Plan. The annual stock option awards are granted with a per-share exercise price equal to the fair market value of a share of WebMD Class A Common Stock on the grant date. For these purposes, and in accordance with the terms of the WebMD 2005 Plan and WebMD’s equity award grant practices, the fair market value is equal to the closing price of a share of WebMD Class A Common Stock on the Nasdaq Global Select Market on the last trading day of the prior year. The vesting schedule for each automatic annual grant is as follows: 25% of the underlying shares on each of the first through fourth anniversaries of the date of grant (full vesting on the fourth anniversary of the date of the grant). Each WebMD Non-Employee Director received automatic annual grants of options to purchase 13,200 shares of WebMD Class A Common Stock on January 1, 2009 (with an exercise price of $23.59 per share) and January 1, 2008 (with an exercise price of $41.07 per share). The options granted to WebMD Non-Employee Directors do not include any dividend or dividend equivalent rights. Each such option will expire, to the extent not previously exercised, ten years after the date of grant or earlier if their service as a director ends (generally three years from the date such service ends).

Under the WebMD 2005 Plan, outstanding unvested options held by WebMD Non-Employee Directors vest and become fully exercisable: (a) upon the WebMD Non-Employee Director’s death or termination of service as a result of disability; and (b) upon a “Change in Control” of WebMD. Those options, and any others that had previously vested, will then continue to be exercisable or lapse in accordance with the other provisions of the WebMD 2005 Plan and the award agreement. For purposes of the WebMD 2005 Plan, a Change in Control generally includes (i) a change in the majority of the Board of Directors of WebMD without the consent of the incumbent directors, (ii) any person or entity becoming the beneficial owner of 50% or more of the voting shares of WebMD, (iii) consummation of a reorganization, merger or similar transaction as a result of which WebMD’s stockholders prior to the consummation of the transaction no longer represent 50% of the voting power; and (iv) consummation of a sale of all or substantially all of WebMD’s assets; provided that no public offering nor any split-off, spin-off, stock dividend or similar transaction as a result of which the voting securities of WebMD are distributed to HLTH’s stockholders will constitute a Change in Control of WebMD. The merger will not constitute a Change in Control under the WebMD 2005 Plan.

Discretionary Grants.  WebMD Non-Employee Directors may receive grants of stock options under the WebMD 2005 Plan at the discretion of the WebMD Compensation Committee. On December 10, 2008, each WebMD Non-Employee Director received a non-qualified option to purchase 13,200 shares of WebMD Class A Common Stock. The grants had an exercise price of $23.61 per share and the same vesting schedule and other terms as described above with respect to the annual grants to WebMD Non-Employee Directors. There had been no prior discretionary grants of options to WebMD Non-Employee Directors since WebMD’s initial public offering in September 2005.

Compensation for Service on HLTH Board

Dr. Adler and Messrs. Dimick and Manning serve as non-employee directors of HLTH and receive compensation from HLTH for their service. The Compensation Committee of the HLTH Board is authorized to determine the compensation of HLTH’s non-employee directors. The WebMD directors serving on the HLTH Board received two types of compensation from HLTH for their HLTH Board and Board Committee service: (1) cash fees and (2) grants of options to purchase HLTH Common Stock. None of HLTH’s non-employee directors received any other compensation from HLTH during 2008 and none of them provided any services to HLTH during 2008, except their service as a director. HLTH does not offer any deferred compensation plans or retirement plans to its non-employee directors.

The following table provides information regarding the value of the compensation from HLTH to the individuals listed for 2008, as calculated in accordance with applicable SEC regulations.

(a)	(b)	(c)	(d)
	Fees Earned or	Option
	Paid in Cash	Awards	Total
Name	($)(1)	($)(2)(3)	($)

Mark J. Adler, M.D.	62,500	61,686	124,186
Neil F. Dimick	57,500	61,686	119,186
James V. Manning	80,000	61,686	141,686

(1)	The dollar amounts of the fees payable for HLTH Board service and for service on standing Committees of the HLTH Board are the same as those applicable to the WebMD Board and its standing Committees (expressed in dollars), as described above. The amounts in Column (b) also include, with respect to Dr. Adler and Mr. Manning, $15,000 for their service in 2008 as members of a special committee of the HLTH Board to oversee matters relating to the investigations described in “Commitments and Contingencies — Legal Proceedings — Department of Justice and SEC Investigations of HLTH” in Note 11 to the WebMD Consolidated Financial Statements included in Annex C-1 to this joint proxy statement/prospectus.

(2)	The amounts reported in Column (c) above reflect the aggregate dollar amounts recognized by HLTH in 2008 for stock option awards for income statement reporting purposes under SFAS 123R (disregarding any estimate of forfeitures related to service-based vesting conditions). See Note 15 (Stock-Based Compensation Plans) to the HLTH Consolidated Financial Statements included in Annex B-1 to this joint proxy statement/prospectus for an explanation of the methodology and assumptions used in determining the fair value of stock option awards granted. The amounts reported in Column (c) reflect HLTH’s accounting expense for these stock option awards, not amounts realized by the individuals listed in the table. The actual amounts, if any, ultimately realized by these individuals from HLTH stock options will depend on the price of HLTH Common Stock at the time they exercise vested stock options.

(3)	Under HLTH’s 2000 Long-Term Incentive Plan (which we refer to as the HLTH 2000 Plan), each non-employee director of HLTH automatically receives, on each January 1, a non-qualified option to purchase 20,000 shares of HLTH Common Stock with an exercise price equal to the closing price on the last trading date of the prior year. In addition, each non-employee director of HLTH received, pursuant to a discretionary grant made on December 10, 2008, a non-qualified option to purchase 20,000 shares of HLTH Common Stock. The grants made on January 1, 2008 each had an exercise price of $13.40 per share and a total grant date fair value equal to $78,398 and the grants made on December 10, 2008 each had an exercise price of $9.46 per share and a total grant date fair value equal to $56,872 (the fair value, in each case, being based on the methodology and assumptions referred to in Footnote 2 above). The vesting schedule for all such grants is as follows: 1/4 of the grant on the first anniversary of the date of grant and 1/48 of the grant on a monthly basis over the next three years (full vesting on the fourth anniversary of the date of grant). The following lists the total number of shares of HLTH Common Stock subject to outstanding unexercised option awards held by the listed individuals as of December 31, 2008 and the weighted average exercise price of those options:

	Number of Shares Subject	Weighted Average
Name	to Outstanding Options	Exercise Price

Mark J. Adler, M.D.	276,000	$10.35
Neil F. Dimick	97,916	$10.48
James V. Manning	288,000	$9.24

WEBMD EXECUTIVE COMPENSATION

Overview

This section contains information regarding WebMD’s compensation programs and policies and, in particular, their application to a specific group of individuals that we refer to as the WebMD Named Executive Officers. Under applicable SEC rules, the WebMD Named Executive Officers for this joint proxy statement/prospectus consist of its Chief Executive Officer, its Chief Financial Officer and the three other executive officers of WebMD who received the most compensation for 2008. This section is organized as follows:

•	2008 Report of the WebMD Compensation Committee. This section contains a report of the Compensation Committee of the WebMD Board of Directors regarding the “— Compensation Discussion and Analysis” section described below. The material in the 2008 Report of the WebMD Compensation Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this joint proxy statement/prospectus into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that WebMD specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

•	Compensation Committee Interlocks and Insider Participation. This section contains information regarding certain types of relationships involving members of the WebMD Compensation Committee.

•	Compensation Discussion and Analysis. This section contains a description of the specific types of compensation that WebMD pays, a discussion of WebMD’s compensation policies, information regarding how those policies were applied to the compensation of the WebMD Named Executive Officers for 2008 and other information that we believe may be useful to investors regarding compensation of the WebMD Named Executive Officers and other employees.

•	Executive Compensation Tables. This section provides information, in tabular formats specified in applicable SEC rules, regarding the amounts or value of various types of compensation paid to the WebMD Named Executive Officers and related information.

•	Potential Payments and Other Benefits Upon Termination or Change in Control. This section provides information regarding amounts that could become payable to the WebMD Named Executive Officers following specified events.

•	Employment Agreements with the WebMD Named Executive Officers. This section contains summaries of the employment agreements between the WebMD Named Executive Officers and WebMD, HLTH or their subsidiaries. We refer to these summaries in various other places in this WebMD Executive Compensation section.

The parts of this section described above are intended to be read together and each provides information not included in the others. In addition, for background information regarding the Compensation Committee of the WebMD Board of Directors and its responsibilities, please see “WebMD Corporate Governance — Committees of the Board of Directors — Compensation Committee” above.

2008 Report of the WebMD Compensation Committee

The Compensation Committee of the WebMD Board of Directors provides oversight of WebMD’s compensation programs and makes specific decisions regarding compensation of the WebMD Named Executive Officers and WebMD’s other executive officers. The Compensation Discussion and Analysis section below contains a discussion of WebMD’s executive compensation programs and policies and their application by the WebMD Compensation Committee in 2008 to the WebMD Named Executive Officers. The WebMD Compensation Committee has reviewed and discussed with management the disclosures contained in that Compensation Discussion and Analysis. Based upon this review and our discussions, the WebMD

Compensation Committee has recommended to the WebMD Board of Directors that the Compensation Discussion and Analysis section be included in this joint proxy statement/prospectus.

Mark J. Adler, M.D. (Chairperson)
A. R. Moossa, M.D.
Stanley S. Trotman, Jr.

Compensation Committee Interlocks and Insider Participation

Each of the WebMD Compensation Committee members whose name appears under the Compensation Committee Report was a Committee member for all of 2008. No current member of the WebMD Compensation Committee is a current or former executive officer or employee of WebMD or had any relationships in 2008 requiring disclosure by WebMD under the SEC’s rules requiring disclosure of certain relationships and related-party transactions.

None of WebMD’s executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of the Compensation Committee of the WebMD Board or the Compensation Committee of the HLTH Board during 2008.

Compensation Discussion and Analysis

This section contains a description of the specific types of compensation WebMD pays, a discussion of WebMD’s compensation policies, information regarding how the compensation of the WebMD Named Executive Officers for 2008 was determined under those policies and other information that we believe may be useful to investors regarding compensation of the WebMD Named Executive Officers and other employees.

Overview of Types of Compensation Used by WebMD.  The compensation of the WebMD Named Executive Officers consists primarily of the following:

•	cash salary;

•	an annual cash bonus, the amount of which was determined, for 2008, by the WebMD Compensation Committee in its discretion (or, with respect to Messrs. Wygod and Funston, by the HLTH Compensation Committee);

•	grants of options to purchase shares of WebMD Class A Common Stock, subject to vesting based on continued employment, with an exercise price that is equal to the fair market value of WebMD Class A Common Stock on the grant date (and, in some cases, options to purchase shares of HLTH Common Stock, with an exercise price that is equal to the fair market value of HLTH Common Stock on the grant date); and

•	grants of shares of WebMD Restricted Stock, subject to vesting based on continued employment (and, in some cases, grants of shares of HLTH Restricted Stock, subject to vesting based on continued employment).

In addition, the WebMD Compensation Committee may authorize payment of special bonuses to provide recognition for specific accomplishments or at the time of a promotion, if determined by the WebMD Compensation Committee to be appropriate and in amounts determined by the WebMD Compensation Committee in its discretion.

A discussion of each of the above types of compensation used in 2008 follows under the heading “— Use of Specific Types of Compensation in 2008.” The compensation of WebMD’s other executives generally consists of the same types, with the specific amounts determined by WebMD’s Chief Executive Officer and other members of its senior management.

In determining the forms of compensation to be used by WebMD, the WebMD Compensation Committee considers various factors, including the effectiveness of the incentives provided, tax and accounting considerations, the compensation practices of other companies and the expectations of WebMD’s employees and investors. In addition, the WebMD Compensation Committee believes that it is important that compensation be understood by the employees who receive it and by WebMD’s investors. The WebMD Compensation Committee believes that WebMD’s compensation programs, including the types of stock options and restricted stock that WebMD uses, are effective forms of compensation and well understood. WebMD has not offered any deferred compensation plans to its executive officers or to its other employees. WebMD has also not offered any retirement plans to its executive officers, other than the HLTH 401(k) Plan, which is generally available to WebMD’s employees. Subject to the terms of the HLTH 401(k) Plan, HLTH matches, in cash, 25% of amounts contributed to that Plan by each Plan participant, up to 6% of eligible pay. The matching contribution made by HLTH is subject to vesting, based on continued employment, with 50% scheduled to vest on each of the first and second anniversaries of an employee’s date of hire (with employees vesting immediately in any matching contribution made after the second anniversary). WebMD reimburses HLTH for payments it makes under the HLTH 401(k) Plan with respect to WebMD employees. Messrs. Funston and Gattinella and Dr. Pence are the WebMD Named Executive Officers who chose to participate in the HLTH 401(k) Plan in 2008.

The compensation of Messrs. Funston and Wygod is paid by HLTH and determined by the HLTH Compensation Committee, other than any awards of WebMD Restricted Stock and options to purchase WebMD Class A Common Stock, which are determined by WebMD’s Compensation Committee.

Discussion of Compensation Policies.  The WebMD Compensation Committee’s guiding philosophy is to establish a compensation program that is:

•	Competitive with the market in order to help attract, motivate and retain highly qualified managers and executives. WebMD seeks to attract and retain talent by offering competitive base salaries, annual incentive opportunities, and the potential for long-term rewards through equity-based awards, such as stock options and restricted stock. WebMD has, in the past, granted and may continue to grant equity-based awards to a large portion of WebMD’s employees, not just its executives. Those awards have been primarily in the form of non-qualified options to purchase WebMD Class A Common Stock.

•	Performance-based to link executive pay to company performance over the short term and long term and to facilitate shareholder value creation. It is WebMD’s practice to provide compensation opportunities in addition to base salary that are linked to WebMD’s performance and the individual’s performance. Achievement of short-term goals is rewarded through annual cash bonuses, while achievement of long-term objectives is encouraged through nonqualified stock option grants and restricted stock awards that are subject to vesting over periods generally ranging from three to four years. Through annual and long-term incentives, a major portion of the total potential compensation of WebMD’s executive officers (and other members of senior management) is placed at risk in order to motivate them to improve the performance of WebMD’s businesses and to increase the value of the company.

•	Designed to foster a long-term commitment by management. The WebMD Compensation Committee believes that there is great value to WebMD in having a team of long-tenured, seasoned executives and managers. WebMD’s compensation practices are designed to foster a long-term commitment to WebMD by its management team. The vesting schedules attributable to equity grants are typically 3 to 4 years.

The WebMD Compensation Committee has not retained outside consultants to assist it in implementing these policies or making specific decisions relating to executive compensation. The WebMD Compensation Committee does, from time to time, review general information regarding the compensation practices of other companies, including some that are likely to compete with WebMD for the services of its executives and employees and that information is a factor used by the WebMD Compensation Committee in its decisions and in its general oversight of compensation practices at WebMD. However, the WebMD Compensation Committee does not use that information to generate specific compensation amounts or targets and does not seek to create an objective standard for WebMD compensation based on what other companies have done. Instead, in each compensation decision, the WebMD Compensation Committee exercises its business judgment regarding the appropriateness of types and amounts of compensation in light of the value to WebMD of specific individuals. With respect to 2008 compensation, the WebMD and HLTH Compensation Committees took into account recommendations made by Martin J. Wygod, the Chairman of the Boards of WebMD and HLTH and Acting Chief Executive Officer of HLTH and, with respect to compensation paid by WebMD, by

Wayne T. Gattinella, Chief Executive Officer of WebMD, the Chief Executive Officer of WebMD with respect to determinations of the types and amounts of compensation to be paid to the other executive officers and also discussed with Messrs. Wygod and Gattinella the types and amounts such individuals believed would be appropriate to pay each of them in light of the amounts being recommended for, and paid to, the other WebMD executive officers. The key compensation decisions for 2008 for which Messrs. Wygod and Gattinella provided input to the Compensation Committees relating to WebMD’s executive officers (including themselves) were:

•	the amounts of the annual bonuses for 2008 (and, with respect to Messrs. Gattinella and Vuolo and Dr. Pence, the amounts contributed to the Supplemental Bonus Plan) that were approved by the Compensation Committees in February 2009, as more fully described below under “— Use of Specific Types of Compensation in 2008 — Bonuses Paid by WebMD to its Named Executive Officers” and “— Supplemental Bonus Plan (SBP)” and “— Bonus Paid by HLTH to the WebMD Named Executive Officers”; and

•	the size and terms of the equity grants that were approved by the Compensation Committees in December 2008, as more fully described below under “— Use of Specific Types of Compensation in 2008 — Equity Compensation”.

In connection with the above, Mr. Wygod and, with respect to compensation paid by WebMD, Mr. Gattinella, provided their views to the Compensation Committees regarding key accomplishments of the executive management team for 2008 and the contribution made by individual executive officers to those accomplishments, including the individuals’ respective roles in connection with the transactions described above under “HLTH Executive Compensation — Compensation Discussion and Analysis — Key Corporate Transactions Affecting Compensation Decisions for 2008” and other background information relevant to the performance of the individual executive officers, as described under “— Application of Compensation Policies to Individual Named Executive Officers” below and “HLTH Executive Compensation — Compensation Discussion and Analysis — Application of Compensation Policies to Individual Named Executive Officers” above. In addition, Messrs. Wygod and Gattinella have discussions, from time to time, with the Compensation Committees and the full Boards of Directors regarding compensation policies generally, compensation planning and other compensation matters unrelated to specific compensation decisions and give their views on these matters to the members of the Committees and of the full Boards. The Compensation Committees seek the input from Messrs. Wygod and Gattinella described above because they believe that understanding management’s views regarding its own performance helps the Compensation Committees apply the compensation policies discussed earlier in this section to specific compensation decisions. However, all the decisions regarding the compensation paid to executive officers of HLTH and WebMD for 2008 were made by the Compensation Committees of HLTH and WebMD.

WebMD’s senior management generally applies a similar philosophy and similar policies to determine the compensation of officers and managers who are not executive officers and reports to the WebMD Compensation Committee regarding these matters.

The WebMD Compensation Committee and the HLTH Compensation Committee coordinate their decision-making to the extent they believe appropriate, including by having Mark J. Adler, M.D. serve as Chairman of both Compensation Committees and by having many of the meetings of the Compensation Committees be joint meetings that include discussion of compensation at both WebMD and HLTH. That coordination began when WebMD first became a public company in 2005, at a time when the compensation of WebMD’s executive officers had, historically, been determined by, or under the oversight of, the HLTH Compensation Committee and one goal of that coordination was to facilitate continuity in decision-making. The reasons for continued coordination of the decision-making of the two Compensation Committees has been to have the executive compensation philosophies and practices at HLTH and at WebMD (companies that share some of their executive officers) be generally consistent with each other, except to the extent the Compensation Committees choose to maintain or implement specific differences that they believe to be appropriate. Notwithstanding these efforts to coordinate the work of the two Compensation Committees, the HLTH Compensation Committee is responsible for making specific determinations regarding executive compensation paid by HLTH, and the WebMD Compensation Committee is responsible for making specific determinations regarding executive compensation paid by WebMD. In addition to Dr. Adler, the members of the HLTH Compensation Committee are: Herman Sarkowsky and Joseph E. Smith. Biographical information regarding them can be found under the heading “HLTH Directors and Executive Officers” above.

Use of Specific Types of Compensation in 2008

Base Salary.  The WebMD Compensation Committee (or, in the case of Messrs. Funston and Wygod, the HLTH Compensation Committee) reviews the base salaries of WebMD’s executive officers from time to time, but expects to make few changes in those salaries except upon a change in position. In 2008, no changes were made to the salaries of any of the WebMD Named Executive Officers. In general, it is the WebMD Compensation Committee’s view that increases in the cash compensation of WebMD’s executive officers should be performance-based and achieved through the bonus-setting process, rather than through an increase in base salary. However, the WebMD Compensation Committee considers various factors when it contemplates an adjustment to base salary, including: company performance, the executive’s individual performance, scope of responsibility and changes in that scope (including as a result of promotions), tenure, prior experience and market practice. WebMD’s senior management considers similar factors in determining whether to make adjustments to salaries of other employees, and such changes are made more frequently.

Bonuses Paid by WebMD to its Named Executive Officers.  WebMD’s executive officers have the opportunity to earn annual cash bonuses. However, the WebMD Named Executive Officers (and its other executive officers) do not participate in a formal annual bonus plan and the WebMD Compensation Committee did not set quantitative performance targets, in advance, for use in determining bonus amounts for executive officers for 2008. After the end of 2008, the WebMD Compensation Committee determined annual cash bonus amounts to be paid by WebMD to its executive officers based on its subjective assessment of the performance of WebMD in 2008, taking into consideration its views regarding the extent to which financial and operational goals discussed by management and the WebMD Board at various times during 2008 were achieved. The WebMD Compensation Committee believes that, for WebMD at this time, a flexible annual bonus process is a more appropriate one for motivating WebMD’s executive officers than setting quantitative targets in advance because it allows the WebMD Compensation Committee to consider, in its bonus determinations:

•	goals of any type set by the WebMD Board and communicated to senior management at any point in the year;

•	the effects of acquisitions and dispositions of businesses made during the year; and

•	the effects of unexpected events and changes in WebMD’s businesses during the year.

The WebMD Compensation Committee may, at some point in the future, determine that it will use quantitative targets set in advance in determining executive officer bonuses. In addition, in some years, bonus awards for some of WebMD’s executive officers (particularly newly-hired executive officers) may be dictated by the terms of the executive’s employment agreement, providing for payment of a specified bonus amount or an amount within a specific range with respect to a specific employment period. No such requirements applied with respect to the WebMD Named Executive Officers for 2008.

While the WebMD Compensation Committee does not set quantitative performance targets in advance, it does set individual target bonus opportunities, as a percentage of base salary, for each of the WebMD Named Executive Officers who receive bonuses paid by WebMD. In some cases, these percentages are reflected in an employment agreement approved by the WebMD Compensation Committee. The higher the target percentage of an individual’s salary that the annual bonus opportunity represents, the greater the percentage of total annual cash compensation that is not guaranteed for that individual. Generally, the target percentage (and therefore the percentage of annual compensation that is not guaranteed) increases with the level and scope of responsibility of the executive, as does salary. The target annual bonus opportunities, for 2008, for the three

WebMD Named Executive Officers whose salary and bonuses are paid by WebMD are set forth in the following table:

			Target Annual	Target Annual
		Annual	Bonus	Bonus Amount as
Named Executive Officer	Title	Salary	Opportunity	a Percent of Salary

Wayne T. Gattinella	Chief Executive Officer and President	$560,000	$560,000	100%
Anthony Vuolo	Chief Operating Officer	$450,000	$450,000	100%
William Pence	Executive Vice President & Chief Technology Officer	$375,000	$131,300	35%

However, the WebMD Compensation Committee retained discretion in 2008 regarding the actual annual bonus amounts to be paid, which could be less than, equal to or more than the target bonus opportunity. The following table lists the sum of the annual cash bonuses and the SBP Awards (described further below) for these individuals, and the percentage this sum represented of the target annual bonus opportunity:

		Sum of 2008 Annual		Sum of 2007 Annual
		Bonus and SBP Award		Bonus and SBP Award
Named Executive Officer	Title	Amount	% of Target	Amount	% of Target

Wayne T. Gattinella	Chief Executive Officer and President	$270,000	48%	$270,000	48%
Anthony Vuolo	Chief Operating Officer	$250,000	56%	$250,000	56%
William Pence	Executive Vice	$110,000	84%	$75,000	n/a
	President & Chief
	Technology Officer

For 2007, there were two separate bonus amounts for each of Messrs Gattinella and Vuolo: a cash bonus paid in March 2008 ($135,000 for Mr. Gattinella and $125,000 for Mr. Vuolo) and an award under the Supplemental Bonus Program (SBP) described below ($135,000 for Mr. Gattinella and $125,000 for Mr. Vuolo). Dr. Pence did not receive an SBP Award in March 2008 since he joined WebMD near the end of 2007 and the amount of his 2007 bonuses was set in his employment agreement. For 2008, there were two separate bonus amounts for each of Messrs Gattinella and Vuolo and Dr. Pence: a cash bonus paid in March 2009 ($135,000 for Mr. Gattinella, $125,000 for Mr. Vuolo and $55,000 for Dr. Pence) and an award under the SBP ($135,000 for Mr. Gattinella, $125,000 for Mr. Vuolo and $55,000 for Dr. Pence).

For 2008, the WebMD Compensation Committee primarily considered WebMD’s financial and operational performance in setting annual bonuses for its executive officers, including the three WebMD Named Executive Officers whose bonuses were paid by WebMD. However, the WebMD Compensation Committee did not attempt to tie the amounts of the 2008 annual bonuses for these executive officers to any specific measures and, instead, based its bonus determinations on its subjective view of WebMD’s results and management’s accomplishments. Because WebMD’s financial performance in 2008 did not fully achieve expectations, including publicly disclosed guidance issued by management, but did reflect significant year-over-year growth in a difficult economic environment, the WebMD Compensation Committee set bonus amounts near 50% of target for Messrs. Gattinella and Vuolo, with each of their bonuses being equal to the amount for the prior year. Dr. Pence received a higher percentage of his target bonus because the WebMD Compensation Committee wished to recognize his meeting operational goals relating to improvements to WebMD’s technology platform.

Supplemental Bonus Plan (SBP).  The WebMD Compensation Committee approved the contribution, in March 2008, to a trust (which we refer to Supplemental Bonus Trust) of Supplemental Bonus Plan (SBP) Awards for Messrs. Gattinella and Vuolo and certain other WebMD officers and employees. The amounts of the SBP Awards were determined by the WebMD Compensation Committee in its discretion, and included a $135,000 contribution for Mr. Gattinella and a $125,000 contribution for Mr. Vuolo. In March 2009, the Supplemental Bonus Trust distributed the March 2008 SBP Awards, together with actual net interest earned on the respective amounts, to SBP participants and, at that time, Mr. Gattinella received $136,869 and Mr. Vuolo received $126,730. In order to receive the applicable payment from the Supplemental Bonus Trust, each SBP participant was required to be employed by WebMD on March 1, 2009 (subject to limited exceptions for death, disability, or certain terminations of employment in connection with a sale of a subsidiary, the closing of a business location or certain other position eliminations). In February 2009, the WebMD Compensation Committee approved the contribution in March 2009, to the Supplemental Bonus Trust of SBP Awards, including: a $135,000 contribution for Mr. Gattinella; a $125,000 contribution for Mr. Vuolo; and a $55,000 contribution for Dr. Pence. The Supplemental Bonus Trust will distribute the March 2009 SBP Awards, together with actual net interest earned on the respective amounts, to SBP participants as promptly as practicable following March 1, 2010 (but in no event later than 2 1/2 months following such date); provided, however, that in order to receive such payment, the SBP participants must continue to be employed by WebMD on March 1, 2010 (subject to the limited exceptions described above). Any contributions to the Supplemental Bonus Trust that are forfeited for failure to meet the employment condition by an SBP participant are shared by the remaining SBP participants, except that SBP participants who are executive officers of WebMD are not eligible to receive any portion of such forfeitures. No contributions were made, in either 2008 or 2009, to the Supplemental Bonus Trust by WebMD with respect to either Mr. Funston or Mr. Wygod.

Bonuses Paid by HLTH to the WebMD Named Executive Officers.  The salary and bonuses of two of the WebMD Named Executive Officers, Messrs. Wygod and Funston, were paid by HLTH in 2008 and 2007. In addition, HLTH paid a bonus to Mr. Vuolo in recognition of services he provided to HLTH in 2008 outside of his responsibilities at WebMD. Mr. Vuolo also received bonuses from WebMD, as described above.

The HLTH Compensation Committee takes a similar approach to cash bonuses as the WebMD Compensation Committee, including the belief that, for HLTH at this time, a flexible annual bonus process is a more appropriate one for motivating its executive officers than setting quantitative targets in advance. The HLTH Compensation Committee does set individual target bonus opportunities for its executive officers and the table below sets forth those targets for Messrs. Wygod and Funston:

			Target Annual	Target Annual
		Annual	Bonus	Bonus Amount as
Named Executive Officer	Title	Salary	Opportunity	a Percent of Salary

Martin J. Wygod	Chairman of the Board and Acting CEO of HLTH and Chairman of the Board of WebMD	$975,000	$975,000	100%
Mark D. Funston	Executive Vice President and Chief Financial Officer of HLTH and of WebMD	$375,000	$187,000	50%

The following table lists, for Messrs. Wygod and Funston, the annual cash bonuses paid to them by HLTH with respect to 2008 and 2007, and the percentage these represented of their target bonus opportunities, along with the amount of the bonus paid by HLTH to Mr. Vuolo with respect to 2008:

		2008 Annual Bonus		2007 Annual Bonus
Named Executive Officer	Title	Amount	% of Target	Amount	% of Target

Martin J. Wygod	Chairman of the Board and Acting CEO of HLTH and Chairman of the Board of WebMD	$1,500,000	154%	$520,000	53%
Mark D. Funston	Executive Vice President and Chief Financial Officer of HLTH and of WebMD	$130,000	70%	$100,000	53%
Anthony Vuolo	Chief Operating Officer of WebMD	$250,000	n/a	n/a	n/a

In determining 2008 annual bonuses to be paid by HLTH to its executive officers, the HLTH Compensation Committee did not attempt to tie the amounts of the bonuses to any specific financial or operational measures and, instead, based its bonus determinations on its subjective view of HLTH’s financial and operational performance and of HLTH management’s performance in connection with key strategic transactions during 2008, including:

•	HLTH’s sales of its ViPS business for approximately $223 million (net of expenses and a working capital adjustment) and its 48% ownership interest in Emdeon Business Services for approximately $575 million (net of expenses);

•	the ongoing sale process with respect to HLTH’s Porex business;

•	the terminated merger between HLTH and WebMD (see “Certain Relationships and Related Transactions of WebMD — Transactions with HLTH — Termination Agreement” below); and

•	a cash tender offer completed by HLTH in late November 2008, pursuant to which HLTH repurchased 83,699,922 shares of its Common Stock at a price of $8.80 per share (which represented approximately 45% of the outstanding shares of HLTH Common Stock immediately prior to the tender offer).

For additional information, see “HLTH Executive Compensation — Compensation Discussion and Analysis — Key Corporate Transactions Affecting Compensation Decisions for 2008” above. The HLTH Compensation Committee believed it was appropriate to reward HLTH’s executive officers, as well as Mr. Vuolo, for their efforts, on an individualized basis, in connection with those transactions. In particular, the amount of Mr. Wygod’s bonus reflected his overall involvement in those transactions, including in analysis of alternatives, structuring, negotiations, interfacing with outside advisors, supervision of internal staff, and the making of recommendations to the HLTH Board. In addition, the amount of Mr. Wygod’s bonus reflected recognition of the additional responsibilities he assumed, without any change in salary, as Acting CEO of HLTH beginning in February 2008 when Kevin M. Cameron, HLTH’s Chief Executive Officer, went on medical leave.

For additional information regarding bonuses paid by HLTH, see “HLTH Executive Compensation — Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Bonuses” above.

Equity Compensation.  WebMD uses two types of long-term incentives: non-qualified stock options and restricted stock. Stock options are granted with an exercise price that is equal to the fair market value of WebMD Class A Common Stock on the grant date. Thus, participants in WebMD’s equity plans (including the WebMD Named Executive Officers) will only realize value on their stock options if the price of WebMD Class A Common Stock increases after the grant date. The WebMD Compensation Committee believes that equity compensation, subject to vesting periods of three to four years, encourages employees to focus on the long-term performance of the company. The amount that employees receive from equity awards increases when the price of Class A WebMD Common Stock increases, which rewards employees for increasing shareholder value. The vesting schedules applicable to these equity awards are intended to further promote retention of employees during the vesting period.

The WebMD Compensation Committee does not make equity grants to WebMD’s executive officers on an annual or other pre-determined basis. In determining whether and when to make equity grants, the Compensation Committee considers the history of prior grants made to individual executive officers, their vesting status and the amounts that have been or may be realized by those individuals from those grants. In addition, the WebMD Compensation Committee considers factors similar to those it considers in its decisions relating to cash compensation, as described above, including factors relating to individual and company performance. Finally, the WebMD Compensation Committee typically makes larger grants to the executive officers it believes have the greatest potential to affect the value of WebMD and to improve results for stockholders. Similar considerations apply to grants made to other officers and employees. The HLTH Compensation Committee takes a similar approach with respect to equity grants to HLTH’s executive officers and a similar approach is taken with respect to grants made to other HLTH officers and employees.

In December 2008, the WebMD Compensation Committee approved the making of a broad-based equity grant to most of WebMD’s employees, following an increase in the number of shares available for grant under the WebMD 2005 Plan approved at WebMD’s 2008 Annual Meeting. Similarly, in December 2008, the HLTH Compensation Committee approved the making of a broad-based equity grant to HLTH’s Corporate employees

(and to certain members of Porex’s management, including Mr. Midgette). The respective Compensation Committees also specifically determined the size and terms of the grants to be made to executive officers. The specific grants for the WebMD Named Executive Officers are listed in “— Executive Compensation Tables — Grants of Plan-Based Awards in 2008” below. WebMD had not made any grants to any of its executive officers since the grants made at the time of WebMD’s initial public offering in September 2005, other than the grant to Dr. Pence at the time he joined WebMD in late 2007. Accordingly, most of WebMD’s current executive officers held equity awards that were substantially vested (with one 25% vesting in September 2009 remaining), which reduced the employee retention incentive provided by those awards. The vesting schedule for the December 2008 WebMD equity grants is 25% on March 31 of each of 2010 through 2013. This vesting schedule, which differs from the standard vesting scheduled used by WebMD (25% on the first four anniversaries of grant), was designed so that the initial vesting would be six months after the last vesting of the grants made in connection with WebMD’s initial public offering. HLTH had not made any grants to its executive officers since the fourth quarter of 2006 (with no grant being made to Mr. Gattinella at that time). In making grants of HLTH equity in December 2008, the HLTH Compensation Committee took into consideration the fact that the option grants made in 2006 were out-of-the-money in December 2008, with an exercise price of $11.86 (or, in the case of Mr. Funston, of $11.60). The grants made in December 2008 had an exercise price of $9.46 (the closing price on December 10, 2008, the date of grant), other than the grant to Mr. Wygod, which had an exercise price of $8.49 (the closing price on December 1, 2008, the date of grant). Similarly, in making grants of WebMD equity to Dr. Pence in December 2008, the WebMD Compensation Committee took into consideration the fact that the option grants made to Dr. Pence when he joined WebMD in November 2007 were out-of-the-money, with an exercise price of $45.23. The grants made by WebMD in December 2008 had an exercise price of $23.61.

For additional information regarding equity compensation by HLTH, see “HLTH Executive Compensation — Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Equity Compensation” above.

Application of Compensation Policies to Individual Named Executive Officers.  Differences in compensation among the WebMD Named Executive Officers result from a number of factors and may vary from year to year. The primary factors that may create differences in compensation are disparities in: (a) the level of responsibility of the individual WebMD Named Executive Officers, including for those also compensated by HLTH, their responsibilities at HLTH, (b) individual performance of the WebMD Named Executive Officers, and (c) WebMD’s need to motivate and retain specific individuals at specific points in time. In general, larger equity grants are made to WebMD’s most senior executive officers because they have the greatest potential to affect the value of the company and to improve results for stockholders. Similarly, a greater portion of their total cash compensation is likely to come from their annual bonus. Similar considerations apply with respect to compensation from HLTH.

In 2008, no changes were made to the salaries of the WebMD Named Executive Officers. Accordingly, the application of compensation policies to individual WebMD Named Executive Officers in 2008 related primarily to: (a) their bonuses (as described under “— Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Bonuses Paid by WebMD to its Named Executive Officers” and “— Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Bonuses Paid by HLTH to the WebMD Named Executive Officers” above); and (b) grants of equity made to them. With respect to the December 2008 equity grants, differences in the size of the grants related mostly to the nature and scope of the individual WebMD Named Executive Officer’s level of responsibility within the company and, with respect to Messrs. Wygod and Funston, their level of responsibility within HLTH. In the case of Mr. Wygod, the grant to him of HLTH Restricted Stock and options to purchase HLTH Common Stock was made in connection with an amendment to his employment agreement that, among other things, extended its term to the end of 2012. See “— Employment Agreements with the WebMD Named Executive Officers — Martin J. Wygod” below. Messrs. Wygod and Funston each received equity grants from both HLTH and WebMD in December 2008 because of their responsibilities and positions at both companies, with Mr. Wygod serving as Chairman of the Board and Acting Chief Executive Officer of HLTH and Mr. Funston as HLTH’s Chief Financial Officer. For Mr. Funston, this was his first grant of options to purchase WebMD Class A

Common Stock. Mr. Vuolo received a grant of options to purchase HLTH Common Stock in addition to his grant from WebMD because, as contemplated by his employment agreement, he provides services to HLTH outside of his responsibilities at WebMD. Messrs. Gattinella and Dr. Pence received grants only from WebMD in December 2008. The WebMD equity grants were determined by the WebMD Compensation Committee, with such approval occurring in a joint meeting with the HLTH Compensation Committee and each Compensation Committee took into consideration, in approving the December 2008 grants, the grants being approved by the other Compensation Committee.

Benefits and Perquisites.  WebMD’s executive officers are generally eligible to participate in HLTH’s benefit plans on the same basis as WebMD’s other employees (including matching contributions to the HLTH 401(k) Plan and company-paid group term life insurance). HLTH, for the past several years, has maintained a sliding scale for the cost of employee premiums for its health plan, under which employees with higher salaries pay a higher amount. The limited perquisites (or “perks”) received by the WebMD Named Executive Officers in 2008 are described in the footnotes to the Summary Compensation Table. In addition, WebMD’s executive officers (as part of a larger group of employees generally having a salary of $180,000 or more) receive company-paid supplemental disability insurance, the cost of which is listed in those footnotes.

Compensation Following Termination of Employment or a Change in Control

Overview.  WebMD does not offer any deferred compensation plans to its executive officers or other employees and does not offer any retirement plans to its executive officers, other than a 401(k) plan generally available to its other employees. Accordingly, the payment and benefit levels for the WebMD Named Executive Officers applicable upon a termination or a change in control result from provisions in the employment agreements between WebMD or HLTH and the individual WebMD Named Executive Officers. However, unlike annual or special bonuses or the amounts of equity grants (which the Compensation Committee generally determines in its discretion at the time of payment or grant), the terms of employment agreements are the result of negotiations between WebMD or HLTH and those individuals, which generally occur at the time the individual joins WebMD or HLTH or in connection with a promotion to a more senior position with WebMD or HLTH (subject to the approval of the applicable Compensation Committee in the case of executive officer employment agreements). The WebMD Compensation Committee and the HLTH Compensation Committee have, in the past, usually been willing to include, in connection with the renewal of or an extension to an employment agreement with an existing executive officer, provisions relating to potential terminations and changes in control that are similar to those in the existing employment agreement with that executive officer. The employment agreements with the WebMD Named Executive Officers are described under the heading “— Employment Agreements with the WebMD Named Executive Officers” below and summaries of the types of provisions relating to post-termination compensation included in those agreement are included in this section under the headings “— Employment Agreement Provisions Regarding Termination Benefits” and “— Employment Agreement Provisions Regarding Change in Control Benefits” below.

In determining whether to approve executive officer employment agreements (or amendments of or extensions to those agreements), the WebMD Compensation Committee considers the need for the services of the specific individual and the alternatives available, as well as potential alternative employment opportunities available to the individual from other companies. In considering whether to approve employment agreement terms that may result in potential payments and other benefits for executives that could become payable following a termination or change in control, the WebMD Compensation Committee considers both the costs that could potentially be incurred by WebMD, as well as the potential benefits to WebMD, including benefits to WebMD from post-termination confidentiality, non-solicit and non-compete obligations imposed on the executive and provisions relating to post-termination services required of certain of the WebMD Named Executive Officers. In the case of potential payments and other benefits that could potentially become payable following a change in control, the WebMD Compensation Committee considers whether those provisions would provide appropriate benefit to an acquiror, in light of the cost the acquiror would incur, as well as benefits to WebMD during the period an acquisition is pending. The HLTH Compensation Committee considers similar factors with respect to employment agreement terms for HLTH executive officers.

Employment Agreement Provisions Regarding Termination Benefits.  The employment agreements with the WebMD Named Executive Officers provide for some or all of the following to be paid if the Named Executive Officer is terminated without cause or resigns for good reason (the definitions of which are typically set forth in the applicable employment agreement), dies or ceases to be employed as a result of disability:

•	continuation of cash compensation (including salary and, in some cases, an amount based on past bonuses) for a period following termination;

•	continuation of vesting and/or exercisability of some or all options or restricted stock; and

•	continued participation in certain of WebMD’s health and welfare insurance plans or payment of COBRA premiums.

The amount and nature of these benefits vary by individual, with the most senior of the WebMD Named Executive Officers typically receiving more of these benefits and receiving them for a longer period. These benefits also vary depending on the reason for the termination. See “— Employment Agreements with the WebMD Named Executive Officers” below for a description of the specific provisions that apply to each of the WebMD Named Executive Officers and “— Potential Payments and Other Benefits Upon Termination of Employment or a Change in Control” below for a sample calculation, based on applicable SEC rules, of the amounts that would have been payable if termination for specified reasons had occurred as of December 31, 2008. No such post-termination benefits apply if a WebMD Named Executive Officer is terminated for cause. The WebMD Compensation Committee believes that the protections provided to executive officers by the types of employment agreement provisions described above are appropriate for the attraction and retention of qualified and talented executives and consistent with good corporate governance.

Employment Agreement Provisions Regarding Change in Control Benefits.  The WebMD Compensation Committee and the HLTH Compensation Committee believe that executives should generally not be entitled to severance benefits upon the occurrence of a change in control, but that it is appropriate to provide for such benefits if a change in control is followed by a termination of employment or other appropriate triggering event. See “— Employment Agreement Provisions Regarding Termination Benefits” above. However, as more fully described below under “— Employment Agreements with the WebMD Named Executive Officers” and “Potential Payments and Other Benefits Upon Termination of Employment or Change in Control,” the WebMD Compensation Committee has approved the following exceptions:

•	In the case of Mr. Gattinella, his employment agreement provides that, so long as he remains employed for one year following a change in control of WebMD, his options to purchase WebMD Class A Common Stock granted on December 10, 2008 would continue to vest until the second anniversary of the change in control, even if he resigns from the employ of WebMD prior to such vesting date. In addition, that portion of the restricted stock grant made on December 10, 2008 that would have vested through the second anniversary of the change in control would become vested on the date of his resignation.

•	With respect to Mr. Vuolo, his employment agreement includes terms providing that he would be able to resign following a change in control, (a) after the completion of a six month transition period with the successor, and receive the same benefits that he would be entitled to upon a termination without cause following the change in control (as set forth in the tables below and the description of his employment agreement that follows) or (b) in the case of the December 2008 equity grants from HLTH and WebMD, after the completion of a one year transition period, in which event (i) the options granted in December 2008 would continue to vest until the second anniversary of the change in control and (ii) that portion of the WebMD Restricted Stock granted in December 2008 that would have vested through the second anniversary of the change in control would become vested on the date of his resignation.

•	Mr. Wygod’s employment agreement includes terms providing that if there is a change in control of HLTH, all of his outstanding options and other equity compensation (including WebMD equity) would become immediately vested and, if his employment terminates for any reason other than cause, the options would remain exercisable for the remainder of the originally scheduled term. If there is a change in control of WebMD only, WebMD equity granted to him will accelerate on that date. The employment agreement also contains provisions providing that he may resign after a change in control of HLTH only and receive severance payments.

In the negotiations with those WebMD Named Executive Officers regarding their employment agreements, the WebMD Compensation Committee or the HLTH Compensation Committee (which was authorized to make compensation determinations with respect to WebMD executive officers prior to WebMD’s initial public offering and is authorized to make compensation determinations with respect to HLTH’s executive officers) recognized that, for those individuals, a change in control is likely to result in a fundamental change in the nature of their responsibilities. Accordingly, under their employment agreements, the applicable Compensation Committee approved the specific WebMD Named Executive Officers having, following a change in control, the rights described above. The Compensation Committees believed that the rights provided were likely to be viewed as appropriate by a potential acquiror in the case of those specific individuals. In addition, the Compensation Committees sought to balance the rights given to the WebMD Named Executive Officers with certain requirements to provide transitional services in types and amounts likely to be viewed as reasonable by a potential acquiror.

If the benefits payable to Mr. Vuolo in connection with a change in control would be subject to the excise tax imposed under Section 280G, WebMD has agreed to make an additional payment to him so that the net amount of such payment (after taxes) that he receives is sufficient to pay the excise tax due. HLTH has agreed to make such additional payments to Mr. Wygod.

Amendments in 2008.  During 2008, all employment agreements with the WebMD Named Executive Officers were amended in a manner intended to bring such agreements into compliance with Section 409A of the Code. In addition, the amendment to Mr. Wygod’s employment agreement in December 2008 included certain changes to HLTH’s obligations in the event of certain terminations of employment, including: (i) setting the severance period at three years (the prior agreement provided for a severance period equal to the remainder of the term or, if longer, two years); and (ii) including bonus as a component of the 3 year severance payment calculation (based on the average of the bonuses received over the prior three years) in recognition of the fact that bonuses have been a significant portion of the compensation paid to Mr. Wygod. See “— Employment Agreements with the WebMD Named Executive Officers — Martin J. Wygod” below for additional description of the December 2008 amendment, as well as an additional amendment made in July 2009 in connection with the merger of HLTH and WebMD. The remaining provisions related to post-termination compensation (including the Section 280G gross-up provision described above) in that employment agreement were carried forward from the existing employment agreement with Mr. Wygod. The HLTH Compensation Committee believed that it was appropriate to maintain those provisions in the employment agreement in connection with extending the term of the agreement and that the rights provided to Mr. Wygod under those provisions, taken together with the changes made to the employment agreement, were reasonable in order to retain the services of Mr. Wygod and in light of the other provisions of the employment agreement. The merger of HLTH and WebMD is not a change in control under Mr. Wygod’s employment agreement. For additional information regarding the amendment to Mr. Wygod’s employment agreement in July 2009 and the effect of the completion of the merger on his compensation, see “The Merger — Interests of Certain Persons in the Merger — Employment Agreements — Martin J. Wygod.”

Deductibility of Compensation.  Section 162(m) of the Code generally limits the ability of a publicly held corporation to deduct compensation in excess of $1 million per year paid to certain executive officers. It is the policy of the WebMD Compensation Committee to structure, where practicable, compensation paid to its executive officers so that it will be deductible under Section 162(m) of the Code. Accordingly, WebMD’s equity plans under which awards are made to officers and directors are generally designed to ensure that compensation attributable to stock options granted will be tax deductible by WebMD. However, cash bonuses for WebMD’s executive officers and grants of restricted stock do not qualify as performance-based within the meaning of Section 162(m) and, therefore, are subject to its limits on deductibility. In determining that the compensation of WebMD’s executive officers for 2008 was appropriate under the circumstances and in the best interests of WebMD and its stockholders, the WebMD Compensation Committee considered the amount of NOL carryforwards available to WebMD to offset income for Federal income tax purposes. See Note 15 to the WebMD Consolidated Financial Statements included in Annex C-1 to this joint proxy statement/prospectus.

Executive Compensation Tables

This section provides information, in tabular formats specified in applicable SEC rules, regarding the amounts of compensation paid to the WebMD Named Executive Officers and related information. The tables included are:

•	Summary Compensation Table, which presents information regarding each individual’s total compensation and the types and value of its components; and

•	three tables providing additional information regarding equity compensation, entitled: Grants of Plan-Based Awards in 2008; Outstanding Equity Awards at End of 2008; and Option Exercises and Stock Vested in 2008.

As permitted by the SEC rules relating to these tables, the tables reflect only the types of compensation that HLTH and WebMD paid to the WebMD Named Executive Officers. For example, since WebMD’s only retirement plan is a 401(k) plan, we do not include tables applicable to other types of retirement plans. For a general description of the types of compensation paid by WebMD and HLTH, see “— Compensation Discussion and Analysis — Overview of Types of Compensation Used by WebMD” and “HLTH Executive Compensation — Compensation Discussion and Analysis — Overview of Types of Compensation Used by HLTH.’’

Summary Compensation Table

Table.  The following table presents information regarding the amount of the total compensation of each of the WebMD Named Executive Officers for services rendered during the years covered, as well as the amount of the specific components of that compensation. The compensation reported in the table reflects all compensation to the WebMD Named Executive Officers from WebMD and any of its subsidiaries as well as from HLTH and any of its other subsidiaries. In certain places in the tables, we have indicated by use of the letters “W” and “H” whether equity compensation relates to securities of WebMD or HLTH.

(a)	(b)	(c)	(d)		(e)		(f)		(g)		(h)
					Stock		Option		All Other
		Salary	Bonus		Awards		Awards		Compensation		Total
Name and Principal Position	Year	($)	($)(1)		($)(2)		($)(2)		($)		($)

Wayne T. Gattinella	2008	560,000	135,000		138,791	W	326,598	W	9,758	(3)	1,170,147
Chief Executive Officer and President

	2007	560,000	135,000		7,457	H	84,850	H	9,214	(3)	1,564,682
					229,931	W	538,230	W

					237,388		623,080

	2006	560,000	340,000		46,977	H	229,800	H	8,313	(3)	2,585,752
					439,809	W	960,853	W

					486,786		1,190,653

Anthony Vuolo	2008	450,000	375,000	(4)	111,349	W	7,191	H	17,704	(5)	1,223,063
Chief Operating Officer							261,819	W

							269,010

	2007	450,000	125,000		7,457	H	84,850	H	16,610	(5)	1,298,445
					183,944	W	430,584	W

					191,401		515,434

	2006	450,000	700,000	(6)	46,977	H	229,800	H	16,079	(5)	2,563,385
					351,847	W	768,682	W

					398,824		998,482

Mark D. Funston	2008	375,000	130,000		176,625	H	190,360	H	7,930	(7)	888,018
Executive VP and Chief Financial Officer							8,103	W

							198,463

	2007	375,000	100,000		173,881	H	182,503	H	169,948	(7)	1,001,332

	2006 (8)	46,875	35,000		22,867	H	24,000	H	526	(7)	129,268

William Pence	2008	375,000	55,000		287,210	W	660,723	W	4,360	(9)	1,382,293
Executive VP and Chief Technology Officer

Martin J. Wygod	2008	975,000	1,500,000		1,669,304	H	1,843,880	H	10,847	(10)	6,464,420
Chairman of the Board					138,791	W	326,598	W

					1,808,095		2,170,478

	2007	975,000	520,000		1,623,018	H	1,813,757	H	10,847	(10)	5,710,783
					229,931	W	538,230	W

					1,852,949		2,351,987

	2006	975,000	3,530,000	(11)	629,691	H	709,598	H	10,847	(10)	7,255,798
					439,809	W	960,853	W

					1,069,500		1,670,451

(1)	See “— Background Information Regarding the Summary Compensation Table — Supplemental Bonus Plan (SBP)” below for a description of contributions made to a Supplemental Bonus Trust on behalf of Mr. Gattinella and Vuolo and Dr. Pence, but not reflected in this table since such contributions are subject to forfeiture during the periods covered by this table.

(2)	The amounts reported in Columns (e) and (f) above reflect the aggregate dollar amounts recognized by WebMD or HLTH for stock awards and option awards for income statement reporting purposes under SFAS 123R (disregarding any estimate of forfeitures related to service-based vesting conditions). See Note 13 (Stock-Based Compensation) to the WebMD Consolidated Financial Statements included in Annex C-1 to this joint proxy statement/prospectus and Note 15 (Stock-Based Compensation) to the HLTH Consolidated Financial Statements included in Annex B-1 to this joint proxy statement/prospectus for an explanation of the methodology and assumptions used in determining the fair value of stock and stock option awards granted. The amounts reported in Columns (e) and (f) reflect the accounting expense for these equity awards, not amounts realized by the WebMD Named Executive Officers. The actual amounts, if any, ultimately realized by the WebMD Named Executive Officers from equity compensation will depend on the price of WebMD Class A Common Stock (or the price of HLTH Common Stock in the case of HLTH equity awards) at the time they exercise vested stock options or at the time of vesting of restricted stock. Holders of shares of WebMD Restricted Stock and HLTH Restricted Stock have voting power and the right to receive dividends, if any, that are declared on those shares, but their ability to sell those shares is subject to vesting requirements based on continued employment.

(3)	For 2008, consists of: (a) $3,450 in company matching contributions under the HLTH 401(k) Plan; (b) $3,986 for company-paid supplemental disability insurance; and (c) $2,322 for company-paid group term life insurance. For 2007, consists of: (a) $2,906 in company matching contributions under the HLTH 401(k) Plan; (b) $3,986 for company-paid supplemental disability insurance; and (c) $2,322 for company-paid group term life insurance. For 2006, consists of: (a) $3,085 in company matching contributions under the HLTH 401(k) Plan; (b) $3,986 for company-paid supplemental disability insurance; and (c) $1,242 for company-paid group term life insurance.

(4)	Includes an annual bonus for 2008 of $125,000 paid by WebMD and a bonus of $250,000 paid by HLTH for services he provided to HLTH during 2008 outside his responsibilities as an officer of WebMD, including services in connection with HLTH’s divestitures and tender offer during 2008.

(5)	For 2008, consists of: (a) $4,462 for company-paid supplemental disability insurance; (b) $1,242 for company-paid group term life insurance; and (c) an automobile allowance of $12,000. For 2007, consists of: (a) $3,368 for company-paid supplemental disability insurance; (b) $1,242 for company-paid group term life insurance; and (c) an automobile allowance of $12,000. For 2006, consists of: (a) $3,269 for company-paid supplemental disability insurance; (b) $810 for company-paid group term life insurance; and (c) an automobile allowance of $12,000.

(6)	Includes an annual bonus for 2006 of $250,000 paid by WebMD and special bonus of $450,000 paid by HLTH for services during 2006 to HLTH outside his responsibilities as an officer of WebMD, including in connection with HLTH’s sales, in 2006, of Emdeon Practice Services and of a 52% interest in Emdeon Business Services.

(7)	For 2008, consists of: (a) $3,450 in company matching contributions under the HLTH 401(k) Plan; (b) $3,570 for company-paid supplemental disability insurance; (c) a $100 gift card (an incentive for employees who completed a WebMD Health Manager online questionnaire); and (d) $810 for company-paid group term life insurance. For 2007, consists of: (a) $3,338 in company matching contributions under the HLTH 401(k) Plan; (b) $3,570 for company-paid supplemental disability insurance; (c) $810 for company-paid group term life insurance; and (d) $88,545 for reimbursement of relocation costs plus $73,685 for reimbursement of amounts required to pay income taxes resulting from the payment for such relocation costs. For 2006, consists of: (a) $433 in company matching contributions under the HLTH 401(k) Plan; and (b) $93 for company-paid group term life insurance.

(8)	The information for 2006 reflects compensation beginning in mid-November 2006, when Mr. Funston joined HLTH.

(9)	Consists of: (a) $3,450 in company matching contributions under the HLTH 401(k) Plan; (b) a $100 gift card (an incentive for employees who completed a WebMD Health Manager online questionnaire); and (c) $810 for company-paid group term life insurance.

(10)	For each of 2008, 2007 and 2006, consists of: (a) $3,989 for company-paid supplemental disability insurance; and (b) $6,858 for company-paid group term life insurance.

(11)	Includes 2006 annual bonus of $780,000 paid by HLTH and a special bonus of $2,750,000 paid by HLTH in recognition of the completion of the sales of Emdeon Practice Services and of a 52% interest in Emdeon Business Services in 2006 and the related repositioning of HLTH.

Background Information Regarding the Summary Compensation Table

General.  The Summary Compensation Table above quantifies the amount or value of the different forms of compensation earned by or awarded to the WebMD Named Executive Officers and provides a dollar amount for total compensation for each year covered. All amounts reported in the Summary Compensation Table for Messrs. Wygod and Funston reflect compensation from HLTH, except for amounts reflecting grants of WebMD Restricted Stock and options to purchase WebMD Class A Common Stock. The amounts reported in the Summary Compensation Table for WebMD’s other Named Executive Officers reflect compensation from WebMD, except (a) amounts reflecting grants by HLTH of HLTH Restricted Stock and options to purchase HLTH Common Stock and (b) bonuses paid by HLTH to Mr. Vuolo for services provided to HLTH. Employees of HLTH or WebMD who serve on WebMD’s Board of Directors do not receive additional compensation for Board service.

Employment Agreements.  Descriptions of the material terms of the employment agreement with each of the WebMD Named Executive Officers and related information is provided under “— Employment Agreements with the WebMD Named Executive Officers” below. The agreements provide the general framework and some of the specific terms for the compensation of the WebMD Named Executive Officers. Approval of the WebMD

Compensation Committee is required prior to WebMD entering into employment agreements with its executive officers or amendments to those agreements. However, many of the decisions relating to compensation for a specific year made by the WebMD Compensation Committee (or, in the case of Messrs. Funston and Wygod, by the HLTH Compensation Committee) are implemented without changes to the general terms of employment set forth in those agreements. For a discussion of the salary, bonus and equity compensation of the WebMD Named Executive Officers for 2008 and the decisions made by the WebMD Compensation Committee and the HLTH Compensation Committee relating to their 2008 compensation, see “— Compensation Discussion and Analysis” above. In addition, the WebMD Named Executive Officers received the other benefits listed in Column (g) of the Summary Compensation Table and described in the related footnotes to the table.

Supplemental Bonus Plan (SBP).  As more fully described in “— Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Supplemental Bonus Program (SBP)” above, the WebMD Compensation Committee approved the contribution, in March 2008, to the Supplemental Bonus Trust of SBP Awards for Messrs. Gattinella and Vuolo and certain other WebMD officers and employees, including: a $135,000 contribution for Mr. Gattinella and a $125,000 contribution for Mr. Vuolo. In March 2009, the Supplemental Bonus Trust distributed the March 2008 SBP Awards, together with actual net interest earned on the respective amounts, to SBP participants and, at that time: Mr. Gattinella received $136,869; and Mr. Vuolo received $126,730. In order to receive the applicable payment from the Supplemental Bonus Trust, each SBP participant was required to be employed by WebMD on March 1, 2009 (subject to limited exceptions for death, disability, or certain terminations of employment in connection with a sale of a subsidiary, the closing of a business location or certain other position eliminations). Accordingly, the amounts paid by the Supplemental Bonus Trust to Messrs. Gattinella and Vuolo in March 2009 are not reflected in the 2008 Summary Compensation Table above, but would be reflected in next year’s Summary Compensation Table if the individual is a Named Executive Officer for 2009. In February 2009, the Compensation Committee of the WebMD Board approved the contribution, in March 2009, to the Supplemental Bonus Trust of SBP Awards, including: a $135,000 contribution for Mr. Gattinella; a $125,000 contribution for Mr. Vuolo; and a $55,000 contribution for Dr. Pence. The Supplemental Bonus Trust will distribute the March 2009 SBP Awards, together with actual net interest earned on the respective amounts, to SBP participants as promptly as practicable following March 1, 2010 (but in no event later than 2 1/2 months following such date); provided, however, that in order to receive such payment, each SBP participant must continue to be employed by WebMD on March 1, 2010 (subject to the limited exceptions described above). No contributions were made, in either 2008 or 2009, to the Supplemental Bonus Trust by WebMD with respect to either Mr. Funston or Mr. Wygod.

Grants of Plan-Based Awards in 2008

Table.  The following table presents information regarding the equity incentive awards granted by WebMD and by HLTH to the WebMD Named Executive Officers during 2008. Awards of WebMD equity are indicated with “(W)” in columns (d) and (e) and awards of HLTH equity are indicated with “(H)” in those columns. The material terms of each grant are described under “— Additional Information Regarding WebMD Awards” and “— Additional Information Regarding HLTH Awards” below.

(a)	(b)	(c)	(d)		(e)		(f)	(g)
					All Option Awards:
			All Stock Awards:		Number of		Exercise or Base	Grant Date Fair
			Number of Shares of		Securities		Price of Option	Value of Stock and
	Approval	Grant	Stock		Underlying Options		Awards	Option Awards
Name	Date	Date	(#)		(#)		($/Sh)	($)

Wayne T. Gattinella	12/10/08	12/10/08	60,000	(W)	240,000	(W)	23.61	3,842,784
Anthony Vuolo	12/10/08	12/10/08	—		180,000	(H)	9.46	500,310
	12/10/08	12/10/08	49,000	(W)	196,000	(W)	23.61	3,138,274
Mark D. Funston	12/10/08	12/10/08	12,500	(H)	180,000	(H)	9.46	630,098
	12/10/08	12/10/08	—		60,000	(W)	23.61	606,546
William Pence	12/10/08	12/10/08	12,500	(W)	150,000	(W)	23.61	1,811,490
Martin J. Wygod	12/01/08	12/01/08	240,000	(H)	480,000	(H)	8.49	3,262,560
	12/10/08	12/10/08	60,000	(W)	240,000	(W)	23.61	3,842,784

Additional Information Regarding WebMD Awards.  Each option to purchase WebMD Class A Common Stock granted to the WebMD Named Executive Officers was granted pursuant to the WebMD 2005 Plan and was part of a broad-based grant to most of WebMD’s employees made on December 10, 2008, following an increase in the number of shares available for grant under the WebMD 2005 Plan approved at WebMD’s 2008 Annual Meeting. All such grants were made with a per-share exercise price equal to the fair market value of a share of WebMD Class A Common Stock on the grant date. For these purposes, and in accordance with the terms of the WebMD 2005 Plan and WebMD’s option grant practices, the fair market value is equal to the closing price of a share of WebMD Class A Common Stock on the Nasdaq Global Select Market on the grant date. The vesting schedule for each such stock option granted by WebMD to its Named Executive Officers in 2008 is as follows: 25% on March 31 of each of 2010 through 2013. This vesting schedule, which differs from the standard vesting scheduled used by WebMD (25% on the first four anniversaries of grant), was designed so that the initial vesting would be six months after the last vesting of the grants made in connection with WebMD’s initial public offering. Once vested, each such stock option will generally remain exercisable until its normal expiration date. Each such stock option granted to the WebMD Named Executive Officers in 2008 has a term of 10 years. For information regarding the effect on the vesting and exercisability of these stock options of the death, disability or termination of employment of a Named Executive Officer or a change of control of WebMD or HLTH, see “— Potential Payments and Other Benefits Upon Termination of Employment or a Change in Control” and “— Employment Agreements with the WebMD Named Executive Officers” below. If a WebMD Named Executive Officer’s employment is terminated for cause, outstanding stock options (whether vested or unvested) would immediately terminate.

Each award of WebMD Restricted Stock to the WebMD Named Executive Officers in 2008 represents an award of WebMD Class A Common Stock that is subject to certain restrictions, including restrictions on transferability, and was made under, and is subject to the terms of, the WebMD 2005 Plan. The restrictions lapse in accordance with the terms of the award agreement. Holders of shares of WebMD Restricted Stock have voting power and the right to receive dividends, if any, that are declared on those shares. The vesting schedule for these grants of WebMD Restricted Stock is 25% on March 31 of each of 2010 through 2013, the same as the options granted by WebMD on that date (the reason for which is discussed above). For information regarding the effect on vesting of WebMD Restricted Stock of the death, disability or termination of employment of a WebMD Named Executive Officer or a change of control of WebMD, see “— Potential Payments and Other Benefits Upon Termination of Employment or a Change in Control” below. If a WebMD Named Executive Officer’s employment is terminated for cause, unvested shares of WebMD Restricted Stock are forfeited.

The WebMD 2005 Plan is administered by the Compensation Committee of the WebMD Board. The WebMD Compensation Committee has authority to interpret the plan provisions and make all required determinations under the WebMD 2005 Plan. This authority includes making required proportionate adjustments to outstanding awards upon the occurrence of certain corporate events such as reorganizations, mergers and stock splits, and making provision to ensure that any tax withholding obligations incurred in respect of awards are satisfied. Awards granted under the WebMD 2005 Plan are generally transferable only to a beneficiary of a Plan participant upon his or her death or to certain family members or family trusts. However, the WebMD Compensation Committee may establish procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable laws.

For information regarding shares available for grant under the WebMD 2005 Plan, as of the end of 2008, see “WebMD Proposal 3: Amendment to the Amended and Restated 2005 Long-Term Incentive Plan —WebMD Equity Compensation Plan Information” below.

Additional Information Regarding HLTH Awards.  Each option to purchase HLTH Common Stock granted to the WebMD Named Executive Officers during 2008 was granted pursuant to the HLTH 2000 Plan. All such grants were made with a per-share exercise price equal to the fair market value of a share of HLTH Common Stock on the grant date. For these purposes, and in accordance with the terms of the HLTH 2000 Plan and HLTH’s option grant practices, the fair market value is equal to the closing price of a share of Common Stock of HLTH on the Nasdaq Global Select Market on the grant date. Each HLTH stock option granted to the WebMD Named Executive Officers in 2008 is subject to a four (4) year vesting schedule (with 25% vesting on each of the first four anniversaries of the grant date). Once vested, each such stock option will generally remain exercisable until its normal expiration date. Each of the HLTH stock options granted to the WebMD Named Executive Officers in 2008 has a term of 10 years. For information regarding the effect on the vesting and exercisability of these stock options of the death, disability or termination of employment of a WebMD Named Executive Officer or a change of control of HLTH, see “— Potential Payments and Other Benefits Upon Termination of Employment or a Change in Control” and “— Employment Agreements with the WebMD Named Executive Officers” below. If a WebMD Named Executive Officer’s employment is terminated for cause, outstanding stock options (whether vested or unvested) would immediately terminate.

Each award of HLTH Restricted Stock to the WebMD Named Executive Officers in 2008 represents an award of HLTH Common Stock that is subject to certain restrictions, including restrictions on transferability, and was made under, and is subject to the terms of, the HLTH 2000 Plan. The restrictions lapse in accordance with the terms of the award agreement. Holders of shares of HLTH Restricted Stock have voting power and the right to receive dividends, if any, that are declared on those shares. All the grants of HLTH Restricted Stock made in 2008 to the WebMD Named Executive Officers are subject to a three year vesting schedule, with one-third vesting on each of the first three anniversaries of the date of grant, other than the grant made to Mr. Wygod on December 1, 2008, which is subject to a four year vesting schedule, with one-quarter vesting on each of the first four anniversaries of the date of grant. For information regarding the effect on vesting of HLTH Restricted Stock of the death, disability or termination of employment of a WebMD Named Executive Officer or a change of control of HLTH, see “— Potential Payments and Other Benefits Upon Termination of Employment or a Change in Control” below. If a WebMD Named Executive Officer’s employment is terminated for cause, unvested shares of HLTH Restricted Stock are forfeited.

The HLTH 2000 Plan is administered by the HLTH Compensation Committee. The HLTH Compensation Committee has authority to interpret the plan provisions and make all required determinations under the HLTH 2000 Plan. This authority includes making required proportionate adjustments to outstanding awards upon the occurrence of certain corporate events such as reorganizations, mergers and stock splits, and making provision to ensure that any tax withholding obligations incurred in respect of awards are satisfied. Awards granted under the HLTH 2000 Plan are generally transferable only to a beneficiary of a Plan participant upon his or her death or to certain family members or family trusts. However, the HLTH Compensation Committee may establish procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable laws.

Outstanding Equity Awards at End of 2008

The following table presents information regarding the outstanding equity awards held by each of the WebMD Named Executive Officers as of December 31, 2008, including the vesting dates for the portions of these awards that had not vested as of that date. Awards of WebMD equity are indicated with “(W)” at the beginning of column (b) in the table and awards of HLTH equity are indicated with “(H)” at the beginning of that column.

(a)	(b)			(c)		(d)	(e)	(f)	(g)		(h)	(i)
	Option Awards(1)								Stock Awards(2)
				Number of								Market
	Number of			Securities					Number of			Value of
	Securities			Underlying					Shares of			Shares of
	Underlying Unexercised			Unexercised		Option			Stock That		Stock	Stock That
	Options			Options		Exercise	Option	Option	Have Not		Award	Have Not
	(#)			(#)		Price	Grant	Expiration	Vested		Grant	Vested
Name	Exercisable			Unexercisable		($)	Date	Date	(#)		Date	($)(3)

Wayne T. Gattinella	(W	)	—	240,000	(7)	23.61	12/10/08	12/10/18	60,000	(7)	12/10/08	1,415,400
	(W	)	165,000	55,000	(4)	17.50	9/28/05	9/28/15	13,750	(4)	9/28/05	324,363
	(H	)	250,000	—		8.59	3/17/04	3/17/14	—		—	—
	(H	)	204,881	—		4.81	8/20/01	8/20/11	—		—	—

Anthony Vuolo	(W	)	—	196,000	(7)	23.61	12/10/08	12/10/18	49,000	(7)	12/10/08	1,155,910
	(H	)	—	180,000	(4)	9.46	12/10/08	12/10/18	—		—	—
	(W	)	132,000	44,000	(4)	17.50	9/28/05	9/28/15	11,000	(4)	9/28/05	259,490
	(H	)	250,000	—		8.59	3/17/04	3/17/14	—		—	—
	(H	)	200,000	—		12.75	8/21/00	8/21/10	—		—	—
	(H	)	625,000	—		11.55	6/05/00	6/05/10	—		—	—
	(H	)	97,500	—		34.23	10/04/99	10/04/09	—		—	—
	(H	)	187,500	—		18.20	10/04/99	10/04/09	—		—	—
	(H	)	97,500	—		13.85	6/15/99	6/15/09	—		—	—

Mark D. Funston	(H	)	—	180,000	(4)	9.46	12/10/08	12/10/18	12,500	(6)	12/10/08	130,750
	(W	)	—	60,000	(7)	23.61	12/10/08	12/10/18	—		—	—
	(H	)	90,000	90,000	(4)	11.60	11/13/06	11/13/16	30,000	(4)	11/13/06	313,800

William Pence	(W	)	—	150,000	(7)	23.61	12/10/08	12/10/18	12,500	(7)	12/10/08	294,875
	(W	)	37,500	112,500	(4)	45.23	11/1/07	11/1/17	18,750	(4)	11/1/07	442,313

Martin J. Wygod	(W	)	—	240,000	(7)	23.61	12/10/08	12/10/18	60,000	(7)	12/10/08	1,415,400
	(H	)	—	480,000	(4)	8.49	12/01/08	12/01/18	240,000	(4)	12/01/08	2,510,400
	(H	)	540,000	360,000	(5)	11.86	10/23/06	10/23/16	120,000	(5)	10/23/06	1,255,200
	(H	)	175,000	300,000	(4)	8.77	1/27/06	1/27/16	50,000	(6)	1/27/06	523,000
	(W	)	165,000	55,000	(4)	17.50	9/28/05	9/28/15	13,750	(4)	9/28/05	324,363
	(H	)	3,000,000	—		12.75	8/21/00	8/21/10	—		—	—
	(H	)	585,000	—		13.85	6/15/99	6/15/09	—		—	—
	(H	)	25,000	—		22.90	7/01/98	7/01/13	—		—	—
	(H	)	25,000	—		15.50	7/01/97	7/01/12	—		—	—
	(H	)	25,000	—		14.80	7/01/96	7/01/11	—		—	—
	(H	)	25,000	—		10.00	7/03/95	7/03/10	—		—	—

(1)	Each stock option grant reported in the table above was granted under, and is subject to, the WebMD 2005 Plan, the HLTH 2000 Plan, the HLTH 1996 Stock Plan or another plan or agreement that contains substantially the same terms. The option expiration date shown in Column (f) above is the normal expiration date, and the last date that the options may be exercised. For each WebMD Named Executive Officer, the unexercisable options shown in Column (c) above are also unvested. Unvested options are generally forfeited if the WebMD Named Executive Officer’s employment terminates, except to the extent otherwise provided in an employment agreement. For information regarding the effect on vesting of options of the death, disability or termination of employment of a WebMD Named Executive Officer or a change in control of HLTH or WebMD, see “— Potential Payments and Other Benefits Upon Termination of Employment or a Change in Control” below. The exercisable options shown in Column (b) above, and any unexercisable options shown in Column (c) above that subsequently become exercisable, will generally expire earlier than the normal expiration date if the Named Executive Officer’s employment terminates, except as otherwise specifically provided in the WebMD Named Executive Officer’s employment agreement. For a description of the material terms of the WebMD Named Executive Officer’s employment agreements, see “— Employment Agreements with WebMD Named Executive Officers” below.

(2)	Unvested shares of restricted stock are generally forfeited if the WebMD Named Executive Officer’s employment terminates, except to the extent otherwise provided in an employment agreement. The stock awards held by the WebMD Named Executive Officers are subject to accelerated or continued vesting in connection with a change in control of WebMD or HLTH, as the case may be, and upon certain terminations of employment, as described below in more detail under “— Employment Agreements with the WebMD Named Executive Officers” and “— Potential Payments and Other Benefits Upon Termination of Employment or a Change in Control.” Except as otherwise indicated in those sections, unvested stock awards will generally be forfeited if a WebMD Named Executive Officer’s employment terminates.

(3)	The market or payout value of stock awards reported in Column (i) is computed by multiplying the number of shares of stock reported in Column (g) by (A) $10.46, the closing market price of HLTH Common Stock on December 31, 2008 (the last trading day of 2008), for HLTH Restricted Stock, or (B) $23.59, the closing market price of WebMD Class A Common Stock on that date, for WebMD Restricted Stock.

(4)	Vesting schedule is: 25% of the original amount granted on each of first, second, third and fourth anniversaries of the date of the grant.

(5)	Vesting schedule is: 27% of the original amount granted on first anniversary of the date of the grant, 33% on second anniversary and 40% on third anniversary.

(6)	Vesting schedule is: 1/3 of the original amount granted on each of first, second and third anniversaries of the date of the grant.

(7)	Vesting schedule is: 25% of the original amount granted on March 31 of each of 2010, 2011, 2012 and 2013.

Option Exercises and Stock Vested in 2008

No options to purchase WebMD Class A Common Stock were exercised during 2008 by the WebMD Named Executive Officers. The following table presents information regarding the exercise of options to purchase HLTH Common Stock by the WebMD Named Executive Officers during 2008, and regarding the vesting during 2008 of WebMD Restricted Stock and HLTH Restricted Stock previously granted to the WebMD Named Executive Officers. Amounts with respect to WebMD equity are noted with a “W” and amounts with respect to HLTH equity are noted with an “H.”

(a)	(b)	(c)	(d)	(e)
	Option Awards		Stock Awards
	Number of Shares	Value Realized on	Number of Shares	Value Realized on
Name	Acquired on Exercise (#)	Exercise ($)(1)	Acquired on Vesting (#)	Vesting ($)(2)

Wayne T. Gattinella	35,000H	125,526H	13,750W	450,313W
Anthony Vuolo	160,000H	1,340,389H	11,000W	360,250W
Mark D. Funston	—	—	15,000H	127,950H
William Pence	—	—	6,250W	144,438W
Martin J. Wygod	—	—	149,000H	1,379,760H
			13,750W	450,313W

1,830,073

(1)	The dollar amounts shown in Column (c) above for option awards are determined by multiplying (i) the number of shares of HLTH Common Stock to which the exercise of the option related, by (ii) the difference between (1) the per-share closing price of HLTH Common Stock on the date of exercise (or, for any shares sold on the date of exercise, the actual sale price received) and (2) the exercise price of the options.

(2)	The dollar amounts shown in Column (e) above for stock awards are determined by multiplying the number of shares that vested by the per-share closing price of WebMD Class A Common Stock or HLTH Common Stock on the vesting date.

Potential Payments and Other Benefits Upon Termination of Employment or a Change in Control

Background and Assumptions.  In this section, we provide tables containing estimates of amounts that may become payable to the WebMD Named Executive Officers under their employment agreements as a result of a termination of employment under specific circumstances, as well as estimates regarding the value of other benefits they may become entitled to receive as a result of such termination. For a general discussion of matters relating to compensation that may become payable by WebMD or HLTH after termination of employment or a change in control, see “— Compensation Discussion and Analysis — Compensation Following Termination of Employment or a Change in Control” above and for a detailed description of the applicable provisions of the employment agreements of the WebMD Named Executive Officers, see “— Employment Agreements with WebMD Named Executive Officers” below. Under those agreements, the amount and types of payment and other benefits vary depending on whether the termination is as a result of death or disability, is with or without cause, is a resignation for good reason and/or is in connection with a change in control. As prescribed by applicable SEC rules, in estimating the amount of any potential payments to the WebMD Named Executive Officers under their employment agreements and the value of other benefits they may become entitled to receive, we have assumed that the applicable triggering event (i.e., termination of employment or change in control) occurred on December 31, 2008, that the price per share of HLTH Common Stock is $10.46 (the closing price per share on December 31, 2008, the last trading day in 2008), and that the price per share of WebMD Class A Common Stock is $23.59 (the closing price per share on December 31, 2008). We have also treated the right to continue to vest in options as being accelerated to December 31, 2008 for purposes of this disclosure only.

If the benefits payable to Mr. Vuolo in connection with a change in control would be subject to the excise tax imposed under Section 280G, WebMD has agreed to make an additional payment to him so that the net amount of such payment (after taxes) that he receives is sufficient to pay the excise tax due. HLTH has agreed to make such additional payments to Mr. Wygod. In the tables below, we have calculated the Section 280G excise tax on the basis of IRS regulations and Rev. Proc. 2003-68 and have assumed that the WebMD Named Executive Officer’s outstanding equity awards would be accelerated and terminated in exchange for a cash payment upon the change in control. The value of this acceleration (and thus the amount of the additional payment) would be slightly higher if the accelerated awards were assumed by the acquiring company rather than terminated upon the transaction. For purposes other than calculating the Section 280G excise tax, we have calculated the value of any option or stock award that may be accelerated in connection with a change in control to be the amount the holder can realize from such award as of December 31, 2008: for options, that is the market price of the shares that would be received upon exercise, less the applicable exercise price; and for restricted stock, that is the market value of the shares that would vest. We have also assumed that they have no accrued and unused vacation at December 31, 2008.

For a discussion of the interests that certain executive officers of HLTH and WebMD may have in the merger with WebMD and the expected effect of the consummation of that merger under the terms of their respective employment agreements, see “The Merger — Interests of Certain Persons in the Merger.”

Tables.  The tables below set forth estimates (rounded to the nearest $1,000), based on the assumptions described above and in the footnotes to the tables, of the potential payments and the potential value of other benefits applicable to each of the WebMD Named Executive Officer upon the occurrence of specified termination or change in control triggering events. The terms used in the tables have the meanings given to them in the employment agreements of the respective WebMD Named Executive Officers, as described below under “— Employment Agreements with the WebMD Named Executive Officers.” In addition, the amounts set forth in each table reflect the following:

•	In the column entitled “Permanent Disability or Death,” the amounts reflect both provisions in those employment agreements and the fact that WebMD’s and HLTH’s equity plans generally provide for acceleration of vesting of awards in the event of a termination of employment as a result of death or disability.

•	Under their employment agreements, Messrs. Vuolo and Wygod are eligible to continue to participate in WebMD’s health and welfare plans (or comparable plans) for a specified period and Messrs. Funston and Gattinella and Dr. Pence are eligible to receive payment for their COBRA premiums for a specified period. In the row entitled “Health and Welfare Benefits Continuation,” the amounts are based upon the current average cost to WebMD of these benefits per employee and are net of amounts that the executives would continue to be responsible for. We have not made any reduction in the amounts in this row to reflect the fact that the obligation to continue benefits ceases in the event the executive becomes eligible for comparable coverage with a subsequent employer.

Wayne T. Gattinella, Chief Executive Officer and President

								Termination of
		Voluntary						Employment
		Termination						without “Cause” or
	Voluntary	in Connection					Involuntary	for “Good Reason”
	Termination	with a	Other	Permanent		Involuntary	Termination	Following a
	for “Good	“Change in	Voluntary	Disability		Termination	without	“Change in
Executive Benefits and Payments	Reason”	Control”(1)	Termination	or Death		for “Cause”	“Cause”	Control”

Cash Severance(2)	830,000	-0-	-0-	135,000	(3)	-0-	830,000	830,000
Stock Options	335,000	335,000	-0-	335,000		-0-	335,000	335,000
Restricted Stock	-0-	708,000	-0-	1,740,000		-0-	-0-	708,000
Health and Welfare Benefits Continuation	18,000	-0-	-0-	-0-		-0-	18,000	18,000
280G Tax Gross-Up	-0-	-0-	-0-	-0-		-0-	-0-	-0-
Other	-0-	-0-	-0-	-0-		-0-	-0-	-0-
TOTAL	1,183,000	1,043,000	-0-	2,210,000		-0-	1,183,000	1,891,000

(1)	In the event of a Change in Control of WebMD, the unvested portion of the options granted to Mr. Gattinella at the time of WebMD’s initial public offering would continue to vest until the next vesting date following the Change in Control, so long as he remains employed for 6 months following the Change in Control. In addition, in the event of a Change in Control of either WebMD or HLTH, the December 2008 option and restricted stock awards will continue to vest through the second anniversary of the Change in Control so long as he remains employed for one year following the Change in Control. However, for purposes of calculating the amounts included in the column entitled “Voluntary Termination in Connection with Change in Control” we treat such resignation as occurring on December 31, 2008 and assume that the requirement for the applicable transition period has been met.

(2)	Represents one year of salary and an annual bonus for 2008. We have assumed, solely for purposes of this table, that the amount of the annual bonus used for calculating the amounts in this line of the table, is $270,000, the amount of Mr. Gattinella’s actual cash bonus for 2007 (the year prior to the year of the assumed termination) together with the amount contributed on his behalf to the Supplemental Bonus Trust (for additional information, see “— Executive Compensation Tables — Background Information Regarding the Summary Compensation Table — Supplemental Bonus Plan (SBP)” above).

(3)	Represents the amount contributed in March 2008 on Mr. Gattinella’s behalf to the Supplemental Bonus Trust, which would be paid to him in the event of a termination of his employment, as of December 31, 2008, as a result of death or disability.

Anthony Vuolo, Chief Operating Officer

							Termination of
		Voluntary					Employment
		Termination					without “Cause” or
	Voluntary	in Connection				Involuntary	for “Good Reason”
	Termination	with a	Other	Permanent	Involuntary	Termination	Following a
	for “Good	“Change in	Voluntary	Disability	Termination	without	“Change in
Executive Benefits and Payments	Reason”	Control”(1)	Termination	or Death(2)	for “Cause”	“Cause”	Control”

Cash Severance(3)	1,300,000	1,300,000	-0-	1,425,000	-0-	1,300,000	1,300,000
Stock Options	268,000	358,000	-0-	448,000	-0-	268,000	358,000
Restricted Stock	-0-	578,000	-0-	1,415,000	-0-	-0-	578,000
Health and Welfare Benefits Continuation	68,000	68,000	-0-	68,000	-0-	68,000	68,000
280G Tax Gross-Up(4)	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Other	-0-	-0-	-0-	-0-	-0-	-0-	-0-
TOTAL	1,636,000	2,304,000	-0-	3,356,000	-0-	1,636,000	2,304,000

(1)	Mr. Vuolo may resign from his employment after 6 months following a Change in Control of WebMD or HLTH (subject to certain exceptions) and receive the same benefits as if he was terminated without Cause or for Good Reason following a Change in Control (other than with respect to the option and restricted stock awards granted to him in December 2008). He may not unilaterally resign without Good Reason prior to such date and receive these benefits. The December 2008 option and restricted stock awards will continue to vest through the second anniversary of the Change in Control so long as he remains employed for one year following the Change in Control. However, for purposes of calculating the amounts included in the column entitled “Voluntary Termination in Connection with Change in Control” we treat such resignation as occurring on December 31, 2008 and assume that the requirement for the applicable transition period has been met.

(2)	Includes the $125,000 contributed in March 2008 on Mr. Vuolo’s behalf to the Supplemental Bonus Trust, which would be paid to him in the event of a termination of his employment, as of December 31, 2008, as a result of death or disability (for additional information, see “— Executive Compensation Tables — Background Information Regarding the Summary Compensation Table — Supplemental Bonus Plan (SBP)” above).

(3)	The amounts in this row, other than the columns that are zero, consist of 18 months of salary and annual bonuses, plus an annual bonus for 2008. We have assumed, solely for purposes of this table, that the amount of the annual bonus used for calculating the amounts in this line of the table, is $250,000, the amount of Mr. Vuolo’s actual cash bonus for 2007 (the year prior to the year of the assumed termination) together with the amount contributed on his behalf to the Supplemental Bonus Trust.

(4)	For purposes of preparing this table, we have assumed that the bonus for the year of termination is reasonable compensation for services performed. In addition, we have assumed, solely for purposes of preparing this table, that 50% of the salary continuation portion of the severance constitutes “reasonable compensation” for the restrictive covenants to which the executive is bound following the termination of employment. Accordingly, we have not treated that portion of the salary continuation as a parachute payment for purposes of Section 280G. Such assumption may change at the time of an actual change in control.

Mark D. Funston, Executive VP and Chief Financial Officer

							Termination of
		Voluntary					Employment
		Termination					without
	Voluntary	in Connection				Involuntary	‘‘Cause”
	Termination	with a	Other	Permanent	Involuntary	Termination	Following a
Executive Benefits and	for ‘‘Good	‘‘Change in	Voluntary	Disability	Termination	without	‘‘Change in
Payments	Reason”	Control”	Termination	or Death	for ‘‘Cause”	“Cause”	Control”(2)

Cash Severance(1)	-0-	-0-	-0-	750,000	-0-	750,000	750,000
Stock Options	-0-	-0-	-0-	180,000	-0-	-0-	-0-
Restricted Stock	-0-	-0-	-0-	445,000	-0-	314,000	314,000
Health and Welfare Benefits Continuation	-0-	-0-	-0-	21,000	-0-	21,000	21,000
280G Tax Gross-Up	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Other	-0-	-0-	-0-	-0-	-0-	-0-	-0-
TOTAL	-0-	-0-	-0-	1,396,000	-0-	1,085,000	1,085,000

(1)	$750,000 represents two years of salary.

(2)	“Change in Control” refers, for purposes of this column, to a “Change in Control” of HLTH. Mr. Funston is not entitled to any additional payments or benefits in the event of a change in control of WebMD.

William Pence, Executive Vice President – Chief Technology Officer

Termination of
Employment
without
		Voluntary					“Cause” or
		Termination					for “Good
	Voluntary	in Connection				Involuntary	Reason”
	Termination	with a	Other	Permanent	Involuntary	Termination	Following a
	for ‘‘Good	‘‘Change in	Voluntary	Disability	Termination	without	“Change in
Executive Benefits and Payments	Reason”	Control”	Termination	or Death	for ‘‘Cause”	‘‘Cause”	Control”

Cash Severance(1)	485,000	-0-	-0-	-0-	-0-	485,000	485,000
Stock Options	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Restricted Stock	-0-	-0-	-0-	737,000	-0-	-0-	147,000
Health and Welfare Benefits Continuation(2)	-0-	-0-	-0-	-0-	-0-	-0-	-0-
280G Tax Gross-Up	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Other	-0-	-0-	-0-	-0-	-0-	-0-	-0-
TOTAL	485,000	-0-	-0-	737,000	-0-	485,000	632,000

(1)	$485,000 represents one year of salary ($375,000) and an annual bonus for 2008 of $110,000. We have assumed, solely for purposes of preparing this table, that the amount of the annual bonus used for calculating the amounts in this line of the table is the sum of the actual amount of Mr. Pence’s bonus for 2008 and the actual amount contributed to the Supplemental Bonus Trust for Mr. Pence for 2008. We did not use the year prior to the year of termination because Mr. Pence was not an employee for all of 2007 and received a contractually agreed upon bonus of $75,000 for the part-year period, as approved by the Compensation Committee prior to his employment.

(2)	Although Dr. Pence would be entitled to COBRA premiums to be paid by WebMD if his employment were terminated by WebMD without Cause or by him for Good Reason, he has not enrolled in WebMD’s health insurance plan.

Martin J. Wygod, Chairman of the Board(1)

							Termination of
							Employment
		Voluntary					without
		Termination					‘‘Cause” or for
	Voluntary	in Connection				Involuntary	“Good Reason”
	Termination	with a	Other	Permanent	Involuntary	Termination	Following a
Executive Benefits and	for ‘‘Good	“Change in	Voluntary	Disability	Termination	without	“Change in
Payments(2)	Reason”	Control”	Termination	or Death	for “Cause”	“Cause”	Control”

Cash Severance(3)	5,258,000	5,258,000	-0-	5,258,000	-0-	5,258,000	5,258,000
Stock Options	1,788,000	1,788,000	-0-	1,788,000	-0-	1,788,000	1,788,000
Restricted Stock	6,028,000	6,028,000	-0-	6,028,000	-0-	6,028,000	6,028,000
Health and Welfare Benefits Continuation	38,000	38,000	-0-	38,000	-0-	38,000	38,000
280G Tax Gross-Up(4)	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Other	-0-	-0-	-0-	-0-	-0-	-0-	-0-
TOTAL	13,112,000	13,112,000	-0-	13,112,000	-0-	13,112,000	13,112,000

(1)	This table assumes a termination on December 31, 2008 and does not reflect the 2009 Amendment to Mr. Wygod’s employment agreement. For additional information regarding the amendment to Mr. Wygod’s employment agreement in July 2009 and the effect of the completion of the merger on his compensation, see “The Merger — Interests of Certain Persons in the Merger — Employment Arrangements — Martin J. Wygod.”

(2)	If there is a Change in Control of WebMD only (and not HLTH) or if Mr. Wygod resigns as a result of a material reduction in his title or responsibilities by WebMD, WebMD has no obligation with respect to cash severance or benefits. WebMD’s only obligation relates to vesting and exercisability of grants of WebMD equity that it has made to him. If either of such events occurred on December 31, 2008, he would have received an aggregate value of $1,740,000 representing WebMD accelerated restricted stock and $335,000 representing WebMD accelerated options.

(3)	Represents salary and bonus for three years as well as a bonus for the year of termination (the bonus is determined by averaging bonus amounts for the prior three years). Prior to the 2009 Amendment, Mr. Wygod would have been required to provide certain consulting services during the period he is receiving severance payments, but at no more than 20% of the level he provided in the three year period prior to the date of termination.

(4)	We have assumed, solely for purposes of preparing this table, that the salary continuation portion of the severance and the bonus for the year of termination are the only portion of the benefits that constitutes “reasonable compensation” for the consulting services required of Mr. Wygod, the restrictive covenants to which the executive is bound following the termination of employment and the services rendered for 2008. Accordingly, we have not treated the salary continuation portion and such bonus as a parachute payment for purposes of Section 280G. Such assumption may change at the time of an actual change in control. Pursuant to the 2009 Amendment, Mr. Wygod’s salary will be reduced to $120,000 per annum upon consummation of the merger and he will no longer be required to provide consulting services following the termination of his employment agreement in order to receive the benefits of his employment agreement.

Employment Agreements with the WebMD Named Executive Officers

The following are summaries of the employment agreements with the WebMD Named Executive Officers. The agreements provide the general framework and some of the specific terms for the compensation of the WebMD Named Executive Officers. Approval of the WebMD Compensation Committee is required prior to WebMD entering into employment agreements with its executive officers. However, many of the decisions relating to the compensation of the WebMD Named Executive Officers for a specific year made by the WebMD Compensation Committee (or, in the case of Messrs. Funston and Wygod, by the HLTH Compensation Committee) are implemented without changes to the general terms of employment set forth in those agreements. With respect to 2008, those decisions and their implementation are discussed earlier in this “WebMD Executive Compensation” section.

Wayne T. Gattinella

WebMD is a party to an employment agreement, dated as of April 28, 2005 and amended on December 10, 2008, with Wayne Gattinella, who serves as WebMD’s CEO and President. The following is a description of Mr. Gattinella’s employment agreement, as amended:

•	Mr. Gattinella currently receives an annual base salary of $560,000 and is eligible to earn a bonus of up to 100% of his base salary, the actual amount to be determined by the WebMD Compensation Committee in its discretion. For 2008, Mr. Gattinella received an annual bonus of $135,000, determined by the WebMD Compensation Committee in its discretion. In addition, the WebMD Compensation Committee approved an SBP Award of $135,000 with respect to Mr. Gattinella. See “— Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Bonuses Paid by WebMD to its Named Executive Officers” and “— Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Supplemental Bonus Program (SBP)” above. For information regarding Mr. Gattinella’s equity compensation, see “— Executive Compensation Tables” above.

•	In the event of the termination of Mr. Gattinella’s employment, prior to April 30, 2009, by WebMD without “Cause” or by Mr. Gattinella for “Good Reason” (as those terms are described below), he would be entitled to continue to receive his base salary for one year from the date of termination, to receive any unpaid bonus for the year preceding the year in which the termination occurs, and to receive healthcare coverage until the earlier of one year following his termination and the date upon which he receives comparable coverage under another plan. Amounts with respect to Mr. Gattinella’s SBP Award are payable in accordance with the terms of the Supplemental Bonus Program Trust (see “— Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Bonuses Paid by WebMD to its Named Executive Officers” and “— Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Supplemental Bonus Program (SBP)” above). In the event that a termination of Mr. Gattinella’s employment by WebMD without Cause or by Mr. Gattinella for Good Reason occurs before the fourth anniversary of the grant of the options to purchase WebMD Class A Common Stock made in connection with WebMD’s initial public offering, 25% of such options would continue to vest on the next vesting date following the date of termination.

•	The December 2008 amendment described the material terms of the December 2008 equity awards made to Mr. Gattinella. Specifically, Mr. Gattinella may resign one year after the occurrence of a Change in Control of WebMD (as defined in the 2005 WebMD Plan) or of HLTH (as defined in the HLTH 2000 Plan) and (i) he would continue to vest in the option granted on December 10, 2008 through the second anniversary of the Change in Control and (ii) that portion of the restricted stock award made on the same date that would have vested over the two year period following the Change in Control will become vested on the date of resignation. The grant made at the time of WebMD’s initial public offering had a similar provision (with a 6 month transition requirement), but given that the last vesting of such grant is September 28, 2009, such provision has no further effect.

•	For purposes of the employment agreement: (a) “Cause” includes (i) continued willful failure to perform duties after 30 days’ written notice, (ii) willful misconduct or violence or threat of violence that would harm WebMD, (iii) a breach of a material WebMD policy or a material breach of the employment agreement or the Trade Secret and Proprietary Information Agreement (as described below), that remains unremedied after 30 days’ written notice, or (iv) conviction of a felony in respect of a dishonest or fraudulent act or other crime of moral turpitude; and (b) “Good Reason” means Mr. Gattinella’s resignation within one year of any of the following conditions or events remaining in effect after applicable notice periods: (i) a material reduction in base salary, (ii) a material reduction in authority, or (iii) any material breach of the employment agreement by WebMD.

•	The December 2008 amendment also made changes to the agreement that were intended to bring its terms into compliance with Section 409A by, among other things, clarifying the timing of certain payments.

•	The employment agreement and the Trade Secret and Proprietary Information Agreement described below are governed by the laws of the State of New York.

Mr. Gattinella is also a party to a related Trade Secret and Proprietary Information Agreement that contains confidentiality obligations that survive indefinitely. The agreement also includes non-solicitation provisions that prohibit Mr. Gattinella from hiring WebMD’s employees or soliciting any of WebMD’s clients or customers that he had a relationship with during the time he was employed by WebMD, and non-competition provisions that prohibit Mr. Gattinella from being involved in a business that competes with WebMD’s business or that competes with any other business engaged in by any affiliates of WebMD if he is directly involved in such business. The non-solicitation and non-competition obligations end on the first anniversary of the date his employment has ceased. The post-employment payments and benefits due to Mr. Gattinella are subject to his continued compliance with these covenants.

Anthony Vuolo

Anthony Vuolo, who serves as WebMD’s Chief Operating Officer, was a party to an employment agreement with HLTH. Mr. Vuolo’s employment agreement was amended and restated, effective as of the date of WebMD’s initial public offering, and assumed by WebMD. The agreement was further amended as of December 10, 2008 and February 19, 2009. The December 2008 amendment made changes to the agreement that were intended to bring its terms into compliance with Section 409A by, among other things, clarifying the timing of certain payments. The February 2009 amendment made certain modifications to the December 10, 2008 option to purchase HLTH Common Stock granted to Mr. Vuolo relating to the impact of certain terminations of employment (as described below). The following is a description of the agreement, as amended:

•	The employment agreement provides that Mr. Vuolo will receive an annual base salary of $450,000 and is eligible to earn a bonus of up to 100% of his base salary, the actual amount to be determined by the WebMD Compensation Committee in its discretion. For 2008, Mr. Vuolo received an annual bonus of $125,000 from WebMD, determined by the WebMD Compensation Committee in its discretion. In addition, the Compensation Committee approved an SBP Award of $125,000 with respect to Mr. Vuolo. See “— Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Bonuses Paid by WebMD to its Named Executive Officers” and “— Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Supplemental Bonus Program (SBP)” above. The Compensation Committee of the HLTH Board also approved a bonus of $250,000 paid by HLTH to Mr. Vuolo in recognition for services he provided to HLTH during 2008 outside his responsibilities as an officer of WebMD, including services in connection with HLTH’s divestitures and tender offer during 2008. The employment agreement specifically contemplated that Mr. Vuolo would, from time to time, provide services to HLTH unrelated to his WebMD responsibilities. For information regarding Mr. Vuolo’s equity compensation, see “— Executive Compensation Tables” above.

•	In the event of the termination of Mr. Vuolo’s employment due to his death or disability, by WebMD without Cause (as described below), or by Mr. Vuolo for Good Reason (as described below), or as a result of WebMD’s failure to renew his employment agreement, he would be entitled to:

(a) continuation of his base salary for a period of eighteen months following the date of termination;

(b)	any unpaid bonus for the year preceding the year in which the termination of employment occurs, as well as payment for bonuses for the eighteen-month period following the date of termination calculated using the bonus paid for the year prior to the year of termination (and, for this purpose only, the amount of his SBP Award for such year, if any); and

(c)	continued participation in WebMD’s welfare benefit plans for thirty-six months (or if earlier, until he is eligible for comparable benefits); provided that, pursuant to the December 2008 amendment, he will no longer be entitled to participate in WebMD’s disability plans and will instead be entitled to a payment equal to the greater of $10,000 and 200% of the cost of his coverage for up to three years.

Amounts with respect to Mr. Vuolo’s SBP Award are payable only in accordance with the terms of the Supplemental Bonus Trust (see “— Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Bonuses Paid by WebMD to its Named Executive Officers” and

“— Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Supplemental Bonus Program (SBP)” above). In addition, all vested options to purchase HLTH Common Stock granted to Mr. Vuolo (other than the options granted on March 17, 2004 and on December 10, 2008) would remain exercisable as if he remained in HLTH’s employ through the original expiration date specified in each applicable stock option agreement. Further, the options to purchase WebMD Class A Common Stock granted in connection with WebMD’s initial public offering would continue to vest through the next vesting date following the date of termination. Mr. Vuolo’s receipt of these severance benefits is subject to his continued compliance with the applicable restrictive covenants described below.

•	For purposes of the employment agreement: (a) “Cause” includes (i) a material breach of his employment agreement that remains unremedied after 30 days’ written notice, or (ii) conviction of a felony; and (b) “Good Reason” includes (i) a material reduction in his title or responsibilities, (ii) the requirement to report to anyone other than WebMD’s CEO, (iii) a reduction in his base salary or material fringe benefits, (iv) a material breach by WebMD of his employment agreement, (v) relocation of his place of work outside Manhattan, New York, unless it is within 25 miles of his current residence, or (vi) the date that is six months following a Change in Control (as described below) of WebMD or HLTH (so long as we are a subsidiary of HLTH at the time of a Change in Control of HLTH and that Mr. Vuolo remains employed by WebMD’s successor or HLTH’s successor, or is terminated without Cause or resigns for Good Reason, during such six-month period).

•	For purposes of the employment agreement, a “Change in Control” would occur when: (i) any person, entity, or group acquires at least 50% of the voting power of WebMD or HLTH, (ii) there is a sale of all or substantially all of WebMD’s or HLTH’s assets in a transaction where then current stockholders do not receive a majority of the voting power or equity interest in the acquiring entity or its controlling affiliates or (iii) a complete liquidation or dissolution of WebMD or HLTH occurs.

•	The December 2008 amendment described the material terms of the December 2008 WebMD equity awards made to Mr. Vuolo. Specifically, Mr. Vuolo may resign one year after the occurrence of a Change in Control of WebMD (as defined in the WebMD 2005 Plan) or of HLTH (as defined in the HLTH 2000 Plan) and (i) he would continue to vest in the option granted on December 10, 2008 through the second anniversary of the Change in Control and (ii) that portion of the restricted stock award made on the same date that would have vested over the two year period following the Change in Control will become vested on the date of resignation. The February 2009 amendment provided that the option granted to Mr. Vuolo by HLTH on December 10, 2008 will be treated in the same manner as the WebMD grants made on such date and described above. The grant made at the time of WebMD’s initial public offering had a similar provision (with a 6 month transition requirement), but given that the last vesting of such grant is September 28, 2009, such provision has no further effect.

•	The employment agreement provides that in the event of a transaction whereby we are no longer a subsidiary of HLTH and, as a result, Mr. Vuolo is no longer providing services to HLTH, then all options to purchase HLTH’s stock granted to Mr. Vuolo will be treated as if his employment was terminated without Cause.

•	The employment agreement contains confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that end on the second anniversary of the date employment has ceased.

•	The December 2008 amendment also made changes to the agreement that were intended to bring its terms into compliance with Section 409A by, among other things, clarifying the timing of certain payments.

•	The employment agreement is governed by the laws of the State of New York.

•	The employment agreement contains a tax gross-up provision relating to any excise tax that Mr. Vuolo incurs by reason of his receipt of any payment that constitutes an excess parachute payment as defined in Section 280G. Any excess parachute and related gross-up payments made to Mr. Vuolo will not be deductible for federal income tax purposes.

Mark D. Funston

HLTH is party to an employment agreement with Mark Funston entered into in November 2006, at the time he was initially hired to be its Chief Financial Officer, and amended in December 2008. Since August 2007, Mr. Funston has also been serving as WebMD’s Chief Financial Officer. The following is a description of Mr. Funston’s employment agreement:

•	The agreement provides for an employment period for five years from November 13, 2006.

•	Under the agreement, Mr. Funston’s annual base salary is $375,000 and Mr. Funston is eligible to receive an annual bonus of up to 50% of his annual base salary, the actual amount to be determined by the HLTH Compensation Committee in its discretion. For 2008, Mr. Funston received a bonus of $130,000. See “— Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Bonuses Paid by HLTH to WebMD Named Executive Officers” above. For information regarding Mr. Funston’s equity compensation, see “— Executive Compensation Tables” above.

•	In the event of the termination of Mr. Funston’s employment by HLTH without “Cause” (as described below), he would be entitled to: (i) continuation of his base salary, as severance, for one year for each year of completed service with a minimum of one year and a maximum of three years (provided that if the termination occurs following a Change in Control (as defined in the HLTH 2000 Plan), the minimum severance pay period will be two years); (ii) payment of COBRA premiums as if he were an active employee with similar coverage for up to 18 months (or earlier, if he becomes eligible for comparable coverage); (iii) the restricted stock granted in November 2006, at the inception of his employment by HLTH, will vest and the restrictions thereon will lapse on the date of termination for that portion of the award that would have vested on the next two vesting dates (to the extent not previously vested); and (iv) the option granted by HLTH at the time of his employment will continue to vest and remain outstanding through the next two vesting dates (to the extent not previously vested). If his employment is terminated as a result of his becoming disabled or his death, he (or his estate) will be entitled to the payments and benefits as if his employment had been terminated by HLTH without cause. The purposes of the December 2008 amendment were to (i) bring the terms of the employment agreement into compliance with Section 409A by, among other things, clarifying the timing of certain payments and (ii) clarify that if Mr. Funston is solely serving as the Chief Financial Officer of WebMD and not of HLTH, the severance obligations will not be triggered. If, however, a transaction occurs that would result in the forfeiture of the HLTH equity granted to Mr. Funston in November 2006, the vesting of such equity will be treated, under the employment agreement, as if his employment was terminated without cause.

•	If Mr. Funston’s employment is terminated by HLTH for “Cause” or by him, he (a) would not be entitled to any further compensation or benefits and (b) would not be entitled to any additional rights or vesting with respect to the restricted stock or the stock options following the date of termination.

•	For purposes of Mr. Funston’s employment agreement, “Cause” generally includes: (i) his bad faith in connection with the performance of his duties or his willful failure to follow the lawful instructions of the Chief Executive Officer, the Board or the Audit Committee of HLTH, following written notice and a 20 day period of time to remedy such failure; (ii) his engaging in any willful misconduct that is, or is reasonably likely to be, injurious to HLTH (or any of its affiliates) or which could reasonably be expected to reflect negatively upon HLTH or otherwise impair or impede its operations; (iii) his material breach of a policy of HLTH, which breach is not remedied (if susceptible to remedy) following written notice and a 20 day period of time to remedy such breach; (iv) his material breach of the employment agreement, which breach is not remedied (if susceptible to remedy) following written notice and a 20 day period of time to remedy such breach; or (v) his commission of a felony in respect of a dishonest or fraudulent act or other crime of moral turpitude.

•	The employment agreement contains confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that end on the second anniversary of the date employment has ceased for any reason. The severance payments and other post-employment benefits due to Mr. Funston under the employment agreement are subject to Mr. Funston’s continued compliance with these covenants.

•	The employment agreement is governed by the laws of the State of New Jersey.

William Pence

WebMD is a party to an employment agreement with William Pence, dated October 1, 2007, entered into at the time he was hired as the Executive Vice President and Chief Technology Officer of WebMD, and amended in December 2008. The December 2008 amendment made changes to the agreement that were intended to bring its terms into compliance with Section 409A by, among other things, clarifying the timing of certain payments. The following is a description of Dr. Pence’s employment agreement, as amended:

•	Under his employment agreement, Dr. Pence’s annual base salary is $375,000 and he is eligible for an annual bonus, the target of which is 35% of his base salary, the actual amount to be determined by the WebMD Compensation Committee in its discretion. For 2008, Dr. Pence received an annual bonus of $55,000, determined by the WebMD Compensation Committee in its discretion. In addition, the Compensation Committee approved an SBP Award of $55,000 with respect to Dr. Pence. See “— Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Bonuses Paid by WebMD to its Named Executive Officers” and “Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Supplemental Bonus Program (SBP)” above. For information regarding Dr. Pence’s equity compensation, see “— Executive Compensation Tables” above.

•	In the event of the termination of Dr. Pence’s employment prior to November 1, 2011, by WebMD without “Cause” or by Dr. Pence for “Good Reason” (as those terms are described below), he would be entitled to continue to receive his base salary for one year from the date of termination, to receive any unpaid bonus for the year preceding the year in which the termination occurs, and to receive the employer portion of COBRA premiums until the earlier of one year following his termination and the date upon which he receives comparable coverage under another plan. Amounts with respect to Dr. Pence’s SBP Award are payable in accordance with the terms of the Supplemental Bonus Program Trust (see “— Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Bonuses Paid by WebMD to its Named Executive Officers” and “Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Supplemental Bonus Program (SBP)” above). In addition, in the event that a termination of Dr. Pence’s employment by WebMD without Cause or by Dr. Pence for Good Reason occurs before the fourth anniversary of the applicable grant date, 25% of his new hire option and the option granted on December 10, 2008 to purchase WebMD Class A Common Stock would continue to vest on the next vesting date following the date of termination.

•	In the event of a “Change in Control” of WebMD (as such term is defined in the WebMD 2005 Plan) and his subsequent termination by WebMD without Cause or by him for Good Reason within 12 months following such Change in Control, the unvested portion of his new hire option and the December 10, 2008 option to purchase WebMD Class A Common Stock would continue to vest through the second vesting date following such termination and 25% of the restricted shares of WebMD Class A Common Stock granted to him on his hire date would continue to vest as though he were an employee of WebMD through the next vesting date following the date of termination.

•	For purposes of the employment agreement:

—	a “Change in Control” would occur when: (i) a person, entity or group acquires more than 50% of the voting power of WebMD, (ii) there is a reorganization, merger or consolidation or sale involving all or substantially all of WebMD’s assets, or (iii) there is a complete liquidation or dissolution of WebMD.

—	“Cause” includes (i) continued willful failure to perform duties after 30 days’ written notice, (ii) willful misconduct or violence or threat of violence that would harm WebMD, (iii) a breach of a material WebMD policy, the employment agreement, or the Trade Secret and Proprietary Information Agreement (as described below), that remains unremedied after 30 days’ written notice, or (iv) conviction of a felony in respect of a dishonest or fraudulent act or other crime of moral turpitude.

—	“Good Reason” means Dr. Pence’s resignation of employment within 1 year of the occurrence of any of the following conditions or events: (i) a material reduction in base salary, (ii) a material reduction in authority, or (iii) any material breach of the employment agreement by WebMD; provided that Dr. Pence has provided written notice to WebMD within 90 days after the occurrence of such condition or event claimed to be Good Reason and WebMD has failed to remedy such condition or event within 30 days of receipt of such written notice.

•	The employment agreement and the Trade Secret and Proprietary Information Agreement described below are governed by the laws of the State of New York.

Dr. Pence is also a party to a related Trade Secret and Proprietary Information Agreement that contains confidentiality obligations that survive indefinitely. The agreement also includes non-solicitation provisions that prohibit him from hiring WebMD’s employees or soliciting any of WebMD’s clients or customers with whom he had a relationship during the time he was employed by WebMD, and non-competition provisions that prohibit him from being involved in a business that competes with WebMD’s business or that competes with any other business engaged in by any affiliates of WebMD if he is directly involved in such business. The non-solicitation and non-competition obligations end on the first anniversary of the date his employment ceases. The post-employment payments and benefits due to Dr. Pence are subject to his continued compliance with these covenants.

Martin J. Wygod

On August 3, 2005, HLTH amended and restated the employment agreement, dated October 8, 2001, with Martin J. Wygod. The agreement was further amended on February 1, 2006, December 1, 2008, December 29, 2008 and July 9, 2009 (we refer to the December 1, 2008 amendment as the 2008 Amendment and the July 9, 2009 amendment as the 2009 Amendment). Under the amended agreement, Mr. Wygod serves as HLTH’s Chairman of the Board, and also serves as Chairman of the Board of WebMD. In these positions, Mr. Wygod focuses on the overall strategy, strategic relationships and transactions intended to create long-term value for stockholders. He is also currently serving as Acting Chief Executive Officer of HLTH. The purposes of the 2008 Amendment included: (i) bringing the terms of the employment agreement into compliance with Section 409A by, among other things, clarifying the timing of certain payments, (ii) setting the severance period at three years (it had previously been the remainder of the five year term or, if longer, two years); and (iii) including bonus compensation (but excluding special or supplemental bonuses) as a component of the severance payment calculation, in recognition of the fact that bonuses have been a significant portion of the compensation paid to Mr. Wygod by HLTH. Notwithstanding the 2008 Amendment (as described below), HLTH, WebMD, and Mr. Wygod agree that Mr. Wygod will continue to carry out his duties as an executive officer and employee following the merger. The purpose of the 2009 Amendment is to provide for the terms of Mr. Wygod’s continued employment and to ensure that he continues to receive the severance he would have received under the 2008 Amendment had his employment with WebMD and HLTH terminated upon the closing date of the merger as had been contemplated.

The following is a description of Mr. Wygod’s amended employment agreement. In this description, the term “Change in Control” has the same meanings, as applied to HLTH and WebMD, as in the description of Mr. Cameron’s employment agreement, above.

•	The 2008 Amendment extended the employment period, under the employment agreement, through December 31, 2012, provided that a non-renewal by HLTH will be treated as a termination without “Cause” (as that term is described below) and have the consequences described below.

•	Under the employment agreement, Mr. Wygod received an annual base salary of $1.26 million, for his services as Chairman of the Board of HLTH, until the completion of WebMD’s initial public offering; when the initial public offering was completed in September 2005, Mr. Wygod’s base salary was reduced to $975,000 per year. Upon the closing date of the merger, Mr. Wygod’s salary will be reduced to $120,000. The amount of any bonus is in the discretion of the Compensation Committee of the Board of HLTH. For 2008, Mr. Wygod received an annual bonus of $1,500,000 from HLTH. See “— Compensation Discussion and Analysis — Use of Specific Types of Compensation in 2008 — Bonuses Paid by HLTH to WebMD Named Executive Officers” above. For information regarding Mr. Wygod’s equity compensation, see “— Executive Compensation Tables” above.

•	In the event of the termination of Mr. Wygod’s employment by HLTH without “Cause” or by Mr. Wygod for “Good Reason” (as those terms are described below), Mr. Wygod would be entitled to receive: (i) continuation of his salary, at the higher of his salary on December 1, 2008 or his salary on the date of his termination, and continuation of benefits until the third anniversary of the date of such termination; and (ii) for the year of such termination (and, if termination is after the end of a fiscal year for which bonuses have not yet been paid, for such fiscal year) and for each of the two years following such termination, an amount equal to the average of the annual bonuses received by Mr. Wygod for the three years prior to such termination (with any special or supplemental bonuses excluded for the purposes of such calculation). In addition, all options, or other forms of equity compensation, granted to Mr. Wygod by HLTH or any of its affiliates (which would include WebMD) that have not vested prior to the date of termination would become vested as of the date of termination and, assuming there has not been a Change in Control of HLTH or of WebMD, would continue to be exercisable for such three year period. In the event that Mr. Wygod’s employment is terminated due to death or disability, he or his estate would receive the same benefits as described above.

•	The employment agreement provides that in the event there is a Change in Control of HLTH, all outstanding options and other forms of equity compensation (including equity compensation granted by WebMD) would become immediately vested on the date of the Change in Control and, if following the Change in Control, Mr. Wygod’s employment terminates for any reason other than Cause, they would continue to be exercisable until expiration of their original terms. A Change in Control of HLTH is also an event that constitutes Good Reason for purposes of a termination by Mr. Wygod. In the event there is a Change in Control of WebMD, any portion of Mr. Wygod’s equity that relates to WebMD will fully vest and become exercisable on the date of such event, and if following such event, Mr. Wygod’s engagement with WebMD is terminated for any reason other than Cause, such equity will remain outstanding until the expiration of its original term. In addition, in the event of a Change of Control of HLTH, amounts payable under the employment agreement would be required to be placed in a rabbi trust for the benefit of Mr. Wygod.

•	For purposes of the employment agreement: (a) “Cause” includes a final court adjudication that Mr. Wygod (i) committed fraud or a felony directed against HLTH or an affiliate relating to his employment, or (ii) materially breached any of the material terms of the employment agreement; and (b) the definition of “Good Reason” includes the following conditions or events: (i) a material reduction in title or responsibility that remains in effect for 30 days after written notice, (ii) a final court adjudication that we materially breached any material provisions of the employment agreement, (iii) failure to serve on HLTH’s Board or Executive Committee of HLTH’s Board, or (iv) the occurrence of a Change in Control of HLTH.

•	In the event Mr. Wygod terminates his engagement with WebMD for “Good Reason” (as described in the following sentence), any portion of equity that relates to WebMD will fully vest and become exercisable on the date his engagement terminates and will remain exercisable for the three year severance period. For the purposes of a termination of Mr. Wygod’s engagement with WebMD by him, “Good Reason” means a material reduction in Mr. Wygod’s title or responsibilities as Chairman of the Board of WebMD.

•	Pursuant to the 2008 Amendment, in the event of a transaction between HLTH and WebMD that does not constitute a Change in Control but in which the two entities combine, Mr. Wygod would have served as a non-employee, non-executive Chairman with no salary and (i) he would have received the cash severance and benefit continuation provided in the employment agreement and (ii) provisions contained in the employment agreement applicable to equity awards would have remained in effect and would apply in the event that Mr. Wygod were to cease serving as Chairman of the Board for certain reasons. Pursuant to the 2009 Amendment, however, Mr. Wygod will continue to serve as the Executive Chairman of the Board of WebMD and will continue to be an employee and executive officer of WebMD following the closing date of the merger. The terms of Mr. Wygod’s employment agreement (as amended in December 2008) will generally remain in effect as described above; however (i) his base salary will be reduced to $120,000 and (ii) if his employment terminates for any reason or for no reason following the merger, Mr. Wygod will be entitled to the cash severance and continued benefit participation he would have received if his employment terminated upon the consummation of the merger as had been contemplated, calculated as if such termination occurred immediately prior to the closing date of the merger. Mr. Wygod will not be required to provide any consulting services following his termination of employment in order to receive these payments. Mr. Wygod may not resign without “Good Reason” and receive the acceleration of vesting of his equity.

•	The employment agreement contains confidentiality obligations that survive indefinitely and non-solicitation and non-competition obligations that continue until the third anniversary of the date his employment has ceased. The post-employment payments and benefits due to Mr. Wygod under the employment agreement are subject to his continued compliance with these covenants.

•	The employment agreement contains a tax gross-up provision relating to any excise tax that Mr. Wygod incurs by reason of his receipt of any payment that constitutes an excess parachute payment as defined in Section 280G. Any excess parachute payments and related tax gross-up payments made to Mr. Wygod will not be deductible by HLTH for federal income tax purposes.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF WEBMD

Transactions with HLTH

This section describes the material provisions of agreements between HLTH (or one of its subsidiaries other than WebMD and its subsidiaries) and WebMD (or one of its subsidiaries). For additional information regarding certain of these agreements and charges from WebMD to HLTH and from HLTH to WebMD under certain of these agreements and certain predecessor arrangements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Transactions with HLTH” in Annex C-2 to this joint proxy statement/prospectus and Note 5 to the WebMD Consolidated Financial Statements included in Annex C-1 to this joint proxy statement/prospectus.

Merger Agreement

For information regarding the merger agreement entered into between HLTH and WebMD on June 17, 2009, see “The Merger Agreement” above.

Termination Agreement

On October 19, 2008, pursuant to the terms of a termination agreement (which we refer to as the Termination Agreement), HLTH and WebMD mutually agreed, in light of recent turmoil in financial markets, to terminate the 2008 Merger Agreement. The termination was by mutual agreement of the companies and was unanimously approved by the Board of Directors of each of the companies and by a special committee of independent directors of WebMD. The Termination Agreement maintained HLTH’s obligation, under the terms of the 2008 Merger Agreement, to pay the expenses of WebMD incurred in connection with the Proposed 2008 Merger. In connection with the termination of the 2008 Merger Agreement, HLTH and WebMD amended the Tax Sharing Agreement between them (see “— Tax Sharing Agreement” below) and HLTH assigned to WebMD a data license agreement with EBS (see “— Other Arrangements with HLTH” below).

Services Agreement

WebMD has entered into a Services Agreement with HLTH pursuant to which WebMD is charged for specified services provided to WebMD by HLTH. Under the Services Agreement, HLTH receives an amount that reasonably approximates its cost of providing services to WebMD. The services that HLTH provides to WebMD include certain administrative services, including services relating to payroll, accounting, tax planning and compliance, employee benefit plans, legal matters and information processing. In addition, WebMD reimburses HLTH for an allocated portion of certain expenses that HLTH incurs for outside services and similar items, including insurance and audit fees, outside personnel, facilities costs, professional fees, software maintenance fees and telecommunications costs. HLTH has agreed to make the services available to WebMD for a term of up to 5 years following WebMD’s initial public offering. However, WebMD is not required, under the Services Agreement, to continue to obtain services from HLTH. In the event WebMD wishes to receive those services from a third party or provide them internally, WebMD has the option to terminate services, in whole or in part, at any time WebMD chooses to do so, generally by providing, with respect to the specified services or groups of services, 60 days’ notice and, in some cases, paying a termination fee of not more than $30,000 to cover costs of HLTH relating to the termination. HLTH has the option to terminate the services that it provides to WebMD, in whole or in part, if it ceases to provide such services for itself, upon at least 180 days’ written notice to WebMD. WebMD paid HLTH approximately $3,410,000 under the Services Agreement in 2008 and approximately $3,340,000 in 2007.

Registration Rights Agreement

WebMD has entered into a Registration Rights Agreement with HLTH, which requires WebMD to use its reasonable best efforts, upon HLTH’s request, to register under the applicable federal and state securities laws any of the shares of WebMD’s equity securities owned by HLTH for sale in accordance with HLTH’s intended method of disposition, and to take such other actions as may be necessary to permit the sale in other jurisdictions, subject to specified limitations. HLTH has the right to include the shares of WebMD’s equity securities it beneficially owns in other registrations of these equity securities WebMD initiates. WebMD is required to pay all expenses incurred in connection with each registration, excluding underwriters’ discounts, if any. Subject to specified limitations, the registration rights are assignable by HLTH and its assignees. The Registration Rights Agreement contains customary indemnification and contribution provisions.

Tax Sharing Agreement

WebMD is a party to a Tax Sharing Agreement with HLTH that governs the respective rights, responsibilities, and obligations of HLTH and WebMD with respect to tax liabilities and benefits, tax attributes, tax contests and other matters regarding taxes and related tax returns. In general, the Tax Sharing Agreement does not require HLTH or WebMD to reimburse the other party to the extent of any net tax savings realized by the consolidated group, as a result of the group’s utilization of WebMD’s or HLTH’s attributes, including net operating losses, during the period of consolidation. However, under the Tax Sharing Agreement, HLTH was required to compensate WebMD for any use of WebMD’s NOL carryforwards that resulted from certain extraordinary transactions that occurred prior to January 1, 2008. Specifically, the Tax Sharing Agreement provides that, with respect to such extraordinary transactions, if HLTH or any corporation that is controlled, directly or indirectly, by HLTH, other than WebMD or its subsidiaries, had income or gain from the sale of assets (including a subsidiary) outside the ordinary course of business, extinguishment of debt or other extraordinary transaction (which we refer to as Extraordinary Gains) that occurred prior to January 1, 2008, HLTH was required to make a payment to WebMD and its subsidiaries (which we refer to collectively as the WebMD Subgroup) equal to 35% of the amount of the WebMD Subgroup’s NOL carryforwards that were absorbed in the consolidated tax return as a result of the incurrence of such Extraordinary Gains. Under the Tax Sharing Agreement, HLTH reimbursed WebMD approximately $150 million with respect to the EPS Sale and the 2006 EBS Sale.

WebMD has agreed in the Tax Sharing Agreement that it will not knowingly take or fail to take any action that could reasonably be expected to preclude HLTH’s ability to undertake a split-off or spin-off on a tax-free basis. WebMD has also agreed that, in the event that HLTH decides to undertake a split-off or spin-off of WebMD’s capital stock to HLTH’s shareholders, we will enter into a new Tax Sharing Agreement with HLTH that will set forth the parties’ respective rights, responsibilities and obligations with respect to any such split-off or spin-off.

Beneficial ownership of at least 80% of the total voting power and value of WebMD’s capital stock is required in order for HLTH to continue to include the WebMD Subgroup in its consolidated group for federal income tax purposes. It is the present intention of HLTH to continue to file a single consolidated federal income tax return with its eligible subsidiaries. Each member of the consolidated group for federal income tax purposes will be jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax Sharing Agreement allocates tax liabilities between WebMD and HLTH during the period in which WebMD is included in the consolidated group of HLTH, WebMD could be liable for the federal income tax liability of any other member of the consolidated group in the event any such liability is incurred and not discharged by such other member. The Tax Sharing Agreement provides, however, that HLTH will indemnify WebMD to the extent that, as a result of being a member of the consolidated group of HLTH, WebMD becomes liable for the federal income tax liability of any other member of the consolidated group, other than the WebMD Subgroup. Correspondingly, the Tax Sharing Agreement requires WebMD to indemnify HLTH and the other members of the consolidated group with respect to WebMD’s federal income tax liability. Similar principles generally will apply for income tax purposes in some state, local and foreign jurisdictions.

Indemnity Agreement

WebMD has entered into an Indemnity Agreement with HLTH, under which WebMD and HLTH have agreed to indemnify each other with respect to some matters. WebMD has agreed to indemnify HLTH against liabilities arising from or based on:

•	the operations of WebMD’s business;

•	any material untrue statements or omissions in the prospectus included in the registration statement for WebMD’s initial public offering (which we refer to as the IPO Prospectus), other than material untrue statements or omissions contained in or pertaining to information relating solely to HLTH; and

•	guarantees or undertakings made by HLTH to third parties in respect of WebMD’s liabilities or obligations or those of WebMD’s subsidiaries.

HLTH has agreed to indemnify WebMD against liabilities arising from or based on:

•	the operations of HLTH’s business;

•	any material untrue statements or omissions in the IPO Prospectus, other than material untrue statements or omissions contained in or pertaining to information relating solely to WebMD; and

•	certain pre-existing legal proceedings.

The agreement contains provisions governing notice and indemnification procedures.

Intellectual Property License Agreement

The Intellectual Property License Agreement governs certain rights, responsibilities, and obligations of HLTH and WebMD with respect to the name “WebMD” and related intellectual property that HLTH had used. Under the Intellectual Property License Agreement, HLTH transferred any right it may have to the name “WebMD” and the related intellectual property to WebMD prior to the completion of WebMD’s initial public offering.

Private Portals License

HLTH licenses WebMD’s private portal health and benefits management services for use by employees of HLTH. The fees payable by HLTH to WebMD for this license were approximately $80,000 for 2008 and approximately $250,000 in 2007.

Other Arrangements with HLTH

On January 31, 2006, HLTH entered into agreements with WebMD in which both parties agreed to support each other’s product development and marketing efforts regarding specified product lines. These agreements were amended, in connection with HLTH’s sales of Emdeon Practice Services (which we refer to as EPS) and of a 52% interest in Emdeon Business Services (which we refer to as EBS), to separate the provisions applicable to each of HLTH, EPS and EBS and to make certain modifications in the relationships between WebMD and each of those parties. In addition, in connection with the VIPS Sale, the remaining provisions applicable to HLTH and ViPS were terminated. In an amended agreement with WebMD, EPS agreed to continue its strategic relationship with WebMD following the sale and agreed to integrate WebMD’s personal health record with the clinical products of EPS, including the electronic medical record, to allow import of data from one to the other, subject to applicable law and privacy and security requirements. In an amended agreement with WebMD, EBS agreed to continue its strategic relationship with WebMD and to market WebMD’s online decision-support platform and tools that support consumer directed health plans and health savings accounts to its payer customers for integration into their consumer directed health offerings. In addition, pursuant to a data license agreement, EBS agreed to license certain de-identified data to HLTH and its subsidiaries for use in the development and commercialization of certain applications that use clinical information, including consumer decision-support applications. As noted above under “— Termination Agreement,” HLTH assigned the data license agreement to WebMD in connection with the termination of the merger agreement with WebMD.

HLTH has in the past entered into, and may from time to time in the future enter into, ordinary course business arrangements with WebMD or its subsidiaries that are not material to either company and may not be the subject of any ongoing contract. For example, from time to time, subsidiaries of HLTH have advertised some of their products and services on WebMD’s physician portals.

Other Related Party Transactions

HLTH was reimbursed approximately $297,000 and $278,000 for 2008 and 2007, respectively, by Martin J. Wygod (HLTH’s Chairman of the Board and Acting Chief Executive Officer and WebMD’s Chairman of the Board) and a corporation that he controls, for personal use of certain of HLTH staff and office facilities and for the personal portion of certain travel expenses.

FMR Corp. reported beneficial ownership, as of December 31, 2008, of shares that represented approximately 9.9% of HLTH’s outstanding Common Stock and approximately 5.2% of the outstanding WebMD Class A Common Stock. Affiliates of FMR Corp. provide services to HLTH in connection with the HLTH 401(k) Plan and the Porex 401(k) Savings Plan. The aggregate amount charged to HLTH for these services was approximately $74,000 for 2008 and approximately $37,000 for 2007. In 2004, we entered into an agreement with Fidelity Human Resources Services Company LLC (which we refer to as FHRS) (formerly known as Fidelity Employer Services Company LLC), an affiliate of FMR Corp., to integrate WebMD’s private portals product into the services FHRS provides to its clients. FHRS provides human resources administration and benefit administration services to employers. WebMD recorded revenue of $9,399,000 in 2008 and $10,362,000 in 2007 related to the FHRS agreement, and $2,070,000 and $2,069,000, respectively, were included in accounts receivable, related to the FHRS agreement, as of December 31, 2008 and December 31, 2007. For additional information, see Note 7 to the WebMD Consolidated Financial Statements included in Annex C-1 to this joint proxy statement/prospectus.

Audit Committee Review of Related Party Transactions

Under WebMD’s Code of Business Conduct, directors and executive officers are required to disclose to WebMD’s General Counsel or its Compliance Officer any transactions or relationships they are involved in that present or may present a conflict of interest with WebMD, including those that would be required to be disclosed as a related party transaction under applicable SEC rules. Under WebMD’s Code of Business Conduct and the Audit Committee Charter, the Audit Committee has authority to determine whether to approve or ratify such transactions and relationships on behalf of WebMD, other than transactions between HLTH and WebMD which, as described below, are overseen by the Related Parties Committee of the WebMD Board. The Audit Committee considers whether to ratify or approve such transactions and relationships on a case-by-case basis, rather than pursuant to a general policy.

If not disclosed to the Audit Committee or if, after disclosure, not ratified or approved by the Audit Committee, a transaction or relationship presenting a conflict of interest or potential conflict of interest between a director or executive officer and WebMD may violate WebMD’s Code of Business Conduct and other company policies. When reviewing such a relationship or transaction, the Audit Committee will examine the terms of the transaction to determine how close they are to terms that would be likely to be found in a similar arms’-length transaction and, if not, whether they are otherwise reasonable and fair to WebMD. In addition, the Audit Committee will consider the nature of the related party’s interest in the transaction and the significance of the transaction to the related party. If the transaction involves a non-employee director, the Audit Committee may also consider whether the transaction would compromise the director’s independence. The Audit Committee may condition its ratification or approval of a transaction or relationship on imposition of specified limitations on the transaction or relationship or specific monitoring requirements on an ongoing basis.

In the case of transactions and relationships between WebMD and HLTH, the WebMD Board has delegated ongoing authority to ratify, approve and monitor them to the Related Parties Committee of the WebMD Board. See “WebMD Corporate Governance — Committees of the WebMD Board of Directors — Related Parties Committee” above. The Related Parties Committee of the WebMD Board consists solely of non-employee directors who are not also directors of HLTH. HLTH has a similar committee with authority to ratify, approve and monitor those transactions and relationships on its behalf, consisting solely of non-employee directors who are not also directors of WebMD.

WEBMD PROPOSAL 3: AMENDMENT TO THE
AMENDED AND RESTATED 2005 LONG-TERM INCENTIVE PLAN

A proposal to ratify and approve an amendment to WebMD’s Amended and Restated 2005 Long-Term Incentive Plan to increase the number of shares of WebMD Common Stock issuable under that Plan by 1,100,000 shares, to a total of 15,600,000 shares.

WebMD’s Board of Directors recommends that stockholders vote “FOR” Proposal 3

Background

As of August 31, 2009, there were approximately 2,500,000 million shares available for grant under HLTH’s equity compensation plans. Under applicable Nasdaq listing standards, WebMD would be permitted to continue to make grants under those plans after completion of the merger, with the number of shares to be available to be adjusted to reflect the exchange ratio (or approximately 1,100,000 shares of WebMD Common Stock). However, the WebMD Compensation Committee has determined that it would be in the best interests of WebMD and its stockholders to, instead, cease making grants under HLTH’s plans and increase the number of shares of WebMD Common Stock issuable under the WebMD 2005 Plan by 1,100,000 shares. Accordingly, the Board of Directors of WebMD is asking WebMD stockholders to ratify and approve this increase in the number of shares issuable under the 2005 WebMD Plan. If stockholders of WebMD approve Proposal 3, then the WebMD Compensation Committee will take all required steps to cease making grants under the HLTH equity compensation plans upon completion of the merger. HLTH does not expect to make any significant grants of options between the date of this joint proxy statement/prospectus and the completion of the merger. However, if HLTH were to do so and the number of shares available for grant by HLTH under its equity plans at the time of the merger is less than 2,500,000, the WebMD Compensation Committee will take the necessary steps to cause the number of shares of WebMD Common Stock issuable under the WebMD 2005 Plan immediately following the merger (and after giving effect to the increase contemplated by this Proposal 3) to be proportionately reduced, taking into account the exchange ratio in the merger.

As more fully described in the “Compensation Discussion and Analysis” included in the respective “Executive Compensation” sections for HLTH and WebMD above (which we refer to as the CD&As), HLTH and WebMD typically grants stock options (and, in the case of certain officers, restricted stock) when officers and other employees first join the company, in connection with a significant change in responsibilities and, occasionally, to achieve equity within a peer group. WebMD expects to continue these practices. HLTH and WebMD have each, in the past, from time to time, made additional grants where appropriate to retain and motivate our officers and employees and may do so in the future. See “— Summary of the WebMD 2005 Plan — New Plan Benefits Table” below for information regarding grants under the WebMD 2005 Plan during 2008 to WebMD directors and executive officers and see the CD&As, included above in this joint proxy statement/prospectus, for information regarding broad-based grants made by each of HLTH and WebMD in December 2008. As of the date of this joint proxy statement/prospectus, WebMD has no current plans or proposals to make grants of awards under the WebMD 2005 Plan to specific employees or officers of either WebMD or HLTH. However, competition for qualified personnel in the healthcare information services and Internet industries is intense. WebMD needs to be able to attract, motivate and retain experienced executives, writers and editors, software developers and other technical personnel, and sales and marketing personnel, among others. The availability of additional options and/or other stock-based awards for future grants will provide WebMD with greater ability to attract and retain employees in the future by offering compensation packages competitive with those available from other potential employers, while continuing to allow WebMD to use equity as a significant component of compensation.

The WebMD 2005 Plan is the only equity compensation plan of WebMD under which grants of stock-based awards may currently be made. Under the WebMD 2005 Plan, a total of approximately 2,000,000 shares were available for future grant, as of August 31, 2009. If Proposal 3 is approved by WebMD’s stockholders, an additional 1,100,000 shares would become available for future grants under the WebMD 2005 Plan. In approving the amendment to the WebMD 2005 Plan reflected in Proposal 3, the WebMD Compensation Committee took into account the fact that grants under HLTH’s 2000 Plan would no longer be permitted after

January 1, 2010 and that grants under HLTH’s 2002 Restricted Stock Plan would no longer be permitted after September 13, 2012 and that Proposal 3 would, in effect, result in a longer period of availability for the additional 1,100,000 shares of WebMD Common Stock being added to the WebMD 2005 Plan, which continues in effect until September 2015. However, the WebMD Compensation Committee believes that, even if viewed simply as an increase in the size of the WebMD 2005 Plan, unrelated to the merger between HLTH and WebMD, such an increase would be reasonable and appropriate and that it is administratively preferable to have the increased available shares be in the plan that WebMD is currently using to make grants of stock options and restricted stock, rather than in the HLTH plans to be assumed by WebMD in the merger.

Persons eligible to receive awards under the WebMD 2005 Plan are employees or officers (including executive officers) of WebMD and its subsidiaries and of HLTH and its other subsidiaries, directors of WebMD, and certain consultants to WebMD or any of its subsidiaries. As of June 30, 2009, approximately 1,330 officers and employees of WebMD and its subsidiaries (including all of its executive officers), as well as each of its 6 non-employee directors, are eligible to receive grants under the WebMD 2005 Plan. As of June 30, 2009, approximately 580 officers and employees of HLTH and its subsidiaries (other than WebMD and its subsidiaries) are eligible to receive grants under the WebMD 2005 Plan (of which approximately 50 are employees of HLTH and the remainder are employees of Porex). However, prior to the date of this joint proxy statement/prospectus, only three employees of HLTH who are not officers or employees of WebMD have received a grant under the WebMD 2005 Plan. Following the merger, all HLTH employees will become employees of the combined company. As described more fully in “The Merger Agreement — Effect on Capital Stock; Merger Consideration; Exchange of Certificates — HLTH Stock Options” and “The Merger Agreement — Effect on Capital Stock; Merger Consideration; Exchange of Certificates — HLTH Restricted Stock” above, options to purchase HLTH Common Stock outstanding immediately prior to the merger will be converted into options to purchase WebMD Common Stock and assumed by WebMD and unvested HLTH Restricted Stock will be converted into unvested WebMD Restricted Stock in the merger. However, as described above, if Proposal 3 is approved no further grants of options or restricted stock will be made under HLTH’s existing equity compensation plans

WebMD stockholder approval of Proposal 3 is being sought in order to comply with applicable requirements of the Nasdaq listing standards and, to the extent permitted by law, to preserve the tax deductible status for certain awards granted under the WebMD 2005 Plan. The stock options (and, if any, stock appreciation rights) that would be granted under the WebMD 2005 Plan are intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code.

As of September 11, 2009, the market price of WebMD Class A Common Stock, based upon the closing sales price as reported on the Nasdaq Global Select Market, was $32.17 per share.

Summary of the WebMD 2005 Plan

Set forth below is a summary of the principal features of the WebMD 2005 Plan. The following summary is qualified in its entirety by the full text of the WebMD 2005 Plan, which appears as Annex D to this joint proxy statement/prospectus. References to WebMD Class A Common Stock in the summary below also refer to WebMD Common Stock after completion of the merger.

General

The purpose of the WebMD 2005 Plan is to promote WebMD’s success by linking the personal interests of WebMD’s or its parent’s employees, officers, directors and consultants to those of its stockholders, and to provide participants with an incentive for outstanding performance. The WebMD 2005 Plan authorizes the grant of awards in any of the following forms:

•	options to purchase shares of Class A Common Stock, which may be incentive stock options or nonqualified stock options;

•	stock appreciation rights (settled in cash or Class A Common Stock);

•	performance shares;

•	restricted stock;

•	dividend equivalents;

•	other stock-based awards;

•	any other right or interest relating to Class A Common Stock; or

•	cash.

Share Limits

An aggregate of 14,500,000 shares of Class A Common Stock is issuable under the WebMD 2005 Plan and, as of August 31, 2009, approximately 2,000,000 shares were available for future grant under the WebMD 2005 Plan. If any outstanding stock option expires or is terminated before being fully exercised or any restricted stock or other share-based award is forfeited, then the shares allocable to the unexercised or forfeited portion would again become available for issuance under the WebMD 2005 Plan. However, shares that are not issued or delivered as a result of the net settlement of a stock option and shares used to pay the withholding taxes related to a stock award do not become available again for future grants under the WebMD 2005 Plan; instead, the full number of shares underlying options exercised by net settlement are deemed to have already been used for purposes of determining the number of shares remaining available for future grants. For more information, see Note 3 to the table included in “— WebMD Equity Compensation Plan Information” below.

The maximum number of shares of Class A Common Stock with respect to one or more options, stock appreciation rights or combination of options and stock appreciation rights that may be granted during any one calendar year under the WebMD 2005 Plan to any one person is 412,500 (all of which, may be granted as incentive stock options), except that that limit may be increased by 412,500 for awards made in connection with a person’s initial hiring.

The maximum fair market value of any awards (determined as of the date of the grant), other than options and stock appreciation rights, that may be received by a participant, less any consideration paid by the participant for such award, during any one calendar year under the WebMD 2005 Plan is $5,000,000. The maximum number of shares of WebMD’s Class A Common Stock that may be subject to one or more performance shares (or used to provide a basis of measurement for one to determine the value of a performance share) granted in any one calendar year to any one person is 412,500.

Administration

The WebMD 2005 Plan is administered by WebMD’s Compensation Committee. The Compensation Committee has the authority:

•	to designate participants;

•	to determine the type or types of awards to be granted to each participant and the number, terms and conditions of awards or amend the terms of such award (subject to the terms of the WebMD 2005 Plan);

•	to accelerate the vesting or lapse of restrictions applicable to an award based in each case on such considerations as the Compensation Committee may determine in its discretion;

•	to establish, adopt or revise any rules and regulations as it may deem advisable to administer the WebMD 2005 Plan; and

•	to make all other decisions and determinations that may be required under the WebMD 2005 Plan.

Subject to certain limitations, the Compensation Committee is permitted to delegate to one or more directors or executive officers its authority under the WebMD 2005 Plan. The Compensation Committee has delegated certain of its authority to WebMD’s Chief Executive Officer, subject to concurrence by WebMD’s Chief Financial Officer, to grant awards to employees who are not executive officers up to the following limits: options to purchase up to 50,000 shares and restricted stock with an aggregate fair market value of up to $200,000.

Stock Options

The Compensation Committee is authorized under the WebMD 2005 Plan to grant options, which may be incentive stock options or nonqualified stock options. All options will be evidenced by a written award agreement between WebMD and the participant, which will include any provisions specified by the Compensation Committee. The exercise price of an option may not be less than the fair market value of WebMD’s Class A Common Stock on the date of grant. The terms of an incentive stock option will be intended to meet the requirements of Section 422 of the Code.

Stock Appreciation Rights

The Compensation Committee may also grant stock appreciation rights. Upon the exercise of a stock appreciation right, the holder will have the right to receive the excess, if any, of the fair market value of one share of WebMD’s Class A Common Stock on the date of exercise, over the grant price of the stock appreciation right as determined by the Compensation Committee, which will not be less than the fair market value of one share of WebMD’s Class A Common Stock on the date of grant. All awards of stock appreciation rights will be evidenced by an award agreement reflecting the terms, methods of exercise, methods of settlement, form of consideration payable in settlement, and any other terms and conditions of the stock appreciation right, as determined by the Compensation Committee at the time of grant.

Restricted Stock Awards

The Compensation Committee may make awards of restricted Class A Common Stock to participants, which will be subject to restrictions on transferability and other restrictions as the Compensation Committee may impose, including, without limitation, restrictions on the right to vote restricted stock or the right to receive dividends, if any, on the restricted stock. These awards may be subject to forfeiture upon termination of employment or upon a failure to satisfy performance goals during the applicable restriction period.

Performance Shares

The Compensation Committee may grant performance shares to participants on terms and conditions as may be selected by the Compensation Committee. The Compensation Committee will have the discretion to determine the number of performance shares granted to each participant and to set performance goals and other terms or conditions to payment of the performance shares in its discretion which, depending on the extent to which they are met, will determine the number and value of performance shares that will be paid to the participant.

Dividend Equivalents

The Compensation Committee is authorized to grant dividend equivalents to participants subject to terms and conditions as may be selected by the Compensation Committee. Dividend equivalents will entitle the participant to receive payments equal to dividends (in cash, shares of WebMD’s Class A Common Stock or other property) with respect to all or a portion of the number of shares of WebMD’s Class A Common Stock subject to an award.

Other Stock-Based Awards

The Compensation Committee may, subject to limitations under applicable law, grant other awards that are payable in, or valued relative to, shares of Class A Common Stock as will be deemed by the Compensation Committee to be consistent with the purposes of the WebMD 2005 Plan, including without limitation shares of Class A Common Stock awarded purely as a bonus and not subject to any restrictions or conditions. The Compensation Committee will determine the terms and conditions of any other stock-based awards.

Annual Awards to Non-Employee Directors

The WebMD 2005 Plan provides for an automatic grant on January 1 of each year of options to purchase 13,200 shares of Class A Common Stock to each member of WebMD’s board on that date who is not an employee of WebMD or of HLTH. These options will have an exercise price equal to the fair market value of WebMD’s Class A Common Stock on the date of grant and will vest as to 25% of the underlying shares on each of the first through fourth anniversaries of the date of grant (full vesting on the fourth anniversary of the date of the grant). These options will expire ten years after the date of grant (unless previously exercised) or earlier in the event the optionee ceases to serve as a director. See “— Acceleration upon Certain Events” below for a description of certain events that will result in acceleration of vesting of these options.

Performance Goals

In order to preserve full deductibility under Section 162(m) of the Internal Revenue Code, the Compensation Committee may determine that any award will be determined solely on the basis of:

•	the achievement by WebMD or one of its subsidiaries of a specified target return, or target growth in return, on equity or assets;

•	total stockholder return, described as WebMD’s stock price appreciation plus reinvested dividends, relative to a defined comparison group or target over a specific performance period;

•	WebMD’s stock price;

•	the achievement by WebMD or a business unit, or one of WebMD’s subsidiaries, of a specified target, or target growth in, revenues, net income, earnings per share, EBIT or EBITDA; or

•	any combination of the above.

If an award is made on this basis, the Compensation Committee must establish goals prior to the beginning of the period for which the performance goal relates, or by a later date as may be permitted under applicable tax regulations, and the Compensation Committee may for any reason reduce, but not increase, any award, notwithstanding the achievement of a specified goal. Any payment of an award granted with performance goals will be conditioned on the written certification of the Compensation Committee in each case that the performance goals and any other material conditions were satisfied.

Limitation on Transfer and Beneficiaries

No award under the WebMD 2005 Plan is assignable or transferable other than by will or the laws of descent and distribution or, except in the case of an incentive stock option, pursuant to a qualified domestic relations order. However, the Compensation Committee may permit other transfers if it deems appropriate and will generally permit transfers made without consideration to family trusts established for estate planning or similar purposes.

Acceleration upon Certain Events

Unless otherwise set forth in the applicable award agreement, upon the participant’s death or termination of employment as a result of disability, all outstanding options, stock appreciation rights, and other awards in the nature of rights that may be exercised will become fully exercisable and all restrictions on outstanding awards will lapse. Any options or stock appreciation rights will thereafter continue or lapse in accordance with the other provisions of the WebMD 2005 Plan and the award agreement. In addition, the Compensation Committee may at any time in its discretion declare any or all awards to be fully or partially vested and exercisable, provided that the Compensation Committee will not have the authority to accelerate or postpone the timing of payment or settlement with respect to awards subject to Section 409A of the Code in a manner that would cause the awards to be subject to certain related interest and penalty provisions. The Compensation Committee may discriminate among participants or among awards in exercising such discretion. Awards made to WebMD’s directors who are not employed by WebMD or its parent will automatically accelerate in the event of a Change of Control. For purposes of the Plan, a Change of Control generally includes (i) a change in the majority of the board of directors of WebMD without the consent of the incumbent directors, (ii) any person or entity becoming the beneficial owner of 50% or more of the voting shares of WebMD, (iii) consummation of a reorganization, merger or similar transaction where WebMD’s stockholders no longer represent 50% of the voting power; and (iv) consummation of a sale of all or substantially all of WebMD’s assets; provided that no public offering nor any split-off, spin-off, stock dividend or similar transaction as a result of which the voting securities of WebMD are distributed to HLTH’s stockholders will constitute a Change in Control of WebMD. The merger will not constitute a Change in Control for purposes of the WebMD 2005 Plan.

No Repricing

No adjustment may be made to a stock option or stock appreciation right award under the WebMD 2005 Plan (by amendment, cancellation and regrant, exchange or other means) that would constitute a repricing of the per share exercise or base price of the award without prior approval of WebMD’s stockholders. The Compensation Committee is, however, required to make certain adjustments to the per share exercise price or base price, as well as certain other terms, in the case of a stock split and certain other events affecting the underlying Common Stock.

Termination and Amendment

WebMD’s board or Compensation Committee has the right at any time to amend or terminate the WebMD 2005 Plan, but it may condition any amendment on the approval of WebMD’s stockholders if such approval will be necessary or advisable under tax, securities, stock exchange or other applicable laws, policies or regulations. The board or the Compensation Committee has the right to amend or terminate any outstanding award without approval of the participant, but an amendment or termination may not, without the participant’s consent, reduce or diminish the value of the award determined as if it had been exercised, vested, cashed in or otherwise settled on the date of the amendment or termination, and the original term of any option may not be extended. The Compensation Committee has broad authority to amend the WebMD 2005 Plan or any outstanding award without the approval of the participants to the extent necessary to comply with applicable tax laws, securities laws, accounting rules or other applicable laws, or to ensure that an award is not subject to interest and penalties under Section 409A of the Code. If any provision of the WebMD 2005 Plan or any award agreement contravenes any regulation or U.S. Department of Treasury guidance promulgated under Section 409A of the Code that could cause an award to be subject to interest and penalties, such provision will be modified to maintain the original intent of the provision without violating Section 409A. Furthermore, any discretionary authority that the Compensation Committee may have pursuant to the WebMD 2005 Plan will not be applicable to an award that is subject to Section 409A to the extent such discretionary authority will contravene Section 409A.

Federal Income Tax Information

The following discussion is a summary of the federal income tax consequences relating to the grant and exercise of awards under the WebMD 2005 Plan and the subsequent sale of Common Stock that will be acquired under this Plan. The tax effect of exercising awards may vary depending upon the particular circumstances, and the income tax laws and regulations change frequently.

Nonqualified Stock Options.  There will be no federal income tax consequences to a participant or to WebMD upon the grant of a nonqualified stock option. When the participant exercises a nonqualified option, however, he will realize ordinary income in an amount equal to the excess of the fair market value of the option shares that he receives upon exercise of the option at the time of exercise over the exercise price, and WebMD will be allowed a corresponding deduction. Any gain that a participant realizes when the participant later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long the participant held the shares.

Incentive Stock Options.  There typically will be no federal income tax consequences to a participant or to WebMD upon the grant or exercise of an incentive stock option. If the participant holds the option shares for the required holding period of at least two years after the date the option was granted or one year after exercise of the option, the difference between the exercise price and the amount realized upon sale or disposition of the option shares will be long-term capital gain or loss, and WebMD will not be entitled to a federal income tax deduction. If the participant disposes of the option shares in a sale, exchange, or other disqualifying disposition before the required holding period ends, he will realize taxable ordinary income in an amount equal to the excess of the fair market value of the option shares at the time of exercise over the exercise price, and WebMD will be allowed a federal income tax deduction equal to such amount. While the exercise of an incentive stock option does not result in current taxable income, the excess of the fair market value of the option shares at the time of exercise over the exercise price will be an item of adjustment for purposes of determining the participant’s alternative minimum tax.

Stock Appreciation Rights.  The participant will not recognize income, and WebMD will not be allowed a tax deduction, at the time a stock appreciation right is granted. When the participant exercises the stock appreciation right, the fair market value of any shares of Common Stock received will be taxable as ordinary income, and WebMD will be allowed a federal income tax deduction equal to such amount.

Restricted Stock.  Unless a participant makes an election to accelerate recognition of the income to the date of grant as described below, the participant will not recognize income, and WebMD will not be allowed a tax deduction, at the time a restricted stock award is granted. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the Common Stock as of that date, less any amount he paid for the stock, and WebMD will be allowed a corresponding tax deduction at that time, subject to any applicable limitations under Section 162(m) of the Code. If the participant files an election under Section 83(b) of the Code within 30 days after the date of grant of the restricted stock, he will recognize ordinary income as of the date of grant equal to the fair market value of the stock as of that date, less any amount a participant paid for the stock, and WebMD will be allowed a corresponding tax deduction at that time, subject to any applicable limitations under Section 162(m) of the Code. Any future appreciation in the stock will be taxable to the participant at capital gains rates. However, if the stock is later forfeited, such participant will not be able to recover the tax previously paid pursuant to his Section 83(b) election.

Performance Shares.  A participant will not recognize income, and WebMD will not be allowed a tax deduction, at the time performance shares are granted. When the participant receives payment under the performance shares, the amount of cash and the fair market value of any shares of stock received will be ordinary income to the participant, and WebMD will be allowed a corresponding tax deduction at that time.

New Plan Benefits Table

Awards to officers and other employees under the WebMD 2005 Plan are determined by the Compensation Committee in its discretion or, in the case of employees who are not executive officers, pursuant to authority delegated to the Chief Executive Officer with the concurrence of the Chief Financial Officer. Awards under this Plan to non-employee directors are determined by the Compensation Committee, in its discretion, except that non-employee directors receive automatic annual grants of options to purchase 13,200 shares on January 1 of each year, with an exercise price equal to the closing price of WebMD’s Common Stock on the last trading day of the prior year. As a result, it is not possible to determine the benefits and amounts that will be received by any individual participant or group of participants in the future.

The grants shown on the table below were made during 2008 pursuant to the WebMD 2005 Plan (i) to WebMD’s employees who are executive officers (in the aggregate), (ii) to WebMD’s non-employee directors (in the aggregate), and (iii) to WebMD’s employees who are not executive officers (in the aggregate).

Name and Position	Number of Options	Dollar Value of Shares

Wayne T. Gattinella, Chief Executive Officer and President	240,000	$1,416,600	(1)
Anthony Vuolo, Chief Operating Officer	196,000	$1,156,890	(1)
Mark D. Funston, Executive VP and Chief Financial Officer	60,000	-0-
William Pence, Executive VP and Chief Technology Officer	150,000	$295,125	(1)
Martin J. Wygod, Chairman of the Board	240,000	$1,416,600	(1)
Executive Group	1,286,000	$6,268,455	(1)
Non-Executive Director Group	158,400	$340,000	(2)
Non-Executive Officer Employee Group	4,704,525	$6,918,309	(1)

(1)	Represents the aggregate dollar value, on the respective dates of issuance, of shares of WebMD restricted stock.

(2)	Represents the aggregate dollar value, on date of issuance, of shares of Class A Common Stock issued to non-employee directors in payment of annual fees for service on the WebMD board. See “WebMD Non-Employee Director Compensation — Annual Fees” above.

WebMD Equity Compensation Plan Information

The following table contains certain information, as of December 31, 2008, about WebMD’s equity compensation plans.

	(a)		(c)
	Number of		Number of Securities
	Securities to	(b)	Remaining Available for
	Be Issued Upon	Weighted-Average	Future Issuance Under Equity
	Exercise of	Exercise Price of	Compensation Plans
	Outstanding Options,	Outstanding Options,	(Excluding Securities
Plan Category(1)	Warrants and Rights	Warrants and Rights	Reflected in Column (a))

Equity compensation plans approved by security holders	10,216,186	$25.36	2,049,732(3)
Equity compensation plans not approved by security holders(2)	68,050	$40.60	—

Total	10,284,236	$25.46	2,049,732

(1)	This table does not include equity plans of HLTH providing for options to purchase shares of HLTH Common Stock and shares of HLTH Restricted Stock. For information regarding those equity compensation plans, see Note 13 to the WebMD Consolidated Financial Statements included in Annex C-1 to this joint proxy statement/prospectus.

(2)	The plan included in this category is the WebMD Health Corp. Long-Term Incentive Plan for Employees of Subimo, LLC, which did not require approval of WebMD’s stockholders under applicable law and Nasdaq rules. We refer to that Plan as the Subimo Plan. A description of the Subimo Plan follows this table.

(3)	Under the WebMD 2005 Plan, if any outstanding stock option expires or is terminated before being fully exercised or any restricted stock or other share-based award is forfeited, then the shares allocable to the unexercised or forfeited portion would again become available for issuance under the WebMD 2005 Plan. WebMD is not currently granting options under any other equity plan. Optionholders may exercise options granted under WebMD’s equity plans by net settlement, pursuant to which the optionholder is not required to pay the exercise price in cash and WebMD reduces the amount of shares to be issued upon exercise to reflect the amount of the exercise price and the amount of the required tax withholding for the exercise. In addition, with respect to stock options granted during or after December 2008, WebMD may require optionholders to exercise those stock options by net settlement. Shares that are not issued or delivered as a result of the net settlement of a stock option and shares used to pay the withholding taxes related to a stock award do not become available again for future grants under the WebMD 2005 Plan; instead, the full number of shares underlying options exercised by net settlement are deemed to have already been used for purposes of determining the number of shares remaining available for future grants.

Description of Subimo Plan

The Subimo Plan authorized the granting of awards of non-qualified stock options to purchase shares of WebMD Class A Common Stock and shares of Restricted Class A Common Stock to employees of Subimo LLC in connection with WebMD’s acquisition of that company. No further grants may be made under the Subimo Plan. The 305,075 options granted under the Subimo Plan have an exercise price equal to $40.60, the market value on the date of grant, which was the closing date of the acquisition. The options to purchase WebMD Class A Common Stock granted under the Subimo Plan generally had the following vesting schedule: 25% on each of the first four anniversaries of the date of grant. However, a small number of members of Subimo’s senior management received grants, under the Subimo Plan, of options to purchase WebMD Class A Common Stock and shares of WebMD Restricted Stock that have the following vesting schedule: 15% on the third anniversary of the date of grant; 25% on the fourth anniversary; and 60% on the fifth anniversary. The options issued under the Subimo Plan expire on the tenth anniversary of the date of grant. Upon termination of employment, unvested options generally are forfeited and vested options generally expire 90 days after termination (one year in the case of termination as a result of death or disability or immediately in the event of termination for “cause”). The Subimo Plan is administered by the WebMD Compensation Committee and all or a portion of such authority may be delegated to one or more officers of WebMD. The authority to make awards and to determine their terms and conditions in accordance with this Plan was delegated by the WebMD Compensation Committee to WebMD’s Chief Executive Officer, subject to concurrence by WebMD’s Chief Financial Officer.

REPORT OF THE WEBMD AUDIT COMMITTEE

The current members of the WebMD Audit Committee are Neil F. Dimick, James V. Manning and Stanley S. Trotman, Jr. and Mr. Manning is the Chairman. The WebMD Audit Committee is responsible for, among other things:

•	retaining and overseeing the registered public accounting firm that serves as WebMD’s independent auditor and evaluating their performance and independence;

•	reviewing the annual audit plan with WebMD’s management and registered public accounting firm;

•	pre-approving any permitted non-audit services provided by WebMD’s registered public accounting firm;

•	approving the fees to be paid to WebMD’s registered public accounting firm;

•	reviewing the adequacy and effectiveness of WebMD’s internal controls with WebMD’s management, internal auditors and registered public accounting firm;

•	reviewing and discussing the annual audited financial statements and the interim unaudited financial statements with WebMD’s management and registered public accounting firm;

•	approving WebMD’s internal audit plan and reviewing reports of WebMD’s internal auditors;

•	determining whether to approve certain related party transactions; and

•	overseeing the administration of WebMD’s Code of Business Conduct.

The WebMD Audit Committee operates under a written charter adopted by the WebMD Board of Directors.

This report reviews the actions taken by the WebMD Audit Committee with regard to WebMD’s financial reporting process for 2008 and particularly with regard to WebMD’s audited consolidated financial statements and the related schedule included in WebMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

WebMD’s management has the primary responsibility for WebMD’s financial statements and reporting process, including the systems of internal controls. WebMD’s independent auditors are responsible for performing an independent audit of WebMD’s consolidated financial statements and the related schedule in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing a report thereon and a report on the effectiveness of internal control over financial reporting. The WebMD Audit Committee’s responsibility is to monitor and oversee these processes. In carrying out its oversight responsibilities, the WebMD Audit Committee is not providing any expert or special assurance as to WebMD’s financial statements or systems of internal controls or any professional certification as to the independent auditors’ work. The WebMD Audit Committee has implemented procedures to ensure that, during the course of each fiscal year, it devotes the attention that it deems necessary or appropriate to fulfill its oversight responsibilities under the WebMD Audit Committee’s charter.

In fulfilling its oversight responsibilities, the WebMD Audit Committee reviewed and discussed with management the audited financial statements and the Report of Management on Internal Control Over Financial Reporting included in WebMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008. In addition, the WebMD Audit Committee reviewed with WebMD’s independent auditors, Ernst & Young LLP, who are responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles, their judgments as to the quality, rather than just the acceptability, of WebMD’s accounting principles and such other matters as are required to be discussed with the WebMD Audit Committee under Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, other standards of the Public Company Accounting Oversight Board (United States) SEC rules, and other professional standards. The WebMD Audit Committee also reviewed with Ernst & Young LLP the “Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting” included in WebMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008. In addition, the WebMD Audit Committee discussed with Ernst & Young LLP their independence from management and WebMD, including the matters in the written disclosures required of Ernst & Young LLP by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence. The WebMD Audit Committee also considered whether the provision of non-audit services (see the section entitled “WebMD Proposal 4: Ratification of Appointment of Independent Registered Public Accounting Firm — Services and Fees of Ernst & Young LLP” below) during 2008 by Ernst & Young LLP is compatible with maintaining Ernst & Young LLP’s independence.

Additionally, the WebMD Audit Committee discussed with WebMD’s independent auditors the overall scope and plan for their audit of WebMD’s financial statements and their audits of its internal control over financial reporting. The WebMD Audit Committee met with the independent auditors, with and without management present, to discuss the results of their examination, their evaluation of WebMD’s internal controls and the overall quality of WebMD’s financial reporting.

In reliance on the reviews and discussions referred to above, the WebMD Audit Committee recommended to the WebMD Board of Directors that the audited financial statements and related schedule and management’s assessment of the effectiveness of WebMD’s internal control over financial reporting be included in WebMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 for filing with the SEC. The WebMD Audit Committee has also approved the retention of Ernst & Young LLP as WebMD’s independent auditors for 2009 in the event that the merger is not completed.

Neil F. Dimick
James V. Manning
Stanley S. Trotman, Jr.

WEBMD PROPOSAL 4: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

A proposal to ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as WebMD’s independent auditor for the fiscal year ending December 31, 2009.

The WebMD Audit Committee has appointed the firm of Ernst & Young LLP, an independent registered public accounting firm, to be WebMD’s independent auditor for the current fiscal year and, with the endorsement of the Board, recommends to stockholders that they ratify that appointment. Ernst & Young LLP has served as WebMD’s independent auditors since 2005 and as HLTH’s independent auditors since 1995.

Although stockholder approval of the WebMD Audit Committee’s appointment of Ernst & Young LLP is not required by law, the Board believes that it is advisable and a matter of good corporate practice to give stockholders an opportunity to ratify this appointment. If this proposal is not approved at the Annual Meeting, the Audit Committee will reconsider its appointment of Ernst & Young LLP.

A representative of Ernst & Young LLP is expected to be present at the Annual Meeting. The representative will be afforded an opportunity to make a statement and will be available to respond to questions by stockholders. If the selection of Ernst & Young LLP is ratified, the WebMD Audit Committee nevertheless retains the discretion to select different accounting firms in the future, should the WebMD Audit Committee then deem such selection to be in WebMD’s best interest and in the best interest of the stockholders. Any such selection need not be submitted to a vote of stockholders.

THE WEBMD BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”
THE APPROVAL OF PROPOSAL 4.

Services and Fees of Ernst & Young LLP

In addition to retaining Ernst & Young LLP to audit WebMD’s consolidated financial statements for 2008 and 2007 and to review WebMD’s quarterly financial statements during those years, we retained Ernst & Young LLP to provide certain related services. The fees for Ernst & Young LLP’s services to WebMD were:

Type of Fees	2008	2007

Audit Fees	$800,000	$850,000
Audit-Related Fees	—	—
Tax Fees	18,034	9,990
All Other Fees	—	—

Total Fees	$818,034	$859,990

In the above table, in accordance with applicable SEC rules:

•	“audit fees” included: (a) fees for professional services (i) for the audit of the consolidated financial statements for that fiscal year, and (ii) for review of the consolidated financial statements included in WebMD’s Quarterly Reports on Form 10-Q filed during that fiscal year; (b) fees for the audit of internal control over financial reporting for that fiscal year; and (c) fees for services that are normally provided by the principal accountant in connection with statutory and regulatory filings or engagements for that year;

•	“tax fees” for consisted of fees for assistance in the preparation of certain tax returns.

None of these services was provided pursuant to a waiver of the requirement that such services be pre-approved by the WebMD Audit Committee. The WebMD Audit Committee has determined that the provision by Ernst & Young LLP of non-audit services to WebMD in 2008 is compatible with Ernst & Young LLP maintaining their independence.

The WebMD Audit Committee considers whether to pre-approve audit and permissible non-audit services and fees on a case-by-case basis, rather than pursuant to a general policy, with the exception of acquisition-related due diligence engagements, which have been pre-approved by the WebMD Audit Committee and are subject to monitoring by the Chairman of the WebMD Audit Committee. To ensure prompt handling of unexpected matters, the Audit Committee has delegated to its Chairman the authority to pre-approve audit and permissible non-audit services and fees and to amend or modify pre-approvals that have been granted by the entire WebMD Audit Committee. A report of any such actions taken by the Chairman is provided to the WebMD Audit Committee at the next WebMD Audit Committee meeting.

STOCKHOLDER PROPOSALS FOR 2010 WEBMD ANNUAL MEETING

WebMD expects to hold its 2010 Annual Meeting on September 24, 2010. Proposals that stockholders intend to present at that meeting must be received by WebMD not later than May 18, 2010 if they are to be eligible for consideration for possible inclusion in WebMD’s proxy statement and form of proxy relating to that meeting, unless the date of the meeting is changed to a later one, in which case such proposals must be received a reasonable time before a solicitation is made. In addition, the WebMD Amended and Restated By-laws establish an advance notice procedure with regard to director nominations and proposals by stockholders intended to be presented at an annual meeting, but not included in the proxy statement. For these nominations or other business to be properly brought before the 2010 annual meeting by a stockholder, the stockholder must provide written notice delivered to the Secretary of WebMD at least 90 days and not more than 120 days in advance of the anniversary of the 2009 annual meeting date, which notice must contain specified information concerning the matters to be brought before the meeting and concerning the stockholder proposing these matters. All notices of proposals by stockholders, whether or not intended to be included in proxy materials, should be sent to: Corporate Secretary, WebMD Health Corp., 111 Eighth Avenue, New York, New York 10011. If a stockholder intends to submit a proposal at the next annual meeting of stockholders which is not intended for inclusion in the proxy statement relating to that meeting, notice from the stockholder in accordance with the requirements in the WebMD Amended and Restated By-laws must be received by WebMD no later than July 27, 2010, unless the date of the meeting is changed, in which case WebMD will announce any change in the date by which the notice must be received by WebMD when WebMD first announces the change in meeting date.

STOCKHOLDER PROPOSALS FOR 2010 HLTH ANNUAL MEETING

HLTH expects to hold its 2010 Annual Meeting on September 24, 2010, if the merger has not been consummated prior to that date. Proposals that stockholders intend to present at that meeting must be received by HLTH not later than May 18, 2010 if they are to be eligible for consideration for possible inclusion in HLTH’s proxy statement and form of proxy relating to that meeting, unless the date of the meeting is changed to a later one, in which case such proposals must be received a reasonable time before a solicitation is made. In addition, the HLTH Amended and Restated Bylaws establish an advance notice procedure with regard to director nominations and proposals by stockholders intended to be presented at an annual meeting, but not included in its proxy statement. For these nominations or other business to be properly brought before the meeting by a stockholder, the stockholder must provide written notice delivered to the Secretary of HLTH at least 60 days and not more than 90 days in advance of the anniversary of the date of the 2009 annual meeting date, which notice must contain specified information concerning the matters to be brought before the meeting and concerning the stockholder proposing these matters. All notices of proposals by stockholders, whether or not intended to be included in HLTH’s proxy materials, should be sent to: Corporate Secretary, HLTH Corporation, 669 River Drive, Center 2, Elmwood Park, New Jersey 07407-1361. If a stockholder intends to submit a proposal at the next annual meeting of stockholders which is not intended for inclusion in the proxy statement relating to that meeting, notice from the stockholder in accordance with the requirements in the HLTH Amended and Restated Bylaws must be received by HLTH no later than August 24, 2010 unless the date of the meeting is changed, in which case HLTH will announce any change in the date by which the notice must be received by HLTH when HLTH first announces the change in meeting date.

OTHER MATTERS

As of the date of this joint proxy statement/prospectus, neither the WebMD Board of Directors nor the HLTH Board of Directors knows of any matter that will be presented for consideration at the WebMD Annual Meeting or the HLTH Annual Meeting, respectively, other than as set forth in this joint proxy statement/prospectus.

WHERE YOU CAN FIND MORE INFORMATION

WebMD has filed a Registration Statement on Form S-4 to register with the SEC the Common Stock to be issued to HLTH stockholders in the merger, if approved. This joint proxy statement/prospectus is a part of that Registration Statement and constitutes a prospectus of WebMD in addition to being a joint proxy statement of WebMD and HLTH. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information you can find in the Registration Statement on Form S-4, of which this joint proxy statement/prospectus forms a part, or the exhibits to the Registration Statement. WebMD and HLTH file annual, quarterly and current reports, proxy statements and other information with the SEC. You can inspect, read and copy these reports, proxy statements and other information at the public reference facilities the SEC maintains at 100 F Street, N.E., Washington, D.C. 20549.

WebMD and HLTH make available free of charge at www.wbmd.com (in the “Investor Relations” section) and www.hlth.com (in the “About HLTH” section), respectively, copies of materials they file with, or furnish to, the SEC. You can also obtain copies of these materials at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site at www.sec.gov that makes available reports, proxy statements and other information regarding issuers that file electronically with it.

You may also obtain documents filed with the SEC by requesting them in writing or by telephone from the appropriate company at the following addresses:

WebMD Health Corp.
111 Eighth Avenue
New York, New York 10011
Attention: Investor Relations
Telephone Number: (212) 624-3817

HLTH Corporation
669 River Drive, Center 2
Elmwood Park, New Jersey 07407
Attention: Investor Relations
Telephone Number: (201) 414-2002

If you would like to request documents, please do so by October 16, 2009 in order to receive them before your Annual Meeting.

The SEC allows WebMD and HLTH to “incorporate by reference” information in this joint proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this document.

The documents listed below that WebMD and HLTH have previously filed with the SEC are considered to be a part of this joint proxy statement/prospectus (other than any portions of the respective filings that were furnished, under applicable SEC rules, rather than filed). They contain important business and financial information about the companies:

WebMD Filings (File No. 000-51547)

Annual Report on Form 10-K	For the fiscal year ended December 31, 2008 (except to the extent superseded by the Form 8-K filed by WebMD on July 2, 2009)

Amendment to Annual Report on Form 10-K/A	For the fiscal year ended December 31, 2008

Quarterly Reports on Form 10-Q	For the quarters ended March 31, 2009 and June 30, 2009

Current Reports on Form 8-K	Filed on: February 23, 2009, May 4, 2009, May 5, 2009 (but only with respect to Item 8.01), June 18, 2009 (as amended by Form 8-K/A filed on June 22, 2009), July 2, 2009, July 14, 2009 and September 4, 2009

The description of WebMD’s Class A Common Stock, $.01 par value per share, contained in WebMD’s Registration Statement on Form 8-A	Filed on: September 29, 2005

HLTH Filings (File No. 000-24975)

Annual Report on Form 10-K	For the fiscal year ended December 31, 2008 (except to the extent superseded by the Form 8-K filed by HLTH on July 2, 2009)

Amendment to Annual Report on Form 10-K/A	For the fiscal year ended December 31, 2008

Quarterly Reports on Form 10-Q	For the quarters ended March 31, 2009 and June 30, 2009

Current Reports on Form 8-K	Filed on: February 23, 2009, May 4, 2009, May 5, 2009 (but only with respect to Item 8.01), June 18, 2009 (as amended by Form 8-K/A filed on June 22, 2009), July 2, 2009, July 14, 2009 and September 4, 2009

Each of WebMD and HLTH also incorporate by reference into this joint proxy statement/prospectus each document filed with the SEC after the date of this joint proxy statement/prospectus, but before the date of each company’s Annual Meeting; provided, however, that documents or information deemed to have been furnished and not filed in accordance with SEC rules shall not be deemed incorporated by reference into this joint proxy statement/prospectus. To the extent, however, required by the rules and regulations of the SEC, each of WebMD and HLTH will amend this joint proxy statement/prospectus to include information filed after the date of this joint proxy statement/prospectus.

WebMD has supplied all of the information contained or incorporated by reference in this joint proxy statement/prospectus relating to WebMD, as well as all pro forma financial information, and HLTH has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to HLTH. This document constitutes the prospectus of WebMD and a joint proxy statement of WebMD and HLTH.

WHAT INFORMATION YOU SHOULD RELY ON

You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus. WebMD and HLTH have not authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus.

Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. This joint proxy statement/prospectus is dated September 14, 2009. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this joint proxy statement/prospectus to WebMD stockholders and HLTH stockholders nor the issuance of the Common Stock in connection with the merger creates any implication to the contrary.

ANNEXES TO THE JOINT PROXY STATEMENT/PROSPECTUS
FOR THE 2009 ANNUAL MEETINGS OF STOCKHOLDERS OF
HLTH CORPORATION
AND
WEBMD HEALTH CORP.

ANNEX A

CONFORMED COPY

AGREEMENT AND PLAN OF MERGER
between
WEBMD HEALTH CORP.
and
HLTH CORPORATION
Dated as of June 17, 2009

Agreement and Plan of Merger

Annex A – Page i

Agreement and Plan of Merger

Annex A – Page ii

EXHIBITS

Exhibit 2.04	WebMD Charter Amendment
Exhibit 2.05	HLTH Director Classes

HLTH DISCLOSURE SCHEDULE

Section 4.01(b)	HLTH Subsidiaries
Section 4.02(a)	Capital Stock
Section 4.02(b)	Encumbrances Against HLTH Capital Stock
Section 4.04	No Conflicts
Section 4.06	Compliance with Laws
Section 4.07	Absence of Certain Changes
Section 4.08	Litigation
Section 4.09(a)	HLTH Plans
Section 4.09(g)	Certain Employment Agreements
Section 4.09(h)	HLTH Equity Awards Outstanding
Section 4.10	Taxes
Section 6.01	HLTH Permitted Deviations from Ordinary Course

WEBMD DISCLOSURE SCHEDULE

Section 5.01(b)	WebMD Subsidiaries
Section 6.02	WebMD Permitted Deviations from Ordinary Course

Agreement and Plan of Merger

Annex A – Page iii

AGREEMENT AND PLAN OF MERGER, dated as of June 17, 2009 (this “Agreement”), between WEBMD HEALTH CORP., a Delaware corporation (“WebMD”), and HLTH CORPORATION, a Delaware corporation (“HLTH”).

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), WebMD and HLTH will enter into a business combination transaction pursuant to which HLTH will merge with and into WebMD (the “Merger”) with WebMD continuing as the surviving company;

WHEREAS, the Board of Directors of HLTH (the “HLTH Board”) has unanimously (i) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) declared that it is in the best interests of the holders of HLTH Common Stock that HLTH enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein, (iii) directed that the adoption of this Agreement be submitted to a vote at a meeting of the holders of HLTH Common Stock and (iv) recommended that the holders of HLTH Common Stock adopt this Agreement;

WHEREAS, the Board of Directors of WebMD (the “WebMD Board”), upon the unanimous recommendation of a special transaction committee of the WebMD Board consisting solely of disinterested directors of WebMD (the “Special Committee”), has unanimously (i) approved and declared advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, including the issuance of shares of Common Stock, par value $0.01 per share, of WebMD (“WebMD Common Stock”), in connection with the Merger, pursuant to the terms of this Agreement (the “Share Issuance”), (ii) declared that it is in the best interests of the holders of Outstanding WebMD Capital Stock other than HLTH and the officers and directors of HLTH, WebMD and their respective affiliates that WebMD enter into this Agreement and consummate the Merger and the other transactions contemplated by this Agreement, including the Share Issuance, (iii) directed that the adoption of this Agreement and the approval of the transactions contemplated hereby be submitted to a vote at a meeting of the holders of Outstanding WebMD Capital Stock and (iv) recommended that the holders of Outstanding WebMD Capital Stock adopt this Agreement and approve the transactions contemplated hereby; and

WHEREAS, for federal income Tax purposes, the Merger is intended to qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, WebMD and HLTH hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01  Certain Defined Terms.

(a) For purposes of this Agreement:

“Action” means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any specific Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified Person.

“Beneficial Owner” means, with respect to any shares of HLTH Common Stock, the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act.

Agreement and Plan of Merger

Annex A – Page 1

“Business Day” means any day that is not a Saturday, a Sunday or other day on which the principal offices of the SEC in Washington, D.C. are not open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are required or authorized by Law to be closed in the City of New York.

“Competing Transaction,” with respect to a party hereto, means any of the following (other than the Transactions, the Porex Divestiture and the Little Blue Book Divestiture): (i) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or other similar transaction involving such party pursuant to which the stockholders of such party immediately preceding such transaction hold securities representing less than 90% of the voting power of the surviving entity; (ii) any sale, lease, exchange, transfer or other disposition of assets (other than, (A) in the case of HLTH, the sale, lease, exchange, transfer or other disposition of Porex and (B) in the case of WebMD, the sale, lease, exchange, transfer or other disposition of Little Blue Book) of such party representing more than 10% of the aggregate fair market value of the consolidated assets of such party and its Subsidiaries; (iii) any sale, exchange, transfer or other disposition of more than 10% of any class of equity securities of such party; (iv) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning more than 10% of any class of equity securities of such party; (v) in the case of HLTH, any solicitation in opposition to the adoption by HLTH’s stockholders of this Agreement; (vi) in the case of WebMD, any solicitation in opposition to the adoption by WebMD’s stockholders of this Agreement or the approval by WebMD’s stockholders of the Share Issuance; or (vii) any other transaction the consummation of which would reasonably be expected to impede, interfere with, prevent or materially delay any of the Transactions.

“Consent” means any approval, consent, license, permit, franchise, grant, order, waiver, authorization, confirmation, concession, certificate, exemption, order, registration, declaration, filing, report or notice of, with, by, or to any Person.

“Contract” means any agreement, instrument, contract, note, bond, mortgage, indenture, lease, sublease, license, sublicense, obligation, commitment, undertaking or other instrument (other than Governmental Approvals).

“Control” (including the terms “Controlled by” and “under common Control with”) with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the affairs or management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or credit arrangement or otherwise.

“Convertible Notes” means the 3 1/8% Convertible Notes due September 1, 2025 issued under the Indenture, dated as of August 30, 2005, by and between HLTH Corporation (formerly WebMD Corporation) and The Bank of New York, as trustee (as amended, modified, supplemented or restated from time to time), and the 1 3/4% Convertible Subordinated Notes due June 15, 2023 issued under the Indenture, dated as of June 25, 2003, by and between HLTH Corporation (formerly WebMD Corporation) and The Bank of New York, as trustee (as amended, modified, supplemented or restated from time to time).

“Default” means the occurrence or existence of any circumstance which with the passage of time, the giving of notice, or both, would constitute or give rise to: (i) a breach, default or violation, (ii) the creation of any Encumbrance (other than a Permitted Encumbrance) or (iii) a right of termination, amendment, renegotiation or acceleration.

“Designated Employee” means any of the officers, consultants or employees of HLTH or a HLTH Subsidiary whose current annual salaries are in excess of $150,000.

“Encumbrance” means any mortgage, pledge, lien, attachment, charge, hypothecation, right of set-off or counterclaim, security interest, or other encumbrance, security agreement or trust securing any obligation of any person or arrangement of any kind.

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“End Date” means December 31, 2009.

“Environmental Laws” means all Laws relating to pollution or protection of the Environment or public employee health and safety, including those relating to land use, land reclamation, the presence, Release or threatened Release of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Fund” means the certificates representing whole shares of WebMD Common Stock issued in exchange for the Certificates, together with any dividends or distributions with respect thereto.

“Exchange Ratio” means 0.4444.

“Existing Indentures” means (i) the Indenture, dated as of June 25, 2003, by and between HLTH Corporation (formerly WebMD Corporation) and The Bank of New York, as trustee (as amended, modified, supplemented or restated from time to time), and (ii) the Indenture, dated as of August 30, 2005, by and between HLTH Corporation (formerly WebMD Corporation d/b/a Emdeon Corporation) and The Bank of New York, as trustee (as amended, modified, supplemented or restated from time to time).

“Governmental Approval” means any approval, consent, license, permit, franchise, grant, order, waiver, authorization, confirmation, concession, agreement, certificate, exemption, order, or registration of, with or by any Governmental Authority.

“Governmental Authority” means any foreign or domestic, federal, national, state, provincial, county or local government, governmental, regulatory or administrative authority, agency or commission, quasi-governmental or supranational authority, or any court, tribunal, or judicial or arbitral body.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” means (i) any “hazardous waste” as defined in the Resource Conservation and Recovery Act of 1976 (42 U.S.C. Sections 6901 et seq.), as amended through the Closing Date, and regulations promulgated thereunder; (ii) any “hazardous substance” as defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. Sections 9601 et seq.), as amended through the Closing Date, and regulations promulgated thereunder; (iii) petroleum or petroleum products, natural gas, methane gas, asbestos or asbestos containing materials, mold, radon, and polychlorinated biphenyls; and (iv) any other chemical, material, substance, waste, compound, pollutant, or contaminant in any form which is regulated or can give rise to liability under any Environmental Law.

“HLTH Common Stock” means shares of common stock, par value $0.0001 per share, of HLTH.

“HLTH Equity Plans” means all stock option, restricted stock and other equity-based compensation plans and agreements of HLTH (including any plans and agreements assumed by HLTH or which cover awards of or relating to HLTH Common Stock).

“HLTH ERISA Affiliate” means any trade or business, whether or not incorporated, which together with HLTH would be deemed a “single employer” within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA.

“HLTH Material Adverse Effect” means any event, circumstance, change or effect that is or would reasonably be expected to have a material adverse effect on the results of operations, assets, liabilities or financial condition of HLTH and the HLTH Subsidiaries taken as a whole (disregarding, for purposes of such determination, HLTH’s ownership of WebMD); provided, however, that a “HLTH Material Adverse Effect” shall not include any event, circumstance, change or effect resulting from (a) changes in general economic conditions or changes in the financial or securities markets in general which do not affect HLTH disproportionately (relative to other industry participants), (b) the public announcement or the pendency of the Transactions, (c) any action taken by HLTH with the consent of WebMD pursuant to

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Section 6.01 or the failure to take any action as to which the consent of WebMD has been requested pursuant to Section 6.01 but as to which WebMD has withheld its consent, or (d) any agreement for, the public announcement or pendency of, or the consummation of, the Porex Divestiture. For the avoidance of doubt, no event, circumstance, change or effect relating to WebMD and/or the WebMD Subsidiaries shall be deemed to be, or contribute to, any HLTH Material Adverse Effect.

“HLTH Options” means all options to acquire HLTH Common Stock outstanding, whether or not exercisable and whether or not vested, at the Effective Time under the HLTH Equity Plans.

“HLTH Subsidiary” means, at the time of determination, each Subsidiary of HLTH, other than WebMD and its Subsidiaries.

“Indebtedness” with respect to a Person means, without duplication, (a) all obligations for borrowed money, (b) all obligations evidenced by bonds, debentures, notes or similar instruments, (c) all obligations under conditional sale, repurchase or other title retention agreements, (d) all obligations in respect of the deferred purchase price of property or services (other than trade payables in the Ordinary Course), (e) all obligations, contingent or otherwise, to purchase, redeem, retire or otherwise acquire for value any equity or other securities, (f) all indebtedness of others guaranteed by such Person or secured by any Encumbrance, (g) all undischarged monetary obligations in respect of any Governmental Order, (h) all capital lease obligations, synthetic lease obligations or obligations arising out of financial hedging arrangements, (i) all obligations, contingent or otherwise, as an account party in respect of letters of credit, letters of guaranty, bankers’ acceptances and similar instruments; liability for indebtedness of others arising from such Person’s ownership interest in or other relationship with a third party, except to the extent the terms of such indebtedness provide that such Person is not liable therefor, and (j) all obligations that would be required to be capitalized in accordance with GAAP.

“Intellectual Property” means all of the following as they exist in the United States: (i) all patents, patent applications and statutory invention registrations; (ii) all registered trademarks, service marks, trade dress, logos, trade names, and corporate names, and (iii) all registered copyrights.

“IRS” means the Internal Revenue Service of the United States.

“Knowledge of HLTH” means the actual knowledge after reasonable inquiry of HLTH’s “executive officers” as such term is defined under Section 16 of the Exchange Act (other than Wayne Gattinella).

“Knowledge of WebMD” means the actual knowledge after reasonable inquiry of WebMD’s “executive officers” as such term is defined under Section 16 of the Exchange Act.

“Law” means any federal, national, state, provincial, local or similar statute, law, ordinance, regulation, rule, code, Governmental Order, requirement or rule of law (including common law).

“Little Blue Book” means the Little Blue Book print directory business of WebMD.

“Little Blue Book Divestiture” means any full or partial sales or other dispositions, taken as a whole, of Little Blue Book by WebMD, whether though a sale of some or all of the entities included in Little Blue Book or some or all of the assets of Little Blue Book or some other form or forms of divestiture transactions.

“Nasdaq” means the electronic dealer quotation system owned and operated by Nasdaq Stock Market, Inc.

“Ordinary Course” means, with respect to a Person, the ordinary course of business of such Person, consistent with the past practices thereof, including with respect to scope, nature, quantity and frequency, and without regard for the contemplated Transactions.

“Outstanding WebMD Capital Stock” means, collectively, the WebMD Class A Common Stock and the WebMD Class B Common Stock.

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“Permitted Encumbrances” means (i) Encumbrances for Taxes that are not yet due and payable, and Encumbrances for current Taxes and other charges and assessments of any Governmental Authority that may thereafter be paid without penalty or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established on HLTH’s consolidated books and records, (ii) Encumbrances of carriers, warehousemen, mechanics and materialmen and other like Encumbrances arising in the Ordinary Course, (iii) Encumbrances of record identified in any title reports delivered or made available to WebMD by HLTH, (iv) all Contracts affecting any real property (or any portion thereof) identified in the HLTH SEC Reports and (v) any other Encumbrance which could not reasonably be expected, individually or in the aggregate, to prevent or materially delay the consummation of the Transactions or otherwise prevent or materially delay HLTH from performing its obligations under this Agreement and could not reasonably be expected, individually or in the aggregate, to have a HLTH Material Adverse Effect.

“Person” means an individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization, Governmental Authority or other entity, as well as any syndicate or group that would be deemed to be a Person under Section 13(d)(3) of the Exchange Act.

“Porex” means the business that was formerly the Porex segment of HLTH.

“Porex Divestiture” means any full or partial sales or other dispositions, taken as a whole, of Porex, including any Porex Surgical Divestiture by HLTH, whether through a sale of some or all of the entities included in Porex or some or all of the assets of Porex or some other form of forms of divestiture transactions.

“Porex Surgical Divestiture” means any full or partial sale or other dispositions, taken as a whole, of the Porex Surgical Products business of Porex, whether through a sale of some or all of the entities included in the Porex Surgical Products business or some or all of the assets of that business or some other form or forms of divestiture transactions.

“Release” means any release, spill, emission, emptying, leaking, injection, deposit, disposal, discharge, dispersal, leaching, pumping, pouring, or migration into or through the Environment or into, through or from any building or structure.

“Representative” means, with respect to any Person, any officer, director, employee or advisor or other representative of such Person (including any financial advisors, legal advisors and accountants).

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means any entity with respect to which a specified Person (i) has, directly or indirectly, the power, through the ownership of securities or otherwise, to elect a majority of directors or similar managing body or (ii) owns, directly or indirectly, a majority of the equity interests.

“Superior Proposal” means any bona fide proposal with respect to a Competing Transaction received by a party hereto after the date hereof which the HLTH Board of Directors or the Special Committee, as applicable, determines in good faith, after consultation with its legal counsel, is reasonably capable of being consummated, and would, if consummated in accordance with its terms, be more favorable to the stockholders (in their capacity as such) of such party than the Merger; provided, that, for purposes of this definition of “Superior Proposal,” each reference to “10%” and “90%” in the definition of “Competing Transaction” shall be deemed to be a reference to “50%”.

“Tax” means any and all taxes of any kind whatsoever (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, estimated withholding, ad valorem, stamp, transfer, value added and similar taxes.

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“Triggering Event” with respect to a party hereto shall be deemed to have occurred if: (i) the Board of Directors of such party shall have recommended to the stockholders of such party a Competing Transaction or shall have resolved to do so or shall have entered into any letter of intent or similar document or any agreement, contract or commitment accepting any Competing Transaction; or (ii) a tender offer or exchange offer for 15% or more of the outstanding shares of capital stock of such party is commenced, and the Board of Directors of such party fails to recommend against acceptance of such tender offer or exchange offer by its stockholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders) or (iii) the Board of Directors of such party withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to the other party.

“WebMD Class B Common Stock” means the Class B Common Stock, par value $0.01 per share, of WebMD.

“WebMD Equity Plans” means the WebMD Health Corp. 2005 Long-Term Incentive Plan and the WebMD Health Corp. Long-Term Incentive Plan for Employees of Subimo LLC.

“WebMD Material Adverse Effect” means any event, circumstance, change or effect that is or would reasonably be expected to have a material adverse effect on the results of operations, assets, liabilities or financial condition of WebMD and the WebMD Subsidiaries taken as a whole; provided, however, that a “WebMD Material Adverse Effect” shall not include any event, circumstance, change or effect resulting from (a) changes in general economic conditions or changes in the financial or securities markets in general which do not affect WebMD disproportionately (relative to other industry participants), (b) general changes in the industries in which WebMD and its Subsidiaries operate which do not affect WebMD disproportionately (relative to other industry participants), (c) the public announcement or pendency of the Transactions, (d) any action taken by WebMD with the consent of HLTH pursuant to Section 6.02 or the failure to take any action as to which the consent of HLTH has been requested pursuant to Section 6.02 but as to which HLTH has withheld its consent or (e) any agreement for, the public announcement or pendency of, or the consummation of, the Little Blue Book Divestiture.

(b) The following terms have the meaning assigned thereto in the Sections set forth below:

Defined Term	Location of Definition

Action	§ 1.01(a)
Affiliate	§ 1.01(a)
Agreement	Preamble
Beneficial Owner	§ 1.01(a)
Blue Sky Laws	§ 4.04(b)
Business Day	§ 1.01(a)
Certificate of Merger	§ 2.02
Certificates	§ 3.02(b)
Closing	§ 2.02
Closing Date	§ 2.02
Code	Recitals
Competing Transaction	§ 1.01(a)
Consent	§ 1.01(a)
Contract	§ 1.01(a)
Control	§ 1.01(a)
Convertible Notes	§ 1.01(a)
Default	§ 1.01(a)
Designated Employee	§ 1.01(a)
DGCL	Recitals

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Defined Term	Location of Definition

Effective Time	§ 2.02
Encumbrance	§ 1.01(a)
End Date	§ 1.01(a)
Environmental Laws	§ 1.01(a)
ERISA	§ 4.09(a)
Exchange Act	§ 1.01(a)
Exchange Agent	§ 3.02(a)
Exchange Fund	§ 1.01(a)
Exchange Ratio	§ 1.01(a)
Existing Indentures	§ 1.01(a)
Expenses	§ 9.03
Filed HLTH SEC Documents	Article IV
Filed WebMD SEC Documents	Article V
GAAP	§ 4.05(b)
Governmental Approval	§ 1.01(a)
Governmental Authority	§ 1.01(a)
Governmental Order	§ 1.01(a)
Hazardous Materials	§ 1.01(a)
HLTH	Preamble
HLTH Board	Recitals
HLTH Common Stock	§ 1.01(a)
HLTH Disclosure Schedule	Article IV
HLTH Equity Plans	§ 1.01(a)
HLTH ERISA Affiliate	§ 1.01(a)
HLTH Material Adverse Effect	§ 1.01(a)
HLTH Options	§ 1.01(a)
HLTH New Preferred Stock	§ 4.02(a)
HLTH Plans	§ 4.09(a)
HLTH Preferred Stock	§ 4.02(a)
HLTH SEC Reports	§ 4.05(a)
HLTH Stockholders’ Meeting	§ 7.02(a)
HLTH Subsidiary	§ 1.01(a)
Indebtedness	§ 1.01(a)
Intellectual Property	§ 1.01(a)
IRS	§ 1.01(a)
Joint Proxy Statement/Prospectus	§ 7.01(a)
Knowledge of HLTH	§ 1.01(a)
Knowledge of WebMD	§ 1.01(a)
Law	§ 1.01(a)
Little Blue Book	§ 1.01(a)
Little Blue Book Divestiture	§ 1.01(a)
Merger	Recitals
Merger Consideration	§ 3.01(b)
Multiemployer Plan	§ 4.09(b)
Nasdaq	§ 1.01(a)

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Defined Term	Location of Definition

Ordinary Course	§ 1.01(a)
Outstanding WebMD Capital Stock	§ 1.01(a)
Permitted Encumbrances	§ 1.01(a)
Person	§ 1.01(a)
Porex	§ 1.01(a)
Porex Divestiture	§ 1.01(a)
Porex Surgical Divestiture	§ 1.01(a)
Reference Price	§ 3.02(d)
Registration Statement	§ 7.01(a)
Release	§ 1.01(a)
Representative	§ 1.01(a)
Restricted Shares	§ 3.05
Satisfaction Date	§ 2.02
SEC	§ 4.05(a)
Securities Act	§ 1.01(a)
Share Issuance	Recitals
Special Committee	Recitals
Subsidiary	§ 1.01(a)
Superior Proposal	§ 1.01(a)
Surviving Corporation	§ 2.01
Tax	§ 1.01(a)
Terminating HLTH Breach	§ 9.01(h)
Terminating WebMD Breach	§ 9.01(i)
Transactions	§ 2.01
Triggering Event	§ 1.01(a)
WebMD	Preamble
WebMD Board	Recitals
WebMD Charter Amendment	§ 2.04(a)
WebMD Class A Common Stock	§ 1.01(a)
WebMD Class B Common Stock	§ 1.01(a)
WebMD Common Stock	Recitals
WebMD Disclosure Schedule	Article V
WebMD Material Adverse Effect	§ 1.01(a)
WebMD Preferred Stock	§ 5.02(a)
WebMD SEC Reports	§ 5.05(a)
WebMD Stockholders’ Meeting	§ 7.02(a)
WebMD Subsidiary	§ 5.01(a)

Section 1.02  Interpretation and Rules of Construction.  In this Agreement, except to the extent otherwise provided or the context otherwise requires:

(a) when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated;

(b) the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

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(c) whenever the words “include,” “includes” or “including” are used in this Agreement, they are deemed to be followed by the words “without limitation”;

(d) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement;

(e) the words “material” and “materially” and words of similar import, when used in this Agreement with respect to a representation or warranty, are to be understood by reference to the businesses, assets, properties of HLTH and the HLTH Subsidiaries or WebMD and the WebMD Subsidiaries, as the case may be, taken as a whole;

(f) references to the business, operations, properties, assets, liabilities, rights or obligations of HLTH or HLTH and the HLTH Subsidiaries shall be understood to exclude the business, operations, properties, assets, liabilities, rights or obligations of WebMD and the WebMD Subsidiaries and, for avoidance of doubt, all references to HLTH shall be understood to exclude WebMD and the WebMD Subsidiaries;

(g) all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(h) the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; and

(i) references to a Person are also to its successors (by merger or otherwise) and permitted assigns.

ARTICLE II

THE MERGER

Section 2.01  The Merger.  Upon the terms and subject to the conditions set forth in Article VIII, and in accordance with the DGCL, at the Effective Time (as defined in Section 2.02), HLTH shall be merged with and into WebMD. As a result of the Merger, the separate corporate existence of HLTH shall cease and WebMD shall continue as the surviving company of the Merger (the “Surviving Corporation”). The Merger, the Share Issuance and the other transactions contemplated by this Agreement (other than the Porex Divestiture and the Little Blue Book Divestiture) are referred to in this Agreement collectively as the “Transactions.”

Section 2.02  Effective Time; Closing.  No later than the second Business Day following the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (the “Satisfaction Date”), a closing (the “Closing”) shall be held at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022, or at such other place, time and/or date as the parties shall agree, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII (the date of the Closing being referred to as, the “Closing Date”). On the Closing Date, WebMD shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of such filing of the Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in the Certificate of Merger) being the “Effective Time”).

Section 2.03  Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of HLTH shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of HLTH shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

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Section 2.04  Certificate of Incorporation and Bylaws.

(a) At the Effective Time, the Restated Certificate of Incorporation of WebMD shall be amended in its entirety in the form of Exhibit 2.04 attached hereto (the “WebMD Charter Amendment”) and, as so amended, shall be the Restated Certificate of Incorporation of the Surviving Corporation until duly amended or repealed.

(b) Effective as of the Effective Time, the Amended and Restated Bylaws of WebMD, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law.

Section 2.05  Directors and Officers.

(a) Immediately following the Effective Time, the number of directors constituting the whole WebMD Board shall be increased to a number that allows for adding to the WebMD Board the directors of HLTH who are not directors of WebMD. The directors of WebMD and HLTH immediately prior to the Effective Time shall be the directors of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, removal or resignation. The directors of HLTH who are not, immediately prior to the Effective Time, on the WebMD Board shall be added to the class of directors as set forth in Exhibit 2.05.

(b) The officers of WebMD immediately prior to the Effective Time shall be the officers of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, removal or resignation.

ARTICLE III

EFFECT ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 3.01  Effect on Capital Stock; Merger Consideration.  At the Effective Time, by virtue of the Merger:

(a) Cancellation of Treasury Stock and WebMD-Owned Stock.  Each share of HLTH Common Stock held in the treasury of HLTH, and each share of HLTH Common Stock owned by WebMD or any direct or indirect wholly-owned Subsidiary of WebMD or of HLTH immediately prior to the Effective Time, shall be cancelled without any conversion thereof and no payment or distribution shall be made with respect thereto.

(b) Conversion of HLTH Common Stock.  At the Effective Time, each share of HLTH Common Stock (other than any shares to be cancelled pursuant to Section 3.01(a)) shall be cancelled and shall be converted automatically, payable upon surrender, in the manner provided in Section 3.02, of the certificate formerly evidencing such share, into the right to receive a number of shares of WebMD Common Stock equal to the Exchange Ratio (the “Merger Consideration”).

(c) Effect on WebMD Capital Stock.  Each share of the capital stock of WebMD not owned by HLTH or any HLTH Subsidiary issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding after the Effective Time, and each share of capital stock of WebMD owned by HLTH or any HLTH Subsidiary shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto.

Section 3.02  Exchange of Certificates.

(a) Exchange Agent.  Prior to the Effective Time, and in any case not later than the date on which HLTH shall mail the Joint Proxy Statement/Prospectus to the holders of HLTH Common Stock, WebMD shall enter into an agreement with American Stock Transfer & Trust Company or such other bank or trust company that may be designated by WebMD and is reasonably acceptable to HLTH to serve as the exchange agent (the “Exchange Agent”) in connection with the conversion of HLTH Common Stock contemplated by this Article III. At or immediately subsequent to the Effective Time, WebMD shall authorize the Exchange Agent

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to issue an aggregate number of shares of WebMD Common Stock equal to the Merger Consideration, as well as the certificates evidencing such shares. WebMD shall make available to the Exchange Agent, for addition to the Exchange Fund, from time to time as needed, cash sufficient to pay cash in lieu of fractional shares in accordance with Section 3.02(d).

(b) Exchange Procedures.  As promptly as practicable after the Effective Time, WebMD shall cause the Exchange Agent to mail to each person who was, at the Effective Time, a holder of record of shares of HLTH Common Stock entitled to receive the Merger Consideration pursuant to Section 3.01: (i) a letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such shares (together with any book entry shares, the “Certificates”) shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal, including instructions for use in effecting surrender of Certificates (or attaching affidavits of loss in lieu thereof) or non-certificated shares represented by book-entry. In addition, HLTH shall use its best efforts to make the letter of transmittal available to all Persons who become holders of HLTH Common Stock during the period between such record date and the date of the HLTH Stockholders’ Meeting. Upon surrender to the Exchange Agent of a Certificate for cancellation, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration in the form of a certificate representing that number of whole shares of WebMD Common Stock which such holder has the right to receive in respect of the shares of HLTH Common Stock formerly represented by such Certificate (after taking into account all shares of HLTH Common Stock then held by such holder), and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 3.02, each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon surrender the Merger Consideration in accordance with the terms of this Agreement with respect to the shares of HLTH Common Stock formerly represented thereby. In the event of a transfer of ownership of shares of HLTH Common Stock that is not registered in the transfer or stock records of HLTH, any cash to be paid upon, or shares of WebMD Common Stock to be issued upon due surrender of the Certificate formerly representing such shares of HLTH Common Stock may be paid or issued, as the case may be, to the transferee if such Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or similar Taxes have been paid or are not applicable.

(c) Distributions with Respect to Unexchanged Shares of WebMD Common Stock.  No dividends or other distributions declared or made after the Effective Time with respect to WebMD Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate the right of receipt of which is represented thereby, until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of WebMD Common Stock issued in exchange therefor, without interest, (i) promptly, the amount of any cash payable with respect to a fractional share of WebMD Common Stock to which such holder is entitled pursuant to this Article III and the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of WebMD Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of WebMD Common Stock.

(d) No Fractional Shares.  No certificates or scrip representing fractional shares of WebMD Common Stock shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof the right to vote or to any other rights of a shareholder of WebMD. Each holder of a fractional share interest shall be paid an amount in cash (without interest) equal to the product obtained by multiplying (i) such fractional share interest to which such holder (after taking into account all fractional share interests then held by such holder) would otherwise be entitled by (ii) the closing price of a share of WebMD Class A Common Stock on the Nasdaq on the last trading day immediately preceding the Effective

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Time (the “Reference Price”). As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional share interests, the Exchange Agent shall so notify WebMD, and WebMD shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms of this Article III.

(e) No Further Ownership Rights.  The Merger Consideration issued (and paid) in accordance with the terms of this Article III upon conversion of any shares of HLTH Common Stock shall be deemed to have been issued (and paid) in full satisfaction of all rights pertaining to such shares of HLTH Common Stock subject, however, to WebMD’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that may have been declared or made by HLTH on such shares of HLTH Common Stock in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time.

(f) Adjustments to Exchange Ratio.  The Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into WebMD Class A Common Stock or HLTH Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to WebMD Class A Common Stock or HLTH Common Stock occurring on or after the date hereof and prior to the Effective Time.

(g) Termination of Exchange Fund.  Any portion of the Exchange Fund (including any interest and other income received with respect thereto) that remains undistributed to the holders of the shares of HLTH Common Stock for six months after the Effective Time shall be delivered to WebMD, upon demand, and any holders of the shares of HLTH Common Stock who have not theretofore complied with this Article III shall thereafter look only to WebMD for the Merger Consideration and any dividends or other distributions with respect to WebMD Common Stock to which they are entitled pursuant to this Article III. Any portion of the Exchange Fund (including any interest and other income received with respect thereto) remaining unclaimed by holders of shares of HLTH Common Stock as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of WebMD free and clear of any claims or interest of any Person previously entitled thereto.

(h) No Liability.  WebMD shall not be liable to any holder of shares of HLTH Common Stock for any share of WebMD Common Stock (or dividends or distributions with respect thereto), or cash properly delivered to a public official pursuant to any abandoned property, escheat or similar Law.

(i) Withholding Rights.  WebMD shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of shares of HLTH Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by WebMD, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of HLTH Common Stock in respect of which such deduction and withholding was made by WebMD.

(j) Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by WebMD, the posting by such Person of a bond, in such reasonable amount as WebMD may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration, any cash in lieu of fractional shares of WebMD Common Stock to which the holders thereof are entitled and any dividends, other distributions or payments of principal or interest to which the holders thereof are entitled pursuant to this Article III.

Section 3.03  Stock Transfer Books.  At the Effective Time, the stock transfer books of HLTH shall be closed and there shall be no further registration of transfers of shares of HLTH Common Stock thereafter on the records of HLTH. From and after the Effective Time, the holders of Certificates representing shares of

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HLTH Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of HLTH Common Stock, except as otherwise provided in this Agreement or by Law. If, after the Effective Time, any Certificates are presented to the Exchange Agent or WebMD for any reason for transfer, they shall be cancelled and exchanged for the proper Merger Consideration subject to and in accordance with the terms and requirements of this Article III.

Section 3.04  HLTH Stock Options.

(a) HLTH Options.  All HLTH Options shall remain outstanding following the Effective Time. At the Effective Time, the HLTH Options shall, by virtue of the Merger and without any further action on the part of HLTH or the holder thereof, be assumed by WebMD in such manner as described herein. From and after the Effective Time, all references to HLTH in the HLTH Equity Plans and the applicable stock option agreements issued thereunder shall be deemed to refer to WebMD, which shall have assumed the HLTH Equity Plans and such stock option agreements as of the Effective Time by virtue of this Agreement and without any further action. Each HLTH Option assumed by WebMD (each, a “Substitute Option”) shall be exercisable upon the same terms and conditions as under the applicable HLTH Equity Plan and the applicable option agreement issued thereunder (including vesting provisions and provisions regarding acceleration of vesting upon certain transactions), except that (A) each such Substitute Option shall be exercisable for (or shall become exercisable in accordance with its terms), and represent the right to acquire, that number of shares of WebMD Common Stock equal to the product of (i) the number of shares of HLTH Common Stock subject to such HLTH Option immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio, and (B) the option price per share of WebMD Common Stock shall be an amount (rounded up to the nearest cent) equal to the quotient of (i) the exercise price per share of HLTH Common Stock subject to each HLTH Option immediately prior to the Effective Time divided by (ii) the Exchange Ratio. Notwithstanding the foregoing, the exercise price of, and number of shares subject to, (i) each Substitute Option shall be determined in order to comply with Section 409A of the Code, and (ii) (x) any fractional share of WebMD Common Stock resulting from an aggregation of all the shares of a holder subject to any HLTH Option shall be rounded down to the nearest whole share and (y) for any HLTH Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424 of the Code. Each Substitute Option shall otherwise be subject to the same terms and conditions as such HLTH Option.

(b) Substitute Options.  As soon as practicable after the Effective Time, WebMD shall deliver, or cause to be delivered, to each holder of a Substitute Option an appropriate notice setting forth such holder’s rights pursuant thereto and such Substitute Option shall continue in effect on the same terms and conditions (including any antidilution provisions, and subject to the adjustments required by this Section 3.04 after giving effect to the Merger). WebMD shall comply with the terms of all such Substitute Options and operate with the intent, subject to the provisions of the HLTH Equity Plans, that (i) Substitute Options that qualified as incentive stock options under Section 422 of the Code prior to the Effective Time continue to qualify as incentive stock options after the Effective Time and (ii) the assumption of each HLTH Option will satisfy the requirements of Treasury Regulation Section 1.409A-1(b)(5)(v)(D) so as not to be treated as the grant of a new stock right or a change in the form of payment for purposes of Section 409A of the Code. WebMD shall take all corporate action necessary to reserve for issuance a sufficient number of shares of WebMD Common Stock for delivery upon exercise of Substitute Options pursuant to the terms set forth in this Section 3.04. As soon as practicable after the Effective Time, the shares of WebMD Common Stock subject to Substitute Options will be covered by an effective registration statement on Form S-8 (or any successor form) or another appropriate form, and WebMD shall use its reasonable efforts to maintain the effectiveness of such registration statement or registration statements for so long as Substitute Options remain outstanding.

(c) Section 16 of the Exchange Act.  On or after the date of the Agreement and prior to the Effective Time, each of WebMD and HLTH shall take all necessary action such that, with respect to each member of the HLTH Board and each employee of HLTH that is subject to Section 16 of the Exchange Act, the acquisition by such Person of WebMD Common Stock or Substitute Options in the Merger and the disposition by any such

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Person of WebMD Common Stock, HLTH Options or Restricted Shares (as defined in Section 3.05) pursuant to the Transactions contemplated by this Agreement shall be exempt from the short-swing profit liability rules of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 promulgated thereunder.

Section 3.05  Restricted Stock.  If any shares of HLTH Common Stock (the “Restricted Shares”) outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option, risk of forfeiture or other condition under any HLTH Equity Plan or other agreement with HLTH, then each such holder of Restricted Shares shall, at the Effective Time, for each Restricted Share held, receive a number of shares of WebMD Common Stock equal to the Exchange Ratio; provided, however, that the aggregate number of shares of WebMD Common Stock each holder of Restricted Shares receives pursuant to this Section 3.05 shall be rounded to the nearest whole number in the event such holder would otherwise receive a fractional share. The shares of WebMD Common Stock issued in exchange for such shares of HLTH Common Stock will also be unvested and subject to the same vesting schedule, repurchase option, risk of forfeiture or other condition, and the certificates representing such shares of WebMD Common Stock may accordingly be marked with appropriate legends. HLTH shall take all actions that may be necessary to ensure that, from and after the Effective Time, WebMD is entitled to exercise any such repurchase options or other rights set forth in any such restricted stock purchase or other agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF HLTH

Except as set forth in the correspondingly-numbered sections and subsections of the HLTH Disclosure Schedule that has been delivered by HLTH to WebMD in connection with the execution and delivery of this Agreement (the “HLTH Disclosure Schedule”) or as disclosed in the reports, schedules, forms, statements and other documents filed by HLTH with the SEC and publicly available prior to the date of this Agreement (the “Filed HLTH SEC Documents”), HLTH hereby represents and warrants to WebMD that:

Section 4.01  Corporate Organization.

(a) Each of HLTH and each HLTH Subsidiary is a corporation or a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate or limited liability company power and authority and all necessary Governmental Approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and Governmental Approvals could not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay HLTH from performing its obligations under this Agreement and could not reasonably be expected, individually or in the aggregate, to have a HLTH Material Adverse Effect. Each of HLTH and each HLTH Subsidiary is duly qualified or licensed as a foreign corporation or limited liability company to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing could not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay HLTH from performing its obligations under this Agreement and could not reasonably be expected, individually or in the aggregate, to have a HLTH Material Adverse Effect.

(b) A true and complete list of each HLTH Subsidiary, together with the jurisdiction of incorporation or organization and the percentage of the outstanding capital stock or membership interest of each such HLTH Subsidiary owned by HLTH (directly or indirectly), is set forth in Section 4.01(b) of the HLTH Disclosure Schedule. HLTH does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity (other than WebMD and the WebMD Subsidiaries).

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Section 4.02  Capitalization.

(a) The authorized capital stock of HLTH consists of (i) 900,000,000 shares of HLTH Common Stock, (ii) 4,990,000 shares of preferred stock, par value $0.0001 per share, designated “New Preferred Stock” (“HLTH New Preferred Stock”) and (iii) 10,000 shares of preferred stock, par value $0.0001 per share, designated “Preferred Stock” (“HLTH Preferred Stock”). As of June 11, 2009, (i) 102,784,797 shares of HLTH Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) 355,592,322 shares of HLTH Common Stock are held in the treasury of HLTH, and (iii) no shares of HLTH Common Stock are held by HLTH Subsidiaries. As of May 31, 2009, 2,525,557 shares of HLTH Common Stock are reserved for future issuance pursuant to outstanding employee stock options or restricted stock granted pursuant to the HLTH Equity Plans. As of the date of this Agreement, no shares of HLTH New Preferred Stock or HLTH Preferred Stock are issued and outstanding. Except for outstanding awards issued under the HLTH Equity Plans, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of HLTH or obligating HLTH or any HLTH Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, HLTH.

(b) All of the issued and outstanding shares or other ownership interests of each HLTH Subsidiary are duly authorized, validly issued, fully paid and nonassessable, and each such share or other ownership interest is owned by HLTH or another HLTH Subsidiary free and clear of all Encumbrances. There are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of any HLTH Subsidiary or obligating any HLTH Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, any HLTH Subsidiary.

Section 4.03  Authority Relative to This Agreement.  HLTH has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by HLTH and the consummation by HLTH of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of HLTH are necessary to authorize this Agreement or to consummate the Transactions (other than the adoption of this Agreement by the stockholders of HLTH and the filing of the Certificate of Merger as contemplated by Section 2.02. This Agreement has been duly and validly executed and delivered by HLTH and, assuming the due authorization, execution and delivery by WebMD, constitutes a legal, valid and binding obligation of HLTH, enforceable against HLTH in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

Section 4.04  No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by HLTH do not, and the performance of this Agreement by HLTH will not (i) constitute a Default under the certificate of incorporation or bylaws or any equivalent or other organizational documents of HLTH or any HLTH Subsidiary, (ii) assuming that all Governmental Approvals and other actions described in Section 4.04(b) have been obtained and all filings and notifications described in Section 4.04(b) have been made, conflict with or violate any Law applicable to HLTH or any HLTH Subsidiary or by which any property or asset of HLTH or any HLTH Subsidiary is bound or affected, or (iii) constitute a Default under any Contract to which HLTH or any HLTH Subsidiary is a party or by which HLTH or any HLTH Subsidiary or any of their assets or properties is bound or affected, except, with respect to clauses (ii) and (iii), for any such Defaults which could not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay HLTH from performing its obligations under this Agreement and could not reasonably be expected, individually or in the aggregate, to have a HLTH Material Adverse Effect.

(b) The execution and delivery of this Agreement by HLTH do not, and the performance of this Agreement by HLTH will not, require any Governmental Approval, or filing with or notification to, any Governmental Authority except (i) for applicable requirements, if any, of the Exchange Act, state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover laws, and filing and recordation of appropriate merger

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documents as required by the DGCL, and (ii) where the failure to obtain such Governmental Approval, or to make such filings or notifications, could not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions, or otherwise prevent or materially delay HLTH from performing its obligations under this Agreement, and could not reasonably be expected, individually or in the aggregate, to have a HLTH Material Adverse Effect.

Section 4.05  SEC Filings; Financial Statements.

(a) HLTH has filed all forms, reports and documents required to be filed by it with the Securities and Exchange Commission (the “SEC”) since December 31, 2008 (collectively, “HLTH SEC Reports”). As of their respective dates, or, if amended or superseded by a subsequent filing made prior to the date hereof, as of the date of the last such amendment or superseding filing prior to the date hereof, the HLTH SEC Reports filed prior to the date of this Agreement complied, and the HLTH SEC Reports filed subsequent to the date of this Agreement will comply, in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the HLTH SEC Reports and the consolidated balance sheet of HLTH as at March 31, 2009 was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of HLTH and the consolidated HLTH Subsidiaries as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which, individually or in the aggregate, have not had, and could not reasonably be expected to have, a HLTH Material Adverse Effect).

(c) Except as and to the extent reflected and reserved against in the consolidated balance sheet of HLTH and the consolidated HLTH Subsidiaries as at March 31, 2009 (including the notes thereto), neither HLTH nor any HLTH Subsidiary has any liability, obligation or Indebtedness that would be required to be reflected on a balance sheet (or the notes thereto) prepared in accordance with GAAP, except for (i) liabilities, obligations and Indebtedness incurred in the Ordinary Course since March 31, 2009, (ii) liabilities, obligations and Indebtedness incurred in connection with the Porex Divestiture and (iii) liabilities, obligations and Indebtedness which are not, individually or in the aggregate, material to HLTH and the HLTH Subsidiaries taken as a whole and which could not, individually or in the aggregate, reasonably be expected to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay HLTH from performing its obligations under this Agreement and could not reasonably be expected, individually or in the aggregate, to have a HLTH Material Adverse Effect.

Section 4.06  Compliance with Laws.  Each of HLTH and each HLTH Subsidiary is in compliance with, and is not in Default under, any Law, Governmental Order, permit or license applicable to HLTH and each HLTH Subsidiary, except for any such failure to comply or Default as would not, individually or in the aggregate, prevent or materially delay the consummation of the Transactions or otherwise prevent or materially delay HLTH from performing its obligations under this Agreement or, individually or in the aggregate, result in a HLTH Material Adverse Effect.

Section 4.07  Absence of HLTH Material Adverse Effect.  Since March 31, 2009 through the date of this Agreement, except as expressly contemplated by this Agreement, there has not been any HLTH Material Adverse Effect.

Section 4.08  Absence of Litigation.  As of the date hereof, there is no Action pending or, to the Knowledge of HLTH, threatened against HLTH or any HLTH Subsidiary, or any property or asset of HLTH or any HLTH Subsidiary, before any Governmental Authority that (a) individually or in the aggregate, has had, or could reasonably be expected to have, a HLTH Material Adverse Effect, (b) seeks to materially delay or prevent the consummation of the Transactions or (c) relates to the transactions contemplated by, or the validity

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of, this Agreement and which seeks damages or any equitable relief. As of the date hereof, neither HLTH nor any HLTH Subsidiary nor any material property or asset of HLTH or any HLTH Subsidiary is subject to any Governmental Order that could reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay HLTH from performing its obligations under this Agreement or could reasonably be expected, individually or in the aggregate, to have a HLTH Material Adverse Effect.

Section 4.09  Employee Benefit Plans.

(a) Section 4.09(a) of the HLTH Disclosure Schedule lists, as of the date hereof, (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and all bonus, stock option, stock purchase, restricted stock, phantom stock or other stock-based compensation, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other material benefit plans, agreements, policies or programs, and, with respect to the Designated Employees, all employment, termination, severance, change in control, retention or other contracts or agreements to which HLTH or any HLTH Subsidiary is a party, with respect to which HLTH or any HLTH Subsidiary has or could incur any material obligation or which are maintained, contributed to or sponsored by HLTH or any HLTH Subsidiary for the benefit of any current or former employee, officer or director of HLTH or any HLTH Subsidiary, (ii) each employee benefit plan for which HLTH or any HLTH Subsidiary could incur liability under Section 4069 of ERISA in the event such plan has been or were to be terminated, and (iii) any plan in respect of which HLTH or any HLTH Subsidiary could incur liability under Section 4212(c) of ERISA (collectively, “HLTH Plans”). All HLTH Plans are in writing and have been provided or made available to WebMD.

(b) None of the HLTH Plans is a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA) (a “Multiemployer Plan”) and neither HLTH nor any HLTH Subsidiary or HLTH ERISA Affiliate has in the past six years sponsored or contributed to, or had any liability or obligation in respect of, any Multiemployer Plan or a plan that is subject to the minimum funding requirements of Section 412 of the Code or Title IV of ERISA.

(c) Each HLTH Plan is now and always has been operated in all material respects in accordance with its terms and the requirements of all applicable Laws, except where such non-compliance could not reasonably be expected, individually or in the aggregate, to have a HLTH Material Adverse Effect. HLTH and each HLTH Subsidiary has performed all material obligations required to be performed by it under, is not in any material respect in Default under, and has no knowledge of any material Default by any party to, any HLTH Plan.

(d) Each HLTH Plan that is intended to be qualified under Section 401(a) or Section 401(k) of the Code has timely received a favorable determination letter which has not been revoked, opinion letter or advisory letter from the IRS that is so qualified and, to the Knowledge of HLTH, no fact or event has occurred since the date of such determination letter or letters from the IRS that would reasonably be expected to adversely affect the qualified status of any such HLTH Plan or the exempt status of any related trust.

(e) To the Knowledge of HLTH, there has not been any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to any HLTH Plan. Neither HLTH nor any HLTH Subsidiary has incurred any liability under, arising out of or by operation of Title IV of ERISA.

(f) None of the HLTH Plans provides medical, health or life insurance or any other welfare-type benefits (other than severance benefits payable under an employment agreement) for current or future retired or terminated employees of HLTH or the HLTH Subsidiaries or their spouses or dependents (other than in accordance with Part 6 of Title I of ERISA or Section 4980B of the Code or applicable state laws).

(g) Neither the execution and delivery of this Agreement nor the consummation of the Transactions will constitute a Default, result in any payment becoming due, or materially increase the amount of compensation or benefits due, to any current or former employee of HLTH or the HLTH Subsidiaries or, with respect to any HLTH Plan, (i) increase any benefits otherwise payable under any HLTH Plan or result in any requirement to fund any HLTH Plan; (ii) result in the acceleration of the time of payment or vesting of any such

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compensation or benefits; (iii) result in a non-exempt prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code); (iv) limit or restrict the right to merge, amend or terminate any HLTH Plan; or (v) result in the payment of any amount that would, individually or in combination with any other such payment, reasonably be expected to constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(h) Section 4.09(h) of the HLTH Disclosure Schedule lists the number of vested and unvested stock options, restricted stock or other equity awards outstanding under each applicable HLTH Plan as of May 31, 2009.

Section 4.10  Taxes.  Each of HLTH and each HLTH Subsidiary has filed all Tax returns and reports required to be filed by them and have paid and discharged all Taxes owed by HLTH and the HLTH Subsidiaries, except where the failure to file such Tax Returns or pay such Taxes would not, individually or in the aggregate, reasonably be expected to have a HLTH Material Adverse Effect. All such Tax returns are true, accurate and complete in all material respects. HLTH and each HLTH Subsidiary has withheld and paid all material Taxes required to be withheld or paid in connection with amounts paid or owing to any employee or otherwise. Neither the IRS nor any other United States or non-United States taxing authority or agency is now asserting or, to the Knowledge of HLTH, threatening to assert, against HLTH or any HLTH Subsidiary any material deficiency or claim for any Taxes or interest thereon or penalties in connection therewith. The accruals and reserves for Taxes reflected in the consolidated balance sheet of HLTH and the consolidated HLTH Subsidiaries as of December 31, 2008 are adequate to cover all Taxes accruable through such date (including interest and penalties, if any, thereon) in accordance with GAAP and there will be no increase in accruals or reserves for Taxes from such date through the Effective Time other than for the items arising in the Ordinary Course or in connection with the Transactions or the Porex Divestiture. There are no material Tax Encumbrances upon any property or assets of HLTH or any of HLTH Subsidiaries except Encumbrances for current property Taxes not yet due or that are being contested in good faith. Neither HLTH nor any HLTH Subsidiary is required to include in income in any Tax period ending after the Closing Date any adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by HLTH or any HLTH Subsidiary, and the IRS has not initiated or proposed any such adjustment or change in accounting method. Neither HLTH nor any HLTH Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(e) of the Code within the past five years. To the Knowledge of HLTH, neither HLTH nor any of its Affiliates has taken or agreed to take any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. HLTH is not aware of any agreement, plan or other circumstance that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any material Tax assessment or deficiency with respect to HLTH and each of the HLTH Subsidiaries. Neither HLTH nor any of the HLTH Subsidiaries is a real property holding company within the meaning of Section 897 of the Code. Neither HLTH nor any of the HLTH Subsidiaries has entered into a closing agreement with, or requested a ruling from, the IRS or any other taxing authority during the last three years. Neither HLTH nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period or portion thereof ending after the Closing Date as a result of any deferred intercompany gain or excess loss account described in Treasury regulations under Section 1502 of the Code (or any similar provision of state, local or foreign law) attributable to the period prior to the Closing. Neither HLTH nor any of the HLTH Subsidiaries has participated in any “listed transaction” or other “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4. As of December 31, 2008, (i) the HLTH consolidated group, in the aggregate, has estimated net operating loss carryforwards in the amount, and subject to the expiration periods and limitation under Section 382 of the Code, set forth in Section 4.10 of the HLTH Disclosure Schedule and (ii) WebMD and its Subsidiaries, in the aggregate, has estimated net operating loss carryforwards in the amount, and subject to the expiration periods and limitation under Section 382 of the Code, set forth in Section 4.10 of the HLTH Disclosure Schedule.

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Section 4.11  Board Approval; Vote Required.

(a) The HLTH Board, at a meeting duly called and held pursuant to the DGCL and HLTH’s organizational documents, adopted resolutions which were not subsequently rescinded or modified in any way (i) approving and declaring advisable this Agreement, the Merger and the other Transactions, (ii) declaring that it is in the best interests of the stockholders of HLTH that HLTH enter into this Agreement and consummate the Transactions, (iii) directing that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of HLTH and (iv) recommending that the stockholders of HLTH adopt this Agreement.

(b) The only vote of the holders of any class or series of capital stock of HLTH necessary to adopt this Agreement is the affirmative vote of the holders of a majority of the outstanding shares of HLTH Common Stock in favor thereof.

Section 4.12  Opinion of Financial Advisor.  HLTH has received the written opinion of Raymond James & Associates, Inc., dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the holders of shares of HLTH Common Stock, a copy of which opinion has been delivered to WebMD.

Section 4.13  Joint Proxy Statement/Prospectus.  The information supplied by HLTH for inclusion in the Joint Proxy Statement/Prospectus will not, at (i) the time the Registration Statement is declared effective, (ii) the time the Joint Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to the stockholders of HLTH and WebMD, (iii) the time of each of the HLTH Stockholders’ Meeting and the WebMD Stockholders’ Meeting and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.14  Brokers.  No broker, finder or investment banker (other than Raymond James & Associates, Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of HLTH. HLTH has heretofore furnished to WebMD a complete and correct copy of all agreements between HLTH and Raymond James & Associates, Inc. pursuant to which such firm would be entitled to any payment relating to the Transactions.

Section 4.15  Labor.  Neither HLTH nor any HLTH Subsidiary is party to any collective bargaining agreement or other agreement or arrangement with a labor union, labor organization, workers council or other similar body and no such agreement is currently being negotiated. As of the date hereof, to the Knowledge of HLTH, there are no ongoing union certification drives or pending proceedings for certifying a union with respect to employees of HLTH or any HLTH Subsidiary.

Section 4.16  Environmental Laws.  Except as would not, individually or in the aggregate, reasonably be expected to have a HLTH Material Adverse Effect, (i) there are no, and there have not been any, Hazardous Materials at any property currently owned or leased, or to the Knowledge of HLTH, formerly owned or leased by HLTH, or any HLTH Subsidiary under circumstances that have resulted in or are reasonably likely to result in liability of HLTH or any HLTH Subsidiary under any applicable Environmental Laws; and (ii) neither HLTH nor any HLTH Subsidiary has received any written notification (nor to the Knowledge of HLTH are there any facts existing that would reasonably be expected to give rise to such a notification) alleging that it is liable for, or request for information pursuant to Section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar Law concerning any Release or threatened Release of Hazardous Materials or any other Environmental Law at any location except, with respect to any such notification or request for information concerning any such Release or threatened Release, to the extent such matter has been fully resolved with the appropriate Governmental Authority.

Section 4.17  Intellectual Property.  Each of HLTH and the HLTH Subsidiaries owns, or is licensed to use, all Intellectual Property material to its business, and the use thereof by HLTH and the HLTH Subsidiaries does not infringe upon the intellectual property rights of any other person, except to the extent that any such failure to own or license, or any such infringements individually or in the aggregate, could not reasonably be

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expected to have a HLTH Material Adverse Effect. To the Knowledge of HLTH, such Intellectual Property has not been infringed or challenged, except to the extent that any such infringements or challenges individually or in the aggregate, could not reasonably be expected to have a HLTH Material Adverse Effect.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF WEBMD

Except as set forth in the correspondingly-numbered sections and subsections of the WebMD Disclosure Schedule that has been delivered by WebMD to HLTH in connection with the execution and delivery of this Agreement (the “WebMD Disclosure Schedule”) or as disclosed in the reports, schedules, forms, statements and other documents filed by WebMD with the SEC and publicly available prior to the date of this Agreement (the “Filed WebMD SEC Documents”), WebMD hereby represents and warrants to HLTH that:

Section 5.01  Corporate Organization.

(a) Each of WebMD and each Subsidiary of WebMD (each a “WebMD Subsidiary”) is a corporation or a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate or limited liability company power and authority and all necessary Governmental Approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and Governmental Approvals could not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay WebMD from performing its obligations under this Agreement, and could not reasonably be expected, individually or in the aggregate, to have a WebMD Material Adverse Effect. Each of WebMD and each WebMD Subsidiary is duly qualified or licensed as a foreign corporation or limited liability company to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing could not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay WebMD from performing its obligations under this Agreement and could not reasonably be expected, individually or in the aggregate, to have a WebMD Material Adverse Effect.

(b) A true and complete list of all WebMD Subsidiaries, together with the jurisdiction of incorporation or organization of each WebMD Subsidiary and the percentage of the outstanding capital stock or membership interest of each WebMD Subsidiary owned by WebMD and each other WebMD Subsidiary, is set forth in Section 5.01(b) of the WebMD Disclosure Schedule. WebMD does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

Section 5.02  Capitalization.

(a) The authorized capital stock of WebMD consists of (i) 500,000,000 shares of WebMD Class A Common Stock, (ii) 150,000,000 shares of WebMD Class B Common Stock and (iii) 50,000,000 shares of preferred stock, par value $0.01 per share (“WebMD Preferred Stock”). As of June 11, 2009, (i) 9,598,401 shares of WebMD Class A Common Stock and (ii) 48,100,000 shares of WebMD Class B Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable, (iii) 453,155 shares of WebMD Class A Common Stock are held in the treasury of WebMD, and (iv) no shares of WebMD Class A Common Stock are held by WebMD Subsidiaries. As of May 31, 2009, 2,173,720 shares of WebMD Class A Common Stock are reserved for future issuance pursuant to outstanding employee stock options or stock incentive rights granted pursuant to the WebMD Equity Plans. As of the date of this Agreement, no shares of WebMD Preferred Stock are issued and outstanding. Except for outstanding awards issued under the WebMD Equity Plans, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of WebMD or

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any WebMD Subsidiary or obligating WebMD or any WebMD Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, WebMD or any WebMD Subsidiary.

(b) All of the issued and outstanding shares or other ownership interests of each WebMD Subsidiary are duly authorized, validly issued, fully paid and nonassessable, and each such share or other ownership interest is owned by WebMD or another WebMD Subsidiary free and clear of all Encumbrances. There are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of any WebMD Subsidiary or obligating any WebMD Subsidiary to issue or sell any shares of capital stock of, or other equity interests in, any WebMD Subsidiary.

(c) The shares of WebMD Common Stock to be issued pursuant to the Merger in accordance with Article III (i) will be duly authorized, validly issued, fully paid and non-assessable and not subject to preemptive rights created by statute, WebMD’s Restated Certificate of Incorporation or Amended and Restated Bylaws or any agreement to which WebMD is a party or is bound and (ii) will, when issued, be registered under the Securities Act and the Exchange Act and registered or exempt from registration under applicable Blue Sky Laws.

Section 5.03  Authority Relative to This Agreement.  WebMD has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by WebMD and the consummation by WebMD of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of WebMD are necessary to authorize this Agreement or to consummate the Transactions (other than the adoption of this Agreement and the approval of the Share Issuance by the stockholders of WebMD and the filing of the Certificate of Merger as contemplated by Section 2.02). This Agreement has been duly and validly executed and delivered by WebMD and, assuming the due authorization, execution and delivery by HLTH, constitutes a legal, valid and binding obligation of WebMD, enforceable against WebMD in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting creditors’ rights generally and subject to the effect of general principles of equity (regardless of whether considered in a proceeding at law or in equity).

Section 5.04  No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by WebMD do not, and the performance of this Agreement by WebMD will not, (i) conflict with or violate the certificate of incorporation or bylaws or any equivalent organizational documents of WebMD or any WebMD Subsidiary, (ii) assuming that all Governmental Approvals and other actions described in Section 5.04(b) have been obtained and all filings and notifications described in Section 5.04(b) have been made, conflict with or violate any Law applicable to WebMD or any WebMD Subsidiary or by which any property or asset of WebMD or any WebMD Subsidiary is bound or affected, or (iii) result in any breach of or constitute a Default (or an event which, with notice or lapse of time or both, would become a Default) under, any Contract to which WebMD or any WebMD Subsidiary is a party or by which WebMD or any WebMD Subsidiary or any of their assets or properties is bound or affected, except, with respect to clauses (ii) and (iii), for any such Defaults which could not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay WebMD from performing its obligations under this Agreement and could not reasonably be expected, individually or in the aggregate, to have a WebMD Material Adverse Effect.

(b) The execution and delivery of this Agreement by WebMD do not, and the performance of this Agreement by WebMD will not, require any Governmental Approval, or filing with or notification to any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws and state takeover laws and filing and recordation of appropriate merger documents as required the DGCL, and (ii) where the failure to obtain such Governmental Approval, or to make such filings or notifications, could not reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions, or otherwise prevent or materially delay WebMD from performing its

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obligations under this Agreement, and could not reasonably be expected, individually or in the aggregate, to have a WebMD Material Adverse Effect.

Section 5.05  SEC Filings; Financial Statement.

(a) WebMD has filed all forms, reports and documents required to be filed by it with the SEC since December 31, 2008 (collectively, “WebMD SEC Reports”). As of their respective dates, or, if amended or superseded by a subsequent filing made prior to the date hereof, as of the date of the last such amendment or superseding filing prior to the date hereof, the WebMD SEC Reports filed prior to the date of this Agreement complied, and the WebMD SEC Reports filed subsequent to the date of this Agreement will comply, in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the WebMD SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of WebMD and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which, individually or in the aggregate, have not had, and could not reasonably be expected to have, a WebMD Material Adverse Effect).

(c) Except as and to the extent reflected and reserved against in the consolidated balance sheet of WebMD and the consolidated WebMD Subsidiaries as of March 31, 2009 (including the notes thereto) included in the Filed WebMD SEC Documents, neither WebMD nor any WebMD Subsidiary has incurred any liability or obligation that would be required to be reflected on a balance sheet (or the notes thereto) prepared in accordance with GAAP, except for (i) liabilities or obligations incurred in connection with the Transactions contemplated by this Agreement, (ii) liabilities and obligations incurred in the Ordinary Course since March 31, 2009, (iii) liabilities, obligations and Indebtedness incurred in connection with the Little Blue Book Divestiture and (iv) liabilities which are not, individually or in the aggregate, material to WebMD and the WebMD Subsidiaries taken as a whole and could not, individually or in the aggregate, reasonably be expected to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay WebMD from performing its obligations under this Agreement and could not reasonably be expected, individually or in the aggregate, to have a WebMD Material Adverse Effect.

Section 5.06  Absence of WebMD Material Adverse Effect.  Since March 31, 2009 through the date of this Agreement, except as expressly contemplated by this Agreement, there has not been any WebMD Material Adverse Effect.

Section 5.07  Absence of Litigation.  As of the date of this Agreement, there is no Action pending or, to the Knowledge of WebMD, threatened against WebMD or any WebMD Subsidiary, or any property or asset of WebMD or any WebMD Subsidiary, before any Governmental Authority that seeks to materially delay or prevent the consummation of the Transactions. Neither WebMD nor any WebMD Subsidiary nor any material property or asset of WebMD or any WebMD Subsidiary is subject to any Governmental Order that could reasonably be expected, individually or in the aggregate, to prevent or materially delay consummation of the Transactions or otherwise prevent or materially delay WebMD from performing its obligations under this Agreement or could reasonably be expected, in the individual or the aggregate, to have a WebMD Material Adverse Effect.

Section 5.08  Board Approval; Vote Required.

(a) The WebMD Board, upon the unanimous recommendation of the Special Committee, at a meeting duly called and held pursuant to the DGCL and WebMD’s organizational documents, has adopted resolutions which were not subsequently rescinded or modified in any way (i) approving and declaring advisable this Agreement, the Merger and the other Transactions, (ii) declaring that it is in the best interests of the holders of

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Outstanding WebMD Capital Stock other than HLTH and the officers and directors of HLTH, WebMD and their respective affiliates that WebMD enter into this Agreement and consummate the Transactions, including the Share Issuance, (iii) directing that the adoption of this Agreement, including the approval of the Share Issuance be submitted to a vote at a meeting of the stockholders of WebMD and (iv) recommending that the stockholders of WebMD adopt this Agreement and approve the Share Issuance.

(a) The only votes of the holders of any class or series of capital stock of WebMD necessary to adopt this Agreement and approve the Transactions is the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Outstanding WebMD Capital Stock in favor thereof.

Section 5.09  Ownership of HLTH Capital Stock.  As of the date of this Agreement, WebMD is not the Beneficial Owner of any shares of capital stock of HLTH.

Section 5.10  Opinion of Financial Advisor.  The Special Committee has received the written opinion of Morgan Joseph & Co. Inc., dated the date of this Agreement, to the effect that, as of such date, the consideration to be paid in the Merger by WebMD is fair, from a financial point of view, to the holders of Outstanding WebMD Capital Stock other than HLTH and the officers and directors of HLTH, WebMD, and their respective affiliates, a copy of which opinion has been delivered to HLTH.

Section 5.11  Joint Proxy Statement/Prospectus.  The information supplied by WebMD for inclusion in the Joint Proxy Statement/Prospectus will not, at (i) the time the Registration Statement is declared effective, (ii) the time the Joint Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to the stockholders of HLTH and WebMD, (iii) the time of each of the HLTH Stockholders’ Meeting and the WebMD Stockholders’ Meeting and (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 5.12  Brokers.  No broker, finder or investment banker (other than Morgan Joseph & Co. Inc.) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of WebMD. WebMD has heretofore furnished to HLTH a complete and correct copy of all agreements between WebMD and Morgan Joseph & Co. Inc. pursuant to which such firm would be entitled to any payment relating to the Transactions.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.01  Conduct of Business by HLTH Pending the Merger.

(a) HLTH agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 6.01 of the HLTH Disclosure Schedule, or as expressly contemplated by any other provision of this Agreement, unless WebMD shall otherwise consent (with the approval of the Special Committee) in writing (which consent shall not be unreasonably withheld or delayed):

(i) the businesses of HLTH (excluding the business of WebMD) and each HLTH Subsidiary shall be conducted in the Ordinary Course; and

(ii) HLTH shall use commercially reasonable efforts to preserve substantially intact the business organization of HLTH (excluding the business organization of WebMD) and each HLTH Subsidiary, to keep available the services of the current officers, employees and consultants of HLTH and each HLTH Subsidiary and to preserve the current relationships of HLTH and each HLTH Subsidiary with customers, suppliers and other Persons with which HLTH or any HLTH Subsidiary has significant business relations.

(b) By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or as set forth in Section 6.01 of the HLTH Disclosure Schedule, without the prior written consent (with the approval of the Special Committee) of WebMD (which consent shall not be unreasonably

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withheld or delayed), neither HLTH nor any HLTH Subsidiary, between the date of this Agreement and the Effective Time, will:

(i) amend or otherwise change its certificate of incorporation or bylaws, or equivalent organizational documents;

(ii) issue, grant, sell, or redeem any capital stock or other ownership interests (other than in connection with the Merger or the exercise of a HLTH Stock Option or warrants of HLTH or pursuant to the conversion of the Convertible Notes) (or any securities convertible into, exchangeable or exercisable for or otherwise linked to the value of the same) or any bonds or other securities;

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any direct or indirect wholly owned HLTH Subsidiary to HLTH or any other wholly owned HLTH Subsidiary;

(iv) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other securities;

(v) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any Person, business or any division thereof;

(vi) make any material loan, advance, capital contribution to, or any investment in, any Person (other than a Subsidiary) except in the Ordinary Course;

(vii) create or permit any Encumbrance (other than Permitted Encumbrances) on any asset or property except in the Ordinary Course;

(viii) incur, assume or otherwise become liable for any material Indebtedness other than trade payables in the Ordinary Course;

(ix) modify the compensation or bonuses payable or to become payable or the benefits provided to its directors or Designated Employees, except for changes in the Ordinary Course (which shall include modifications or bonuses due to promotions and normal periodic performance reviews), or grant or modify any severance or termination pay to, or enter into or modify any vesting, employment, change of control, consulting or severance arrangement with, any director or Designated Employees, or establish, adopt, enter into or modify any HLTH Plan other than as expressly contemplated by this Agreement or as required by Law;

(x) make or rescind any material Tax election or settle or compromise any material Tax liability;

(xi) change independent accountants or make any material change in any accounting methods, principles or practices (other than changes required by reason of a change in GAAP);

(xii) other than in the Ordinary Course, fail to pay when due any material liability, except with respect to any such liability being contested in good faith;

(xiii) permit any material insurance policy naming HLTH or a HLTH Subsidiary as a beneficiary or a loss payee to be cancelled or terminated (without replacing such policy with a substantially similar policy) or fail to pay any insurance premium in respect of any such policy (or replacement) when due;

(xiv) adopt a plan of complete or partial liquidation, dissolution, restructuring, or recapitalization relating to HLTH that would materially and adversely affect the value thereof; and

(xv) enter into any Contract with respect to any of the foregoing.

(c) Notwithstanding anything contained herein to the contrary, WebMD hereby acknowledges and agrees that (i) HLTH is contemplating the Porex Divestiture and (ii) subject to Article VIII, HLTH may enter into one or more agreements providing for, and consummate a transaction with respect to, the Porex Divestiture, in each case without the consent of WebMD, on such terms as are determined by HLTH in its discretion.

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Section 6.02  Conduct of Business by WebMD Pending the Merger.

(a) WebMD agrees that, between the date of this Agreement and the Effective Time, except as set forth in Section 6.02 of the WebMD Disclosure Schedule or as expressly contemplated by any other provision of this Agreement, unless HLTH shall otherwise consent, (which consent shall not be unreasonably withheld or delayed) in writing:

(i) the businesses of WebMD and each WebMD Subsidiary shall be conducted in the Ordinary Course; and

(ii) WebMD shall use commercially reasonable efforts to preserve substantially intact the business organization of WebMD and each WebMD Subsidiary, to keep available the services of the current officers, employees and consultants of WebMD and each WebMD Subsidiary and to preserve the current relationships of WebMD and each WebMD Subsidiary with customers, suppliers and other Persons with which WebMD or any WebMD Subsidiary has significant business relations.

(b) By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or as set forth in Section 6.02 of the WebMD Disclosure Schedule, without the prior written consent of HLTH (which consent shall not be unreasonably withheld or delayed) neither WebMD nor any WebMD Subsidiary, between the date of this Agreement and the Effective Time, will:

(i) amend or otherwise change its certificate of incorporation or bylaws, or equivalent organizational documents except as contemplated pursuant to Section 2.04 of this Agreement;

(ii) issue, grant, sell, or redeem any capital stock or other ownership interests (other than in connection with the Merger or the exercise of a stock option or any securities convertible into, exchangeable or exercisable for or otherwise linked to the value of the same) or any bonds or other securities (provided, however, that WebMD may make grants, in the Ordinary Course, of stock options or restricted stock under WebMD’s Amended and Restated 2005 Long-Term Incentive Plan);

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for dividends by any direct or indirect wholly owned Subsidiary of WebMD to WebMD or any other wholly owned Subsidiary of WebMD;

(iv) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other securities;

(v) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any Person, business or any division thereof;

(vi) make any material loan, advance, capital contribution to, or any investment in, any Person (other than a Subsidiary) except in the Ordinary Course;

(vii) create or permit any Encumbrance (other than Permitted Encumbrances) on any asset or property except in the Ordinary Course;

(viii) incur, assume or otherwise become liable for any material Indebtedness other than trade payables in the Ordinary Course;

(ix) make or rescind any material Tax election or settle or compromise any material Tax liability;

(x) change independent accountants or make any material change in any accounting methods, principles or practices (other than changes required by reason of a change in GAAP);

(xi) other than in the Ordinary Course, fail to pay when due any material liability, except with respect to any such liability being contested in good faith;

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(xii) permit any material insurance policy naming WebMD or a WebMD Subsidiary as a beneficiary or a loss payee to be cancelled or terminated (without replacing such policy with a substantially similar policy) or fail to pay any insurance premium in respect of any such policy (or replacement) when due;

(xiii) adopt a plan of complete or partial liquidation, dissolution, restructuring, or recapitalization that would materially and adversely affect the value thereof; and

(xiv) enter into any Contract with respect to any of the foregoing.

(c) Notwithstanding anything contained herein to the contrary, HLTH hereby acknowledges and agrees that (i) WebMD is contemplating the Little Blue Book Divestiture and (ii) subject to Article VIII, WebMD may enter into one or more agreements providing for, and consummate a transaction with respect to, the Little Blue Book Divestiture, in each case without the consent of HLTH, on such terms as are determined by WebMD in its discretion.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.01  Registration Statement and Other SEC Filings.

(a) As soon as reasonably practicable after the execution of this Agreement, (i) HLTH and WebMD shall prepare and file with the SEC a preliminary joint proxy statement relating to the HLTH Stockholders’ Meeting and the WebMD Stockholders’ Meeting and (ii) HLTH and WebMD shall prepare and file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) in connection with the registration under the Securities Act of WebMD Common Stock issuable in the Merger. The joint proxy statement furnished to HLTH’s stockholders in connection with the HLTH Stockholders’ Meeting and to WebMD’s stockholders in connection with the WebMD Stockholders’ Meeting shall be included as part of the prospectus (the “Joint Proxy Statement/Prospectus”) forming part of the Registration Statement. Each party hereto shall, and shall cause their respective counsel, accountants and other advisors to, use reasonable best efforts to cooperate with each other in connection with the preparation and filing of the preliminary joint proxy statement, the Joint Proxy Statement/Prospectus and the Registration Statement. Each party hereto shall, and shall cause their respective counsel, accountants and other advisors to, use reasonable best efforts to respond to any comments of the SEC, to cause the Registration Statement to be declared effective under the Securities Act as soon as reasonably practicable after such filing and to continue to be effective as of the Effective Time, to take any necessary action and obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement in connection with the Registration Statement and to cause the Joint Proxy Statement/Prospectus to be mailed to HLTH’s and WebMD’s stockholders at the earliest practicable time after the Registration Statement is declared effective by the SEC, including providing all information about itself to the other party as may be reasonably requested in connection with any such action.

(b) Each party shall notify the other party and the Special Committee promptly of the receipt of any comments of the SEC or its staff and of any request by the SEC or its staff or any other Governmental Authority for amendments or supplements to the preliminary joint proxy statement, the Joint Proxy Statement/Prospectus, the Registration Statement or any other related filings or for additional information related thereto, and shall supply the other party and the Special Committee with copies of all correspondence between it and any of its Representatives, on the one hand, and the SEC or its staff or any other Governmental Authority, on the other hand, with respect to the preliminary joint proxy statement, the Joint Proxy Statement/Prospectus, the Registration Statement, the Merger or any other filings relating thereto. The Joint Proxy Statement/Prospectus, the Registration Statement and such other filings shall comply in all material respects with all applicable requirements of Law. If at any time prior to the Effective Time, any event occurs or either party becomes aware of any information relating to the other party or its Subsidiaries or any of their respective officers or directors or Affiliates that should be described in an amendment or supplement to the Joint Proxy Statement/Prospectus, the Registration Statement or any other related filings, the applicable party

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shall inform the other party and the Special Committee promptly after becoming aware of such event or information and cooperate in filing with the SEC or its staff or any other Governmental Authority, and/or mailing to stockholders of HLTH or WebMD, as applicable, such amendment or supplement. The parties shall cooperate and provide each other and the Special Committee with a reasonable opportunity to review and comment on the preliminary joint proxy statement, the Joint Proxy Statement/Prospectus, the Registration Statement, any related filings or amendment or supplement thereto and any responses or communications to the SEC staff or other Governmental Authority in connection therewith; provided that, with respect to documents filed by HLTH or WebMD that are incorporated by reference in the Joint Proxy Statement/Prospectus, or the Registration Statement, this right of review and comment shall apply only with respect to information relating to the other party or its business, financial condition or results of operations.

(c) WebMD and HLTH each shall advise the other, promptly after receiving notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of WebMD Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Joint Proxy Statement/Prospectus or comments thereon and responses thereto or requests by the SEC for additional information.

Section 7.02  Stockholders’ Meetings.

(a) HLTH shall, in accordance with the DGCL, Delaware case-law interpreting the DGCL and HLTH’s organizational documents, duly call, give notice of and hold a meeting of HLTH’s stockholders as promptly as practicable for the purpose of voting upon the adoption of this Agreement (the “HLTH Stockholders’ Meeting”). WebMD shall, in accordance with the DGCL, Delaware case-law interpreting the DGCL and WebMD’s organizational documents, duly call, give notice of and hold a meeting of WebMD’s stockholders as promptly as practicable for the purpose of voting upon the adoption of this Agreement, including the approval of the Share Issuance (the “WebMD Stockholders’ Meeting”). Each of HLTH and WebMD shall use its reasonable best efforts to hold the Stockholders’ Meetings on the same day as soon as practicable after the date on which the Registration Statement becomes effective. Each of HLTH and WebMD shall include in the Proxy Statement the recommendation of their respective boards of directors that stockholders of each entity vote in favor of the approval of the Transactions and the adoption of this Agreement. Each of HLTH and WebMD shall use its reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and the approval of the Transactions, as applicable, and shall take all other action necessary or advisable to secure the required vote or consent of its stockholders.

(b) Subject to Article IX, HLTH agrees to vote, or cause to be voted, all of the shares of (i) WebMD Class A Common Stock and (ii) WebMD Class B Common Stock then beneficially owned by it or a HLTH Subsidiary in favor of the approval of the Transactions and the adoption of this Agreement.

(c) Subject to Article IX, the obligation of HLTH and WebMD to call, give notice of, convene and hold the HLTH Stockholders’ Meeting and the WebMD Stockholders’ Meeting, as applicable, and to hold a vote of the HLTH Common Stock holders and the Outstanding WebMD Capital Stock holders on this Agreement shall not be limited or otherwise affected by a Competing Transaction.

Section 7.03  Access to Information.  Except as required pursuant to any confidentiality agreement or similar agreement or arrangement to which HLTH or WebMD or any of their respective Subsidiaries is a party or pursuant to applicable Law, from the date of this Agreement until the Effective Time, HLTH and WebMD shall (and shall cause their respective Subsidiaries to): (i) provide to the other party and the Special Committee (and their Representatives) access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its Subsidiaries and to the books and records thereof; and (ii) furnish promptly to the other party and the Special Committee (and their Representatives) such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its Subsidiaries as reasonably requested.

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Section 7.04  Directors’ and Officers’ Insurance.

(a) WebMD and HLTH shall cooperate to maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering those persons who are currently covered on the date of this Agreement by HLTH’s directors’ and officers’ liability insurance policy or who become covered prior to the Effective Time on terms with respect to coverage and amount no less favorable than those in the current directors’ and officers’ liability insurance policy maintained by HLTH in effect on the date hereof.

(b) The WebMD Charter Amendment and the bylaws of the Surviving Corporation shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights with respect to indemnification, advancement of expenses and exculpation of individuals who, at or prior to the Effective Time, were officers or directors of HLTH, unless such amendment, modification or repeal is required by applicable Law after the Effective Time.

Section 7.05  Further Action; Reasonable Best Efforts.  Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the Transactions, including using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to Contracts with HLTH or WebMD or their Subsidiaries as are necessary for the consummation of the Transactions and to fulfill the conditions to the Merger. In case, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use their reasonable best efforts to take all such action.

Section 7.06  Plan of Reorganization.

(a) This Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the income tax regulations promulgated under the Code. From and after the date of this Agreement and until the Effective Time, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Following the Effective Time, neither WebMD nor any of its Affiliates shall knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken, which action or failure to act could cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

(b) As of the date hereof, HLTH does not know of any reason (i) why it would not be able to deliver to counsel to HLTH and WebMD, at the date of the legal opinions referred to below, certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firms to deliver the legal opinions contemplated by Section 8.02(e) and Section 8.03(e), and HLTH hereby agrees to deliver such certificates effective as of the date of such opinions or (ii) why counsel to HLTH and WebMD would not be able to deliver the opinions required by Section 8.02(e) and Section 8.03(e).

(c) As of the date hereof, WebMD does not know of any reason (i) why it would not be able to deliver to counsel to HLTH and WebMD, at the date of the legal opinions referred to below, certificates substantially in compliance with IRS published advance ruling guidelines, with customary exceptions and modifications thereto, to enable such firms to deliver the legal opinions contemplated by Section 8.02(e) and Section 8.03(e), and WebMD hereby agrees to deliver such certificates effective as of the date of such opinions or (ii) why counsel to HLTH and WebMD would not be able to deliver the opinions required by Section 8.02(e) and Section 8.03(e).

Section 7.07  Nasdaq Quotation.  WebMD shall use its reasonable best efforts to cause the shares of WebMD Common Stock issuable in the Merger and pursuant to the HLTH Stock Options assumed by WebMD

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to be approved for listing on Nasdaq, subject to official notice of issuance to Nasdaq, as promptly as practicable after the date hereof and in any event prior to the Closing Date, and HLTH shall cooperate with WebMD with respect to such approval.

Section 7.08  Public Announcements.  The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of WebMD (with the approval of the Special Committee) and HLTH. Thereafter, unless otherwise required by applicable Law or the requirements of Nasdaq, each of WebMD and HLTH shall each use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the Transactions.

Section 7.09  Assumption of Existing Indentures.  WebMD acknowledges and agrees that, as of the Effective Time, WebMD, as the Surviving Corporation, shall become the successor obligor to HLTH under the Existing Indentures, and shall assume and honor the obligations of HLTH thereunder.

Section 7.10  Notification of Certain Matters.  Between the date hereof and the Effective Time, each party shall give prompt notice in writing to the other party of: (i) the occurrence or failure to occur, or the impending or threatened occurrence or failure to occur, of any event or circumstance which occurrence or failure to occur could reasonably be expected to cause any of its representations or warranties in this Agreement to be untrue or inaccurate in any material respect at any time from the date hereof through the Effective Time; (ii) the occurrence or failure to occur, or the impending, alleged or threatened occurrence or failure to occur, of any event or circumstance which occurrence or failure to occur could reasonably be expected to cause any condition, covenant or agreement contained in this Agreement to fail to be complied with or satisfied; and (iii) any notice or other communication from any Person alleging that the Consent of such Person is or may be required in connection with the Transactions or that the Transactions otherwise constitute a Default under any Contract that is material to such party; provided, that the delivery of any notice pursuant to this Section 7.10 will not limit or otherwise affect the remedies available to the party receiving such notice.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.01  Conditions to the Obligations of Each Party.  The obligations of HLTH and WebMD to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following conditions:

(a) Registration Statement.  The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceeding for that purpose shall have been initiated by the SEC.

(b) HLTH Stockholder Adoption.  This Agreement shall have been adopted by the stockholders of HLTH in accordance with the DGCL.

(c) WebMD Stockholder Adoption and Approval.  This Agreement shall have been adopted, and the Transactions shall have been approved by the votes specified in Section 5.08(b) hereof, in accordance with the DGCL and, in the case of the Share Issuance, the rules and regulations of Nasdaq.

(d) No Order.  No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order which is then in effect and has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(e) Nasdaq Quotation.  The shares of WebMD Common Stock to be issued in the Merger shall have been authorized for quotation on Nasdaq, subject to official notice of issuance.

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Section 8.02  Conditions to the Obligations of WebMD.  The obligations of WebMD to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a) Representations and Warranties.  The representations and warranties of HLTH contained in this Agreement shall be true and correct (without giving effect to any qualification or exception with respect to materiality or HLTH Material Adverse Effect or similar language set forth therein) as of the Effective Time, as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure to be so true and correct would not, individually or in the aggregate, have a HLTH Material Adverse Effect.

(b) Agreements and Covenants.  HLTH shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time in all material respects.

(c) Officer Certificate.  HLTH shall have delivered to WebMD a certificate, dated the date of the Closing, signed by an executive officer of HLTH, certifying as to the satisfaction of the conditions specified in Sections 8.02(a), 8.02(b) and 8.02(d).

(d) Tax Opinion.  WebMD shall have received the opinion of Cahill Gordon & Reindel LLP, counsel to the Special Committee, based upon representations of WebMD and HLTH, and normal assumptions, to the effect that, for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of WebMD and HLTH will be a party to the reorganization within the meaning of Section 368(b) of the Code, which opinion shall not have been withdrawn or modified in any material respect. The issuance of such opinion shall be conditioned on receipt by Cahill Gordon & Reindel LLP of representation letters from each of WebMD and HLTH as contemplated by Section 7.06 of this Agreement. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect as of the Effective Time.

(e) Material Adverse Effect.  No HLTH Material Adverse Effect shall have occurred since the date of this Agreement.

Section 8.03  Conditions to the Obligations of HLTH.  The obligations of HLTH to consummate the Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a) Representations and Warranties.  The representations and warranties of WebMD contained in this Agreement shall be true and correct (without giving effect to any qualification or exception with respect to materiality or WebMD Material Adverse Effect or similar language set forth therein) as of the Effective Time, as though made on and as of such date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations to be so true and correct would not, individually or in the aggregate, have a WebMD Material Adverse Effect.

(b) Agreements and Covenants.  WebMD shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

(c) Officer Certificate.  WebMD shall have delivered to HLTH a certificate, dated the date of the Closing, signed by an executive officer of WebMD, certifying as to the satisfaction of the conditions specified in Sections 8.03(a), 8.03(b) and 8.03(d).

(d) Material Adverse Effect.  No WebMD Material Adverse Effect shall have occurred since the date of this Agreement.

(e) Tax Opinion.  HLTH shall have received the opinion of Shearman & Sterling LLP, counsel to HLTH, based upon representations of WebMD and HLTH, and normal assumptions, to the effect that, for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that each of WebMD and HLTH will be a party to the reorganization

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within the meaning of Section 368(b) of the Code, which opinion shall not have been withdrawn or modified in any material respect. The issuance of such opinion shall be conditioned on receipt by Shearman & Sterling LLP of representation letters from each of WebMD and HLTH as contemplated in Section 7.06 of this Agreement. Each such representation letter shall be dated on or before the date of such opinion and shall not have been withdrawn or modified in any material respect as of the Effective Time.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.01  Termination.  This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite adoption of this Agreement and the Transactions by the stockholders of HLTH and WebMD, as follows:

(a) by mutual written consent of WebMD and HLTH duly authorized by the Boards of Directors of WebMD (with the approval of the Special Committee) and HLTH; or

(b) by either WebMD (upon the approval of the Special Committee) or HLTH if the Effective Time shall not have occurred on or before the End Date; provided, however, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; or

(c) by either WebMD (upon the approval of the Special Committee) or HLTH if any Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any Law or Governmental Order (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger; or

(d) by WebMD (upon the approval of the Special Committee) if a Triggering Event with respect to HLTH shall have occurred; or

(e) by HLTH if a Triggering Event with respect to WebMD shall have occurred; or

(f) by either WebMD (upon the approval of the Special Committee) or HLTH if the stockholders of HLTH shall fail to adopt this Agreement at the HLTH Stockholders’ Meeting; or

(g) by either WebMD (upon the approval of the Special Committee) or HLTH if, at the WebMD Stockholders’ Meeting, this Agreement shall not have been adopted, or the Share Issuance shall not have been approved by the votes specified in Section 5.08(b) hereof; or

(h) by WebMD (upon the approval of the Special Committee) upon a breach of any representation, warranty, covenant or agreement on the part of HLTH set forth in this Agreement, or if any representation or warranty of HLTH shall have become untrue, in either case such that the condition set forth in Section 8.02(a) or Section 8.02(b) would not be satisfied (a “Terminating HLTH Breach”); provided, however, that, if such Terminating HLTH Breach is curable by HLTH, WebMD may not terminate this Agreement under this Section 9.01(h) for so long as HLTH continues to exercise its best efforts to cure such breach, unless such breach is not cured within 15 Business Days after written notice of such breach is provided by WebMD to HLTH; or

(i) by HLTH upon a breach of any representation, warranty, covenant or agreement on the part of WebMD set forth in this Agreement, or if any representation or warranty of WebMD shall have become untrue, in either case such that the condition set forth in Section 8.03(a) or Section 8.03(b) would not be satisfied (a “Terminating WebMD Breach”); provided, however, that, if such Terminating WebMD Breach is curable by WebMD, HLTH may not terminate this Agreement under this Section 9.01(i) for so long as

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WebMD continues to exercise its best efforts to cure such breach, unless such breach is not cured within 15 Business Days after written notice of such breach is provided by HLTH to WebMD; or

(j) by HLTH, upon the approval of the HLTH Board, if the HLTH Board determines, in its good faith judgment after consultation with independent legal counsel (which legal counsel may be HLTH’s regularly engaged independent legal counsel), that it is required by its fiduciary duties under applicable Law to terminate this Agreement in order to enter into a definitive agreement with respect to a Superior Proposal; or

(k) by WebMD, upon the approval of the Special Committee if the Special Committee determines, in its good faith judgment after consultation with its legal counsel, that it is required by its fiduciary duties under applicable Law to terminate this Agreement in order to enter into a definitive agreement with respect to a Superior Proposal.

Section 9.02  Effect of Termination.  In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except (a) as set forth in Section 9.03 and (b) nothing herein shall relieve any party from liability or damages for any willful or intentional breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination.

Section 9.03  Fees and Expenses.  All Expenses (as defined below) incurred by either party and the Special Committee in connection with this Agreement and the Transactions contemplated by this Agreement shall be paid by HLTH. “Expenses”, as used in this Agreement, shall include all reasonable out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto (and the Special Committee) and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Registration Statement and the Joint Proxy Statement/Prospectus, the solicitation of stockholder approvals and all other matters related to the closing of the Merger and the other transactions contemplated by this Agreement.

Section 9.04  Amendment.  This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors (with the approval of the Special Committee, in the case of WebMD) at any time prior to the Effective Time; provided, however, that, after the adoption of this Agreement by the stockholders of HLTH, no amendment shall be made which under Law requires further approval of the stockholders of HLTH or WebMD without such further approval. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 9.05  Waiver.  At any time prior to the Effective Time, either party hereto (with the approval of the Special Committee in the case of WebMD) may (a) extend the time for the performance of any obligation or other act of the other party, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement of the other party or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

ARTICLE X

GENERAL PROVISIONS

Section 10.01  Non-Survival of Representations, Warranties, Covenants and Agreements.  The representations, warranties, covenants and agreements in this Agreement and in any certificate delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 9.01, as the case may be, except that the agreements set forth in Articles II and III and Sections 7.04 and 7.07 and this Article X shall survive the Effective Time, and except that the agreements set forth in Sections 9.02 and 9.03 and this Article X shall survive the termination of this Agreement.

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Section 10.02  Notices.  All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by telecopy or email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

if to WebMD or the Surviving Corporation:

WebMD Health Corp.
111 Eighth Avenue
New York, New York 10011
Attention: General Counsel
Facsimile: (212) 624-3773
Email: dwamsley@webmd.net

with a copy to:

Cahill Gordon & Reindel LLP
Eighty Pine Street
New York, New York 10005
Attention: William M. Hartnett
Facsimile: (212) 378-2198
Email: whartnett@cahill.com

if to HLTH:

HLTH Corporation
River Drive Center Two
699 River Drive
Elmwood Park, New Jersey 07407-1371
Attention: General Counsel
Facsimile: (201) 703-3449
Email: cmele@hlth.com

with copies to:

Shearman & Sterling LLP
Broadgate West
9 Appold Street
London, EC2A 2AP
United Kingdom
Attention: Creighton O’M. Condon
Facsimile: +44 20 7655 5500
Email: ccondon@shearman.com

and

Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Attention: Robert M. Katz
Facsimile: (646) 848-8008
Email: rkatz@shearman.com

Section 10.03  Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or by public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the

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Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.04  Entire Agreement; Assignment.  This Agreement (including the HLTH Disclosure Schedule and the WebMD Disclosure Schedule) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise).

Section 10.05  Parties in Interest.  This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person (including stockholders of either party) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.06  Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 10.07  Governing Law; Jurisdiction.  This Agreement and the legal relations between the parties shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflict of laws rules thereof. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Court of Chancery of the State of Delaware in and for New Castle County, Delaware. The parties hereto hereby (a) submit to the exclusive jurisdiction of any Delaware state or federal court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the Transactions may not be enforced in or by any of the above-named courts.

Section 10.08  Waiver of Jury Trial.  Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of the other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other party hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.08.

Section 10.09  Headings.  The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 10.10  Counterparts.  This Agreement may be executed and delivered (including by facsimile or email transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same Agreement.

Section 10.11  Joint Participation in Drafting This Agreement.  The parties acknowledge and confirm that each of them and their respective Representatives have participated jointly in the drafting, review, negotiation and revision of this Agreement, that it has not been drafted solely by counsel for one party and that each party has had the benefit of its independent legal counsel’s advice with respect to the terms and provisions hereof and its rights and obligations hereunder.

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IN WITNESS WHEREOF, WebMD and HLTH have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

WEBMD HEALTH CORP.

By:	/s/ Anthony Vuolo
Name:     Anthony Vuolo

Title:	Chief Operating Officer

HLTH CORPORATION

By:	/s/ Charles A. Mele
Name:     Charles A. Mele

Title:	Executive Vice President and
General Counsel

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Exhibit 2.04 to Merger Agreement

RESTATED
CERTIFICATE OF INCORPORATION
OF WEBMD HEALTH CORP.

(See Annex G)

Exhibit 2.05 to Merger Agreement

HLTH Director Classes

HLTH designees to WebMD Board of Directors for the Director Class with term expiring in 2010: Paul Brooke and Kevin Cameron

HLTH designee to WebMD Board of Directors for the Director Class with term expiring in 2011: Herman Sarkowsky

HLTH designee to WebMD Board of Directors for the Director Class with term expiring in 2012: Joseph E. Smith

ANNEX B-1

HLTH CORPORATION 2008 ANNUAL REPORT

FINANCIAL STATEMENTS

All other schedules not listed above have been omitted as not applicable or because the required information is included in the Consolidated Financial Statements or in the notes thereto. Columns omitted from the schedule filed have been omitted because the information is not applicable.

HLTH 2008 Annual Report — Financial Statements Annex

Annex B-1 – Page 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
of HLTH Corporation

We have audited the accompanying consolidated balance sheets of HLTH Corporation as of December 31, 2008 and 2007, and the related consolidated statements of operations, equity and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index at page 1. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HLTH Corporation at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” As discussed in Note 24 to the consolidated financial statements, effective January 1, 2009, the Company retrospectively adopted the presentation and disclosure requirements of Financial Accounting Standards Board Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51.” As further discussed in Note 24 to the consolidated financial statements, effective January 1, 2009, the Company also retrospectively adopted the provisions of Financial Accounting Standards Board’s Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement).”

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), HLTH Corporation’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2009 expressed an unqualified opinion thereon.

/s/  Ernst & Young LLP

New York, New York
February 26, 2009,
except for Notes 3, 9, 10 and 24, as to which the date is
June 29, 2009

HLTH 2008 Annual Report — Financial Statements Annex

Annex B-1 – Page 2

HLTH CORPORATION

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,
	2008	2007

ASSETS
Current assets:
Cash and cash equivalents	$629,848	$536,879
Short-term investments	371	290,858
Accounts receivable, net of allowance for doubtful accounts of $1,301 at December 31, 2008 and $1,165 at December 31, 2007	93,082	83,410
Due from EBS Master LLC	—	1,224
Prepaid expenses and other current assets	44,369	72,669
Assets of discontinued operations	131,350	277,451

Total current assets	899,020	1,262,491
Investments	288,049	2,383
Property and equipment, net	56,633	49,474
Goodwill	202,104	206,279
Intangible assets, net	32,328	35,634
Investment in EBS Master LLC	—	25,261
Other assets	23,600	69,959

TOTAL ASSETS	$1,501,734	$1,651,481

LIABILITIES AND EQUITY
Current liabilities:
Accrued expenses	$54,595	$49,341
Deferred revenue	79,613	75,518
Liabilities of discontinued operations	100,771	125,547

Total current liabilities	234,979	250,406
1.75% convertible subordinated notes due 2023	350,000	350,000
3 1/8% convertible notes due 2025, net of discount of $35,982 at December 31, 2008 and $44,224 at December 31, 2007	264,018	255,776
Other long-term liabilities	21,816	21,137
Commitments and contingencies
Equity:
HLTH stockholders’ equity:
Preferred stock, $0.0001 par value; 5,000,000 shares authorized; no shares outstanding	—	—
Common stock, $0.0001 par value; 900,000,000 shares authorized; 458,284,729 shares issued at December 31, 2008; 457,803,361 shares issued at December 31, 2007	46	46
Additional paid-in capital	12,566,854	12,538,699
Treasury stock, at cost; 356,910,193 shares at December 31, 2008; 275,786,634 shares at December 31, 2007	(3,292,997)	(2,564,948)
Accumulated deficit	(8,776,618)	(9,336,841)
Accumulated other comprehensive (loss) income	(587)	5,853

HLTH stockholders’ equity	496,698	642,809
Noncontrolling interest in WHC	134,223	131,353

Total equity	630,921	774,162

TOTAL LIABILITIES AND EQUITY	$1,501,734	$1,651,481

See accompanying notes.

HLTH 2008 Annual Report — Financial Statements Annex

Annex B-1 – Page 3

HLTH CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended December 31,
	2008	2007	2006

Revenue	$373,462	$319,232	$899,585

Cost of operations	135,138	114,000	542,723
Sales and marketing	106,080	91,035	116,258
General and administrative	88,053	102,661	130,056
Depreciation and amortization	28,410	27,808	44,073
Interest income	35,300	42,035	32,339
Interest expense	26,428	25,887	25,472
Gain on sale of EBS Master LLC	538,024	—	—
Impairment of auction rate securities	60,108	—	—
Restructuring	7,416	—	—
Gain on 2006 EBS Sale	—	399	352,297
Other (expense) income, net	(5,949)	3,406	(4,252)

Income from continuing operations before income tax provision (benefit)	489,204	3,681	421,387
Income tax provision (benefit)	26,638	(9,053)	50,033
Equity in earnings of EBS Master LLC	4,007	28,566	763

Consolidated income from continuing operations	466,573	41,300	372,117
Consolidated income (loss) from discontinued operations (net of tax provision (benefit) of $3,134, $(4,894) and $36,887 in 2008, 2007 and 2006)	94,682	(18,048)	393,527

Consolidated net income inclusive of noncontrolling interest	561,255	23,252	765,644
Income attributable to noncontrolling interest	(1,032)	(10,667)	(405)

Net income attributable to HLTH stockholders	$560,223	$12,585	$765,239

Amounts attributable to HLTH stockholders:
Income from continuing operations	$465,725	$31,845	$371,844
Income (loss) from discontinued operations	94,498	(19,260)	393,395

Net income attributable to HLTH stockholders	$560,223	$12,585	$765,239

Basic income (loss) per common share:
Income from continuing operations	$2.66	$0.18	$1.33
Income (loss) from discontinued operations	0.54	(0.11)	1.41

Net income attributable to HLTH stockholders	$3.20	$0.07	$2.74

Diluted income (loss) per common share:
Income from continuing operations	$2.19	$0.16	$1.20
Income (loss) from discontinued operations	0.42	(0.10)	1.18

Net income attributable to HLTH stockholders	$2.61	$0.06	$2.38

Weighted-average shares outstanding used in computing income (loss) per common share:
Basic	174,928	179,330	279,234

Diluted	220,127	188,763	331,642

See accompanying notes.

HLTH 2008 Annual Report — Financial Statements Annex

Annex B-1 – Page 4

HLTH CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY
(In thousands, except share data)

	HLTH Stockholders’ Equity
								Accumulated	Total	Non-
			Additional	Deferred				Other	HLTH	Controlling
	Common Stock		Paid-in	Stock	Treasury Stock		Accumulated	Comprehensive	Stockholders’	Interest	Total
	Shares	Amount	Capital	Compensation	Shares	Amount	Deficit	(Loss) Income	Equity	in WHC	Equity

Balances at December 31, 2005	428,624,239	$43	$12,121,431	$(3,699)	150,296,414	$(950,482)	$(10,113,667)	$7,607	1,061,233	$43,096	1,104,329
Adoption of FSP APB 14-1	—	—	59,125	—	—	—	(2,121)	—	57,004		57,004
Comprehensive income:
Net income	—	—	—	—	—	—	765,239	—	765,239	405	765,644
Other comprehensive income:
Net change in unrealized (losses) on securities	—	—	—	—	—	—	—	(1,108)	(1,108)	—	(1,108)
Foreign currency translation adjustment	—	—	—	—	—	—	—	3,611	3,611	—	3,611

Other comprehensive income	—	—	—	—	—	—	—	—	2,503	—	2,503

Comprehensive income	—	—	—	—	—	—	—	—	767,742	405	768,147

Issuance of common stock for option exercises, ESPP and other issuances	20,976,508	2	151,237	—	—	—	—	—	151,239	5,181	156,420
Accretion of convertible redeemable exchangeable preferred stock	—	—	—	—	—	—	(235)	—	(235)	—	(235)
Reversal of deferred stock compensation — adoption of SFAS 123R	—	—	(3,699)	3,699	—	—	—	—	—	—	—
Stock-based compensation expense	—	—	26,720	—	.	—	—	—	26,720	21,615	48,335
Purchase of treasury stock under repurchase program	—	—	—	—	8,240,245	(83,167)	—	—	(83,167)	—	(83,167)
Purchase of treasury stock in tender offer	—	—	—	—	129,234,164	(1,552,120)	—	—	(1,552,120)	—	(1,552,120)
Gain on issuance of WHC Class A Common Stock for options excercised, restricted stock released and other	—	—	5,152	—	—	—	—	—	5,152	(5,152)	—
Issuance of WHC Class A Common Stock for the Subimo transaction	—	—	11,627	—	—	—	—	—	11,627	14,373	26,000
Minority interest impact of cash transferred to WHC	—	—	(22,342)	—	—	—	—	—	(22,342)	22,342	—

Balances at December 31, 2006	449,600,747	45	12,349,251	—	287,770,823	(2,585,769)	(9,350,784)	10,110	422,853	101,860	524,713
Comprehensive income:
Net income	—	—	—	—	—	—	12,585	—	12,585	10,667	23,252
Other comprehensive income:
Net change in unrealized (losses) on securities	—	—	—	—	—	—	—	(249)	(249)	—	(249)
Foreign currency translation adjustment	—	—	—	—	—	—	—	3,318	3,318	—	3,318
HLTH’s share of EBSCo’s comprehensive loss	—	—	—	—	—	—	—	(7,326)	(7,326)	—	(7,326)

Other comprehensive income	—	—	—	—	—	—	—	—	(4,257)	—	(4,257)

Comprehensive income	—	—	—	—	—	—	—	—	8,328	10,667	18,995

Cumulative effect to prior year related to the adoption of FIN 48	—	—	—	—	—	—	1,475	—	1,475	—	1,475
Issuance of stock for option exercises, ESPP and other issuances	8,202,614	1	96,893	—	(4,715,883)	22,840	—	—	119,734	13,714	133,448
Tax benefit realized from issuances of common stock and valuation reversal	—	—	7,299	—	—	—	—	—	7,299	—	7,299
Gain on issuance of WHC Class A Common Stock for options excercised, restricted stock released and other	—	—	14,364	—	—	—	—	—	14,364	(14,364)	—
Conversion and accretion of convertible redeemable exchangeable preferred stock	—	—	53,781	—	(10,638,297)	45,104	(117)	—	98,768	—	98,768
Stock-based compensation expense	—	—	18,699	—	—	—	—	—	18,699	17,888	36,587
Purchase of treasury stock under repurchase program	—	—	—	—	3,369,991	(47,123)	—	—	(47,123)	—	(47,123)
Minority interest impact of cash transferred to WHC	—	—	(1,588)	—	—	—	—	—	(1,588)	1,588	—

Balances at December 31, 2007	457,803,361	46	12,538,699	—	275,786,634	(2,564,948)	(9,336,841)	5,853	642,809	131,353	774,162

See accompanying notes.

HLTH 2008 Annual Report — Financial Statements Annex

Annex B-1 – Page 5

HLTH CORPORATION

CONSOLIDATED STATEMENTS OF EQUITY — (Continued)
(In thousands, except share data)

	HLTH Stockholders’ Equity
								Accumulated	Total	Non-
			Additional	Deferred				Other	HLTH	Controlling
	Common Stock		Paid-In	Stock	Treasury Stock		Accumulated	Comprehensive	Stockholders’	Interest	Total
	Shares	Amount	Capital	Compensation	Shares	Amount	Deficit	(Loss) Income	Equity	in WHC	Equity

Comprehensive income:
Net income	—	—	—	—	—	—	560,223	—	560,223	1,032	561,255
Other comprehensive income:
Net change in unrealized (losses) on securities	—	—	—	—	—	—	—	(9,588)	(9,588)	(702)	(10,290)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(4,178)	(4,178)	—	(4,178)
HLTH’s share of EBSCo’s comprehensive loss								7,326	7,326	—	7,326

Other comprehensive income								—	(6,440)	(702)	(7,142)

Comprehensive income	—	—	—	—	—	—	—	—	553,783	330	554,113

Issuance of stock for option exercises, ESPP and other issuances	481,368	—	9,285	—	(2,576,363)	9,275	—	—	18,560	3,465	22,025
Tax benefit realized from issuances of common stock and valuation reversal	—	—	2,232	—	—	—	—	—	2,232	—	2,232
Gain on issuance of WHC Class A Common Stock for options excercised, restricted stock released and other	—	—	3,688	—	—	—	—	—	3,688	(3,688)	—
WHC purchase of its Class A Common Stock	—	—	—	—	—	—	—	—	—	(6,728)	(6,728)
Cash settlement for Subimo transaction	—	—	—	—	—	—	—	—	—	(2,782)	(2,782)
Purchase of warrant	—	—	(700)	—	—	—	—	—	(700)	—	(700)
Stock-based compensation expense	—	—	13,650	—	—	—	—	—	13,650	12,273	25,923
Purchase of treasury stock in tender offer	—	—	—	—	83,699,922	(737,324)	—	—	(737,324)	—	(737,324)

Balances at December 31, 2008	458,284,729	$46	$12,566,854	$—	356,910,193	$(3,292,997)	$(8,776,618)	$(587)	$496,698	$134,223	$630,921

See accompanying notes.

HLTH 2008 Annual Report — Financial Statements Annex

Annex B-1 – Page 6

HLTH CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,
	2008	2007	2006

Cash flows from operating activities:
Consolidated net income inclusive of noncontrolling interest	$561,255	$23,252	$765,644
Adjustments to reconcile consolidated net income inclusive of noncontrolling interest to net cash provided by operating activities:
Consolidated (income) loss from discontinued operations, net of tax	(94,682)	18,048	(393,527)
Depreciation and amortization	28,410	27,808	44,073
Equity in earnings of EBS Master LLC	(4,007)	(28,566)	(763)
Non-cash interest expense, net	9,859	10,210	9,584
Non-cash advertising	5,097	5,264	7,414
Non-cash stock-based compensation	24,632	32,336	41,608
Deferred income taxes	7,474	(10,430)	26,547
Gain on sale of EBS Master LLC	(538,024)	—	—
Gain on 2006 EBS Sale		(399)	(352,297)
Impairment of auction rate securities	60,108	—	—
Changes in operating assets and liabilities:
Accounts receivable	(9,672)	4,239	(41,729)
Prepaid expenses and other, net	1,893	5,599	(12,243)
Accrued expenses and other long-term liabilities	6,052	(44,248)	20,987
Deferred revenue	4,095	93	17,516

Net cash provided by continuing operations	62,490	43,206	132,814
Net cash provided by discontinued operations	34,624	32,187	66,206

Net cash provided by operating activities	97,114	75,393	199,020
Cash flows from investing activities:
Proceeds from maturities and sales of available-for-sale securities	118,339	670,326	928,284
Purchases of available-for-sale securities	(177,150)	(927,038)	(686,815)
Purchases of property and equipment	(24,265)	(19,041)	(49,406)
Purchase of investment in preferred stock	(6,471)	—	—
Cash paid in business combinations, net of cash acquired	(2,633)	—	(152,672)
Purchase of noncontrolling interest in subsidiary	(12,818)	—	—
Proceeds related to the sale of EBS Master LLC	574,617	—	—
Proceeds from the sale of discontinued operations	247,491	11,667	522,604
Proceeds from the 2006 EBS Sale, net	—	2,898	1,199,872
Proceeds (disbursements) from advances to EBS Master LLC	1,224	18,792	(20,016)

Net cash provided by (used in) continuing operations	718,334	(242,396)	1,741,851
Net cash used in discontinued operations	(4,852)	(4,753)	(3,310)

Net cash provided by (used in) investing activities	713,482	(247,149)	1,738,541

See accompanying notes.

HLTH 2008 Annual Report — Financial Statements Annex

Annex B-1 – Page 7

	Years Ended December 31,
	2008	2007	2006

Cash flows from financing activities:
Proceeds from issuance of HLTH and WHC common stock	21,683	133,054	156,078
Tax benefit on stock-based awards	748	6,601	—
Purchases of treasury stock under repurchase program	—	(47,123)	(83,167)
Purchases of treasury stock in tender offer	(737,324)	—	(1,552,120)
Other	(700)	(20)	(337)

Net cash (used in) provided by continuing operations	(715,593)	92,512	(1,479,546)
Net cash used in discontinued operations	(76)	(175)	(100)

Net cash (used in) provided by financing activities	(715,669)	92,337	(1,479,646)
Effect of exchange rates on cash	(1,958)	1,607	1,135

Net increase (decrease) in cash and cash equivalents	92,969	(77,812)	459,050
Changes in cash of discontinued operations	—	—	25
Cash and cash equivalents at beginning of period	536,879	614,691	155,616

Cash and cash equivalents at end of period	$629,848	$536,879	$614,691

See accompanying notes.

HLTH 2008 Annual Report — Financial Statements Annex

Annex B-1 – Page 8

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

1.	Background and Basis of Presentation

Background

HLTH Corporation (“HLTH” or the “Company”) is a Delaware corporation that was incorporated in December 1995 and commenced operations in January 1996 as Healtheon Corporation. HLTH’s Common Stock began trading on the Nasdaq National Market under the symbol “HLTH” on February 11, 1999 and now trades on the Nasdaq Global Select Market. The Company changed its name to Healtheon/WebMD Corporation in November 1999 and to WebMD Corporation in September 2000. In October 2005, WebMD Corporation changed its name to Emdeon Corporation in connection with the initial public offering of equity securities of WebMD Health Corp. (“WHC”). In connection with the November 2006 sale of a 52% interest in the Company’s Emdeon Business Services segment, the Company transferred its rights to the name “Emdeon” and related intellectual property to Emdeon Business Services. Accordingly, in May 2007, the Company changed its name to HLTH Corporation.

WHC’s Class A Common Stock began trading on the Nasdaq National Market under the symbol “WBMD” on September 29, 2005 and now trades on the Nasdaq Global Select Market. As of December 31, 2008 and 2007, the Company owned 48,100,000 shares of WHC Class B Common Stock, which represented 83.6% and 84.1%, respectively, of the total outstanding Class A Common Stock and Class B Common Stock of WHC. WHC Class A Common Stock has one vote per share, while WHC Class B Common Stock has five votes per share. As a result, the WHC Class B Common Stock owned by the Company represented, as of December 31, 2008 and 2007, 96.0% and 96.2%, respectively, of the combined voting power of WHC’s outstanding Common Stock. All shares of WHC Class B Common Stock outstanding on September 29, 2010 (the fifth anniversary of the closing date of WHC’s initial public offering) will automatically be converted on a share-for-share basis for shares of WHC Class A Common Stock. See Note 6 and 17 for additional information regarding HLTH’s ownership interest in, and relationship with, WHC.

Reclassifications and Retrospective Application of New Accounting Pronouncements

The accompanying consolidated financial statements and footnotes are for the same periods as the consolidated financial statements that were included in the Company’s Annual Report on Form 10-K filed on March 2, 2009 (the “2008 Form 10-K”), however, it reflects the reclassification of WebMD’s Little Blue Book print and directory business (“LBB”) to discontinued operations (as described in Note 3), the related elimination of WebMD’s Publishing and Other Services segment and the classification of WebMD’s remaining revenue into the following two categories: public portals and private portals (see Note 10). While the accompanying consolidated financial statements reflect the reclassifications described above, it does not reflect any other events occurring after February 27, 2009, the date of the 2008 Form 10-K, except for the retrospective adoption, effective January 1, 2009, of Financial Accounting Standards Board’s Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (“FSP APB 14-1”) and Statement of Financial Accounting Standards Board Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (“SFAS 160”). As required by FSP APB 14-1 and SFAS 160, our historical consolidated financial statements have been retrospectively adjusted to reflect the adoption of these standards. These accounting standards and the impact of their adoption on the historical financial statements are more fully described in Note 24, “Retrospective Application of New Accounting Standards.” Certain other events occurring after February 27, 2009 have been disclosed in other public filings made by the Company, including Current Reports on Form 8-K and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009.

HLTH 2008 Annual Report — Financial Statements Annex

Annex B-1 – Page 9

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Basis of Presentation

The accompanying consolidated financial statements include the consolidated accounts of HLTH Corporation and its subsidiaries and have been prepared in United States dollars, and in accordance with U.S. generally accepted accounting principles (“GAAP”). The consolidated accounts include 100% of the assets and liabilities of the majority-owned WHC and the ownership interests of noncontrolling stockholders of WHC are recorded as noncontrolling interest in WHC in the accompanying consolidated balance sheets.

The accompanying consolidated financial statements, reflect the Company’s Porex segment, ViPS segment and LBB as discontinued operations, as a result of the Company’s intention to sell the Porex segment and LBB and due to the sale of the ViPS segment that was completed on July 22, 2008 (the “ViPS Sale”). The consolidated financial statements also reflect WHC’s reference publications business, including the publications ACP Medicine and ACS Surgery: Principles and Practice (the “ACS/ACP Business”) and Emdeon Practice Services, Inc. (together with its subsidiaries, “EPS”) as discontinued operations, as a result of the sale of the ACS/ACP Business that was completed on December 31, 2007 and the sale of EPS that was completed on September 14, 2006 (the “EPS Sale”). See Note 3 for further details.

Business

The Company, through WHC, provides health information services to consumers, physicians and other healthcare professionals, employers and health plans through its public and private online portals and health focused publications. The Company refers to this segment as the WebMD segment. Additionally, until the sale of the 52% interest in the Company’s Emdeon Business Services segment (the “2006 EBS Sale”) on November 16, 2006, EBS also represented an operating segment. These segments and the Company’s Corporate segment are described as follows:

•	WebMD provides health information services to consumers, physicians and other healthcare professionals, employers and health plans through WebMD’s public and private online portals and health-focused publications. WebMD’s public portals for consumers enable them to obtain health and wellness information (including information on specific diseases or conditions), check symptoms, locate physicians, store individual healthcare information, receive periodic e-newsletters on topics of individual interest and participate in online communities with peers and experts. WebMD’s public portals for physicians and healthcare professionals make it easier for them to access clinical reference sources, stay abreast of the latest clinical information, learn about new treatment options, earn continuing medical education (“CME”) credit and communicate with peers. WebMD’s public portals generate revenue primarily through the sale of advertising and sponsorship products, including CME services. WebMD also distributes online content and services to other entities and generates revenue from these arrangements through the sale of advertising and sponsorship products and content syndication fees, provides e-detailing promotion and physician recruitment services and provides print services including the publication of WebMD the Magazine, a consumer magazine distributed to physician office waiting rooms. The public portals sponsors and advertisers include pharmaceutical, biotechnology, medical device and consumer products companies. WebMD’s private portals enable employers and health plans to provide their employees and plan members with access to personalized health and benefit information and decision-support technology that helps them make more informed benefit, treatment and provider decisions. WebMD also provides related services for use by such employees and members, including lifestyle education and personalized telephonic health coaching. WebMD generates revenue from its private portals through the licensing of these services to employers and health plans either directly or through distributors.

•	Corporate includes personnel costs and other expenses related to executive personnel, legal, accounting, tax, internal audit, risk management, human resources and certain information technology

HLTH 2008 Annual Report — Financial Statements Annex

Annex B-1 – Page 10

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

functions, as well as other corporate costs and expenses such as professional fees including legal and audit services, insurance, costs of leased property and facilities, telecommunication costs and software maintenance expenses. Corporate expenses are net of $3,410, $3,340 and $3,190 in 2008, 2007 and 2006, respectively, which are costs allocated to WebMD for services provided by the Corporate segment. In connection with the 2006 EBS Sale, EPS Sale and the ViPS Sale, the Company entered into transition services agreements whereby the Company provided ViPS, EBSCo (as defined in Note 4), and Sage Software certain administrative services, including payroll, accounting, purchasing and procurement, tax, and human resource services, as well as information technology support. Additionally, EBSCo provided certain administrative services to the Company. These services were provided through the Corporate segment, and the related transition services fees that the Company charged to ViPS, EBSCo and Sage Software, net of the fee the Company paid to EBSCo, were also included in the Corporate segment, which were intended to approximate the cost of providing these services. The transition services agreement with Sage Software was terminated on December 31, 2007 and, therefore, net transition services fees are solely for services related to EBSCo and ViPS in 2008.

•	Emdeon Business Services provides solutions that automate key business and administrative functions for healthcare payers and providers, including electronic patient eligibility and benefit verification; electronic and paper claims processing; electronic and paper paid-claims communication services; and patient billing, payment and communications services. In addition, EBS provides clinical communications services that improve the delivery of healthcare by enabling physicians to manage laboratory orders and results, hospital reports and electronic prescriptions. As a result of the 2006 EBS Sale, beginning November 17, 2006, the results of EBS were no longer included in the segment results. See Note 4.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The results of operations for companies acquired or disposed of are included in the consolidated financial statements from the effective date of acquisition or up to the date of disposal. All material intercompany balances and transactions have been eliminated in consolidation.

Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience, current business factors, and various other assumptions that the Company believes are necessary to consider to form a basis for making judgments about the carrying values of assets and liabilities, the recorded amounts of revenue and expenses, and the disclosure of contingent assets and liabilities. The Company is subject to uncertainties such as the impact of future events, economic, environmental and political factors, and changes in the Company’s business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company’s financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements. Significant estimates and assumptions by management affect: the allowance for doubtful accounts, the carrying value of prepaid advertising, the carrying value of long-lived assets (including goodwill and intangible assets), the

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amortization period of long-lived assets (excluding goodwill and indefinite lived intangible assets), the carrying value, capitalization and amortization of software and Web site development costs, the carrying value of investments in auction rate securities, the provision for income taxes and related deferred tax accounts, certain accrued expenses, revenue recognition, contingencies, litigation and related legal accruals and the value attributed to employee stock options and other stock-based awards.

Seasonality

The timing of the Company’s revenue is affected by seasonal factors. Revenue within the public portals is seasonal, primarily as a result of the annual budget approval process of the Company’s clients. This portion of revenue is usually the lowest in the first quarter of each calendar year, and increases during each consecutive quarter throughout the year. Additionally, private portals revenue is historically highest in the second half of the year as new customers are typically added during this period in conjunction with their annual open enrollment periods for employee benefits.

Noncontrolling Interest

Noncontrolling interest represents the noncontrolling stockholders’ proportionate share of equity and net income of WHC, including the non-cash stock-based compensation expense related to stock options and other stock awards based on WHC Class A Common Stock that have been expensed since the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 123, “(Revised 2004): Share-Based Payment” on January 1, 2006, and to a much lesser extent, the expense associated with these awards that were expensed in connection with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) prior to January 1, 2006.

Sale of Stock by a Subsidiary

The Company accounts for the sale of stock by a subsidiary of the Company in accordance SFAS 160, which requires that the difference between the carrying amount of the parent’s investment in a subsidiary and the underlying net book value of the subsidiary after the issuance of stock by the subsidiary be reflected as an equity transaction. The Company does not record any deferred taxes related to these equity transactions associated with WHC equity, as it has the ability to recover its investment in WHC on a tax-free basis under current federal tax rules and regulations.

Cash and Cash Equivalents

All highly liquid investments with an original maturity from the date of purchase of three months or less are considered to be cash equivalents. These investments are stated at cost, which approximates market. The Company’s cash and cash equivalents are generally invested in various money market accounts.

Fair Value

The carrying amount of cash and cash equivalents, accounts receivable, accrued expenses and deferred revenue is deemed to approximate fair value due to the immediate or short-term maturity of these financial instruments.

The Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) on January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. See Note 19 for further information.

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Marketable Securities

The Company classifies its investments in marketable securities as either available-for-sale or held-to-maturity at the time of purchase and re-evaluates such classifications at each balance sheet date. The Company does not invest in trading securities. Debt securities in which the Company has the positive intent and ability to hold the securities to maturity are classified as held-to-maturity; otherwise they are classified as available-for-sale. Investments in marketable equity securities are classified as available-for-sale.

Held-to-maturity securities are carried at amortized cost and available-for-sale securities are carried at fair value as of each balance sheet date. Unrealized gains and losses associated with available-for-sale securities are recorded as a component of accumulated other comprehensive income within equity. Realized gains and losses and declines in value determined to be other-than-temporary are recorded in the consolidated statements of operations. A decline in value of a debt security is deemed to be other-than-temporary if the Company does not have the intent and ability to retain the investment until any anticipated recovery in market value. The cost of securities is based on the specific identification method.

Equity Investment in EBS Master LLC

From November 17, 2006 through February 8, 2008, the Company accounted for its investment in EBS Master LLC in accordance with APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”), which stipulates that the equity method should be used to account for investments whereby an investor has “the ability to exercise significant influence over operating and financial policies of an investee,” but does not exercise control. APB 18 generally considers an investor to have the ability to exercise significant influence when it owns 20% or more of the voting stock of an investee.

The Company assesses the recoverability of the carrying value of its investments whenever events or changes in circumstances indicate a loss in value that is other than a temporary decline. A decline in value is deemed to be other-than-temporary, but not limited to, if the Company does not have the intent and ability to retain the investment until any anticipated recovery in the carrying amount of the investment, inability of the investment to sustain an earnings capacity which would justify the carrying amount or the current fair value of the investment is less than its carrying amount.

Allowance for Doubtful Accounts

The allowance for doubtful accounts receivable reflects the Company’s best estimate of losses inherent in the Company’s receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence.

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Long-Lived Assets

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The useful lives are generally as follows:

Computer equipment	3 to 5 years
Office equipment, furniture and fixtures	4 to 7 years
Software	3 to 5 years
Building and improvements	Up to 40 years
Web site development costs	3 years
Leasehold improvements	Shorter of useful life or lease term

Expenditures for maintenance, repair and renewals of minor items are charged to expense as incurred. Major betterments are capitalized.

Goodwill and Intangible Assets

Goodwill and intangible assets result from acquisitions accounted for under the purchase method. Goodwill and other intangible assets with indefinite lives are not amortized and are subjected to impairment review by applying a fair value based test. Intangible assets with definite lives are amortized on a straight-line basis over the individually estimated useful lives of the related assets as follows:

Content	4 to 5 years
Customer relationships	5 to 12 years
Acquired technology and patents	3 years
Trade names	10 years

Recoverability

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), the Company reviews the carrying value of goodwill and indefinite lived intangible assets annually and whenever indicators of impairment are present. The Company measures goodwill impairment losses by comparing the carrying value of its reporting units to the fair value of its reporting units determined using an income approach valuation. The Company’s reporting units are determined in accordance with SFAS 142, which defines a reporting unit as an operating segment or one level below an operating segment.

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), long-lived assets used in operations are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. Long-lived assets held for sale are reported at the lower of cost or fair value less costs to sell.

Based on the Company’s analysis, there was no impairment of goodwill and indefinite lived intangible assets in connection with the annual impairment tests that were performed during the years ended December 31, 2008, 2007 and 2006.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Internal Use Software

The Company accounts for internal use software development costs in accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). Software development costs that are incurred in the preliminary project stage are expensed as incurred. Once certain criteria of SOP 98-1 have been met, internal and external direct costs incurred in developing or obtaining computer software are capitalized. The Company capitalized $2,797 and $5,423 during the years ended December 31, 2008 and 2007, respectively. Capitalized internal use software development costs are included in property and equipment in the accompanying consolidated balance sheets. Training and data conversion costs are expensed as incurred. Capitalized software costs are depreciated over a three-year period. Depreciation expense related to internal use software was $3,699, $3,492 and $7,307 for the years ended December 31, 2008, 2007 and 2006, respectively.

Web Site Development Costs

In accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-2, “Accounting for Web Site Development Costs,” costs related to the planning and post implementation phases of WebMD’s Web site development efforts, as well as minor enhancements and maintenance, are expensed as incurred. Direct costs incurred in the development phase are capitalized. The Company capitalized $6,289 and $7,980 during the years ended December 31, 2008 and 2007, respectively. These capitalized costs are included in property and equipment in the accompanying consolidated balance sheets and are depreciated over a three-year period. Depreciation expense related to Web site development costs was $6,644, $4,501 and $446 during the years ended December 31, 2008, 2007 and 2006, respectively.

Restricted Cash

The Company’s restricted cash primarily relates to collateral for letters of credit obtained to support the Company’s operations. As of December 31, 2008 and 2007, the total restricted cash was $3,665 and $9,574, respectively, and is included in other assets in the accompanying consolidated balance sheets.

Deferred Charges

Other assets includes costs associated with the issuance of the convertible notes that are amortized to interest expense in the accompanying consolidated statements of operations, using the effective interest method over the period from issuance through the earliest date on which holders can demand redemption. The Company capitalized $8,493 of issuance costs in connection with the issuance of the $300,000 3 1/8% Convertible Notes due 2025 and $10,411 of issuance costs in connection with the issuance of the $350,000 1.75% Convertible Subordinated Notes due 2023. The aggregate amortization of these issuance costs, which is included within interest expense in the accompanying statements of operations, was $2,682, $2,555 and $2,450 for the years ended December 31, 2008, 2007 and 2006, respectively. As of December 31, 2008 and 2007, the total unamortized issuance costs for all outstanding convertible notes were $7,260 and $9,942, respectively.

Leases

The Company recognizes rent expense on a straight-line basis, including predetermined fixed escalations, over the initial lease term including reasonably assured renewal periods, net of lease incentives, from the time that the Company controls the leased property. Leasehold improvements made at the inception of the lease are amortized over the shorter of the useful life of the asset or the lease term. Lease incentives are recorded as a deferred credit and recognized as a reduction to rent expense on a straight-line basis over the lease term as described above.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Revenue Recognition

Revenue is derived from the Company’s WebMD segment and was derived from the Company’s EBS segment until the date of the 2006 EBS Sale on November 16, 2006.

•	WebMD. Revenue from advertising is recognized as advertisements are delivered or as publications are distributed. Revenue from sponsorship arrangements, content syndication and distribution arrangements, and licenses of healthcare management tools and private portals as well as related health coaching services are recognized ratably over the term of the applicable agreement. Revenue from the sponsorship of CME is recognized over the period WebMD substantially completes its contractual deliverables as determined by the applicable agreements. When contractual arrangements contain multiple elements, revenue is allocated to each element based on its relative fair value determined using prices charged when elements are sold separately. In certain instances where fair value does not exist for all the elements, the amount of revenue allocated to the delivered elements equals the total consideration less the fair value of the undelivered elements. In instances where fair value does not exist for the undelivered elements, revenue is recognized when the last element is delivered.

•	EBS. Through the date of the 2006 EBS Sale on November 16, 2006, the Company generated revenue by selling transaction services to healthcare payers and providers, generally on either a per transaction basis or, in the case of some providers, on a monthly fixed fee basis. The Company also generated revenue through EBS by selling its document conversion, patient statement and paid-claims communication services, typically on a per document, per statement or per communication basis. Revenue for transaction services, patient statement and paid-claims communication services was recognized as the services were provided. EBS generally charged a one-time implementation fee to healthcare payers and providers at the inception of a contract, in connection with their related setup to submit and receive medical claims and other related transactions through EBS’s clearinghouse network. The implementation fees were deferred and amortized to revenue on a straight-line basis over the contract period of the related transaction processing services, which generally vary from one to three years.

Sales, Use and Value Added Tax

The Company excludes sales, use and value added tax from revenue in the accompanying consolidated statements of operations.

Advertising Costs

Advertising costs are generally expensed as incurred and included in sales and marketing expense in the accompanying consolidated statements of operations. Advertising expense totaled $10,852, $9,779 and $14,905 in 2008, 2007 and 2006, respectively. Included in advertising expense were non-cash advertising costs of $5,097, $5,264 and $7,414 in 2008, 2007 and 2006, respectively. These non-cash advertising costs resulted from the issuance of the Company’s equity securities in connection with past advertising agreements with certain service providers. See Note 7 for additional information. The values of the equity securities issued were capitalized and are being amortized as the advertisements are broadcast or over the term of the underlying agreement. As of December 31, 2008 and 2007, the current portion of unamortized prepaid advertising costs was $1,753 and $2,329, respectively, and is included in prepaid expenses and other current assets. As of December 31, 2007, the long-term portion of unamortized prepaid advertising costs was $4,521 and is included in other assets.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign Currency

The financial statements and transactions of the Company’s foreign facilities are generally maintained in their local currency. In accordance with SFAS No. 52, “Foreign Currency Translation,” the translation of foreign currencies into United States dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using average exchange rates during the year. The gains or losses resulting from translation are included as a component of accumulated other comprehensive income within equity. Foreign currency transaction gains and losses are included in net income attributable to HLTH stockholders and were not material in any of the periods presented. The Company’s foreign operations, which are part of the Company’s Porex segment, are included in discontinued operations.

Concentration of Credit Risk

None of the Company’s customers individually accounted for more than 10% of the Company’s revenue in 2008, 2007 or 2006 or more than 10% of the Company’s accounts receivable as of December 31, 2008, 2007 or 2006.

The Company’s revenue is principally generated in the United States. An adverse change in economic conditions in the United States could negatively affect the Company’s revenue and results of operations. Due to the acquisition of Conceptis Technologies, Inc., the Company recorded revenue from foreign customers of $3,417, $3,660 and $3,475 during the years ended December 31, 2008, 2007 and 2006, respectively. Excluded from the Company’s results of operations is revenue from foreign customers of the Company’s Porex segment, which represents approximately 54% of Porex’s revenue and is included in discontinued operations in the accompanying statements of operations.

Income Taxes

Income taxes are accounted for using the liability method in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). Under this method, deferred income taxes are recognized for the future tax consequence of differences between the tax and financial reporting basis of assets and liabilities at each reporting period. A valuation allowance is established to reduce deferred tax assets to the amount expected to be realized. Tax contingencies are recorded to address potential exposure involving tax positions the Company has taken that could be challenged by tax authorities. These potential exposures result from applications of various statutes, rules, regulations and interpretations. The Company’s estimates of tax contingencies contain assumptions and judgments about potential actions by taxing jurisdictions.

On January 1, 2007, the Company adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods, disclosure and transition. Consistent with its historical financial reporting, the Company has elected to reflect interest and penalties related to uncertain tax positions as part of the income tax provision in the accompanying consolidated statements of operations. Upon adoption, the Company reduced its existing reserves for uncertain income tax positions by $1,475, primarily related to a reduction in state income tax matters. This reduction was recorded as a cumulative effect adjustment to accumulated deficit in the accompanying consolidated balance sheet. In addition, the Company reduced $5,213 of a deferred tax asset and its associated valuation allowance upon adoption of FIN 48.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accounting for Stock-Based Compensation

On January 1, 2006, the Company adopted SFAS No. 123, “(Revised 2004): Share-Based Payment” (“SFAS 123R”), which replaced SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and superseded APB 25. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense over the service period (generally the vesting period) in the consolidated financial statements based on their fair values. The Company elected to use the modified prospective transition method and as a result, prior period results were not restated. Under the modified prospective transition method, awards that were granted or modified on or after January 1, 2006 are measured and accounted for in accordance with SFAS 123R. Unvested stock options and restricted stock awards that were granted prior to January 1, 2006 will continue to be accounted for in accordance with SFAS 123, using the same grant date fair value and same expense attribution method used under SFAS 123, except that all awards are recognized in the results of operations over the remaining vesting periods. The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized for all stock-based compensation beginning January 1, 2006.

Prior to January 1, 2006, the Company accounted for stock-based employee compensation using the intrinsic value method under the recognition and measurement principles of APB 25, and related interpretations. In accordance with APB 25, the Company did not recognize stock-based compensation cost with respect to stock options granted with an exercise price equal to the market value of the underlying common stock on the date of grant. As a result, the recognition of stock-based compensation expense was generally limited to the expense related to restricted stock awards and stock option modifications, as well as the amortization of deferred compensation related to certain acquisitions in 2000. Additionally, all restricted stock awards and stock options granted prior to January 1, 2006 had graded vesting, and the Company valued these awards and recognized actual and pro-forma expense, with respect to restricted stock awards and stock options, as if each vesting portion of the award was a separate award. This resulted in an accelerated attribution of compensation expense over the vesting period. As permitted under SFAS 123R, the Company began using a straight-line attribution method beginning January 1, 2006 for all stock options and restricted stock awards granted on or after January 1, 2006, but continued to apply the accelerated attribution method for the remaining unvested portion of any awards granted prior to January 1, 2006.

Income Per Common Share

Basic income (loss) per common share and diluted income (loss) per common share are presented in conformity with SFAS No. 128, “Earnings Per Share” (“SFAS 128”). In accordance with SFAS 128, basic income (loss) per common share has been computed using the weighted-average number of shares of common stock outstanding during the period, increased to give effect to the participating rights of the convertible redeemable exchangeable preferred stock during the periods it was outstanding. Diluted income (loss) per common share has been computed using the weighted-average number of shares of common stock outstanding during the period, increased to give effect to potentially dilutive securities and assumes that any dilutive convertible notes were converted, only in the periods in which such effect is dilutive. Additionally, for purposes of calculating diluted income (loss) per common share of the Company, the numerator has been adjusted to consider the effect of potentially dilutive securities of WHC, which can dilute the portion of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

WHC’s net income otherwise retained by the Company. The following table presents the calculation of basic and diluted income (loss) per common share (shares in thousands):

	Years Ended December 31,
	2008	2007	2006

Amounts Attributable to HLTH Stockholders:
Numerator:
Income from continuing operations	$465,725	$31,845	$371,844
Convertible redeemable exchangeable preferred stock fee	—	174	350

Income from continuing operations — Basic	465,725	32,019	372,194
Interest expense on convertible notes, net of tax	15,855	—	25,058
Effect of WHC dilutive securities	(587)	(1,911)	(179)

Income from continuing operations — Diluted	$480,993	$30,108	$397,073

Income (loss) from discontinued operations, net of tax — Basic	$94,498	$(19,260)	$393,395
Effect of WHC dilutive securities	(27)	(250)	(6)

Income (loss) from discontinued operations, net of tax — Diluted	$94,471	$(19,510)	$393,389

Denominator:
Common stock	174,928	174,052	268,596
Convertible redeemable exchangeable preferred stock	—	5,278	10,638

Weighted-average shares — Basic	174,928	179,330	279,234
Employee stock options, restricted stock and warrants	3,183	9,433	10,392
Convertible notes	42,016	—	42,016

Adjusted weighted-average shares after assumed conversions — Diluted	220,127	188,763	331,642

Basic income (loss) per common share:
Income from continuing operations	$2.66	$0.18	$1.33
Income (loss) from discontinued operations	0.54	(0.11)	1.41

Net income attributable to HLTH stockholders	$3.20	$0.07	$2.74

Diluted income (loss) per common share:
Income from continuing operations	$2.19	$0.16	$1.20
Income (loss) from discontinued operations	0.42	(0.10)	1.18

Net income attributable to HLTH stockholders	$2.61	$0.06	$2.38

The Company has excluded convertible subordinated notes and convertible notes, as well as certain outstanding warrants, stock options and restricted stock, from the calculation of diluted income (loss) per common share during the periods in which such securities were anti-dilutive. The following table presents the total number of shares that could potentially dilute income (loss) per common share in the future that were

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

not included in the computation of diluted income (loss) per common share during the periods presented (shares in thousands):

	Years Ended December 31,
	2008	2007	2006

Options, restricted stock and warrants	32,653	19,762	50,505
Convertible notes	—	42,016	—

	32,653	61,778	50,505

Discontinued Operations

The Company accounts for discontinued operations in accordance with SFAS 144. Under SFAS 144, the operating results of a business unit are reported as discontinued if its operations and cash flows can be clearly distinguished from the rest of the business, the operations have been sold or will be sold within a year, there will be no continuing involvement in the operation after the disposal date and certain other criteria are met. Significant judgments are involved in determining whether a business component meets the criteria for discontinued operation reporting and the period in which these criteria are met.

Recent Accounting Pronouncements

On April 25, 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (Revised 2007), “Business Combinations,” and other U.S. GAAP. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of this FSP may impact the useful lives the Company assigns to intangible assets that are acquired through future business combinations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS 141R”), a replacement of SFAS No. 141. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and applies to all business combinations. SFAS 141R provides that, upon initially obtaining control, an acquirer shall recognize 100 percent of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100 percent of its target. As a consequence, the current step acquisition model will be eliminated. Additionally, SFAS 141R changes current practice, in part, as follows: (1) contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration; (2) transaction costs will be expensed as incurred, rather than capitalized as part of the purchase price; (3) pre-acquisition contingencies, such as legal issues, will generally have to be accounted for in purchase accounting at fair value; and (4) in order to accrue for a restructuring plan in purchase accounting, the requirements in SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” would have to be met at the acquisition date. While there is no expected impact to the Company’s consolidated financial statements on the accounting for acquisitions completed prior to December 31, 2008, the adoption of SFAS 141R on January 1, 2009 could materially change the accounting for business combinations consummated subsequent to that date and for tax matters relating to prior acquisitions settled subsequent to December 31, 2008.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Discontinued Operations

Little Blue Book

In March 2009, the Company decided to divest LBB as it is not strategic to the rest of WebMD’s overall business, and initiated the process of seeking a buyer for LBB. Accordingly, the financial information for LBB has been reflected as discontinued operations in the accompanying consolidated financial statements. Summarized operating results for the discontinued operations of LBB are as follows:

	Years Ended December 31,
	2008	2007	2006

Revenue	$9,235	$12,461	$9,342
Earnings before taxes	1,954	4,462	751

The major classes of assets and liabilities of LBB are as follows:

	December 31,
	2008	2007

Assets of discontinued operations:
Accounts receivable, net	$1,058	$2,671
Property and equipment, net	98	80
Goodwill	11,044	11,044
Intangible assets, net	362	680
Other assets	13	12

Total assets	$12,575	$14,487

Liabilities of discontinued operations:
Accrued expenses	$113	$257
Deferred revenue	876	883
Deferred tax liability	1,570	1,276

Total liabilities	$2,559	$2,416

ViPS and Porex

In November 2007, the Company announced its intention to explore potential sales transactions for its ViPS and Porex businesses and in February 2008, the Company announced its intention to divest these segments. On July 22, 2008 the ViPS business was sold and the divestiture process for Porex remains ongoing. Accordingly, the financial information for ViPS and Porex has been reflected as discontinued operations in the accompanying consolidated financial statements.

Porex

Summarized operating results for the discontinued operations of Porex are as follows:

	Years Ended December 31,
	2008	2007	2006

Revenue	$94,407	$92,581	$85,702
Earnings before taxes	19,294	20,790	16,862

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The major classes of assets and liabilities of Porex are as follows:

	December 31,
	2008	2007

Assets of discontinued operations:
Accounts receivable, net	$13,866	$12,922
Inventory	11,978	11,772
Property and equipment, net	21,487	21,176
Goodwill	42,297	43,283
Intangible assets, net	24,724	24,872
Deferred tax asset	1,420	1,420
Other assets	3,003	3,554

Total assets	$118,775	$118,999

Liabilities of discontinued operations:
Accounts payable	$1,601	$1,533
Accrued expenses	6,654	7,684
Deferred tax liability	12,095	24,375
Other long-term liabilities	—	101

Total liabilities	$20,350	$33,693

ViPS

On July 22, 2008, the Company completed the sale of its ViPS segment (“ViPS Sale”) to an affiliate of General Dynamics Corporation (“General Dynamics”). The Company received cash proceeds of $223,175, net of a working capital adjustment, professional fees and other expenses associated with the ViPS Sale. The Company incurred approximately $1,472 of professional fees and other expenses during the year ended December 31, 2008. In connection with the ViPS Sale, the Company entered into a transition services agreement with ViPS whereby the Company will provide ViPS with certain administrative services. The fee charged to ViPS for the year ended December 31, 2008 was $282, which is included in the Company’s Corporate segment and within other (expense), net in the accompanying consolidated statements of operations during the year ended December 31, 2008. Summarized operating results for the discontinued operations of ViPS and the gain recognized on the sale are as follows:

	Years Ended December 31,
	2008	2007	2006

Revenue	$57,497	$103,083	$98,874
Earnings before taxes	8,121	6,601	6,752
Gain on disposal before taxes	96,969	—	—

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The major classes of assets and liabilities of ViPS are as follows:

December 31, 2007

Assets of discontinued operations:
Accounts receivable, net	$17,240
Property and equipment, net	4,020
Goodwill	71,253
Intangible assets, net	47,815
Deferred tax asset	804
Other assets	2,833

Total assets	$143,965

Liabilities of discontinued operations:
Accounts payable	$1,599
Accrued expenses and other	4,370
Deferred revenue	10,982
Deferred tax liability	16,924

Total liabilities	$33,875

ACS/ACP Business

As of December 31, 2007, the Company, through WHC, entered into an Asset Sale Agreement and completed the sale of certain assets and certain liabilities of its medical reference publications business, including the publications ACP Medicine and ACS Surgery: Principles and Practice. ACP Medicine and ACS Surgery are official publications of the American College of Physicians and the American College of Surgeons, respectively. As a result of the sale, the historical financial information of the ACS/ACP Business has been reclassified as discontinued operations in the accompanying consolidated financial statements. The Company will receive net cash proceeds of $2,575, consisting of $1,925 received during 2008 and the remaining $650 to be received during 2009. The Company incurred approximately $750 of professional fees and other expenses associated with the sale of the ACS/ACP Business. In connection with the sale, the Company recognized a pre-tax loss of $234 and pre-tax gain of $3,394 for the years ended December 31, 2008 and 2007, respectively. Summarized operating results for the discontinued operations of the ACS/ACP Business and the gain recognized on the sale are as follows:

	Years Ended December 31,
	2008	2007	2006

Revenue	$—	$4,219	$5,105
(Loss) earnings before taxes	—	(129)	385
(Loss) gain on disposal before taxes	(234)	3,394	—

EPS

On September 14, 2006, the Company completed the EPS Sale to Sage Software, Inc. (“Sage Software”), an indirect wholly owned subsidiary of The Sage Group plc. The Company and Sage Software made an IRC Section 338(h)(10) election and treated the EPS Sale as a sale of assets for tax purposes. The Company received cash proceeds of $556,324, net of professional fees and other expenses associated with the EPS Sale. These cash proceeds include the receipts of $23,333 and $11,667 that were released from escrow in March

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2008 and September 2007, respectively. In connection with the EPS Sale, the Company recognized a gain of $353,158, net of tax of $33,037, which is included in consolidated income (loss) from discontinued operations in the accompanying consolidated statements of operations during the year ended December 31, 2006.

In connection with the EPS Sale, the Company entered into a transition services agreement with EPS whereby it provided EPS with certain administrative services, including payroll, accounting, purchasing and procurement, tax and human resource services, as well as IT support. The transition services agreement terminated on December 31, 2007 and the fees charged to EPS for the year ended December 31, 2007 and the period from September 15, 2006 to December 31, 2006 were $3,894 and $2,099, respectively. These fees are included in the Company’s Corporate segment, and within other (expense) income, net in the accompanying consolidated statement of operations for the years ended December 31, 2007 and 2006.

In connection with the EPS Sale, EPS agreed to continue its strategic relationship with WebMD and to integrate WebMD’s personal health record with the clinical products, including the electronic medical record, of EPS to allow import of data from one to the other, subject to applicable law and privacy and security requirements.

The Company has certain indemnity obligations to advance amounts for reasonable defense costs for initially ten, and now eight, former officers and directors of EPS, who were indicted in connection with the previously disclosed investigation by the United States Attorney for the District of South Carolina (the “Investigation”), which is more fully described in Note 14 “Commitments and Contingencies.” In connection with the EPS Sale, the Company agreed to indemnify Sage Software relating to these indemnity obligations. During the year ended December 31, 2007, based on information available at that time, the Company determined a reasonable estimate of the range of probable costs with respect to its indemnification obligation and accordingly, recorded an aggregate pre-tax charge of $73,347, which represented the Company’s estimate of the low end of the probable range of costs related to this matter. The Company had reserved the low end of the probable range of costs because no estimate within the range was a better estimate than any other amount. That estimate included assumptions as to the duration of the trial and pre-trial periods, and the defense costs to be incurred during these periods. During the quarter ended June 30, 2008 and again during the quarter ended December 31, 2008, the Company updated the estimated range of its indemnification obligation based on new information received during those periods, and as a result, recorded additional pre-tax charges of $16,980 and $12,098, respectively, each of which reflected the increases in the low end of the probable range of costs related to this matter. The probable range of future costs with respect to this matter is estimated to be approximately $47,500 to $67,500 as of December 31, 2008 which includes costs that have been incurred prior to, but were not yet paid, as of December 31, 2008. The ultimate outcome of this matter is still uncertain, and the estimate of future costs includes assumptions as to the duration of the trial and the defense costs to be incurred during the remainder of the pre-trial period and during the trial period. Accordingly, the amount of cost the Company may ultimately incur could be substantially more than the reserve the Company has currently provided. If the recorded reserves are insufficient to cover the ultimate cost of this matter, the Company will need to record additional charges to its consolidated statement of operations in future periods. The accrual related to this obligation was $47,550 and $55,563 as of December 31, 2008 and 2007, respectively, and is included within liabilities of discontinued operations in the accompanying consolidated balance sheets.

Also included within liabilities of discontinued operations related to this matter is $30,312 which represents reimbursements received from the Company’s insurance carriers between July 31, 2008 and December 31, 2008. The Company deferred recognizing these insurance reimbursements within the statement of operations given the pending Coverage Litigation. The Company also received reimbursement of expense costs related to defense costs from two insurance carriers in the amount of $14,625 during January 2008 (see Note 14 for additional information). This amount was received through a settlement with these carriers, and

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accordingly, is not subject to the pending Coverage Litigation. Accordingly, this amount was recognized within consolidated income (loss) from discontinued operations in the accompanying consolidated statements of operations for the year ended December 31, 2007 and is included within prepaid expenses and other current assets in the accompanying consolidated balance sheets as of December 31, 2007. For more information regarding the Coverage Litigation, see Note 14.

Also included in consolidated income (loss) from discontinued operations for the year ended December 31, 2007 is stock-based compensation expense from the Company’s equity held by EPS employees, offset by a reduction of certain sales and use tax contingencies for the years ended December 31, 2008 and 2007, which were indemnified by the Company for Sage Software, resulting from the expiration of statutes.

Summarized operating results for the discontinued operations of EPS through September 14, 2006, stock-based compensation expense for EPS employees, the indemnification obligations and the gain recorded on disposal were as follows:

	Years Ended December 31,
	2008	2007	2006

Revenue	$—	$—	$212,329
(Loss) earnings before taxes	(29,078)	(58,722)	19,469
Gain on disposal before taxes	790	662	386,195

4.	Emdeon Business Services

On November 16, 2006, the Company completed the sale of a 52% interest in EBS to an affiliate of General Atlantic LLC (“GA”). The 2006 EBS Sale was structured so that the Company and GA each owned interests in EBS Master LLC (“EBSCo”), a limited liability company owning the entities comprising EBS. The Company received gross cash proceeds of approximately $1,209,000 at closing, and received $11,099 subsequent to December 31, 2006 in connection with the working capital adjustment. Additionally, the Company advanced cash of $10,000 to EBSCo at closing, to support general working capital needs, and paid $10,016 of expenses on EBSCo’s behalf through December 31, 2006. These amounts were repaid in full subsequent to December 31, 2006. In connection with the 2006 EBS Sale, the Company recognized a gain of $352,297, which considered approximately $16,103 of professional fees and other expenses associated with the 2006 EBS Sale. During 2007, the Company recognized an additional gain of $399 which related to the finalization of the working capital adjustment.

In connection with the 2006 EBS Sale, the Company entered into a transition services agreement whereby it provided EBSCo with certain administrative services, including payroll, accounting, tax, treasury, contract and litigation support, real estate vendor management and human resource services, as well as IT support. Additionally, EBSCo provided certain administrative services to the Company, including telecommunication infrastructure and management services, data center support, purchasing and procurement and certain other services. Some of the services provided by EBSCo to HLTH were, in turn, used to fulfill HLTH’s obligation to provide transition services to EPS. The fees charged to EBSCo of $162, $3,009 and $610 for the years ended December 31, 2008, 2007 and 2006 is net of the amount charged to the Company of $109, $1,070 and $185, respectively, and is included in the Company’s Corporate segment, and within other (expense) income, net in the accompanying statements of operations for the years ended December 31, 2008, 2007 and 2006.

In connection with the 2006 EBS Sale, EBSCo agreed to continue its strategic relationship with WebMD and to market WebMD’s online decision-support platform and tools that support consumer directed health plans and health savings accounts to its payer customers for integration into their consumer directed health plan offerings. In addition, EBSCo agreed to license certain de-identified data to HLTH and its subsidiaries.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Beginning on November 17, 2006, the Company’s remaining 48% ownership interest in EBSCo was reflected as an investment in the Company’s consolidated financial statements, accounted for under the equity method and the Company’s share of EBSCo’s net earnings was reported as equity in earnings of EBS Master LLC in the accompanying consolidated statements of operations through February 8, 2008.

On February 8, 2008, the Company entered into a Securities Purchase Agreement and simultaneously completed the sale of its 48% noncontrolling ownership interest in EBSCo (the “2008 EBSCo Sale”) for $574,617 in cash, net of professional fees and other expenses, to an affiliate of GA and affiliates of Hellman & Friedman, LLC. In connection with the 2008 EBSCo Sale, the Company recognized a pre-tax gain of $538,024.

The Company’s share of EBSCo’s net earnings is reported as equity in earnings of EBS Master LLC in the accompanying consolidated statements of operations. The Carrying value of the Company’s investment in EBSCo of $25,261 as of December 31, 2007, differed from 48% of the net equity of EBSCo as of December 31, 2007. The difference is principally due to the excess of the fair value of EBSCo’s net assets as adjusted for in purchase accounting, over the carryover basis of the Company’s investment in EBSCo. The following is summarized financial information of EBSCo during the period from the 2006 EBS Sale on November 16, 2006 through the date of the 2008 EBSCo Sale on February 8, 2008:

	For the Period		For the Period
	January 1, 2008		November 17, 2006
	Through	Year Ended	Through
	February 8, 2008	December 31, 2007	December 31, 2006

Revenue	$94,481	$808,537	$87,903
Cost of operations	44,633	517,884	56,775
Net income (loss)	5,551	34,493	(1,198)

December 31, 2007

Current assets	$168,108
Noncurrent assets	1,179,116

Total assets	$1,347,224

Current liabilities	$104,404
Noncurrent liabilities	940,220
Members’ equity	302,600

Total liabilities and member’s equity	$1,347,224

5.	Investment and Business Combinations

2008 Investment

On November 19, 2008, HLTH acquired, through WHC, Series D preferred stock in a privately held company. The total investment was approximately $6,471, which includes approximately $470 of acquisition costs. Since the Company does not have the ability to exercise significant influence over this company, the investment is accounted for under the cost method and is included within other assets in the accompanying balance sheet as of December 31, 2008.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2006 Acquisitions

On December 15, 2006 (the “Subimo Closing Date”), the Company, through WHC, acquired all of the outstanding limited liability company interests of Subimo, LLC (“Subimo”) from Subimo’s security holders (the “Subimo Sellers”), a privately held provider of healthcare decision-support applications to large employers, health plans and financial institutions. The initial purchase consideration for Subimo was valued at approximately $59,320, comprised of $32,820 in cash, net of cash acquired, $26,000 of WHC Class A Common Stock and $500 of acquisition costs. Pursuant to the terms of the Subimo Purchase Agreement, WHC deferred the issuance of the $26,000 of equity equal to 640,930 shares of WHC Class A Common Stock. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the allocation of the purchase price and intangible asset valuation, goodwill of $47,776 and intangible assets subject to amortization of $12,300 were recorded. The intangible assets are comprised of $10,000 relating to customer relationships with estimated useful lives of twelve years and $2,300 relating to acquired technology with an estimated useful life of three years. The goodwill and intangible assets recorded will be deductible for tax purposes. The results of operations of Subimo have been included in the financial statements of the Company from December 15, 2006, the closing date of the acquisition, and are included in the WebMD segment.

Pursuant to the terms of the Subimo Purchase Agreement, the Company deferred the issuance of the 640,930 shares of WHC Class A Common Stock included in the purchase consideration (the “Deferred Shares”) to December 3, 2008. The Deferred Shares were repurchased from the Subimo Sellers immediately following their issuance at a purchase price of $20.00 per share, the closing market price of WHC Class A Common Stock on The Nasdaq Global Select Market on December 3, 2008. The repurchase of these shares was considered a purchase of noncontrolling interest of WHC and was accounted for using the purchase method of accounting. Accordingly, the Company recorded a partial step-up to the fair value of WHC’s assets and liabilities to the extent of the percentage of WHC that was repurchased. This step-up resulted in recording $4,464 of indefinite lived intangible assets and $1,627 of intangible assets with a useful life of ten years. Since the Deferred Shares had a market value that was less than $24.34 per share when issued, the Company was required, under the Subimo Purchase Agreement, to pay additional cash consideration to the Subimo Sellers at the time of the issuance of the shares in an amount equal to the aggregate shortfall, which was $2,782. This payment was reflected as a reduction to noncontrolling interest in the accompanying consolidated balance sheets.

On September 11, 2006, the Company acquired, through WHC, the interactive medical education, promotion and physician recruitment businesses of Medsite, Inc. (“Medsite”). Medsite provides e-detailing services for pharmaceutical, medical device and healthcare companies, including program development, targeted recruitment and online distribution and delivery. In addition, Medsite provides educational programs to physicians. The total purchase consideration for Medsite was approximately $31,467, comprised of $30,682 in cash, net of cash acquired, and $785 of acquisition costs. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the allocation of the purchase price and intangible asset valuation, goodwill of $31,934 and intangible assets subject to amortization of $11,000 were recorded. The goodwill and intangible assets recorded will be deductible for tax purposes. The intangible assets are comprised of $6,000 relating to customer relationships with estimated useful lives of twelve years, $2,000 relating to a trade name with an estimated useful life of ten years, $2,000 relating to content with an estimated useful life of four years and $1,000 relating to acquired technology with an estimated useful life of three years. The results of operations of Medsite have been included in the financial statements of the Company from September 11, 2006, the closing date of the acquisition, and are included in the WebMD segment.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On July 18, 2006, the Company acquired, through EBS, Interactive Payer Network, Inc. (“IPN”), a privately held provider of healthcare electronic data interchange services. The total purchase consideration for IPN was approximately $3,907, comprised of $3,799 in cash, net of cash acquired, and $108 of acquisition costs. In addition, the Company agreed to pay up to an additional $3,000 in cash over a two-year period beginning in August 2007 if certain financial milestones are achieved. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the preliminary allocation of the purchase price, goodwill of $3,692 was recorded. The goodwill recorded will be deductible for tax purposes. The IPN business is part of the EBS businesses that were sold on November 16, 2006. Accordingly, the results of operations of IPN have been included in the financial statements of the Company, specifically within the Emdeon Business Services segment, from July 18, 2006 (the closing date of the acquisition) through November 16, 2006 (the closing date of the 2006 EBS Sale). The obligation to pay up to $3,000 in earn out payments was also transferred in connection with the 2006 EBS Sale.

On June 13, 2006, the Company acquired, through WHC, Summex Corporation (“Summex”), a provider of health and wellness programs that include online and offline health risk assessments, lifestyle education and personalized telephonic health coaching. The total purchase consideration for Summex was approximately $30,043, comprised of $29,543 in cash, net of the cash acquired, and $500 of acquisition costs. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the allocation of the purchase price and intangible asset valuation, goodwill of $18,852 and intangible assets subject to amortization of $11,300 were recorded. The goodwill and intangible assets recorded will not be deductible for tax purposes. The intangible assets are comprised of $6,000 relating to customer relationships with estimated useful lives of eleven years, $2,700 relating to acquired technology with an estimated useful life of three years, $1,100 relating to content with an estimated useful life of four years and $1,500 relating to a trade name with an estimated useful life of ten years. The results of operations of Summex have been included in the financial statements of the Company from June 13, 2006, the closing date of the acquisition, and are included in the WebMD segment.

On January 17, 2006, the Company acquired, through WHC, eMedicine.com, Inc. (“eMedicine”), a privately held online publisher of medical reference information for physicians and other healthcare professionals. The total purchase consideration for eMedicine was approximately $25,195, comprised of $24,495 in cash, net of cash acquired, and $700 of acquisition costs. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the allocation of the purchase price and intangible asset valuation, goodwill of $20,704 and an intangible asset subject to amortization of $6,390 were recorded. The goodwill and intangible asset recorded will not be deductible for tax purposes. The intangible assets recorded were $4,300 relating to content with an estimated useful life of three years, $1,000 relating to acquired technology with an estimated useful life of three years, $790 relating to a trade name with an estimated useful life of ten years and $300 relating to customer relationships with estimated useful lives of ten years. The results of operations of eMedicine have been included in the financial statements of the Company from January 17, 2006, the closing date of the acquisition, and are included in the WebMD segment.

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HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Balance Sheet Data

The following table summarizes the tangible and intangible assets acquired, the liabilities assumed and the consideration paid for each acquisition:

			Other			Total
	Accounts	Deferred	Tangible Assets	Intangible		Purchase
	Receivable	Revenue	(Liabilities), net	Assets	Goodwill	Price

2006
Subimo	$1,725	$(6,900)	$4,419	$12,300	$47,776	$59,320
Medsite	2,469	(13,124)	(812)	11,000	31,934	31,467
IPN	358	—	(143)	—	3,692	3,907
Summex	1,064	(1,173)	—	11,300	18,852	30,043
eMedicine	1,717	(2,612)	(1,004)	6,390	20,704	25,195

Unaudited Pro Forma Information

The following unaudited pro forma financial information for the year ended December 31, 2006 gives effect to the acquisitions of Subimo, Medsite, IPN, Summex and eMedicine, including the amortization of intangible assets, as if the acquisitions had occurred on January 1, 2006. The information is provided for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the transactions had been consummated on the date indicated, nor is it necessarily indicative of future operating results of the consolidated companies, and should not be construed as representative of these results for any future period.

Year Ended
December 31, 2006

Revenue	$924,446
Consolidated income from continuing operations	362,791
Net income attributable to HLTH stockholders	757,291

Amounts attributable to HLTH stockholders:
Income from continuing operations	$363,448

Net income attributable to HLTH stockholders	$757,291

Basic income per common share:
Income from continuing operations	$1.30

Net income attributable to HLTH stockholders	$2.71

Diluted income per common share:
Income from continuing operations	$1.17

Net income attributable to HLTH stockholders	$2.36

6.	WebMD Health Corp.

Relationships between the Company and WHC

The Company entered into a number of agreements with WHC governing the future relationship of the companies, including a Services Agreement, a Tax Sharing Agreement and an Indemnity Agreement. These

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

agreements cover a variety of matters, including responsibility for certain liabilities, including tax liabilities, as well as matters related to providing WHC with administrative services, such as payroll, tax, employee benefit plan, employee insurance, intellectual property, legal and information processing services. Under the Services Agreement, the Company receives an amount that reasonably approximates its cost of providing services to WHC. The Company agreed to make the services available to WHC for up to five years from the date of WHC’s initial public offering on September 29, 2005; however, WHC is not required, under the Services Agreement, to continue to obtain services from the Company and is able to terminate services, in whole or in part, at any time generally by providing, with respect to the specified services or groups of services, 60 days’ prior notice and, in some cases, paying a nominal termination fee to cover costs relating to the termination. On January 31, 2006, the Company entered into additional agreements with WHC in which both parties agreed to support each other’s product development and marketing efforts of specific product lines for agreed upon fees, as defined in the agreements. These agreements were amended, in connection with the EPS Sale and 2006 EBS Sale, to separate the provisions applicable to each of HLTH, EPS and EBS and to make certain modifications in the relationships between WebMD and each of those parties. In amended agreements with WebMD, EPS agreed to continue its strategic relationship with WebMD and to integrate WebMD’s personal health record with the clinical products of EPS, including the electronic medical record, to allow import of data from one to the other, subject to applicable law and privacy and security requirements. In amended agreements with WebMD, EBS agreed to continue its strategic relationship with WebMD and to market WebMD’s online decision-support platform and tools that support consumer directed health plans and health savings accounts to its payer customers for integration into their consumer directed health offerings. In addition, pursuant to a data license agreement, EBS agreed to license certain de-identified data to HLTH and its subsidiaries for use in the development and commercialization of certain applications that use clinical information, including consumer decision-support applications. As noted below under “Termination of Proposed Merger with WHC,” HLTH has assigned the data license agreement to WHC.

Termination of Proposed Merger with WHC

In February 2008, HLTH and WHC entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which HLTH would merge into WHC (the “WHC Merger”), with WHC continuing as the surviving corporation. The Merger Agreement resulted from negotiations between HLTH and a Special Committee of the Board of Directors of WHC during late 2007 and early 2008. Pursuant to the terms of a Termination Agreement entered into on October 19, 2008 (the “Termination Agreement”), HLTH and WHC mutually agreed, in light of the turmoil in financial markets, to terminate the Merger Agreement. The Boards of Directors of HLTH and WHC determined that both HLTH, as controlling stockholder of WHC, and the public stockholders of WHC would benefit from WHC continuing as a publicly-traded subsidiary with no long-term debt and with approximately $340,000 in cash and investments. The Termination Agreement maintained HLTH’s obligation, under the terms of the Merger Agreement, to pay the expenses of WHC incurred in connection with the merger. In connection with the termination of the WHC Merger, HLTH and WHC amended the Tax Sharing Agreement between them and HLTH assigned to WHC the Amended and Restated Data License Agreement, dated as of February 8, 2008, among HLTH, EBSCo and certain affiliated companies.

WHC Stock Repurchase Program

On December 4, 2008, WHC announced the authorization of a stock repurchase program, at which time WHC was authorized to use up to $30,000 to purchase shares of WHC Class A Common Stock, from time to time, in the open market, through block trades or in private transactions, depending on market conditions and other factors. During 2008, no shares were repurchased under this program.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.	Significant Transactions

America Online, Inc.

In May 2001, the Company entered into an agreement for a strategic alliance with Time Warner, Inc. (“Time Warner”). Under the agreement, the Company was the primary provider of healthcare content, tools and services for use on certain America Online (“AOL”) properties. The agreement ended on May 1, 2007. Under the agreement, the Company and AOL shared certain revenue from advertising, commerce and programming on the health channels of the AOL properties and on a co-branded service created for AOL by the Company. The Company was entitled to share in revenue and was guaranteed a minimum of $12,000 during each contract year from May 1, 2005 through May 1, 2007 when the agreement ended for its share of advertising revenue. Included in the accompanying consolidated statements of operations, for the years ended December 31, 2007 and 2006 is revenue of $2,658 and $8,312, respectively, related to sales to third parties of advertising and sponsorship on the AOL health channels, primarily sold through WebMD’s sales organization. Also included in revenue during the years ended December 31, 2007 and 2006 is revenue of $1,515 and $5,125, respectively, related to the guarantee discussed above.

News Corporation

In connection with a strategic relationship with News Corporation that the Company entered into in 2000 and amended in 2001, the Company received rights to an aggregate of $205,000 in advertising services from News Corporation to be used over nine years expiring in 2009 in exchange for equity securities issued by the Company. In September 2005, the rights to these advertising services were contributed to WHC in connection with the its initial public offering. The amount of advertising services received in any contract year is based on the current market rates in effect at the time the advertisement is placed. Additionally, the amount of advertising services that can be used in any contract year is subject to contractual limitations. The advertising services were recorded at fair value determined using a discounted cash flow methodology. The remaining portion of these advertising services is included in prepaid expenses and other current assets, in the accompanying consolidated balance sheets.

8.	Convertible Redeemable Exchangeable Preferred Stock

On March 19, 2004, the Company issued $100,000 of Convertible Redeemable Exchangeable Preferred Stock (the “Preferred Stock”) in a private transaction to CalPERS/PCG Corporate Partners, LLC (“CalPERS/PCG Corporate Partners”). CalPERS/PCG Corporate Partners is a private equity fund managed by the Pacific Corporate Group and principally backed by California Public Employees’ Retirement System, or CalPERS.

The Preferred Stock had a liquidation preference of $100,000 in the aggregate and was convertible into 10,638,297 shares of HLTH’s Common Stock in the aggregate, representing a conversion price of $9.40 per share of common stock. So long as the Preferred Stock remained outstanding, the Company was required to pay to CalPERS/PCG Corporate Partners, on a quarterly basis, an aggregate annual fee of 0.35% of the face amount of the then outstanding Preferred Stock. Holders of the Preferred Stock had the right to vote, together with the holders of HLTH’s Common Stock on an as converted to common stock basis, on matters that were put to a vote of the common stock holders. The Certificate of Designations for the Preferred Stock also provided that the Company would not, without the prior approval of holders of 75% of the shares of Preferred Stock then outstanding, voting as a separate class, issue any additional shares of the Preferred Stock, or create any other class or series of capital stock that ranks senior to or on a parity with the Preferred Stock.

On June 26, 2007, the Company notified the Holder that it had elected to redeem all outstanding shares of its Preferred Stock. On June 29, 2007, prior to the date set for the redemption, the Holder converted all of the then outstanding Preferred Stock to Common Stock. In aggregate, 10,000 shares of Preferred Stock were converted to 10,638,297 shares of HLTH Common Stock during 2007.

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HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company incurred issuance costs related to the Preferred Stock of approximately $1,885, which were recorded against the Preferred Stock in the accompanying consolidated balance sheets. The issuance costs were being amortized to accretion of convertible redeemable exchangeable preferred stock, using the effective interest method over the period from issuance through March 19, 2012. In 2007 and 2006, $117 and $235, respectively, were recorded to accretion of convertible redeemable exchangeable preferred stock, included within equity. In connection with the conversion of the Preferred Stock to Common Stock, the unamortized portion of the deferred issuance costs related to the Preferred Stock of $1,115 was reflected as a reduction to equity during the year ended December 31, 2007.

9.	Convertible Notes

3 1/8% Convertible Notes due 2025

On August 24, 2005, the Company issued $300,000 aggregate principal amount of 3 1/8% Convertible Notes due 2025 (the “3 1/8% Notes”) in a private offering. Unless previously redeemed or converted, the 3 1/8% Notes will mature on September 1, 2025. Interest on the 3 1/8% Notes accrues at the rate of 3 1/8% per annum and is payable semiannually on March 1 and September 1, commencing March 1, 2006. The Company will also pay contingent interest of 0.25% per annum to the holders of the 3 1/8% Notes during specified six-month periods, commencing with the six-month period beginning on September 1, 2012, if the average trading price of a 3 1/8% Note for the specified period equals 120% or more of the principal amount of the 3 1/8% Notes.

The 3 1/8% Notes are convertible into an aggregate of 19,273,393 shares of the Company’s common stock (representing a conversion price of $15.57 per share). Holders of the 3 1/8% Notes may require the Company to repurchase their 3 1/8% Notes on September 1, 2012, September 1, 2015 and September 1, 2020, at a price equal to 100% of the principal amount of the 3 1/8% Notes being repurchased, plus any accrued and unpaid interest, payable in cash. Additionally, the holders of the 3 1/8% Notes may require the Company to repurchase the 3 1/8% Notes upon a change in control of the Company at a price equal to 100% of the principal amount of the 3 1/8% Notes, plus accrued and unpaid interest, payable in cash or, at the Company’s option, in shares of the Company’s common stock or in a combination of cash and shares of the Company’s common stock. On or after September 5, 2010, September 5, 2011 and September 5, 2012, the 3 1/8% Notes are redeemable, at the option of the Company, for cash at redemption prices of 100.893%, 100.446% and 100.0%, respectively, plus accrued and unpaid interest.

As required by FSP APB 14-1 (see Note 24), the Company separately accounts for the debt and equity components of its 3 1/8% Notes by assigning a value to the debt component, which was the estimated fair value, as of the issuance date, of a similar bond without the conversion feature. The difference between the original face value and this estimated fair value, which was $61,306 at the time the 3 1/8% Notes were issued during August 2005, represents a debt discount and will be amortized to interest expense over the period from issuance to August 2012 (when the 3 1/8% Notes are first puttable to the Company at the option of the holder). The $61,306 debt discount also represents the value of the equity component on the 3 1/8% Notes and included within additional paid-in capital as of December 31, 2008 and 2007. The following table reflects the interest expense recognized and effective interest rate for the Company’s 3 1/8% Notes:

	Years Ended December 31,
	2008	2007	2006

Contractual coupon interest	$9,375	$9,375	$9,375
Amortization of debt discount	8,244	7,655	7,134
Amortization of debt issuance costs	1,142	1,061	988

Interest expense for 3 1/8% Notes	$18,761	$18,091	$17,497

Effective interest rate	7.4%	7.4%	7.4%

HLTH 2008 Annual Report — Financial Statements Annex

Annex B-1 – Page 32

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

1.75% Convertible Subordinated Notes due 2023

On June 25, 2003, the Company issued $300,000 aggregate principal amount of 1.75% Convertible Subordinated Notes due 2023 (the “1.75% Notes”) in a private offering. On July 7, 2003, the Company issued an additional $50,000 aggregate principal amount of the 1.75% Notes. Unless previously redeemed or converted, the 1.75% Notes will mature on June 15, 2023. Interest on the 1.75% Notes accrues at the rate of 1.75% per annum and is payable semiannually on June 15 and December 15, commencing December 15, 2003. The Company will also pay contingent interest of 0.25% per annum of the average trading price of the 1.75% Notes during specified six-month periods, commencing on June 20, 2010, if the average trading price of the 1.75% Notes for specified periods equals 120% or more of the principal amount of the 1.75% Notes.

The 1.75% Notes are convertible into an aggregate of 22,742,040 shares of HLTH’s Common Stock (representing a conversion price of $15.39 per share) if the sale price of HLTH’s Common Stock exceeds 120% of the conversion price for specified periods and in certain other circumstances. The 1.75% Notes are redeemable by the Company after June 15, 2008 and prior to June 20, 2010, subject to certain conditions, including the sale price of HLTH’s Common Stock exceeding certain levels for specified periods. If the 1.75% Notes are redeemed by the Company during this period, the Company will be required to make additional interest payments. After June 20, 2010, the 1.75% Notes are redeemable at any time for cash at 100% of their principal amount. Holders of the 1.75% Notes may require the Company to repurchase their 1.75% Notes on June 15, 2010, June 15, 2013 and June 15, 2018, for cash at 100% of the principal amount of the 1.75% Notes, plus accrued interest. Upon a change in control, holders may require the Company to repurchase their 1.75% Notes for, at the Company’s option, cash or shares of HLTH’s Common Stock, or a combination thereof, at a price equal to 100% of the principal amount of the 1.75% Notes being repurchased.

10.	Segment Information

Segment information has been prepared in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). The accounting policies of the segments are the same as the accounting policies for the consolidated Company. Inter-segment revenue primarily represents printing services provided by EBS during 2006 and certain services provided by the WebMD segment during 2008, 2007 and 2006. The performance of the Company’s business is monitored based on earnings before interest, taxes, non-cash and other items. Other items include: legal expenses incurred by the Company, which reflect costs and expenses related to the investigation by the United States Attorney for the District of South Carolina and the SEC; income related to the reduction of certain sales and use tax contingencies; and professional fees, primarily consisting of legal, accounting and financial advisory services related to the terminated WHC Merger, in 2008 and 2007, and the 2006 EBS Sale.

The following segment information reflects the reclassification of LBB to discontinued operations, the related elimination of WebMD’s Publishing and Other Services segment, and the classification of WebMD’s remaining revenues into the following two categories: public portals and private portals. Public portals revenue includes revenue previously referred to as “advertising and sponsorship” revenue, “content syndication and other” revenue, as well as other print service revenue (which consists primarily of revenue from advertising in WebMD the Magazine). Private portals revenue includes revenue previously referred to as “licensing” revenue.

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HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Summarized financial information for each of the Company’s operating segments and Corporate segment and the reconciliation to consolidated income from continuing operations are presented below:

	Years Ended December 31,
	2008	2007	2006(a)

Revenue
WebMD:
Public portals	$284,416	$238,022	$183,813
Private portals	89,126	81,471	55,621

Total WebMD	373,542	319,493	239,434
Emdeon Business Services	—	—	661,090
Inter-segment eliminations	(80)	(261)	(939)

	$373,462	$319,232	$899,585

Earnings before interest, taxes, non-cash and other items
WebMD	$94,100	$79,471	$50,913
Emdeon Business Services	—	—	152,911
Corporate	(19,845)	(24,502)	(41,730)

	74,255	54,969	162,094
Interest, taxes, non-cash and other items
Interest income	35,300	42,035	32,339
Interest expense	(26,428)	(25,887)	(25,472)
Income tax (provision) benefit	(26,638)	9,053	(50,033)
Depreciation and amortization	(28,410)	(27,808)	(44,073)
Non-cash stock-based compensation	(24,632)	(32,336)	(41,608)
Non-cash advertising	(5,097)	(5,264)	(7,414)
Equity in earnings of EBS Master LLC	4,007	28,566	763
Gain on sale of EBS Master LLC	538,024	—	—
Gain on 2006 EBS Sale	—	399	352,297
Impairment of auction rate securities	(60,108)	—	—
Restructuring	(7,416)	—	—
Other expense, net	(6,284)	(2,427)	(6,776)

Consolidated income from continuing operations	466,573	41,300	372,117
Consolidated income (loss) from discontinued operations, net of tax	94,682	(18,048)	393,527

Consolidated net income inclusive of noncontrolling interest	561,255	23,252	765,644
(Income) attributable to noncontrolling interest	(1,032)	(10,667)	(405)

Net income attributable to HLTH stockholders	$560,223	$12,585	$765,239

(a)	The EBS segment was sold on November 16, 2006 and, therefore, the operations of the EBS segment are included only for the period January 1, 2006 through November 16, 2006.

The following table represents supplemental financial data for the Company’s segments:

	Emdeon
	Business		Corporate
	Services	WebMD	and Other(a)	Total(b)

2008
Capital expenditures	$—	$24,180	$85	$24,265
Total assets	—	736,494	633,890	1,370,384
2007
Capital expenditures	—	18,046	995	19,041
Total assets	—	699,118	674,912	1,374,030
2006
Capital expenditures	20,835	28,438	133	49,406

(a)	Includes the Company’s investment in EBS Master LLC for 2007.

(b)	Excludes information related to the Company’s discontinued operations.

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HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Long-Lived Assets

Property and Equipment

Property and equipment consist of the following:

	December 31,
	2008	2007

Software	$24,622	$17,094
Computer equipment	26,145	17,994
Web site development costs	26,210	21,389
Leasehold improvements	19,494	16,792
Office equipment, furniture and fixtures	6,959	6,338
Land and buildings	3,288	314

	106,718	79,921
Less: accumulated depreciation	(50,085)	(30,447)

Property and equipment, net	$56,633	$49,474

Depreciation expense was $19,013, $15,161 and $22,212 in 2008, 2007 and 2006, respectively.

Goodwill and Intangible Assets

The changes in the carrying amount of goodwill during the years ended December 31, 2008 and 2007 were as follows:

WebMD
Segment

Balance as of January 1, 2007	$212,440
Reversal of income tax valuation allowance	(2,793)
Purchase price allocation and other adjustments	(3,368)

Balance as of December 31, 2007	206,279
Reversal of income tax valuation allowance	(4,027)
Purchase price allocation	(148)

Balance as of December 31, 2008	$202,104

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HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Intangible assets subject to amortization consist of the following:

	December 31, 2008				December 31, 2007
				Weighted				Weighted
	Gross			Average	Gross			Average
	Carrying	Accumulated		Remaining	Carrying	Accumulated		Remaining
	Amount	Amortization	Net	Useful Life(a)	Amount	Amortization	Net	Useful Life(a)

Content	$15,954	$(14,541)	$1,413	1.7	$15,954	$(12,581)	$3,373	2.1
Customer relationships	34,057	(12,872)	21,185	8.8	32,430	(9,485)	22,945	9.2
Technology and patents	14,700	(13,370)	1,330	0.8	14,700	(9,856)	4,844	1.5
Trade names-definite lived	6,030	(2,094)	3,936	7.4	6,030	(1,558)	4,472	8.4
Trade names-indefinite lived	4,464	—	4,464	n/a	—	—	—	n/a

Total	$75,205	$(42,877)	$32,328		$69,114	$(33,480)	$35,634

(a)	The calculation of the weighted average remaining useful life is based on the net book value and the remaining amortization period (reflected in years) of each respective intangible asset.

Amortization expense was $9,397, $12,647 and $21,861 in 2008, 2007 and 2006, respectively. Future amortization expense for intangible assets is estimated to be:

Years Ending December 31:
2009	$6,309
2010	3,394
2011	2,627
2012	2,627
2013	2,627
Thereafter	10,280

12.	Restructuring

As a result of the completion of the integration of previously acquired businesses and efficiencies that the Company continues to realize from its infrastructure investments of the WebMD segment combined with the continued reduction in shared services performed within the Company’s Corporate segment following the divestitures of EPS, EBS and ViPS, the Company recorded a restructuring charge during 2008 of $7,416, of which $2,910 relates to the Company’s WebMD segment. This amount includes (i) $3,575 related to the purchase of insurance for extended coverage during periods when the Company owned the divested businesses, (ii) $3,391 related to severance and (iii) $450 of costs to consolidate facilities and other exit costs. The remaining accrual related to this charge is $7,071 and is reflected in accrued expenses in the accompanying consolidated balance sheet as of December 31, 2008.

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HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2008	2007

Accrued compensation	$23,258	$19,920
Accrued restructuring	7,071	—
Accrued outside services	4,714	8,525
Accrued income, sales and other taxes	3,204	5,750
Other accrued liabilities	16,348	15,146

	$54,595	$49,341

14.	Commitments and Contingencies

Legal Proceedings

Investigations by United States Attorney for the District of South Carolina and the SEC

As previously disclosed, the United States Attorney for the District of South Carolina is conducting an investigation of the Company, which the Company first learned about on September 3, 2003. Based on the information available to the Company, it believes that the investigation relates principally to issues of financial accounting improprieties relating to Medical Manager Corporation, a predecessor of the Company (by its merger into the Company in September 2000), and, more specifically, its Medical Manager Health Systems, Inc. subsidiary. Medical Manager Health Systems was a predecessor to Emdeon Practice Services, Inc., a subsidiary that the Company sold to Sage Software in September 2006. The Company has been cooperating and intends to continue to cooperate fully with the U.S. Attorney’s Office. As previously reported, the Board of Directors of the Company has formed a special committee consisting solely of independent directors to oversee this matter with the sole authority to direct the Company’s response to the allegations that have been raised. As previously disclosed, the Company understands that the SEC is also conducting a formal investigation into this matter. In connection with the EPS Sale, the Company agreed to indemnify Sage Software with respect to this matter.

The United States Attorney for the District of South Carolina announced on January 10, 2005, that three former employees of Medical Manager Health Systems each had agreed to plead guilty to one count of mail fraud and that one such employee had agreed to plead guilty to one count of tax evasion for acts committed while they were employed by Medical Manager Health Systems. The three former employees include a Vice President of Medical Manager Health Systems responsible for acquisitions who was terminated for cause in January 2003; an executive who served in various accounting roles at Medical Manager Health Systems until his resignation in March 2002; and a former independent Medical Manager dealer who was a paid consultant to Medical Manager Health Systems until the termination of his services in 2002. According to the Informations, Plea Agreements and Factual Summaries filed by the United States Attorney in, and available from, the District Court of the United States for the District of South Carolina — Beaufort Division, on January 7, 2005, the three former employees and other then unnamed co-schemers were engaged in between 1997 and 2002 that included causing companies acquired by Medical Manager Health Systems to pay the former vice president in charge of acquisitions and co-schemers kickbacks which were funded through increases in the purchase price paid by Medical Manager Health Systems to the acquired companies and that included fraudulent accounting practices to artificially inflate the quarterly revenues and earnings of Medical Manager Health Systems when it was an independent public company called Medical Manager Corporation from 1997 through 1999, when and after it was acquired by Synetic, Inc. in July 1999 and when and after it

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HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

became a subsidiary of the Company in September 2000. A fourth former officer of Medical Manager Health Systems pled guilty to similar activities later in 2005.

The fraudulent accounting practices cited by the government in the January 7, 2005 District Court filings included: causing companies acquired by Medical Manager Health Systems to reclassify previously recognized sales revenue as deferred income so that such deferred income could subsequently be reported as revenue by Medical Manager Health Systems and its parents in later periods; fabricating deferred revenue entries which could be used to inflate earnings when Medical Manager Health Systems acquired companies; causing companies acquired by Medical Manager Health Systems to inflate reserve accounts so that these reserves could be reversed in later reporting periods in order to artificially inflate earnings for Medical Manager Health Systems and its parents; accounting for numerous acquisitions through the pooling of interests method in order to fraudulently inflate Medical Manager Health Systems’ quarterly earnings, when the individuals involved knew the transactions failed to qualify for such treatment; causing companies acquired by Medical Manager Health Systems to enter into sham purchases of software from Medical Manager Health Systems in connection with the acquisition which purchases were funded by increasing the purchase price paid by Medical Manager Health Systems to the acquired company and using these “round trip” sales to create fraudulent revenue for Medical Manager Health Systems and its parents; and causing Medical Manager Health Systems to book and record sales and training revenue before the revenue process was complete in accordance with GAAP and thereby fraudulently inflating Medical Manager Health Systems reported revenues and earnings. According to the Informations to which the former employees have pled guilty, the fraudulent accounting practices resulted in the reported revenues of Medical Manager Health Systems and its parents being overstated materially between June 1997 and at least December 31, 2001, and reported quarterly earnings being overstated by at least one cent per share in every quarter during that period.

The documents filed by the United States Attorney in January 2005 stated that the former employees engaged in their fraudulent conduct “in concert with senior management,” and “at the direction of senior Medical Manager officers.” In its statement at that time, the United States Attorney for the District of South Carolina stated that “the senior management and officers referred to in the Court documents were members of senior management of the Medical Manager subsidiary during the relevant time period.”

On December 15, 2005, the United States Attorney announced indictments of the following former officers and employees of Medical Manager Health Systems: Ted W. Dorman, a former Regional Vice President of Medical Manager Health Systems, who was employed until March 2003; Charles L. Hutchinson, a former Controller of Medical Manager Health Systems, who was employed until June 2001; Maxie L. Juzang, a former Vice President of Medical Manager Health Systems, who was employed until August 2005; John H. Kang, a former President of Medical Manager Health Systems, who was employed until May 2001; Frederick B. Karl, Jr., a former General Counsel of Medical Manager Health Systems, who was employed until April 2000; Franklyn B. Krieger, a former Associate General Counsel of Medical Manager Health Systems, who was employed until February 2002; Lee A. Robbins, a former Vice President and Chief Financial Officer of Medical Manager Health Systems, who was employed until September 2000; John P. Sessions, a former President and Chief Operating Officer of Medical Manager Health Systems, who was employed until September 2003; Michael A. Singer, a former Chief Executive Officer of Medical Manager Health Systems and a former director of the Company, who was most recently employed by the Company as its Executive Vice President, Physician Software Strategies until February 2005; and David Ward, a former Vice President of Medical Manager Health Systems, who was employed until June 2005. The indictment charges the persons listed above with conspiracy to commit mail, wire and securities fraud, a violation of Title 18, United States Code, Section 371 and conspiracy to commit money laundering, a violation of Title 18, United States Code, Section 1956(h). The indictment charges Messrs. Sessions and Ward with substantive counts of money laundering, violations of Title 18, United States Code, Section 1957. The allegations set forth

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HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in the indictment describe activities that are substantially similar to those described above with respect to the January 2005 plea agreements.

On February 27, 2007, the United States Attorney filed a Second Superseding Indictment with respect to the former officers and employees of Medical Manager Health Systems charged under the prior Indictment, other than Mr. Juzang. The allegations set forth in the Second Superseding Indictment are substantially similar to those described above. The trial of the indicted former officers and directors of Medical Manager Health Systems has been scheduled for May 4, 2009. Mr. Robbins passed away on September 27, 2008 and on October 15, 2008 the court granted a motion to dismiss Mr. Robbins from the Second Superseding Indictment.

Based on the information it has obtained to date, including that contained in the court documents filed by the United States Attorney in South Carolina, the Company does not believe that any member of its senior management whose duties were not primarily related to the operations of Medical Manager Health Systems during the relevant time periods engaged in any of the violations or improprieties described in those court documents. The Company understands, however, that in light of the nature of the allegations involved, the U.S. Attorney’s office has been investigating all levels of the Company’s management. The Company has not uncovered information that it believes would require a restatement for any of the years covered by its financial statements. In addition, the Company believes that the amounts of the kickback payments referred to in the court documents have already been reflected in the financial statements of the Company to the extent required.

The Company has certain indemnity obligations to advance amounts for reasonable defense costs for the initial ten, and now eight, former officers and directors of EPS. During the years ended December 31, 2008 and 2007, the Company recorded a pre-tax charge of $29,078 and $73,347, respectively, related to its estimated liability with respect to these indemnity obligations. See Note 3 for a more detailed discussion regarding this charge.

Directors & Officers Liability Insurance Coverage Litigation

On July 23, 2007, the Company commenced litigation (the “Coverage Litigation”) in the Court of Chancery of the State of Delaware in and for New Castle County against ten insurance companies in which the Company is seeking to compel the defendant companies (collectively, the “Defendants”) to honor their obligations under certain directors and officers liability insurance policies (the “Policies”). The Company is seeking an order requiring the Defendants to advance and/or reimburse expenses that the Company has incurred and expects to continue to incur for the advancement of the reasonable defense costs of initially ten, and now eight, former officers and directors of the Company’s former EPS subsidiary who were indicted in connection with the Investigation described above in this Note 14. The Company subsequently has settled with two of the insurance companies during January 2008, through which the Company received an aggregate amount of $14,625. This amount was included within consolidated (loss) income from discontinued operations in the statement of operations during the three months ended December 31, 2007 and was included within prepaid expenses and other current assets in the accompanying consolidated balance sheet as of December 31, 2007.

Pursuant to a stipulation among the parties, the Coverage Litigation was transferred on September 13, 2007 to the Superior Court of the State of Delaware in and for New Castle County. The Policies were issued to the Company and to EPS, a former subsidiary of the Company, which is a co-plaintiff with the Company in the Coverage Litigation (collectively, the “Plaintiffs”). EPS was sold in September 2006 to Sage Software and has changed its name to Sage Software Healthcare, Inc. (“SSHI”). In connection with the Company’s sale of EPS to Sage Software, the Company retained certain obligations relating to the Investigation and agreed to indemnify Sage Software and SSHI with respect to certain expenses in connection with the Investigation. The Company retained the right to assert claims and recover proceeds under the Policies on behalf of SSHI.

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Annex B-1 – Page 39

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Prior to the filing of the Second Amended Complaint which is discussed below, the Policies at issue in the Coverage Litigation consisted of two separate groups of insurance policies. Each group of policies consists of several layers of coverage, with different insurers having agreed to provide specified amounts of coverage at various levels. The first group of policies was issued to EPS in the amount of $20,000 (the “EPS Policies”) and the second group of policies was issued to Synetic, Inc. (the former parent of EPS, which merged into the Company) in the amount of $100,000, of which approximately $3,600 was paid by the primary carrier with respect to another unrelated matter (the “Synetic Policies”). As of December 31, 2008, $61,351 has been paid by insurance companies representing the EPS Policies and the Synetic Policies through a combination of payment under the terms of the Policies, payment under reservation of rights and settlement. Of this amount, $30,312 has been reimbursed by the insurance companies subsequent to the Court’s order on July 31, 2008 (described in more detail below). The Company has deferred recognizing this amount as income given the fact that the Coverage Litigation is ongoing and accordingly this amount has been deferred on the balance sheet as of December 31, 2008 within Liabilities of Discontinued Operations. As a result of these payments, the Company has exhausted its coverage under the EPS Policies and has remaining coverage under the Synetic Policies of approximately $50,000.

The carrier with the third level of coverage in the Synetic Policies filed a motion for summary judgment in the Coverage Litigation, which most of the carriers who have issued the Synetic policies joined, which sought summary judgment that any liability to pay defense costs should be allocated among the three sets of policies available to the Company (including the policies with respect to which the Coverage Litigation relates and a third set of policies the issuers of which had not yet been named by the Company) such that the Synetic Policies would only be liable to pay about $23,000 of the $96,400 total coverage available under such policies. The Company filed its opposition to the motion together with its motion for summary judgment against such carrier and several other carriers who have issued the Synetic Policies seeking to require such carriers to advance payment of the defense costs that the Company is obligated to pay while the Coverage Litigation is pending. On July 31, 2008, the Superior Court for the State of Delaware denied the motion filed by the carriers seeking allocation and granted the Company’s motion for partial summary judgment to enforce the duty of such carriers to advance and reimburse these costs. Pursuant to the Court’s order the issuers of the Synetic Policies have been reimbursing the Company for its costs. Unless the carriers ultimately prevail in the Coverage Litigation or obtain an interim ruling from the court to the contrary, the Company expects to collect from the remaining carriers under the Synetic Policies who are subject to the Court’s order the costs that it is obligated to pay subject to the limits of each carrier’s policy. The Company’s insurance policies provide that under certain circumstances, amounts advanced by the insurance companies in connection with the defense costs of the indicted individuals, may have to be repaid by the Company, although the $14,625 that the Company has received in settlement from certain carriers is not subject to being repaid. The Company has obtained an undertaking from each indicted individual pursuant to which, under certain circumstances, such individual has agreed to repay defense costs advanced on such individual’s behalf.

On November 17, 2008 the Company filed a Second Amended Complaint which added four new insurance companies as defendants in the Coverage Action. These carriers are the issuers of a third set of policies (the “Emdeon Policies”) that provide coverage with respect to the Company’s indemnification obligations to the former officers and directors of the Company’s former EPS subsidiary who were indicted in connection with the Investigation described above in this Note 14. Additionally, the Second Amended Complaint adds back as a defendant in the Coverage Action the issuer of one of the EPS Policies with whom the Company settled who is also the issuer of the eighth level of coverage under the Synetic Policies. At the time of that settlement the Company dismissed the eighth level carrier without prejudice with respect to that Synetic Policy, and based upon the current estimate of the anticipated costs of its indemnification obligations the Company has determined that it is necessary to add back the carrier with respect to the Synetic Policy. Although the Company believes that such eighth level carrier and the ninth level carrier are situated similarly

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Annex B-1 – Page 40

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to the other Synetic Policies, the eighth and ninth level carriers indicated on September 9, 2008 and February 4, 2008, respectively, the position that they were not bound by the Court’s July 31, 2008 order regarding the duty of the Synetic carriers to advance and reimburse defense costs. This resulted in the Company including such eighth and ninth level carriers in the Second Amended Complaint and in the Company making a motion to the Court to require such eighth and ninth level carriers to advance and reimburse defense costs.

Notwithstanding the fact that the Company has prevailed in the summary judgment motions described above, there can be no assurance that the Company will ultimately prevail in the Coverage Litigation or that the Defendants will be required to provide funding on an interim basis pending the resolution of the Coverage Litigation. The Company intends to continue to satisfy its legal obligations to the indicted individuals with respect to advancement of amounts for their defense costs.

Litigation Regarding Distribution of Shares in Healtheon Initial Public Offering

Seven purported class action lawsuits were filed against Morgan Stanley & Co. Incorporated and Goldman Sachs & Co., underwriters of the initial public offering of the Company (then known as Healtheon Corporation) in the United States District Court for the Southern District of New York in the summer and fall of 2001. Three of these suits also named the Company and certain of its former officers and directors as defendants. These suits were filed in the wake of reports of governmental investigations of the underwriters’ practices in the distribution of shares in certain initial public offerings. Similar suits were filed in connection with over 300 other initial public offerings that occurred in 1999, 2000 and 2001.

The complaints against the Company and its former officers and directors alleged violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 under that Act and Section 11 of the Securities Act of 1933 because of failure to disclose certain practices alleged to have occurred in connection with the distribution of shares in the Healtheon IPO. Claims under Section 12(a)(2) of the Securities Act of 1933 were also brought against the underwriters. These claims were consolidated, along with claims relating to over 300 other initial public offerings, in the Southern District of New York. The plaintiffs have dismissed the claims against the four former officers and directors of the Company without prejudice, pursuant to Reservation of Rights Tolling Agreements with those individuals. On July 15, 2002, the issuer defendants in the consolidated action, including the Company, filed a joint motion to dismiss the consolidated complaints. On February 18, 2003, the District Court denied, with certain exceptions not relevant to the Company, the issuer defendants’ motion to dismiss.

After a lengthy mediation under the auspices of former United States District Judge Nicholas Politan, the issuer defendants in the consolidated action (including the Company), the affected insurance companies, and the plaintiffs reached an agreement on a settlement to resolve the matter among the participating issuer defendants, their insurers, and the plaintiffs. The settlement called for the participating issuers’ insurers jointly to guarantee that plaintiffs recover a certain amount in the IPO litigation and certain related litigation from the underwriters and other non-settling defendants. Accordingly, in the event the guarantee became payable, the agreement called for the Company’s insurance carriers, not the Company, to pay the Company’s pro rata share.

The Company, and virtually all of the approximately 260 other issuer defendants who were eligible to participate, elected to participate in the settlement. Although the Company believed that the claims alleged in the lawsuits were primarily directed at the underwriters and, as they relate to the Company, were without merit, the Company believed that the settlement was beneficial to the Company because it would have reduced the time, expense and risks of further litigation, particularly since virtually all the other issuer defendants elected to participate and the Company’s insurance carriers strongly supported the settlement.

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Annex B-1 – Page 41

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On June 10, 2004, plaintiffs submitted to the court a Stipulation and Agreement of Settlement with Defendant Issuers and Individuals. On February 15, 2005, the court certified the proposed settlement class and preliminarily approved the settlement, subject to certain modifications, to which the parties agreed. On April 24, 2006, the court held a hearing for final approval of the settlement.

On December 5, 2006, in response to an appeal by the underwriter defendants, the United States Court of Appeals for the Second Circuit reversed the district court’s certification of the classes in six related “focus cases” dealing with the offerings of other issuers. On April 6, 2007, the Second Circuit denied the plaintiffs’ petition for rehearing. In the view of counsel for the issuers and the insurance carriers and the district court, the definition of the proposed settlement class embodied in the settlement was inconsistent with the Second Circuit’s ruling on class certification in the focus cases. Accordingly, the parties to the previously-negotiated settlement agreement terminated the settlement agreement. On June 28, 2007, the court entered a Stipulation and Order terminating the settlement.

On August 14, 2007, the plaintiffs filed amended complaints in the six “focus cases,” in which they proposed a new class definition, and on September 27, 2007, they moved for class certification. On March 26, 2008, the court denied the defendants’ motions to dismiss the complaints in the six focus cases. Plaintiffs’ motions for class certification in the six focus cases are pending. At this point, it is impossible to determine whether a class will be certified.

Porex Corporation v. Kleanthis Dean Haldopoulos, Benjamin T. Hirokawa and Micropore Plastics, Inc.

On September 24, 2005, the Company’s subsidiary, Porex Corporation, filed a complaint in the Superior Court of Fulton County against two former employees of Porex, Dean Haldopoulos and Benjamin Hirokawa, and their corporation, Micropore Plastics, Inc. (“Micropore”), alleging misappropriation of Porex’s trade secrets and breaches of Haldopoulos’ and Hirokawa’s employment agreements, and seeking monetary and injunctive relief. The lawsuit was subsequently transferred to the Superior Court of DeKalb County, Georgia. On October 24, 2005, the defendants filed an Answer and Counterclaims against Porex. In the Answer and Counterclaims, the defendants allege that Porex breached non-disclosure and standstill agreements in connection with a proposed transaction between Porex and Micropore and engaged in fraud. The defendants also seek punitive damages and expenses of litigation. On February 13, 2006, the Superior Court granted a motion by the defendants for summary judgment with respect to Porex’s trade secret claims, ruling that those claims are barred by the statute of limitations. Porex appealed that ruling to the Georgia Court of Appeals and, on March 27, 2007, the Georgia Court of Appeals reversed the ruling of the Superior Court. On April 16, 2007, the defendants filed a petition for certiorari with the Georgia Supreme Court, requesting that the Georgia Supreme Court review and reverse the March 27, 2007 decision of the Court of Appeals. On June 25, 2007, the Georgia Supreme Court denied the defendants’ petition for certiorari. On or about July 31, 2007, the Georgia Court of Appeals formally returned the case to the Superior Court for further proceedings, and the parties thereafter proceeded with discovery. Discovery was suspended while the parties engaged in settlement discussions. The parties did not settle the matter and are in the process of preparing a joint scheduling proposal for the resumption of discovery. Porex plans to vigorously seek to enforce its rights in this litigation.

Leases

The Company leases its offices and other facilities under operating lease agreements that expire at various dates through 2015. Total rent expense for all operating leases was approximately $6,981, $8,870 and $12,124 in 2008, 2007 and 2006, respectively. Included in other long-term liabilities as of December 31, 2008 and 2007 were $8,402 and $9,278, respectively, related to lease incentives and the difference between rent expense and the rental amount payable for leases with fixed escalations.

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Future minimum lease commitments under non-cancelable lease agreements at December 31, 2008 were as follows:

Years Ending December 31,
2009	$7,856
2010	7,685
2011	6,751
2012	4,923
2013	4,543
Thereafter	11,440

Total minimum lease payments	$43,198

Excluded from the table above is the aggregate amount of $3,701 and $187 in future lease commitments of the Porex segment and LBB, respectively, which are included in discontinued operations in the Company’s accompanying consolidated financial statements.

Other Contingencies

The Company provides certain indemnification provisions within its license agreements to protect the other party from any liabilities or damages resulting from a claim of misappropriation or infringement by third parties relating to its products and services. The Company has not incurred a liability relating to any of these indemnification provisions in the past and management believes that the likelihood of any future payment relating to these provisions is unlikely. Therefore, the Company has not recorded a liability during any period for these indemnification provisions.

15.	Stock-Based Compensation

The Company has various stock-based compensation plans (collectively, the “Plans”) under which directors, officers and other eligible employees receive awards of options to purchase HLTH Common Stock and restricted shares of HLTH Common Stock. Additionally, WHC has two similar stock-based compensation plans that provide for stock options and restricted stock awards based on WHC Class A Common Stock. The Company also maintained an Employee Stock Purchase Plan through April 30, 2008, which provided employees with the ability to buy shares of HLTH Common Stock at a discount. The following sections of this note summarize the activity for each of these plans.

HLTH Plans

The Company had an aggregate of 2,843,675 shares of HLTH Common Stock available for future grants under the Plans as of December 31, 2008. In addition to the Plans, the Company has granted options to certain directors, officers and key employees pursuant to individual stock option agreements. At December 31, 2008, there were options to purchase 4,104,881 shares of HLTH Common Stock outstanding to these individuals. The terms of these grants are similar to the terms of the options granted under the Plans and accordingly, the stock option activity of these individuals is included in all references to the Plans. Beginning in April 2007, shares are issued from treasury stock when options are exercised or restricted stock is granted. Prior to this time, new shares were issued in connection with these transactions.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Options

Generally, options under the Plans vest and become exercisable ratably over periods ranging from three to five years based on their individual grant dates subject to continued employment on the applicable vesting dates. The majority of options granted under the Plans expire within ten years from the date of grant. Options are granted at prices not less than the fair market value of HLTH Common Stock on the date of grant. The following table summarizes activity for the Plans:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise Price	Contractual Life	Intrinsic
	Shares	Per Share	(In Years)	Value(1)

Outstanding at January 1, 2006	88,183,095	$12.96
Granted	9,845,500	10.10
Exercised	(20,277,247)	7.40
Cancelled	(14,151,477)	14.08

Outstanding at December 31, 2006	63,599,871	14.04
Granted	170,000	12.86
Exercised	(12,081,643)	10.08
Cancelled	(4,394,651)	22.82

Outstanding at December 31, 2007	47,293,577	14.35
Granted	2,776,800	9.46
Exercised	(2,527,238)	7.61
Cancelled	(3,061,515)	14.68

Outstanding at December 31, 2008	44,481,624	$14.41	3.2	$25,437

Vested and exercisable at the end of the period	38,941,519	$15.06	2.5	$19,650

(1)	The aggregate intrinsic value is based on the market price of HLTH’s Common Stock on December 31, 2008, which was $10.46, less the applicable exercise price of the underlying option. This aggregate intrinsic value represents the amount that would have been realized if all of the option holders had exercised their options on December 31, 2008.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information with respect to options outstanding and options exercisable at December 31, 2008:

	Outstanding			Exercisable
			Weighted		Weighted
		Weighted	Average		Average
		Average	Remaining		Exercise
		Exercise Price	Contractual Life		Price Per
Exercise Prices	Shares	Per Share	(In Years)	Shares	Share

$3.43-$8.59	6,791,893	$7.57	5.2	5,908,139	$7.52
$8.60-$9.46	4,561,975	9.24	8.0	1,470,025	9.04
$9.47-$10.57	477,422	10.02	5.2	407,223	10.01
$10.60-$11.55	4,921,609	11.53	1.6	4,886,109	11.53
$11.60-$12.50	5,077,450	11.99	5.6	3,753,748	12.04
$12.54-$13.38	4,477,458	12.80	1.7	4,477,458	12.80
$13.40-$15.50	3,673,875	13.82	1.9	3,538,875	13.83
$16.06	4,900,000	16.06	1.5	4,900,000	16.06
$16.13-$20.00	4,641,805	18.00	1.4	4,641,805	18.00
$20.50-$94.69	4,958,137	31.18	1.1	4,958,137	31.18

	44,481,624	$14.41	3.2	38,941,519	$15.06

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, considering the assumptions noted in the following table.

	Years Ended December 31,
	2008	2007	2006

Expected dividend yield	0%	0%	0%
Expected volatility	0.37	0.31	0.37
Risk-free interest rate	1.42%	4.67%	4.54%
Expected term (years)	3.7	3.9	4.5
Weighted average fair value of options granted during the year	$2.81	$4.01	$3.79

Expected volatility is based on implied volatility from traded options of HLTH Common Stock combined with historical volatility of HLTH Common Stock. Prior to January 1, 2006, only historical volatility was considered. The expected term represents the period of time that options are expected to be outstanding following their grant date, and was determined using historical exercise data. The risk-free rate is based on the U.S. Treasury yield curve for periods equal to the expected term of the options on the grant date.

Restricted Stock Awards

HLTH Restricted Stock consists of shares of HLTH Common Stock which have been awarded to employees with restrictions that cause them to be subject to substantial risk of forfeiture and restrict their sale or other transfer by the employee until they vest. Generally, HLTH Restricted Stock awards vest ratably over

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

periods three to five years from their individual award dates subject to continued employment on the applicable vesting dates. The following table summarizes the activity of non-vested HLTH Restricted Stock:

	Years Ended December 31,
	2008		2007		2006
		Weighted		Weighted		Weighted
		Average		Average		Average
		Grant Date		Grant Date		Grant Date
	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value

Balance at the beginning of the year	1,240,297	$10.74	2,300,846	$10.44	1,042,557	$8.24
Granted	609,000	9.08	—	—	2,298,010	10.66
Vested	(593,969)	10.64	(967,881)	10.14	(562,575)	8.39
Forfeited	(42,704)	11.23	(92,668)	9.50	(477,146)	9.13

Balance at the end of the year	1,212,624	$9.94	1,240,297	$10.74	2,300,846	$10.44

Proceeds received from the exercise of options to purchase HLTH Common Stock were $19,244, $121,725 and $150,065 for the years ended December 31, 2008, 2007 and 2006, respectively. The intrinsic value related to the exercise of these stock options, as well as the fair value of shares of HLTH Restricted Stock that vested was $15,768, $67,393 and $92,574 for the years ended December 31, 2008, 2007 and 2006, respectively.

WebMD Plans

During September 2005, WHC adopted the 2005 Long-Term Incentive Plan (as amended, the “WHC Plan”). Additionally, in connection with the acquisition of Subimo, LLC, in December 2006, WHC adopted the WebMD Health Corp. Long-Term Incentive Plan for Employees of Subimo, LLC (as amended, the “Subimo Plan”). The terms of the Subimo Plan are similar to the terms of the WHC Plan but it has not been approved by WHC stockholders. Awards under the Subimo Plan were made on the date of the Company’s acquisition of Subimo, LLC in reliance on the NASDAQ Global Select Market exception to shareholder approval for equity grants to new hires. No additional grants will be made under the Subimo Plan. The WHC Plan and the Subimo Plan are included in all references as the “WebMD Plans.” The maximum number of shares of WHC Class A Common Stock that may be subject to options or restricted stock awards under the WebMD Plans was 14,980,574 as of December 31, 2008, subject to adjustment in accordance with the terms of the WebMD Plans. WHC had an aggregate of 2,049,732 shares of Class A Common Stock available for future grants under the WebMD Plans at December 31, 2008. Shares of WHC Class A Common Stock are issued from WHC’s treasury stock when options are exercised or restricted stock is granted to the extent shares are available in WHC’s treasury, otherwise new Class A Common Stock is issued in connection with these transactions.

Stock Options

Generally, options under the WebMD Plans vest and become exercisable ratably over periods ranging from four to five years based on their individual grant dates subject to continued employment on the applicable vesting dates. The options granted under the WebMD Plans expire within ten years from the date of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

grant. Options are granted at prices not less than the fair market value of WHC’s Class A Common Stock on the date of grant. The following table summarizes activity for the WebMD Plans:

		Weighted	Weighted Average
		Average	Remaining	Aggregate
		Exercise Price	Contractual Life	Intrinsic
	Shares	Per Share	(In Years)	Value(1)

Outstanding at January 1, 2006	4,533,100	$18.31
Granted	1,683,700	38.16
Exercised	(291,154)	18.05
Cancelled	(523,863)	27.84

Outstanding at December 31, 2006	5,401,783	23.59
Granted	998,850	47.49
Exercised	(684,909)	20.96
Cancelled	(695,173)	31.80

Outstanding at December 31, 2007	5,020,551	27.56
Granted	6,148,925	24.37
Exercised	(216,311)	17.55
Cancelled	(668,929)	33.77

Outstanding at December 31, 2008	10,284,236	$25.46	8.8	$15,716

Vested and exercisable at the end of the period	2,379,425	$23.36	7.0	$10,458

(1)	The aggregate intrinsic value is based on the market price of WHC’s Class A Common Stock on December 31, 2008, which was $23.59, less the applicable exercise price of the underlying option. This aggregate intrinsic value represents the amount that would have been realized if all of the option holders had exercised their options on December 31, 2008.

The following table summarizes information with respect to options outstanding and options exercisable at December 31, 2008:

	Outstanding			Exercisable
			Weighted		Weighted
		Weighted	Average		Average
		Average	Remaining		Exercise
		Exercise Price	Contractual Life		Price Per
Exercise Prices	Shares	Per Share	(In Years)	Shares	Share

$17.50	2,486,530	$17.50	6.8	1,717,267	$17.50
$18.37-$19.95	114,400	19.27	9.9	—	—
$20.52-$23.61	5,377,825	23.60	9.9	—	—
$23.74-$49.54	2,074,931	37.19	8.3	601,823	37.16
$49.82-$61.35	230,550	52.44	8.5	60,335	52.42

	10,284,236	$25.46	8.8	2,379,425	$23.36

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, considering the assumptions noted in the following table.

	Years Ended December 31,
	2008	2007	2006

Expected dividend yield	0%	0%	0%
Expected volatility	0.57	0.44	0.60
Risk-free interest rate	1.23%	4.25%	4.69%
Expected term (years)	3.3	3.4	3.2
Weighted average fair value of options granted during the year	$9.88	$17.26	$17.33

Prior to August 1, 2007, expected volatility was based on implied volatility from traded options of stock of comparable companies combined with historical stock price volatility of comparable companies. Beginning on August 1, 2007, expected volatility is based on implied volatility from traded options of WHC Class A Common Stock combined with historical volatility of WHC Class A Common Stock. The expected term represents the period of time that options are expected to be outstanding following their grant date, and was determined using historical exercise data of WHC employees who were previously granted HLTH stock options. The risk-free rate is based on the U.S. Treasury yield curve for periods equal to the expected term of the options on the grant date.

Restricted Stock Awards

WHC Restricted Stock consists of shares of WHC Class A Common Stock which have been awarded to employees with restrictions that cause them to be subject to substantial risk of forfeiture and restrict their sale or other transfer by the employee until they vest. Generally, WHC Restricted Stock awards vest ratably over periods ranging from four to five years from their individual award dates subject to continued employment on the applicable vesting dates. The following table summarizes the activity of non-vested WHC Restricted Stock:

	Years Ended December 31,
	2008		2007		2006
		Weighted		Weighted		Weighted
		Average		Average		Average
		Grant Date		Grant Date		Grant Date
	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value

Balance at the beginning of the year	307,722	$29.46	441,683	$25.49	376,621	$17.55
Granted	555,400	23.74	71,700	47.02	184,710	39.50
Vested	(100,562)	23.78	(104,809)	21.92	(94,418)	17.61
Forfeited	(56,551)	36.28	(100,852)	32.42	(25,230)	39.00

Balance at the end of the year	706,009	$25.22	307,722	$29.46	441,683	$25.49

Proceeds received from the exercise of options to purchase WHC Class A Common Stock were $3,797, $14,355 and $5,257 for the years ended December 31, 2008, 2007 and 2006, respectively. The intrinsic value related to the exercise of these stock options, as well as the fair value of shares of WHC Restricted Stock that vested was $6,100, $24,821 and $9,115 for the years ended December 31, 2008, 2007 and 2006, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Employee Stock Purchase Plan

The Company’s 1998 Employee Stock Purchase Plan, as amended from time to time (the “ESPP”), allowed eligible employees the opportunity to purchase shares of HLTH Common Stock through payroll deductions, up to 15% of a participant’s annual compensation with a maximum of 5,000 shares available per participant during each purchase period. The purchase price of the stock was 85% of the fair market value on the last day of each purchase period. The ESPP provided for annual increases equal to the lesser of 1,500,000 shares, 0.5% of the outstanding common shares, or a lesser amount determined by the Board of Directors. There were 49,125, 69,800 and 274,378 shares issued under the ESPP during the years ended December 31, 2008, 2007 and 2006, respectively. The ESPP was terminated effective April 30, 2008.

Other

At the time of the WHC initial public offering and each year on the anniversary of the initial public offering, WHC issued shares of WHC Class A Common Stock to each non-employee director with a value equal to their annual board and committee retainers. The Company recorded stock-based compensation expense of $340 in each of the years ended December 31, 2008, 2007 and 2006 in connection with these issuances.

Additionally, the Company recorded stock-based compensation expense of $1,070, $1,094 and $69 during 2008, 2007 and 2006, respectively, in connection with a stock transferability right for shares that were issued in connection with the acquisition of Subimo, LLC by WHC.

The following table summarizes the components and classification of stock-based compensation expense:

	Years Ended December 31,
	2008	2007	2006

HLTH Plans:
Stock options	$7,740	$11,310	$20,685
Restricted stock	5,828	7,231	5,635
WHC Plans:
Stock options	9,838	14,006	17,810
Restricted stock	1,356	2,768	3,736
ESPP	51	162	406
Other	1,419	1,455	409

Total stock-based compensation expense	$26,232	$36,932	$48,681

Included in:
Cost of operations	$3,818	$5,027	$11,493
Sales and marketing	3,591	4,868	7,165
General and administrative	17,223	22,441	22,950
Gain on 2006 EBS Sale	—	—	30
Equity in earnings of EBS Master LLC	—	2,107	310

Consolidated income from continuing operations	24,632	34,443	41,948
Consolidated income from discontinued operations	1,600	2,489	6,733

Total stock-based compensation expense	$26,232	$36,932	$48,681

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Tax benefits attributable to stock-based compensation expense were only realized in certain states in which the Company does not have net operating loss carryforwards and for alternative minimum tax which limits the utilization of net operating loss carryforwards. As of December 31, 2008, approximately $20,923 and $77,543 of unrecognized stock-based compensation expense related to unvested awards (net of estimated forfeitures) is expected to be recognized over a weighted-average period of approximately 2.3 years and 3.5 years, related to the HLTH Plans and the WebMD Plans, respectively.

16.	Retirement Plans

The Company maintains various defined contribution retirement plans covering substantially all of its employees. Certain of these plans provide for matching and discretionary contributions. The Company has recorded expenses related to these plans of $1,310, $1,087 and $1,718 for 2008, 2007 and 2006, respectively.

17.	Equity

Common Stock

Repurchased shares are recorded under the cost method and are reflected as treasury stock in the accompanying consolidated balance sheets.

Tender Offers

On October 27, 2008, the Company commenced a tender offer (the “2008 Tender Offer”) to purchase up to 80,000,000 shares of its common stock at a price of $8.80 per share. Prior to closing the 2008 Tender Offer, the Company exercised its right to purchase an additional 2% of its outstanding shares without extending the tender offer. On November 25, 2008, the 2008 Tender Offer was completed and, as a result, the Company repurchased 83,699,922 shares of its common stock at a price of $8.80 per share. The total cost of the 2008 Tender Offer was $737,324, which includes $765 of costs directly attributable to the purchase.

On October 20, 2006, the Company commenced a tender offer to purchase shares of its common stock (the “2006 Tender Offer”). On December 4, 2006, the 2006 Tender Offer was completed and, as a result, the Company repurchased 129,234,164 shares of its common stock at a price of $12.00 per share. The total cost of the 2006 Tender Offer was $1,552,120, which includes $1,309 of costs directly attributable to the purchase.

Stock Repurchase Programs

On January 23, 2006, the Company announced the authorization of a stock repurchase program (the “2006 Repurchase Program”), at which time the Company was authorized to use up to $48,000 to purchase shares of its common stock, from time to time, in the open market, through block trades or in private transactions, depending on market conditions and other factors. On February 8, 2006, the maximum aggregate amount authorized for purchases under the 2006 Repurchase Program was increased to $68,000 and was then further increased on March 28, 2006 to $83,000. During 2006, 7,329,305 shares were repurchased under the 2006 Repurchase Program at a cost of approximately $71,843. In December 2006, the Company terminated the 2006 Repurchase Program and announced a new stock repurchase program (“New Repurchase Program”). Under the New Repurchase Program, the Company is authorized to use up to $100,000 to purchase shares of its common stock from time to time beginning on December 19, 2006, subject to market conditions. During the years ended December 31, 2007 and 2006, respectively, the Company repurchased 3,369,991 and 910,940 shares at a cost of approximately $47,123 and $11,324 under the New Repurchase Program. As of December 31, 2008, $41,553 remains available for repurchase under the New Repurchase Program. No shares were repurchased through the New Repurchase Program during the year ended December 31, 2008.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Warrants

At December 31, 2008, the Company had warrants outstanding to purchase 22,466 shares of its common stock at an exercise price of $30.00 per share. These warrants are all vested and exercisable. Warrants to purchase 14,772 shares will expire in January 2009 and the remaining warrants to purchase 7,694 shares will expire in January 2010.

During 2008, the Company repurchased a warrant for $700, which was exercisable into 2,408,908 shares of its common stock at an exercise price of $9.25 per share. During 2007, warrants to purchase a total of 4,971 shares, of the Company’s Common Stock at a weighted average exercise price of $6.43 per share were exercised. There were no exercises of warrants during 2008 and 2006. Also during 2008, 2007 and 2006, warrants to purchase a total of 9,464 shares, 3,014,229 shares and 100,000 shares, of the Company’s Common Stock at a weighted average price of $30.00 per share, $15.03 per share and $38.13 per share, respectively, expired.

Accumulated Other Comprehensive (Loss) Income

Accumulated other comprehensive (loss) income includes:

	December 31,
	2008	2007	2006

Foreign currency translation gains	$8,091	$12,269	$8,951
Unrealized losses on securities, net	(8,678)	910	1,159
Comprehensive loss of EBSCo.	—	(7,326)	—

Total accumulated other comprehensive (loss) income	$(587)	$5,853	$10,110

Included in comprehensive loss of EBSCo as of December 31, 2007, is the Company’s share of unrealized loss on the fair value of EBSCo’s interest rate swap agreements. This amount was relieved when EBSCo was sold on February 8, 2008. See Note 4 for additional information.

Deferred taxes are not included within accumulated other comprehensive (loss) income because a valuation allowance was maintained for substantially all net deferred tax assets.

Noncontrolling Interest

The Company owned, on December 31, 2008 and 2007, 48,100,000 shares of WHC Class B Common Stock, representing ownership of 83.6% and 84.1%, respectively, of the outstanding WHC Common Stock. WHC Class A Common Stock has one vote per share, while WHC Class B Common Stock has five votes per share. As a result, the WHC Class B Common Stock owned by the Company represented, as of December 31, 2008 and 2007, 96.0% and 96.2%, respectively, of the combined voting power of WHC’s outstanding Common Stock. Each share of WHC Class B Common Stock is convertible at the Company’s option into one share of WHC Class A Common Stock. In addition, shares of WHC Class B Common Stock will automatically be converted, on a one-for-one basis, into shares of WHC Class A Common Stock on a transfer to any person other than a majority-owned subsidiary of the Company or a successor of the Company. On September 29, 2010, the fifth anniversary of the closing date of the initial public offering, all then outstanding shares of WHC Class B Common Stock will automatically be converted, on a one-for-one basis, into shares of WHC Class A Common Stock.

During 2007, the Company reimbursed WHC an aggregate of $149,862 for the payment required pursuant to the Tax Sharing Agreement between the Company and WHC (See Note 6) with respect to the EPS Sale and the 2006 EBS Sale. This cash reimbursement resulted in an increase to noncontrolling interest and a

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

decrease to additional paid-in capital of $1,588 and $22,342 during the years ended December 31, 2007 and 2006, respectively, reflecting the portion of the $149,862 transfer that related to the noncontrolling interest shareholders.

Issuance of Class A Common Stock of WHC

During the years ended December 31, 2008, 2007 and 2006, WHC issued Class A Common Stock in connection with stock option exercises, restricted stock vestings and annual board retainers. These issuances resulted in an aggregate increase to additional paid-in capital of $3,688, $14,364 and $5,152, respectively.

Also during 2006, the Company recorded an increase to additional paid-in capital of $11,627, in connection with the committed future issuance of 394,422 shares of WHC Class A Common Stock in connection with the acquisition of Subimo. In December 2008, WHC issued an additional 246,508 shares of WHC Class A Common Stock to the Subimo shareholders. The Company did not recognize an increase to equity related to the issuance of these shares, as they were subsequently repurchased in a related transaction.

While the above mentioned issuances of WHC Class A Common Stock resulted in changes in the Company’s stockholders equity, they did not result in a change of control of WHC.

18.	Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets (liabilities) were as follows:

	December 31,
	2008	2007

Deferred tax assets:
Federal net operating loss carryforwards	$230,001	$427,007
State net operating loss carryforwards	55,633	59,024
Federal tax credits	36,678	28,809
Other accrued expenses	50,395	39,974
Stock-based compensation	22,457	18,341
Investment in EBS Master LLC	—	19,950
Intangible assets	11,279	11,822
Auction rate securities	26,695	—
Other	3,800	10,125

Total deferred tax assets	436,938	615,052
Valuation allowance	(317,235)	(486,197)

Net deferred tax assets	119,703	128,855

Deferred tax liabilities:
Convertible notes	(82,826)	(68,988)
Goodwill and indefinite-lived intangible asset	(12,420)	(7,579)
Other	(284)	(356)

Total deferred tax liabilities	(95,530)	(76,923)

Net deferred tax assets	$24,173	$51,932

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HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31,
	2008	2007

Current deferred tax assets, net:
Current deferred tax assets, net of deferred tax liabilities	$94,467	$58,228
Valuation allowance	(68,371)	(46,011)

Current deferred tax assets, net	26,096	12,217

Non-current deferred tax (liabilities) assets, net:
Non-current deferred tax assets, net of deferred tax liabilities	246,941	479,901
Valuation allowance	(248,864)	(440,186)

Non-current deferred tax (liabilities) assets, net	(1,923)	39,715

Net deferred tax assets	$24,173	$51,932

The income tax provision (benefit) was as follows:

	Years Ended December 31,
	2008	2007	2006

Current:
Federal	$6,602	$(366)	$7,493
State	12,379	(2,215)	15,823
Foreign	590	(2)	170

Current income tax provision (benefit)	19,571	(2,583)	23,486
Deferred:
Federal	2,218	(13,276)	(3,790)
State	701	278	(433)

Deferred income tax provision (benefit)	2,919	(12,998)	(4,223)
Reversal of valuation allowance applied to goodwill	2,707	2,610	30,770
Reversal of valuation allowance applied to additional paid-in capital	1,441	3,918	—

Total income tax provision (benefit)	$26,638	$(9,053)	$50,033

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HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The reconciliation between the federal statutory rate and the effective income tax rate is as follows:

	Years Ended December 31,
	2008	2007	2006

United States federal statutory rate	35.0%	35.0%	35.0%
State income taxes (net of federal benefit)	1.7	20.0	1.2
Gain on 2006 EBS Sale	—	(17.9)	14.3
Valuation allowance	(38.6)	(120.5)	(85.3)
Non-deductible officer compensation	0.1	6.5	1.0
Reversal of valuation allowance applied to goodwill	0.0	8.1	7.3
Reversal of valuation allowance applied to additional paid-in capital	—	12.2	—
Losses benefited to discontinued operations	6.5	25.5	40.8
Other	0.7	3.0	(2.4)

Effective income tax rate	5.4%	(28.1)%	11.9%

Until the quarter ended December 31, 2007, a full valuation allowance had been provided against all domestic net deferred tax assets, except for a deferred tax liability originating from the Company’s business combinations that resulted in tax-deductible goodwill which is indefinite as to when such liability will reverse, as well as a deferred tax liability established in purchase accounting that is not expected to reverse prior to the expiration of net operating losses. During the quarter ended December 31, 2007, after consideration of the relevant positive and negative evidence, the Company reversed $24,652 of its valuation allowance, of which $16,327 reversed through the tax provision and the remainder primarily reversed through discontinued operations. During the year ended December 31, 2008, the Company reversed approximately $224,682 of its valuation allowance as a result of the gains the Company recorded in connection with the 2008 EBSCo Sale and the ViPS Sale, of which $186,196 reversed through the tax provision and the remainder primarily reversed through discontinued operations. The valuation allowance for deferred tax assets decreased by $168,962 and $47,527 in 2008 and 2007, respectively.

At December 31, 2008, the Company had net operating loss carryforwards for federal income tax purposes of approximately $800 million, which expire in 2010 through 2027, and federal tax credits of approximately $41,870, which excludes the impact of any unrecognized tax benefits, which expire in 2011 through 2027. Approximately $440,459 and $23,263 of these net operating loss carryforwards were recorded through additional paid-in capital and goodwill, respectively. Therefore, if in the future the Company believes that it is more likely than not that these tax benefits will be realized, this portion of the valuation allowance will be reversed against additional paid-in capital and goodwill, respectively. However, upon adoption of SFAS 141R on January 1, 2009, the reversal of a valuation allowance related to acquired deferred tax assets will no longer be recognized in goodwill and instead will be recognized as a component of the income tax provision.

The Company uses the “with-and-without” approach as described in EITF Topic No. D-32 in determining the order in which tax attributes are utilized. Using the “with-and-without” approach, the Company will only recognize a tax benefit from stock-based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized. As a result of this approach, tax net operating loss carryforwards generated from operations and acquired entities are considered utilized before the current period’s share-based deduction.

The Company has excess tax benefits related to stock option exercises subsequent to the adoption of SFAS 123(R) of $152,545 that are not recorded as a deferred tax asset as the amounts would not have resulted

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HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in a reduction in current taxes payable if all other tax attributes currently available to the Company were utilized. The benefit of these deductions is recorded to additional paid-in capital at the time the tax deduction results in a reduction of current taxes payable.

The 2008 Tender Offer completed by the Company for its common stock that began on October 27, 2008 resulted in a cumulative change of more than 50% of the ownership of the Company’s capital, as determined under rules prescribed by the U.S. Internal Revenue Code and applicable Treasury regulations. As a result of the ownership change, there will be an annual limitation imposed on the Company’s net operating loss carryforwards and federal tax credits.

The income taxes for 2008, 2007 and 2006 include a provision for federal taxes of $2,695, $2,565 and $28,783, respectively, that has not been reduced by the decrease in valuation allowance as these tax benefits were acquired through business combinations.

For the years ended December 31, 2008, 2007 and 2006, the Company had profitable operations in certain states in which the Company did not have net operating losses to offset that income, or utilized net operating losses established through additional paid-in capital. Accordingly, the Company provided for taxes of $14,421, $2,842 and $19,269 related to state and other jurisdictions during 2008, 2007 and 2006, respectively. In addition, the income tax expense in 2008, 2007 and 2006 includes a provision for state taxes of $12, $45 and $1,987, respectively, that has not been reduced by the decrease in valuation allowance as these tax benefits were acquired through business combinations. The state tax provision in 2008, 2007 and 2006 also reflects approximately $601, $1,139 and $3,446, respectively, of a reduction in tax expense related to discrete items associated with the reversal of contingencies for various statute expirations.

As of December 31, 2008 and 2007, the Company had unrecognized income tax benefits, including those of its discontinued operations, of $11,478 and $11,888, respectively, which if recognized, would result in $5,926 and $6,315, respectively, being reflected as a component of the income tax provision. Included in the unrecognized income tax benefits as of December 31, 2008 and 2007 are accrued interest and penalties of $902 and $978, respectively. If recognized, these benefits would be reflected as a component of the income tax provision (benefit). The following table summarizes the activity of unrecognized tax benefits, excluding accrued interest and penalties, for the years ended December 31, 2008 and 2007:

	Years Ended December 31,
	2008	2007

Balance at the beginning of the year	$10,910	$11,268
Increases related to prior year tax positions	—	140
Increases related to current year tax positions	734	1,364
Settlements with tax authorities	—	(769)
Expiration of the statute of limitations for the assessment of taxes	(1,068)	(1,093)

Balance at the end of the year	$10,576	$10,910

Although the Company files U.S. federal, and various state and other tax returns, the major taxing jurisdiction is the U.S. The Company is currently under audit in a number of state and local taxing jurisdictions and will have statutes of limitations with respect to certain tax returns expiring within the next twelve months. As a result, it is reasonably possible that a reduction in the unrecognized income tax benefits, prior to any annual increase, may occur from $200 to $250 within the next twelve months. With the exception of adjusting net operating loss carryforwards that may be utilized, the Company is no longer subject to federal income tax examinations for tax years before 2005 and for state and local income tax examinations for years before 2003.

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Annex B-1 – Page 55

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Fair Value Disclosures and Credit Facilities

Effective January 1, 2008, the Company adopted SFAS No. 157, for assets and liabilities measured at fair value on a recurring basis. SFAS 157 establishes a common definition for fair value to be applied to existing GAAP that requires the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements. The adoption of SFAS 157 did not have an impact on the Company’s financial position or operating results, but did expand certain disclosures.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, SFAS 157 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1:  Observable inputs such as quoted market prices in active markets for identical assets or liabilities, such as the Company’s equity securities reflected in the table below.

Level 2:  Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:  Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

The Company did not have any Level 2 assets as of December 31, 2008. The following table sets forth the Company’s Level 1 and Level 3 financial assets that were measured at fair value on a recurring basis as of December 31, 2008:

	December 31, 2008
	Fair Value Estimates			December 31,
	Using			2007
	Level 1	Level 3	Total	Fair Value

Financial assets carried at fair value
Auction rate securities	$—	$286,552	$286,552	$269,500
Equity securities	1,497	—	1,497	2,383

Total financial assets carried at fair value	$1,497	$286,552	$288,049	$271,883

The following table reconciles the beginning and ending balances of the Company’s Level 3 assets which consist of the Company’s ARS:

Balance as of January 1, 2008	$—
Transfers to Level 3	363,700
Redemptions	(8,700)
Impairment charge included in earnings	(60,108)
Interest income accretion included in earnings	1,067
Unrealized loss included in other comprehensive (loss) income	(9,407)

Fair value December 31, 2008	$286,552

The Company holds investments in auction rate securities (“ARS”) which have been classified as Level 3 assets as described above. The types of ARS holdings the Company owns are backed by student loans, which are 97% guaranteed under the Federal Family Education Loan Program (“FFELP”), and all had credit ratings of AAA or Aaa when purchased. Historically, the fair value of the Company’s ARS holdings approximated face value due to the frequent auction periods, generally every 7 to 28 days, which provided liquidity to these investments. However, since February 2008, all auctions involving these securities have failed. As a secondary

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

market has yet to develop, these investments have been reclassified to long-term investments as of December 31, 2008. The result of a failed auction is that these ARS holdings will continue to pay interest in accordance with their terms at each respective auction date; however, liquidity of the securities will be limited until there is a successful auction, the issuer redeems the securities, the securities mature or until such time as other markets for these ARS holdings develop. During the three months ended March 31, 2008, the Company concluded that the estimated fair value of the ARS holdings no longer approximated the face value due to the lack of liquidity. The securities have been classified within Level 3 as their valuation requires substantial judgment and estimation of factors that are not currently observable in the market due to the lack of trading in the securities.

The Company estimated the fair value of its ARS holdings using an income approach valuation technique. Using this approach, expected future cash flows were calculated over the expected life of each security and were discounted to a single present value using a market required rate of return. Some of the more significant assumptions made in the present value calculations were (i) the estimated weighted average lives for the loan portfolios underlying each individual ARS, which range from 4 to 14 years and (ii) the required rates of return used to discount the estimated future cash flows over the estimated life of each security, which considered both the credit quality for each individual ARS and the market liquidity for these investments. As of March 31, 2008, the Company concluded the fair value of its ARS holdings was $302,842, of which $141,044 relates to WHC, compared to a face value of $362,950, of which $168,450 relates to WHC. The impairment in value, or $60,108, of which $27,406 relates to WHC, was considered to be other-than-temporary and, accordingly, was recorded as an impairment charge within the statement of operations during the three months ended March 31, 2008.

In making the determination that the impairment was other-than-temporary, the Company considered (i) the current market liquidity for ARS, particularly student loan backed ARS, (ii) the long-term maturities of the loan portfolios underlying each ARS owned by the Company which, on a weighted average basis, extended to as many as 14 years as of March 31, 2008 and (iii) the ability and intent of the Company to hold its ARS investments until sufficient liquidity returns to the auction rate market to enable the sale of these securities or until the investments mature.

During the year ended December 31, 2008, the Company received $8,700, of which $4,400 relates to WHC, associated with the partial redemption of certain of its ARS holdings, which represented 100% of their face value. As a result, as of December 31, 2008, the total face value of the Company’s ARS holdings was $355,000, of which $164,800 related to WHC, compared to a fair value of $286,552, of which $133,563 related to WHC. Subsequent to March 31, 2008, through December 31, 2008, the Company further reduced the carrying value of its ARS holdings by $9,407, of which $4,277 relates to WHC. Since this reduction in value resulted from fluctuations in interest rate assumptions, the Company assessed this reduction to be temporary in nature, and accordingly, this amount has been recorded as an unrealized loss in other comprehensive (loss) income in the accompanying balance sheets. During 2007 and 2006, the Company did not recognize any realized or unrealized gains or losses from ARS holdings. The Company continues to monitor the market for ARS as well as the individual ARS holdings it owns. The Company may be required to record additional losses in future periods if the fair value of its ARS holdings deteriorates further.

The following table presents the carrying amount and estimated fair value of the Company’s financial instruments that are carried at historical cost:

	December 31, 2008		December 31, 2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial Assets:
1.75% Notes(a)	$350,000	$305,200	$350,000	$350,438
3 1/8% Notes(a)	264,018	243,750	255,776	303,645

(a)	Fair value estimate incorporates bid price quotes.

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HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Credit Facilities

On May 6, 2008, the Company and WHC each entered into a non-recourse credit facility (each a “Credit Facilities”) with Citigroup that is secured by their respective ARS holdings (including, in some circumstances, interest payable on the ARS holdings), that will allow the Company and WHC to borrow up to 75% of the face amount of the ARS holdings pledged as collateral under the respective Credit Facilities. The Credit Facilities are each governed by a loan agreement, dated as of May 6, 2008, containing customary representations and warranties of the borrower and certain affirmative covenants and negative covenants relating to the pledged collateral. Under each of the loan agreements, the borrower and the lender may, in certain circumstances, cause the pledged collateral to be sold, with the proceeds of any such sale required to be applied in full immediately to repayment of amounts borrowed.

No borrowings have been made under either of the Credit Facilities to date. The Company and WHC can each make borrowings under the respective Credit Facilities until May 2009. The interest rate applicable to such borrowings will be one-month LIBOR plus 250 basis points. Any borrowings outstanding under the Credit Facility after March 2009 become demand loans, subject to 60 days notice, with recourse only to the pledged collateral.

20.	Other (Expense) Income, Net

Other (expense), income net consists of the following items:

	Years Ended December 31,
	2008	2007	2006

Transition service fees(a)	$335	$5,833	$2,524
Reduction of tax contingencies(b)	1,749	1,497	—
Legal expense(c)	(1,092)	(1,397)	(2,578)
Advisory expense(d)	(6,941)	(2,527)	(4,198)

Other (expense) income, net	$(5,949)	$3,406	$(4,252)

(a)	Represents the net fees received from ViPS, Sage Software and EBSCo in relation to their respective transition services agreements.

(b)	Represents the reduction of certain sales and use tax contingencies resulting from the expiration of various statutes.

(c)	Represents the costs and expenses incurred by the Company related to the investigation by the United States Attorney for the District of South Carolina and the SEC.

(d)	In 2008 and 2007, represents professional fees, primarily consisting of legal, accounting and financial advisory services incurred by the Company related to the potential merger of HLTH into WHC, which was terminated in October 2008. In 2006, represents similar professional fees related to the 2006 EBS Sale through September 26, 2006, the date the Company entered into a definitive agreement with General Atlantic regarding the 2006 EBS Sale.

21.	Related Party Transactions

In 2004, the Company’s WebMD segment entered into an agreement with Fidelity Human Resources Services Company LLC (“FHRS”) to integrate WebMD’s private portals product into the services FHRS provides to its clients. FHRS provides human resources administration and benefit administration services to employers. The Company recorded revenue of $9,399, $10,362, and $7,802 in 2008, 2007 and 2006, respectively, and $2,070 and $2,069 are included in accounts receivable as of December 31, 2008 and 2007, respectively, related to the FHRS agreement. FHRS is an affiliate of FMR Corp, which reported beneficial ownership of shares that represent approximately 9.9% of HLTH’s Common Stock and approximately 5.2% of WHC Class A Common Stock as of December 31, 2008. Affiliates of FMR Corp. provide services to the Company in connection with certain of the Company’s 401(k) plans.

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Annex B-1 – Page 58

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

22.	Supplemental Disclosures of Cash Flow Information

Supplemental information related to the consolidated statements of cash flows is summarized below:

	Years Ended December 31,
	2008	2007	2006

Supplemental Disclosure of Cash Flow Information:
Interest paid	$15,502	$15,764	$15,821

Taxes paid, net of refunds(a)	$26,714	$27,375	$23,210

Supplemental Schedule of Non-Cash Investing and Financing activities:
Conversion of convertible redeemable exchangeable preferred stock to HLTH Common Stock	$—	$100,000	$—

Accretion of convertible redeemable exchangeable preferred stock	$—	$117	$235

(a)	As the Company generally files its tax returns on a consolidated basis, taxes paid, net of refunds, includes all taxes paid by the Company, including those of the Company’s discontinued operations.

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HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.	Quarterly Financial Data (Unaudited)

The following table summarizes the quarterly financial data for 2008 and 2007. The per common share calculations for each of the quarters are based on the weighted average number of common shares for each period; therefore, the sum of the quarters may not necessarily be equal to the full year per common share amount.

	2008
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Revenue	$80,650	$85,964	$96,777	$110,071
Cost of operations	30,927	31,968	34,225	38,018
Sales and marketing	25,149	24,898	26,021	30,012
General and administrative	20,849	22,778	22,493	21,933
Depreciation and amortization	6,775	7,214	7,188	7,233
Gain on sale of EBS Master LLC	538,024	—	—	—
Impairment of auction rate securities	60,108	—	—	—
Restructuring	—	—	—	7,416
Interest income (expense), net	5,411	1,477	2,750	(766)
Other (expense), net	(4,144)	(666)	(997)	(142)

Income (loss) from continuing operations before income tax provision (benefit)	476,133	(83)	8,603	4,551
Income tax provision (benefit)	25,602	569	3,493	(3,026)
Equity in earnings of EBS Master LLC	4,007	—	—	—

Consolidated income (loss) from continuing operations	454,538	(652)	5,110	7,577
Consolidated income (loss) from discontinued operations, net of tax	3,057	(3,063)	92,647	2,041

Consolidated net income inclusive of noncontrolling interest	457,595	(3,715)	97,757	9,618
Loss (income) attributable to noncontrolling interest	3,845	(1,071)	(1,845)	(1,961)

Net income (loss) attributable to HLTH stockholders	$461,440	$(4,786)	$95,912	$7,657

Amounts attributable to HLTH stockholders:
Income (loss) from continuing operations	$458,322	$(1,611)	$3,403	$5,611
Income (loss) from discontinued operations	3,118	(3,175)	92,509	2,046

Net income (loss) attributable to HLTH stockholders	$461,440	$(4,786)	$95,912	$7,657

Basic income (loss) per common share:
Income (loss) from continuing operations	$2.52	$(0.01)	$0.02	$0.04
Income (loss) from discontinued operations	0.01	(0.02)	0.50	0.01

Net income (loss) attributable to HLTH stockholders	$2.53	$(0.03)	$0.52	$0.05

Diluted income (loss) per common share:
Income (loss) from continuing operations	$2.03	$(0.01)	$0.02	$0.03
Income (loss) from discontinued operations	0.01	(0.02)	0.49	0.02

Net income (loss) attributable to HLTH stockholders	$2.04	$(0.03)	$0.51	$0.05

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HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2007
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Revenue	$70,131	$73,780	$81,708	$93,613
Cost of operations	27,840	28,057	29,248	28,855
Sales and marketing	22,284	21,325	21,654	25,772
General and administrative	27,994	26,522	25,333	22,812
Depreciation and amortization	6,213	7,128	7,278	7,189
Interest income, net	3,197	3,679	4,362	4,910
Other income (expense), net	2,882	1,396	989	(1,462)

(Loss) income from continuing operations before income tax (benefit) provision	(8,121)	(4,177)	3,546	12,433
Income tax (benefit) provision	(46)	1,466	2,613	(13,086)
Equity in earnings of EBS Master LLC	7,099	7,575	8,005	5,887

Consolidated (loss) income from continuing operations	(976)	1,932	8,938	31,406
Consolidated income (loss) from discontinued operations, net of tax	5,025	(48,357)	7,591	17,693

Consolidated net income inclusive of noncontrolling interest	4,049	(46,425)	16,529	49,099
Income attributable to noncontrolling interest	(115)	(843)	(1,800)	(7,909)

Net income (loss) attributable to HLTH stockholders	$3,934	$(47,268)	$14,729	$41,190

Amounts attributable to HLTH stockholders:
(Loss) income from continuing operations	$(1,113)	$1,269	$7,372	$24,317
Income (loss) from discontinued operations	5,047	(48,537)	7,357	16,873

Net income (loss) attributable to HLTH stockholders	$3,934	$(47,268)	$14,729	$41,190

Basic income (loss) per common share:
(Loss) income from continuing operations	$(0.01)	$0.01	$0.04	$0.13
Income (loss) from discontinued operations, net of tax	0.03	(0.27)	0.04	0.10

Net income (loss) attributable to HLTH stockholders	$0.02	$(0.26)	$0.08	$0.23

Diluted income (loss) per common share:
(Loss) income from continuing operations	$(0.01)	$0.01	$0.04	$0.12
Income (loss) from discontinued operations, net of tax	0.03	(0.26)	0.04	0.08

Net income (loss) attributable to HLTH stockholders	$0.02	$(0.25)	$0.08	$0.20

24.	Retrospective Application of New Accounting Standards

The Consolidated Financial Statements reflect the retrospective application, for all periods presented, of two accounting standards adopted by the Company effective January 1, 2009: SFAS 160 and FSP APB 14-1.

SFAS 160.  SFAS 160 establishes accounting and reporting standards for noncontrolling interests, previously called minority interests. SFAS 160 requires that a noncontrolling interest be reported in the Company’s consolidated balance sheets within equity and separate from the parent company’s equity. Also, SFAS 160 requires consolidated net income to be reported at amounts inclusive of both the parent’s and noncontrolling interest’s shares and, separately, the amounts of consolidated net income attributable to the parent and noncontrolling interest, all on the face of the consolidated operating statement. In addition, discontinued operations and continuing operations reflected as part of the noncontrolling interest should be allocated between continuing operations and discontinued operations for the calculation of earnings per share.

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Annex B-1 – Page 61

HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FSP APB 14-1.  FSP APB 14-1 affects the accounting for the Company’s 3 1/8% Notes. FSP APB 14-1 requires cash settled convertible debt to be separated into debt and equity components at issuance and a value to be assigned to each. The value assigned to the debt component will be the estimated fair value, as of the issuance date, of a similar bond without the conversion feature. The difference between the original face value and this estimated fair value will be accounted for as a debt discount and will be amortized through August 2012, the date when the 3 1/8% Notes are first puttable to the Company at the option of the holder. The effect of this change in accounting principle on the consolidated balance sheets as of December 31, 2008 and 2007 and the consolidated statements of operations and cash flows for the years ended December 31, 2008, 2007 and 2006 are summarized as follows:

	Consolidated Balance Sheets
	As Previously	As
	Reported(a)	Adjusted

As of December 31, 2008:
Prepaid expenses and other current assets	$40,798	$44,369
Other assets	24,465	23,600
3 1/8% convertible notes due 2025	300,000	264,018
Other long-term liabilities	21,094	21,816
Additional paid-in capital	12,507,729	12,566,854
Accumulated deficit	(8,755,459)	(8,776,618)
As of December 31, 2007:
Prepaid expenses and other current assets	$71,078	$72,669
Other assets	72,742	69,959
3 1/8% convertible notes due 2025	300,000	255,776
Additional paid-in capital	12,479,574	12,538,699
Accumulated deficit	(9,320,748)	(9,336,841)

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HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Consolidated Statements of Operations
	As Previously	As
	Reported(a)	Adjusted

For the year ended December 31, 2008:
Interest expense	$18,513	$26,428
Income tax provision	29,487	26,638
Consolidated income from continuing operations	471,639	466,573
Consolidated net income inclusive of noncontrolling interest	566,321	561,255
Net income attributable to HLTH stockholders	565,289	560,223
Basic income per common share:
Income from continuing operations	$2.69	$2.66
Income from discontinued operations	0.54	0.54

Net income attributable to HLTH stockholders	$3.23	$3.20

Diluted income per common share:
Income from continuing operations	$2.19	$2.19
Income from discontinued operations	0.43	0.42

Net income attributable to HLTH stockholders	$2.62	$2.61

For the year ended December 31, 2007:
Interest expense	$18,593	$25,887
Consolidated income from continuing operations	48,594	41,300
Consolidated net income inclusive of noncontrolling interest	30,546	23,252
Net income attributable to HLTH stockholders	19,879	12,585
Basic income (loss) per common share:
Income from continuing operations	$0.21	$0.18
Income (loss) from discontinued operations	(0.10)	(0.11)

Net income attributable to HLTH stockholders	$0.11	$0.07

Diluted income (loss) per common share:
Income from continuing operations	$0.19	$0.16
Income (loss) from discontinued operations	(0.10)	(0.10)

Net income attributable to HLTH stockholders	$0.09	$0.06

For the year ended December 31, 2006:
Interest expense	$18,794	$25,472
Consolidated income from continuing operations	378,795	372,117
Consolidated net income inclusive of noncontrolling interest	772,322	765,644
Net income attributable to HLTH stockholders	771,917	765,239
Basic income per common share:
Income from continuing operations	$1.36	$1.33
Income from discontinued operations	1.41	1.41

Net income attributable to HLTH stockholders	$2.77	$2.74

Diluted income per common share:
Income from continuing operations	$1.20	$1.20
Income from discontinued operations	1.18	1.18

Net income attributable to HLTH stockholders	$2.38	$2.38

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HLTH CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Consolidated Statements of Cash Flows
	As Previously	As
	Reported(a)	Adjusted

For the year ended December 31, 2008:
Consolidated net income inclusive of noncontrolling interest	$566,321	$561,255
Non-cash interest expense, net	1,944	9,859
Deferred income taxes	10,911	7,474
For the year ended December 31, 2007:
Consolidated net income inclusive of noncontrolling interest	$30,546	$23,252
Non-cash interest expense, net	2,916	10,210
Deferred income taxes	(9,842)	(10,430)
For the year ended December 31, 2006:
Consolidated net income inclusive of noncontrolling interest	$772,322	$765,644
Non-cash interest expense, net	2,906	9,584
Deferred income taxes	27,135	26,547

(a)	The previously reported balances have been adjusted to reflect the reclassifications associated with the presentation of LBB as a discontinued operation and the adoption of SFAS 160.

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Schedule II. Valuation and Qualifying Accounts

	Years Ended December 31, 2008, 2007 and 2006
	Balance at	Charged to
	Beginning	Costs and					Balance at
	of Year	Expenses	Acquired	Write-offs	Other		End of Year
	(In thousands)

December 31, 2008
Allowance for Doubtful Accounts	$1,165	$668	$—	$(532)	$—		1,301
Valuation Allowance for Deferred Tax Assets	486,197	(194,057)	24,775	—	320		317,235
December 31, 2007
Allowance for Doubtful Accounts	956	1,074	—	(865)	—		1,165
Valuation Allowance for Deferred Tax Assets	533,724	(40,176)	1,449	—	(8,800	)(a)	486,197
December 31, 2006
Allowance for Doubtful Accounts	6,245	1,852	229	(3,731)	(3,639	)(b)	956
Valuation Allowance for Deferred Tax Assets	923,547	(367,954)	362	—	(22,231	)(c)	533,724

(a)	Represents the valuation allowance released as a result of (i) the adoption of FIN 48, and (ii) stock option and warrant exercises, partially offset by the valuation allowance established relating to the Company’s share of unrealized loss on the fair value of EBSCo’s interest rate swap agreements.

(b)	Represents the sale of the Emdeon Business Services segment on November 16, 2006.

(c)	Represents the valuation allowance released as a result of the adoption of FSP APB 14-1 on the balance at the beginning of the year.

S-1

ANNEX B-2

HLTH CORPORATION 2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis of financial condition and results of operations, or MD&A, contains forward-looking statements with respect to possible events, outcomes or results that are, and are expected to continue to be, subject to risks, uncertainties and contingencies, including those identified in this Annex B-2 and in the “Risk Factors” included in the joint proxy statement/prospectus to which this Annex B-2 is attached. See “Forward-Looking Statements” in the joint proxy statement/prospectus to which this Annex B-2 is attached.

Except for adjustments to references to where to find our Consolidated Financial Statements, the text of this MD&A is taken directly from the MD&A included in Exhibit 99.2 to the Current Report on Form 8-K we filed on July 2, 2009 and is for the same periods as the MD&A that was included in Part II, Item 7 of our Annual Report on Form 10-K filed on March 2, 2009 (which we refer to as the 2008 Form 10-K); however, it reflects the reclassification of WebMD’s Little Blue Book print and directory business (which we refer to as LBB) to discontinued operations (see “— Introduction — Our Company”), the related elimination of WebMD’s Publishing and Other Services segment and the classification of the remaining revenue into the following two categories: private portals and public portals (see “— Results of Operations by Operating Segment”). While this MD&A reflects the reclassifications described above, it does not reflect any other events occurring after February 27, 2009, the date of the 2008 Form 10-K, except for the retrospective adoption, effective January 1, 2009, of Financial Accounting Standards Board’s Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (which we refer to as FSP APB 14-1) and Financial Accounting Standards Board Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51” (which we refer to as SFAS 160). As required by FSP APB 14-1 and SFAS 160, our historical Consolidated Financial Statements have been retrospectively adjusted to reflect the adoption of these standards. These accounting standards and the impact of their adoption on the historical financial statements are more fully described in Note 24, “Retrospective Application of New Accounting Standards” to our Consolidated Financial Statements included in Annex B-1. In this MD&A, dollar amounts are stated in thousands, unless otherwise noted.

Overview

MD&A is provided as a supplement to the Consolidated Financial Statements and notes thereto included in Annex B-1 above, in order to enhance your understanding of our results of operations and financial condition. Our MD&A is organized as follows:

•	Introduction. This section provides a general description of our company and operating segments, background information on certain trends and developments affecting our company, a summary of our acquisition and disposition transactions during the period from 2006 through 2008 and a discussion of how seasonal factors may impact the timing of our revenue.

•	Critical Accounting Estimates and Policies. This section discusses those accounting policies that are considered important to the evaluation and reporting of our financial condition and results of operations, and whose application requires us to exercise subjective or complex judgments in making estimates and assumptions. In addition, all of our significant accounting policies, including our critical accounting policies, are summarized in Note 2 to the Consolidated Financial Statements included in Annex B-1 above.

•	Results of Operations and Results of Operations by Operating Segment. These sections provide our analysis and outlook for the significant line items on our consolidated statements of operations, as well

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as other information that we deem meaningful to understand our results of operations on both a consolidated basis and an operating segment basis.

•	Liquidity and Capital Resources. This section provides an analysis of our liquidity and cash flows and discussions of our contractual obligations and commitments, as well as our outlook on our available liquidity as of December 31, 2008.

•	Recent Accounting Pronouncements. This section provides a summary of the most recent authoritative accounting standards and guidance that have either been recently adopted by our company or may be adopted in the future.

Introduction

Our Company

HLTH Corporation is a Delaware corporation that was incorporated in December 1995 and commenced operations in January 1996 as Healtheon Corporation. We changed our name to Healtheon/WebMD Corporation in November 1999, to WebMD Corporation in September 2000, to Emdeon Corporation in October 2005 and to HLTH Corporation in May 2007. Our Common Stock began trading on the Nasdaq National Market under the symbol “HLTH” on February 11, 1999 and now trades under that symbol on the Nasdaq Global Select Market.

As of December 31, 2008, we owned 83.6% of the outstanding shares of capital stock of WebMD Health Corp. (which we refer to as WHC) through our ownership of WHC’s Class B Common Stock. The remaining 16.4% of WHC’s outstanding common stock are shares of WHC’s Class A Common Stock, which trades on the Nasdaq Global Select Market under the symbol “WBMD.” Accordingly, as of December 31, 2008, our consolidated financial statements reflect the noncontrolling shareholders’ 16.4% share of equity and net income of WHC.

As more fully described under “— Acquisitions and Dispositions — Dispositions” below, during the period from 2006 through 2008, we sold the following:

•	Emdeon Practice Services. We completed the sale of our Emdeon Practice Services segment (which we refer to as EPS) to Sage Software, Inc. (which we refer to as Sage Software) on September 14, 2006. In this MD&A, we refer to this transaction as the EPS Sale. Through EPS, we provided practice management and electronic health records software solutions used by medical practices and related services. The historical results of EPS, including the gain related to the sale have been reclassified as discontinued operations in our financial statements and our discussions in this MD&A reflect EPS as discontinued operations. Discontinued operations for periods after the sale includes post-sale activities related to EPS, including litigation costs that were indemnified as part of the EPS Sale, as more fully described under “— Background Information on Certain Trends and Developments — Indemnification Obligations to Former Officers and Directors of EPS.”

•	52% Interest in Emdeon Business Services. On November 16, 2006, we completed the sale of a 52% interest in the business that constituted our Emdeon Business Services segment, excluding its ViPS business unit (which we refer to as EBS) to an affiliate of General Atlantic LLC (which we refer to as GA). In this MD&A, we refer to this transaction as the 2006 EBS Sale. From the closing of the 2006 EBS Sale to the closing of the 2008 EBSCo Sale (described below) on February 8, 2008, we owned 48% of EBS Master LLC (which we refer to as EBSCo), the entity that acquired EBS in the 2006 EBS Sale and we accounted for that 48% ownership interest as an equity investment in our consolidated financial statements. In this MD&A, we use the names Emdeon Business Services and EBS to refer to the business owned by EBSCo and, with respect to periods prior to the consummation of the 2006 EBS Sale, to the reporting segment of our company. A description of EBS is included under “— Segments — Emdeon Business Services” below.

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•	Remaining 48% Interest in EBS. On February 8, 2008, we completed the sale of our 48% noncontrolling ownership interest in EBSCo (which we refer to as the 2008 EBSCo Sale) to an affiliate of GA and affiliates of Hellman & Friedman, LLC.

•	ViPS. On February 21, 2008, we announced our intention to divest our ViPS segment. On July 22, 2008, we completed the sale of our ViPS segment to an affiliate of General Dynamics Corporation. In this MD&A, we refer to this transaction as the ViPS Sale. The historical results of ViPS, including the gain related to the sale, have been reclassified as discontinued operations in our financial statements and our discussions in this MD&A reflect ViPS as discontinued operations. Through ViPS, we provided healthcare data management, analytics, decision-support and process automation solutions and related information technology services to governmental, Blue Cross Blue Shield and commercial healthcare payers.

A portion of the proceeds of the sales transactions made in 2006 was used to conduct the 2006 Tender Offer described below under “— Background Information on Certain Trends and Developments — 2006 Tender Offer,” pursuant to which we repurchased 129,234,164 shares of our Common Stock at a price of $12.00 per share; and a portion of the proceeds of the sales made in 2008 was used to conduct the 2008 Tender Offer described below under “— Background Information on Certain Trends and Developments — 2008 Tender Offer,” pursuant to which we repurchased 83,699,922 shares of our Common Stock at a price of $8.80 per share. As a result of the 2006 Tender Offer, the 2008 Tender Offer and additional repurchases of our Common Stock under repurchase programs, the number of shares of our Common Stock outstanding declined from 278,327,825 on December 31, 2005 to 101,374,536 on December 31, 2008 (in each case, excluding unvested shares of restricted Common Stock granted under our equity plans).

On February 21, 2008, we announced our intention to divest our Porex segment. Porex develops, manufactures and distributes proprietary porous plastic products and components used in healthcare, industrial and consumer applications. Porex also provides porous plastic surgical implants used in reconstruction and cosmetic surgery of the head, face and neck. As a result of our intention to divest this segment we reflected this segment as a discontinued operation within the Consolidated Financial Statements contained in Annex B-1 above.

In March 2009, WebMD’s Board of Directors decided to divest LBB as it is not strategic to WebMD’s overall business and initiated the process of seeking a buyer for LBB. As a result of our intention to divest LBB and our expectation that this divestiture will be completed within one year, we reflected LBB as discontinued operations within the Consolidated Financial Statements contained in Annex B-1 above. The revenue and operating results of LBB had previously been reflected within the WebMD Publishing and Other Services segment. As a result of the decision to divest LBB, we eliminated the separate segment presentation for WebMD Publishing and Other Services. We are currently reporting WebMD as one operating segment and reporting revenue in the following two categories: public portals revenue and private portals revenue.

Segments

As a result of the sales of EPS, EBS and ViPS and the planned sale of Porex and LBB, our only remaining operating segment is our WebMD segment. The following is a description of the WebMD segment, our Corporate segment and the EBS segment (which ceased being a separate segment in connection with the 2006 EBS Sale):

•	WebMD. WebMD is a leading provider of health information services to consumers, physicians and other healthcare professionals, employers and health plans through WebMD’s public and private online portals and health-focused publications. WebMD’s public portals for consumers enable them to obtain health and wellness information (including information on specific diseases or conditions), check symptoms, locate physicians, store individual healthcare information, receive periodic e-newsletters on topics of individual interest and participate in online communities with peers and experts. WebMD’s public portals for physicians and healthcare professionals make it easier for them to access clinical reference sources, stay abreast of the latest clinical information, learn about new treatment options,

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earn continuing medical education (which we refer to as CME) credit and communicate with peers. WebMD public portals generate revenue primarily through the sale of advertising and sponsorship products, including CME services. WebMD also distributes its online content and services to other entities and generates revenue from these arrangements through the sale of advertising and sponsorship products and content syndication fees. WebMD also provides e-detailing promotion and physician recruitment services for use by pharmaceutical, medical device and healthcare companies. WebMD also provides print services including the publication of WebMD the Magazine, a consumer magazine distributed to physician office waiting rooms. WebMD’s public portals sponsors and advertisers include pharmaceutical, biotechnology, medical device and consumer products companies. WebMD’s private portals enable employers and health plans to provide their employees and plan members with access to personalized health and benefit information and decision-support technology that helps them make more informed benefit, treatment and provider decisions. WebMD also provides related services for use by such employees and members, including lifestyle education and personalized telephonic health coaching. WebMD generates revenue from our private portals through the licensing of these services to employers and health plans either directly or through distributors.

•	Corporate. Corporate includes personnel costs and other expenses related to executive personnel, legal, accounting, tax, internal audit, risk management, human resources and certain information technology functions, as well as other corporate costs and expenses such as professional fees including legal and audit services, insurance, costs of leased property and facilities, telecommunication costs and software maintenance expenses. Corporate expenses are net of $3,410, $3,340 and $3,190 in 2008, 2007 and 2006, respectively, which are costs allocated to WebMD for services provided by the Corporate segment. In connection with the 2006 EBS Sale, the EPS Sale and the ViPS Sale, we entered into transition services agreements whereby we provided EBSCo, Sage Software and ViPS certain administrative services, including payroll, accounting, purchasing and procurement, tax, and human resource services, as well as information technology support. Additionally, EBSCo provided us certain administrative services, including telecommunication infrastructure and management services, data center support and purchasing and procurement services. Some of the services provided by EBSCo to HLTH were, in turn, used to fulfill HLTH’s obligations to provide transition services to Sage Software. These services were provided through the Corporate segment, and the related transition services fees we charged to EBSCo, Sage Software and ViPS, net of the fee we paid to EBSCo, are also included in the Corporate segment, which were intended to approximate the cost of providing these services. The transition services agreement with Sage Software was terminated on December 31, 2007 and, therefore, net transition services fees are for services related to EBSCo and ViPS in 2008.

•	Emdeon Business Services. Through EBS, we provided solutions that automate key business and administrative functions for healthcare payers and providers, including electronic patient eligibility and benefit verification; electronic and paper claims processing; electronic and paper paid-claims communication services; and patient billing, payment and communications services. In addition, through EBS, we provided clinical communications services that improve the delivery of healthcare by enabling physicians to manage laboratory orders and results, hospital reports and electronic prescriptions. From November 17, 2006, the date of the 2006 EBS Sale, to February 8, 2008, the date of the 2008 EBSCo Sale, the results of EBS were reflected as an equity investment in our operating results.

Background Information on Certain Trends and Developments

Trends Influencing the Use of Our Services.  Several key trends in the healthcare and Internet industries are influencing the use of healthcare information services of the types that we provide or are developing. Those trends are described briefly below:

•	Use of the Internet by Consumer and Physicians. The Internet has emerged as a major communications medium and has already fundamentally changed many sectors of the economy, including the marketing and sales of financial services, travel, and entertainment, among others. The

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Internet is also changing the healthcare industry and has transformed how consumers and physicians find and utilize healthcare information.

—	Healthcare consumers increasingly seek to educate themselves online about their healthcare related issues, motivated in part by the continued availability of new treatment options and in part by the larger share of healthcare costs they are being asked to bear due to changes in the benefit designs being offered by health plans and employers. The Internet has fundamentally changed the way consumers obtain health and wellness information, enabling them to have immediate access to searchable information and dynamic interactive content to check symptoms, assess risks, understand diseases, find providers and evaluate treatment options. The Internet is consumers’ fastest growing health information resource, according to a national study released in August 2008 by the Center for Studying Health System Change. Researchers found that 32 percent of American consumers (approximately 70 million adults) conducted online health searches in 2007, compared with 16 percent in 2001. More than half of those surveyed said the information changed their overall approach to maintaining their health. Four in five said the information helped them better understand how to treat an illness or condition.

—	The Internet has also become a primary source of information for physicians seeking to improve clinical practice and is growing relative to traditional information sources, such as conferences, meetings and offline journals.

•	Increased Online Marketing and Education Spending for Healthcare Products. Pharmaceutical, biotechnology and medical device companies spend large amounts each year marketing their products and educating consumers and physicians about them; however, only a small portion of this amount is currently spent on online services. We believe that these companies, which comprise the majority of the advertisers and sponsors of our public portals, are becoming increasingly aware of the effectiveness of the Internet relative to traditional media in providing health, clinical and product-related information to consumers and physicians, and this increasing awareness will result in increasing demand for our services. However, notwithstanding our general expectation for increased demand, our public portals revenue may vary significantly from quarter to quarter due to a number of factors, many of which are not in our control, and some of which may be difficult to forecast accurately, including general economic conditions and the following:

—	The majority of our advertising and sponsorship contracts are for terms of approximately four to twelve months. We have relatively few longer term advertising and sponsorship contracts.

—	The time between the date of initial contact with a potential advertiser or sponsor regarding a specific program and the execution of a contract with the advertiser or sponsor for that program may be subject to delays over which we have little or no control, including as a result of budgetary constraints of the advertiser or sponsor or their need for internal approvals.

Other factors that may affect the timing of contracting for specific programs with advertisers and sponsors, or receipt of revenue under such contracts, include: the timing of FDA approval for new products or for new approved uses for existing products; the timing of FDA approval of generic products that compete with existing brand name products; the timing of withdrawals of products from the market; seasonal factors relating to the prevalence of specific health conditions and other seasonal factors that may affect the timing of promotional campaigns for specific products; and the scheduling of conferences for physicians and other healthcare professionals.

•	Changes in Health Plan Design; Health Management Initiatives. In a healthcare market where the responsibility for healthcare costs and decision-making has been increasingly shifting to consumers, use of information technology (including personal health records) to assist consumers in making informed decisions about healthcare has also increased. We believe that through our WebMD Health and Benefits Manager tools, including our personal health record application, we are well positioned to play a role in this environment, and these services will be a significant driver for the growth of our private portals

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during the next several years. However, our growth strategy depends, in part, on increasing usage of our private portal services by our employer and health plan clients’ employees and members, respectively. Increasing usage of our services requires us to continue to deliver and improve the underlying technology and develop new and updated applications, features and services. In addition, we face competition in the area of healthcare decision-support tools and online health management applications and health information services. Many of our competitors have greater financial, technical, product development, marketing and other resources than we do, and may be better known than we are. We also expect that, for clients and potential clients in the industries most seriously affected by recent adverse changes in general economic conditions (including those in the financial services industry), we may experience some reductions in initial contracts, contract expansions and contract renewals for our private portal services, as well as reductions in the size of existing contracts.

The healthcare industry in the United States and relationships among healthcare payers, providers and consumers are very complicated. In addition, the Internet and the market for online services are relatively new and still evolving. Accordingly, there can be no assurance that the trends identified above will continue or that the expected benefits to our businesses from our responses to those trends will be achieved. In addition, the market for healthcare information services is highly competitive and not only are our existing competitors seeking to benefit from these same trends, but the trends may also attract additional competitors.

Termination of Proposed Merger with WHC.  In February 2008, HLTH and WHC entered into an Agreement and Plan of Merger (which we refer to as the Merger Agreement), pursuant to which HLTH would merge into WHC (which we refer to as the WHC Merger), with WHC continuing as the surviving corporation. The Merger Agreement resulted from negotiations between HLTH and a Special Committee of the Board of Directors of WHC during late 2007 and early 2008. HLTH’s Board of Directors had initiated the process leading to the entry into the Merger Agreement with WHC because it believed that the primary reason of many of the holders of HLTH Common Stock for owning those shares was HLTH’s controlling interest in WHC and that the value of HLTH’s other businesses was not adequately reflected in the trading price of HLTH Common Stock. In connection with the entry by HLTH and WHC into the Merger Agreement, the HLTH Board made a determination to divest Porex and ViPS (which divestitures were not, however, dependent on the merger occurring). The decisions relating to the divestitures of ViPS, Porex and HLTH’s 48% interest in EBS were based on the corporate strategic considerations described above and not the performance of, or underlying business conditions affecting, the respective businesses.

Pursuant to the terms of a Termination Agreement entered into on October 19, 2008 (which we refer to as the Termination Agreement), HLTH and WHC mutually agreed, in light of the turmoil in financial markets, to terminate the Merger Agreement. The termination of the Merger Agreement was by mutual agreement of the companies and was unanimously approved by the Board of Directors of each of the companies and by a special committee of independent directors of WHC. The Boards determined that both HLTH, as controlling stockholder of WHC, and the public stockholders of WHC would benefit from WHC continuing as a publicly-traded subsidiary with no long-term debt and approximately $340,000 in cash and investments. The Boards concluded that, by terminating the merger, HLTH and WHC would retain financial flexibility and be in a position to pursue potential acquisition opportunities expected to be available to companies with significant cash resources in a period of financial market uncertainty. The Termination Agreement maintained HLTH’s obligation, under the terms of the Merger Agreement, to pay the expenses of WHC incurred in connection with the merger. In connection with the termination of the WHC Merger, HLTH and WHC amended the Tax Sharing Agreement between them and HLTH assigned to WHC the Amended and Restated Data License Agreement, dated as of February 8, 2008, among HLTH, EBSCo and certain affiliated companies.

2008 Tender Offer.  Following the termination of the WHC Merger, our Board of Directors determined that repurchasing our Common Stock through a tender offer would be an efficient means to provide value to our stockholders. In deciding to make the offer, our Board of Directors considered that, following the termination of the WHC Merger, some holders of HLTH Common Stock might wish to have the opportunity to sell some or all of their holdings for cash. On October 27, 2008, we commenced a tender offer to purchase up to 80,000,000 shares of our common stock at a price of $8.80 per share. In this MD&A, we refer to this

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tender offer as the 2008 Tender Offer. The 2008 Tender Offer represented an opportunity for HLTH to return capital to stockholders who elected to tender their shares of HLTH Common Stock, while stockholders who chose not to participate in the 2008 Tender Offer automatically increased their relative percentage interest in our company at no additional cost to them. Prior to the closing of the 2008 Tender Offer, we exercised our right to purchase an additional 2% of our outstanding shares without extending the tender offer. On November 25, 2008, the 2008 Tender Offer was completed and, as a result, we repurchased 83,699,922 shares of our Common Stock at a price of $8.80 per share. The total cost of the 2008 Tender Offer was $737,324, which includes $765 of costs directly attributable to the purchase.

2006 Tender Offer.  Following the announcement of the definitive agreement for the 2006 EBS Sale, our Board determined that investing in repurchasing our Common Stock would be an attractive use of the proceeds of the 2006 EBS Sale and an efficient means to provide value to our stockholders. October 20, 2006, we commenced a tender offer to purchase shares of our Common Stock, which tender offer was completed on December 4, 2006. In this MD&A, we refer to this tender offer as the 2006 Tender Offer. The 2006 Tender Offer represented an opportunity for HLTH to return capital to our stockholders who elected to tender their shares of HLTH Common Stock, while stockholders who chose not to participate in the 2006 Tender Offer automatically increased their relative percentage interest in our company at no additional cost to them. In the 2006 Tender Offer, the Company repurchased 129,234,164 shares of its common stock at a price of $12.00 per share. The total cost of the 2006 Tender Offer was $1,552,120, which includes $1,309 of costs directly attributable to the purchase.

Impairment of Auction Rate Securities; Non-Recourse Credit Facilities.  We hold investments in auction rate securities (which we refer to as ARS) backed by student loans, which are 97% guaranteed under the Federal Family Education Loan Program (FFELP), and all had credit ratings of AAA or Aaa when purchased. Historically, the fair value of our ARS holdings approximated face value due to the frequent auction periods, generally every 7 to 28 days, which provided liquidity to these investments. However, since February 2008, all auctions involving these securities have failed. As a secondary market has yet to develop, these investments have been reclassified to long-term investments as of December 31, 2008. The result of a failed auction is that these ARS holdings will continue to pay interest in accordance with their terms at each respective auction date; however, liquidity of the securities will be limited until there is a successful auction, the issuer redeems the securities, the securities mature or until such time as other markets for these ARS holdings develop. During the three months ended March 31, 2008, we concluded that the estimated fair value of the ARS holdings no longer approximated the face value due to the lack of liquidity.

As of March 31, 2008, we concluded the fair value of our ARS holdings was $302,842, of which $141,044 related to WHC, compared to a face value of $362,950, of which $168,450 related to WHC. The impairment in value, or $60,108, of which $27,406 related to WHC, was considered to be other-than-temporary and, accordingly, was recorded as an impairment charge within our operating results during the three months ended March 31, 2008. During 2008, we received $8,700, of which $4,400 relates to WHC, associated with the partial redemption of certain of our ARS holdings which represented 100% of their face value. As a result, as of December 31, 2008, the total face value of our ARS holdings was $355,000, of which $164,800 related to WHC, compared to a fair value of $286,552, of which $133,563 related to WHC. Subsequent to March 31, 2008, through December 31, 2008, we further reduced the carrying value of our ARS holdings by $9,407, of which $4,277 relates to WHC. Since this reduction in value resulted from fluctuations in interest rate assumptions, we assessed this reduction to be temporary in nature, and accordingly, this amount has been recorded as an unrealized loss in our consolidated financial statements. We continue to monitor the market for ARS as well as the individual ARS holdings we own. We may be required to record additional losses in future periods if the fair value of our ARS holdings deteriorates further.

HLTH and WHC have each entered into a non-recourse credit facility (which we refer to as the Credit Facilities) with Citigroup that is secured by their respective ARS holdings (including, in some circumstances, interest payable on the ARS holdings), that will allow HLTH and WHC to borrow up to 75% of the face amount of the ARS holdings pledged as collateral under the respective Credit Facilities. The Credit Facilities are each governed by a loan agreement, dated as of May 6, 2008, containing customary representations and

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warranties of the borrower and certain affirmative covenants and negative covenants relating to the pledged collateral. Under each of the loan agreements, the borrower and the lender may, in certain circumstances, cause the pledged collateral to be sold, with the proceeds of any such sale required to be applied in full immediately to repayment of amounts borrowed.

The interest rate applicable to such borrowings is one-month LIBOR plus 250 basis points. Any borrowings outstanding under the respective Credit Facilities after March 2009 become demand loans, subject to 60 days notice, with recourse only to the pledged collateral. No borrowings have been made under either of the Credit Facilities to date. HLTH and WHC can each make borrowings under their respective Credit Facilities until May 2009.

Directors & Officers Liability Insurance Coverage Litigation.  On July 23, 2007, we commenced litigation (which we refer to as the Coverage Litigation) in the Court of Chancery of the State of Delaware in and for New Castle County against ten insurance companies in which we are seeking to compel the defendant companies (which we refer to collectively as the Defendants) to honor their obligations under certain directors and officers liability insurance policies (which we refer to as the Policies). We are seeking an order requiring the Defendants to advance and/or reimburse expenses that we have incurred and expect to continue to incur for the advancement of the reasonable defense costs of initially ten, and now eight, former officers and directors of our former EPS subsidiary who were indicted in connection with the previously disclosed investigation by the United States Attorney for the District of South Carolina (which we refer to as the Investigation) described in Note 14, “Commitments and Contingencies” located in the Notes to the Consolidated Financial Statements in Exhibit 99.3. We subsequently have settled with two of the insurance companies during January 2008, through which we received an aggregate amount of $14,625.

Pursuant to a stipulation among the parties, the Coverage Litigation was transferred on September 13, 2007 to the Superior Court of the State of Delaware in and for New Castle County. The Policies were issued to our company and to EPS, our former subsidiary, which is our co-plaintiff in the Coverage Litigation (which we refer to collectively as the Plaintiffs). EPS was sold in September 2006 to Sage Software and has changed its name to Sage Software Healthcare, Inc. (which we refer to as SSHI). In connection with our sale of EPS to Sage Software, we retained certain obligations relating to the Investigation and agreed to indemnify Sage Software and SSHI with respect to certain expenses in connection with the Investigation. We retained the right to assert claims and recover proceeds under the Policies on behalf of SSHI.

Prior to the filing of the Second Amended Complaint which is discussed below, the Policies at issue in the Coverage Litigation consisted of two separate groups of insurance policies. Each group of policies consists of several layers of coverage, with different insurers having agreed to provide specified amounts of coverage at various levels. The first group of policies was issued to EPS in the amount of $20,000 (which we refer to as the EPS Policies) and the second group of policies was issued to Synetic, Inc. (the former parent of EPS, which merged into HLTH) in the amount of $100,000, of which approximately $3,600 was paid by the primary carrier with respect to another unrelated matter (which we refer to as the Synetic Policies). As of December 31, 2008, $61,351 has been paid by insurance companies representing the EPS Policies and the Synetic Policies through a combination of payment under the terms of the Policies, payment under reservation of rights and settlement. Of this amount, $30,312 has been reimbursed by the insurance companies subsequent to the Court’s order on July 31, 2008 (described in more detail below). As a result of these payments, we have exhausted our coverage under the EPS Policies and have remaining coverage under the Synetic Policies of approximately $50,000.

The carrier with the third level of coverage in the Synetic Policies filed a motion for summary judgment in the Coverage Litigation, which most of the carriers who have issued the Synetic policies joined, which sought summary judgment that any liability to pay defense costs should be allocated among the three sets of policies available to our company (including the policies with respect to which the Coverage Litigation relates and a third set of policies the issuers of which had not yet been named by our company) such that the Synetic Policies would only be liable to pay about $23,000 of the $96,400 total coverage available under such policies. We filed our opposition to the motion together with our motion for summary judgment against such

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carrier and several other carriers who have issued the Synetic Policies seeking to require such carriers to advance payment of the defense costs that we are obligated to pay while the Coverage Litigation is pending. On July 31, 2008 the Superior Court for the State of Delaware denied the motion filed by the carriers seeking allocation and granted HLTH’s motion for partial summary judgment to enforce the duty of such carriers to advance and reimburse these costs. Pursuant to the Court’s order the issuers of the Synetic Policies have been reimbursing us for our costs. Unless the carriers ultimately prevail in the Coverage Litigation or obtain an interim ruling from the court to the contrary, we expect to collect from the remaining carriers under the Synetic Policies who are subject to the Court’s order the costs that it is obligated to pay subject to the limits of each carrier’s policy. Our insurance policies provide that under certain circumstances, amounts advanced by the insurance companies in connection with the defense costs of the indicted individuals, may have to be repaid by us, although the $14,625 that we have received in settlement from certain carriers is not subject to being repaid. We have obtained an undertaking from each indicted individual pursuant to which, under certain circumstances, such individual has agreed to repay defense costs advanced on such individual’s behalf.

On November 17, 2008, we filed a Second Amended Complaint which added four new insurance companies as defendants in the Coverage Action. These carriers are the issuers of a third set of policies (which we refer to as Emdeon Policies) that provide coverage with respect to our indemnification obligations to the former officers and directors of our former EPS subsidiary who were indicted in connection with the Investigation described in Note 14, “Commitments and Contingencies” located in the Notes to the Consolidated Financial Statements in Annex B-1 above. Additionally, the Second Amended Complaint would add back as a defendant in the Coverage Action the issuer of one of the EPS Policies with whom we settled who is also the issuer of the eighth level of coverage under the Synetic Policies. At the time of that settlement we dismissed the eighth level carrier without prejudice with respect to that Synetic Policy and based upon the current estimate of the anticipated costs of its indemnification obligations we have determined that it is necessary to add back the carrier with respect to the Synetic Policy. Although we believe that such eighth level carrier and the ninth level carrier are situated similarly to the other Synetic Policies, the eighth and ninth level carriers indicated on September 9, 2008 and February 4, 2009, respectively, the position that they were not bound by the Court’s July 31, 2008 order regarding the duty of the Synetic carriers to advance and reimburse defense costs. This resulted in us including the eighth and ninth level carriers in the Motion for Leave to File a Second Amended Complaint and making a motion to the Court to require such eighth and ninth level carriers to advance and reimburse defense costs, described above.

Notwithstanding the fact that we have prevailed in the summary judgment motions described above, there can be no assurance that we will ultimately prevail in the Coverage Litigation or that the Defendants will be required to provide funding on an interim basis pending the resolution of the Coverage Litigation. We intend to continue to satisfy our legal obligations to the indicted individuals with respect to advancement of amounts for their defense costs.

Indemnification Obligations to Former Officers and Directors of EPS.  We have certain indemnity obligations to advance amounts for reasonable defense costs for initially ten, and now eight, former officers and directors of EPS, who were indicted in connection with the Investigation. In connection with the sale of EPS, we agreed to indemnify Sage Software relating to these indemnity obligations. During 2007, based on information available at that time, we determined a reasonable estimate of the range of probable costs with respect to its indemnification obligation and accordingly, recorded an aggregate pre-tax charge of $73,347, which represented our estimate of the low end of the probable range of costs related to this matter. We have reserved the low end of the probable range of costs because no estimate within the range was a better estimate than any other amount. That estimate included assumptions as to the duration of the trial and pre-trial periods, and the defense costs to be incurred during these periods. During the quarter ended June 30, 2008 and again during the quarter ended December 31, 2008, we updated the estimated range of our indemnification obligation based on new information received during those periods, and as a result, recorded additional pre-tax charges of $16,980 and $12,098, respectively, each of which reflected the increases in the low end of the probable range of costs related to this matter. The probable range of future costs with respect to this matter is estimated to be approximately $47,500 to $67,500, as of December 31, 2008 which includes costs that have

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been incurred prior to, but were not yet paid, as of December 31, 2008. The ultimate outcome of this matter is still uncertain, and the estimate of future costs includes assumptions as to the duration of the trial and the defense costs to be incurred during the remainder of the pre-trial period and during the trial period. Accordingly, the amount of cost we may ultimately incur could be substantially more than the reserve we have currently provided. If the recorded reserves are insufficient to cover the ultimate cost of this matter, we will need to record additional charges to our results of operations in future periods. The accrual related to this obligation was $47,550 and $55,563 as of December 31, 2008 and 2007, respectively.

Acquisitions and Dispositions

Investment.  On November 19, 2008, WHC acquired Series D preferred stock in a privately held company. The total investment was approximately $6,471, which includes approximately $470 of acquisition costs.

Acquisitions.  During 2006, WHC acquired four companies: eMedicine.com, Inc. (which we refer to as eMedicine), Summex Corporation (which we refer to as Summex), Medsite, Inc. (which we refer to as Medsite) and Subimo LLC (which we refer to as Subimo). These acquisitions, which we refer to collectively as the 2006 WHC Acquisitions, are described as follows:

•	On December 15, 2006, WHC acquired Subimo, a privately held provider of healthcare decision-support applications to large employers, health plans and financial institutions, from Subimo’s security holders (referred to below as the Subimo Sellers). The initial purchase consideration for Subimo was valued at approximately $59,320, comprised of $32,820 in cash, net of cash acquired, $26,000 of WHC Class A Common Stock and $500 of acquisition costs. Pursuant to the terms of the purchase agreement for Subimo, as amended (referred to below as the Subimo Purchase Agreement), WHC deferred the issuance of 640,930 shares of WHC Class A Common Stock included in the purchase consideration (which we refer to as the Deferred Shares) to December 3, 2008. The Deferred Shares were repurchased from the Subimo Sellers immediately following their issuance at a purchase price of $20.00 per share, the closing market price of WHC Class A Common Stock on The Nasdaq Global Select Market on December 3, 2008. Since the Deferred Shares had a market value that was less than $24.34 per share when issued, WHC was required, under the Subimo Purchase Agreement, to pay additional cash consideration to the Subimo Sellers at the time of the issuance of the Deferred Shares in an amount equal to the aggregate shortfall, which was $2,782. The results of operations of Subimo have been included in our financial statements from December 15, 2006, the closing date of the acquisition, and are included in the WebMD segment.

•	On September 11, 2006, WHC acquired the interactive medical education, promotion and physician recruitment businesses of Medsite. The total purchase consideration for Medsite was approximately $31,467, comprised of $30,682 in cash, net of cash acquired, and $785 of acquisition costs. The results of operations of Medsite have been included in our financial statements from September 11, 2006, the closing date of the acquisition, and are included in the WebMD segment.

•	On June 13, 2006, WHC acquired Summex, a provider of health and wellness programs that include online and offline health risk assessments, lifestyle education and personalized telephonic health coaching. The total purchase consideration for Summex was approximately $30,043, comprised of $29,543 in cash, net of cash acquired, and $500 of acquisition costs. The results of operations of Summex have been included in our financial statements from June 13, 2006, the closing date of the acquisition, and are included in the WebMD segment.

•	On January 17, 2006, WHC acquired eMedicine, a privately held online publisher of medical reference information for physicians and other healthcare professionals. The total purchase consideration for eMedicine was approximately $25,195, comprised of $24,495 in cash, net of cash acquired, and $700 of acquisition costs. The results of operations of eMedicine have been included in our financial statements from January 17, 2006, the closing date of the acquisition, and are included in the WebMD segment.

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In addition, on July 18, 2006, through our EBS segment, we acquired IPN, a privately held provider of healthcare electronic data interchange services. The total purchase consideration for IPN was approximately $3,907, comprised of $3,799 in cash, net of cash acquired, and $108 of acquisition costs. In addition, we agreed to pay up to an additional $3,000 in cash over a two-year period beginning in August 2007 if certain financial milestones were achieved. The IPN business is part of the EBS businesses that we sold on November 16, 2006. Accordingly, the results of operations of IPN have been included in our financial statements, specifically within our EBS segment, from July 18, 2006, the closing date of the acquisition, through November 16, 2006, the closing date of the 2006 EBS Sale. The obligation to pay up to $3,000 in earn out payments was transferred in connection with the 2006 EBS Sale.

Dispositions.  During the years 2006 through 2008, we engaged in the following disposition transactions:

•	EPS Sale. On September 14, 2006, we completed the sale of EPS to Sage Software. We received cash proceeds of $556,324 (including amounts released from escrow in 2008 and 2007), net of professional fees and other expenses associated with the EPS Sale. In connection with the EPS Sale, we recognized a gain of $353,158, net of tax of $33,037, which is included in consolidated income (loss) from discontinued operations in our operating results during 2006. In connection with the EPS Sale, we entered into a transition services agreement with EPS whereby we provided EPS with certain administrative services, including payroll, accounting, purchasing and procurement, tax and human resource services, as well as IT support. The transition services agreement terminated on December 31, 2007 and the fees charged to EPS during 2007 and the period from September 15, 2006 to December 31, 2006 was $3,894 and $2,099, respectively.

•	2006 EBS Sale. On November 16, 2006, we completed the sale of a 52% interest in EBS to an affiliate of GA. The 2006 EBS Sale was structured so that HLTH and GA each own interests in EBSCo, a limited liability company owning the entities comprising EBS. We received gross cash proceeds of approximately $1,209,000 at closing, and received $11,099 subsequent to December 31, 2006 in connection with a working capital adjustment. In connection with the 2006 EBS Sale, we recognized a gain of $352,297, which considers approximately $16,103 of professional fees and other expenses associated with the 2006 EBS Sale. During 2007, we recognized a gain of $399 which relates to the finalization of the working capital adjustment. In connection with the 2006 EBS Sale, we entered into a transition services agreement whereby we provided EBSCo with certain administrative services, including payroll, accounting, tax, treasury, contract and litigation support, real estate vendor management and human resource services, as well as IT support. Additionally, EBSCo provided certain administrative services to us, including telecommunication infrastructure and management services, data center support, purchasing and procurement and certain other services. Some of the services provided by EBSCo to HLTH were, in turn, used to fulfill HLTH’s obligation to provide transition services to EPS. The fees charged to EBSCo were $162, $3,009 and $610 during 2008, 2007 and 2006 is net of the amount charged to our company of $109, $1,070 and $185, respectively.

•	Sale of ACP Medicine and ACS Surgery. As of December 31, 2007, through WHC, we entered into an Asset Sale Agreement and completed the sale of certain assets and certain liabilities of WebMD’s medical reference publications business, including the publications ACP Medicine and ACS Surgery: Principles and Practice. The assets and liabilities sold are referred to below as the ACS/ACP Business. ACP Medicine and ACS Surgery are official publications of the American College of Physicians and the American College of Surgeons, respectively. We will receive net cash proceeds of $2,575, consisting of $1,925 received during 2008 and the remaining $650 to be received during 2009. We incurred approximately $750 of professional fees and other expenses associated with the sale of the ACS/ACP Business. In connection with the sale, we recognized a pre-tax loss of $234 and a pre-tax gain of $3,394 in 2008 and 2007. The decision to divest the ACS/ACP Business was made because management determined that it was not a good fit with WebMD’s core business.

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•	2008 EBSCo Sale. On February 8, 2008, we entered into a Securities Purchase Agreement and simultaneously completed the sale of our 48% noncontrolling ownership interest in EBSCo for $574,617 in cash, net of professional fees and other expenses, to an affiliate of GA and affiliates of Hellman & Friedman, LLC. In connection with the 2008 EBSCo Sale, we recognized a pre-tax gain of $538,024.

•	ViPS Sale. On July 22, 2008, we completed the sale of our ViPS segment to an affiliate of General Dynamics Corporation. We received cash proceeds of $223,175, net of the working capital adjustment, professional fees and other expenses associated with the ViPS Sale. During 2008, we incurred approximately $1,472 of professional and other expenses and recognized a pre-tax gain of $96,969. In connection with the ViPS Sale, we entered into a transition services agreement with ViPS whereby we will provide ViPS with certain administrative services. The fee charged to ViPS for the year ended December 31, 2008 was $282.

Seasonality

The timing of our revenue is affected by seasonal factors. Revenue within our public portals is seasonal, primarily due to the annual budget approval process of our clients. This portion of our revenue is usually the lowest in the first quarter of each calendar year, and increases during each consecutive quarter throughout the year. Additionally, our private portals revenue is historically higher in the second half of the year as new customers are typically added during this period in conjunction with their annual open enrollment periods for employee benefits. The timing of revenue in relation to the expenses of the WebMD segment, much of which do not vary directly with revenue, has an impact on cost of operations, sales and marketing and general and administrative expenses as a percentage of revenue in each calendar quarter.

Critical Accounting Estimates and Policies

Critical Accounting Estimates

Our discussion and analysis of HLTH’s financial condition and results of operations are based upon our Consolidated Financial Statements and Notes to Consolidated Financial Statements, which were prepared in conformity with U.S. generally accepted accounting principles. The preparation of the Consolidated Financial Statements requires us to make certain estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. We base our estimates on historical experience, current business factors, and various other assumptions that we believe are necessary to consider in order to form a basis for making judgments about the carrying values of assets and liabilities, the recorded amounts of revenue and expenses, and disclosure of contingent assets and liabilities. We are subject to uncertainties such as the impact of future events, economic, environmental and political factors, and changes in our business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in preparation of our financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to our Consolidated Financial Statements.

We evaluate our estimates on an ongoing basis, including those related to revenue recognition, investments in auction rate securities, income taxes and tax contingencies, collectibility of customer receivables, long-lived assets including goodwill and other intangible assets, software and Web site development costs, prepaid advertising services, certain accrued expenses, contingencies, litigation and related legal accruals and the value attributed to employee stock options and other stock-based awards.

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Critical Accounting Policies

We believe the following reflects our critical accounting policies and our more significant judgments and estimates used in the preparation of our Consolidated Financial Statements:

•	Revenue. Our revenue recognition policies are as follows:

WebMD.  Revenue from advertising is recognized as advertisements are delivered or as publications are distributed. Revenue from sponsorship arrangements, content syndication and distribution arrangements, and licenses of healthcare management tools and private portals as well as related health coaching services are recognized ratably over the term of the applicable agreement. Revenue from the sponsorship of CME is recognized over the period WebMD substantially completes its contractual deliverables as determined by the applicable agreements. When contractual arrangements contain multiple elements, revenue is allocated to each element based on its relative fair value determined using prices charged when elements are sold separately. In certain instances where fair value does not exist for all the elements, the amount of revenue allocated to the delivered elements equals the total consideration less the fair value of the undelivered elements. In instances where fair value does not exist for the undelivered elements, revenue is recognized when the last element is delivered.

Emdeon Business Services.  Through the date of the 2006 EBS Sale on November 16, 2006, healthcare payers and providers paid us fees for transaction services, generally on either a per transaction basis or, in the case of some providers, on a monthly fixed fee basis. Healthcare payers and providers also paid us fees for document conversion, patient statement and paid-claims communication services, typically on a per document, per statement or per communication basis. EBS generally charged a one-time implementation fee to healthcare payers and providers at the inception of a contract, in connection with their related setup to submit and receive medical claims and other related transactions through EBS’s clearinghouse network. Revenue for transaction services, patient statement services and paid-claims communication services was recognized as the services were provided. The implementation fees were deferred and amortized to revenue on a straight line basis over the contract period of the related transaction processing services, which generally varied from one to three years.

•	Long-Lived Assets. Our long-lived assets consist of property and equipment, goodwill and other intangible assets. Goodwill and other intangible assets arise from the acquisitions we have made. The amount assigned to intangible assets is subjective and based on our estimates of the future benefit of the intangible assets using accepted valuation techniques, such as discounted cash flow and replacement cost models. Our long-lived assets, excluding goodwill and indefinite lived intangible assets, are amortized over their estimated useful lives, which we determine based on the consideration of several factors including the period of time the asset is expected to remain in service. We evaluate the carrying value and remaining useful lives of long-lived assets, excluding goodwill and indefinite lived intangible assets, whenever indicators of impairment are present. We evaluate the carrying value of goodwill and indefinite lived intangible assets annually, or whenever indicators of impairment are present. We use a discounted cash flow approach to determine the fair value of goodwill and indefinite lived intangible assets. Long-lived assets held for sale are reported at the lower of cost or fair value less cost to sell. There was no impairment of goodwill or indefinite lived intangible assets noted as a result of our impairment testing in 2008.

•	Fair Value of Investments. We hold investments in ARS which are backed by student loans, which are 97% guaranteed under the Federal Family Education Loan Program (FFELP), and which had credit ratings of AAA or Aaa when purchased. Historically, the fair value of our ARS investments approximated face value due to the frequent auction periods, generally every 7 to 28 days, which provided liquidity to these investments. However, since February 2008, all auctions involving these securities have failed. As a secondary market has yet to develop, these investments have been reclassified to long-term investments as of December 31, 2008. The result of a failed auction is that these ARS will continue to pay interest in accordance with their terms at each respective auction date; however, liquidity of the securities will be limited until there is a successful auction, the issuer redeems

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the securities, the securities mature or until such time as other markets for these ARS develop. We cannot be certain regarding the amount of time it will take for an auction market or other markets to develop. Accordingly, during the three months ended March 31, 2008, we concluded that the estimated fair value of the ARS no longer approximated the face value due to the lack of liquidity and accordingly, we recorded an other-than-temporary impairment as of March 31, 2008.

As of and subsequent to March 31, 2008, we estimated the fair value of our ARS holdings using an income approach valuation technique. Using this approach, expected future cash flows are calculated over the expected life of each security and are discounted to a single present value using a market required rate of return. Some of the more significant assumptions made in the present value calculations include (i) the estimated weighted average lives for the loan portfolios underlying each individual ARS, which range from 4 to 13 years and (ii) the required rates of return used to discount the estimated future cash flows over the estimated life of each security, which considered both the credit quality for each individual ARS and the market liquidity for these investments.

Our ARS have been classified as Level 3 assets in accordance with Statement of Financial Accounting Standards (which we refer to as SFAS) No. 157, “Fair Value Measurements,” as their valuation requires substantial judgment and estimation of factors that are not currently observable in the market due to the lack of trading in the securities. If different assumptions were used for the various inputs to the valuation approach including, but not limited to, assumptions involving the estimated lives of the ARS investments, the estimated cash flows over those estimated lives, and the estimated discount rates applied to those cash flows, the estimated fair value of these investments could be significantly higher or lower than the fair value we determined. We continue to monitor the market for ARS as well as the individual ARS investments we own. We may be required to record additional losses in future periods if the fair value of our ARS deteriorate further.

•	Sale of Subsidiary Stock. Our WHC subsidiary issues its Class A Common Stock in various transactions, which results in a dilution of our percentage ownership in WHC. We account for the sale of WHC Class A Common Stock in accordance with SFAS 160. The difference between the carrying amount of our investment in WHC before and after the issuance of WHC Class A Common Stock is considered an equity transaction and is reflected as a component of our equity. During 2008 and 2007, WHC issued Class A Common Stock for the following transactions, which resulted in our ownership in WHC decreased to 83.6% as of December 31, 2008 from 84.1% as of December 31, 2007:

—	Compensation Related. During 2008, 2007 and 2006, WHC stock options were exercised and restricted stock awards were released in accordance with WHC’s 2005 Long-Term Incentive Plan and WHC issued WHC Class A Common Stock to its Board of Directors as payment for their services. The issuance of these shares resulted in aggregate increases to additional paid-in capital of $3,688, $14,364 and $5,152 in 2008, 2007 and 2006.

—	Acquisition of Subimo. During 2006, we recorded an increase to additional paid-in capital of $11,627, in connection with the committed future issuance of 394,422 shares of WHC Class A Common Stock in connection with the acquisition of Subimo. In December 2008, WHC issued an additional 246,508 shares of WHC Class A Common Stock to the Subimo shareholders. We did not recognize an increase to additional paid-in capital related to the issuance of these shares, as they were subsequently repurchased in a related transaction.

•	Stock-Based Compensation. On January 1, 2006, we adopted SFAS No. 123, “(Revised 2004): Share-Based Payment” (which we refer to as SFAS 123R), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (which we refer to as SFAS 123) and supersedes Accounting Principles Board (which we refer to as APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (which we refer to as APB 25). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense over the service period (generally the vesting period) in the Consolidated Financial Statements based on their fair values. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option

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pricing model. The assumptions used in this model are expected dividend yield, expected volatility, risk-free interest rate and expected term. We elected to use the modified prospective transition method. Under the modified prospective transition method, awards that were granted or modified on or after January 1, 2006 are measured and accounted for in accordance with SFAS 123R. Unvested stock options and restricted stock awards that were granted prior to January 1, 2006 will continue to be accounted for in accordance with SFAS 123, using the same grant date fair value and same expense attribution method used under SFAS 123, except that all awards are recognized in the results of operations over the remaining vesting periods. The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized for all stock-based compensation beginning January 1, 2006. As of December 31, 2008, approximately $20,923 and $77,543 of unrecognized stock-based compensation expense related to unvested awards (net of estimated forfeitures) is expected to be recognized over a weighted-average period of approximately 2.3 years and 3.5 years, related to the HLTH and WHC stock-based compensation plans, respectively.

•	Deferred Taxes. Our deferred tax assets are comprised primarily of net operating loss carryforwards. These net operating loss carryforwards may be used to offset taxable income in future periods, reducing the amount of taxes we might otherwise be required to pay. A significant portion of our deferred tax assets are reserved for by a valuation allowance. In determining the need for a valuation allowance, management determined the probability of realizing deferred tax assets, taking into consideration factors including historical operating results, expectations of future earnings and taxable income. Management will continue to evaluate the need for a valuation allowance, and in the future, should management determine that realization of the net deferred tax asset is more likely than not, some or all of the remaining valuation allowance will be reversed, and our effective tax rate may be reduced by such reversal.

•	Tax Contingencies. Our tax contingencies are recorded to address potential exposures involving tax positions we have taken that could be challenged by tax authorities. These potential exposures result from applications of various statutes, rules, regulations and interpretations. Our estimates of tax contingencies reflect assumptions and judgments about potential actions by taxing jurisdictions. We believe that these assumptions and judgments are reasonable; however, our accruals may change in the future due to new developments in each matter and the ultimate resolution of these matters may be greater or less than the amount that we have accrued. Consistent with our historical financial reporting, we have elected to reflect interest and penalties related to uncertain tax positions as part of the income tax provision.

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Results of Operations

The following table sets forth our consolidated statements of operations data and expresses that data as a percentage of revenue for the periods presented (amounts in thousands):

	Years Ended December 31,
	2008		2007		2006
	$	%	$	%	$	%

Revenue	$373,462	100.0	$319,232	100.0	$899,585	100.0

Cost of operations	135,138	36.2	114,000	35.7	542,723	60.3
Sales and marketing	106,080	28.4	91,035	28.5	116,258	12.9
General and administrative	88,053	23.6	102,661	32.2	130,056	14.6
Depreciation and amortization	28,410	7.6	27,808	8.7	44,073	4.9
Interest income	35,300	9.5	42,035	13.2	32,339	3.6
Interest expense	26,428	7.1	25,887	8.1	25,472	2.8
Gain on sale of EBS Master LLC	538,024	144.1	—	—	—	—
Impairment of auction rate securities	60,108	16.1	—	—	—	—
Restructuring	7,416	2.0	—	—	—	—
Gain on 2006 EBS Sale	—	—	399	0.1	352,297	39.2
Other (expense) income, net	(5,949)	(1.6)	3,406	1.1	(4,252)	(0.5)

Income from continuing operations before income tax provision (benefit)	489,204	131.0	3,681	1.2	421,387	46.8
Income tax provision (benefit)	26,638	7.2	(9,053)	(2.8)	50,033	5.5
Equity in earnings of EBS Master LLC	4,007	1.1	28,566	8.9	763	0.1

Consolidated income from continuing operations	466,573	124.9	41,300	12.9	372,117	41.4
Consolidated income (loss) from discontinued operations, net of tax	94,682	25.4	(18,048)	(5.6)	393,527	43.7

Consolidated net income inclusive of noncontrolling interest	561,255	150.3	23,252	7.3	765,644	85.1
Income attributable to noncontrolling interest	(1,032)	(0.3)	(10,667)	(3.4)	(405)	0.0

Net income attributable to HLTH stockholders	$560,223	150.0	$12,585	3.9	$765,239	85.1

Revenue is currently derived from the WebMD segment and was derived from our EBS segment through the date of the 2006 EBS Sale on November 16, 2006. Revenue from WebMD’s public portals is derived from online advertising, sponsorship (including online CME services), e-detailing promotion and physician recruitment services, content syndication and distribution, and other print services including advertisements in WebMD the Magazine. As a result of the acquisition of the assets of Conceptis, WebMD also generated revenue from in-person CME programs from December 2005 through December 31, 2006. As of December 31, 2006, WebMD no longer offers these services. Revenue from WebMD’s private portals is derived from licenses of our private online portals to employers, healthcare payers and others, along with related services including lifestyle education and personalized telephonic coaching. Included in WebMD’s public portals revenue is revenue related to WebMD’s agreement with AOL. WebMD and AOL shared revenue from advertising, commerce and programming on the health channels of certain AOL online sites and on a cobranded service WebMD created for AOL. Under the terms of the agreement which expired on May 1, 2007, WebMD’s revenue share was subject to a minimum annual guarantee. Included in our results of operations, in 2007 and 2006 is revenue of $2,658 and $8,312, respectively, which represents sales to third parties of advertising and sponsorship on the AOL health channels, primarily sold through WebMD’s sales team. Also included in revenue in 2007 and 2006 is $1,515 and $5,125, respectively, related to the guarantee discussed above. The WebMD customers include pharmaceutical, biotechnology, medical device and consumer products companies, as well as employers and health plans. EBS, which was a segment through November 16, 2006, the date of the 2006 EBS Sale, provided solutions that automate key business and administrative functions for healthcare payers and providers, including: electronic patient eligibility and benefit verification; electronic and paper claims processing; electronic and paper paid-claims communication services; and patient billing, payment and communications services. EBS also provided clinical communications services that

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enable physicians to manage laboratory orders and results, hospital reports and electronic prescriptions. A significant portion of EBS revenue was generated from the country’s largest national and regional healthcare payers.

Cost of operations consists of costs related to services and products we provide to customers and costs associated with the operation and maintenance of our public and private portals. These costs relate to editorial and production, Web site operations, non-capitalized Web site development costs, costs associated with our lifestyle education and personalized telephonic coaching services, and costs related to the production and distribution of our publications. These costs consist of expenses related to salaries and related expenses, non-cash stock-based compensation, creating and licensing content, telecommunications, leased properties and printing and distribution. Prior to the 2006 EBS Sale on November 16, 2006, cost of operations also related to EBS’ products and services including the cost of postage related to EBS’ automated print-and-mail services and paid-claims communication services, as well as sales commissions paid to certain distributors of EBS’ products.

Sales and marketing expense consists primarily of advertising, product and brand promotion, salaries and related expenses, and non-cash stock-based compensation. These expenses include items related to salaries and related expenses of account executives, account management and marketing personnel, costs and expenses for marketing programs, and fees for professional marketing and advertising services. Also included in sales and marketing expense are the non-cash advertising expenses discussed below.

General and administrative expense consists primarily of salaries, non-cash stock-based compensation and other salary-related expenses of administrative, finance, legal, information technology, human resources and executive personnel. These expenses include costs of general insurance and costs of accounting and internal control systems to support our operations.

Our discussions throughout MD&A make references to certain non-cash expenses. The following is a summary of our principal non-cash expenses:

•	Non-cash advertising expense. Expense related to the use of WebMD’s prepaid advertising inventory that WebMD received from News Corporation in exchange for equity instruments we issued in connection with an agreement we entered into with News Corporation in 1999 and subsequently amended in 2000. This non-cash advertising expense is included in sales and marketing expense as WebMD uses the asset for promotion of WebMD’s brand.

•	Non-cash stock-based compensation expense. Expense related to the awards of all share-based payments to employees and non-employee directors, including grants of employee stock options. Non-cash stock-based compensation expense is reflected in the same expense captions as the related salary cost of the respective employee.

The following table is a summary of our non-cash expenses included in the respective statements of operations captions.

	Years Ended December 31,
	2008	2007	2006

Advertising expense included in:
Sales and marketing	$5,097	$5,264	$7,414

Stock-based compensation expense included in:
Cost of operations	$3,818	$5,027	$11,493
Sales and marketing	3,591	4,868	7,165
General and administrative	17,223	22,441	22,950

Total	$24,632	$32,336	$41,608

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Modification to the Classification of Results

The following discussion of our operating results, for all periods presented, present LBB and Porex as discontinued operations, as a result of our intentions to sell these businesses. In addition, our operating results present our ViPS segment as discontinued operations for 2008, 2007 and 2006, the ACS/ACP Business as discontinued operations for 2007 and 2006, and our EPS operations as discontinued operations for 2006, as a result of the ViPS Sale that was completed on July 22, 2008, the sale of the ACS/ACP Business which was completed on December 31, 2007 and the sale of the EPS segment which was completed on September 14, 2006, respectively.

In contrast to the discontinued operations presentation for EPS, the ACS/ACP Business, LBB, ViPS and Porex, the 2006 EBS Sale did not result in the accounting for EBS as a discontinued operation, because the 2006 EBS Sale was only a partial sale, through which we retained a 48% ownership interest in EBSCo following the transaction. Accordingly, the historical results of operations for EBS are included in our financial statements from January 1, 2006 through the date of the 2006 EBS Sale on November 16, 2006. Subsequent to the 2006 EBS Sale from November 17, 2006 through the date of the 2008 EBSCo Sale on February 8, 2008, our 48% portion of EBSCo’s income is reflected in the line item “Equity in earnings of EBS Master LLC.” Because of this treatment, our consolidated results of operations for 2006, including the EBS segment results, are presented on a basis that makes them not directly comparable to the results for the full year 2008 and 2007. In the discussion of those consolidated operating results, in addition to noting the effect of the 2006 EBS Sale (which is relatively large as compared to all other differences between the periods), we have provided comparative information on items that reflect trends in our operating results based on their materiality to our consolidated operating results. The results of the WebMD segment were not affected by the 2006 EBS Sale and comparisons with prior periods are not subject to the considerations applicable to EBS and to our consolidated results.

2008 and 2007

The following discussion is a comparison of our results of operations for the year ended December 31, 2008, to the year ended December 31, 2007.

Revenue.  Our total revenue increased 17.0% to $373,462 in 2008 from $319,232 in 2007. The increase was primarily due to higher advertising and sponsorship revenue from WebMD’s public portals. A more detailed discussion regarding changes in revenue is included below under “— Results of Operations by Operating Segment.”

Cost of Operations.  Cost of operations was $135,138 in 2008, compared to $114,000 in 2007. Our cost of operations represented 36.2% of revenue in 2008, compared to 35.7% of revenue in 2007. Included in cost of operations are non-cash expenses related to stock-based compensation of $3,818 in 2008, compared to $5,027 in 2007. The decrease in non-cash stock-based compensation expense for 2008, compared to 2007, resulted primarily from the graded vesting methodology used in determining stock-based compensation expense relating to the stock options and restricted stock awards granted to WebMD employees prior to the adoption of SFAS 123R on January 1, 2006, which includes the options and restricted stock granted at the time of its initial public offering.

Cost of operations, excluding the non-cash stock-based compensation expense discussed above, was $131,320 or 35.2% of revenue, in 2008, compared to $108,973, or 34.1% of revenue in 2007. The increase in absolute dollars in 2008 as compared to 2007 was primarily attributable to an increase of approximately $13,000 in compensation-related costs due to higher staffing levels relating to WebMD’s Web site operations and development, as well as higher staffing levels associated with WebMD’s personalized telephonic coaching services. Additionally, the increase is also related to approximately $6,500 of higher costs associated with creating and licensing content for WebMD’s sponsorship arrangements and WebMD’s Web sites. The increase as a percentage of revenue was due to the higher staffing levels.

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Sales and Marketing.  Sales and marketing expense was $106,080 in 2008, compared to $91,035 in 2007. Our sales and marketing expense represented 28.4% of revenue in 2008, compared to 28.5% in 2007. Included in sales and marketing expense were non-cash expenses related to advertising of $5,097 in 2008, compared to $5,264 in 2007. Also included in sales and marketing expense were non-cash expenses related to stock-based compensation of $3,591 in 2008, compared to $4,868 in 2007. The decrease in non-cash stock-based compensation expense for 2008, compared to 2007, resulted primarily from the graded vesting methodology used in determining stock-based compensation expense relating to stock options and restricted stock awards granted to WebMD employees prior to the adoption of SFAS 123R on January 1, 2006, which includes the options and restricted stock granted at the time of its initial public offering.

Sales and marketing expense, excluding the non-cash expenses discussed above, was $97,392 or 26.1% of revenue, in 2008, compared to $80,903, or 25.3% of revenue in 2007. The increase in absolute dollars, as well the increase as a percentage of revenue, in 2008 compared to 2007 were primarily attributable to an increase of approximately $13,500 in compensation and other personnel-related costs due to increased staffing and sales commissions related to higher revenue.

General and Administrative.  General and administrative expense was $88,053 in 2008, compared to $102,661 in 2007. Our general and administrative expenses represented 23.6% in 2008, compared to 32.2% in 2007. Included in general and administrative expense was non-cash stock-based compensation expense of $17,223 in 2008, compared to $22,441 in 2007. Non-cash stock-based compensation expense was lower in 2008, when compared to 2007, in our WebMD segment by approximately $3,300, resulting primarily from the graded vesting methodology used in determining stock-based compensation expense relating to stock options and restricted stock awards granted to WebMD employees prior to the adoption of SFAS 123R on January 1, 2006, which includes the options and restricted stock granted at the time of its initial public offering, as well as lower non-cash stock-based compensation expense of approximately $1,900 in our Corporate segment.

General and administrative expense, excluding the non-cash stock-based compensation expense discussed above, was $70,830, or 19.0% of revenue in 2008, compared to $80,220, or 25.1% of revenue in 2007. Approximately $10,000 of the decrease in absolute dollars was attributable to lower corporate expenses in 2008, compared to 2007, such as compensation expense for internal personnel, professional fees and facilities related expenses. These lower corporate expenses were achievable due to the reduction in our corporate infrastructure following the sales of EPS and EBS during the latter part of 2006 and the related wind down of our remaining responsibilities under the transition services agreements with those entities. The decrease above was offset by approximately $600 of higher expenses in our WebMD segment in 2008, as compared to 2007.

Depreciation and Amortization.  Depreciation and amortization expense was $28,410, or 7.6% of revenue in 2008, compared to $27,808, or 8.7% of revenue, in 2007. The increase in 2008, as compared to 2007, was primarily due to approximately $4,400 in depreciation expense resulting from WHC’s capital expenditures made in 2008 and 2007, which was partially offset by a decrease in amortization expense of approximately $3,300 resulting from certain WHC intangible assets becoming fully amortized, and lower depreciation expense of approximately $500 in our Corporate segment.

Interest Income.  Interest income was $35,300 in 2008, compared to $42,035 in 2007. This decrease in 2008 primarily resulted from a decrease in the average rates of return for the period, partially offset by higher average investment balances.

Interest Expense.  Interest expense of $26,428 in 2008 was relatively consistent with interest expense of $25,887 in 2007. Interest expense in 2008 and 2007 included $10,926 and $10,210, respectively, related to the amortization of the debt discount for our 3 1/8% Convertible Notes due 2025 (which we refer to as 3 1/8% Notes) and the amortization of the debt issuances costs for both our 1.75% Convertible Subordinated Notes due 2023 (which we refer to as 1.75% Notes) and our 3 1/8% Notes.

Gain on Sale of EBS Master LLC.  The gain on sale of EBS Master LLC of $538,024 represented a pre-tax gain recognized in connection with the 2008 EBSCo Sale on February 8, 2008. See “— Introduction — Acquisitions and Dispositions — Dispositions — 2008 EBSCo Sale” with respect to this matter.

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Impairment of Auction Rate Securities.  Impairment of auction rate securities represents a charge of $60,108 related to an other-than-temporary impairment of the fair value of our ARS investments in 2008. For additional information, see “Introduction — Background Information on Certain Trends and Developments — Impairment of Auction Rate Securities; Non-Recourse Credit Facilities” above.

Restructuring.  As a result of our completion of the integration of previously acquired businesses and efficiencies that we continue to realize from our infrastructure investments of the WebMD segment combined with the continued reduction in shared services performed within our Corporate segment following the divestiture of EPS, EBS and ViPS, we took this opportunity to better align the skill sets of our employees with the needs of our business. We recorded a restructuring charge during 2008 of $7,416. This amount includes (i) $3,575 related to the purchase of insurance for extended coverage during periods when we owned the divested businesses, (ii) $3,391 for severance expenses related to the reduction of our work force and (iii) $450 of costs to consolidate facilities and other exit costs.

Other (Expense) Income, Net.  Other expense, net was $5,949 in 2008, compared to other income, net of $3,406 in 2007. Other (expense) income, net includes (i) $6,941 and $2,527 in 2008 and 2007 of advisory expenses for professional fees, primarily consisting of legal, accounting and financial advisory services related to the terminated merger transaction with WHC, see “— Introduction — Background Information on Certain Trends and Developments — Termination of Proposed Merger with WHC” for more information, (ii) $1,092 and $1,397 in 2008 and 2007 of external legal costs and expenses we incurred related to the investigation by the United States Attorney for the District of South Carolina and the SEC, (iii) $1,749 and $1,497 in 2008 and 2007 related to the reversal of certain sales and use tax contingencies resulting from the expiration of various statutes and (iv) transition services income of $335 and $5,833 in 2008 and 2007 which represents amounts earned from the service fee charged to EBSCo, Sage Software and ViPS, net of services EBSCo provides to us, for services rendered under each of their respective transition services agreements. We provided a significantly higher level of transition services in 2007, compared to 2008, as reflected by the lower fees charged in 2008.

Income Tax Provision (Benefit).  The income tax provision of $26,638 in 2008 and benefit of $9,053 in 2007 includes expense related to federal, state and other jurisdictions. While the majority of the gain on the 2008 EBSCo Sale was offset by net operating loss carryforwards, certain alternative minimum taxes and other state taxes were not offset, resulting in a provision of approximately $20,500. The income tax provision in 2008 excludes a benefit for the impairment of ARS, as it is currently not deductible for tax purposes. Additionally, the income tax benefit in 2007 includes a benefit of $16,327 related to the reversal of a portion of the valuation allowance we maintain on a significant portion of our deferred income taxes.

Consolidated Income (Loss) from Discontinued Operations, Net of Tax.  Consolidated income from discontinued operations, net of tax, was $94,682 in 2008, compared to a loss of $18,048 in 2007. Included in consolidated income (loss) from discontinued operations, net of tax, is a pre-tax gain of $96,969 from the ViPS Sale. In addition, consolidated income (loss) from discontinued operations includes the aggregate pre-tax operating results of our ViPS segment, Porex segment and LBB of $29,369 in 2008 and the aggregate pre-tax operating results of our ViPS segment, Porex segment, LBB and ACS/ACP Business of $31,724 in 2007. Also included in consolidated income (loss) from discontinued operations are pre-tax charges of approximately $29,078 and $73,347 in 2008 and 2007, respectively, related to our indemnity obligations to advance amounts for reasonable defense costs for initially ten and now eight former officers and directors of EPS, who were indicted in connection with the investigation by the United States Attorney for the District of South Carolina and the SEC, which was partially offset in 2007 by $14,625 related to a settlement with two of our insurance companies related to the reimbursement of these defense costs.

Income Attributable to Noncontrolling Interest.  Income attributable to noncontrolling interest of $1,032 in 2008, compared to $10,667 in 2007 represents the noncontrolling stockholders’ proportionate share of net income for WHC. Income attributable to noncontrolling interest fluctuates based on the net income or loss reported by WHC, combined with changes in the percentage ownership of WHC held by the noncontrolling interest shareholders.

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2007 and 2006

The following discussion is a comparison of our results of operations for the year ended December 31, 2007, to the year ended December 31, 2006.

Revenue.  Our revenue decreased 64.5% to $319,232 in 2007 from $899,585 in 2006. Revenue attributable to EBS decreased by $661,090 as a result of the 2006 EBS Sale. Partially offsetting this decrease was higher revenue in our WebMD segment. The WebMD segment accounted for $80,059 of the higher revenue. Excluding the impact of the acquisitions WebMD made in 2006, our total revenue attributable to WebMD increased by approximately $57,000 in 2007 over 2006. A more detailed discussion regarding changes in revenue is included below under “— Results of Operations by Operating Segment.”

Cost of Operations.  Cost of operations was $114,000 in 2007, compared to $542,723 in 2006. Our cost of operations represented 35.7% of revenue in 2007, compared to 60.3% of revenue in 2006. Included in cost of operations are non-cash expenses related to stock-based compensation of $5,027 in 2007, compared to $11,493 in 2006. The decrease in non-cash stock-based compensation expense for 2007 was primarily due to the graded vesting schedule that was used for all stock options and restricted stock awards granted prior to the January 1, 2006 adoption date of SFAS 123R, including the WHC options and restricted stock granted at the time of the initial public offering, as well as approximately $2,600 of non-cash stock-based compensation expense related to EBS employees, which was included in the prior year period.

Cost of operations, excluding the non-cash stock-based compensation expense discussed above, was $108,973 or 34.1% of revenue in 2007, compared to $531,230 or 59.1% of revenue in 2006. The decrease in cost of operations excluding non-cash stock-based compensation expense, as a percentage of revenue and in dollars, was primarily due to the 2006 EBS Sale, which was the reason for approximately $441,200 of the decrease in cost of operations, as EBS services and products had lower gross margins than our WebMD segment. Partially offsetting this impact of the 2006 EBS Sale was higher cost of operations of approximately $18,900 related to the WebMD segment as a result of the growth within that business.

Sales and Marketing.  Sales and marketing expense was $91,035 in 2007, compared to $116,258 in 2006. Our sales and marketing expense represented 28.5% of revenue in 2007, compared to 12.9% of revenue in 2006. Non-cash expense related to advertising was $5,264 in 2007, compared to $7,414 in 2006. This decrease was due to lower utilization of WebMD’s prepaid advertising inventory. Non-cash stock-based compensation was $4,868 in 2007, compared to $7,165 in 2006. The decrease in non-cash stock-based compensation expense in 2007, when compared to 2006, is due to approximately $1,600 related to the 2006 EBS Sale, as well as approximately $700 in lower non-cash stock-based compensation expense for our WebMD segment which primarily related to the graded vesting methodology used in determining stock-based compensation expense related to WebMD’s stock options and restricted stock awards granted at the time of the initial public offering.

Sales and marketing expense, excluding the non-cash expenses discussed above, was $80,903 or 25.3% of revenue in 2007, compared to $101,679 or 11.3% of revenue in 2006. The increase in sales and marketing expense, excluding the non-cash expenses discussed above, as a percentage of revenue, was primarily due to the 2006 EBS Sale, as EBS had lower sales and marketing expense as a percentage of revenue than our WebMD segment. The 2006 EBS Sale was also the primary reason for the decrease in sales and marketing expense, in the amount of approximately $41,300. This decrease was partially offset by approximately $20,500 in higher expenses within our WebMD segment related to an increase in compensation related costs due to increased staffing and sales commissions related to higher revenue and to expenses related to WebMD’s acquisitions of Summex, Medsite and Subimo.

General and Administrative.  General and administrative expense was $102,661 in 2007, compared to $130,056 in 2006. Our general and administrative expense represented 32.2% of revenue in 2007, compared to 14.6% of revenue in 2006. Included in general and administrative expense were non-cash expenses related to stock-based compensation. Non-cash stock-based compensation was $22,441 in 2007, compared to $22,950 in 2006. Non-cash stock-based compensation expense in our WebMD segment was lower in 2007, when

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compared to 2006 by approximately $2,700 as a result of the graded vesting methodology used in determining stock-based compensation expense related to WebMD’s stock options and restricted stock awards granted at the time of the initial public offering. Additionally, our non-cash stock-based compensation expense was lower in 2007, as compared to 2006 by approximately $1,700 as a result of the 2006 EBS Sale. These decreases were offset by approximately $3,900 in our Corporate segment primarily related to additional non-cash stock-based compensation expense related to new equity awards granted during the second half of 2006.

General and administrative expense, excluding the non-cash stock-based compensation expense discussed above, was $80,220 or 25.1% of revenue in 2007, compared to $107,106 or 11.9% of revenue in 2006. The increase in general and administrative expense, excluding the non-cash stock-based compensation expense, as a percentage of revenue, was primarily due to the impact of the 2006 EBS Sale. The 2006 EBS Sale was also the primary reason for the decrease in general and administrative expense in dollars, in the amount of approximately $25,000. Also contributing to the decrease in general and administrative expense were approximately $13,900 of lower shared service costs and other corporate expenses primarily due to the 2006 EBS Sale and EPS Sale. This decrease was partially offset by higher expenses within our WebMD segment of approximately $12,000 primarily related to an increase in compensation related costs and expenses due to increased staffing levels and outside personnel expenses and expenses related to WebMD’s acquisitions of Summex, Medsite and Subimo.

Depreciation and Amortization.  Depreciation and amortization expense was $27,808 or 8.7% of revenue in 2007, compared to $44,073 or 4.9% of revenue in 2006. Depreciation and amortization expense decreased by approximately $25,900 due to the 2006 EBS Sale. Partially offsetting this decrease was the impact of recent acquisitions and capital improvements within our WebMD segment, which resulted in additional depreciation and amortization expense of approximately $9,600 when compared to 2006.

Interest Income.  Interest income increased to $42,035 in 2007, from $32,339 in 2006. The increase was due to higher average investment balances and higher rates of return in 2007, as compared to 2006.

Interest Expense.  Interest expense of $25,887 in 2007 was consistent with interest expense of $25,472 in 2006. Interest expense in 2007 and 2006 included $10,210 and $9,584, respectively, related to the amortization of the debt discount for our 3 1/8% Notes and the amortization of the debt issuances costs for both our 1.75% Notes and our 3 1/8% Notes.

Gain on 2006 EBS Sale.  The gain on the 2006 EBS Sale of $399 in 2007 represented a gain recognized in connection with the working capital adjustment associated with the 2006 EBS Sale, while the gain on sale of $352,297 in 2006 represents the gain recognized in connection with the 2006 EBS Sale as of the November 16, 2006 closing date.

Other (Expense) Income, Net.  Other income, net was $3,406 in 2007, compared to other expense, net of $4,252 in 2006. Other (expense) income, net includes transition services income of $5,833 and $2,524 in 2007 and 2006 related to the services we provide to EBSCo and Sage Software, net of services EBSCo provides to us, related to each of their respective transition services agreements, and $1,497 in 2007 related to the reversal of certain sales and use tax contingencies resulting from the expiration of various statutes. Other expense of $2,527 and $4,198 in 2007 and 2006 represents advisory expenses for professional fees, primarily consisting of legal, accounting and financial advisory services related to our exploration of strategic alternatives for WHC in 2007 and our former EBS segment in 2006. See “— Introduction — Background Information on Certain Trends and Developments” above for more information on the WHC Merger. Also included in other (expense) income, net was $1,397 and $2,578 in 2007 and 2006 of external legal costs and expenses we incurred related to the investigation by the United States Attorney for the District of South Carolina and the SEC.

Income Tax Provision (Benefit).  The income tax benefit of $9,053 in 2007 and provision of $50,033 in 2006 includes expense related to federal, state and other jurisdictions. The income tax provision in 2006 was considerably higher than in 2007 as a result of the gain we recorded in connection with the 2006 EBS Sale.

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Additionally, the income tax benefit in 2007 includes a benefit of $16,327 related to the reversal of a portion of the valuation allowance we maintain on a significant portion of our deferred income taxes.

Consolidated Income (Loss) from Discontinued Operations, Net of Tax.  Consolidated loss from discontinued operations was $18,048 in 2007, which includes a pre-tax charge of $73,347 related to the estimate of our indemnity obligations to advance amounts for reasonable defense costs for initially ten and now eight former officers and directors of EPS, who were indicted in connection with the previously disclosed investigation by the United States Attorney for the District of South Carolina. Partially offsetting the pre-tax charge, is the reimbursement of $14,625 by two of the nine insurance companies we have been seeking to honor their obligations under certain directors and officers liability insurance policies. For a description of this matter, see “— Introduction — Background Information on Certain Trends and Developments — Directors & Officers Liability Insurance Coverage Litigation” above. Consolidated income from discontinued operations in 2006 was $393,527, which included a pre-tax gain of $386,195 recognized in connection with the EPS Sale, as well as EPS’s net operating results of $19,469. Also included in consolidated income (loss) from discontinued operations during 2007 and 2006 was the pre-tax operating results of our ViPS segment, Porex segment, LBB and ACS/ACP Business, which, in the aggregate amounted to $35,118 in 2007 and $24,750 in 2006, including the pre-tax gain on the sale of the ACS/ACP Business on December 31, 2007 of $3,394.

Income Attributable to Noncontrolling Interest.  Income attributable to noncontrolling interest of $10,667 in 2007, compared to $405 in 2006, represents the noncontrolling stockholders’ proportionate share of net income for WHC. Income attributable to noncontrolling interest fluctuates based on the net income or loss reported by WHC, combined with changes in the percentage ownership of WHC held by the noncontrolling interest shareholders.

Results of Operations by Operating Segment

We monitor the performance of our business based on earnings before interest, taxes, non-cash and other items. Other items include: legal expenses we incurred, which reflect costs and expenses related to the investigation by the United States Attorney for the District of South Carolina and the SEC; income related to the reduction of certain sales and use tax contingencies; and professional fees, primarily consisting of legal, accounting and financial advisory services, related to the terminated WHC Merger, in 2008 and 2007, and the 2006 EBS Sale. Inter-segment revenue primarily represents printing services provided by EBS during 2006 and certain services provided by our WebMD segment during 2008, 2007 and 2006.

The following segment information reflects the reclassification of LBB to discontinued operations, the related elimination of the WebMD Publishing and Other Services segment, and the classification of our remaining revenue into the following two categories: public portals and private portals. Public portals revenue includes revenue previously referred to as “advertising and sponsorship” revenue and “content syndication and other” revenue, as well as other print service revenue (which consists primarily of revenue from advertising in WebMD the Magazine). Private portals revenue includes revenue previously referred to as “licensing” revenue.

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Summarized financial information for each of our operating segments and our Corporate segment and a reconciliation of consolidated income from continuing operations is presented below (amounts in thousands):

	Years Ended December 31,
	2008	2007	2006(a)

Revenue
WebMD:
Public portals	$284,416	$238,022	$183,813
Private portals	89,126	81,471	55,621

Total WebMD	373,542	319,493	239,434
Emdeon Business Services	—	—	661,090
Inter-segment eliminations	(80)	(261)	(939)

	$373,462	$319,232	$899,585

Earnings before interest, taxes, non-cash and other items
WebMD	$94,100	$79,471	$50,913
Emdeon Business Services	—	—	152,911
Corporate	(19,845)	(24,502)	(41,730)

	74,255	54,969	162,094
Interest, taxes, non-cash and other items
Interest income	35,300	42,035	32,339
Interest expense	(26,428)	(25,887)	(25,472)
Income tax (provision) benefit	(26,638)	9,053	(50,033)
Depreciation and amortization	(28,410)	(27,808)	(44,073)
Non-cash stock-based compensation	(24,632)	(32,336)	(41,608)
Non-cash advertising	(5,097)	(5,264)	(7,414)
Equity in earnings of EBS Master LLC	4,007	28,566	763
Gain on sale of EBS Master LLC	538,024	—	—
Gain on 2006 EBS Sale	—	399	352,297
Impairment of auction rate securities	(60,108)	—	—
Restructuring	(7,416)	—	—
Other expense, net	(6,284)	(2,427)	(6,776)

Consolidated income from continuing operations	466,573	41,300	372,117
Consolidated income (loss) from discontinued operations, net of tax	94,682	(18,048)	393,527

Consolidated net income inclusive of noncontrolling interest	561,255	23,252	765,644
(Income) attributable to noncontrolling interest	(1,032)	(10,667)	(405)

Net income attributable to HLTH stockholders	$560,223	$12,585	$765,239

(a)	The EBS segment was sold on November 16, 2006 and, therefore, the operations of the EBS segment are included only for the period January 1, 2006 through November 16, 2006.

2008 and 2007

The following discussion is a comparison of the results of operations for our WebMD segment and our Corporate segment for the year ended December 31, 2008, to the year ended December 31, 2007.

WebMD

Revenue.

•	Public portals. Public portals revenue increased $46,394 or 19.5% compared to the prior year period. The increase in public portals revenue was primarily attributable to an increase in the number of unique sponsored programs on our sites including both brand sponsorship and educational programs. The number of such programs grew to approximately 1,400 in 2008 compared to approximately 1,000 in

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the prior year period. In general, pricing remained relatively stable for our advertising and sponsorship programs and was not a significant source of the revenue increase.

•	Private portals. Private portals revenue increased $7,655 or 9.4% compared to the prior year period. This increase was due to an increase in the number of companies using our private portal platform to 134 from 117 in the prior year period. In general, pricing remained relatively stable for our private portal licenses and was not a significant source of the revenue increase. We also have approximately 140 additional customers who purchase stand-alone decision support services from us.

Earnings Before Interest, Taxes, Non-Cash and Other Items.  Earnings before interest, taxes, non-cash and other items was $94,100 or 25.2% of WebMD revenue, compared to $79,471 or 24.9% of WebMD revenue in the prior year period. This increase as a percentage of revenue was primarily due to higher revenue from the increase in number of brands and sponsored programs in our public portals as well as the increase in companies using our private online portal without incurring a proportionate increase in overall expenses.

Corporate

Earnings Before Interest, Taxes, Non-Cash and Other Items.  Corporate includes costs and expenses for functions not directly managed by one of our segments, including the Porex and ViPS businesses which are reflected within discontinued operations. Corporate expenses decreased to $19,845 or 5.3% of consolidated revenue in 2008, compared to $24,502 or 7.7% of consolidated revenue in 2007. The decrease in our Corporate segment was due to lower personnel and other costs and expenses associated with our overall management of HLTH and our subsidiaries, including certain insurance, professional and information technology costs. These lower costs and expenses were achievable due the reduction in our corporate infrastructure following the sales of EPS and EBS and the related wind down of our responsibilities under our transition services agreements with those entities. Offsetting the reduction in expenses is a net reduction of transition service income of $5,498 in 2008, as compared to 2007. The transition services income is lower in 2008, as compared to 2007, as a result of the completion of the transition services agreement with Sage Software during the fourth quarter of 2007 as well as fewer services performed under the EBSCo agreement in 2008 as compared to 2007.

2007 and 2006

The following discussion is a comparison of the results of operations for our WebMD segment and our Corporate segment for the year ended December 31, 2007, to the year ended December 31, 2006.

WebMD

Revenue.

•	Public portals. Public portals revenue increased $54,209 or 29.5% compared to the prior year period. The increase in public portals revenue was primarily attributable to an increase in the number of brands and sponsored programs promoted on our sites, as well as the inclusion, for all of 2007, of revenue of Medsite, which we acquired in September 2006. The acquisition of Medsite contributed $16,291 and $4,852 of public portals revenue for the years ended December 31, 2007 and 2006, respectively. Including the Medsite acquisition, the number of sponsored programs on our site grew to approximately 1,000 in 2007, compared to approximately 800 in the prior year period.

•	Private portals. Private portals revenue increased $25,850 or 46.5% compared to the prior year period. This increase was due to an increase in the number of companies using our private portal platform to 117 from 99 in the prior year period. We also have approximately 150 additional customers who purchase stand-alone decision support services from us as a result of the acquisitions completed in 2006. The acquisitions of Summex and Subimo contributed $19,526 and $4,398 in private portals revenue for years ended December 31, 2007 and 2006, respectively.

Earnings Before Interest, Taxes, Non-Cash and Other Items.  Earnings before interest, taxes, non-cash and other items was $79,471 or 24.9% of WebMD revenue, compared to $50,913 or 21.3% of WebMD

HLTH 2008 Annual Report — MD&A Annex

Annex B-2 – Page 25

revenue in the prior year period. This increase as a percentage of revenue was primarily due to higher revenue from the increase in number of brands and sponsored programs in our public portals as well as the increase in companies using our private online portal, without incurring a proportionate increase in overall expenses, due to the benefits achieved from our infrastructure investments as well as acquisition synergies.

Corporate

Earnings Before Interest, Taxes, Non-Cash and Other Items.  Corporate includes costs and expenses for functions that are not directly managed by one of our segments, or by the Porex and ViPS businesses which are reflected within discontinued operations. Corporate expenses decreased to $24,502, or 7.7% of consolidated revenue in 2007, compared to $41,730, or 4.6% of consolidated revenue in 2006. The decrease in corporate expenses, in dollars, for 2007 was the result of the 2006 EBS Sale and the EPS Sale which occurred in the second half of 2006 and resulted in a significant reduction in a portion of the shared services performed at corporate, which previously supported those operations. The most significant reductions in expenses were related to certain outside services including legal and accounting services, as well as personnel expenses. Additionally, included in corporate is transition service income, net of expenses, of $5,833 and $2,524 in 2007 and 2006, related to the services provided to EBSCo and Sage Software, which were only partially included in the prior year period. These amounts were reflected within our Corporate segment, partially offsetting the cost of providing these services. The increase in corporate expenses as a percentage of revenue was due to the impact of lower revenue as a result of the 2006 EBS Sale, combined with the effect of certain corporate expenses that are fixed in nature, and accordingly, did not decrease in proportion to the reduction in revenue.

Inter-Segment Eliminations.  Inter-segment eliminations primarily represents printing services provided by the EBS segment in 2006 and certain services provided by the WebMD segment.

Liquidity and Capital Resources

Cash Flows

Cash provided by operating activities from our continuing operations was $62,490 in 2008, compared to $43,206 in 2007. The $19,284 increase in cash provided by operating activities from our continuing operations when compared to a year ago primarily relates to the period-over-period increase of the continuing operating activities of our WebMD segment in the amount of $16,198. In addition, the increase in cash provided by operating activities from our continuing operations when compared to a year ago relates to the timing of tax payments for the sale of our EBS segment in the latter part of 2006 that were paid during 2007.

Cash provided by investing activities from our continuing operations was $718,334 in 2008, compared to cash used in investing activities from our continuing operations of $242,396 in 2007. Cash provided by investing activities from our continuing operations in 2008 included $574,617 of net proceeds received from the 2008 EBSCo Sale, $223,175 of net proceeds received from the ViPS Sale and $23,333 we received, which was released from escrow, from the sale of our EPS segment, which was sold in the latter part of 2006. Cash used by investing activities from our continuing operations in 2007 included the receipt of $18,792 in repayment of advances to EBSCo and the receipt of 11,667, which was released from escrow, related to the EPS Sale. Also included in cash provided by (used in) investing activities from our continuing operations are net disbursements of $58,811 in 2008 from net purchases of available for sale securities, compared to disbursements of $256,712 from net purchases of available for sale securities in 2007.

Cash used in financing activities from our continuing operations was $715,593 in 2008, compared to cash provided by financing activities from our continuing operations of $92,512 in 2007. Cash used in financing activities in 2008 principally related to the repurchases of a total of 83.7 million shares of HLTH Common Stock for $737,324, offset by the proceeds from the issuance of HLTH Common Stock and WHC Class A Common Stock (primarily resulting from exercises of employee stock options) of $21,683. Cash provided by financing activities for 2007 principally related to proceeds of $133,054 from the issuance of HLTH Common Stock and WHC Class A Common Stock resulting from the exercises of employee stock options, as well as a

HLTH 2008 Annual Report — MD&A Annex

Annex B-2 – Page 26

tax benefit of $6,601 from the exercise of employee stock options, partially offset by the repurchases of 3.4 million shares of HLTH Common Stock for $47,123.

Included in our consolidated statements of cash flows are cash flows from discontinued operations of the ViPS segment, Porex segment, LBB and the ACS/ACP Business. Our cash flows provided by operating activities from discontinued operations in 2008 included an aggregate of $26,778 related to our ViPS segment, Porex segment and LBB while cash flows provided by operating activities from discontinued operations in 2007 primarily included an aggregate of $49,971 related to our ViPS segment, Porex segment, LBB and the ACS/ACP Business. Also included in cash flows from discontinued operations provided by operating activities in 2008 and 2007 is the receipt of $44,937 during 2008 of reimbursements from our Director & Officer insurance carriers, offset by $37,091 and $17,784 in payments made in 2008 and 2007, respectively, in connection with the defense costs of the initially ten and now eight former officers and directors of our former EPS subsidiary in connection with the investigation by the United States Attorney for the District of South Carolina and the SEC. For additional information, see “Introduction — Background Information on Certain Trends and Developments — Directors & Officers Liability Insurance Coverage Litigation.”

Contractual Obligations and Commitments

The following table summarizes our principal commitments as of December 31, 2008 for future specified contractual obligations, including those of our discontinued operations, that are not reflected in our consolidated balance sheets, as well as the estimated timing of the cash payments associated with these obligations. This table also provides the timing of cash payments related to our long-term debt and other obligations included in our consolidated balance sheets. Management’s estimates of the timing of future cash flows are largely based on historical experience, and accordingly, actual timing of cash flows may vary from these estimates.

		Less Than			More Than
	Total	1 Year	1-3 Years	4-5 Years	5 Years
	(In thousands)

Long-term debt(a)	$696,688	$15,500	$371,813	$309,375	$—
Leases(b)	47,086	9,030	16,329	10,287	11,440
Purchase obligations(c)	2,927	2,927	—	—	—
Other long-term obligation	100	100	—	—	—

Total	$746,801	$27,557	$388,142	$319,662	$11,440

(a)	Long-term debt includes our 3 1/8% Notes, and our 1.75% Notes, which are first puttable at the option of the holders in 2012 and 2010, respectively. Amounts include our contractual interest payments through the earliest date at which these notes are puttable by the holder.

(b)	The lease amounts are net of sublease income.

(c)	Purchase obligations include amounts committed under legally enforceable contracts or purchase orders for goods and services with defined terms as to price, quantity and delivery.

The above table excludes $11,478 of uncertain tax positions, including interest and penalties, under FIN 48, as we are unable to reasonably estimate the timing of the settlement of these items. These uncertain tax positions include those of our discontinued operations. See Note 18, “Income Taxes” located in the Notes to Consolidated Financial Statements included in Annex B-1 above.

Outlook on Future Liquidity

As of December 31, 2008, we had approximately $629,848 in consolidated cash and cash equivalents, and we owned investments in ARS with a face value of $355,000 and a fair value of $286,552. Our working capital, including discontinued operations, as of December 31, 2008 was $664,041. The ARS investments are discussed in more detail earlier in this MD&A under “Introduction — Background Information on Certain Trends and Developments — Impairment of Auction Rates Securities; Non-Recourse Credit Facility.” Based on our plans

HLTH 2008 Annual Report — MD&A Annex

Annex B-2 – Page 27

and expectations as of the date of the filing of our 2008 Form 10-K and taking into consideration issues relating to the liquidity of our ARS investments, we believe that our available cash resources and future cash flow from operations will provide sufficient cash resources to meet the cash commitments of our 1.75% Notes, our 3 1/8% Notes and to fund our currently anticipated working capital and capital expenditure requirements, for up to twenty-four months. Our future liquidity and capital requirements will depend upon numerous factors, including retention of customers at current volume and revenue levels, implementation of new or updated application and service offerings, competing technological and market developments, and potential future acquisitions. In addition, our ability to generate cash flow is subject to numerous factors beyond our control, including general economic, regulatory and other matters affecting us and our customers. We plan to continue to enhance our online services and to continue to invest in acquisitions, strategic relationships, facilities and technological infrastructure and product development. We intend to grow each of our existing businesses and enter into complementary ones through both internal investments and acquisitions. We may need to raise additional funds to support expansion, develop new or enhanced applications and services, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. If required, we may raise such additional funds through public or private debt or equity financing, strategic relationships or other arrangements. We cannot assure that such financing will be available on acceptable terms, if at all, or that such financing will not be dilutive to our stockholders. Future indebtedness may impose various restrictions and covenants on us that could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements.

Recent Accounting Pronouncements

On April 25, 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets” (which we refer to as SFAS 142). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (Revised 2007), “Business Combinations,” and other U.S. GAAP. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of this FSP may impact the useful lives we assign to intangible assets that are acquired through future business combinations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (which we refer to as SFAS 141R), a replacement of SFAS No. 141. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and applies to all business combinations. SFAS 141R provides that, upon initially obtaining control, an acquirer shall recognize 100 percent of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100 percent of its target. As a consequence, the current step acquisition model will be eliminated. Additionally, SFAS 141R changes current practice, in part, as follows: (1) contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration; (2) transaction costs will be expensed as incurred, rather than capitalized as part of the purchase price; (3) pre-acquisition contingencies, such as legal issues, will generally have to be accounted for in purchase accounting at fair value; and (4) in order to accrue for a restructuring plan in purchase accounting, the requirements in SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” would have to be met at the acquisition date. While there is no expected impact to our consolidated financial statements on the accounting for acquisitions completed prior to December 31, 2008, the adoption of SFAS 141R on January 1, 2009 could materially change the accounting for business combinations consummated subsequent to that date and for tax matters relating to prior acquisitions settled subsequent to December 31, 2008.

HLTH 2008 Annual Report — MD&A Annex

Annex B-2 – Page 28

ANNEX B-3

HLTH CORPORATION 2008 ANNUAL REPORT

PERFORMANCE GRAPH

The following graph compares the cumulative total stockholder return on HLTH Common Stock with the comparable cumulative return of the NASDAQ Composite Index and the Research Data Group (RDG) Internet Composite Index over the period of time from December 31, 2003 through December 31, 2008. The graph assumes that $100 was invested in HLTH Common Stock and each index on December 31, 2003. The stock price performance on the graph is not necessarily indicative of future stock price performance.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among HLTH Corporation, The NASDAQ Composite Index
And The RDG Internet Composite Index

*$100 invested on 12/31/03 in stock & index-including reinvestment of dividends.
Fiscal year ending December 31.

ANNEX B-4

HLTH CORPORATION 2008 ANNUAL REPORT

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

The primary objective of our investment activities is to preserve principal and maintain adequate liquidity, while at the same time maximizing the yield we receive from our investment portfolio.

Changes in prevailing interest rates will cause the fair value of certain of our investments to fluctuate, such as our investments in auction rate securities that generally bear interest at rates indexed to LIBOR. As of December 31, 2008, the fair market value of our auction rate securities was $286.6 million. However, the fair values of our cash and money market investments, which approximate $629.8 million at December 31, 2008, are not subject to changes in interest rates.

HLTH, and its majority owned subsidiary WHC have each entered into a non-recourse credit facility (which we refer to as the Credit Facilities) with Citigroup that is secured by their respective ARS holdings (including, in some circumstances, interest payable on the ARS holdings), that will allow HLTH and WHC to borrow up to 75% of the face amount of the ARS holdings pledged as collateral under the respective Credit Facilities. The interest rate applicable to such borrowings is one-month LIBOR plus 250 basis points. No borrowings have been made under either of the Credit Facilities to date.

The 3 1/8% Notes and the 1.75% Notes that we have issued have fixed interest rates; changes in interest rates will not impact our financial condition or results of operations.

Exchange Rate Sensitivity

Currently, substantially all of our sales and expenses are denominated in United States dollars; however, Porex, which is included in discontinued operations, is exposed to fluctuations in foreign currency exchange rates, primarily the rate of exchange of the United States dollar against the Euro. This exposure arises primarily as a result of translating the results of Porex’s foreign operations to the United States dollar at exchange rates that have fluctuated from the beginning of the accounting period. Porex has not engaged in foreign currency hedging activities to date. Foreign currency translation (losses) gains relating to our Porex operations were ($4.2) million, $3.3 million and $3.6 million in 2008, 2007 and 2006, respectively. We believe that future exchange rate sensitivity related to Porex will not have a material effect on our financial condition or results of operations.

ANNEX C-1

WEBMD HEALTH CORP. 2008 ANNUAL REPORT

FINANCIAL STATEMENTS

All other schedules not listed above have been omitted as not applicable or because the required information is included in the Consolidated Financial Statements or in the notes thereto. Columns omitted from the schedule filed have been omitted because the information is not applicable.

WebMD 2008 Annual Report — Financial Statements Annex

Annex C-1 – Page 1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
of WebMD Health Corp.

We have audited the accompanying consolidated balance sheets of WebMD Health Corp. as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedule listed in the Index at page 1. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WebMD Health Corp. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.”

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), WebMD Health Corp.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2009 expressed an unqualified opinion thereon.

/s/  Ernst & Young LLP
New York, New York
February 26, 2009,
except for Notes 3, as to which the date is
June 29, 2009

WebMD 2008 Annual Report — Financial Statements Annex

Annex C-1 – Page 2

WEBMD HEALTH CORP.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,
	2008	2007

ASSETS
Current assets:
Cash and cash equivalents	$191,659	$213,753
Short-term investments	—	80,900
Accounts receivable, net of allowance for doubtful accounts of $1,301 at December 31, 2008 and $1,165 at December 31, 2007	93,082	83,410
Current portion of prepaid advertising	1,753	2,329
Due from HLTH	—	1,153
Other current assets	11,358	10,828
Assets of discontinued operations	12,575	14,487

Total current assets	310,427	406,860
Investments	133,563	—
Property and equipment, net	54,165	48,509
Prepaid advertising	—	4,521
Goodwill	208,967	210,385
Intangible assets, net	26,237	35,634
Other assets	22,573	14,264

	$755,932	$720,173

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accrued expenses	$31,241	$26,241
Deferred revenue	79,613	75,518
Due to HLTH	427	—
Liabilities of discontinued operations	2,599	2,449

Total current liabilities	113,880	104,208
Other long-term liabilities	8,334	9,210
Commitments and contingencies
Stockholders’ equity:
Preferred stock, 50,000,000 shares authorized; no shares issued and outstanding	—	—
Class A Common Stock, $0.01 par value per share, 500,000,000 shares authorized; 10,044,372 shares issued at December 31, 2008 and 9,113,708 shares issued and outstanding at December 31, 2007	100	91
Class B Common Stock, $0.01 par value per share, 150,000,000 shares authorized; 48,100,000 shares issued and outstanding at December 31, 2008 and 2007	481	481
Additional paid-in capital	548,069	531,043
Class A Treasury Stock, at cost; 624,871 shares at December 31, 2008 and no shares at December 31, 2007	(12,497)	—
Accumulated other comprehensive loss	(4,277)	—
Retained earnings	101,842	75,140

Total stockholders’ equity	633,718	606,755

	$755,932	$720,173

See accompanying notes.

WebMD 2008 Annual Report — Financial Statements Annex

Annex C-1 – Page 3

WEBMD HEALTH CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended December 31,
	2008	2007	2006

Revenue	$373,542	$319,493	$239,434
Cost of operations	135,138	114,000	98,692
Sales and marketing	106,080	91,035	73,344
General and administrative	56,635	59,326	50,060
Depreciation and amortization	27,921	26,785	17,154
Interest income	10,452	12,378	5,099
Impairment of auction rate securities	27,406	—	—
Restructuring	2,910	—	—

Income from continuing operations before
income tax provision (benefit)	27,904	40,725	5,283
Income tax provision (benefit)	2,211	(17,644)	3,571

Income from continuing operations	25,693	58,369	1,712
Income from discontinued operations (net of tax of $711, $212 and $312 in 2008, 2007 and 2006)	1,009	7,515	824

Net income	$26,702	$65,884	$2,536

Basic income per common share:
Income from continuing operations	$0.45	$1.02	$0.03
Income from discontinued operations	0.01	0.13	0.02

Net income	$0.46	$1.15	$0.05

Diluted income per common share:
Income from continuing operations	$0.44	$0.98	$0.03
Income from discontinued operations	0.01	0.12	0.01

Net income	$0.45	$1.10	$0.04

Weighted-average shares outstanding used in computing net income per common share:
Basic	57,717	57,184	56,145

Diluted	58,925	59,743	58,075

See accompanying notes.

WebMD 2008 Annual Report — Financial Statements Annex

Annex C-1 – Page 4

WEBMD HEALTH CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands, except share data)

									Accumulated
	Class A		Class B				Class A		Other		Total
	Common Stock		Common Stock		Deferred	Additional	Treasury Stock		Comprehensive	Retained	Stockholders’
	Shares	Amount	Shares	Amount	Compensation	Paid-in-Capital	Shares	Amount	Income	Earnings	Equity

Balances at January 1, 2006	7,954,426	$80	48,100,000	$481	$(5,736)	$293,827	—	$—	$(112)	$7,415	$295,955
Net income	—	—	—	—	—	—	—	—	—	2,536	2,536
Changes in unrealized losses on securities	—	—	—	—	—	—	—	—	112	—	112

Comprehensive income	—	—	—	—	—	—	—	—	—	—	2,648
Contribution from HLTH for utilization of Federal NOL	—	—	—	—	—	140,000	—	—	—	—	140,000
Issuance of Class A Common Stock for option exercises and other issuances	383,420	3	—	—	—	5,146	—	—	—	—	5,149
Reversal of deferred stock-based compensation — adoption of SFAS 123R	—	—	—	—	5,736	(5,736)	—	—	—	—	—
Stock-based compensation	—	—	—	—	—	26,357	—	—	—	—	26,357
Subimo Acquisition	—	—	—	—	—	26,000	—	—	—	—	26,000

Balances at December 31, 2006	8,337,846	83	48,100,000	481	—	485,594	—	—	—	9,951	496,109
Net income	—	—	—	—	—	—	—	—	—	65,884	65,884
Contribution from HLTH for utilization of Federal NOL	—	—	—	—	—	9,862	—	—	—	—	9,862
Issuance of Class A Common Stock for option exercises and other issuances	775,862	8	—	—	—	13,651	—	—	—	—	13,659
Transfer of equity awards to HLTH	—	—	—	—	—	695	—	—	—	(695)	—
Tax valuation allowance reversal	—	—	—	—	—	812	—	—	—	—	812
Tax benefit from HLTH and deductions from stock options	—	—	—	—	—	1,399	—	—	—	—	1,399
Stock-based compensation	—	—	—	—	—	19,030	—	—	—	—	19,030

Balances at December 31, 2007	9,113,708	91	48,100,000	481	—	531,043	—	—	—	75,140	606,755
Net income	—	—	—	—	—	—	—	—	—	26,702	26,702
Unrealized losses on securities	—	—	—	—	—	—	—	—	(4,277)	—	(4,277)

Comprehensive income	—	—	—	—	—	—	—	—	—	—	22,425
Subimo Acquisition	640,930	6	—	—	—	(2,788)	—	—	—	—	(2,782)
Repurchase of Class A Common Stock	—	—	—	—	—	—	640,930	(12,818)	—	—	(12,818)
Issuance of Class A Common Stock for option exercises and other issuances	289,734	3	—	—	—	3,140	(16,059)	321	—	—	3,464
Tax valuation allowance reversal	—	—	—	—	—	907	—	—	—	—	907
Tax benefit from HLTH and deductions from stock options	—	—	—	—	—	2,614	—	—	—	—	2,614
Stock-based compensation	—	—	—	—	—	13,153	—	—	—	—	13,153

Balances at December 31, 2008	10,044,372	$100	48,100,000	$481	$—	$548,069	624,871	$(12,497)	$(4,277)	$101,842	$633,718

See accompanying notes.

WebMD 2008 Annual Report — Financial Statements Annex

Annex C-1 – Page 5

WEBMD HEALTH CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,
	2008	2007	2006

Cash flows from operating activities:
Net income	$26,702	$65,884	$2,536
Adjustments to reconcile net income to net cash provided by operating activities:
Income from discontinued operations, net of tax	(1,009)	(7,515)	(824)
Depreciation and amortization	27,921	26,785	17,154
Non-cash advertising	5,097	5,264	7,415
Non-cash stock-based compensation	13,314	19,075	26,160
Deferred and other income taxes	1,175	(21,254)	1,802
Impairment of auction rate securities	27,406	—	—
Changes in operating assets and liabilities:
Accounts receivable	(9,672)	4,239	(25,432)
Accrued expenses and other long-term liabilities	4,197	(7,115)	6,680
Due to/from HLTH	1,601	(3,278)	(1,568)
Deferred revenue	4,095	93	17,761
Other	(1,349)	1,102	(1,122)

Net cash provided by continuing operations	99,478	83,280	50,562
Net cash provided by discontinued operations	3,434	4,230	2,239

Net cash provided by operating activities	102,912	87,510	52,801
Cash flows from investing activities:
Proceeds from maturities and sales of available-for-sale securities	44,000	212,923	304,184
Purchases of available-for-sale securities	(127,900)	(284,333)	(229,410)
Purchases of property and equipment	(24,180)	(18,046)	(28,438)
Cash paid in business combinations, net of cash acquired	(1,648)	—	(130,167)
Purchase of investment in preferred stock	(6,471)	—	—

Net cash used in continuing operations	(116,199)	(89,456)	(83,831)
Net cash used in discontinued operations	(70)	(12)	(14)

Net cash used in investing activities	(116,269)	(89,468)	(83,845)
Cash flows from financing activities:
Proceeds from issuance of common stock	3,797	14,355	5,257
Tax benefit on stock-based awards	284	1,577	—
Net cash transfers with HLTH	—	155,119	(5,257)
Repurchases of Class A Common Stock	(12,818)	—	—

Net cash (used in) provided by financing activities	(8,737)	171,051	—
Net (decrease) increase in cash and cash equivalents	(22,094)	169,093	(31,044)
Cash and cash equivalents at beginning of period	213,753	44,660	75,704

Cash and cash equivalents at end of period	$191,659	$213,753	$44,660

See accompanying notes.

WebMD 2008 Annual Report — Financial Statements Annex

Annex C-1 – Page 6

WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share and per share data)

1.	Background and Basis of Presentation

Background

WebMD Health Corp. (the “Company”) is a Delaware corporation that was incorporated on May 3, 2005. The Company completed an initial public offering (“IPO”) of Class A Common Stock on September 28, 2005. The Company’s Class A Common Stock trades under the symbol “WBMD” on the Nasdaq Global Select Market. Prior to the date of the IPO, the Company was a wholly-owned subsidiary of HLTH Corporation (“HLTH”). Since the completion of the IPO, the Company is a majority-owned subsidiary of HLTH, which owned 83.6% of the equity of the Company as of December 31, 2008. The Company’s Class A Common Stock has one vote per share, while the Company’s Class B Common Stock has five votes per share. As a result, the Company’s Class B Common Stock owned by HLTH represented, as of December 31, 2008, 96.0% of the combined voting power of the Company’s outstanding Common Stock.

Reclassification

The accompanying consolidated financial statements and footnotes are for the same periods as the consolidated financial statements that were included in the Company’s Annual Report on Form 10-K filed on February 27, 2009 (the “2008 Form 10-K”), however, they reflect the reclassification of our Little Blue Book print directory business (“LBB”) to discontinued operations (as described in Note 3) and the related elimination of the Publishing and Other Services segment. While the accompanying consolidated financial statements reflect the reclassifications described above, they do not reflect any other events occurring after February 27, 2009, the date of the 2008 Form 10-K. Other events occurring after that date have been disclosed in other public filings made by the Company, including Current Reports on Form 8-K and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009.

Business

The Company provides health information services to consumers, physicians and other healthcare professionals, employers and health plans through its public and private online portals and health-focused publications. The Company’s public portals for consumers enable them to obtain health and wellness information (including information on specific diseases or conditions), check symptoms, locate physicians, store individual healthcare information, receive periodic e-newsletters on topics of individual interest and participate in online communities with peers and experts. The Company’s public portals for physicians and healthcare professionals make it easier for them to access clinical reference sources, stay abreast of the latest clinical information, learn about new treatment options, earn continuing medical education (“CME”) credit and communicate with peers. The Company’s public portals generate revenue primarily through the sale of advertising and sponsorship products, including CME services. The Company also distributes online content and services to other entities and generates revenue from these arrangements through the sale of advertising and sponsorship products and content syndication fees, provides e-detailing promotion and physician recruitment services and provides print services including the publication of WebMD the Magazine, a consumer magazine distributed to physician office waiting rooms. The public portals sponsors and advertisers include pharmaceutical, biotechnology, medical device and consumer products companies. The Company’s private portals enable employers and health plans to provide their employees and plan members with access to personalized health and benefit information and decision-support technology that helps them make more informed benefit, provider and treatment choices. The Company provides related services for use by such employees and members, including lifestyle education and personalized telephonic health coaching. The Company generates revenue from its private portals through the licensing of these services to employers and health plans either directly or through distributors.

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Basis of Presentation

The Company’s consolidated financial statements have been derived from the consolidated financial statements and accounting records of HLTH, principally representing the WebMD segments, using the historical results of operations, and historical basis of assets and liabilities of the WebMD related businesses. Management believes the assumptions underlying the consolidated financial statements are reasonable. However, the consolidated financial statements included herein may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been had the Company been a stand-alone company during the periods presented.

Transactions between the Company and HLTH have been identified in the notes to the consolidated financial statements as Transactions with HLTH (see Note 5).

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, and have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”). The results of operations for companies acquired are included in the consolidated financial statements from the effective date of acquisition. All material intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Seasonality

The timing of the Company’s revenue is affected by seasonal factors. Revenue within the public portals is seasonal, primarily as a result of the annual budget approval process of the Company’s clients. This portion of the Company’s revenue is usually the lowest in the first quarter of each calendar year, and increases during each consecutive quarter throughout the year. The Company’s private portals revenue is historically highest in the second half of the year as new customers are typically added during this period in conjunction with their annual open enrollment periods for employee benefits.

Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The Company bases its estimates on historical experience, current business factors, and various other assumptions that the Company believes are necessary to consider to form a basis for making judgments about the carrying values of assets and liabilities and disclosure of contingent assets and liabilities. The Company is subject to uncertainties such as the impact of future events, economic and political factors and changes in the Company’s business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in the preparation of the Company’s financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as the Company’s operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to the consolidated financial statements. Significant estimates and assumptions by management affect: revenue recognition, the allowance for doubtful accounts, the carrying value of prepaid advertising, the carrying value of long-lived assets (including goodwill and intangible assets), the amortization period of long-lived assets (excluding goodwill), the carrying value, capitalization and amortization of software and Web site

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

development costs, the carrying value of investments in auction rate securities, the provision for income taxes and related deferred tax accounts, certain accrued expenses and contingencies, share-based compensation to employees and transactions with HLTH.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity from the date of purchase of three months or less to be cash equivalents. The Company’s cash and cash equivalents are primarily invested in various money market accounts.

Fair Value

The carrying amount of cash and cash equivalents, accounts receivable, accrued expenses and deferred revenue is deemed to approximate fair value due to the immediate or short-term maturity of these financial instruments.

The Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) on January 1, 2008. SFAS 157 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. See Note 15 for further information.

Marketable Securities

The Company classifies its investments in marketable securities as either available-for-sale or held-to-maturity at the time of purchase and re-evaluates such classifications at each balance sheet date. The Company does not invest in trading securities. Debt securities in which the Company has the positive intent and ability to hold the securities to maturity are classified as held-to-maturity; otherwise they are classified as available-for-sale. Investments in marketable equity securities are also classified as available-for-sale.

Held-to-maturity securities are carried at amortized cost and available-for-sale securities are carried at fair value as of each balance sheet date. Unrealized gains and losses associated with available-for-sale securities are recorded as a component of accumulated other comprehensive income within stockholders’ equity. Realized gains and losses and declines in value determined to be other-than-temporary are recorded in the consolidated statements of operations. A decline in value is deemed to be other-than-temporary if the Company does not have the intent and ability to retain the investment until any anticipated recovery in market value. The cost of securities is based on the specific identification method.

Allowance for Doubtful Accounts

The allowance for doubtful accounts receivable reflects the Company’s best estimate of losses inherent in the Company’s receivables portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence.

Internal Use Software

The Company accounts for internal use software development costs in accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”). Software development costs that are incurred in the preliminary project stage are expensed as incurred. Once certain criteria of SOP 98-1 have been met, internal and external direct costs incurred in developing or obtaining computer software are capitalized. The Company capitalized $2,714 and $4,847 during the years ended December 31, 2008 and 2007, respectively. Capitalized internal use software development costs are included in property and equipment in the accompanying consolidated balance sheet.

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Training and data conversion costs are expensed as incurred. Capitalized software costs are depreciated over a three-year period. Depreciation expense related to internal use software was $3,429, $2,778 and $717 during the years ended December 31, 2008, 2007 and 2006.

Web Site Development Costs

In accordance with Emerging Issues Task Force (“EITF”) Issue No. 00-2, “Accounting for Web Site Development Costs,” costs related to the planning and post implementation phases of the Company’s Web site development efforts, as well as minor enhancements and maintenance, are expensed as incurred. Direct costs incurred in the development phase are capitalized. The Company capitalized $6,289 and $7,980 during the years ended December 31, 2008 and 2007, respectively. These capitalized costs are included in property and equipment in the accompanying consolidated balance sheets and are depreciated over a three-year period. Depreciation expense related to Web site development costs was $6,644, $4,501 and $446 during the years ended December 31, 2008, 2007 and 2006.

Long-Lived Assets

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The useful lives are generally as follows:

Computer equipment	3 to 5 years
Office equipment, furniture and fixtures	4 to 7 years
Software	3 to 5 years
Web site development costs	3 years
Leasehold improvements	Shorter of useful life or lease term

Expenditures for maintenance, repair and renewals of minor items are expensed as incurred. Major betterments are capitalized.

Goodwill and Intangible Assets

Goodwill and intangible assets resulting from acquisitions are accounted for under the purchase method. Intangible assets with definite lives are amortized on a straight-line basis over the estimated useful lives of the related assets as follows:

Content	4 to 5 years
Customer relationships	5 to 12 years
Acquired technology and patents	3 years
Trade names	10 years

Recoverability

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” the Company reviews the carrying value of goodwill annually and whenever indicators of impairment are present. The Company measures goodwill impairment losses by comparing the carrying value of its reporting units to the fair value of its reporting units determined using an income approach valuation. The Company’s reporting units are determined in accordance with SFAS No. 142, which defines a reporting unit as an operating segment or one level below an operating segment.

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), long-lived assets used in operations are reviewed for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value. Long-lived assets held for sale are reported at the lower of cost or fair value less costs to sell.

Leases

The Company recognizes lease expense on a straight-line basis, including predetermined fixed escalations, over the initial lease term, including reasonably assured renewal periods, net of lease incentives, from the time that the Company controls the leased property. Leasehold improvements made at the inception of the lease are amortized over the shorter of useful life or lease term. Lease incentives are recorded as a deferred rent credit and recognized as a reduction to rent expense on a straight-line basis over the lease term as described above.

Revenue Recognition

Revenue from advertising is recognized as advertisements are delivered or as publications are distributed. Revenue from sponsorship arrangements, content syndication and distribution arrangements, and licenses of healthcare management tools and private portals as well as related health coaching services are recognized ratably over the term of the applicable agreement. Revenue from the sponsorship of CME is recognized over the period the Company substantially completes its contractual deliverables as determined by the applicable agreements. When contractual arrangements contain multiple elements, revenue is allocated to each element based on its relative fair value determined using prices charged when elements are sold separately. In certain instances where fair value does not exist for all the elements, the amount of revenue allocated to the delivered elements equals the total consideration less the fair value of the undelivered elements. In instances where fair value does not exist for the undelivered elements, revenue is recognized when the last element is delivered.

Sales, Use and Value Added Tax

The Company excludes sales, use and value added tax from revenue in the consolidated statements of operations.

Accounting for Stock-Based Compensation

As discussed more fully in Note 12, on January 1, 2006, the Company adopted SFAS No. 123, “(Revised 2004): Share-Based Payment” (“SFAS 123R”), which replaced SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) and superseded APB Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense over the service period (generally the vesting period) in the consolidated financial statements based on their fair values. The Company elected to use the modified prospective transition method and as a result prior period results were not restated. Under the modified prospective transition method, awards that were granted or modified on or after January 1, 2006 are measured and accounted for in accordance with SFAS 123R. Unvested stock options and restricted stock awards that were granted prior to January 1, 2006 will continue to be accounted for in accordance with SFAS 123, using the same grant date fair value and same expense attribution method used under SFAS 123, except that all awards are recognized in the results of operations over the remaining vesting periods. The

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized for all stock-based compensation beginning January 1, 2006.

Prior to January 1, 2006, the Company accounted for stock-based employee compensation using the intrinsic value method under the recognition and measurement principles of APB 25, and related interpretations. In accordance with APB 25, the Company did not recognize stock-based compensation cost with respect to stock options granted with an exercise price equal to the market value of the underlying common stock on the date of grant. As a result, the recognition of stock-based compensation expense was generally limited to the expense related to restricted stock awards and stock option modifications, as well as the amortization of deferred compensation related to certain acquisitions in 2000. Additionally, all restricted stock awards and stock options granted prior to January 1, 2006 had graded vesting, and the Company valued these awards and recognized actual and pro-forma expense, with respect to restricted stock awards and stock options, as if each vesting portion of the award was a separate award. This resulted in an accelerated attribution of compensation expense over the vesting period. As permitted under SFAS 123R, the Company began using a straight-line attribution method beginning January 1, 2006 for all stock options and restricted stock awards granted on or after January 1, 2006, but continued to apply the accelerated attribution method for the remaining unvested portion of any awards granted prior to January 1, 2006.

Advertising Costs

Advertising costs are generally expensed as incurred and included in sales and marketing expense in the accompanying consolidated statements of operations. Advertising expense totaled $10,852, $9,779, and $12,533 in 2008, 2007 and 2006, respectively. Included in these amounts are non-cash advertising costs of $5,097, $5,264 and $7,415 in 2008, 2007 and 2006, respectively, related to the advertising services received from News Corporation. See Note 7 for additional information related to the News Corporation transaction.

Concentration of Credit Risk

None of the Company’s customers individually accounted for more than 10% of the Company’s revenue in 2008, 2007 or 2006 or more than 10% of the Company’s accounts receivable as of December 31, 2008, 2007 or 2006.

The Company’s revenue is principally generated in the United States. An adverse change in economic conditions in the United States could negatively affect the Company’s revenue and results of operations. Due to the acquisition of Conceptis Technologies Inc., the Company recorded revenue from foreign customers of $3,417, $3,660 and $3,475 during the years ended December 31, 2008, 2007 and 2006, respectively.

Income Taxes

Income taxes are accounted for using the liability method in accordance with SFAS No. 109, “Accounting for Income Taxes” (“SFAS 109”). Under this method, deferred income taxes are recognized for the future tax consequence of differences between the tax and financial reporting basis of assets and liabilities at each reporting period. A valuation allowance is established to reduce deferred tax assets to the amounts expected to be realized.

On January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognizing, classification, interest and penalties, accounting in interim periods,

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

disclosure and transition. The Company believes that its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material change to its financial position. However, the Company cannot predict with certainty the interpretations or positions that tax authorities may take regarding specific tax returns filed by the Company and, even if the Company believes its tax positions are correct, may determine to make settlement payments in order to avoid the costs of disputing particular positions taken. The Company did not record a cumulative effect adjustment related to the adoption of FIN 48. However, the Company reduced $603 of a deferred tax asset and its associated valuation allowance upon adoption of FIN 48.

With the exception of adjusting net operating loss (“NOL”) carryforwards that may be utilized, the Company is no longer subject to federal income tax examinations for tax years before 2005 and for state and local income tax examinations for years before 2003.

The Company has elected to reflect interest and penalties related to uncertain tax positions as part of the income tax provision in the accompanying consolidated statements of operations.

Income Per Common Share

Basic and diluted income per common share are presented in conformity with SFAS No. 128, “Earnings Per Share” (“SFAS 128”). In accordance with SFAS 128, basic income per common share has been computed using the weighted-average number of shares of common stock outstanding during the periods presented. Diluted income per common share has been computed using the weighted-average number of shares of common stock outstanding during the periods, increased to give effect to potentially dilutive securities.

	Years Ended December 31,
	2008	2007	2006

Numerator:
Income from continuing operations	$25,693	$58,369	$1,712

Income from discontinued operations, net of tax	$1,009	$7,515	$824

Denominator: (shares in thousands)
Weighted-average shares — Basic	57,717	57,184	56,145
Employee stock options, restricted stock and Deferred Shares	1,208	2,559	1,930

Adjusted weighted-average shares after assumed conversions — Diluted	58,925	59,743	58,075

Basic income per common share:
Income from continuing operations	$0.45	$1.02	$0.03
Income from discontinued operations	0.01	0.13	0.02

Net income	$0.46	$1.15	$0.05

Diluted income per common share:
Income from continuing operations	$0.44	$0.98	$0.03
Income from discontinued operations	0.01	0.12	0.01

Net income	$0.45	$1.10	$0.04

Included, or partially included, in basic and diluted shares for the years ended December 31, 2008, 2007 and 2006 is the impact, or partial impact, of shares that were issued in December 2008 to the former owners

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Annex C-1 – Page 13

WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of Subimo LLC (the “Subimo Sellers”) pursuant to the purchase agreement (as amended, the “Subimo Purchase Agreement”) for the Company’s acquisition of Subimo (see Note 6 — Investment and Business Combinations for information regarding the acquisition). Under the terms of the Subimo Purchase Agreement, the Company had deferred the issuance of 640,930 shares of Class A Common Stock (“Deferred Shares”) until December 2008. Up to 246,508 of the Deferred Shares were available, prior to December 2008, to be used to settle any outstanding claims or warranties the Company may have had against the Subimo Sellers under the Subimo Purchase Agreement. For purposes of calculating basic net income per share, the weighted average impact of 394,422 of the Deferred Shares (representing the non-contingent portion of the Deferred Shares) was included. For purposes of calculating diluted net income per share, the weighted average impact of all of the 640,930 Deferred Shares was included. As described in Note 6 below, the Deferred Shares were repurchased by the Company on December 3, 2008, immediately after their issuance.

The Company has excluded certain outstanding stock options and restricted stock from the calculation of diluted income per common share because such securities were anti-dilutive during the periods presented. The total number of shares that could potentially dilute income per common share in the future that were excluded from the calculation of diluted income per share was 7,709,813, 1,360,386 and 749,328 for the years ended December 31, 2008, 2007 and 2006, respectively.

Discontinued Operations

The Company accounts for discontinued operations in accordance with SFAS 144. Under SFAS 144, the operating results of a business unit are reported as discontinued if its operations and cash flows can be clearly distinguished from the rest of the business, the operations have been sold, there will be no continuing involvement in the operation after the disposal date and certain other criteria are met. Significant judgments are involved in determining whether a business component meets the criteria for discontinued operation reporting and the period in which these criteria are met. Refer to Note 3 for further discussion of discontinued operations.

Recent Accounting Pronouncements

On April 25, 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (Revised 2007), “Business Combinations,” and other U.S. GAAP. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of this FSP may impact the useful lives the Company assigns to intangible assets that are acquired through future business combinations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (“SFAS 141R”), a replacement of SFAS No. 141. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and applies to all business combinations. SFAS 141R provides that, upon initially obtaining control, an acquirer shall recognize 100 percent of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100 percent of its target. As a consequence, the current step acquisition model will be eliminated. Additionally, SFAS 141R changes current practice, in part, as follows: (1) contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration; (2) transaction costs will be expensed as incurred, rather than capitalized as part of the purchase

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

price; (3) pre-acquisition contingencies, such as legal issues, will generally have to be accounted for in purchase accounting at fair value; and (4) in order to accrue for a restructuring plan in purchase accounting, the requirements in SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” would have to be met at the acquisition date. While there is no expected impact to the Company’s consolidated financial statements on the accounting for acquisitions completed prior to December 31, 2008, the adoption of SFAS 141R on January 1, 2009 could materially change the accounting for business combinations consummated subsequent to that date and for tax matters relating to prior acquisitions settled subsequent to December 31, 2008.

3.	Discontinued Operations

Little Blue Book

During March 2009, the Company decided to divest LBB as it is not strategic to the rest of the overall business, and initiated the process of seeking a buyer for LBB. Accordingly, the financial information for LBB has been reflected as discontinued operations in the accompanying consolidated financial statements. Summarized operating results for the discontinued operations of LBB are as follows:

	Years Ended December 31,
	2008	2007	2006

Revenue	$9,235	$12,461	$9,342

Income before taxes	$1,954	$4,462	$751

The major classes of assets and liabilities of LBB are as follows:

	December 31,
	2008	2007

Assets of discontinued operations:
Accounts receivable, net	$1,058	$2,671
Property and equipment, net	98	80
Goodwill	11,044	11,044
Intangible assets, net	362	680
Other assets	13	12

Total assets	$12,575	$14,487

Liabilities of discontinued operations:
Accrued expenses	$113	$257
Deferred revenue	876	883
Deferred tax liability	1,610	1,309

Total liabilities	$2,599	$2,449

ACS/ACP Business

As of December 31, 2007, the Company entered into an Asset Sale Agreement and completed the sale of certain assets and certain liabilities of its medical reference publications business, including the publications ACP Medicine and ACS Surgery: Principles and Practice. The assets and liabilities sold are referred to below as “ACS/ACP Business.” ACP Medicine and ACS Surgery are official publications of the American College of Physicians and the American College of Surgeons, respectively. As a result of the sale, the historical financial

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

information of the ACS/ACP Business has been reclassified as discontinued operations in the accompanying consolidated financial statements. The Company will receive net cash proceeds of $2,575, consisting of $1,925 received during 2008 and the remaining $650 to be received during 2009. The Company incurred approximately $750 of professional fees and other expenses associated with the sale of the ACS/ACP Business. In connection with the sale, the Company recognized a (loss) gain of ($234) and $3,394 during the years ended December 31, 2008 and 2007, respectively. Summarized operating results for the discontinued operations of the ACS/ACP Business and the gain recognized on the sale are as follows:

	Years Ended December 31,
	2008	2007	2006

Revenue	$—	$4,219	$5,105

(Loss) income before taxes	$—	$(129)	$385

(Loss) gain on disposal before taxes	$(234)	$3,394	$—

4.	Stock Repurchase Program

On December 4, 2008, the Company announced the authorization of a stock repurchase program, at which time the Company was authorized to use up to $30,000 to purchase shares of its Class A Common Stock, from time to time, in the open market, through block trades or in private transactions, depending on market conditions and other factors. During 2008, no shares were repurchased under this program.

5.	Transactions with HLTH

Agreements with HLTH

In connection with the IPO in September 2005, the Company entered into a number of agreements with HLTH governing the future relationship of the companies, including a Services Agreement, a Tax Sharing Agreement and an Indemnity Agreement. These agreements cover a variety of matters, including responsibility for certain liabilities, including tax liabilities, as well as matters related to HLTH providing the Company with administrative services, such as payroll, accounting, tax, employee benefit plans, employee insurance, intellectual property, legal and information processing services. Under the Services Agreement, the Company has agreed to reimburse HLTH an amount that reasonably approximates HLTH’s cost of providing services to the Company. HLTH has agreed to make the services available to the Company for up to five years; however, the Company is not required, under the Services Agreement, to continue to obtain services from HLTH and is able to terminate services, in whole or in part, at any time generally by providing, with respect to the specified services or groups of services, 60 days’ prior notice and, in some cases, paying a nominal termination fee to cover costs relating to the termination. The terms of the Services Agreement provide that HLTH has the option to terminate the services that it provides for the Company, in whole or in part, if it ceases to provide such services for itself, upon at least 180 days’ written notice to the Company.

On February 15, 2006, the Tax Sharing Agreement was amended to provide that HLTH would compensate the Company for any use of the Company’s net operating loss (“NOL”) carryforwards resulting from certain extraordinary transactions, as defined in the Tax Sharing Agreement. On September 14, 2006, HLTH completed the sale of its Emdeon Practice Services business (“EPS”) for approximately $565,000 in cash (“EPS Sale”). On November 16, 2006, HLTH completed the sale of a 52% interest in its Emdeon Business Services business (“EBS”) for approximately $1,200,000 in cash (“2006 EBS Sale”). HLTH recognized a taxable gain on the sales of EPS and EBS and utilized a portion of its federal NOL carryforwards to offset the gain on these transactions. Under the Tax Sharing Agreement between HLTH and the Company, the Company was reimbursed for its NOL carryforwards utilized by HLTH in these transactions

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

at the current federal statutory rate of 35%. During 2007, HLTH reimbursed the Company $149,862 attributable to the NOL that was utilized by HLTH as a result of the EPS Sale and the 2006 EBS Sale. The reimbursement was recorded as capital contribution, which increased additional paid-in capital.

In February 2008, HLTH and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which HLTH would merge into the Company, with the Company continuing as the surviving corporation. Pursuant to the terms of a Termination Agreement entered into on October 19, 2008 (the “Termination Agreement”), HLTH and the Company mutually agreed, in light of the turmoil in financial markets, to terminate the Merger Agreement. The Termination Agreement maintained HLTH’s obligation, under the terms of the Merger Agreement, to pay the expenses the Company incurred in connection with the merger. In connection with the termination of the merger, HLTH assigned to the Company the Amended and Restated Data License Agreement, dated as of February 8, 2008, among HLTH, EBS Master LLC and certain affiliated companies.

Also, in connection with the termination of the Merger Agreement, the Tax Sharing Agreement was further amended to provide that, for tax years beginning after December 31, 2007, HLTH is no longer required to reimburse the Company for use of NOL carryforwards attributable to the Company that may result from extraordinary transactions by HLTH. The Tax Sharing Agreement has not, other than with respect to certain extraordinary transactions by HLTH, required either HLTH or the Company to reimburse the other party for any net tax savings realized by the consolidated group as a result of the group’s utilization of the Company’s or HLTH’s NOL carryforwards during the period of consolidation, and that will continue following the amendment. Accordingly, HLTH will not be required to reimburse the Company for use of NOL carryforwards attributable to the Company in connection with (a) HLTH’s sale in February 2008 of its 48% minority interest in EBS to an affiliate of General Atlantic LLC and investment funds managed by Hellman & Friedman LLC for a sale price of $575,000 in cash or (b) HLTH’s sale in July 2008 of its ViPS segment to an affiliate of General Dynamics Corporation for approximately $225,000 in cash. HLTH expects to recognize taxable gains on these transactions and expects to utilize a portion of the Company’s federal NOL carryforward to offset a portion of the tax liability resulting from these transactions.

Charges from the Company to HLTH

Revenue.  The Company sells certain of its products and services to HLTH businesses. These amounts are included in revenue during the years ended December 31, 2008, 2007 and 2006. The Company charges HLTH rates comparable to those charged to third parties for similar products and services.

Charges from HLTH to the Company

Corporate Services.  The Company is charged a services fee (the “Services Fee”) for costs related to corporate services provided by HLTH. The services that HLTH provides include certain administrative services, including payroll, accounting, tax planning and compliance, employee benefit plans, legal matters and information processing. In addition, the Company reimburses HLTH for an allocated portion of certain expenses that HLTH incurs for outside services and similar items, including insurance fees, outside personnel, facilities costs, professional fees, software maintenance fees and telecommunication costs. HLTH has agreed to make the services available to the Company for up to 5 years following the IPO. These expense allocations were determined on a basis that HLTH and the Company consider to be a reasonable assessment of the costs of providing these services, exclusive of any profit margin. The basis the Company and HLTH used to determine these expense allocations required management to make certain judgments and assumptions. The Services Fee is reflected in general and administrative expense within the accompanying consolidated statements of operations.

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Healthcare Expense.  The Company is charged for its employees’ participation in HLTH’s healthcare plans. Healthcare expense is charged based on the number of total employees of the Company and reflects HLTH’s average cost of these benefits per employee. Healthcare expense is reflected in the accompanying consolidated statements of operations in the same expense captions as the related salary costs of those employees.

Stock-Based Compensation Expense.  Stock-based compensation expense is related to stock option issuances and restricted stock awards of HLTH Common Stock that have been granted to certain employees of the Company. Stock-based compensation expense is allocated on a specific employee identification basis. The expense is reflected in the accompanying consolidated statements of operations in the same expense captions as the related salary costs of those employees. The allocation of stock-based compensation expense related to HLTH Common Stock is recorded as a capital contribution in additional paid-in capital.

The following table summarizes the allocations reflected in the Company’s consolidated financial statements:

	Years Ended December 31,
	2008	2007	2006

Charges from the Company to HLTH:
Intercompany revenue	$80	$250	$496
Charges from HLTH to the Company:
Corporate services	3,410	3,340	3,190
Healthcare expense	8,220	5,877	4,116
Stock-based compensation expense	257	2,249	6,183

6.	Investment and Business Combinations

2008 Investment

On November 19, 2008, the Company acquired Series D preferred stock in a privately held company. The total investment was approximately $6,471, which includes approximately $470 of acquisition costs and is included within other assets in the accompanying balance sheet as of December 31, 2008. Since the Company does not have the ability to exercise significant influence over this company, the investment is accounted for under the cost method.

2006 Acquisitions

On December 15, 2006 (the “Subimo Closing Date”), the Company acquired all of the outstanding limited liability company interests of Subimo, LLC (“Subimo”), a privately held provider of healthcare decision-support applications to large employers, health plans and financial institutions. The initial purchase consideration for Subimo was valued at approximately $59,320, comprised of $32,820 in cash, net of cash acquired, $26,000 of WebMD Class A Common Stock and $500 of acquisition costs. Pursuant to the terms of the Subimo Purchase Agreement, the Company deferred the issuance of the $26,000 of equity equal to 640,930 shares of Class A Common Stock. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the allocation of the purchase price and intangible asset valuation, goodwill of $47,776 and intangible assets subject to amortization of $12,300 were recorded. The intangible assets are comprised of $10,000 relating to customer relationships with estimated useful lives of twelve years and $2,300 relating to acquired technology with an estimated useful life of three years. The goodwill and intangible assets recorded will be deductible for tax

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

purposes. The results of operations of Subimo have been included in the financial statements of the Company from December 15, 2006, the closing date of the acquisition.

The Deferred Shares were ultimately issued on December 3, 2008 and were repurchased from the Subimo Sellers immediately following their issuance at a purchase price of $20.00 per share, the closing market price of the Company’s Class A Common Stock on The Nasdaq Global Select Market on December 3, 2008. Since the Deferred Shares had a market value that was less than $24.34 per share when issued, the Company was required, under the Subimo Purchase Agreement, to pay additional cash consideration to the Subimo Sellers at the time of the issuance of the shares in an amount equal to the aggregate shortfall, which was $2,782. This payment was reflected as a reduction to additional paid-in capital in the accompanying consolidated balance sheets.

On September 11, 2006, the Company acquired the interactive medical education, promotion and physician recruitment businesses of Medsite, Inc. (“Medsite”). Medsite provides e-detailing promotion and physician recruitment services for pharmaceutical, medical device and healthcare companies, including program development, targeted recruitment and online distribution and delivery. In addition, Medsite provides educational programs to physicians. The total purchase consideration for Medsite was approximately $31,467, comprised of $30,682 in cash, net of cash acquired, and $785 of acquisition costs. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the allocation of the purchase price and intangible asset valuation, goodwill of $31,934 and intangible assets subject to amortization of $11,000 were recorded. The goodwill and intangible assets recorded will be deductible for tax purposes. The intangible assets are comprised of $6,000 relating to customer relationships with estimated useful lives of twelve years, $2,000 relating to a trade name with an estimated useful life of ten years, $2,000 relating to content with an estimated useful life of four years and $1,000 relating to acquired technology with an estimated useful life of three years. The results of operations of Medsite have been included in the financial statements of the Company from September 11, 2006, the closing date of the acquisition.

On June 13, 2006, the Company acquired Summex Corporation (“Summex”), a provider of health and wellness programs that include online and offline health risk assessments, lifestyle education and personalized telephonic health coaching. The total purchase consideration for Summex was approximately $30,043, comprised of $29,543 in cash, net of the cash acquired, and $500 of acquisition costs. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the allocation of the purchase price and intangible asset valuations, goodwill of $18,852 and intangible assets subject to amortization of $11,300 were recorded. The goodwill and intangible assets recorded will not be deductible for tax purposes. The intangible assets are comprised of $6,000 relating to customer relationships with estimated useful lives of eleven years, $2,700 relating to acquired technology with an estimated useful life of three years, $1,100 relating to content with an estimated useful life of four years and $1,500 relating to a trade name with an estimated useful life of ten years. The results of operations of Summex have been included in the financial statements of the Company from June 13, 2006, the closing date of the acquisition.

On January 17, 2006, the Company acquired eMedicine.com, Inc. (“eMedicine”), a privately held online publisher of medical reference information for physicians and other healthcare professionals. The total purchase consideration for eMedicine was approximately $25,195, comprised of $24,495 in cash, net of cash acquired, and $700 of acquisition costs. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the tangible and intangible assets acquired and the liabilities assumed on the basis of their respective fair values. In connection with the allocation of the

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

purchase price and intangible asset valuation, goodwill of $20,704 and an intangible asset subject to amortization of $6,390 were recorded. The goodwill and intangible asset recorded will not be deductible for tax purposes. The intangible assets recorded were $4,300 relating to content with an estimated useful life of three years, $1,000 relating to acquired technology with an estimated useful life of three years, $790 relating to a trade name with an estimated useful life of ten years and $300 relating to customer relationships with estimated useful lives of ten years. The results of operations of eMedicine have been included in the financial statements of the Company from January 17, 2006, the closing date of the acquisition.

Condensed Balance Sheet Data

The following table summarizes the tangible and intangible assets acquired, the liabilities assumed and the consideration paid for each acquisition:

	Subimo	Medsite	Summex	eMedicine

Accounts receivable	$1,725	$2,469	$1,064	$1,717
Deferred revenue	(6,900)	(13,124)	(1,173)	(2,612)
Other tangible assets (liabilities), net	4,419	(812)	—	(1,004)
Intangible assets	12,300	11,000	11,300	6,390
Goodwill	47,776	31,934	18,852	20,704

Total purchase price	$59,320	$31,467	$30,043	$25,195

Unaudited Pro Forma Information

The following unaudited pro forma financial information for the year ended December 31, 2006 gives effect to the acquisitions of Subimo, Medsite, Summex and eMedicine including the amortization of intangible assets, as if they had occurred on January 1, 2006. The information is provided for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the transactions had been consummated at the dates indicated, nor is it necessarily indicative of future operating results of the combined companies, and should not be construed as representative of these results for any future period.

Year Ended
December 31,
2006

Revenue	$262,523
Net loss	(6,791)
Basic and diluted net loss per common share	(0.12)

7.	Significant Transactions

America Online, Inc.

In May 2001, HLTH entered into an agreement for a strategic alliance with Time Warner, Inc. (“Time Warner”). Under the agreement, the Company was the primary provider of healthcare content, tools and services for use on certain America Online (“AOL”) properties. The agreement ended on May 1, 2007. Under the agreement, the Company and AOL shared certain revenue from advertising, commerce and programming on the health channels of the AOL properties and on a co-branded service created for AOL by the Company. The Company was entitled to share in revenue and was guaranteed a minimum of $12,000 during each contract year from May 1, 2005 through May 1, 2007 when the agreement ended for its share of advertising revenue. Included in the accompanying consolidated statements of operations, for the years ended December 31, 2007 and 2006 is revenue of $2,658 and $8,312, respectively, related to sales to third parties of

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

advertising and sponsorship on the AOL health channels, primarily sold through the Company’s sales organization. Also included in revenue during the years ended December 31, 2007 and 2006 is $1,515 and $5,125, respectively, related to the guarantee discussed above.

News Corporation

In connection with a strategic relationship with News Corporation that HLTH entered into in 2000 and amended in 2001, HLTH received rights to an aggregate of $205,000 advertising services from News Corporation to be used over nine years expiring in 2009 in exchange for equity securities issued by HLTH. In September 2005, the rights to these advertising services were contributed to the Company in connection with the IPO. The amount of advertising services received in any contract year is based on the current market rates in effect at the time the advertisement is placed. Additionally, the amount of advertising services that can be used in any contract year is subject to contractual limitations. The advertising services were recorded at fair value determined using a discounted cash flow methodology. The remaining portion of these advertising services is included in prepaid advertising in the accompanying consolidated balance sheets.

Fidelity Human Resources Services Company LLC

In 2004, the Company entered into an agreement with Fidelity Human Resources Services Company LLC (“FHRS”) to integrate the Company’s private portals product into the services FHRS provides to its clients. FHRS provides human resources administration and benefit administration services to employers. The Company recorded revenue of $9,399, $10,362 and $7,802 during the years ended December 31, 2008, 2007 and 2006, respectively, and $2,070 and $2,069 is included in accounts receivable as of December 31, 2008 and 2007, respectively, related to the FHRS agreement. FHRS is an affiliate of FMR Corp, which reported beneficial ownership of approximately 5.2%, 16.5% and 10.8% of the Company’s Class A Common Stock at December 31, 2008, 2007 and 2006, respectively, and 9.9%, 13.6% and 13.0% of HLTH’s common stock at December 31, 2008, 2007 and 2006, respectively.

8.	Long-Lived Assets

Property and Equipment

Property and equipment consists of the following:

	December 31,
	2008	2007

Computer equipment	$25,850	$17,702
Office equipment, furniture and fixtures	6,625	6,005
Software	23,414	15,894
Leasehold improvements	19,448	16,746
Web site development costs	26,210	21,389

	101,547	77,736
Less: accumulated depreciation	(47,382)	(29,227)

Property and equipment, net	$54,165	$48,509

Depreciation expense was $18,524, $14,138 and $6,333 in 2008, 2007 and 2006, respectively.

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill and Intangible Assets

SFAS No. 142 requires that goodwill and certain intangibles be tested for impairment at least annually or when indicators of impairment are present. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144. Based on the Company’s analysis, there was no impairment of goodwill in connection with the annual impairment tests that were performed during the years ended December 31, 2008, 2007 and 2006.

The changes in the carrying amount of goodwill during the years ended December 31, 2008 and 2007 are as follows:

Balance as of January 1, 2007	$213,984
Purchase price allocations and other adjustments	(3,599)

Balance as of December 31, 2007	210,385
Tax valuation allowance reversal	(1,270)
Purchase price allocations	(148)

Balance as of December 31, 2008	$208,967

Intangible assets subject to amortization consist of the following:

	December 31, 2008				December 31, 2007
				Weighted				Weighted
	Gross			Average	Gross			Average
	Carrying	Accumulated		Remaining	Carrying	Accumulated		Remaining
	Amount	Amortization	Net	Useful Life(a)	Amount	Amortization	Net	Useful Life(a)

Content	$15,954	$(14,541)	$1,413	1.7	$15,954	$(12,581)	$3,373	2.1
Customer relationships	32,430	(12,872)	19,558	8.7	32,430	(9,485)	22,945	9.2
Technology and patents	14,700	(13,370)	1,330	0.8	14,700	(9,856)	4,844	1.5
Trade names	6,030	(2,094)	3,936	7.4	6,030	(1,558)	4,472	8.4

Total	$69,114	$(42,877)	$26,237		$69,114	$(33,480)	$35,634

(a)	The calculation of the weighted average remaining useful life is based on the net book value and the remaining amortization period of each respective intangible asset.

Amortization expense was $9,397, $12,647 and $10,821 in 2008, 2007 and 2006, respectively. Future amortization expense for intangible assets is estimated to be:

Year ending December 31:

2009	$6,146
2010	3,231
2011	2,464
2012	2,464
2013	2,464
Thereafter	9,468

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.	Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2008	2007

Accrued compensation	$20,287	$16,945
Accrued outside services	2,492	2,308
Accrued marketing and distribution	1,937	1,788
Accrued purchases of property and equipment	1,518	897
Other accrued liabilities	5,007	4,303

Total accrued expenses	$31,241	$26,241

10.	Restructuring

As a result of the completion of the integration of previously acquired businesses and efficiencies that the Company continues to realize from infrastructure investments. The Company recorded a restructuring charge during 2008 of $2,460 for the severance expenses related to the reduction of approximately 5% of the work force and $450 of costs to consolidate facilities and other exit costs. The remaining accrual related to this charge is $2,530 and is reflected in accrued expenses in the accompanying consolidated balance sheet as of December 31, 2008.

11.	Commitments and Contingencies

Legal Proceedings

Department of Justice and SEC Investigations of HLTH

As previously disclosed, the United States Attorney for the District of South Carolina is conducting an investigation of HLTH, which HLTH first learned about on September 3, 2003. Based on the information available to HLTH, it believes that the investigation relates principally to issues of financial accounting improprieties for Medical Manager Corporation, a predecessor of HLTH (by its merger into HLTH in September 2000), and, more specifically, its Medical Manager Health Systems, Inc. subsidiary. Medical Manager Health Systems was a predecessor to Emdeon Practice Services, Inc., a subsidiary that HLTH sold to Sage Software, Inc. in September 2006.

While HLTH is not sure of the investigation’s exact scope, it does not believe that the investigation relates to the business of our company or any of our subsidiaries. HLTH believes that the investigation relates principally to issues of financial accounting improprieties relating to Medical Manager Health Systems, including activities that artificially inflated revenues and earnings of Medical Manager Health Systems. HLTH has been cooperating and intends to continue to cooperate fully with the U.S. Attorney’s Office. HLTH’s Board of Directors has formed a Special Committee consisting solely of independent directors to oversee this matter, with the sole authority to direct HLTH’s response to the allegations that have been raised.

In January 2005, certain former employees of Emdeon Practice Services agreed to plead guilty to mail fraud and tax evasion as a result of the investigation by the U.S. Attorney. According to the Informations, Plea Agreements and Factual Summaries filed by the U.S. Attorney in, and available from, the District Court of the United States for the District of South Carolina — Beaufort Division, on January 7, 2005, the three former employees and other then unnamed co-schemers were engaged in schemes between 1997 and 2002 that included causing companies acquired by Medical Manager Health Systems to pay the former vice president in charge of acquisitions for Medical Manager Health Systems and co-schemers kickbacks which were funded

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

through increases in the purchase price paid by Medical Manager Health Systems to the acquired company and that included fraudulent accounting practices to inflate artificially the quarterly revenues and earnings of Medical Manager Health Systems when it was an independent public company called Medical Manager Corporation from 1997 through 1999, when and after it became acquired by Synetic, Inc. in July 1999 and when and after it became a subsidiary of HLTH in September 2000. A fourth former officer of Medical Manager Health Systems pleaded guilty to similar activities later in 2005.

On December 15, 2005, the U.S. Attorney announced indictments of the following former officers and employees of Medical Manager Health Systems: Ted W. Dorman, a former Regional Vice President of Medical Manager Health Systems, who was employed until March 2003; Charles L. Hutchinson, a former Controller of Medical Manager Health Systems, who was employed until June 2001; Maxie L. Juzang, a former Vice President of Medical Manager Health Systems, who was employed until August 2005; John H. Kang, a former President of Medical Manager Health Systems, who was employed until May 2001; Frederick B. Karl, Jr., a former General Counsel of Medical Manager Health Systems, who was employed until April 2000; Franklyn B. Krieger, a former Associate General Counsel of Medical Manager Health Systems, who was employed until February 2002; Lee A. Robbins, a former Vice President and Chief Financial Officer of Medical Manager Health Systems, who was employed until September 2000; John P. Sessions, a former President and Chief Operating Officer of Medical Manager Health Systems, who was employed until September 2003; Michael A. Singer, a former Chief Executive Officer of Medical Manager Health Systems and a former director of HLTH, who was most recently employed by HLTH as its Executive Vice President, Physician Software Strategies until February 2005; and David Ward, a former Vice President of Medical Manager Health Systems, who was employed until June 2005. The Indictment charges the persons listed above with conspiracy to commit mail, wire and securities fraud, a violation of Title 18, United States Code, Section 371 and conspiracy to commit money laundering, a violation of Title 18, United States Code, Section 1956(h). The indictment charges Messrs. Sessions and Ward with substantive counts of money laundering, violations of Title 18, United States Code, Section 1957. The allegations set forth in the Indictment describe activities that are substantially similar to those described above with respect to the January 2005 plea agreements.

On February 27, 2007, the United States Attorney filed a Second Superseding Indictment with respect to the former officers and employees of Medical Manager Health Systems charged under the prior Indictment, other than Mr. Juzang. The allegations set forth in the Second Superseding Indictment are substantially similar to those described above. The trial of the indicted former officers and directors of Medical Manager Health Systems has been scheduled for May 4, 2009. Mr. Robbins passed away on September 27, 2008 and on October 15, 2008 the court granted a motion to dismiss Mr. Robbins from the Second Superseding Indictment.

Based on the information it has obtained to date, including that contained in the court documents filed by the United States Attorney in South Carolina, HLTH does not believe that any member of its senior management whose duties were not primarily related to the operations of Medical Manager Health Systems during the relevant time periods engaged in any of the violations or improprieties described in those court documents. HLTH understands, however, that in light of the nature of the allegations involved, the U.S. Attorney’s office has been investigating all levels of HLTH’s management. Some members of the Company’s senior management are also serving or have served as members of senior management of HLTH. In the event members of the Company’s senior management were to be implicated in any wrongdoing, it could have an adverse impact on the Company.

HLTH understands that the SEC is also conducting a formal investigation into this matter.

The terms of an indemnity agreement between HLTH and the Company provide that HLTH will indemnify the Company against any and all liabilities arising from or based on this investigation.

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other Legal Proceedings

In the normal course of business, the Company and its subsidiaries are involved in various other claims and legal proceedings. While the ultimate resolution of these matters has yet to be determined, the Company does not believe that their outcomes will have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity.

Leases

The Company leases its office space and data center locations under operating lease agreements that expire at various dates through 2018. Total rent expense for all operating leases was approximately $6,543, $6,329 and $4,666 in 2008, 2007 and 2006, respectively. Included in other long-term liabilities as of December 31, 2008 and 2007 were $8,320 and $9,171, respectively, related to lease incentives and the difference between rent expense and the rental amount payable for leases with fixed escalations.

Future minimum lease commitments under non-cancelable lease agreements at December 31, 2008 were as follows:

Year ending December 31,

2009	$7,507
2010	7,441
2011	6,690
2012	4,923
2013	4,543
Thereafter	11,440

Total minimum lease payments	$42,544

Other Contingencies

The Company provides certain indemnification provisions within its license agreements to protect the other party from any liabilities or damages resulting from a claim of misappropriation or infringement by third parties relating to its products and services. The Company has not incurred a liability relating to any of these indemnification provisions in the past and management believes that the likelihood of any future payment relating to these provisions is unlikely. Therefore, the Company has not recorded a liability during any period for these indemnification provisions.

12.	Stock-Based Compensation Plans

The Company has various stock compensation plans under which directors, officers and other eligible employees receive awards of options to purchase the Company’s Class A Common Stock and HLTH Common Stock and restricted shares of the Company’s Class A Common Stock and HLTH Common Stock. The following sections of this note summarize the activity for each of these plans.

HLTH Plans

Certain WebMD employees participate in the stock-based compensation plans of HLTH (collectively, the “HLTH Plans”). Under the HLTH Plans certain of the Company’s employees have received grants of options to purchase HLTH Common Stock and restricted shares of HLTH Common Stock. Additionally, all eligible WebMD employees were provided the opportunity to participate in HLTH’s employee stock purchase plan until HLTH terminated the stock purchase plan on April 30, 2008. All unvested options to purchase HLTH

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Common Stock and restricted shares of HLTH Common Stock held by the Company’s employees as of the effective date of the IPO continue to vest under the original terms of those awards. An aggregate of 2,843,675 shares of HLTH Common Stock remained available for grant under the HLTH Plans at December 31, 2008.

Stock Options

Generally, options under the HLTH Plans vest and become exercisable ratably over periods ranging from three to five years based on their individual grant dates subject to continued employment on the applicable vesting dates. The majority of options granted under the HLTH Plans expire within ten years from the date of grant. Options are granted at prices not less than the fair market value of HLTH’s Common Stock on the date of grant. The following table summarizes activity for the HLTH Plans relating to the Company’s employees for the years ended December 31, 2008, 2007 and 2006:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise Price	Contractual Life	Intrinsic
	Shares	Per Share	(In Years)	Value(1)

Outstanding at January 1, 2006	19,628,206	$11.75
Exercised	(3,634,936)	7.20
Forfeited	(847,500)	16.11
Net transfers to HLTH	(280,514)	8.46

Outstanding at December 31, 2006	14,865,256	12.68
Exercised	(4,479,012)	11.06
Forfeited	(1,167,268)	10.69
Net transfers to HLTH	(392,988)	15.41

Outstanding at December 31, 2007	8,825,988	13.59
Granted	180,000	9.46
Exercised	(900,551)	7.41
Forfeited	(423,630)	21.28
Net transfers from HLTH	3,750	9.70

Outstanding at December 31, 2008	7,685,557	$13.80	2.9	$5,796

Vested and exercisable at the end of the year	7,384,458	$13.98	2.7	$5,449

(1)	The aggregate intrinsic value is based on the market price of HLTH’s Common Stock on December 31, 2008, which was $10.46, less the applicable exercise price of the underlying option. This aggregate intrinsic value represents the amount that would have been realized if all the option holders had exercised their options on December 31, 2008.

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes information with respect to HLTH options outstanding and options exercisable related to the Company’s employees at December 31, 2008:

	Outstanding			Exercisable
			Weighted
		Weighted	Average		Weighted
		Average	Remaining		Average
		Exercise Price	Contractual Life		Exercise Price
Exercise Prices	Shares	Per Share	(In Years)	Shares	Per Share

$3.43-$8.59	1,662,510	$7.74	4.8	1,639,760	$7.74
$8.60-$10.87	1,108,872	9.32	6.0	830,523	9.29
$11.55	1,625,000	11.55	1.4	1,625,000	11.55
$11.69-$15.00	1,576,250	12.96	1.6	1,576,250	12.96
$15.06-$94.69	1,712,925	25.47	1.6	1,712,925	25.47

	7,685,557	$13.80	2.9	7,384,458	$13.98

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, considering the assumptions noted in the following table.

Year Ended
December 31,
2008

Expected dividend yield	0%
Expected volatility	0.37
Risk free interest rate	1.36%
Expected term (years)	3.6
Weighted-average fair value of options granted during the year	$2.78

Expected volatility is based on implied volatility from traded options of HLTH Common Stock combined with historical volatility of HLTH Common Stock. The expected term represents the period of time that options are expected to be outstanding following their grant date, and was determined using historical exercise data. The risk-free rate is based on the U.S. Treasury yield curve for periods equal to the expected term of the options on the grant date.

Restricted Stock Awards

HLTH Restricted Stock consists of shares of HLTH Common Stock which have been awarded to the Company’s employees with restrictions that cause them to be subject to substantial risk of forfeiture and restrict their sale or other transfer by the employee until they vest. Generally, HLTH Restricted Stock awards vest ratably over periods ranging from three to five years based on their individual award dates subject to continued employment on the applicable vesting dates. The following table summarizes the activity of non-

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

vested HLTH Restricted Stock relating to the Company’s employees for the years ended December 31, 2008, 2007 and 2006:

	Years Ended December 31,
	2008		2007		2006
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Grant Date		Grant Date		Grant Date
	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value

Balance at the beginning of the year	3,125	$11.74	202,414	$8.92	423,860	$8.46
Vested	(3,125)	11.74	(130,302)	8.65	(218,112)	8.03
Forfeited	—	—	(75,237)	9.51	—	—
Net transfers from (to) HLTH	—	—	6,250	11.74	(3,334)	8.59

Balance at the end of the year	—	$—	3,125	$11.74	202,414	$8.92

Proceeds received by HLTH from the exercise of options to purchase HLTH Common Stock were $6,672, $49,538 and $26,173 for the years ended December 31, 2008, 2007 and 2006, respectively. The intrinsic value related to the exercise of these stock options, as well as the fair value of shares of HLTH Restricted Stock that vested was $3,685, $18,326 and $18,020 for the years ended December 31, 2008, 2007 and 2006, respectively.

WebMD Plans

During September 2005, the Company adopted the 2005 Long-Term Incentive Plan (as amended, the “2005 Plan”). In connection with the acquisition of Subimo, LLC in December 2006, the Company adopted the WebMD Health Corp. Long-Term Incentive Plan for Employees of Subimo, LLC (as amended, the “Subimo Plan”). The terms of the Subimo Plan are similar to the terms of the 2005 Plan but it has not been approved by the Company’s stockholders. Awards under the Subimo Plan were made on the date of the Company’s acquisition of Subimo, LLC in reliance on the NASDAQ Global Select Market exception to shareholder approval for equity grants to new hires. No additional grants will be made under the Subimo Plan. The 2005 Plan and the Subimo Plan are included in all references as the “WebMD Plans.” The maximum number of shares of the Company’s Class A Common Stock that may be subject to options or restricted stock awards under the WebMD Plans was 14,980,574 as of December 31, 2008, subject to adjustment in accordance with the terms of the WebMD Plans. The Company had an aggregate of 2,049,732 shares of Class A Common Stock available for future grants under the WebMD Plans at December 31, 2008. Shares of Class A Common Stock are issued from treasury stock when options are exercised or restricted stock is granted to the extent shares are available in treasury, otherwise new Class A Common Stock is issued in connection with these transactions.

Stock Options

Generally, options under the WebMD Plans vest and become exercisable ratably over periods ranging from four to five years based on their individual grant dates subject to continued employment on the applicable vesting dates. The options granted under the WebMD Plans expire within ten years from the date of grant. Options are granted at prices not less than the fair market value of the Company’s Class A Common

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Stock on the date of grant. The following table summarizes activity for the WebMD Plans for the years ended December 31, 2008, 2007 and 2006:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise Price	Contractual Life	Intrinsic
	Shares	Per Share	(In Years)	Value(1)

Outstanding at January 1, 2006	4,533,100	$18.31
Granted	1,683,700	38.16
Exercised	(291,154)	18.05
Forfeited	(523,863)	27.84

Outstanding at December 31, 2006	5,401,783	23.59
Granted	998,850	47.49
Exercised	(684,909)	20.96
Forfeited	(695,173)	31.80

Outstanding at December 31, 2007	5,020,551	27.56
Granted	6,148,925	24.37
Exercised	(216,311)	17.55
Forfeited	(668,929)	33.77

Outstanding at December 31, 2008	10,284,236	$25.46	8.8	$15,716

Vested and exercisable at the end of the year	2,379,425	$23.36	7.0	$10,458

(1)	The aggregate intrinsic value is based on the market price of the Company’s Class A Common Stock on December 31, 2008, which was $23.59, less the applicable exercise price of the underlying option. This aggregate intrinsic value represents the amount that would have been realized if all the option holders had exercised their options on December 31, 2008.

The following table summarizes information with respect to options outstanding and options exercisable at December 31, 2008:

	Outstanding			Exercisable
		Weighted	Weighted Average		Weighted
		Average	Remaining		Average
		Exercise Price	Contractual Life		Exercise Price
Exercise Prices	Shares	Per Share	(In Years)	Shares	Per Share

$17.50	2,486,530	$17.50	6.8	1,717,267	$17.50
$18.37-$19.95	114,400	19.27	9.9	—	—
$20.52-$23.61	5,377,825	23.60	9.9	—	—
$23.74-$49.54	2,074,931	37.19	8.3	601,823	37.16
$49.82-$61.35	230,550	52.44	8.5	60,335	52.42

	10,284,236	$25.46	8.8	2,379,425	$23.36

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model considering the assumptions noted in the following table.

	Years Ended December 31,
	2008	2007	2006

Expected dividend yield	0%	0%	0%
Expected volatility	0.57	0.44	0.60
Risk free interest rate	1.23%	4.25%	4.69%
Expected term (years)	3.3	3.4	3.2
Weighted-average fair value of options granted during the year	$9.88	$17.26	$17.33

Prior to August 1, 2007, expected volatility was based on implied volatility from traded options of stock of comparable companies combined with historical stock price volatility of comparable companies. Beginning on August 1, 2007, expected volatility is based on implied volatility from traded options of the Company’s Class A Common Stock combined with historical volatility of the Company’s Class A Common Stock. The expected term represents the period of time that options are expected to be outstanding following their grant date, and was determined using historical exercise data. The risk-free rate is based on the U.S. Treasury yield curve for periods equal to the expected term of the options on the grant date.

Restricted Stock Awards

The Company Restricted Stock consists of shares of the Company’s Class A Common Stock which have been awarded to employees with restrictions that cause them to be subject to substantial risk of forfeiture and restrict their sale or other transfer by the employee until they vest. Generally, the Company’s Restricted Stock awards vest ratably over periods ranging from four to five years from their individual award dates subject to continued employment on the applicable vesting dates. The following table summarizes the activity of non-vested Company Restricted Stock for the years ended December 31, 2008, 2007 and 2006:

	Years Ended December 31,
	2008		2007		2006
		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Grant Date		Grant Date		Grant Date
	Shares	Fair Value	Shares	Fair Value	Shares	Fair Value

Balance at the beginning of the year	307,722	$29.46	441,683	$25.49	376,621	$17.55
Granted	555,400	23.74	71,700	47.02	184,710	39.50
Vested	(100,562)	23.78	(104,809)	21.92	(94,418)	17.61
Forfeited	(56,551)	36.28	(100,852)	32.42	(25,230)	39.00

Balance at the end of the year	706,009	$25.22	307,722	$29.46	441,683	$25.49

Proceeds received from the exercise of options to purchase the Company’s Class A Common Stock were $3,797, $14,355 and $5,257 for the years ended December 31, 2008, 2007 and 2006, respectively. The intrinsic value related to the exercise of these stock options, as well as the fair value of shares of the Company Restricted Stock that vested was $6,100, $24,821 and $9,115 for the years ended December 31, 2008, 2007 and 2006, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Employee Stock Purchase Plan

HLTH’s Employee Stock Purchase Plan (“ESPP”) allowed eligible employees of the Company the opportunity to purchase shares of HLTH Common Stock through payroll deductions, up to 15% of a participant’s annual compensation with a maximum of 5,000 shares available per participant during each purchase period. The purchase price of the stock was 85% of the fair market value on the last day of each purchase period. During the years ended December 31, 2008, 2007 and 2006, 31,787, 45,755 and 54,822 shares, respectively, of HLTH Common Stock were issued to the Company’s employees under HLTH’s ESPP. The ESPP was terminated effective April 30, 2008.

Other

At the time of the IPO and each year on the anniversary of the IPO, the Company issued shares of its Class A Common Stock to each non-employee director with a value equal to the director’s annual board and committee retainers. The Company recorded $340 of stock-based compensation expense during each of the years ended December 31, 2008, 2007 and 2006, in connection with these issuances.

Additionally, the Company recorded $1,070, $1,094 and $69 of stock-based compensation expense during the years ended December 31, 2008, 2007 and 2006, respectively, in connection with a stock transferability right for shares that were issued in connection with the acquisition of Subimo, LLC by the Company.

The following table summarizes the components and classification of stock-based compensation expense:

	Years Ended December 31,
	2008	2007	2006

HLTH Plans:
Stock options	$182	$2,455	$5,172
Restricted stock	43	(313)	916
WebMD Plans:
Stock options	10,350	13,141	16,606
Restricted stock	1,446	2,546	3,499
ESPP	32	107	95
Other	1,419	1,455	409

Total stock-based compensation expense	$13,472	$19,391	$26,697

Included in:
Cost of operations	$3,818	$5,027	$8,696
Sales and marketing	3,591	4,868	5,574
General and administrative	5,905	9,180	11,890

Income from continuing operations	13,314	19,075	26,160
Income from discontinued operations, net of tax	158	316	537

Total stock-based compensation expense	$13,472	$19,391	$26,697

Tax benefits attributable to the stock-based compensation expense were only realized in certain states in which the Company does not have NOL carryforwards and for alternative minimum tax which limits the utilization of NOL carryforwards. As of December 31, 2008, approximately $556 and $75,837, of unrecognized stock-based compensation expense related to unvested awards (net of estimated forfeitures) is

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

expected to be recognized over a weighted-average period of approximately 2.5 years and 3.6 years, related to the HLTH Plans, and WebMD Plans, respectively.

13.	Retirement Plans

HLTH maintains a defined contribution retirement plan (the “Retirement Plan”) that covers substantially all of the Company’s employees. This Retirement Plan provides for matching contributions and discretionary contributions. The Company has recorded expense related to this Retirement Plan of $1,217, $967 and $627 in 2008, 2007 and 2006, respectively.

14.	Income Taxes

The Company’s results of operations have been included in HLTH’s consolidated U.S. federal and state income tax returns. The provision for income taxes included in the accompanying consolidated financial statements has been determined on a separate return basis using the liability method in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under this method, deferred income taxes are recognized for the future tax consequence of differences between the tax and financial reporting basis of assets and liabilities at each reporting period. The Company is required to assess its deferred tax assets and the need for a valuation allowance on a separate return basis, and exclude from that assessment the utilization of all or a portion of those losses by HLTH under the separate return method. This assessment requires considerable judgment on the part of management with respect to benefits that could be realized from future taxable income, as well as other positive and negative factors.

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. These amounts are reported without the impact resulting from filing on a consolidated tax return basis with HLTH. Significant components of the Company’s deferred tax assets (liabilities) were as follows:

	December 31,
	2008	2007

Deferred tax assets:
Federal net operating loss carryforwards	$187,268	$209,742
State net operating loss carryforwards	23,640	23,467
Federal tax credits	2,935	1,945
Other accrued expenses	9,682	7,649
Allowance for doubtful accounts	520	466
Depreciation	1,427	1,232
Intangible assets	4,672	2,391
Prepaid assets	252	7,986
Stock-based compensation	14,355	12,077
Auction rate securities	12,495	—
Other	—	200

Total deferred tax assets	257,246	267,155
Valuation allowance	(225,148)	(241,675)

Net deferred tax assets	32,098	25,480

Deferred tax liabilities:
Goodwill	(10,953)	(7,773)

Total deferred tax liabilities	(10,953)	(7,773)

Net deferred tax assets	$21,145	$17,707

	December 31,
	2008	2007

Current deferred tax assets, net:
Current deferred tax assets, net of deferred tax liabilities	$43,650	$42,374
Valuation allowance	(38,175)	(38,382)

Current deferred tax assets, net	5,475	3,992

Non-current deferred tax assets, net:
Non-current deferred tax assets, net of deferred tax liabilities	202,643	217,008
Valuation allowance	(186,973)	(203,293)

Non-current deferred tax assets, net	15,670	13,715

Net deferred tax assets	$21,145	$17,707

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The income tax provision (benefit) was as follows:

	Years Ended December 31,
	2008	2007	2006

Current:
Federal	$916	$233	$46
State	2,564	1,835	1,713
Foreign	304	37	10

Current income tax provision	3,784	2,105	1,769
Deferred:
Federal	(2,846)	(22,211)	1,495
State	1,273	957	213

Deferred income tax (benefit) provision	(1,573)	(21,254)	1,708
Reversal of valuation allowance applied to goodwill	—	231	94
Reversal of valuation allowance applied to additional paid-in capital	—	1,274	—

Total income tax provision (benefit)	$2,211	$(17,644)	$3,571

The reconciliation between the federal statutory rate and the effective income tax rate is as follows:

	Years Ended December 31,
	2008	2007	2006

United States federal statutory rate	35.0%	35.0%	35.0%
State income taxes (net of federal benefit)	1.8	(0.5)	(37.0)
Valuation allowance	(56.2)	(92.0)	32.2
Amortization	21.1	—	—
Non-deductible officer compensation	0.3	1.1	23.7
Losses benefited (from) to discontinued operations	(0.4)	7.4	4.8
Other	6.3	5.7	8.9

Effective income tax rate	7.9%	(43.3)%	67.6%

Until the quarter ended December 31, 2007, a full valuation allowance had been provided against all net deferred tax assets, except for a deferred tax liability originating from the Company’s business combinations that resulted in tax-deductible goodwill which is indefinite as to when such liability will reverse. During the quarters ended December 31, 2008 and 2007, after consideration of the relevant positive and negative evidence, the Company reversed $23,683 and $25,481, respectively, of its valuation allowance primarily through the tax provision. The valuation allowance for deferred tax assets decreased by $16,527 and $35,055 in 2008 and 2007, respectively.

On a separate return basis, as of December 31, 2008, the Company had NOL carryforwards for federal income tax purposes of approximately $607,811, which expire in 2010 through 2025, and federal tax credits of approximately $3,546, which excludes the impact of any unrecognized tax benefits, which expire in 2017 through 2027. Approximately $207,990 and $33,063 of these NOL carryforwards were recorded through additional paid-in capital and goodwill, respectively. Therefore, if in the future the Company believes that it is more likely than not that these tax benefits will be realized, this portion of the valuation allowance will be reversed against additional paid-in capital and goodwill, respectively. However, upon the adoption of

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SFAS 141R on January 1, 2009, the reversal of a valuation allowance related to acquired deferred tax assets will no longer be recognized in goodwill and instead will be recognized as a component of the income tax provision.

The Company uses the “with-and-without” approach as described in EITF Topic No. D-32 in determining the order in which tax attributes are utilized. Using the “with-and-without” approach, the Company will only recognize a tax benefit from stock-based awards in additional paid-in capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized. As a result of this approach, tax NOL carryforwards generated from operations and acquired entities are considered utilized before the current period’s share-based deduction.

The Company has excess tax benefits related to stock option exercises subsequent to the adoption of SFAS 123(R) of $72,758 that are not recorded as a deferred tax asset as the amounts would not have resulted in a reduction in current taxes payable if all other tax attributes currently available to the Company were utilized. The benefit of these deductions is recorded to additional paid-in capital at the time the tax deduction results in a reduction of current taxes payable.

On a legal entity basis, as of December 31, 2008, the Company had NOL carryforwards for federal income tax purposes of approximately $141,001, which expire in 2010 through 2027, and federal tax credits of approximately $3,592, which excludes the impact of any unrecognized tax benefits, which expire in 2008 through 2028. These amounts reflect the utilization of NOL carryforwards by HLTH as a result of the sale of certain of its businesses.

Under the U.S. Internal Revenue Code and applicable Treasury regulations relating to manner and order in which NOL carryforwards are utilized when filing consolidated tax returns, a portion of the Company’s actual NOL carryforwards may be required to be utilized by HLTH before HLTH would be permitted to utilize its own NOL carryforwards. Correspondingly, in some situations, such as where HLTH’s NOL carryforwards were the first to be generated, the Company may be required to utilize a portion of HLTH’s NOL carryforwards before the Company would have to utilize its own NOL carryforwards.

On November 25, 2008, HLTH repurchased 83,699,922 shares of its common stock in a tender offer. The tender offer resulted in a cumulative change of more than 50% of the ownership of HLTH’s capital, as determined under rules prescribed by the U.S. Internal Revenue Code and applicable Treasury regulations. As a result of this ownership change, there will be an annual limitation imposed on the ability to utilize the Company’s NOL carryforwards and federal tax credits.

For the years ended December 31, 2007 and 2006, the Company had profitable operations in certain states in which the Company did not have NOLs to offset that income, or utilized NOLs established through additional paid-in capital. Accordingly, the Company provided for taxes of $3,109 and $1,713 related to state and other jurisdictions during the years ended December 31, 2007 and 2006, respectively. In addition, the income tax provision in 2007 and 2006 includes a non-cash provision for taxes of $231 and $94, respectively, that has not been reduced by the decrease in valuation allowance as these tax benefits were acquired through business combinations. Of these amounts, a portion is included in the due from HLTH balance in the accompanying consolidated balance sheets.

As of December 31, 2008 and 2007, the Company had unrecognized income tax benefits of $611 and $603, respectively, which if recognized, none would be reflected as a component of the income tax provision. No interest and penalties were accrued as of December 31, 2008 and 2007.

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the activity of unrecognized tax benefits for the years ended December 31, 2008 and 2007:

	Years Ended December 31,
	2008	2007

Balance at the beginning of the year	$603	$603
Increases related to prior year tax positions	111	—
Decreases related to prior year tax positions	(32)	—
Expiration of the statute of limitations for the assessment of taxes	(71)	—

Balance at the end of the year	$611	$603

Although the Company files U.S. federal, and various state and other tax returns, the major taxing jurisdiction is the U.S. The Company is currently under audit for state tax purposes and will have statutes of limitations with respect to certain tax returns expiring within the next twelve months. However, the Company does not expect a significant change in the unrecognized income tax benefits within the next twelve months. With the exception of adjusting NOL carryforwards that may be utilized, the Company is no longer subject to federal income tax examinations for tax years before 2005 and for state and local income tax examinations for years before 2003.

15.	Fair Value Disclosures and Credit Facility

Effective January 1, 2008, the Company adopted SFAS 157 for assets and liabilities measured at fair value on a recurring basis. SFAS 157 establishes a common definition for fair value to be applied to existing GAAP that require the use of fair value measurements, establishes a framework for measuring fair value and expands disclosure about such fair value measurements. The adoption of SFAS 157 did not have an impact on the Company’s financial position or operating results, but did expand certain disclosures.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, SFAS 157 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1:	Observable inputs such as quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs for which there is little or no market data, which require the use of the reporting entity’s own assumptions.

The Company did not have any Level 1 or Level 2 assets as of December 31, 2008. The following table sets forth the Company’s Level 3 financial assets that were measured at fair value on a recurring basis as of December 31, 2008 and the respective fair values at December 31, 2007:

	December 31,
	2008	2007

Financial assets carried at fair value:
Auction rate securities	$133,563	$80,900

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reconciles the beginning and ending balances of the Company’s Level 3 assets, which consist of the Company’s ARS holdings:

Balance as of January 1, 2008	$—
Transfers to Level 3	169,200
Redemptions	(4,400)
Impairment charge included in earnings	(27,406)
Interest income accretion included in earnings	446
Unrealized losses included in other comprehensive (loss) income	(4,277)

Balance as of December 31, 2008	$133,563

The Company holds investments in ARS which have been classified as Level 3 assets as described above. The types of ARS holdings the Company owns are backed by student loans, which are 97% guaranteed under the Federal Family Education Loan Program (FFELP), and had credit ratings of AAA or Aaa when purchased. Historically, the fair value of the Company’s ARS holdings approximated par value due to the frequent auction periods, generally every 7 to 28 days, which provided liquidity to these investments. However, since February 2008, all auctions involving these securities have failed. As a secondary market has yet to develop, these investments have been reclassified to long-term investments as of December 31, 2008. The result of a failed auction is that these ARS holdings will continue to pay interest in accordance with their terms at each respective auction date; however, liquidity of the securities will be limited until there is a successful auction, the issuer redeems the securities, the securities mature or until such time as other markets for these ARS holdings develop. During the three months ended March 31, 2008, the Company concluded that the estimated fair value of the ARS no longer approximated the face value due to the lack of liquidity. The securities have been classified within Level 3 as their valuation requires substantial judgment and estimation of factors that are not currently observable in the market due to the lack of trading in the securities.

The Company estimated the fair value of its ARS holdings using an income approach valuation technique. Using this approach, expected future cash flows were calculated over the expected life of each security and were discounted to a single present value using a market required rate of return. Some of the more significant assumptions made in the present value calculations were (i) the estimated weighted average lives for the loan portfolios underlying each individual ARS, which range from 4 to 14 years and (ii) the required rates of return used to discount the estimated future cash flows over the estimated life of each security, which considered both the credit quality for each individual ARS and the market liquidity for these investments. As of March 31, 2008, the Company concluded the fair value of its ARS holdings was $141,044 compared to a face value of $168,450. The impairment in value, or $27,406, was considered to be other-than-temporary and, accordingly, was recorded as an impairment charge within the statement of operations during the three months ended March 31, 2008.

In making the determination that the impairment was other-than-temporary, the Company considered (i) the current market liquidity for ARS, particularly student loan backed ARS, (ii) the long-term maturities of the loan portfolios underlying each ARS owned by the Company which, on a weighted average basis, extended to as many as 14 years as of March 31, 2008 and (iii) the ability and intent of the Company to hold its ARS investments until sufficient liquidity returns to the auction rate market to enable the sale of these securities or until the investments mature.

During the year ended December 31, 2008, the Company received $4,400 associated with the partial redemption of certain of its ARS holdings, which represented 100% of their face value. As a result, as of December 31, 2008, the total face value of the Company’s ARS holdings was $164,800, compared to a fair value of $133,563. In addition to the impairment charge discussed above, during 2008 the Company reduced

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the carrying value of its ARS holdings by $4,277. Since this reduction in value resulted from fluctuations in interest rate assumptions, the Company assessed this reduction to be temporary in nature, and accordingly, this amount has been recorded as an unrealized loss in other comprehensive income in the accompanying balance sheets. During 2007 and 2006, the Company did not recognize any realized or unrealized gains or losses from ARS holdings. The Company continues to monitor the market for ARS as well as the individual ARS investments it owns. The Company may be required to record additional losses in future periods if the fair value of its ARS holdings deteriorates further.

Credit Facility

On May 6, 2008, the Company entered into a non-recourse credit facility (the “Credit Facility”) with Citigroup that is secured by the Company’s ARS holdings (including, in some circumstances, interest payable on the ARS holdings), that will allow the Company to borrow up to 75% of the face amount of the ARS holdings pledged as collateral under the Credit Facility. The Credit Facility is governed by a loan agreement, dated as of May 6, 2008, containing customary representations and warranties of the borrower and certain affirmative covenants and negative covenants relating to the pledged collateral. Under the loan agreement, the borrower and the lender may, in certain circumstances, cause the pledged collateral to be sold, with the proceeds of any such sale required to be applied in full immediately to repayment of amounts borrowed.

No borrowings have been made under the Credit Facility to date. The Company can make borrowings under its Credit Facility until May 2009. The interest rate applicable to such borrowings is one-month LIBOR plus 250 basis points. Any borrowings outstanding under the Credit Facility after March 2009 become demand loans, subject to 60 days notice, with recourse only to the pledged collateral.

16.	Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (loss). Other comprehensive income (loss) includes certain changes in equity that are excluded from net income, such as changes in unrealized gains (losses) on available-for-sale marketable securities. The following table presents the components of comprehensive income:

	Years Ended December 31,
	2008	2007	2006

Unrealized (losses) gains on securities	$(4,277)	$—	$112

Other comprehensive (loss) income	(4,277)	—	112
Net income	26,702	65,884	2,536

Comprehensive income	$22,425	$65,884	$2,648

17.	Supplemental Disclosure of Cash Flow Information

	Years Ended December 31,
	2008	2007	2006

Supplemental Disclosure of Cash Flow Information:
Taxes paid, net of refunds(1)	$1,137	$2,909	$1,127

Supplemental Schedule of Non-cash Investing Activities:
Equity consideration of Subimo Acquisition	$—	$—	$26,000

(1)	Includes all taxes paid by the Company, including those of the Company’s discontinued operations.

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18.	Quarterly Financial Data (Unaudited)

The following tables summarize the quarterly financial data for 2008 and 2007:

	2008
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Revenue	$80,650	$86,004	$96,797	$110,091
Cost of operations	30,927	31,968	34,225	38,018
Sales and marketing	25,149	24,898	26,021	30,012
General and administrative	13,480	14,211	14,774	14,170
Depreciation and amortization	6,672	7,087	7,056	7,106
Interest income	3,453	2,350	2,616	2,033
Impairment of auction rate securities	27,406	—	—	—
Restructuring	—	—	—	2,910

(Loss) income from continuing operations before income tax provision (benefit)	(19,531)	10,190	17,337	19,908
Income tax provision (benefit)	3,432	4,501	7,375	(13,097)

(Loss) income from continuing operations	(22,963)	5,689	9,962	33,005
(Loss) income from discontinued operations, net of tax	(372)	663	804	(86)

Net (loss) income	$(23,335)	$6,352	$10,766	$32,919

Basic income (loss) per common share:
(Loss) income from continuing operations	$(0.40)	$0.10	$0.17	$0.57
(Loss) income from discontinued operations, net of tax	(0.00)	0.01	0.02	(0.00)

Net (loss) income	$(0.40)	$0.11	$0.19	$0.57

Diluted income (loss) per common share:
(Loss) income from continuing operations	$(0.40)	$0.10	$0.17	$0.57
(Loss) income from discontinued operations, net of tax	(0.00)	0.01	0.01	(0.01)

Net (loss) income	$(0.40)	$0.11	$0.18	$0.56

Weighted-average shares outstanding used in computing net income (loss) per common share:
Basic	57,636	57,693	57,770	57,771

Diluted	57,636	59,061	59,111	58,384

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WEBMD HEALTH CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2007
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

Revenue	$70,194	$73,853	$81,772	$93,674
Cost of operations	27,840	28,057	29,248	28,855
Sales and marketing	22,284	21,325	21,654	25,772
General and administrative	15,056	15,553	15,003	13,714
Depreciation and amortization	5,879	6,830	6,973	7,103
Interest income	1,985	3,051	3,486	3,856

Income from continuing operations before
income tax provision (benefit)	1,120	5,139	12,380	22,086
Income tax provision (benefit)	278	902	2,381	(21,205)

Income from continuing operations	842	4,237	9,999	43,291
(Loss) income from discontinued operations, net of tax	(136)	1,153	1,493	5,005

Net income	$706	$5,390	$11,492	$48,296

Basic income (loss) per common share:
Income from continuing operations	$0.01	$0.07	$0.17	$0.75
(Loss) income from discontinued operations, net of tax	(0.00)	0.02	0.03	0.09

Net income	$0.01	$0.09	$0.20	$0.84

Diluted income (loss) per common share:
Income from continuing operations	$0.01	$0.07	$0.17	$0.72
(Loss) income from discontinued operations, net of tax	(0.00)	0.02	0.02	0.09

Net income	$0.01	$0.09	$0.19	$0.81

Weighted-average shares outstanding used in computing net income (loss) per common share:
Basic	56,976	57,071	57,154	57,534

Diluted	59,630	59,748	59,848	59,748

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Schedule II. Valuation and Qualifying Accounts

	Years Ended December 31, 2008, 2007 and 2006
	Balance at	Charged to
	Beginning	Costs and				Balance at
	of Year	Expenses	Acquired	Write-offs	Other(a)	End of Year
	(In thousands)

December 31, 2008
Allowance for Doubtful Accounts	$1,165	$668	$—	$(532)	$—	$1,301
Valuation Allowance for Deferred Tax Assets	241,675	(15,853)	(1,470)	—	796	225,148
December 31, 2007
Allowance for Doubtful Accounts	956	1,074	—	(865)	—	1,165
Valuation Allowance for Deferred Tax Assets	276,730	(38,353)	4,713	—	(1,415)	241,675
December 31, 2006
Allowance for Doubtful Accounts	859	228	49	(180)	—	956
Valuation Allowance for Deferred Tax Assets	279,732	976	6,296	—	(10,274)	276,730

(a)	Represents valuation allowance released through equity and other adjustments.

S-1

ANNEX C-2

WEBMD HEALTH CORP. 2008 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis of financial condition and results of operations, or MD&A, contains forward-looking statements with respect to possible events, outcomes or results that are, and are expected to continue to be, subject to risks, uncertainties and contingencies, including those identified in this Annex C-2 and in the “Risk Factors” included in the joint proxy statement/prospectus to which this Annex C-2 is attached. See “Forward-Looking Statements” in the joint proxy statement/prospectus to which this Annex C-2 is attached.

Except for adjustments to references to where to find our Consolidated Financial Statements, the text of this MD&A is taken directly from the MD&A included in Exhibit 99.2 to the Current Report on Form 8-K we filed on July 2, 2009 and, is for the same periods as the MD&A that was included in Part II, Item 7 of our Annual Report on Form 10-K filed on February 27, 2009 (which we refer to as the 2008 Form 10-K); however, it reflects the reclassification of our Little Blue Book print directory business (which we refer to as LBB) to discontinued operations (see “— Introduction — Background Information on Certain Trends and Developments — Proposed Divestiture of the Little Blue Book Print Directory Business”) and the related elimination of the Publishing and Other Services segment. Additionally, we included certain supplemental financial and operating information in this MD&A (see “— Supplemental Financial and Operating Information”). While this MD&A reflects the reclassifications described above, it does not reflect any other events occurring after February 27, 2009, the date of the 2008 Form 10-K. In this MD&A, dollar amounts are stated in thousands, unless otherwise noted.

Overview

MD&A is provided as a supplement to our Consolidated Financial Statements and notes thereto included in Annex C-1 above beginning on page 1, in order to enhance your understanding of our results of operations and financial condition. Our MD&A is organized as follows:

•	Introduction. This section provides a general description of our company, background information on certain trends and developments affecting our company, a description of the basis of presentation of our financial statements, a summary discussion of our recent acquisitions and dispositions and a discussion of how seasonal factors may impact the timing of our revenue.

•	Critical Accounting Policies and Estimates. This section discusses those accounting policies that are considered important to the evaluation and reporting of our financial condition and results of operations, and whose application requires us to exercise subjective or complex judgments in making estimates and assumptions. In addition, all of our significant accounting policies, including our critical accounting policies, are summarized in Note 2 to the Consolidated Financial Statements included in Annex C-1 above.

•	Transactions with HLTH. This section describes the services that we receive from our parent company, HLTH Corporation (which we refer to as HLTH) and the costs of these services, as well as the fees we charge HLTH for our services, as well as our tax sharing agreement with HLTH. As of December 31, 2008, HLTH owned 83.6% of our outstanding capital stock through its ownership of all of our outstanding Class B Common Stock.

•	Results of Operations and Supplemental Financial and Operating Information. These sections provide our analysis and outlook for the significant line items on our statements of operations, as well as other information that we deem meaningful to understand our results of operations on a consolidated basis.

•	Liquidity and Capital Resources. This section provides an analysis of our liquidity and cash flows and discussions of our commitments, as well as our outlook on our available liquidity as of December 31, 2008.

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•	Recent Accounting Pronouncements. This section provides a summary of the most recent authoritative accounting standards and guidance that have either been recently adopted by our company or may be adopted in the future.

Introduction

Our Company

We are a leading provider of health information services to consumers, physicians and other healthcare professionals, employers and health plans through our public and private online portals and health-focused publications. Our public portals for consumers enable them to obtain health and wellness information (including information on specific diseases or conditions), check symptoms, locate physicians, store individual healthcare information, receive periodic e-newsletters on topics of individual interest and participate in online communities with peers and experts. Our public portals for physicians and healthcare professionals make it easier for them to access clinical reference sources, stay abreast of the latest clinical information, learn about new treatment options, earn continuing medical education (which we refer to as CME) credit and communicate with peers. We also distribute our online content and services to other entities and generate revenue from these arrangements through the sale of advertising and sponsorship products and content syndication fees. We also provide e-detailing promotion and physician recruitment services for use by pharmaceutical, medical device and healthcare companies. We also provide print services including the publication of WebMD the Magazine, a consumer magazine distributed to physician office waiting rooms. Our public portals sponsors and advertisers include pharmaceutical, biotechnology, medical device and consumer products companies. Our private portals enable employers and health plans to provide their employees and members with access to personalized health and benefit information and decision-support technology that helps them to make more informed benefit, treatment and provider decisions. We also provide related services for use by such employees and members, including lifestyle education and personalized telephonic health coaching. We generate revenue from our private portals through the licensing of these services to employers and health plans either directly or through distributors.

Background Information on Certain Trends and Developments

Trends Influencing the Use of Our Services.  Several key trends in the healthcare and Internet industries are influencing the use of healthcare information services of the types that we provide or are developing. Those trends are described briefly below:

•	Use of the Internet by Consumer and Physicians. The Internet has emerged as a major communications medium and has already fundamentally changed many sectors of the economy, including the marketing and sales of financial services, travel, and entertainment, among others. The Internet is also changing the healthcare industry and has transformed how consumers and physicians find and utilize healthcare information.

—	Healthcare consumers increasingly seek to educate themselves online about their healthcare related issues, motivated in part by the continued availability of new treatment options and in part by the larger share of healthcare costs they are being asked to bear due to changes in the benefit designs being offered by health plans and employers. The Internet has fundamentally changed the way consumers obtain health and wellness information, enabling them to have immediate access to searchable information and dynamic interactive content to check symptoms, assess risks, understand diseases, find providers and evaluate treatment options. The Internet is consumers’ fastest growing health information resource, according to a national study released in August 2008 by the Center for Studying Health System Change. Researchers found that 32 percent of American consumers (approximately 70 million adults) conducted online health searches in 2007, compared with 16 percent in 2001. More than half of those surveyed said the information changed their overall approach to maintaining their health. Four in five said the information helped them better understand how to treat an illness or condition.

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—	The Internet has also become a primary source of information for physicians seeking to improve clinical practice and is growing relative to traditional information sources, such as conferences, meetings and offline journals.

•	Increased Online Marketing and Education Spending for Healthcare Products. Pharmaceutical, biotechnology and medical device companies spend large amounts each year marketing their products and educating consumers and physicians about them; however, only a small portion of this amount is currently spent on online services. We believe that these companies, which comprise the majority of the advertisers and sponsors of our public portals, are becoming increasingly aware of the effectiveness of the Internet relative to traditional media in providing health, clinical and product-related information to consumers and physicians, and this increasing awareness will result in increasing demand for our services. However, notwithstanding our general expectation for increased demand, our public portals revenue may vary significantly from quarter to quarter due to a number of factors, many of which are not in our control, and some of which may be difficult to forecast accurately, including general economic conditions and the following:

—	The majority of our advertising and sponsorship contracts are for terms of approximately four to twelve months. We have relatively few longer term advertising and sponsorship contracts.

—	The time between the date of initial contact with a potential advertiser or sponsor regarding a specific program and the execution of a contract with the advertiser or sponsor for that program may be subject to delays over which we have little or no control, including as a result of budgetary constraints of the advertiser or sponsor or their need for internal approvals.

Other factors that may affect the timing of contracting for specific programs with advertisers and sponsors, or receipt of revenue under such contracts, include: the timing of FDA approval for new products or for new approved uses for existing products; the timing of FDA approval of generic products that compete with existing brand name products; the timing of withdrawals of products from the market; seasonal factors relating to the prevalence of specific health conditions and other seasonal factors that may affect the timing of promotional campaigns for specific products; and the scheduling of conferences for physicians and other healthcare professionals.

•	Changes in Health Plan Design; Health Management Initiatives. In a healthcare market where the responsibility for healthcare costs and decision-making has been increasingly shifting to consumers, use of information technology (including personal health records) to assist consumers in making informed decisions about healthcare has also increased. We believe that through our WebMD Health and Benefits Manager tools, including our personal health record application, we are well positioned to play a role in this environment, and these services will be a significant driver for the growth of our private portals during the next several years. However, our growth strategy depends, in part, on increasing usage of our private portal services by our employer and health plan clients’ employees and members, respectively. Increasing usage of our services requires us to continue to deliver and improve the underlying technology and develop new and updated applications, features and services. In addition, we face competition in the area of healthcare decision-support tools and online health management applications and health information services. Many of our competitors have greater financial, technical, product development, marketing and other resources than we do, and may be better known than we are. We also expect that, for clients and potential clients in the industries most seriously affected by recent adverse changes in general economic conditions (including those in the financial services industry), we may experience some reductions in initial contracts, contract expansions and contract renewals for our private portal services, as well as reductions in the size of existing contracts.

The healthcare industry in the United States and relationships among healthcare payers, providers and consumers are very complicated. In addition, the Internet and the market for online services are relatively new and still evolving. Accordingly, there can be no assurance that the trends identified above will continue or that the expected benefits to our businesses from our responses to those trends will be achieved. In addition, the

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market for healthcare information services is highly competitive and not only are our existing competitors seeking to benefit from these same trends, but the trends may also attract additional competitors.

Certain Developments

•	Termination of Proposed HLTH Merger. In February 2008, HLTH and WebMD entered into an Agreement and Plan of Merger (which we refer to as the Merger Agreement), pursuant to which HLTH would merge into WebMD (which we refer to as the HLTH Merger), with WebMD continuing as the surviving corporation. Pursuant to the terms of a Termination Agreement entered into on October 19, 2008 (which we refer to as the Termination Agreement), HLTH and WebMD mutually agreed, in light of the turmoil in financial markets, to terminate the Merger Agreement. The Termination Agreement maintained HLTH’s obligation, under the terms of the Merger Agreement, to pay the expenses WebMD incurred in connection with the merger. In connection with the termination of the merger, HLTH and WebMD amended the Tax Sharing Agreement between them and HLTH assigned to WebMD the Amended and Restated Data License Agreement, dated as of February 8, 2008, among HLTH, EBS Master LLC and certain affiliated companies. For additional information, see “Transactions with HLTH — Agreements with HLTH” below.

•	Impairment of Auction Rate Securities; Non-Recourse Credit Facility. We hold investments in auction rate securities (which we refer to as ARS) backed by student loans, which are 97% guaranteed under the Federal Family Education Loan Program (FFELP), and all had credit ratings of AAA or Aaa when purchased. Historically, the fair value of our ARS investments approximated par value due to the frequent auction periods, generally every 7 to 28 days, which provided liquidity to these investments. However, since February 2008, virtually all auctions involving these securities have failed. As a secondary market has yet to develop, these investments have been reclassified to long-term investments as of December 31, 2008. The result of a failed auction is that these ARS will continue to pay interest in accordance with their terms at each respective auction date; however, liquidity of the securities will be limited until there is a successful auction, the issuer redeems the securities, the securities mature or until such time as other markets for these ARS investments develop. We concluded that the estimated fair value of the ARS no longer approximated the par value due to the lack of liquidity.

As of March 31, 2008, we concluded the fair value of our ARS was $141,044, compared to a face value of $168,450. The impairment in value, or $27,406 was considered to be other-than-temporary, and accordingly, was recorded as an impairment charge within the statement of operations during the three months ended March 31, 2008. During 2008, we received $4,400 associated with the partial redemption of certain of our ARS holdings which represented 100% of their face value. As a result, as of December 31, 2008, the total face value of our ARS holdings was $164,800, compared to a fair value of $133,563. Subsequent to March 31, 2008, through December 31, 2008, we further reduced the carrying value of our ARS holdings by $4,277. Since this reduction in value resulted from fluctuations in interest rate assumptions, we assessed this reduction to be temporary in nature and, accordingly, this amount has been recorded as an unrealized loss in our stockholders’ equity. We continue to monitor the market for ARS as well as the individual ARS investments we own. We may be required to record additional losses in future periods if the fair value of our ARS holdings deteriorates further.

In May 2008, we entered into a non-recourse credit facility (which we refer to as the Credit Facility) with Citigroup that is secured by our ARS holdings (including, in some circumstances, interest payable on the ARS holdings), that will allow us to borrow up to 75% of the face amount of the ARS holdings pledged as collateral under the Credit Facility. The Credit Facility is governed by a loan agreement, dated as of May 6, 2008, containing customary representations and warranties of the borrower and certain affirmative covenants and negative covenants relating to the pledged collateral. Under the loan agreement, the borrower and the lender may, in certain circumstances, cause the pledged collateral to be sold, with the proceeds of any such sale required to be applied in full immediately to repayment of amounts borrowed. No borrowings have been made under the Credit Facility to date. Borrowings can be made under this Credit Facility until May 2009. The interest rate applicable to such borrowings is

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one-month LIBOR plus 250 basis points. Any borrowings outstanding under the Credit Facility after March 2009 become demand loans, subject to 60 days notice, with recourse only to the pledged collateral.

Basis of Presentation

Our company is a Delaware corporation that was incorporated on May 3, 2005. We completed an initial public offering (which we refer to as the IPO) of Class A Common Stock on September 28, 2005. Our Class A Common Stock has traded on the Nasdaq National Market under the symbol “WBMD” since September 29, 2005 and now trades on the Nasdaq Global Select Market. Prior to the date of the IPO, we were a wholly-owned subsidiary of HLTH and our Consolidated Financial Statements had been derived from the Consolidated Financial Statements and accounting records of HLTH, principally representing the WebMD segment, using the historical results of operations, and historical basis of assets and liabilities of the WebMD related businesses. Since the completion of the IPO, we are a majority-owned subsidiary of HLTH, which currently owns 83.6% of our equity. Our Class A Common Stock has one vote per share, while our Class B Common Stock has five votes per share. As a result, our Class B Common Stock owned by HLTH represented, as of December 31, 2008, 96.0% of the combined voting power of our outstanding Common Stock.

Acquisitions and Dispositions

Investment.  On November 19, 2008, we acquired Series D preferred stock in a privately held company. The total investment was approximately $6,471, which includes approximately $470 of acquisition costs.

Acquisitions.  During 2006, we acquired four companies, Subimo, LLC (which we refer to as Subimo), Medsite, Inc. (which we refer to as Medsite), Summex Corporation (which we refer to as Summex) and eMedicine.com, Inc. (which we refer to as eMedicine), which we refer to together as the 2006 Acquisitions.

•	On December 15, 2006, we acquired Subimo, a privately held provider of healthcare decision-support applications to large employers, health plans and financial institutions, from Subimo’s security holders (referred to below as the Subimo Sellers). The initial purchase consideration for Subimo was valued at approximately $59,320, comprised of $32,820 in cash, net of cash acquired, $26,000 of WebMD Class A Common Stock and $500 of acquisition costs. Pursuant to the terms of the purchase agreement for Subimo, as amended (referred to below as the Subimo Purchase Agreement), we deferred the issuance of the 640,930 shares of WebMD Class A Common Stock included in the purchase consideration (which we refer to as the Deferred Shares) to December 3, 2008. The Deferred Shares were repurchased from the Subimo Sellers immediately following their issuance at a purchase price of $20.00 per share, the closing market price of WebMD Class A Common Stock on The Nasdaq Global Select Market on December 3, 2008. Since the Deferred Shares had a market value that was less than $24.34 per share when issued, WebMD was required, under the Subimo Purchase Agreement, to pay additional cash consideration to the Subimo Sellers at the time of the issuance of the Deferred Shares in an amount equal to the aggregate shortfall which was $2,782. The results of operations of Subimo have been included in our financial statements from December 15, 2006, the closing date of the acquisition.

•	On September 11, 2006, we acquired the interactive medical education, promotion and physician recruitment businesses of Medsite. Medsite provides e-detailing promotion and physician recruitment services for pharmaceutical, medical device and healthcare companies, including program development, targeted recruitment and online distribution and delivery. In addition, Medsite provides educational programs to physicians. The total purchase consideration for Medsite was approximately $31,467, comprised of $30,682 in cash, net of cash acquired, and $785 of acquisition costs. The results of operations of Medsite have been included in our financial statements from September 11, 2006, the closing date of the acquisition.

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•	On June 13, 2006, we acquired Summex, a provider of health and wellness programs that include online and offline health risk assessments, lifestyle education and personalized telephonic health coaching. The Summex programs complement the online health and benefits platform that we provide to employers and health plans. Summex’s team of professional health coaches work one-on-one with employees and plan members to modify behaviors that may lead to illness and high medical costs. The total purchase consideration for Summex was approximately $30,043, comprised of $29,543 in cash, net of the cash acquired, and $500 of acquisition costs. The results of operations of Summex have been included in our financial statements from June 13, 2006, the closing date of the acquisition.

•	On January 17, 2006, we acquired eMedicine, a privately held online publisher of medical reference information for physicians and other healthcare professionals. The total purchase consideration for eMedicine was approximately $25,195, comprised of $24,495 in cash, net of cash acquired, and $700 of acquisition costs. The results of operations of eMedicine have been included in our financial statements from January 17, 2006, the closing date of the acquisition.

Sale of ACP Medicine and ACS Surgery.  As of December 31, 2007, we entered into an Asset Sale Agreement and completed the sale of certain assets and certain liabilities of our medical reference publications business, including the publications ACP Medicine and ACS Surgery: Principles and Practice. The assets and liabilities sold are referred to below as the ACS/ACP Business. ACP Medicine and ACS Surgery are official publications of the American College of Physicians and the American College of Surgeons, respectively. We will receive net cash proceeds of $2,575, consisting of $1,925 received during 2008 and the remaining $650 to be received during 2009. We incurred approximately $750 of professional fees and other expenses associated with the sale of the ACS/ACP Business. In connection with the sale, we recognized a (loss) gain of ($135) and $3,571, net of tax during the years ended December 31, 2008 and 2007, respectively. The decision to divest the ACS/ACP Business was made because management determined that it was not a good fit with our core business.

Proposed Divestiture of the Little Blue Book Print Directory Business.  In March 2009, our Board of Directors decided to divest LBB as it is not strategic to our overall business. As a result of our intention to divest LBB and our expectation that this divesture will be completed within one year, we reflected LBB as discontinued operations within the consolidated financial statements contained in Annex C-1 above. The revenue and operating results of LBB had previously been reflected within an operating segment titled Publishing and Other Services. As a result of the decision to divest LBB, we eliminated the separate segment presentation for Publishing and Other Services and began reporting revenue into the following two categories: public portals revenue and private portals revenue.

Seasonality

The timing of our revenue is affected by seasonal factors. Revenue within our public portals is seasonal, primarily due to the annual budget approval process of our clients. This portion of our revenue is usually the lowest in the first quarter of each calendar year, and increases during each consecutive quarter throughout the year. Our private portals revenue is historically higher in the second half of the year as new customers are typically added during this period in conjunction with their annual open enrollment periods for employee benefits. The timing of revenue in relation to our expenses, much of which do not vary directly with revenue, has an impact on cost of operations, sales and marketing and general and administrative expenses as a percentage of revenue in each calendar quarter.

Critical Accounting Policies and Estimates

Our MD&A is based upon our Consolidated Financial Statements and Notes to Consolidated Financial Statements, which were prepared in conformity with U.S. generally accepted accounting principles. The preparation of the Consolidated Financial Statements requires us to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. We base our estimates on historical experience, current business factors, and various other assumptions that we believe are

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necessary to consider to form a basis for making judgments about the carrying values of assets and liabilities and disclosure of contingent assets and liabilities. We are subject to uncertainties such as the impact of future events, economic and political factors, and changes in our business environment; therefore, actual results could differ from these estimates. Accordingly, the accounting estimates used in preparation of our financial statements will change as new events occur, as more experience is acquired, as additional information is obtained and as our operating environment changes. Changes in estimates are made when circumstances warrant. Such changes in estimates and refinements in estimation methodologies are reflected in reported results of operations; if material, the effects of changes in estimates are disclosed in the notes to our Consolidated Financial Statements.

We evaluate our estimates on an ongoing basis, including those related to revenue recognition, the allowance for doubtful accounts, the carrying value of prepaid advertising, the carrying value of long-lived assets (including goodwill and intangible assets), the carrying value of investments in auction rate securities, the amortization period of long-lived assets (excluding goodwill), the carrying value, capitalization and amortization of software and Web site development costs, the provision for income taxes and related deferred tax accounts, certain accrued expenses and contingencies, share-based compensation to employees and transactions with HLTH.

We believe the following reflects our critical accounting policies and our more significant judgments and estimates used in the preparation of our Consolidated Financial Statements:

•	Revenue Recognition. Revenue from advertising is recognized as advertisements are delivered or as publications are distributed. Revenue from sponsorship arrangements, content syndication and distribution arrangements, and licenses of healthcare management tools and private portals as well as related health coaching services are recognized ratably over the term of the applicable agreement. Revenue from the sponsorship of CME is recognized over the period we substantially complete our contractual deliverables as determined by the applicable agreements. When contractual arrangements contain multiple elements, revenue is allocated to each element based on its relative fair value determined using prices charged when elements are sold separately. In certain instances where fair value does not exist for all the elements, the amount of revenue allocated to the delivered elements equals the total consideration less the fair value of the undelivered elements. In instances where fair value does not exist for the undelivered elements, revenue is recognized when the last element is delivered.

•	Long-Lived Assets. Our long-lived assets consist of property and equipment, goodwill and other intangible assets. Goodwill and other intangible assets arise from the acquisitions we have made. The amount assigned to intangible assets is subjective and based on our estimates of the future benefit of the intangible assets using accepted valuation techniques, such as discounted cash flow and replacement cost models. Our long-lived assets, excluding goodwill, are amortized over their estimated useful lives, which we determine based on the consideration of several factors including the period of time the asset is expected to remain in service. We evaluate the carrying value and remaining useful lives of long-lived assets, excluding goodwill, whenever indicators of impairment are present. We evaluate the carrying value of goodwill annually, and whenever indicators of impairment are present. We use a discounted cash flow approach to determine the fair value of goodwill. There was no impairment of goodwill noted as a result of our impairment testing in 2008, 2007 and 2006.

•	Fair Value of Investments. We hold investments in ARS which are backed by student loans, which are 97% guaranteed under the Federal Family Education Loan Program (FFELP), and which had credit ratings of AAA or Aaa when purchased. Historically, the fair value of our ARS investments approximated face value due to the frequent auction periods, generally every 7 to 28 days, which provided liquidity to these investments. However, since February 2008, all auctions involving these securities have failed. As a secondary market has yet to develop, these investments have been reclassified to long-term investments as of December 31, 2008. The result of a failed auction is that these ARS will continue to pay interest in accordance with their terms at each respective auction date;

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however, liquidity of the securities will be limited until there is a successful auction, the issuer redeems the securities, the securities mature or until such time as other markets for these ARS investments develop. We cannot be certain regarding the amount of time it will take for an auction market or other markets to develop. Accordingly, during the three months ended March 31, 2008, we concluded that the estimated fair value of the ARS no longer approximated the face value due to the lack of liquidity and accordingly, we recorded an other-than-temporary impairment as of March 31, 2008.

As of and subsequent to March 31, 2008, we estimate the fair value of our ARS investments using an income approach valuation technique. Using this approach, expected future cash flows are calculated over the expected life of each security and are discounted to a single present value using a market required rate of return. Some of the more significant assumptions made in the present value calculations include (i) the estimated weighted average lives for the loan portfolios underlying each individual ARS, which range from 4 to 13 years and (ii) the required rates of return used to discount the estimated future cash flows over the estimated life of each security, which considered both the credit quality for each individual ARS and the market liquidity for these investments.

Our ARS have been classified as Level 3 assets in accordance with Statement of Financial Accounting Standards (which we refer to as SFAS) No. 157, “Fair Value Measurements,” as their valuation requires substantial judgment and estimation of factors that are not currently observable in the market due to the lack of trading in the securities. If different assumptions were used for the various inputs to the valuation approach including, but not limited to, assumptions involving the estimated lives of the ARS investments, the estimated cash flows over those estimated lives, and the estimated discount rates applied to those cash flows, the estimated fair value of these investments could be significantly higher or lower than the fair value we determined. We continue to monitor the market for ARS as well as the individual ARS investments we own. We may be required to record additional losses in future periods if the fair value of our ARS deteriorates further.

•	Stock-Based Compensation. In December 2004, the Financial Accounting Standards Board (which we refer to as FASB) issued SFAS No. 123, “(Revised 2004): Share-Based Payment” (which we refer to as SFAS 123R), which replaces SFAS No. 123, “Accounting for Stock-Based Compensation” (which we refer to as SFAS 123) and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense over the service period (generally the vesting period) in the Consolidated Financial Statements based on their fair values. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The assumptions used in this model are expected dividend yield, expected volatility, risk-free interest rate and expected term. We elected to use the modified prospective transition method. Under the modified prospective method, awards that were granted or modified on or after January 1, 2006 are measured and accounted for in accordance with SFAS 123R. Unvested stock options and restricted stock awards that were granted prior to January 1, 2006 will continue to be accounted for in accordance with SFAS 123, using the same grant date fair value and same expense attribution method used under SFAS 123, except that all awards are recognized in the results of operations over the remaining vesting periods. The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized for all stock-based compensation beginning January 1, 2006. As of December 31, 2008, approximately $556 and $75,837 of unrecognized stock-based compensation expense related to unvested awards (net of estimated forfeitures) is expected to be recognized over a weighted-average period of approximately 2.5 years and 3.6 years, related to the HLTH and WebMD stock-based compensation plans, respectively.

•	Deferred Tax Assets. Our deferred tax assets are comprised primarily of net operating loss (which we refer to as NOL) carryforwards on a separate return basis. Subject to certain limitations, these loss carryforwards may be used to offset taxable income in future periods, reducing the amount of taxes we might otherwise be required to pay. A significant portion of our deferred tax assets are reserved for through a valuation allowance. In determining the need for a valuation allowance, management

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determined the probability of realizing deferred tax assets, taking into consideration factors including historical operating results, expectations of future earnings and taxable income. Management will continue to evaluate the need for a valuation allowance and, in the future should management determine that realization of the net deferred tax asset is more likely than not, some or all of the remaining valuation allowance will be reversed, and our effective tax rate may be reduced by such reversal.

•	Transactions with HLTH. As discussed further below, our expenses reflect a services fee for an allocation of costs for corporate services provided by HLTH. Our expenses also reflect the allocation of a portion of the cost of HLTH’s healthcare plans and the allocation of stock-based compensation expense related to HLTH restricted stock awards and HLTH stock options held by our employees. Additionally, our revenue includes revenue from HLTH for services we provide.

Transactions with HLTH

Agreements with HLTH

In connection with our IPO in September 2005, we entered into a number of agreements with HLTH governing the future relationship of the companies, including a Services Agreement, a Tax Sharing Agreement and an Indemnity Agreement. These agreements cover a variety of matters, including responsibility for certain liabilities, including tax liabilities, as well as matters related to HLTH providing us with administrative services, such as payroll, tax, employee benefit plan, employee insurance, intellectual property, legal and information processing services.

On February 15, 2006, the Tax Sharing Agreement was amended to provide that HLTH would compensate us for any use of our NOL carryforwards resulting from certain extraordinary transactions, as defined in the Tax Sharing Agreement. On September 14, 2006, HLTH completed the sale of its Emdeon Practice Services business (“EPS”) for approximately $565,000 in cash (“EPS Sale”). On November 16, 2006, HLTH completed the sale of a 52% interest in its Emdeon Business Services business (“EBS”) for approximately $1,200,000 in cash (“2006 EBS Sale”). HLTH recognized a taxable gain on the sale of EPS and EBS and utilized a portion of its federal NOL carryforwards to offset the gain on these transactions. Under the Tax Sharing Agreement between HLTH and us, we were reimbursed for our NOL carryforwards utilized by HLTH in these transactions at the current federal statutory rate of 35%. During 2007, HLTH reimbursed us $149,862 attributable to the portion of our NOL utilized by HLTH as a result of the EPS Sale and the 2006 EBS Sale. The reimbursement was recorded as a capital contribution which increased additional paid-in capital.

In connection with the termination of the merger between HLTH and us on October 19, 2008, the Tax Sharing Agreement was further amended to provide that, for tax years beginning after December 31, 2007, HLTH is no longer required to reimburse us for use of NOL carryforwards attributable to us that may result from extraordinary transactions by HLTH. See “— Introduction — Background Information on Certain Trends and Developments — Termination of Proposed HLTH Merger” for a description of the termination of the proposed HLTH Merger. The Tax Sharing Agreement has not, other than with respect to certain extraordinary transactions by HLTH, required either HLTH or us to reimburse the other party for any net tax savings realized by the consolidated group as a result of the group’s utilization of our or HLTH’s NOL carryforwards during the period of consolidation, and that will continue following the amendment. Accordingly, HLTH will not be required to reimburse us for use of NOL carryforwards attributable to us in connection with (a) HLTH’s sale in February 2008 of its 48% minority interest in EBS to an affiliate of General Atlantic LLC and investment funds managed by Hellman & Friedman LLC for a sale price of $575,000 in cash or (b) HLTH’s sale in July 2008 of its ViPS segment to an affiliate of General Dynamics Corporation for approximately $225,000 in cash. HLTH expects to recognize taxable gains on these transactions and expects to utilize a portion of our federal NOL carryforwards to offset a portion of the tax liability resulting from these transactions.

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Charges from the Company to HLTH

Revenue.  We sell certain of our products and services to HLTH businesses. These amounts are included in revenue during the three years ended December 31, 2008. We charge HLTH rates comparable to those charged to third parties for similar products and services.

Charges from HLTH to the Company

Corporate Services.  We are charged a services fee (which we refer to as the Services Fee) for costs related to corporate services provided to us by HLTH. The services that HLTH provides include certain administrative services, including payroll, tax planning and compliance, employee benefit plans, legal matters and information processing. In addition, we reimburse HLTH for an allocated portion of certain expenses that HLTH incurs for outside services and similar items, including insurance fees, outside personnel, facilities costs, professional fees, software maintenance fees and telecommunications costs. HLTH has agreed to make the services available to us for up to five years following the IPO. These expense allocations were determined on a basis that we and HLTH consider to be a reasonable assessment of the cost of providing these services, exclusive of any profit margin. The basis we and HLTH used to determine these expense allocations required management to make certain judgments and assumptions. The Services Fee is reflected in general and administrative expense within our consolidated statements of operations.

Healthcare Expense.  We are charged for our employees’ participation in HLTH’s healthcare plans. Healthcare expense is charged based on the number of our total employees and reflects HLTH’s average cost of these benefits per employee. Healthcare expense is reflected in the accompanying consolidated statements of operations in the same expense captions as the related salary costs of those employees.

Stock-Based Compensation Expense.  Stock-based compensation expense is related to stock option issuances and restricted stock awards of HLTH Common Stock that have been granted to certain of our employees. Stock-based compensation expense is allocated on a specific employee identification basis. The expense is reflected in our consolidated statements of operations in the same expense captions as the related salary costs of those employees. The allocation of stock-based compensation expense related to HLTH Common Stock is recorded as a capital contribution in additional paid-in capital.

The following table summarizes the allocations reflected in our Consolidated Financial Statements:

	Years Ended December 31,
	2008	2007	2006

Charges from the Company to HLTH:
Intercompany revenue	$80	$250	$496
Charges from HLTH to the Company:
Corporate services	3,410	3,340	3,190
Healthcare expense	8,220	5,877	4,116
Stock-based compensation expense	257	2,249	6,183

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Results of Operations

The following table sets forth our consolidated statements of operations data and expresses that data as a percentage of revenue for the periods presented:

	Years Ended December 31,
	2008		2007		2006
	$	%	$	%	$	%

Revenue	$373,542	100.0	$319,493	100.0	$239,434	100.0
Cost of operations	135,138	36.2	114,000	35.7	98,692	41.2
Sales and marketing	106,080	28.4	91,035	28.5	73,344	30.6
General and administrative	56,635	15.2	59,326	18.6	50,060	20.9
Depreciation and amortization	27,921	7.5	26,785	8.4	17,154	7.2
Interest income	10,452	2.9	12,378	3.9	5,099	2.1
Impairment of auction rate securities	27,406	7.3	—	—	—	—
Restructuring	2,910	0.8	—	—	—	—

Income from continuing operations before income tax provision (benefit)	27,904	7.5	40,725	12.7	5,283	2.2
Income tax provision (benefit)	2,211	0.6	(17,644)	(5.5)	3,571	1.5

Income from continuing operations	25,693	6.9	58,369	18.2	1,712	0.7
Income from discontinued operations, net of tax	1,009	0.2	7,515	2.4	824	0.4

Net income	$26,702	7.1	$65,884	20.6	$2,536	1.1

Revenue from our public portals is derived from online advertising, sponsorship (including online CME services), e-detailing promotion and physician recruitment services, content syndication and distribution, and other print services including advertisements in WebMD the Magazine. As a result of the acquisition of the assets of Conceptis, we also generated revenue from in-person CME programs from December 2005 through December 31, 2006. As of December 31, 2006, we no longer offer these services. Revenue from our private portals is derived from licenses of our private online portals to employers, healthcare payers and others, along with related services including lifestyle education and personalized telephonic coaching. Included in our public portals revenue is revenue related to our agreement with AOL. Our company and AOL shared revenue from advertising, commerce and programming on the health channels of certain AOL online sites and on a co-branded service we created for AOL. Under the terms of the agreement which expired on May 1, 2007, our revenue share was subject to a minimum annual guarantee. Included in the accompanying consolidated statements of operations, for the years ended December 31, 2007 and 2006 is revenue of $2,658 and $8,312, respectively, which represents sales to third parties of advertising and sponsorship on the AOL health channels, primarily sold through our sales team. Also included in revenue during the years ended December 31, 2007 and 2006 is $1,515 and $5,125, respectively, related to the guarantee discussed above. Our customers include pharmaceutical, biotechnology, medical device and consumer products companies, as well as employers and health plans.

Cost of operations consists of costs related to services and products we provide to customers and costs associated with the operation and maintenance of our public and private portals. These costs relate to editorial and production, Web site operations, non-capitalized Web site development costs, costs associated with our lifestyle education and personalized telephonic coaching services, and costs related to the production and distribution of our publications. These costs consist of expenses related to salaries and related expenses, non-cash stock-based compensation, creating and licensing content, telecommunications, leased properties and printing and distribution.

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Sales and marketing expense consists primarily of advertising, product and brand promotion, salaries and related expenses, and non-cash stock-based compensation. These expenses include items related to salaries and related expenses of account executives, account management and marketing personnel, costs and expenses for marketing programs, and fees for professional marketing and advertising services. Also included in sales and marketing expense are the non-cash advertising expenses discussed below.

General and administrative expense consists primarily of salaries, non-cash stock-based compensation and other salary-related expenses of administrative, finance, legal, information technology, human resources and executive personnel. These expenses include costs of general insurance, costs of accounting and internal control systems to support our operations and a services fee for certain services performed for us by HLTH.

Our discussions throughout this MD&A reference certain non-cash expenses. The following is a summary of our principal non-cash expenses:

•	Non-cash advertising expense. Expense related to the use of our prepaid advertising inventory that we received from News Corporation in exchange for equity instruments that HLTH issued in connection with an agreement it entered into with News Corporation in 1999 and subsequently amended in 2000. This non-cash advertising expense is included in sales and marketing expense since we use the asset for promotion of our brand.

•	Non-cash stock-based compensation expense. Expense related to awards of our restricted Class A Common Stock and awards of employee stock options, as well as awards of restricted HLTH Common Stock and awards of HLTH stock options that have been granted to certain of our employees. Expense also related to shares issued to our non-employee directors. Non-cash stock-based compensation expense is reflected in the same expense captions as the related salary costs of the respective employees.

The following table is a summary of our non-cash expenses included in the respective statements of operations captions.

	Years Ended December 31,
	2008	2007	2006

Advertising expense:
Sales and marketing	$5,097	$5,264	$7,415

Stock-based compensation expense:
Cost of operations	$3,818	$5,027	$8,696
Sales and marketing	3,591	4,868	5,574
General and administrative	5,905	9,180	11,890

Total stock-based compensation expense	$13,314	$19,075	$26,160

2008 and 2007

The following discussion is a comparison of our results of operations on a consolidated basis for the year ended December 31, 2008 to the year ended December 31, 2007.

Revenue.  Our total revenue increased 16.9% to $373,542 in 2008 from $319,493 in 2007. This increase was primarily due to higher advertising and sponsorship revenue from our public portals. A more detailed discussion regarding changes in revenue is included below under “— Supplemental Financial and Operating Information.”

Cost of Operations.  Cost of operations increased to $135,138 in 2008 from $114,000 in 2007. As a percentage of revenue, cost of operations was 36.2% in 2008, compared to 35.7% in 2007. Included in cost of operations was non-cash stock-based compensation expense of $3,818 in 2008 and $5,027 in 2007. The decrease in non-cash stock-based compensation expense during 2008, as compared to the prior year, resulted

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primarily from the graded vesting methodology used in determining stock-based compensation expense relating to the stock options and restricted stock awards granted prior to the adoption of SFAS 123R on January 1, 2006, which includes the options and restricted stock granted at the time of the initial public offering. Cost of operations, excluding non-cash expense, was $131,320 or 35.2% of revenue in 2008, compared to $108,973 or 34.1% of revenue in 2007. The increase in absolute dollars in 2008 over 2007 was primarily attributable to an increase of approximately $13,000 in compensation-related costs due to higher staffing levels relating to our Web site operations and development, as well as higher staffing levels associated with our personalized telephonic coaching services. Additionally, the increase is also related to $6,500 of higher costs associated with creating and licensing content for our sponsorship arrangements and our Web sites. The increase as a percentage of revenue was due to the higher staffing levels.

Sales and Marketing.  Sales and marketing expense increased to $106,080 in 2008 from $91,035 in 2007. As a percentage of revenue, sales and marketing was 28.4% for 2008, compared to 28.5% for 2007. Included in sales and marketing expense in 2008 were non-cash expenses related to advertising of $5,097, a decrease from $5,264 in 2007. Also included in sales and marketing expense was non-cash stock-based compensation expense of $3,591 for 2008, compared to $4,868 for 2007. The decrease in non-cash stock-based compensation expense for 2008, as compared to the prior year, resulted primarily from the graded vesting methodology used in determining stock-based compensation expense relating to the stock options and restricted stock awards granted prior to the adoption of SFAS 123R on January 1, 2006, which includes the options and restricted stock granted at the time of the initial public offering. Sales and marketing expense, excluding non-cash expenses, was $97,392 or 26.1% of revenue in 2008, compared to $80,903 or 25.3% of revenue in 2007. The increase in absolute dollars, as well as the increase as a percentage of revenue, in 2008 over 2007 were primarily attributable to an increase of approximately $13,500 in compensation and other personnel-related costs due to increased staffing and sales commissions related to higher revenue.

General and Administrative.  General and administrative expense decreased to $56,635 in 2008 from $59,326 in 2007. As a percentage of revenue, general and administrative expenses was 15.2% for 2008, compared to 18.6% for 2007. Included in general and administrative expense was non-cash stock-based compensation expense of $5,905 in 2008 and $9,180 in 2007. The decrease in non-cash stock-based compensation expense for 2008, as compared to the prior year, resulted primarily from the graded vesting methodology used in determining stock-based compensation expense relating to the stock options and restricted stock awards granted prior to the adoption of SFAS 123R on January 1, 2006, which includes the options and restricted stock granted at the time of the initial public offering. General and administrative expense, excluding non-cash stock-based compensation expense discussed above, was $50,730 or 13.6% of revenue in 2008 compared to $50,146 or 15.7% of revenue in 2007. The decrease as a percentage of revenue in 2008 compared to 2007 was primarily due to our ability to achieve an increase in 2008 revenue without incurring a proportional increase in general and administrative expense.

Depreciation and Amortization.  Depreciation and amortization expense increased to $27,921 in 2008 from $26,785 in 2007. The increase over the prior year was due to an increase of $4,386 in depreciation expense resulting from capital expenditures made in 2008 and 2007, which was partially offset by a decrease in amortization expense of $3,250 resulting from certain intangible assets becoming fully amortized.

Interest Income.  Interest income decreased to $10,452 in 2008 from $12,378 in 2007. The decrease resulted from a decrease in the average interest rate of our investments.

Impairment of Auction Rate Securities.  Impairment of auction rate securities represents a charge of $27,406 related to an other-than-temporary impairment in the fair value of our auction rate securities during the year ended December 31, 2008. For additional information, see “— Introduction — Significant Developments — Impairment of Auction Rate Securities; Non-Recourse Credit Facility” above.

Restructuring.  As a result of our completion of the integration of our previously acquired businesses and efficiencies that we continue to realize from our infrastructure investments, we took this opportunity to better align the skill sets of our employees with the needs of the business. We recorded a restructuring charge

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in 2008 of $2,910 primarily, for the severance expenses related to the reduction of approximately 5% of the work force. This amount also includes $450 of costs to consolidate facilities and other exit costs.

Income Tax Provision (Benefit).  The income tax provision (benefit) of $2,211 and ($17,644) for 2008 and 2007, respectively, includes expense related to federal, state and other jurisdictions. The income tax provision (benefit) in 2008 and 2007 includes a benefit of $21,506 and $24,669, respectively, related to the reversal of a portion of the valuation allowance we maintain on a significant portion of our deferred income taxes. The income tax provision in 2008 excludes a benefit for the impairment of ARS, as it is currently not deductible for tax purposes.

Income from Discontinued Operations, Net of Tax.  Income from discontinued operations, net of tax represents the LBB income before taxes of $1,954 in 2008 and $4,462 in 2007 and the ACS/ACP Business loss before taxes of ($129) in 2007, as well as the (loss) gain before taxes recognized in connection with the sale of the ACS/ACP Business of ($234) and $3,394 in 2008 and 2007, respectively.

2007 and 2006

The following discussion is a comparison of our results of operations on a consolidated basis for the year ended December 31, 2007 to the year ended December 31, 2006.

Revenue.  Our total revenue increased 33.4% to $319,493 in 2007 from $239,434 in 2006. Excluding the impact of the 2006 Acquisitions on revenue, total revenue increased approximately $57,000 or 25% in 2007 over 2006. A more detailed discussion regarding changes in revenue is included below under “- Supplemental Financial and Operating Information.”

Cost of Operations.  Cost of operations increased to $114,000 in 2007 from $98,692 in 2006. As a percentage of revenue, cost of operations was 35.7% in 2007, compared to 41.2% in 2006. Included in cost of operations was non-cash stock-based compensation expense of $5,027 in 2007 and $8,696 in 2006. The decrease in non-cash stock-based compensation expense during 2007, as compared to the prior year, resulted primarily from the graded vesting methodology used in determining stock-based compensation expense relating to the stock options and restricted stock granted prior to the adoption of SFAS 123R on January 1, 2006, which includes the options and restricted stock granted at the time of the initial public offering. Cost of operations, excluding non-cash expense, was $108,973 or 34.1% of revenue in 2007, compared to $89,996 or 37.6% of revenue in 2006. The decrease as a percentage of revenue was primarily due to our ability to achieve the increase in revenue without incurring a proportional increase in cost of operations expenses. The increase in absolute dollars was primarily attributable to increases in compensation-related costs due to higher staffing levels and outside personnel expenses of approximately $7,300 relating to our Web site operations and development. In addition, the inclusion, for all of 2007, of expenses relating to Summex, Medsite and Subimo, which were acquired in 2006 contributed approximately $9,700 to the increase in absolute dollars.

Sales and Marketing.  Sales and marketing expense increased to $91,035 in 2007 from $73,344 in 2006. As a percentage of revenue, sales and marketing was 28.5% for 2007, compared to 30.6% for 2006. Included in sales and marketing expense in 2007 were non-cash expenses related to advertising of $5,264, a decrease from $7,415 in 2006. The decrease in non-cash advertising expenses was due to lower utilization of our prepaid advertising inventory. Also included in sales and marketing expense was non-cash stock-based compensation expense of $4,868 for 2007, as compared to $5,574 for 2006. The decrease in non-cash stock-based compensation expense for 2007, as compared to the prior year, resulted primarily from the graded vesting methodology used in determining stock-based compensation expense relating to the stock options and restricted stock granted prior to the adoption of SFAS 123R on January 1, 2006, which includes the options and restricted stock granted at the time of the initial public offering. Sales and marketing expense, excluding non-cash expenses, was $80,903 or 25.3% of revenue in 2007, compared to $60,355 or 25.2% of revenue in 2006. The increase in absolute dollars in 2007 compared to 2006 was primarily attributable to an increase of approximately $9,300 in compensation-related costs due to increased staffing and sales commissions related to higher revenue. In addition, the inclusion, for all of 2007, of expenses related to Summex, Medsite and Subimo, which were acquired during 2006 contributed approximately $8,200 to the increase in absolute dollars.

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General and Administrative.  General and administrative expense increased to $59,326 in 2007 from $50,060 in 2006. As a percentage of revenue, general and administrative expenses was 18.6% for 2007, compared to 20.9% for 2006. Included in general and administrative expense was non-cash stock-based compensation expense of $9,180 in 2007 and $11,890 in 2006. The decrease in non-cash stock-based compensation expense for 2007, as compared to the prior year, resulted primarily from the graded vesting methodology used in determining stock-based compensation expense relating to the stock options and restricted stock granted prior to the adoption of SFAS 123R on January 1, 2006, which includes the options and restricted stock granted at the time of the initial public offering. General and administrative expense, excluding non-cash stock-based compensation expense discussed above, was $50,146 or 15.7% of revenue in 2007, compared to $38,170 or 15.9% of revenue in 2006. The decrease as a percentage of revenue in 2007, as compared to 2006, was primarily due to our ability to achieve the increase in revenue without incurring a proportional increase in general and administrative expense. The increase in absolute dollars in 2007 compared to 2006 was primarily attributable to an increase of approximately $3,500 in compensation-related costs due to increased staffing levels and outside personnel expenses. In addition, the inclusion, for all of 2007, of expenses related to Summex, Medsite and Subimo, which were acquired during 2006, contributed approximately $8,400 to the increase in absolute dollars.

Depreciation and Amortization.  Depreciation and amortization expense increased to $26,785 in 2007 from $17,154 in 2006. The increase over the prior year was primarily due to depreciation expense relating to capital expenditures in 2007 and 2006, as well as the full year impact of the amortization of intangible assets relating to the Subimo, Medsite, Summex and eMedicine acquisitions.

Interest Income.  Interest income of $12,378 in 2007 and $5,099 in 2006 relates to increased levels of cash and investments available for investment.

Income Tax (Benefit) Provision.  The income tax (benefit) provision of ($17,644) and $3,571 for 2007 and 2006, respectively, includes expense related to federal, state and other jurisdictions. Additionally, the income tax benefit in 2007 includes a benefit of $24,669 related to the reversal of a portion of the valuation allowance we maintain on a significant portion of our deferred income taxes.

Income from Discontinued Operations, Net of Tax.  Income from discontinued operations, net of tax represents the LBB income before taxes of $4,462 in 2007 and $751 in 2006 and the ACS/ACP Business (loss) income before taxes of ($129) in 2007 and $385 in 2006, as well as the pre-tax gain recognized in connection with the sale of the ACS/ACP Business of $3,394 in 2007.

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Supplemental Financial and Operating Information

The following table and the discussion that follows presents information for groups of revenue based on similar services we provide, as well as information related to a non-GAAP performance measure that we use to monitor the performance of our business which we refer to as “Earnings before interest, taxes, non-cash and other items” or “Adjusted EBITDA.” Due to the fact that Adjusted EBITDA is a non-GAAP measure, we have also included a reconciliation from Adjusted EBITDA to net income.

	Years Ended December 31,
	2008	2007	2006

Revenue
Public portals	$284,416	$238,022	$183,813
Private portals	89,126	81,471	55,621

	$373,542	$319,493	$239,434

Earnings before interest, taxes, non-cash and other items (Adjusted EBITDA)	$94,100	$79,471	$50,913
Interest, taxes, non-cash and other items
Interest income	10,452	12,378	5,099
Depreciation and amortization	(27,921)	(26,785)	(17,154)
Non-cash advertising	(5,097)	(5,264)	(7,415)
Non-cash stock-based compensation	(13,314)	(19,075)	(26,160)
Impairment of auction rate securities	(27,406)	—	—
Restructuring	(2,910)	—	—
Income tax (provision) benefit	(2,211)	17,644	(3,571)

Income from continuing operations	25,693	58,369	1,712
Income from discontinued operations, net of tax	1,009	7,515	824

Net income	$26,702	$65,884	$2,536

2008 and 2007

The following discussion is a comparison of the results of operations for our two groups of revenue and our Adjusted EBITDA for the year ended December 31, 2008 to the year ended December 31, 2007.

Public portals.  Public portals revenue was $284,416 in 2008, an increase of $46,394 or 19.5% from 2007. The increase in public portals revenue was primarily attributable to an increase in the number of unique sponsored programs on our sites including both brand sponsorship and educational programs. The number of such programs grew to approximately 1,400 in 2008 compared to approximately 1,000 in 2007. In general, pricing remained relatively stable for our advertising and sponsorship programs and was not a significant source of the revenue increase. Public portals revenue includes revenue previously referred to as “advertising and sponsorship” revenue and “content syndication and other” revenue, as well as other print service revenue (which consists primarily of revenue from advertising in WebMD the Magazine).

Private portals.  Private portals revenue increased $7,655 or 9.4% in 2008 compared to 2007. This increase was due to an increase in the number of companies using our private portal platform to 134 from 117 in the prior year. In general, pricing remained relatively stable for our private portal licenses and was not a significant source of the revenue increase. We also have approximately 140 additional customers who purchase stand-alone decision-support services from us. Private portals revenue includes revenue previously referred to as “licensing” revenue.

Adjusted EBITDA.  Adjusted EBITDA was $94,100 or 25.2% of revenue in 2008, compared to $79,471 or 24.9% of revenue in 2007. This increase as a percentage of revenue was due to higher revenue from the

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increase in the number of brands and sponsored programs in our public portals as well as the increase in companies using our private online portal without incurring a proportionate increase in overall expenses.

2007 and 2006

The following discussion is a comparison of the results of operations for our two groups of revenue and our Adjusted EBITDA for the year ended December 31, 2007 to the year ended December 31, 2006.

Public portals.  Public portals revenue was $238,022 in 2007, an increase of $54,209 or 29.5% from 2006. The increase in public portals revenue was primarily attributable to an increase in the number of brands and sponsored programs promoted on our sites as well as the inclusion, for all of 2007, of revenue of Medsite, which we acquired in September 2006. The acquisition of Medsite contributed $16,291 and $4,852 of public portals revenue for the years ended December 31, 2007 and 2006, respectively. Including the Medsite acquisition, the number of sponsored programs on our sites grew to approximately 1,000 in 2007 from approximately 800 in 2006.

Private portals.  Private portals increased $25,850 or 46.5% in 2007, as compared to 2006. This increase was due to an increase in the number of companies using our private portal platform to 117 from 99 in 2006. We also have approximately 150 additional customers who purchase stand-alone decision-support services from us as a result of the acquisitions completed in 2006. The acquisitions of Summex and Subimo contributed $19,526 and $4,398 in private portals revenue for the years ended December 31, 2007 and 2006, respectively.

Adjusted EBITDA.  Adjusted EBITDA was $79,471 or 24.9% of revenue in 2007, compared to $50,913 or 21.3% of revenue in 2006. This increase as a percentage of revenue was primarily due to higher revenue from the increase in number of brands and sponsored programs in our public portals as well as the increase in companies using our private online portal without incurring a proportionate increase in overall expenses, due to the benefits achieved from our infrastructure investments as well as acquisition synergies.

Explanatory Note Regarding Adjusted EBITDA.  Adjusted EBITDA is a non-GAAP financial measure and should be viewed as supplemental to, and not as an alternative for, “income from continuing operations” or “net income” calculated in accordance with GAAP. Our management uses Adjusted EBITDA as an additional measure of performance for purposes of business decision-making, including developing budgets, managing expenditures, and evaluating potential acquisitions or divestitures. Period-to-period comparisons of Adjusted EBITDA help our management identify additional trends in financial results that may not be shown solely by period-to-period comparisons of income from continuing operations or net income. In addition, we use Adjusted EBITDA in the incentive compensation programs applicable to many of our employees in order to evaluate our performance. Our management recognizes that Adjusted EBITDA has inherent limitations because of the excluded items, particularly those items that are recurring in nature. In order to compensate for those limitations, management also reviews the specific items that are excluded from Adjusted EBITDA, but included in income from continuing operations or net income, as well as trends in those items. The amounts of those items are set forth, for the applicable periods, in the reconciliations of Adjusted EBITDA to income from continuing operations or to net income above. We believe that the presentation of Adjusted EBITDA is useful to investors in their analysis of our results for reasons similar to the reasons why our management finds it useful and because it helps facilitate investor understanding of decisions made by our management in light of the performance metrics used in making those decisions. In addition, we believe that providing Adjusted EBITDA, together with a reconciliation of Adjusted EBITDA to income from continuing operations or to net income, helps investors make comparisons between us and other companies that may have different capital structures, different effective income tax rates and tax attributes, different capitalized asset values and/or different forms of employee compensation. However, Adjusted EBITDA is intended to provide a supplemental way of comparing us with other public companies and is not intended as a substitute for comparisons based on “income from continuing operations” or “net income” calculated in accordance with GAAP. In making any comparisons to other companies, investors need to be aware that companies use different non-GAAP measures to evaluate their financial performance. Please see the “Explanation of Non-

WebMD 2008 Annual Report — MD&A Annex

Annex C-2 – Page 17

GAAP Financial Information” in Annex C-5 below for additional background information regarding our use of Adjusted EBITDA. Annex C-5 is incorporated in this MD&A by this reference.

Liquidity and Capital Resources

Cash Flows

As of December 31, 2008, we had $191,659 of cash and cash equivalents and we owned investments in ARS with a face value of $164,800 and a fair value of $133,563. While liquidity for our ARS investments is currently limited, we entered into a non-recourse credit facility with Citigroup in May 2008 that will allow us to borrow up to 75% of the face amount of our ARS holdings through May 2009. See “— Introduction — Background Information on Certain Trends and Developments — Certain Developments — Impairment of Auction Rate Securities; Non-Recourse Credit Facility” above. Our working capital as of December 31, 2008 was $196,547. Our working capital is affected by the timing of each period end in relation to items such as payments received from customers, payments made to vendors, and internal payroll and billing cycles, as well as the seasonality within our business. Accordingly, our working capital, and its impact on cash flow from operations, can fluctuate materially from period to period.

Cash provided by operating activities from our continuing operations in 2008 was $99,478, which related to net income of $26,702, adjusted for non-cash expenses of $73,904, which included income from discontinued operations, net of tax, depreciation and amortization, non-cash advertising expense, non-cash stock-based compensation expense, deferred and other income taxes and the impairment of auction rate securities. Additionally, changes in operating assets and liabilities utilized cash flow of $1,128, primarily due to cash used due to an increase in accounts receivable of $9,672 and an increase in other assets of $1,349, offset by cash provided by an increase in accrued expenses and other long-term liabilities of $4,197, an increase in deferred revenue of $4,095 and a change in amounts due to/from HLTH of $1,601. Cash provided by operating activities from continuing operations in 2007 was $83,280, which related to net income of $65,884, adjusted for the income from discontinued operations of $7,515 and non-cash expenses of $29,870, which included depreciation and amortization, non-cash advertising expense, non-cash stock-based compensation expense and deferred and other income taxes. Additionally, changes in operating assets and liabilities utilized cash flow of $4,959, primarily due to a decrease in accrued expenses and other long-term liabilities of $7,115 and a change in amounts due from HLTH of $3,278, partially offset by cash provided by a decrease in accounts receivable of $4,239 and a decrease in other assets of $1,102.

Cash used in investing activities from our continuing operations in 2008 was $116,199, which primarily related to net purchases of available-for-sale securities of $83,900 and investments in property and equipment of $24,180 primarily to enhance our technology platform. Cash used in investing activities from our continuing operations in 2007 was $89,456, which primarily related to net purchases of available-for-sale securities of $71,410 and investments in property and equipment of $18,046 primarily to enhance our technology platform.

Cash used in financing activities in 2008 related to the repurchase of shares issued to the Subimo, LLC sellers of $12,818, partially offset by proceeds from the issuance of common stock of $3,797 and a tax benefit related to stock option deductions of $284. Cash provided by financing activities in 2007 principally related to net cash transfers from HLTH of $155,119, primarily $149,862 received from HLTH related to the utilization of the Company’s NOLs, a tax benefit related to stock option deductions of $1,577 and proceeds from the issuance of common stock of $14,355.

Included in our consolidated statements of cash flows are cash flows from discontinued operations of LBB and the ACS/ACP Business. Cash flows provided by operating activities from discontinued operations consisted of $3,434, $4,620 and $1,934 for 2008, 2007 and 2006, respectively related to LBB and cash flows used in operating activities of $390 for 2007 and cash flows provided by operating activities of $305 for 2006 related to the ACS/ACP Business. Cash flows used in investing activities of discontinued operations related to purchases of property and equipment of LBB. There were no cash flows from financing activities for LBB or the ACS/ACP Business.

WebMD 2008 Annual Report — MD&A Annex

Annex C-2 – Page 18

Contractual Obligations and Commitments

The following table summarizes our principal commitments as of December 31, 2008 for future specified contractual obligations that have not been accrued for in our consolidated balance sheet, as well as the estimated timing of the cash payments associated with these obligations which relate to lease commitments for facilities and data center locations. Management has used estimates and assumptions as to the timing of the cash flows associated with these commitments. Management’s estimates of the timing of future cash flows are largely based on historical experience, and accordingly, actual timing of cash flows may vary from these estimates.

		Less Than			More Than
	Total	1 Year	1-3 Years	4-5 Years	5 Years
	(In thousands)

Operating leases	$42,524	$7,496	$14,122	$9,466	$11,440

The above table excludes $611 of uncertain tax positions, under FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” as we are unable to reasonably estimate the timing of the settlement of these items. See Note 14, “Income Taxes,” in the Notes to Consolidated Financial Statements in Annex C-1 above.

Potential future cash commitments not included in the specified contractual obligations table above or accrued for in our consolidated balance sheet include our anticipated 2009 capital expenditure requirements which we currently estimate at $20,000 to $25,000. Our anticipated capital expenditures relate to improvements that will be deployed across our public and private portal web sites in order to enable us to service future growth in unique users, page views and private portal customers, the creation of new functionality and sponsorship areas for our customers, as well as leasehold improvements for our facilities.

Outlook on Future Liquidity

As of December 31, 2008, we had $191,659 in cash and cash equivalents and investments in ARS with a face amount of $164,800 and a fair value of $133,563. The ARS investments are discussed in more detail earlier in this MD&A under “Introduction — Background Information on Certain Trends and Developments — Certain Developments — Impairment of Auction Rate Securities; Non-Recourse Credit Facility.” Based on our plans and expectations as of the date of the filing of our 2008 Form 10-K and taking into consideration issues relating to the liquidity of our ARS investments, we believe that our available cash resources and future cash flow from operations, will provide sufficient cash resources to meet the commitments described above and to fund our currently anticipated working capital and capital expenditure requirements for up to twenty-four months. Our future liquidity and capital requirements will depend upon numerous factors, including retention of customers at current volume and revenue levels, our existing and new application and service offerings, competing technological and market developments, and potential future acquisitions. In addition, our ability to generate cash flow is subject to numerous factors beyond our control, including general economic, regulatory and other matters affecting us and our customers. We plan to continue to enhance the relevance of our online services to our audience and sponsors and expect to continue to invest in acquisitions, strategic relationships, facilities and technological infrastructure and product development. We may need to raise additional funds to support expansion, develop new or enhanced applications and services, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities. If required, we may raise such additional funds through public or private debt or equity financing, strategic relationships or other arrangements. We cannot assure you that such financing will be available on acceptable terms, if at all, or that such financing will not be dilutive to our stockholders. Future indebtedness may impose various restrictions and covenants on us that could limit our ability to respond to market conditions, to provide for unanticipated capital investments or to take advantage of business opportunities.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements.

WebMD 2008 Annual Report — MD&A Annex

Annex C-2 – Page 19

Recent Accounting Pronouncements

On April 25, 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets” (which we refer to as SFAS 142). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (Revised 2007), “Business Combinations,” and other U.S. generally accepted accounting principles. This FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of this FSP may impact the useful lives we assign to intangible assets that are acquired through future business combinations.

In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combinations” (which we refer to as SFAS 141R), a replacement of SFAS No. 141. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and applies to all business combinations. SFAS 141R provides that, upon initially obtaining control, an acquirer shall recognize 100 percent of the fair values of acquired assets, including goodwill, and assumed liabilities, with only limited exceptions, even if the acquirer has not acquired 100 percent of its target. As a consequence, the current step acquisition model will be eliminated. Additionally, SFAS 141R changes current practice, in part, as follows: (1) contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration; (2) transaction costs will be expensed as incurred, rather than capitalized as part of the purchase price; (3) pre-acquisition contingencies, such as legal issues, will generally have to be accounted for in purchase accounting at fair value; and (4) in order to accrue for a restructuring plan in purchase accounting, the requirements in SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” would have to be met at the acquisition date. While there is no expected impact to our Consolidated Financial Statements on the accounting for acquisitions completed prior to December 31, 2008, the adoption of SFAS 141R on January 1, 2009 could materially change the accounting for business combinations consummated subsequent to that date and for tax matters relating to prior acquisitions settled subsequent to December 31, 2008.

WebMD 2008 Annual Report — MD&A Annex

Annex C-2 – Page 20

ANNEX C-3

WEBMD HEALTH CORP. 2008 ANNUAL REPORT

PERFORMANCE GRAPH

The following graph compares the cumulative total stockholder return on WebMD Class A Common Stock with the comparable cumulative return of the NASDAQ Stock Market (U.S. and Foreign) Index and the Research Data Group (RDG) Internet Composite Index over the period of time covered in the graph. The graph assumes that $100 was invested in WebMD Class A Common Stock on September 29, 2005 (the date of the initial public offering of WebMD Class A Common Stock) and in each index on September 30, 2005. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

COMPARISON OF 39 MONTH CUMULATIVE TOTAL RETURN*
Among WebMD Health Corp., The NASDAQ Composite Index
And The RDG Internet Composite Index

*	$100 invested on 9/29/05 in stock & 9/30/05 in index — including reinvestment of dividends. Fiscal year ending December 31.

ANNEX C-4

WEBMD CORPORATION 2008 ANNUAL REPORT

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

The primary objective of our investment activities is to preserve principal and maintain adequate liquidity, while at the same time maximizing the yield we receive from our investment portfolio.

Changes in prevailing interest rates will cause the fair value of certain of our investments to fluctuate, such as our investments in auction rate securities that generally bear interest at rates indexed to LIBOR. As of December 31, 2008, the fair market value of our auction rate securities was $133.6 million. However, the fair values of our cash and money market investments, which approximate $191.7 million at December 31, 2008, are not subject to changes in interest rates.

We have entered into a non-recourse credit facility (“Credit Facility”) with Citigroup that is secured by our ARS holdings (including, in some circumstances, interest payable on the ARS holdings), that will allow us to borrow up to 75% of the face amount of the ARS holdings pledged as collateral under the Credit Facility. The interest rate applicable to such borrowings is one-month LIBOR plus 250 basis points. No borrowings have been made under the Credit Facility to date.

ANNEX C-5

Explanation of Non-GAAP Financial Measures

The Management’s Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) contained in Annex C-2 above includes both financial measures in accordance with U.S. generally accepted accounting principles, or GAAP, as well as non-GAAP financial measures. The non-GAAP financial measures represent earnings before interest, taxes, non-cash and other items (which we refer to as “Adjusted EBITDA”). Adjusted EBITDA should be viewed as supplemental to, and not as an alternative for, “income (loss) from continuing operations” or “net income (loss)” calculated in accordance with GAAP. The MD&A also includes reconciliations of non-GAAP financial measures to GAAP financial measures.

Adjusted EBITDA is used by WebMD’s management as an additional measure of WebMD’s performance for purposes of business decision-making, including developing budgets, managing expenditures, and evaluating potential acquisitions or divestitures. Period-to-period comparisons of Adjusted EBITDA help WebMD’s management identify additional trends in WebMD’s financial results that may not be shown solely by period-to-period comparisons of income (loss) from continuing operations or net income (loss). In addition, WebMD uses Adjusted EBITDA in the incentive compensation programs applicable to many of its employees in order to evaluate WebMD’s performance. WebMD management recognizes that Adjusted EBITDA has inherent limitations because of the excluded items, particularly those items that are recurring in nature. In order to compensate for those limitations, management also reviews the specific items that are excluded from Adjusted EBITDA, but included in income (loss) from continuing operations or net income (loss), as well as trends in those items. The amounts of those items are set forth, for the applicable periods, in the reconciliations of Adjusted EBITDA to income (loss) from continuing operations or to net income (loss) that accompany our press releases and disclosure documents containing non-GAAP financial measures, including the reconciliation contained in the MD&A.

WebMD believes that the presentation of Adjusted EBITDA is useful to investors in their analysis of WebMD’s results for reasons similar to the reasons why WebMD’s management finds it useful and because it helps facilitate investor understanding of decisions made by WebMD’s management in light of the performance metrics used in making those decisions. In addition, as more fully described below, WebMD believes that providing Adjusted EBITDA, together with a reconciliation of Adjusted EBITDA to income (loss) from continuing operations or to net income (loss), helps investors make comparisons between WebMD and other companies that may have different capital structures, different effective income tax rates and tax attributes, different capitalized asset values and/or different forms of employee compensation. However, Adjusted EBITDA is intended to provide a supplemental way of comparing WebMD with other public companies and is not intended as a substitute for comparisons based on “income (loss) from continuing operations” or “net income (loss)” calculated in accordance with GAAP. In making any comparisons to other companies, investors need to be aware that companies use different non-GAAP measures to evaluate their financial performance. Investors should pay close attention to the specific definition being used and to the reconciliation between such measures and the corresponding GAAP measures provided by each company under applicable SEC rules.

The following is an explanation of the items excluded by WebMD from Adjusted EBITDA but included in income (loss) from continuing operations:

•	Depreciation and Amortization. Depreciation and amortization expense is a non-cash expense relating to capital expenditures and intangible assets arising from acquisitions that are expensed on a straight-line basis over the estimated useful life of the related assets. WebMD excludes depreciation and amortization expense from Adjusted EBITDA because it believes (i) the amount of such expenses in any specific period may not directly correlate to the underlying performance of WebMD’s business operations and (ii) such expenses can vary significantly between periods as a result of new acquisitions and full amortization of previously acquired tangible and intangible assets. Accordingly, WebMD believes this exclusion assists management and investors in making period-to-period comparisons of operating performance. Investors should note that use of tangible and intangible assets contributed to revenue in the periods presented and will contribute to future revenue generation and should also note that such expenses will recur in future periods.

WebMD 2008 Annual Report — Explanation of Non-GAAP Financial Measures

Annex C-5 – Page 1.1

•	Stock-Based Compensation Expense. Stock-based compensation expense is a non-cash expense arising from the grant of stock-based awards to employees. WebMD believes that excluding the effect of stock-based compensation from Adjusted EBITDA assists management and investors in making period-to-period comparisons in its operating performance because it believes (i) the amount of such expenses in any specific period may not directly correlate to the underlying performance of WebMD’s business operations and (ii) such expenses can vary significantly between periods as a result of the timing of grants of new stock-based awards, including grants in connection with acquisitions. Additionally, WebMD believes that excluding stock-based compensation from Adjusted EBITDA assists management and investors in making meaningful comparisons between WebMD’s operating performance and the operating performance of other companies that may use different forms of employee compensation or different valuation methodologies for their stock-based compensation. Investors should note that stock-based compensation is a key incentive offered to employees whose efforts contributed to the operating results in the periods presented and are expected to contribute to operating results in future periods. Investors should also note that such expenses will recur in the future.

•	Non-Cash Advertising Expense. This expense relates to the usage of non-cash advertising obtained from News Corporation (“Newscorp”) in exchange for equity securities issued by our parent, HLTH Corporation in 2000. The advertising is available only on various Newscorp properties, primarily its television network and cable channels, without any cash cost to WebMD and will expire later this year. WebMD excludes this expense from Adjusted EBITDA (i) because it is a non-cash expense, (ii) because it is incremental to other non-television cash advertising expense that WebMD otherwise incurs and (iii) to assist management and investors in comparing its operating results over multiple periods. Investors should note that it is likely that WebMD derives some benefit from such advertising.

•	Interest Income. Interest income is associated with the level of marketable debt securities and other interest bearing accounts in which WebMD invests. Interest income varies over time due to varying levels of securities available for investment. Transactions that WebMD has entered into in recent periods that have impacted securities available for investment include the initial public offering of equity in WebMD and acquisitions of other companies for varying amounts of cash since our initial public offering. Additional financing transactions as well as potential acquisitions that WebMD may enter into in the future could impact the levels and timing of securities available for investment. WebMD excludes interest income from Adjusted EBITDA (i) because it is not directly attributable to the performance of WebMD’s business operations and, accordingly, its exclusion assists management and investors in making period-to-period comparisons of operating performance and (ii) to assist management and investors in making comparisons to companies with different capital structures. Investors should note that interest income will recur in future periods.

•	Income Tax (Provision) Benefit. WebMD maintains a valuation allowance on a portion of its net operating loss carryforwards, the amount of which may change from period to period based on factors that are not directly related to WebMD’s results for the period. The valuation allowance is reversed through the statement of operations, additional paid-in capital, or goodwill to the extent those tax benefits were acquired through business combinations. The timing of such reversals has not been consistent and as a result, WebMD’s income tax expense can fluctuate significantly from period to period in a manner not directly related to WebMD’s operating performance. WebMD excludes the income tax provision from Adjusted EBITDA (i) because it believes that the income tax provision is not directly attributable to the underlying performance of WebMD’s business operations and, accordingly, its exclusion assists management and investors in making period-to-period comparisons of operating performance and (ii) to assist management and investors in making comparisons to companies with different tax attributes. Investors should note that income tax (provision) benefit will recur in future periods.

•	Other Items. WebMD engages in other activities and transactions that can impact WebMD’s overall income (loss) from continuing operations. WebMD excludes these other items from Adjusted EBITDA when it believes these activities or transactions are not directly attributable to the performance of WebMD’s business operations and, accordingly, their exclusion assists management and investors in making period-to-period comparisons of operating performance. Investors should note that these other items may recur in future periods. In the MD&A, WebMD has excluded loss on the impairment of auction rate securities and a restructuring charge from Adjusted EBITDA.

WebMD 2008 Annual Report — Explanation of Non-GAAP Financial Measures

Annex C-5 – Page 2

ANNEX D

WEBMD HEALTH CORP.
AMENDED AND RESTATED
2005 LONG-TERM INCENTIVE PLAN

(AS AMENDED THROUGH JULY 2, 2009)

ARTICLE 1

PURPOSE

1.1 General.  The purpose of the WebMD Health Corp. 2005 Long-Term Incentive Plan (as it may be amended from time to time, the “Plan”) is to promote the success, and enhance the value, of WebMD Health Corp., a Delaware Corporation (the “Corporation”), by linking the personal interests of its employees, officers, directors and consultants to those of Corporation shareholders and by providing such persons with an incentive for outstanding performance. The Plan is further intended to provide flexibility to the Corporation in its ability to motivate, attract and retain the services of employees, officers, directors and consultants upon whose judgment, interest and special effort the successful conduct of the Corporation’s operation is largely dependent. Accordingly, the Plan permits the grant of incentive awards from time to time to selected employees and officers, directors and consultants.

ARTICLE 2

EFFECTIVE DATE

2.1 Effective Date.  The Plan became effective on the date upon which it was approved by the Board and the shareholders of the Corporation, which was September 26, 2005 (the “Effective Date”). The effective date of the first amendment and restatement of the Plan was July 27, 2006. This amendment and restatement of the Plan is effective as of July 2, 2009 and reflects amendments approved by the Committee (as defined below) on each of May 1, 2008, on October 28, 2008 and on July 2, 2009, with the increase approved by the Board of Directors on July 2, 2009 being subject to the approval of the Stockholders of the Corporation at its next Annual Meeting of Stockholders (the “2009 Stockholders’ Meeting”).

ARTICLE 3

DEFINITIONS

3.1 Definitions.  When a word or phrase appears in this Plan with the initial letter capitalized, and the word or phrase does not commence a sentence and is not otherwise defined in the Plan, the word or phrase shall generally be given the meaning ascribed to it in this Section. The following words and phrases shall have the following meanings:

(a) “1933 Act” means the Securities Act of 1933, as amended from time to time.

(b) “1934 Act” means the Securities Exchange Act of 1934, as amended from time to time.

(c) “Affiliate” means any Parent or Subsidiary and any person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the Corporation.

(d) [intentionally omitted]

(e) “Award” means any Option, Stock Appreciation Right, Restricted Stock Award, Performance Share Award, Dividend Equivalent Award or Other Stock-Based Award, or any other right or interest relating to Stock or cash, granted to a Participant under the Plan.

(f) “Award Agreement” means any written agreement, contract or other instrument or document evidencing an Award.

(g) “Board” means the Board of Directors of the Corporation.

(h) “Cause” as a reason for a Participant’s termination of employment or service shall have the meaning assigned such term in the employment agreement, if any, between such Participant and the Corporation or an affiliated company, provided, however, that if there is no such employment agreement in which such term is defined, “Cause” shall mean any of the following acts by the Participant, as determined by the Board: gross neglect of duty, prolonged absence from duty without the consent of the Corporation, intentionally engaging in any activity that is in conflict with or adverse to the business or other interests of the Corporation, or willful misconduct, misfeasance or malfeasance of duty which is reasonably determined to be detrimental to the Corporation.

(i) “Change of Control” means and includes the occurrence of any one of the following events:

(i) individuals who, at the effective date of the Initial Public Offering, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director after the Effective Date and whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Corporation in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Corporation as a result of an actual or threatened election contest (as described in Rule 14a-11 under the 1934 Act (“Election Contest”)) or other actual or threatened solicitation of proxies or consents by or on behalf of any “person” (as such term is defined in Section 3(a)(9) of the 1934 Act and as used in Section 13(d)(3) and 14(d)(2) of the 1934 Act) other than the Board (“Proxy Contest”), including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest, shall be deemed an Incumbent Director;

(ii) any person becomes a “beneficial owner” (as defined in Rule 13d-3 under the 1934 Act), directly or indirectly, of securities of the Corporation representing 50% or more of the combined voting power of the Corporation’s then outstanding securities eligible to vote for the election of the Board (the “Corporation Voting Securities”); provided, however, that the event described in this paragraph (ii) shall not be deemed to be a Change of Control of the Corporation by virtue of any of the following acquisitions: (A) any acquisition by a person who is on the Effective Date the beneficial owner of 50% or more of the outstanding Corporation Voting Securities, (B) an acquisition by the Corporation which reduces the number of Corporation Voting Securities outstanding and thereby results in any person acquiring beneficial ownership of more than 50% of the outstanding Corporation Voting Securities, provided that if after such acquisition by the Corporation such person becomes the beneficial owner of additional Corporation Voting Securities that increase the percentage of outstanding Corporation Voting Securities beneficially owned by such person, a Change of Control of the Corporation shall then occur, (C) an acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Corporation or any Parent or Subsidiary, (D) an acquisition by an underwriter temporarily holding securities pursuant to an offering of such securities or (E) an acquisition pursuant to a Non-Qualifying Transaction (as defined in paragraph (iii)); or

(iii) the consummation of a reorganization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Corporation that requires the approval of the Corporation’s stockholders, whether for such transaction or the issuance of securities in the transaction (a “Reorganization”), or the sale or other disposition of all or substantially all of the Corporation’s assets to an entity that is not an affiliate of the Corporation (a “Sale”), unless immediately following such Reorganization or Sale: (A) more than 50% of the total voting power of (x) the corporation resulting from such Reorganization or the corporation which has acquired all or

WebMD 2005 Long-Term Incentive Plan —
As Amended Through July 2, 2009

Annex D – Page 2

substantially all of the assets of the Corporation (in either case, the “Surviving Corporation”) or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of 100% of the voting securities eligible to elect directors of the Surviving Corporation (the “Parent Corporation”), is represented by the Corporation Voting Securities that were outstanding immediately prior to such Reorganization or Sale (or, if applicable, is represented by shares into which such Corporation Voting Securities were converted pursuant to such Reorganization or Sale), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Corporation Voting Securities among the holders thereof immediately prior to the Reorganization or Sale, (B) no person (other than (x) the Corporation, (y) any employee benefit plan (or related trust) sponsored or maintained by the Surviving Corporation or the Parent Corporation or (z) a person who immediately prior to the Reorganization or Sale was the beneficial owner of 25% or more of the outstanding Corporation Voting Securities) is the beneficial owner, directly or indirectly, of 25% or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) and (C) at least a majority of the members of the board of directors of the Parent Corporation (or, if there is no Parent Corporation, the Surviving Corporation) following the consummation of the Reorganization or Sale were Incumbent Directors at the time of the Board’s approval of the execution of the initial agreement providing for such Reorganization or Sale (any Reorganization or Sale which satisfies all of the criteria specified in (A), (B) and (C) above shall be deemed to be a “Non-Qualifying Transaction”);

provided, however, that in no event shall a Change of Control be deemed to have occurred so long as HLTH Corporation directly or indirectly beneficially owns at least 50% of the voting power represented by the securities of the Corporation entitled to vote generally in the election of the Corporation’s directors; and provided further, however, that under no circumstances shall a split-off, spin-off, stock dividend or similar transaction as a result of which the voting securities of the Corporation are distributed to shareholders of HLTH Corporation or its successors constitute a Change of Control.

Notwithstanding the foregoing, with respect to an Award that is subject to Section 409A of the Code, and payment or settlement of such Award is to be accelerated in connection with an event that would otherwise constitute a Change of Control, no event set forth in clause (i), (ii) or (iii) will constitute a Change of Control for purposes of the Plan and any Award Agreement unless such event also constitutes a “change in the ownership”, “change in the effective control” or “change in the ownership of a substantial portion of the assets” of the Corporation as defined under Section 409A of the Code and the Treasury guidance promulgated thereunder.

(j) “Code” means the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated thereunder.

(k) “Committee” means, subject to the last sentence of Section 4.1, the committee of the Board described in Article 4.

(l) “Covered Employee” means a covered employee as defined in Section 162(m)(3) of the Code, provided that no employee shall be a Covered Employee until the deduction limitations of Section 162(m) of the Code are applicable to the Corporation and any reliance period under Treasury Regulation Section 1.162-27(f) has expired.

(m) “Disability” has the meaning ascribed under the long-term disability plan applicable to the Participant. Notwithstanding the above, (i) with respect to an Incentive Stock Option, Disability shall mean Permanent and Total Disability as defined in Section 22(e)(3) of the Code and (ii) to the extent an Award is subject to Section 409A of the Code, and payment or settlement of the Award is to be accelerated solely as a result of the Participant’s Disability, Disability shall have the meaning ascribed thereto under Section 409A of the Code and the Treasury guidance promulgated thereunder.

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(n) “Dividend Equivalent” means a right granted to a Participant under Article 11.

(o) “Effective Date” has the meaning assigned such term in Section 2.1.

(p) “Fair Market Value”, on any date, means (i) if the Stock is listed on a securities exchange or is traded over the Nasdaq National Market, the closing sales price on such exchange or over such system on such date or, in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported or (ii) if the Stock is not listed on a securities exchange or traded over the Nasdaq National Market, Fair Market Value will be determined by such other method as the Committee determines in good faith to be reasonable; provided, however, that if the Stock underlying an Award is sold on the same day as the date of exercise or settlement or the date on which the restrictions lapse applicable to Restricted Stock or similar Award through a broker approved by the Corporation, Fair Market Value shall be the actual sale price of the Stock in such transaction or transactions. With respect to awards granted on the effective date of the Corporation’s Initial Public Offering, Fair Market Value shall mean the price at which the Stock is initially offered in the Initial Public Offering.

(q) “HLTH Corporation” means HLTH Corporation, a Delaware corporation (which was formerly known as Emdeon Corporation).

(r) “Incentive Stock Option” means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

(s) “Initial Public Offering” means the underwritten initial public offering of equity securities of the Corporation pursuant to an effective registration statement under the 1933 Act.

(t) “Non-Employee Director” means a member of the Board who is not an employee of the Corporation or any Parent or Affiliate.

(u) “Non-Qualified Stock Option” means an Option that is not an Incentive Stock Option.

(v) “Option” means a right granted to a Participant under Article 7 to purchase Stock at a specified price during specified time periods. An Option may be either an Incentive Stock Option or a Non-Qualified Stock Option.

(w) “Other Stock-Based Award” means a right, granted to a Participant under Article 12, that relates to or is valued by reference to Stock or other Awards relating to Stock.

(x) “Parent” means a corporation which owns or beneficially owns a majority of the outstanding voting stock or voting power of the Corporation. Notwithstanding the above, with respect to an Incentive Stock Option, Parent shall have the meaning set forth in Section 424(e) of the Code.

(y) “Participant” means a person who, as an employee, officer, consultant or director of the Corporation or any Parent, Subsidiary or Affiliate, has been granted an Award under the Plan.

(z) “Performance Share” means a right granted to a Participant under Article 9, to receive cash, Stock, or other Awards, the payment of which is contingent upon achieving certain performance goals established by the Committee.

(aa) “Restricted Stock Award” means Stock granted to a Participant under Article 10 that is subject to certain restrictions and to risk of forfeiture.

(bb) “Stock” means the $.01 par value Class A common stock of the Corporation and such other securities of the Corporation as may be substituted for Stock pursuant to Article 15.

(cc) “Stock Appreciation Right” or “SAR” means a right granted to a Participant under Article 8 to receive a payment equal to the difference between the Fair Market Value of a share of Stock as of

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the date of exercise of the SAR over the grant price of the SAR, all as determined pursuant to Article 8.

(dd) “Subsidiary” means any corporation, limited liability company, partnership or other entity of which a majority of the outstanding voting equity securities or voting power is beneficially owned directly or indirectly by the Corporation. Notwithstanding the above, with respect to an Incentive Stock Option, Subsidiary shall have the meaning set forth in Section 424(f) of the Code.

ARTICLE 4

ADMINISTRATION

4.1 Committee.  The Plan shall be administered by a committee (the “Committee”) appointed by the Board (which Committee shall consist of two or more directors) or, at the discretion of the Board from time to time, the Plan may be administered by the Board. It is intended that the directors appointed to serve on the Committee shall be “non-employee directors” (within the meaning of Rule 16b-3 promulgated under the 1934 Act) and “outside directors” (within the meaning of Section 162(m) of the Code) to the extent that Rule 16b-3 and, if necessary for relief from the limitation under Section 162(m) of the Code and such relief is sought by the Corporation, Section 162(m) of the Code, respectively, are applicable. However, the mere fact that a Committee member shall fail to qualify under either of the foregoing requirements shall not invalidate any Award made by the Committee which Award is otherwise validly made under the Plan. The members of the Committee shall be appointed by, and may be changed at any time and from time to time in the discretion of, the Board. During any time that the Board is acting as administrator of the Plan, it shall have all the powers of the Committee hereunder, and any reference herein to the Committee (other than in this Section 4.1) shall include the Board. Notwithstanding the foregoing, (i) initial Awards granted to Participants in connection with the Initial Public Offering may be determined, and (ii) to the extent determined by the Board, following the Initial Public Offering the Plan may be administered, by the compensation committee of the board of directors of HLTH Corporation and all references to such Committee in the Plan shall be deemed to refer to such Committee for so long as it serves as the Plan administrator.

4.2 Action by the Committee.  For purposes of administering the Plan, the following rules of procedure shall govern the Committee. A majority of the Committee shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present, and acts approved unanimously in writing by the members of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Corporation or any Parent or Affiliate, the Corporation’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Corporation to assist in the administration of the Plan.

4.3 Authority of Committee.  Except as provided below, the Committee has the exclusive power, authority and discretion to:

(a) Designate Participants;

(b) Determine the type or types of Awards to be granted to each Participant;

(c) Determine the number of Awards to be granted and the number of shares of Stock to which an Award will relate;

(d) Determine the terms and conditions of any Award granted under the Plan, including, but not limited to, the exercise price, grant price or purchase price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, based in each case on such considerations as the Committee in its sole discretion determines;

(e) Accelerate the vesting or lapse of restrictions of any outstanding Award, based in each case on such considerations as the Committee in its sole discretion determines;

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(f) Determine whether, to what extent, and under what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Stock, other Awards or other property, or an Award may be canceled, forfeited or surrendered;

(g) Prescribe the form of each Award Agreement, which need not be identical for each Participant or amend any Award Agreement;

(h) Decide all other matters that must be determined in connection with an Award;

(i) Establish, adopt or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(j) Make all other decisions and determinations that may be required under the Plan or as the Committee deems necessary or advisable to administer the Plan; and

(k) Amend the Plan as provided herein.

Notwithstanding the foregoing authority, except as provided in or pursuant to Article 15, the Committee shall not authorize, generally or in specific cases only, for the benefit of any Participant, any adjustment in the exercise price of an Option or the base price of a Stock Appreciation Right, or in the number of shares subject to an Option or Stock Appreciation Right granted hereunder by (i) cancellation of an outstanding Option or Stock Appreciation Right and a subsequent regranting of an Option or Stock Appreciation Right, (ii) amendment to an outstanding Option or Stock Appreciation Right, (iii) substitution of an outstanding Option or Stock Appreciation Right or (iv) any other action that would be deemed to constitute a repricing of such an Award under applicable law, in each case, without prior approval of the Corporation’s stockholders.

4.4 Delegation of Authority.  To the extent not prohibited by applicable laws, rules and regulations, the Board or the Committee may, from time to time, delegate some or all of its authority under the Plan to a subcommittee or subcommittees thereof or to one or more directors or executive officers of the Corporation as it deems appropriate under such conditions or limitations as it may set at the time of such delegation or thereafter, except that neither the Board nor the Committee may delegate its authority pursuant to Article 16 to amend the Plan. For purposes of the Plan, references to the Committee shall be deemed to refer to any subcommittee, subcommittees, directors or executive officers to whom the Board or the Committee delegates authority pursuant to this Section 4.4.

4.5 Decisions Binding.  The Committee’s interpretation of the Plan, any Awards granted under the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding and conclusive on all parties.

ARTICLE 5

SHARES SUBJECT TO THE PLAN

5.1 Number of Shares.  Subject to adjustment as provided in Article 15, the aggregate number of shares of Stock reserved and available for Awards or which may be used to provide a basis of measurement for or to determine the value of an Award (such as with a Stock Appreciation Right or Performance Share Award) shall be 14,500,000 shares (the “Maximum Number”); provided that the Maximum Number shall increase to 15,600,000 if the stockholders of the Corporation approve such increase at the 2009 Stockholders’ Meeting. Not more than the Maximum Number of shares of Stock shall be granted in the form of Incentive Stock Options.

5.2 Lapsed Awards.  To the fullest extent permissible under Rule 16b-3 under the 1934 Act and Section 422 of the Code and any other applicable laws, rules and regulations, (i) if an Award is canceled, terminates, expires, is forfeited or lapses for any reason without having been exercised or settled, any shares of Stock subject to the Award will be added back into the Maximum Number and will again be available for

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the grant of an Award under the Plan and (ii) shares of Stock subject to SARs or other Awards settled in cash shall be added back into the Maximum Number and will be available for the grant of an Award under the Plan. For the sake of clarity, shares tendered or withheld to satisfy the exercise price or tax withholding obligations arising in connection with the exercise or vesting of an Award (including in connection with a “net exercise” as contemplated by Section 7.1(c)) shall not be added back into the Maximum Number and shall not be available for further grant.

5.3 Stock Distributed.  Any Stock distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Stock, treasury Stock or Stock purchased on the open market.

5.4 Limitation on Awards.  Notwithstanding any provision in the Plan to the contrary (but subject to adjustment as provided in Article 15), the maximum number of shares of Stock with respect to one or more Options and/or SARs that may be granted during any one calendar year under the Plan to any one Participant shall be 412,500 (all of which may be granted as Incentive Stock Options); provided, however, that in connection with his or her initial employment with the Corporation, a Participant may be granted Options or SARs with respect to up to an additional 412,500 shares of Stock (all of which may be granted as Incentive Stock Options), which shall not count against the foregoing annual limit. The maximum Fair Market Value (measured as of the date of grant) of any Awards other than Options and SARs that may be received by any one Participant (less any consideration paid by the Participant for such Award) during any one calendar year under the Plan shall be $5,000,000. The maximum number of shares of Stock that may be subject to one or more Performance Share Awards (or used to provide a basis of measurement for or to determine the value of Performance Share Awards) in any one calendar year to any one Participant (determined on the date of grant) shall be 412,500.

ARTICLE 6

ELIGIBILITY

6.1 General.  Awards may be granted only to individuals who are employees, officers, directors or consultants of the Corporation or a Parent or an Affiliate. In the discretion of the Committee, Awards may be made to Covered Employees which are intended to constitute qualified performance-based compensation under Section 162(m) of the Code.

ARTICLE 7

STOCK OPTIONS

7.1 General.  The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a) Exercise Price.  The exercise price per share of Stock under an Option shall be determined by the Committee at the time of the grant but in no event shall the exercise price be less than 100% of the Fair Market Value of a share of Stock on the date of grant.

(b) Time and Conditions of Exercise.  The Committee shall determine the time or times at which an Option may be exercised in whole or in part, subject to Section 7.1(e) and 7.3. The Committee also shall determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised. The Committee may waive any exercise provisions at any time in whole or in part based upon factors as the Committee may determine in its sole discretion so that the Option becomes exerciseable at an earlier date.

(c) Payment.  Unless otherwise determined by the Committee, the exercise price of an Option may be paid (i) in cash, (ii) by actual delivery or attestation to ownership of freely transferable shares of stock already owned; (iii) by a combination of cash and shares of Stock equal in value to the exercise price or (iv) by such other means as the Committee, in its discretion, may authorize. In

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accordance with the rules and procedures authorized by the Committee for this purpose, an Option may, if the Committee so determines also be exercised through either or both of the following: (i) a “cashless exercise” procedure authorized by the Committee that permits Participants to exercise Options by delivering a properly executed exercise notice to the Corporation together with a copy of irrevocable instructions to a broker to deliver promptly to the Corporation the amount of sale or loan proceeds necessary to pay the exercise price and the amount of any required tax or other withholding obligations or (ii) a “net exercise” arrangement pursuant to which the Corporation will reduce the number of shares of Stock issued upon exercise by that number of shares of Stock having a Fair Market Value equal to the aggregate exercise price.

(d) Evidence of Grant.  All Options shall be evidenced by a written Award Agreement between the Corporation and the Participant. The Award Agreement shall include such provisions not inconsistent with the Plan as may be specified by the Committee.

(e) Exercise Term.  In no event may any Option be exercisable for more than ten years from the date of its grant.

7.2 Incentive Stock Options.  The terms of any Incentive Stock Options granted under the Plan must comply with the following additional rules:

(a) Lapse of Option.  An Incentive Stock Option shall lapse under the earliest of the following circumstances; provided, however, that the Committee may, prior to the lapse of the Incentive Stock Option under the circumstances described in paragraphs (3), (4) and (5) below, provide in writing that the Option will extend until a later date, but if an Option is exercised after the dates specified in paragraphs (3), (4) and (5) below, it will automatically become a Non-Qualified Stock Option:

(1) The Incentive Stock Option shall lapse as of the option expiration date set forth in the Award Agreement.

(2) The Incentive Stock Option shall lapse ten years after it is granted, unless an earlier time is set in the Award Agreement.

(3) If the Participant terminates employment for any reason other than as provided in paragraph (4) or (5) below, the Incentive Stock Option shall lapse, unless it is previously exercised, three months after the Participant’s termination of employment; provided, however, that if the Participant’s employment is terminated by the Corporation for Cause, the Incentive Stock Option shall (to the extent not previously exercised) lapse immediately.

(4) If the Participant terminates employment by reason of his Disability, the Incentive Stock Option shall lapse, unless it is previously exercised, one year after the Participant’s termination of employment.

(5) If the Participant dies while employed, or during the three-month period described in paragraph (3) or during the one-year period described in paragraph (4) and before the Option otherwise lapses, the Option shall lapse one year after the Participant’s death. Upon the Participant’s death, any exercisable Incentive Stock Options may be exercised by the Participant’s beneficiary, determined in accordance with Section 14.5.

Unless the exercisability of the Incentive Stock Option is accelerated as provided in Article 14, if a Participant exercises an Option after termination of employment, the Option may be exercised only with respect to the shares that were otherwise vested on the Participant’s termination of employment.

(b) Individual Dollar Limitation.  The aggregate Fair Market Value (determined as of the time an Award is made) of all shares of Stock with respect to which Incentive Stock Options are first exercisable by a Participant in any calendar year may not exceed $100,000.00.

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(c) Ten Percent Owners.  No Incentive Stock Option shall be granted to any individual who, at the date of grant, owns stock possessing more than ten percent of the total combined voting power of all classes of stock of the Corporation or any Parent or Affiliate unless the exercise price per share of such Option is at least 110% of the Fair Market Value per share of Stock at the date of grant and the Option expires no later than five years after the date of grant.

(d) Expiration of Incentive Stock Options.  No Award of an Incentive Stock Option may be made pursuant to the Plan after the day immediately prior to the tenth anniversary of the Effective Date.

(e) Right to Exercise.  During a Participant’s lifetime, an Incentive Stock Option may be exercised only by the Participant or, in the case of the Participant’s Disability, by the Participant’s guardian or legal representative.

(f) Directors.  The Committee may not grant an Incentive Stock Option to a non-employee director. The Committee may grant an Incentive Stock Option to a director who is also an employee of the Corporation or any Parent or Affiliate but only in that individual’s position as an employee and not as a director.

7.3 Options Granted to Non-employee Directors.  Notwithstanding the foregoing, Options granted to Non-Employee Directors under this Article 7 shall be subject to the following additional terms and conditions:

(a) Lapse of Option.  An Option granted to a Non-Employee Director under this Article 7 shall lapse under the earliest of the following circumstances:

(1) The Option shall lapse as of the option expiration date set forth in the Award Agreement.

(2) If the Participant ceases to serve as a member of the Board for any reason other than as provided in the proviso to this paragraph (2) or in paragraph (3) below, the Option shall lapse, unless it is previously exercised, (A) in the case of Option grants made to Non-Employee Directors after January 27, 2006, three years after the Participant’s termination as a member of the Board and (B) in the case of Option grants made to Non-Employee Directors on or prior to January 27, 2006, on the later of (x) 5 1/2 months following the Participant’s termination as a member of the Board of Directors or (y) December 31 of the year in which such termination of service occurs; provided, however, that if the Participant is removed for cause (determined in accordance with the Corporation’s bylaws, as amended from time to time), the Option shall (to the extent not previously exercised) lapse immediately.

(3) If the Participant ceases to serve as a member of the Board by reason of his Disability or death, the Option shall lapse, unless it is previously exercised, (A) in the case of Option grants made to Non-Employee Directors after January 27, 2006, three years after the Participant’s termination as a member of the Board and (B) in the case of Option grants made to Non-Employee Directors on or prior to January 27, 2006, 14 1/2 months following the Participant’s termination as a member of the Board of Directors. If the Participant dies during the post termination exercise period specified above in paragraph (2) or in paragraph (3) and before the Option otherwise lapses, the Option shall lapse one year after the Participant’s death. Upon the Participant’s death, any exercisable Options may be exercised by the Participant’s beneficiary, determined in accordance with Section 14.5.

If a Participant exercises Options after termination of his service on the Board, he may exercise the Options only with respect to the shares that were otherwise exercisable on the date of termination of his service on the Board. Such exercise otherwise shall be subject to the terms and conditions of this Article 7.

(b) Acceleration Upon Change of Control.  Notwithstanding Section 7.1(b), in the event of a Change of Control, each Option granted to a Non-Employee Director under this Article 7 that is then

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outstanding immediately prior to such Change of Control shall become immediately vested and exercisable in full on the date of such Change of Control.

ARTICLE 8

STOCK APPRECIATION RIGHTS

8.1 Grant of Stock Appreciation Rights.  The Committee is authorized to grant Stock Appreciation Rights to Participants on the following terms and conditions:

(a) Right to Payment.  Upon the exercise of a Stock Appreciation Right, the Participant to whom it is granted has the right to receive the excess, if any, of:

(1) The Fair Market Value of one share of Stock on the date of exercise; over

(2) The grant price of the Stock Appreciation Right as determined by the Committee, which shall not be less than the Fair Market Value of one share of Stock on the date of grant.

(b) Other Terms.  All awards of Stock Appreciation Rights shall be evidenced by an Award Agreement. The terms, methods of exercise, methods of settlement, form of consideration payable in settlement, and any other terms and conditions of any Stock Appreciation Right shall be determined by the Committee at the time of the grant of the Award and shall be reflected in the Award Agreement.

ARTICLE 9

PERFORMANCE SHARES

9.1 Grant of Performance Shares.  The Committee is authorized to grant Performance Shares to Participants on such terms and conditions as may be selected by the Committee. The Committee shall have the complete discretion to determine the number of Performance Shares granted to each Participant, subject to Section 5.4. All Awards of Performance Shares shall be evidenced by an Award Agreement.

9.2 Right to Payment.  A grant of Performance Shares gives the Participant rights, valued as determined by the Committee, and payable to, or exercisable by, the Participant to whom the Performance Shares are granted, in whole or in part, as the Committee shall establish at grant or thereafter. The Committee shall set performance goals and other terms or conditions to payment of the Performance Shares in its discretion which, depending on the extent to which they are met, will determine the number and value of Performance Shares that will be paid to the Participant.

9.3 Other Terms.  Performance Shares may be payable in cash, Stock or other property, and have such other terms and conditions as determined by the Committee and reflected in the Award Agreement.

ARTICLE 10

RESTRICTED STOCK AWARDS

10.1 Grant of Restricted Stock.  The Committee is authorized to make Awards of Restricted Stock to Participants in such amounts and subject to such terms and conditions as may be selected by the Committee. All Awards of Restricted Stock shall be evidenced by a Restricted Stock Award Agreement.

10.2 Issuance and Restrictions.  Restricted Stock shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Stock or the right to receive dividends on the Restricted Stock). These restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, upon the satisfaction of performance goals or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

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10.3 Forfeiture.  Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment during the applicable restriction period or upon failure to satisfy a performance goal during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited and reacquired by the Corporation; provided, however, that the Committee may provide in any Award Agreement that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of terminations resulting from specified causes, and the Committee may in other cases waive in whole or in part restrictions or forfeiture conditions relating to Restricted Stock.

10.4 Certificates for Restricted Stock.  Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing shares of Restricted Stock are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock.

ARTICLE 11

DIVIDEND EQUIVALENTS

11.1 Grant of Dividend Equivalents.  The Committee is authorized to grant Dividend Equivalents to Participants subject to such terms and conditions as may be selected by the Committee. Dividend Equivalents shall entitle the Participant to receive payments (in cash, Stock or other property) equal to dividends with respect to all or a portion of the number of shares of Stock subject to an Award, as determined by the Committee. The Committee may provide that Dividend Equivalents be paid or distributed when accrued, or be deemed to have been reinvested in additional shares of Stock or otherwise reinvested.

ARTICLE 12

OTHER STOCK-BASED AWARDS

12.1 Grant of Other Stock-based Awards.  The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of Stock, as deemed by the Committee to be consistent with the purposes of the Plan, including, without limitation, shares of Stock awarded purely as a “bonus” and not subject to any restrictions or conditions, convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of Stock, stock units, phantom stock and other Awards valued by reference to book value of shares of Stock or the value of securities of or the performance of specified Parents or Subsidiaries. The Committee shall determine the terms and conditions of such Awards.

ARTICLE 13

ANNUAL AWARDS TO NON-EMPLOYEE DIRECTORS

13.1 Grant of Options.  Each Non-Employee Director who is serving in such capacity as of January 1 of each year that the Plan is in effect shall be granted a Non-Qualified Option to purchase 13,200 shares of Stock, subject to adjustment as provided in Article 15. In addition, each Non-Employee Director who is serving in such capacity as of the effective date of the Initial Public Offering shall be granted a Non-Qualified Stock Option to purchase 13,200 shares of Stock on such date. Each such date that Options are to be granted under this Article 13 is referred to hereinafter as a “Grant Date”. In addition, the Committee may, in its sole discretion, permit or require each Non-Employee Director to receive all or any portion of his or her compensation for services as a director in the form of an Award under the Plan with such term and conditions as may be determined by the Board in its sole discretion.

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If on any Grant Date, shares of Stock are not available under the Plan to grant to Non-Employee Directors the full amount of a grant contemplated by the immediately preceding paragraph, then each Non-Employee Director shall receive an Option (a “Reduced Grant”) to purchase shares of Stock in an amount equal to the number of shares of Stock then available under the Plan divided by the number of Non-Employee Directors as of the applicable Grant Date. Fractional shares shall be ignored and not granted.

If a Reduced Grant has been made and, thereafter, during the term of the Plan, additional shares of Stock become available for grant, then each person who was a Non-Employee Director both on the Grant Date on which the Reduced Grant was made and on the date additional shares of Stock become available (a “Continuing Non-Employee Director”) shall receive an additional Option to purchase shares of Stock. The number of newly available shares shall be divided equally among the Options granted to the Continuing Non-Employee Directors; provided, however, that the aggregate number of shares of Stock subject to a Continuing Non-Employee Director’s additional Option plus any prior Reduced Grant to the Continuing Non-Employee Director on the applicable Grant Date shall not exceed 13,200 shares (subject to adjustment pursuant to Article 15). If more than one Reduced Grant has been made, available Options shall be granted beginning with the earliest such Grant Date.

13.2 Option Price.  The option price for each Option granted under this Article 13 shall be the Fair Market Value on the date of grant of the Option.

13.3 Term.  Each Option granted under this Article 13 shall, to the extent not previously exercised, terminate and expire on the date ten (10) years after the date of grant of the Option, unless earlier terminated as provided in Section 13.4.

13.4 Lapse of Option.  An Option granted under this Article 13 shall not automatically lapse by reason of the Participant ceasing to qualify as a Non-Employee Director but remaining as a member of the Board. An Option granted under this Article 13 shall lapse under the earliest of the following circumstances:

(1) The Option shall lapse ten years after it is granted.

(2) If the Participant ceases to serve as a member of the Board for any reason other than as provided in the proviso to this paragraph (2) or paragraph (3) below, the Option shall lapse, unless it is previously exercised, (A) in the case of Option grants made to Non-Employee Directors after January 27, 2006, three years after the Participant’s termination as a member of the Board and (B) in the case of Option grants made to Non-Employee Directors on or prior to January 27, 2006, on the later of (x) 5 1/2 months following the Participant’s termination as a member of the Board of Directors or (y) December 31 of the year in which such termination of service occurs; provided, however, that if the Participant is removed for cause (determined in accordance with the Corporation’s bylaws, as amended from time to time), the Option shall (to the extent not previously exercised) lapse immediately.

(3) If the Participant ceases to serve as a member of the Board by reason of his Disability or death, the Option shall lapse, unless it is previously exercised, (A) in the case of Option grants made to Non-Employee Directors after January 27, 2006, three years after the Participant’s termination as a member of the Board and (B) in the case of Option grants made to Non-Employee Directors on or prior to January 27, 2006, 14 1/2 months following the Participant’s termination as a member of the Board of Directors.

(4) If the Participant dies during the post termination exercise period specified above in paragraph (2) or in paragraph (3) and before the Option otherwise lapses, the Option shall lapse one year after the Participant’s death. Upon the Participant’s death, any exercisable Options may be exercised by the Participant’s beneficiary, determined in accordance with Section 14.5.

If a Participant exercises Options after termination of his or her service on the Board, he or she may exercise the Options only with respect to the shares that were otherwise exercisable on the date of

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termination of his service on the Board. Such exercise otherwise shall be subject to the terms and conditions of this Article 13.

13.5 Cancellation of Options.  Upon a Participant’s termination of service for any reason other than death or Disability, all Options that have not vested in accordance with the Plan shall be cancelled immediately.

13.6 Exercisability.  Subject to Section 13.7, each Option grant under this Article 13 shall be exercisable as to twenty-five percent (25%) of the Option shares on each of the first, second, third and fourth anniversaries of the Grant Date, such that the Options will be fully exercisable after four years from the Grant Date.

13.7 Acceleration Upon Change of Control.  Notwithstanding Section 13.6, in the event of a Change of Control, each Option granted under this Article 13 that is then outstanding immediately prior to such Change of Control shall become immediately exercisable in full on the date of such Change in Control.

13.8 Termination of Article 13.  No Options shall be granted under this Article 13 after January 1, 2015.

13.9 Non-exclusivity.  Nothing in this Article 13 shall prohibit the Committee from making discretionary Awards to Non-Employee Directors pursuant to the other provisions of the Plan before or after January 1, 2015. Options granted pursuant to this Article 13 shall be governed by the provisions of this Article 13 and by other provisions of the Plan to the extent not inconsistent with the provisions of this Article 13.

ARTICLE 14

PROVISIONS APPLICABLE TO AWARDS

14.1 Stand-alone, Tandem, and Substitute Awards.  Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, (subject to the last sentence of Section 4.3) or in substitution for, any other Award granted under the Plan. If an Award is granted in substitution for another Award, the Committee may require the surrender of such other Award in consideration of the grant of the new Award. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

14.2 Term of Award.  The term of each Award shall be for the period as determined by the Committee, provided that in no event shall the term of any Incentive Stock Option or a Stock Appreciation Right granted in tandem with the Incentive Stock Option exceed a period of ten years from the date of its grant (or, if Section 7.2(c) applies, five years from the date of its grant).

14.3 Form of Payment for Awards.  Subject to the terms of the Plan and any applicable law or Award Agreement, payments or transfers to be made by the Corporation or a Parent or Affiliate on the grant or exercise of an Award may be made in such form as the Committee determines at or after the time of grant, including, without limitation, cash, Stock, other Awards or other property, or any combination thereof, and may be made in a single payment or transfer, in installments or on a deferred basis, in each case determined in accordance with rules adopted by, and at the discretion of, the Committee.

14.4 Limits on Transfer.  No right or interest of a Participant in any unexercised or restricted Award may be pledged, encumbered or hypothecated to or in favor of any party other than the Corporation or a Parent or Affiliate, or shall be subject to any lien, obligation, or liability of such Participant to any other party other than the Corporation or a Parent or Affiliate. No unexercised or restricted Award shall be assignable or transferable by a Participant other than by will or the laws of descent and distribution or, except in the case of an Incentive Stock Option, pursuant to a domestic relations order that would satisfy Section 414(p)(1)(A) of the Code if such Section applied to an Award under the Plan; provided, however,

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that the Committee may (but need not) permit other transfers where the Committee concludes that such transferability (i) does not result in accelerated taxation or other adverse tax consequences, (ii) does not cause any Option intended to be an Incentive Stock Option to fail to be described in Section 422(b) of the Code, and (iii) is otherwise appropriate and desirable, taking into account any factors deemed relevant, including, without limitation, state or federal tax or securities laws applicable to transferable Awards. In furtherance of the foregoing, with the consent of the Committee or its designee, a Participant may transfer Awards to such Participant’s family members or trusts or other entities in which the Participant or his or her family members hold 50% or more of the voting or beneficial ownership interest in such trust or entity for estate planning or other tax purpose. Any such permitted transfer shall be subject to such conditions as the Committee or its designee may impose and compliance with applicable federal and state securities laws.

14.5 Beneficiaries.  Notwithstanding Section 14.4, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant’s death. A beneficiary, legal guardian, legal representative or other person claiming any rights under the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and such Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If no beneficiary has been designated or survives the Participant, payment shall be made to the Participant’s estate. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time, provided the change or revocation is filed with the Committee.

14.6 Stock Certificates.  All Stock issuable under the Plan is subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal or state securities laws, rules and regulations and the rules of any national securities exchange or automated quotation system on which the Stock is listed, quoted or traded. The Committee may place legends on any Stock certificate or issue instructions to the transfer agent to reference restrictions applicable to the Stock.

14.7 Acceleration Upon Death or Disability.  Unless otherwise set forth in an Award Agreement, upon the Participant’s death or Disability during his employment or service as a director, all outstanding Options, Stock Appreciation Rights, Restricted Stock Awards and other Awards in the nature of rights that may be exercised shall become fully exercisable and all restrictions on outstanding Awards shall lapse. Any Option or Stock Appreciation Rights Awards shall thereafter continue or lapse in accordance with the other provisions of the Plan and the Award Agreement. To the extent that this provision causes Incentive Stock Options to exceed the dollar limitation set forth in Section 7.2(b), the excess Options shall be deemed to be Non-Qualified Stock Options.

14.8 Acceleration of Vesting and Lapse of Restrictions.  Subject to Sections 7.3(b) and 13.7, the Committee may, in its sole discretion, at any time (including, without limitation, prior to, coincident with or subsequent to a Change of Control) determine that (a) all or a portion of a Participant’s Options, Stock Appreciation Rights and other Awards in the nature of rights that may be exercised shall become fully or partially exercisable, and/or (b) all or a part of the restrictions on all or a portion of the outstanding Awards shall lapse, in each case, as of such date as the Committee may, in its sole discretion, declare; provided, however, that, with respect to Awards that are subject to Section 409A of the Code, the Committee shall not have the authority to accelerate or postpone the timing of payment or settlement of an Award in a manner that would cause such Award to become subject to the interest and penalty provisions under Section 409A of the Code. The Committee may discriminate among Participants and among Awards granted to a Participant in exercising its discretion pursuant to this Section 14.8. All Awards made to Non-Employee Directors shall become fully vested and, in the case of Options, Stock Appreciation Rights and other Awards in the nature of rights that may be exercised, fully exercisable in the event of the occurrence of a Change of Control as of the date of such Change of Control.

14.9 Other Adjustments.  If (i) an Award is accelerated under Sections 7.3(b), 13.7 and/or 14.8 or (ii) a Change of Control occurs (regardless or whether acceleration under Sections 7.3(b), 13.7 and/or 14.8

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occurs), the Committee may, in its sole discretion, provide (a) that the Award will expire after a designated period of time after such acceleration or Change of Control, as applicable, to the extent not then exercised, (b) that the Award will be settled in cash rather than Stock, (c) that the Award will be assumed by another party to a transaction giving rise to the acceleration or a party to the Change of Control, (d) that the Award will otherwise be equitably converted or adjusted in connection with such transaction or Change of Control, or (e) any combination of the foregoing. The Committee’s determination need not be uniform and may be different for different Participants whether or not such Participants are similarly situated; provided, however, that, with respect to Awards that are subject to Section 409A of the Code, the Committee shall not have the authority to accelerate or postpone the timing of payment or settlement of an Award in a manner that would cause such Award to become subject to the interest and penalty provisions under Section 409A of the Code.

14.10 Performance Goals.  In order to preserve the deductibility of an Award under Section 162(m) of the Code, the Committee may determine that any Award granted pursuant to this Plan to a Participant that is or is expected to become a Covered Employee shall be determined solely on the basis of (a) the achievement by the Corporation or Subsidiary of a specified target return, or target growth in return, on equity or assets, (b) the Corporation’s stock price, (c) the Corporation’s total shareholder return (stock price appreciation plus reinvested dividends) relative to a defined comparison group or target over a specific performance period, (d) the achievement by the Corporation or a Parent or Subsidiary, or a business unit of any such entity, of a specified target, or target growth in, net income, revenues, earnings per share, earnings before income and taxes, and earnings before income, taxes, depreciation and amortization, or (e) any combination of the goals set forth in (a) through (d) above. If an Award is made on such basis, the Committee shall establish goals prior to the beginning of the period for which such performance goal relates (or such later date as may be permitted under Section 162(m) of the Code or the regulations thereunder), and the Committee has the right for any reason to reduce (but not increase) the Award, notwithstanding the achievement of a specified goal. Any payment of an Award granted with performance goals shall be conditioned on the written certification of the Committee in each case that the performance goals and any other material conditions were satisfied.

14.11 Termination of Employment.  Whether military, government or other service or other leave of absence shall constitute a termination of employment shall be determined in each case by the Committee at its discretion, and any determination by the Committee shall be final and conclusive. A termination of employment shall not occur (i) in a circumstance in which a Participant transfers from the Corporation to one of its Parents or Subsidiaries, transfers from a Parent or Affiliate to the Corporation, or transfers from one Parent or Affiliate to another Parent or Affiliate, or (ii) in the discretion of the Committee as specified at or prior to such occurrence, in the case of a split-off, spin-off, sale or other disposition of the Participant’s employer from the Corporation or any Parent or Affiliate. To the extent that this provision causes Incentive Stock Options to extend beyond three months from the date a Participant is deemed to be an employee of the Corporation, a Parent or Affiliate for purposes of Section 424(f) of the Code, the Options held by such Participant shall be deemed to be Non-Qualified Stock Options.

14.12 Loan Provisions.  Subject to applicable laws, rules and regulations, including, without limitation, Section 402 of the Sarbanes-Oxley Act of 2002, with the consent of the Committee, the Corporation may make, guarantee or arrange for a loan or loans to a Participant with respect to the exercise of any Option granted under this Plan and/or with respect to the payment of the purchase price, if any, of any Award granted hereunder and/or with respect to the payment by the Participant of any or all federal and/or state income taxes due on account of the granting or exercise of any Award hereunder. The Committee shall have full authority to decide whether to make a loan or loans hereunder and to determine the amount, terms and provisions of any such loan(s), including the interest rate to be charged in respect of any such loan(s), whether the loan(s) are to be made with or without recourse against the borrower, the collateral or other security, if any, securing the repayment of the loan(s), the terms on which the loan(s) are to be repaid and the conditions, if any, under which the loan(s) may be forgiven.

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ARTICLE 15

CHANGES IN CAPITAL STRUCTURE

15.1 General.  Upon or in contemplation of (a) any reclassification, recapitalization, stock split (including a stock split in the form of a stock dividend) or reverse stock split, (b) any merger, combination, consolidation, or other reorganization, (c) any spin-off, split-up, or similar extraordinary dividend distribution in respect of the Stock (whether in the form of securities or property), (d) any exchange of Stock or other securities of the Corporation, or any similar, unusual or extraordinary corporate transaction in respect of the Stock, or (e) a sale of all or substantially all the business or assets of the Corporation as an entirety, then the Committee shall, in such manner, to such extent (if any) and at such time as it deems appropriate and equitable in the circumstances:

(i) proportionately adjust any or all of (A) the number and type of shares of Stock (or other securities) that thereafter may be made the subject of Awards (including the specific share limits, maximums and numbers of shares set forth elsewhere in this Plan), (B) the number, amount and type of shares of Stock (or other securities or property) subject to any or all outstanding Awards, (C) the grant, purchase, or exercise price (which term includes the base price of any SAR or similar right) of any or all outstanding Awards, (D) the securities, cash or other property deliverable upon exercise or payment of any outstanding Awards, or (E) the performance standards applicable to any outstanding Awards, or

(ii) make provision for a cash payment or for the assumption, substitution or exchange of any or all outstanding share-based Awards or the cash, securities or property deliverable to the holder of any or all outstanding share-based Awards, based upon the distribution or consideration payable to holders of the Stock upon or in respect of such event.

The Committee may adopt such valuation methodologies for outstanding Awards as it deems reasonable in the event of a cash or property settlement and, in the case of Options, SARs or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the Award. With respect to any Award of an Incentive Stock Option, the Committee may make such an adjustment that causes the option to cease to qualify as an Incentive Stock Option without the consent of the affected Participant.

In any of such events, the Committee may take such action prior to such event to the extent that the Committee deems the action necessary to permit the Participant to realize the benefits intended to be conveyed with respect to the underlying shares in the same manner as is or will be available to stockholders generally. In the case of any stock split or reverse stock split, if no action is taken by the Committee, the proportionate adjustments contemplated by clause (i) above shall nevertheless be made.

ARTICLE 16

AMENDMENT, MODIFICATION AND TERMINATION

16.1 Amendment, Modification and Termination.  The Board or the Committee may, at any time and from time to time, amend, modify or terminate the Plan; provided, however, that the Board or the Committee may condition any amendment or modification on the approval of shareholders of the Corporation if such approval is necessary or deemed advisable with respect to tax, securities or other applicable laws, policies or regulations.

16.2 Awards Previously Granted.  At any time and from time to time, but subject to Section 4.3, the Committee may amend, modify or terminate any outstanding Award or Award Agreement without approval of the Participant; provided, however, that, subject to the terms of the applicable Award Agreement, such amendment, modification or termination shall not, without the Participant’s consent, reduce or diminish the value of such Award determined as if the Award had been exercised, vested, cashed in or otherwise settled

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on the date of such amendment or termination; provided further, however, that the original term of any Option may not be extended. No termination, amendment, or modification of the Plan shall adversely affect any Award previously granted under the Plan, without the written consent of the Participant. Notwithstanding any provision herein to the contrary, the Committee shall have broad authority to amend the Plan or any outstanding Award under the Plan without approval of the Participant to the extent necessary or desirable (i) to comply with, or take into account changes in, applicable tax laws, securities laws, accounting rules and other applicable laws, rules and regulations or (ii) to ensure that an Award is not subject to interest and penalties under Section 409A of the Code.

ARTICLE 17

GENERAL PROVISIONS

17.1 No Rights to Awards.  No Participant or any eligible participant shall have any claim to be granted any Award under the Plan, and neither the Corporation nor the Committee is obligated to treat Participants or eligible participants uniformly.

17.2 No Stockholder Rights.  No Award gives the Participant any of the rights of a shareholder of the Corporation unless and until shares of Stock are in fact issued to such person in connection with the exercise, payment or settlement of such Award.

17.3 Withholding.  The Corporation or any Subsidiary, Parent or Affiliate shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Corporation, an amount sufficient to satisfy federal, state, local and other taxes (including the Participant’s FICA obligation) required by law to be withheld with respect to any taxable event arising as a result of the Plan. With respect to withholding required upon any taxable event under the Plan, the Committee may, at the time the Award is granted or thereafter, require or permit that any such withholding requirement be satisfied, in whole or in part, by (i) withholding from the Award shares of Stock or (ii) delivering shares of Stock that are already owned, having a Fair Market Value on the date of withholding equal to the minimum amount (and not any greater amount) required to be withheld for tax purposes, all in accordance with such procedures as the Committee establishes. The Corporation or any Subsidiary, Parent or Affiliate, as appropriate, shall also have the right to deduct from all cash payments made to a Participant (whether or not such payment is made in connection with an Award) any applicable taxes required to be withheld with respect to such payments.

17.4 No Right to Continued Service.  Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Corporation or any Parent or Affiliate to terminate any Participant’s employment or status as an officer, director or consultant at any time, nor confer upon any Participant any right to continue as an employee, officer, director or consultant of the Corporation or any Parent or Affiliate. In its sole discretion, the Board or the Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver shares of Stock with respect to awards hereunder.

17.5 Unfunded Status of Awards.  The Plan is intended to be an “unfunded” plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Corporation or any Parent or Affiliate.

17.6 Indemnification.  To the extent allowable under applicable law, each member of the Committee shall be indemnified and held harmless by the Corporation from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit or proceeding to which such member may be a party or in which he may be involved by reason of any action or failure to act under the Plan and against and from any and all amounts paid by such member in satisfaction of judgment in such action, suit or proceeding against him; provided such member shall give the Corporation an opportunity, at its own expense, to handle and defend the same before such member undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification

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shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Corporation’s Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any power that the Corporation may have to indemnify them or hold such persons harmless.

17.7 Relationship to Other Benefits.  No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or benefit plan of the Corporation or any Parent or Affiliate unless provided otherwise in such other plan.

17.8 Expenses; Application of Funds.  The expenses of administering the Plan shall be borne by the Corporation and its Parents or Subsidiaries. The proceeds received by the Corporation from the sale of shares of Stock pursuant to Awards will be used for general corporate purposes.

17.9 Titles and Headings.  The titles and headings of the Sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

17.10 Gender and Number.  Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

17.11 Fractional Shares.  No fractional shares of Stock shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down.

17.12 Government and Other Regulations.  The obligation of the Corporation to make payment of awards in Stock or otherwise shall be subject to all applicable laws, rules and regulations, and to such approvals by government agencies as may be required. To the extent that Awards under the Plan are awarded to individuals who are domiciled or resident outside of the United States or to persons who are domiciled or resident in the United States but who are subject to the tax laws of a jurisdiction outside of the United States, the Committee may adjust the terms of the Awards granted hereunder to such person (i) to comply with the laws of such jurisdiction and (ii) to avoid adverse tax consequences relating to an Award. The authority granted under the previous sentence shall include the discretion for the Committee to adopt, on behalf of the Corporation, one or more sub-plans applicable to separate classes of Participants who are subject to the laws of jurisdictions outside of the United States.

17.13 Securities Law Restrictions.  An Award may not be exercised or settled and no shares of Stock may be issued in connection with an Award unless the issuance of such shares of Stock has been registered under the 1933 Act and qualified under applicable state “blue sky” laws and any applicable foreign securities laws, or the Corporation has determined that an exemption from registration and from qualification under such state “blue sky” laws is available. The Corporation shall be under no obligation to register under the 1933 Act, or any state securities act, any of the shares of Stock issued in connection with the Plan. The shares issued in connection with the Plan may in certain circumstances be exempt from registration under the 1933 Act, and the Corporation may restrict the transfer of such shares in such manner as it deems advisable to ensure the availability of any such exemption. The Committee may require each Participant purchasing or acquiring shares of Stock pursuant to an Award under the Plan to represent to and agree with the Corporation in writing that such Participant is acquiring the shares of Stock for investment purposes and not with a view to the distribution thereof. All certificates for shares of Stock delivered under the Plan shall be subject to such stock-transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any exchange upon which the Stock is then listed, and any applicable securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

17.14 Satisfaction of Obligations.  Subject to applicable law, the Corporation may apply any cash, shares of Stock, securities or other consideration received upon exercise or settlement of an Award to any

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obligations a Participant owes to the Corporation and its Parents, Subsidiaries or Affiliates in connection with the Plan or otherwise, including, without limitation, any tax obligations or obligations under a currency facility established in connection with the Plan.

17.15 Section 409A of the Code.  If any provision of the Plan or an Award Agreement contravenes any regulations or Treasury guidance promulgated under Section 409A of the Code or could cause an Award to be subject to the interest and penalties under Section 409A of the Code, such provision of the Plan or any Award Agreement shall be modified to maintain, to the maximum extent practicable, the original intent of the applicable provision without violating the provisions of Section 409A of the Code. Moreover, any discretionary authority that the Board or the Committee may have pursuant to the Plan shall not be applicable to an Award that is subject to Section 409A of the Code to the extent such discretionary authority will contravene Section 409A of the Code or the Treasury guidance promulgated thereunder.

17.16 Governing Law.  To the extent not governed by federal law, the Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of Delaware.

17.17 Additional Provisions.  Each Award Agreement may contain such other terms and conditions as the Board or the Committee may determine, provided that such other terms and conditions are not inconsistent with the provisions of this Plan. In the event of any conflict or inconsistency between the Plan and an Award Agreement, the Plan shall govern and the Award Agreement shall be interpreted to minimize or eliminate such conflict or inconsistency.

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ANNEX E

OPINION OF RAYMOND JAMES & ASSOCIATES, INC.

June 17, 2009

Board of Directors
HLTH Corporation
669 River Drive Center 2
Elmwood Park, New Jersey 07407

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share, of HLTH Corporation (“HLTH”), of the exchange ratio for the proposed merger (the “Merger”) of HLTH with and into WebMD Health Corp. (“WebMD”) pursuant to the terms of an Agreement and Plan of Merger dated as of June 17, 2009 between WebMD and HLTH (the “Agreement”). Under the terms and subject to the conditions of the Agreement, each share of HLTH common stock (other than HLTH common stock held in the treasury of HLTH, and each share of HLTH common stock owned by WebMD or any direct or indirect wholly owned subsidiary of HLTH), upon closing of the Merger, will be converted into the right to receive 0.4444 shares of WebMD common stock, par value $0.01 per share (the “Exchange Ratio”). In connection with the consummation of Merger, the Certificate of Incorporation of WebMD shall be amended and restated to, among other things, eliminate the division of WebMD common stock into two classes that are currently classified as Class A common stock, par value $0.01 per share (“WebMD Class A Common Stock)” and Class B common stock, par value $0.01 per share (“WebMD Class B Common Stock”) and all outstanding shares of WebMD Class B common stock owned by HLTH will be retired.

In connection with our review of the proposed Merger and the preparation of our opinion, we have, among other things:

1. reviewed the financial terms and conditions of the Merger as described in a draft of the Agreement dated June 17, 2009;

2. reviewed the audited financial statements for each of HLTH and WebMD as of and for the fiscal year ended December 31, 2008 and the unaudited financial statements for the three month period ended March 31, 2009;

3. reviewed for each of HLTH and WebMD the annual reports filed on Form 10-K for the fiscal year ended December 31, 2008 and the quarterly reports filed on Form 10-Q for the quarter ended March 31, 2009;

4. reviewed certain other publicly available information on HLTH and WebMD;

5. reviewed certain other financial data and forecasts, balance sheet estimates, and other operating information requested from and provided by HLTH and WebMD;

6. reviewed the historical stock price and trading activity for the shares of HLTH common stock and WebMD Class A Common Stock;

Board of Directors
HLTH Corporation
June 17, 2009

7. discussed their respective businesses, operations, historical financial results, and future prospects with certain management team members of HLTH and WebMD;

8. discussed with senior management of the HLTH and WebMD certain information related to the aforementioned; and

9. considered such other quantitative and qualitative factors that we deemed to be relevant to our evaluation.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied or otherwise made available to us by HLTH and WebMD, or any other party on their behalf, and we have undertaken no duty or responsibility to verify independently any of such information. We have not made or obtained an independent appraisal for any of the assets (including, without limitation, HLTH’s discontinued operations and related assets, the auction rate securities owned by each of HLTH and WebMD, or other investment securities of HLTH and WebMD) or liabilities (contingent or otherwise) of either entity. With respect to financial forecasts and estimates, along with other information and data provided to or otherwise reviewed by or discussed with us, we have assumed, with your consent, that such forecasts, estimates, and other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management, and we have relied upon each party to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Merger will be consummated in accordance with the terms of the Agreement without waiver of any material conditions thereof.

In conducting our investigation and analyses and in arriving at our opinion, we have taken into account such accepted financial and investment banking procedures and considerations as we have deemed relevant, including the review of (i) the current and projected financial position and results of operations of HLTH and WebMD; (ii) the historical market prices, trading activity, and ownership profile of the HLTH common stock and WebMD Class A Common Stock; (iii) the historical and projected revenues, operating earnings, net income, and capitalization of WebMD and certain other publicly held companies in businesses we believe to be similar, in whole or in part, to WebMD; (iv) the discounted present value of projected future cash flows of WebMD; and (v) the general condition of the securities markets.

In arriving at this opinion, Raymond James & Associates, Inc. (“Raymond James”) did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying this opinion.

We express no opinion as to the underlying business decision to effect the Merger, the structure or tax consequences of the Agreement, or the availability or advisability of any alternatives to the Merger. In the capacity of rendering this opinion, we have reviewed the terms of the Agreement. Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to the holders of outstanding HLTH common stock. We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board of Directors to approve or consummate the Merger. This letter does not express any opinion as to the likely trading range of WebMD stock following the Merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of WebMD at that time. In formulating our opinion, we have considered only the Exchange Ratio to holders of HLTH common stock as is described above. We have not considered, and this opinion does not

Annex E – Page 2

Board of Directors
HLTH Corporation
June 17, 2009

address, any compensation or other such payments that may be made in connection with, or as a result of, the Merger to HLTH directors, officers, employees, or others in connection with the Merger. The delivery of this opinion has been approved by our Fairness Opinion Committee.

Raymond James is actively engaged in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations, and similar transactions. Raymond James will receive a customary fee from HLTH upon the delivery of this opinion. Raymond James also has been engaged to render financial advisory services to HLTH in connection with the proposed Merger and will receive a separate customary fee for such services; such fee is contingent upon consummation of the Merger and is larger than the fee for the delivery of this opinion. In addition, HLTH has agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of HLTH or WebMD for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is based upon market, economic, financial, and other circumstances and conditions existing and disclosed to us as of June 17, 2009 and any material change in such circumstances and conditions would require a re-evaluation of this opinion, which we are under no obligation to undertake.

It is understood that this letter is for the information of the HLTH Board of Directors in evaluating the proposed Merger and does not constitute a recommendation to any holder of HLTH common stock regarding how said holder should vote on the proposed Merger. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This opinion is not to be quoted or referred to, in whole or in part, without our prior written consent, which will not be unreasonably withheld, except that it may be referred to and reproduced in connection with any registration statement, proxy statement, or other transaction statement filed in connection with the Merger. In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder, nor do we admit that we are experts with respect to any part of any such Registration Statement within the meaning of the terms “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Based upon and subject to the foregoing, it is our opinion that, as of June 17, 2009, the Exchange Ratio is fair from a financial point of view to the holders of HLTH common stock.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

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ANNEX F

OPINION OF MORGAN JOSEPH & CO. INC.

June 17, 2009

The Special Committee of the Board of Directors
WebMD Health Corp.
111 Eighth Avenue
New York, New York 10011

Gentlemen:

We understand that HLTH Corporation (“HLTH”) and WebMD Health Corp. (the “Company”), of which HLTH is the principal stockholder, intend to merge, with the Company being the surviving corporation in the merger (the “Proposed Transaction”). The terms and conditions of the Proposed Transaction are set forth in more detail in a draft, dated June 11, 2009 of the Agreement and Plan of Merger between HLTH and the Company.

You have requested our opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of the Company’s common stock other than HLTH and the officers and directors of HLTH, the Company, and their respective affiliates (the “public stockholders”), of the consideration to be offered to holders of the Common Stock of HLTH in the Proposed Transaction.

In conducting our analysis and arriving at our opinion as expressed herein, we have reviewed and analyzed, among other things, the following:

i. the draft, dated June 11, 2009, of the Agreement and Plan of Merger between HLTH and the Company;

ii. the Company’s Form 10-K for the period ended December 31, 2008, its Form 10-Q for the period ended March 31, 2009, and certain other Exchange Act filings made by the Company with the U.S. Securities and Exchange Commission (“SEC”);

iii. HLTH’s Form 10-K for the period ended December 31, 2008, its Form 10-Q for the period ended March 31, 2009, and certain other Exchange Act filings made by HLTH with the SEC;

iv. the reported prices and trading activity for the Company’s Common Stock and HLTH’s Common Stock;

v. with respect to HLTH and its subsidiaries other than the Company, certain information, prepared internally by HLTH, and certain other data relating to their respective businesses and prospects, including their budgets and projections as well as certain presentations prepared by HLTH, which were provided to us by HLTH’s senior management;

vi. with respect to the Company, certain information prepared internally by the Company, and certain other data relating to its business and prospects, including budgets and

vii. certain presentations prepared by the Company, which were provided to us by the Company’s senior management;

The Special Committee of the Board of Directors
WebMD Health Corp.
June 17, 2009

viii. certain publicly available information concerning certain companies engaged in businesses which we believe to be generally relevant to the Company and HLTH and the trading markets for certain of such other companies’ securities; and

ix. the financial terms of certain recent business combination transactions which we believe to be relevant.

We have also held meetings and had discussions with certain officers and employees of the Company and HLTH concerning their respective businesses, operations, assets, present conditions and prospects and undertook such other studies, analyses and investigations as we deemed appropriate. In addition, we have discussed the strategic rationale for the Proposed Transaction with the senior managements of each of the Company and HLTH.

In arriving at our opinion, we have, with your permission, assumed and relied upon the accuracy and completeness of the financial and other information used by us and we have not attempted to verify independently such information, nor do we assume any responsibility to do so. Without limiting the foregoing, we have, without independent verification, relied upon the information provided to us by the Company with respect to the Company’s cash balances, including the value of the auction rate securities included in the Company’s cash balances and any impairment to the value thereof. In addition, we have, without independent verification, relied upon the information provided to us by HLTH with respect to HLTH’s cash balances, including the value of the auction rate securities included in HLTH’s cash balances and any impairment to the value thereof. With respect to HLTH’s subsidiaries other than the Company, we have further assumed, with your permission, that HLTH’s forecasts and projections provided to and reviewed by us have been reasonably prepared based upon the best current estimates, information and judgment of HLTH’s senior management as to the future financial condition, cash flows and results of operations of HLTH and its subsidiaries other than the Company. We have made no independent investigation of any legal, accounting or tax matters affecting the Company or HLTH, and have assumed the correctness of all legal, accounting and tax advice given the Company and its Board of Directors and the Special Committee thereof. In particular, we have been instructed by you to assume that none of the net operating losses of the Company will be utilized by HLTH pursuant to the tax sharing agreement between the Company and HLTH prior to the consummation of the transaction and that such net operating losses will be utilized pursuant to the Company’s estimated taxable income as forecasted by the Company. Furthermore, you have instructed us to utilize an estimate of $19 million for the net aggregate liability related to HLTH’s Department of Justice investigation, irrespective of any differing amount that may be set forth in any actual or pro forma financial statements prepared by the Company. We have not conducted a physical inspection of the properties and facilities of the Company or HLTH, nor have we made or obtained any independent evaluation or appraisal of such properties and facilities. We have also taken into account our assessment of general economic, market and financial conditions and our experience in similar transactions, as well as our experience in securities valuation in general. Our opinion necessarily is based upon economic, financial, political, regulatory and other conditions as they exist and can be evaluated on the date hereof and we assume no responsibility to update or revise our opinion based upon events or circumstances occurring after the date hereof. We do not express any opinion as to what the market reaction might be to the proposed transaction or how the Common Stock of the Company might trade after the announcement of the Proposed Transaction. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction involving the Company or its assets. We also express no opinion regarding the fairness of the amounts or nature of the compensation that is or may be paid to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation that is or may be paid to the public stockholders.

Opinion of Morgan Joseph & Co. Inc.

Annex F – Page 2

The Special Committee of the Board of Directors
WebMD Health Corp.
June 17, 2009

This letter and the opinion expressed herein are for the use of the Special Committee of the Board of Directors of the Company. This opinion does not address the Company’s underlying business decision to approve the Proposed Transaction, and it does not constitute a recommendation to the Company, its Board of Directors or any committee thereof, its stockholders, or any other person as to any specific action that should be taken in connection with the Proposed Transaction. This opinion may not be reproduced, summarized, excerpted from or otherwise publicly referred to or disclosed in any manner without our prior written consent except that the Company may include this opinion in its entirety in any proxy statement or information statement relating to the Proposed Transaction sent to the Company’s stockholders; provided that any description or reference to Morgan Joseph & Co. Inc. or this opinion included in such proxy statement or information statement shall be in form and substance reasonably acceptable to us.

We have acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with the Proposed Transaction and will receive a fee of $100,000 for such services and, upon the execution of the Agreement and Plan of Merger by the Company and HLTH, will receive an additional fee of $850,000 for such services. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Within the past two years we acted as financial advisor to the Special Committee of the Board of Directors of the Company in connection with a previously proposed merger with HLTH and, in connection therewith, received fees of $2,000,000 in the aggregate for such services. Morgan Joseph & Co. Inc., as part of its investment banking business, is regularly engaged in the valuation of businesses in connection with mergers, acquisitions, underwritings, private placements of listed and unlisted securities, financial restructurings and other financial services.

The issuance of this opinion was approved by our fairness opinion committee.

Based upon and subject to the foregoing and such other factors as we deem relevant, it is our opinion as investment bankers that, as of the date hereof, the consideration to be offered to holders of the Common Stock of HLTH in the Proposed Transaction is fair, from a financial point of view, to the public stockholders.

Very truly yours,

MORGAN JOSEPH & CO. INC.

Opinion of Morgan Joseph & Co. Inc.

Annex F – Page 3

ANNEX G

RESTATED
CERTIFICATE OF INCORPORATION
OF WEBMD HEALTH CORP.

ARTICLE I

The name of the corporation (which is hereinafter referred to as the “Corporation”) is: WebMD Health Corp.

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation shall be to engage in any lawful act or activity for which corporations may be organized and incorporated under the General Corporation Law of the State of Delaware (the “GCL”).

ARTICLE IV

A. The total number of shares of stock which the Corporation shall have authority to issue is 700,000,000, divided into two classes: 50,000,000 shares of Preferred Stock, par value $.01 per share (hereinafter referred to as “Preferred Stock”); and 650,000,000 shares of Common Stock par value $.01 per share (hereinafter referred to as “Common Stock”).

B. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized to provide for the issuance of shares of Preferred Stock in one or more series and, by filing a certificate pursuant to the applicable law of the State of Delaware (hereinafter referred to as “Preferred Stock Designation”), to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations and restrictions thereof. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(i) The designation of the series, which may be by distinguishing number, letter or title;

(ii) The number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares thereof then outstanding);

(iii) The amounts payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative;

(iv) Dates at which dividends, if any, shall be payable;

(v) The redemption rights and price or prices, if any, for shares of the series;

(vi) The terms and amount of any sinking fund provided for the purchase or redemption of shares of the series;

(vii) Whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series of such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

(viii) Whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series of such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

(ix) Restrictions on the issuance of shares of the same series or of any other class or series; and

(x) The voting rights, if any, of the holders of shares of the series.

C. The Common Stock shall be subject to the express terms of the Preferred Stock and any series thereof. Except as may otherwise be provided in this Restated Certificate of Incorporation or in a Preferred Stock Designation, the holders of shares of Common Stock shall be entitled to one vote for each such share upon all questions presented to the stockholders.

Except as may otherwise be provided in this Restated Certificate of Incorporation or in a Preferred Stock Designation, the Common Stock shall have the exclusive right to vote for the election of directors and for all other purposes, and holders of Preferred Stock shall not be entitled to receive notice of any meeting of stockholders at which they are not entitled to vote.

D. The Corporation shall be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law.

E. Upon the effectiveness of this Restated Certificate of Incorporation pursuant to the GCL, (i) each share of the Corporation’s Class A Common Stock, par value $.01 per share (the “Old Class A Common Stock”), issued and outstanding or held in treasury immediately prior to the effectiveness of this Restated Certificate of Incorporation, will automatically be reclassified as and converted into 1 share of Common Stock. Any stock certificate that, immediately prior to the effectiveness of this Restated Certificate of Incorporation, represented shares of the Old Class A Common Stock will, from and after the effectiveness of this Restated Certificate of Incorporation, automatically and without the necessity of presenting the same for exchange, represent that number of shares of Common Stock into which the shares of Old Class A Common Stock represented by such certificate shall have been reclassified pursuant hereto, and (ii) each share of the Corporation’s Class B Common Stock, par value $.01 per share, issued and outstanding or held in treasury prior to the effectiveness of this Restated Certificate of Incorporation shall be cancelled pursuant to and in accordance with the Agreement and Plan of Merger, dated June 17, 2009, between the Corporation and HLTH Corporation, a Delaware corporation, and no consideration shall be issued in respect thereof.

ARTICLE V

A. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, subject to any rights, powers and preferences of any outstanding Preferred Stock, the holders of shares of Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares held by them.

B. Subject to applicable law, and any rights, powers and preferences of any outstanding Preferred Stock, the holders of the Common Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors out of funds lawfully available therefor.

WebMD Restated Certificate of Incorporation

Annex G – Page 2

ARTICLE VI

In furtherance of, and not in limitation of, the powers conferred by law, the Board of Directors is expressly authorized and empowered:

(a) to adopt, amend or repeal the Bylaws of the Corporation; provided, however, that, notwithstanding any other provision of this Restated Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the stock required by law or this Restated Certificate of Incorporation, the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend or repeal any provision of the Bylaws or to adopt additional bylaws; and

(b) from time to time to determine whether and to what extent, and at what times and places, and under what conditions and regulations, the accounts and books of the Corporation, or any of them, shall be open to inspection of stockholders; and, except as so determined or as expressly provided in this Restated Certificate of Incorporation or in any Preferred Stock Designation, no stockholder shall have any right to inspect any account, book or document of the Corporation other than such rights as may be conferred by applicable law.

The Corporation may in its Bylaws confer powers upon the Board of Directors in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board of Directors by applicable law. Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with paragraph (a) of this Article VI or this sentence. For purposes of this Restated Certificate of Incorporation, “Voting Stock” shall mean the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors.

ARTICLE VII

A. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation and may not be effected by any consent in writing in lieu of a meeting of such stockholders.

B. Special meetings of stockholders of the Corporation for any purpose or purposes may be called by the Board of Directors, and any power of stockholders to call a special meeting is specifically denied.

C. Advance notice of stockholder nominations for the election of directors and of the proposal by stockholders of any other action to be taken by the stockholders at a meeting shall be given in such manner as shall be provided in the Bylaws of the Corporation.

D. Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with this Article VII.

ARTICLE VIII

A. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of directors of the Corporation shall be fixed from time to time by the Board of Directors.

B. Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

WebMD Restated Certificate of Incorporation

Annex G – Page 3

C. The Board of Directors (other than those directors elected by the holders of any series of Preferred Stock provided for or fixed pursuant to the provisions of Article IV hereof (the “Preferred Stock Directors”)) shall be divided into three classes, Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the number of directors constituting the entire Board of Directors. At each annual meeting of the stockholders, successors to the class of directors whose term expires at that annual meeting shall be elected for a term expiring at the third succeeding annual meeting of stockholders. If the number of directors (other than Preferred Stock Directors) is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting for the year in which his term expires and until his successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

D. Subject to the rights of the holders of any series of Preferred stock to elect additional directors under specified circumstances, any director may be removed from office only for cause, and only by the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class.

E. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, and newly created directorships resulting from any increase in the authorized number of directors, may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires and until such director’s successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the whole Board of Directors shall shorten the term of any incumbent director.

F. During any period when the holders of any series of Preferred Stock have the right to elect additional directors as provided for or fixed pursuant to the provisions of Article IV hereof, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his earlier death, disqualification, resignation or removal. Except as otherwise provided by the Board of Directors in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate and the total authorized number of directors of the Corporation shall be reduced accordingly.

G. Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with this Article VII.

ARTICLE IX

A director of the corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the GCL as the same exists or may hereafter be amended. Any

WebMD Restated Certificate of Incorporation

Annex G – Page 4

amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

ARTICLE X

A. The Corporation elects to be governed by Section 203 of the GCL.

B. Notwithstanding anything contained in this Restated Certificate of Incorporation to the contrary, the affirmative vote of the holders of at least 80 percent of the voting power of the then outstanding Voting Stock, voting together as a single class, shall be required to amend, repeal or adopt any provision inconsistent with this Article X.

ARTICLE XI

Except as may be expressly provided in this Restated Certificate of Incorporation, the Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation or a Preferred Stock Designation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed herein or by applicable law, and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article XI.

WebMD Restated Certificate of Incorporation

Annex G – Page 5

WEBMD HEALTH CORP.
ANNUAL MEETING OF STOCKHOLDERS
October 23, 2009
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints each of Mark D. Funston, Lewis H. Leicher and Douglas W. Wamsley as proxies, each with full power of substitution, to represent the undersigned and to vote all shares of stock which the undersigned is entitled in any capacity to vote at the 2009 Annual Meeting of Stockholders of WEBMD HEALTH CORP., to be held at The Ritz-Carlton New York, Battery Park, Two West Street, New York, New York 10004, on October 23, 2009, at 9:30 a.m, Eastern time, and at any adjournment or postponement thereof, on the matters set forth below and, in their discretion, upon all matters incident to the conduct of the Annual Meeting and upon such other matters as may properly be brought before the Annual Meeting or any adjournment or postponement thereof. This proxy revokes all prior proxies given by the undersigned.

WHEN PROPERLY EXECUTED AND RETURNED IN A TIMELY MANNER, THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER OR, IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” EACH OF THE PROPOSALS AND NOMINEES SET FORTH BELOW.

Please date, sign and mail your proxy card in the envelope provided as soon as possible.
☒ Please mark your votes as in this example.

The Board of Directors recommends a vote FOR Proposal 1, FOR the election of each of the director nominees listed in Proposal 2 and FOR Proposals 3 and 4.

		FOR	AGAINST	ABSTAIN

1.	To adopt the Agreement and Plan of Merger, dated June 17, 2009, between HLTH Corporation and WebMD, and to approve the transactions contemplated by that agreement, including the merger.	☐	☐	☐

			WITHHOLD	FOR ALL
			AUTHORITY	EXCEPT
		FOR ALL	FOR ALL	(See instructions
		NOMINEES	NOMINEES	below)

2.	To elect the persons listed below to each serve a three-year term as a Class I director.	☐	☐	☐

NOMINEES:

	O Mark J. Adler, M.D.	.

O Neil F. Dimick

O James V. Manning

(INSTRUCTION: To withhold authority to vote for any individual nominee, mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: •)

		FOR	AGAINST	ABSTAIN
3.	To ratify and approve an amendment to WebMD’s Amended and Restated 2005 Long-Term Incentive Plan to increase the number of shares of WebMD Common Stock issuable under that Plan by 1,100,000 shares, to a total of 15,600,000 shares.	☐	☐	☐

4.	To ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm to serve as WebMD’s independent auditor for the fiscal year ending December 31, 2009.	☐	☐	☐

The undersigned acknowledges receipt of the accompanying Notice of Annual Meeting and Proxy Statement/Prospectus.

Signature:	Signature:
Date:	Date:

NOTE:	Please sign exactly as your name or names appear on this Proxy Card. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give your full title as such. If the signer is a corporation, please print the full corporate name and the full title of the duly authorized officer executing on behalf of the corporation. If the signer is a partnership, please print full partnership name and the full title of the duly authorized person executing on behalf of the partnership.